As filed with the Securities and Exchange Commission
                              on February 20, 1997
                          Registration No. 33-________




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-14

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 |X|
                       Pre-Effective Amendment No. ___ |_|
                      Post-Effective Amendment No. ___ |_|
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1940 |_|
                              Amendment No. ___ |_|

                        (Check appropriate box or boxes)
                            ------------------------

                               NATIONS FUND TRUST
               (Exact Name of Registrant as specified in Charter)
                                111 Center Street
                           Little Rock, Arkansas 72201
          (Address of Principal Executive Offices, including Zip Code)

                           --------------------------

       Registrant's Telephone Number, including Area Code: (800) 626-2275
                              Richard H. Blank, Jr.
                                c/o Stephens Inc.
                                111 Center Street
                           Little Rock, Arkansas 72201
                     (Name and Address of Agent for Service)

                                 With copies to:
    Robert M. Kurucza, Esq.                       Philip H. Newman, Esq.
    Marco E. Adelfio, Esq.                        Goodwin, Proctor & Hoar LLP
    Morrison & Foerster LLP                       53 State Street
    2000 Pennsylvania Ave., N.W.                  Exchange Place
    Suite 5500                                    Boston, MA 02109
    Washington, D.C.  20006


It is proposed that this filing will become effective on March 22, 1997 pursuant to Rule 488.

No filing fee is required under the Securities Act of 1933 because an indefinite number of shares of beneficial interest in the Registrant, without par value, has previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. The Registrant filed on May 24, 1996, the notice required by Rule 24f-2 for its fiscal year ended March 31, 1996 (File No. 2- 97817; 811-4305).

                               NATIONS FUND TRUST
                              CROSS-REFERENCE SHEET


PART A

ITEM NO.          Item Caption                             Prospectus Caption

       1          Beginning of Registration                COVER PAGE OF REGISTRATION
                  Statement and Outside Front Cover        STATEMENT; CROSS-REFERENCE SHEET;
                  Page of Prospectus                       FRONT COVER PAGE OF PROSPECTUS/PROXY
                                                           STATEMENT

       2          Beginning and Outside Back Cover         TABLE OF CONTENTS
                  Page of Prospectus

       3          Fee Table, Synopsis Information,         APPENDIX II -- EXPENSE SUMMARIES
                  and Risk Factors                         SUMMARY -- PROPOSED REORGANIZATION; -
                                                           - PRINCIPAL RISK FACTORS;

       4          Information About the Transaction        INFORMATION RELATING TO THE PROPOSED
                                                           REORGANIZATION

       5          Information About the Registrant         COMPARISON OF PILOT AND NATIONS;
                                                           ADDITIONAL INFORMATION ABOUT
                                                           NATIONS

       6          Information About the Company            COMPARISON OF PILOT AND NATIONS;
                  Being Acquired                           ADDITIONAL INFORMATION ABOUT PILOT

       7          Voting Information                       INFORMATION RELATING TO VOTING
                                                           MATTERS

       8          Interest of Certain Persons and          NOT APPLICABLE
                  Experts

       9          Additional Information Required          NOT APPLICABLE
                  for Reoffering by Persons Deemed
                  to be Underwriters


PART B

                                                           Statement of Additional
ITEM NO.          Item Caption                             Information Caption

      10          Cover Page                               COVER PAGE

      11          Table of Contents                        TABLE OF CONTENTS

      12          Additional Information About the         INCORPORATION OF DOCUMENTS BY
                  Registrant                               REFERENCE IN STATEMENT OF ADDITIONAL
                                                           INFORMATION

      13          Additional Information About the         NOT APPLICABLE
                  Company Being Acquired

      14          Financial Statements                     EXHIBITS TO STATEMENT OF ADDITIONAL
                                                           INFORMATION

    PART C

   ITEM NO.


     15-17 Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C of this Registration Statement.


THE FOLLOWING ITEMS ARE HEREBY INCORPORATED BY REFERENCE:

NATIONS FUND TRUST ("NATIONS")

From Post-Effective Amendment No. 44 of the Nations Registration Statement, filed July 25, 1996 (SEC File Nos. 2-97817; 811-4305):

         Prospectuses for the Investor A, Investor N and Primary A Shares of the Nations Strategic Growth Fund, Nations Disciplined Equity Fund, Nations Value Fund, Nations Intermediate Municipal Bond Fund, Nations Short-Intermediate Government Fund and Nations Municipal Income Fund, dated July 31, 1996.

         Prospectuses for the Daily, Investor B and Primary A Shares of the Nations Tax Exempt Fund, dated July 31, 1996.

The audited financial statements and related independent auditors' reports for the Nations Strategic Growth Fund, Nations Disciplined Equity Fund, Nations Value Fund, Nations Intermediate Municipal Bond Fund, Nations Short-Intermediate Government Fund, Nations Tax Exempt Fund and Nations Municipal Income Fund, contained in the Annual Report for the fiscal year ended March 31, 1996.

The unaudited financial statements and related independent auditors' reports for the Nations Strategic Growth Fund, Nations Disciplined Equity Fund, Nations Value Fund, Nations Intermediate Municipal Bond Fund, Nations Short-Intermediate Government Fund, Nations Tax Exempt Fund and Nations Municipal Income Fund, contained in the Semi-Annual Report for the six-month period ended September 30, 1996.

THE PILOT FUNDS ("PILOT")

From Post-Effective Amendment No. 33 of the Pilot Registration Statement, filed November 12, 1996 (SEC File Nos. 2-78440; 811-3517):

         Prospectuses for the Class A, Class B and Pilot Shares of the Pilot Diversified Bond Income Fund, Pilot Growth Fund, Pilot Growth and Income Fund, Pilot Intermediate Municipal Bond Fund, Pilot Intermediate U.S. Government Securities Fund and Pilot Municipal Bond Fund, dated January 2, 1997.

         Prospectuses for the Administration, Investor and Pilot Shares of the Pilot Short-Term Tax-Exempt Diversified Fund and Pilot Missouri Short-Term Tax-Exempt Fund, dated January 2, 1997.

The audited financial statements and related independent auditors' reports for the Pilot Diversified Bond Income Fund, Pilot Growth Fund, Pilot Growth and Income Fund, Pilot Intermediate Municipal Bond Fund, Pilot Intermediate U.S. Government Securities Fund, Pilot Municipal Bond Fund, Pilot Short-Term Tax-Exempt Diversified Fund and Pilot Missouri Short-Term Tax-Exempt Fund, contained in the Annual Report for the fiscal year ended August 31, 1996.

                                 THE PILOT FUNDS
                  PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND
                    PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
                          PILOT GROWTH AND INCOME FUND
                                PILOT GROWTH FUND
                       PILOT DIVERSIFIED BOND INCOME FUND
               PILOT INTERMEDIATE U.S. GOVERNMENT SECURITIES FUND
                     PILOT INTERMEDIATE MUNICIPAL BOND FUND
                            PILOT MUNICIPAL BOND FUND
                                3435 Stelzer Road
                              Columbus, Ohio 43219


                                                                  March 20, 1997

Dear Shareholder:

         On behalf of the Board of Trustees of The Pilot Funds ("Pilot"), we are pleased to invite you to a special meeting of the shareholders of the Pilot funds named above (each a "Pilot Fund" and together, the "Pilot Funds") to be held on April 21, 1997 at 10:00 a.m., Eastern time, at the offices of BISYS Fund Services, Inc., 3435 Stelzer Road, Columbus, Ohio (the "Meeting"). At the Meeting, shareholders of each Pilot Fund will be asked to consider a proposed reorganization of their Pilot Fund into a corresponding portfolio of Nations Fund Trust (each a "Nations Fund" and together the "Nations Funds").

         BACKGROUND. As you may recall, Boatmen's Bancshares, Inc. ("Bancshares") recently merged into NationsBank Corporation. Prior to the merger, Bancshares was the parent of Boatmen's Trust Company ("Boatmen's"), investment adviser to the Pilot Funds. At Special Meetings of Pilot Fund shareholders on December 18 and 20, 1996, you approved new investment advisory arrangements with Boatmen's in anticipation of the Bancshares- NationsBank Corporation merger.

         At the upcoming Meeting, management is asking you to approve a reorganization of your Pilot Fund into a corresponding Nations Fund. The Nations Funds are an open-end investment company advised by NationsBanc Advisors, Inc., a subsidiary of NationsBank, N.A. If all approvals are obtained, the Pilot Funds would be reorganized into the corresponding Nations Funds on or about May 2, 1997, when your Pilot Fund shares would be exchanged for shares of the corresponding Nations Fund of equal value.

         PILOT'S BOARD OF TRUSTEES UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO APPROVE THE PROPOSED REORGANIZATION.

         PLEASE NOTE THAT PILOT SHAREHOLDERS WHO HOLD SHARES OF PILOT FUNDS OTHER THAN THOSE LISTED ABOVE WILL RECEIVE PROXY MATERIALS UNDER SEPARATE COVER WITH RESPECT TO

PROPOSALS AFFECTING THOSE FUNDS. SHAREHOLDERS SHOULD FILL OUT THE PROXY CARD(S) FOR EACH OF THOSE PILOT FUNDS IN WHICH THEY HOLD SHARES IN ORDER TO VOTE THOSE SHARES.

         In considering these matters, you should note:

         o    SIMILAR OBJECTIVES AND POLICIES
              The Pilot Funds are proposed to be reorganized into operating Nations Funds with investment policies and objectives that are substantially similar, and in some cases identical, to those of the corresponding Pilot Funds.

         o    SIMILAR ACCESS ARRANGEMENTS
              Following the reorganization, you will enjoy access to the Nations Funds through distribution, transaction and shareholder servicing arrangements that are substantially similar to the Pilot Funds' current arrangements.

         o    SAME VALUE OF SHARES
              The total dollar value of the Nations Fund shares you receive in the reorganization will be the same as the total dollar value of the Pilot Fund shares that you held immediately before the Reorganization. The reorganization will be tax free, and no front-end or contingent deferred sales loads will be charged in connection with the exchange of Pilot Fund shares for Nations Fund shares.

         o    OPERATING EXPENSE RATIOS
              The annual fund operating expense ratio (after waivers) for the corresponding Nations Fund classes after the reorganization is expected to be no higher than the annual fund operating expense ratio of your Pilot Fund class, except for Pilot Shares of the Pilot Diversified Bond Income Fund, Class A and Pilot Shares of the Pilot Growth and Income Fund and Pilot Shares of the Pilot Intermediate U.S. Government Securities Fund.

         The proposed reorganization is expected to benefit Pilot Fund shareholders by:

         o offering actual or potential reductions in total operating expense ratios;
         o offering shareholders the opportunity to join, and exchange their shares within, a larger and more diverse family of more than 50 funds;
         o offering access to a broader array of investment products, such as a new line of funds-of- funds, and investment services, such as a mutual fund asset allocation program, a mutual fund marketplace and cash sweep programs; and
         o providing opportunities for enhanced returns through combined investment portfolios.

         The formal Notice of Special Meeting, a Combined Proxy
Statement/Prospectus and a Proxy Ballot are enclosed. If you own shares in more than one of the Pilot Funds that is named above, more than one Proxy Ballot accompanies these materials. If you own shares in one or more of the Pilot funds that is not named above, you will be receiving separately a set of proxy materials (including Proxy Ballot(s)) for the other fund(s).

         Whether or not you plan to attend the Meeting, you may vote by proxy in any of the following ways:

         [BALLOT/PROXY SOLICITATION INFORMATION TO BE INSERTED]

         Please return your Proxy Ballot or call [or fax us] so that your vote will be counted.

         YOUR VOTE IS VERY IMPORTANT TO US REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN. PLEASE VOTE BY RETURNING YOUR PROXY BALLOT TODAY,
[BALLOT/PROXY SOLICITATION INFORMATION TO BE INSERTED]

         The proposed reorganization and the reasons for the Pilot Board's unanimous recommendation are discussed in detail in the enclosed materials, which you should read carefully. If you have any questions about the reorganization, please do not hesitate to call Pilot Funds toll free at 1-800-71-PILOT.

         We look forward to seeing you at the Meeting or receiving your proxy so that your shares may be voted at the Meeting.

                                            Sincerely,


                                            ....................................
                                            William J. Tomko
                                            President
                                             The Pilot Funds

                                 THE PILOT FUNDS
                  PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND
                    PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
                          PILOT GROWTH AND INCOME FUND
                                PILOT GROWTH FUND
                       PILOT DIVERSIFIED BOND INCOME FUND
               PILOT INTERMEDIATE U.S. GOVERNMENT SECURITIES FUND
                     PILOT INTERMEDIATE MUNICIPAL BOND FUND
                            PILOT MUNICIPAL BOND FUND
                                3435 Stelzer Road
                              Columbus, Ohio 43219


                     NOTICE OF SPECIAL SHAREHOLDERS MEETING
                          TO BE HELD ON APRIL 21, 1997

To Pilot Fund Shareholders:

         NOTICE IS GIVEN THAT a special meeting of the shareholders (the "Meeting") of the Pilot Short-Term Tax-Exempt Diversified Fund, Pilot Missouri Short-Term Tax-Exempt Fund, Pilot Growth and Income Fund, Pilot Growth Fund, Pilot Diversified Bond Income Fund, Pilot Intermediate U.S. Government Securities Fund, Pilot Intermediate Municipal Bond Fund, and Pilot Municipal Bond Fund (each a "Pilot Fund" and together, the "Pilot Funds"), each of which is a series of The Pilot Funds ("Pilot"), will be held at the offices of BISYS Fund Services, Inc., 3435 Stelzer Road, Columbus, Ohio, on April 21, 1997 at 10:00 a.m., Eastern time, for purpose of considering and voting upon:

         ITEM 1. A proposal to approve an Agreement and Plan of Reorganization providing for the transfer of the assets and stated liabilities of each Pilot Fund to a corresponding fund of Nations Fund, Inc. in exchange for shares of designated classes of the corresponding Nations Fund.

         ITEM 2. Such other business as may properly come before the Meeting or any adjournment(s).

         Item 1 is described in the attached Combined Proxy
Statement/Prospectus. YOUR TRUSTEES UNANIMOUSLY RECOMMEND THAT YOU VOTE IN FAVOR OF THE PROPOSAL.

         Shareholders of record as of the close of business on March [ ], 1997 are entitled to notice of, and to vote at, the Meeting or any adjournment(s) thereof.

         SHAREHOLDERS ARE REQUESTED TO MARK, DATE, SIGN AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE EACH ACCOMPANYING PROXY CARD, WHICH IS BEING SOLICITED BY THE PILOT BOARD OF TRUSTEES. THIS IS IMPORTANT TO ENSURE A QUORUM AT THE MEETING. SHAREHOLDERS ALSO MAY RETURN PROXIES BY TELEFAX. PROXIES MAY BE REVOKED AT ANY TIME BEFORE THEY ARE EXERCISED BY SUBMITTING TO PILOT A WRITTEN NOTICE OF REVOCATION OR A SUBSEQUENTLY EXECUTED PROXY OR BY ATTENDING THE MEETING AND VOTING IN PERSON.

                                            By Order of the Trustees,


                                            ....................................
                                            George O. Martinez,
                                            Secretary

                       COMBINED PROXY STATEMENT/PROSPECTUS
                              DATED MARCH 22, 1997


                                 THE PILOT FUNDS
                                3435 STELZER ROAD
                            COLUMBUS, OHIO 43219-3035
                                 1-800-717-4568

                               NATIONS FUND TRUST
                        ONE NATIONSBANK PLAZA, 33RD FLOOR
                         CHARLOTTE, NORTH CAROLINA 28255
                                 1-800-321-7854

         This Combined Proxy Statement/Prospectus is furnished to shareholders of the Pilot Diversified Bond Income Fund, Pilot Growth Fund, Pilot Growth and Income Fund, Pilot Intermediate Municipal Bond Fund, Pilot Intermediate U.S. Government Securities Fund, Pilot Municipal Bond Fund, Pilot Missouri Short-Term Tax-Exempt Fund and Pilot Short-Term Tax-Exempt Diversified Fund (each a "Pilot Fund" and collectively the "Pilot Funds") in connection with the solicitation of proxies by the management of The Pilot Funds ("Pilot"). The Board of Trustees has called a Special Meeting of Shareholders (the "Meeting") at 10:00 a.m. (Eastern time) on April 21, 1997 at the offices of BISYS Fund Services, Inc., 3435 Stelzer Road, Columbus, Ohio. At the Meeting, shareholders will be asked to approve a proposed Agreement and Plan of Reorganization dated as of February [ ], 1997 (the "Agreement") by and between Pilot and Nations Fund Trust ("Nations"). A copy of a form of the Agreement is attached as Appendix I.

         Pilot and Nations are both registered open-end management investment companies (mutual funds) that offer money market, tax-exempt, bond and equity investment portfolios. The Agreement provides for the transfer of assets and stated liabilities of each Pilot Fund to a corresponding investment portfolio of Nations (each a "Nations Fund" and collectively the "Nations Funds") in exchange for shares ("Shares") of comparable classes of the Nations Fund having equal value (the "Reorganization"). As a result of the Reorganization, shareholders of the Pilot Funds will become shareholders of the Nations Funds. Table I, under "Information Relating to the Proposed Reorganization--Description of the Agreement," shows each class of each Pilot Fund and the corresponding class of each corresponding Nations Fund.

         This Combined Proxy Statement/Prospectus sets forth concisely the information that a Pilot shareholder should know before voting, and should be retained for future reference. This Combined Proxy Statement/Prospectus is accompanied by the following documents: (i) the Annual Report(s) for the Nations Funds dated March 31, 1996 and (ii) the current prospectus(es) for the Nations Funds, dated July 31, 1996. Additional information is set forth in the statement of additional information relating to this Combined Proxy Statement/Prospectus, dated the date hereof, which is incorporated herein by reference, and in the prospectuses dated January 2, 1997 for the Pilot Funds. Each of these documents is on file with the Securities and Exchange Commission (the "SEC"), and is available without charge by calling or writing Pilot or Nations at the respective telephone numbers or addresses stated on the cover sheet of this Combined Proxy Statement/Prospectus. The information contained in the Nations Fund prospectuses and the prospectuses for the Pilot Funds is incorporated by reference into this Combined Proxy Statement/Prospectus.

     The following summarizes the proposal to be voted on by shareholders of each Pilot Fund at the Meeting:


                      PROPOSAL                                     SHAREHOLDERS SOLICITED

     1.  To approve an Agreement and Plan of                 Each Pilot Fund voting separately on a
     Reorganization providing for the transfer of            portfolio-by-portfolio basis.
     the assets and liabilities of the Pilot Funds
     to corresponding Nations Funds in exchange
     for Shares of comparable classes of the
     corresponding Nations Funds.

         This Combined Proxy Statement/Prospectus is Pilot's proxy statement for the Meeting, and Nations' prospectus for the Shares of the Nations Funds.

         This Combined Proxy Statement/Prospectus is expected to be first sent to shareholders on or about March 22, 1997.

         THE SECURITIES OF THE NATIONS FUNDS OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS COMBINED PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS COMBINED PROXY
STATEMENT/PROSPECTUS AND IN THE MATERIALS EXPRESSLY INCORPORATED HEREIN BY REFERENCE AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PILOT, NATIONS OR THEIR RESPECTIVE SPONSORS AND DISTRIBUTORS.

         EACH MONEY MARKET FUND SEEKS TO MAINTAIN A NET ASSET VALUE OF $1.00 PER SHARE. AN INVESTMENT IN A NATIONS MONEY MARKET FUND IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT.

THERE CAN BE NO ASSURANCE THAT A NATIONS MONEY MARKET FUND WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

         SHARES OF PILOT AND NATIONS ARE NOT DEPOSITS OR OBLIGATIONS OF OR GUARANTEED OR ENDORSED BY, NATIONSBANK, N.A. OR ANY OF ITS AFFILIATES OR ANY OTHER BANK. SUCH SHARES ARE NOT INSURED BY THE U.S. GOVERNMENT, THE
FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY
OTHER GOVERNMENT AGENCY.  MUTUAL FUND SHARES INVOLVE CERTAIN INVESTMENT
RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. THE DISTRIBUTOR OF THE PILOT FUNDS IS PILOT FUNDS DISTRIBUTORS, INC. AND THE SPONSOR IS BISYS FUND SERVICES LIMITED PARTNERSHIP. THE DISTRIBUTOR AND SPONSOR OF THE NATIONS FUNDS IS STEPHENS INC.

                                TABLE OF CONTENTS

FEE TABLES...............................................................................................6
SUMMARY..................................................................................................6
     Proposed Reorganization.............................................................................6
     Principal Risk Factors..............................................................................8
     Voting Information..................................................................................9

INFORMATION RELATING TO THE PROPOSED REORGANIZATION......................................................9
     Description of the Agreement........................................................................9
         Table I........................................................................................10
     Pilot Board Consideration..........................................................................12
     Capitalization.....................................................................................14
         Table II  -- Pro Forma Capitalization (as of December 31, 1996)................................14
     Federal Income Tax Consequences....................................................................23

COMPARISON OF PILOT AND NATIONS.........................................................................24
     Investment Objectives and Policies.................................................................24
     Investment Adviser and Other Service Providers.....................................................24
         Table III -- Total Expense Information.........................................................26
         Other Service Providers for the Pilot Funds and Nations Funds..................................30
     Share Structure....................................................................................31
     Distribution Plans, Administration Plans and Shareholder
         Servicing Arrangements.........................................................................32
     Shareholder Transactions and Services..............................................................34

INFORMATION RELATING TO VOTING MATTERS..................................................................34
     General Information................................................................................34
     Shareholder and Board Approvals....................................................................36
         Table IV(A)....................................................................................37
         Table IV(B)....................................................................................37
     Quorum.............................................................................................37
     Annual Meeting and Shareholder Meetings............................................................38

ADDITIONAL INFORMATION ABOUT NATIONS....................................................................38
     Pending Legal Proceedings..........................................................................38

ADDITIONAL INFORMATION ABOUT PILOT......................................................................39

FINANCIAL STATEMENTS....................................................................................39

OTHER BUSINESS..........................................................................................40

SHAREHOLDER INQUIRIES...................................................................................40


APPENDICES    I      Agreement And Plan Of Reorganization

             II Expense Summaries Of Pilot Funds And The Corresponding Nations Funds

            III Investment Objectives, Limitations And Certain Significant Investment Policies Of The Existing Nations Funds And The Corresponding Pilot Funds

             IV Shareholder Transactions And Services Of The Nations Funds And The Corresponding Pilot Funds

                                   FEE TABLES

         Pro Forma Expense Information for each proposed reorganization is included in Appendix II to this Combined Proxy Statement/Prospectus.


                                     SUMMARY

         PROPOSED REORGANIZATION. The Agreement provides for: (i) the transfer of all of the assets and stated liabilities of each Pilot Fund to a corresponding Nations Fund in exchange for Shares of comparable classes of the corresponding Nations Fund; and (ii) the distribution of Nations Fund Shares to the shareholders of the Pilot Funds in liquidation of the Pilot Funds. The Reorganization is subject to a number of conditions with respect to each Pilot Fund, including shareholder approval. Following the Reorganization, Pilot will wind up its affairs and deregister as an investment company under the Investment Company Act of 1940 (the "1940 Act").

         As a result of the proposed Reorganization, a Pilot Fund shareholder will become a shareholder of its corresponding Nations Fund and will hold, immediately after the closing(s) of the Reorganization (the "Closing(s)"), Shares of the comparable class of the corresponding Nations Fund having a total dollar value equal to the total dollar value of the Shares of the Pilot Fund that the shareholder held immediately before the Closing(s).

         OVERVIEW OF PILOT AND NATIONS. The investment objectives, policies and restrictions of the Pilot Funds are, in general, similar to those of their corresponding Nations Fund. There are, however, differences. For example, the Missouri Short-Term Tax-Exempt Fund invests primarily in Missouri municipal obligations that provide tax exempt income, while the corresponding Nations Tax Exempt Fund invests primarily in general municipal obligations that provide tax exempt income. As well, the average weighted maturity of the Pilot Intermediate U.S. Government Securities Fund is between three and ten years, while the average weighted maturity of the corresponding Nations Short-Intermediate Government Fund is between three and five years and the duration will not exceed five years. For additional information, see "Comparison of Pilot and Nations--Investment Objectives and Policies" and Appendix III to this Combined Proxy Statement/Prospectus.

         NationsBanc Advisors, Inc. ("NBAI") currently serves as the investment adviser to the Nations Funds. TradeStreet Investment Associates, Inc. ("TradeStreet") currently serves as investment sub-adviser to the Nations Funds. Boatmen's Trust Company ("Boatmen's") currently serves as investment adviser to the Pilot Funds. As used herein, the "Adviser" means NBAI, TradeStreet or Boatmen's, as the context may require. See "Comparison of Pilot and Nations--Investment Adviser and Other Service Providers."

         Table III, under "Comparison of Pilot and Nations--Investment Adviser and Other Service Providers," shows the current (after waivers or reimbursements) total operating expenses for each class of Pilot Fund along with the total operating expenses (after waivers or reimbursements) that could be expected for each class of Pilot Fund after the Reorganization. NBAI has committed to maintain current (after waiver) expense ratios for all Nations Fund classes for a period of at least two years after the Closing, absent extraordinary circumstances or a reduction in fund assets that impacts fee levels (the "Expense Commitment"). NBAI believes that the achievement of the PRO FORMA expense levels is likely and that shareholders may, therefore, enjoy even lower expense ratios than the levels to which the Adviser has committed.

         Appendix II to this Combined Proxy Statement/Prospectus provides additional information about the fees and expenses for each of the Nations Funds and corresponding Pilot Funds. The Pilot Funds have a different administrator, distributor, transfer agent, independent auditor and different trustees/directors. See "Comparison of Pilot and Nations--Investment Adviser and Other Service Providers."

         Nations Strategic Fixed Income Fund, Nations Disciplined Equity Fund, Nations Value Fund, Nations Intermediate Municipal Bond Fund, Nations Short-Intermediate Government Fund and Nations Municipal Income Fund will each issue three classes of Shares in the Reorganization: Investor A Shares, Investor N Shares and Primary A Shares. In addition, Nations Tax Exempt Fund will each issue three classes of Shares in the Reorganization: Daily Shares, Investor B Shares and Primary A Shares. See "Comparison of Pilot and Nations--Share Structure."

         With certain exceptions, the purchase, redemption, dividend and other policies and procedures of the Pilot Funds and the Nations Funds are generally similar. Among the exceptions is that only the Pilot Shares issued by the Pilot money market funds and the Investor B Shares of the Nations money market funds offer checkwriting redemption privileges. See "Comparison of Pilot and Nations-Shareholder Transactions and Services" and Appendix IV to this Combined Proxy Statement/Prospectus.

         The Nations Funds are sold at net asset value, with no front-end or contingent deferred sales load, whereas the Pilot Funds charge a front-end sales charge on their Class A Shares and a contingent deferred sales charge on their Class B Shares. ALTHOUGH, NO FRONT-END OR CONTINGENT DEFERRED SALES CHARGE WILL BE IMPOSED ON ANY OF THE SHAREHOLDERS IN CONNECTION WITH THE REORGANIZATION, FORMER CLASS B SHAREHOLDERS WILL REMAIN SUBJECT TO THE CONTINGENT DEFERRED SALES CHARGE STRUCTURE IN PLACE FOR PILOT CLASS B SHARES.

         FEDERAL INCOME TAX CONSEQUENCES. Morrison & Foerster LLP, legal counsel to Nations, will issue an opinion as of the Closing to the effect that, based on certain assumptions, the Reorganization will not give rise to the recognition of gain or loss for federal income tax purposes to the Pilot Funds, the Nations Funds or their respective shareholders.

         The Agreement contemplates that, upon notice from Nations, ten days prior to the Closing Date, a Pilot Fund must immediately sell prior to the Closing Date, to the extent permissible and consistent with that Pilot Fund's own investment objective and policies, any portfolio security identified by Nations as impermissible under the investment objectives and limitations of the Nations Fund into which the Pilot Fund is to be reorganized. Such a sale could result in taxable capital gains for a Pilot Fund and its shareholders. See Appendix I to this Combined Proxy Statement/Prospectus.

         PILOT AND NATIONS BOARD CONSIDERATION. In considering the Agreement, the Boards of Pilot and Nations, including the disinterested Directors and Trustees thereof, were advised by their respective legal counsel, as well as by separate legal counsel to the disinterested Directors and Trustees, as to their fiduciary duties under the 1940 Act and the required determinations that each Board should make under the 1940 Act in connection with the Reorganization. After considering the relevant factors, as discussed in greater detail below under "Information Relating to the Proposed Reorganization--Pilot Board Consideration," the Pilot Board found, on behalf of the Pilot Funds, that participation in the Reorganization, as contemplated by the Agreement, is in the best interests of the Pilot Funds and that the interests of the shareholders of the Pilot Funds would not be diluted as a result of the Reorganization. PILOT'S BOARD OF TRUSTEES UNANIMOUSLY RECOMMENDS THAT PILOT SHAREHOLDERS APPROVE THE AGREEMENT.

         Similarly, after considering the relevant factors, the Nations Board, on behalf of the Nations Funds, found that participation in the Reorganizations, as contemplated by the Plans of Reorganization, is in the best interests of the Nations Funds and that the interests of the shareholders of the Nations Funds will not be diluted as a result of the Reorganization.

         PRINCIPAL RISK FACTORS. Because of the similarities of the investment objectives, policies and restrictions of the Pilot Funds and their corresponding Nations Funds, an investment in a Nations Fund involves risks that are similar to those of the corresponding Pilot Fund. These investment risks, in general, are those typically associated with investing in a portfolio of common stocks in the case of the Pilot and Nations equity funds, a portfolio of fixed-income securities in the case of the Pilot and Nations fixed-income funds, a portfolio of municipal obligations in the case of the Pilot and Nations bond funds, and a portfolio of high quality, short-term money market instruments in the case of the Pilot and Nations money market funds.

         The risks associated with Nations Value Fund (and its corresponding Pilot Growth and Income Fund) and Nations Disciplined Equity Fund (and its corresponding Pilot Growth Fund) are those associated with investments in common stocks and other equity securities, which are generally stock market risks. Stock values fluctuate in response to the activities of individual companies and in response to general market and economic conditions and, accordingly, the value of the stocks that a fund holds may decline over short or extended periods.

         An investment in Nations Tax-Exempt Fund (and its corresponding Pilot Missouri Short-Term Tax-Exempt Fund and Pilot Short-Term Tax-Exempt Diversified
Fund), involves risks typically associated with investing in a portfolio of high quality, short-term money market instruments. In addition, these money market funds attempt to maintain a stable net asset value of $1.00, although there is no assurance that they will be able to do so.

         An investment in Nations Strategic Fixed Income Fund (and its corresponding Pilot Diversified Bond Income Fund), Nations Short-Intermediate Government Fund (and its corresponding Pilot U.S. Government Securities Fund) and Nations Intermediate Municipal Bond Fund (and its corresponding Pilot Intermediate Municipal Bond Fund), involves risks typically associated with investing in a portfolio of fixed-income securities, which is the risk that the value of that security will tend to decrease when interest rates rise and increase when interest rates fall. In general, longer-term debt instruments tend to fluctuate in value more than shorter-term debt instruments in response to interest rate movements. For example, because the average weighted maturity of the Nations Short-Intermediate Government Fund is less than that of its corresponding Pilot U.S. Government Securities Fund the share price of the Pilot Fund may fluctuate more in response to interest rate changes than that of the Nations Fund.

         VOTING INFORMATION. This Combined Proxy is being furnished in connection with the solicitation of proxies by Pilot's Board of Trustees at the Meeting. Only shareholders of record at the close of business on March [ ], 1997 will be entitled to vote at the Meeting. Each whole or fractional share is entitled to a whole or fractional vote. Shares represented by a properly executed proxy will be voted in accordance with the instructions thereon or, if no specification is made, the persons named as proxies will vote in favor of each proposal set forth in the Notice of Meeting. Proxies may be revoked at any time before they are exercised by submitting to Pilot a written notice of revocation or a subsequently executed proxy or by attending the Meeting and voting in person. For additional information, see "Information Relating to Voting Matters."



               INFORMATION RELATING TO THE PROPOSED REORGANIZATION

         The terms and conditions of the Reorganization are set forth in the Agreement. Significant provisions of the Agreement are summarized below; however, this summary is qualified in its entirety by reference to the Agreement, a copy of which is attached as Appendix I to this Combined Proxy Statement/Prospectus.

         DESCRIPTION OF THE AGREEMENT. The Agreement provides that at the Closing the assets and stated liabilities of the Pilot Funds will be transferred to Nations in exchange for full and fractional Shares of the corresponding Nations Funds as shown in the following table.

                                                 TABLE I

PILOT FUND/SHARE CLASS                                                   CORRESPONDING NATIONS FUND/SHARE CLASS

PILOT DIVERSIFIED BOND INCOME FUND                                       NATIONS STRATEGIC FIXED INCOME FUND
    Class A Shares                                                           Investor A Shares
    Class B Shares                                                           Investor N Shares
    Pilot Shares                                                             Primary A Shares

PILOT GROWTH FUND                                                        NATIONS DISCIPLINED EQUITY FUND
    Class A Shares                                                           Investor A Shares
    Class B Shares                                                           Investor N Shares
    Pilot Shares                                                             Primary A Shares

PILOT GROWTH AND INCOME FUND                                             NATIONS VALUE FUND
    Class A Shares                                                           Investor A Shares
    Class B Shares                                                           Investor N Shares
    Pilot Shares                                                             Primary A Shares

PILOT INTERMEDIATE MUNICIPAL BOND FUND                                   NATIONS INTERMEDIATE MUNICIPAL BOND FUND
    Class A Shares                                                           Investor A Shares
    Class B Shares                                                           Investor N Shares
    Pilot Shares                                                             Primary A Shares


PILOT INTERMEDIATE U.S. GOVERNMENT SECURITIES FUND                       NATIONS SHORT-INTERMEDIATE GOVERNMENT FUND
    Class A Shares                                                           Investor A Shares
    Class B Shares                                                           Investor N Shares
    Pilot Shares                                                             Primary A Shares

PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND                                NATIONS TAX EXEMPT FUND
    Investor Shares                                                          Daily Shares
    Administration Shares                                                    Investor B Shares
    Pilot Shares                                                             Primary A Shares

PILOT MUNICIPAL BOND FUND                                                NATIONS MUNICIPAL INCOME FUND
    Class A Shares                                                           Investor A Shares
    Class B Shares                                                           Investor N Shares
    Pilot Shares                                                             Primary A Shares

PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND                             NATIONS TAX EXEMPT FUND
    Investor Shares                                                          Daily Shares
    Administration Shares                                                    Investor B Shares
    Pilot Shares                                                             Primary A Shares


         The Shares issued by each Nations Fund in the Reorganization will have an aggregate dollar value equal to the aggregate dollar value of the Shares of the respective Pilot Fund that are outstanding immediately before the Closing. Immediately after the Closing, each Pilot Fund will distribute the Shares of Nations Fund received in the Reorganization to its shareholders in liquidation of the Pilot Fund. Each shareholder owning Shares of a particular Pilot Fund at the Closing will receive Shares of the comparable class of the corresponding Nations Fund, and will receive any unpaid dividends or distributions that were declared before the Closing on Pilot Fund Shares. Nations will establish an account for each former shareholder of the Pilot Funds reflecting the appropriate number of Nations Fund Shares distributed to that shareholder. These accounts will be substantially identical to the accounts currently maintained by Pilot for each shareholder. Shares of the Nations Funds are in uncertificated form.

         Although no formal action has been taken, upon completion of the Reorganization, it is contemplated that if Pilot Shareholders approve the Agreement, and shareholders of all other series of Pilot approve a similar Agreement, all outstanding Shares of the Pilot Funds will be redeemed and canceled in exchange for Shares of the Nations Funds distributed, and Pilot will wind up its affairs and apply to be deregistered as an investment company under the 1940 Act. Pilot would permanently close its stock transfer books as of the close of business on the business day immediately preceding the Closing. Exchange or redemption requests required after that time will be deemed to be exchange or redemption requests for Shares of the Nations Funds.

         The Reorganization is subject to a number of conditions, including approval of the Agreement and the related matters described in this Combined Proxy Statement/ Prospectus by Pilot shareholders at the Meeting; the receipt of certain legal opinions described in the Agreement (which include an opinion of counsel to Nations that the Nations Fund Shares issued in the Reorganization will be validly issued, fully paid and non-assessable); the receipt of certain certificates from the parties concerning the continuing accuracy of the representations and warranties in the Agreement; the receipt of "comfort letters" from the independent public accountants of Pilot and Nations regarding various financial matters; any necessary exemptive relief or no-action assurances requested from the SEC or its Staff with respect to Section 17(a) and 17(d) of the 1940 Act and Rule 17d-1 thereunder; and the parties' performance in all material respects of their respective covenants and undertakings in the Agreement. The Agreement contemplates that, upon notice from Nations, ten days prior to the Closing Date, a Pilot Fund must immediately sell prior to the Closing Date, to the extent permissible and consistent with that Pilot Fund's own investment objective and policies, any portfolio security identified by Nations as impermissible under the investment objectives and limitations of the Nations Fund into which the Pilot Fund is to be reorganized. Such a sale could result in taxable capital gains for a Pilot Fund and its shareholders.

         Assuming satisfaction of the conditions in the Agreement, the Closing will be effective at the close of business on May 2, 1997 or, in accordance with the Agreement, such other date as agreed to in writing by the officers of the parties to the Agreement.

         The Agreement provides that NBAI has committed to absorb substantially all of the expenses associated with the Reorganization. See Appendix I to this Combined Proxy Statement/Prospectus. A portion of the expenses to be incurred in connection with the Reorganization, approximately $450,000, will be allocated to the Nations Funds following the consummation of the Reorganization (the "Allocated Amount"). NBAI will absorb all expenses of the Reorganization other than the Allocated Amount. The Expense Commitment, as discussed above, will cause NBAI, in effect, to absorb a substantial portion of the Allocated Amount (approximately $320,000) through additional fee waivers. NBAI also will absorb the portion of the remaining Allocated Amount that otherwise would be borne by current Pilot Fund shareholders (approximately $31,000), by making a capital contribution in this amount to the Pilot Funds prior to the Closing. The portion of the Allocated Amount that remains after NBAI absorbs this $351,000 (approximately $99,000) will, in effect, be borne by current Nations Fund shareholders. The Nations Funds Board approved this arrangement as being in the best interest of shareholders in light of, among other things, the benefits to such shareholders from the Expense Commitment, and the anticipated benefits expected to accrue to these shareholders over time from the addition of approximately $6 billion in assets (as of December 31, 1996) into the Nations Funds through the Reorganization.

         PILOT BOARD CONSIDERATION. On August 29, 1996, Boatmen's Bancshares, Inc. ("Bancshares"), the parent of Boatmen's, the Pilot Funds' investment adviser, entered into an Agreement and Plan of Merger with NationsBank Corporation, which provided that Bancshares would merge with and into a wholly-owned subsidiary of NationsBank Corporation (the "Holding Company Merger"). The Holding Company Merger was consummated on January 7, 1997. In connection therewith, and consistent with the requirements of the 1940 Act and the terms of the respective investment advisory and management agreements, the change in control of the Boatmen's resulted in the automatic and immediate termination of each investment advisory agreement between Pilot, on behalf of the respective Pilot Fund, and Boatmen's. To ensure that this automatic termination would not disrupt the investment advisory services provided to the Pilot Funds, Pilot shareholders approved at a December 18, 1996 meeting, new investment advisory agreements between Pilot, on behalf of the Pilot Funds (except the Pilot Missouri Short-Term Tax Exempt Fund, Pilot Short-Term U.S. Treasury Fund, Pilot Growth Fund and Pilot Diversified Bond Fund), and Boatmen's. At a December 20, 1996 meeting, Pilot shareholders approved new investment advisory agreements between Pilot, on behalf of the Pilot Missouri Short-Term Tax Exempt Fund, Pilot Short-Term U.S. Treasury Fund, Pilot Growth Fund and Pilot Diversified Bond Fund, and Boatmen's.

         At its December 4, 1996 meeting, the Pilot Board of Trustees was first advised that Boatmen's and NationsBank, N.A. ("NationsBank") were considering the possibility of recommending a consolidation of the Pilot Funds with the Nations Funds following the

Holding Company Merger. Thereafter, on January 31, 1997 and February 5, 1997, the Pilot Trustees met to consider formal proposals by Boatmen's and NationsBank regarding the Reorganization.

         In preparation for the meetings, the Trustees were provided with a variety of information about the Reorganization, the Pilot Funds, the Nations Funds and NationsBank. These materials summarized the principal features of the Reorganization including the intention that each transaction be consummated on a tax-free basis for the participating Funds and their shareholders. In addition, the Pilot Trustees received comparative information for the Pilot Funds and their corresponding Nations Funds with respect to the following matters: (a) investment objectives and policies; (b) advisory, distribution and other servicing arrangements; (c) expenses (with and without giving effect to current expense limitations), including PRO FORMA expenses assuming consummation of the Reorganization and expenses relative to peer groups, and (d) performance relative to peer groups. The Pilot Trustees were also provided with information about NationsBank and its investment advisory organization, including information regarding those individuals with responsibility for each Nations Fund, and the anticipated impact of the proposed Reorganization on Boatmen's, NBAI and TradeStreet.

         The Trustees were also advised that the parties to the Holding Company Merger had stated their intention to meet the conditions of Section 15(f) of the 1940 Act with respect to the Pilot Funds and their successors. Section 15(f) of the 1940 Act provides that when a change in control of an investment adviser occurs, the investment adviser or any of its affiliated persons may receive any amount or benefit in connection therewith as long as, among other things, no "unfair burden" is imposed on the investment company as a result of the transaction relating to the change of control, or any expenses or implied terms, conditions or understandings applicable thereto. The term "unfair burden" as defined by the 1940 Act includes any arrangement during the two-year period after the transaction whereby the investment adviser (or predecessor or successor adviser), or any "interested person" of any such adviser, receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services) or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than fees for bona fide principal underwriting services). Section 15(f) also requires that through January 7, 2000 (the three-year period immediately following the Holding Company Merger), at least 75% of the Board of Trustees of the Pilot Funds or its successor will not be "interested persons" of NBAI or Boatmen's within the meaning of the 1940 Act. The Pilot Trustees were informed that the Board of Trustees of the Nations Funds currently satisfy this requirement.

         At the Trustees' meeting on February 5, 1997, NBAI and TradeStreet represented to the Pilot Trustees that they would commit to the Expense Commitment described above. Based upon this commitment and the current expense ratio and expense limitation information provided for both the Pilot Funds and the Nations Funds, the Pilot Trustees concluded that, for the foreseeable future, the Reorganization would likely result in a substantial savings in expenses to Pilot Fund shareholders.

         During the course of their deliberations at the January 31 and February 5 meetings, the Trustees considered other potential benefits of the Reorganization to Pilot shareholders, including convenient access via the exchange privilege to a larger universe of funds within the Nations Fund Family and the availability of other investment products offered by NationsBank. The Pilot Trustees further noted that, in general, the performance of the Nations Funds was comparable to or better than that of their corresponding Pilot Funds.

         After consideration of the foregoing and other factors, and with the advice and assistance of independent counsel, the Pilot Trustees unanimously determined that the Reorganization is in the best interest of the shareholders of each Pilot Fund, and that the shareholders of each Pilot Fund will not be diluted as a result of such Reorganization.

         CAPITALIZATION. The eight Pilot Funds would be reorganized into the seven Nations Funds. The following table sets forth, as of December 31, 1996,
(i) the capitalization of each of the Pilot Funds; (ii) the capitalization of each of the corresponding Nations Funds involved; and (iii) the pro forma capitalization of each of the Nations Funds as adjusted to give effect to the Reorganization of the foregoing Pilot Funds. The capitalization of each Pilot Fund and Nations Fund is likely to be different at the Closing as a result of daily share purchase and redemption activity in the Pilot Funds as well as the effects of the Pilot Funds' other ongoing operations.

                                    TABLE II

               PRO FORMA CAPITALIZATION (AS OF DECEMBER 31, 1996)

         1. The table below reflects current and pro forma capitalization information for the combination of the Pilot Diversified Bond Income Fund with Nations Strategic Fixed Income Fund.

                                                                                                   NET ASSET VALUE
                                              TOTAL NET ASSETS          SHARES OUTSTANDING            PER SHARE

Pilot Diversified Bond Income Fund                $169,195                    16,918                    $10.00
                                                  (Class A)                 (Class A)                 (Class A)
                                                  $271,916                    27,206                    $9.99
                                                  (Class B)                 (Class B)                 (Class B)
                                                $119,681,075                11,971,516                  $10.00
                                                   (Pilot)                   (Pilot)                   (Pilot)


Nations Strategic Fixed Income Fund              $6,899,238                  701,466                    $9.84
                                                (Investor A)               (Investor A)              (Investor A)
                                                 $2,401,947                  244,215                    $9.84


                                       14

                                                (Investor N)               (Investor N)              (Investor N)
                                                $973,548,070                98,984,205                  $9.84
                                                 (Primary A)               (Primary A)               (Primary A)


Pro Forma Pilot Diversified Bond
Income Fund and Nations Strategic                $7,068,433                  718,661                    $9.84
Fixed Income Fund                                (Class A/                   (Class A/                (Class A/
                                                 Investor A)                Investor A)               Investor A)
                                                 $2,673,863                  271,849                    $9.84
                                                 (Class B/                   (Class B/                (Class B/
                                                 Investor N)                Investor N)               Investor N)
                                                $1,093,229,145              111,146,916                 $9.84
                                              (Pilot/Primary A)          (Pilot/Primary A)         (Pilot/Primary A)

         2. The table below reflects current and pro forma capitalization information for the combination of the Pilot Growth Fund with Nations Disciplined Equity Fund.

                                                                                                   NET ASSET VALUE
                                              TOTAL NET ASSETS         SHARES OUTSTANDING              PER SHARE

Pilot Growth Fund                                  $31,993                    3,238                     $9.88
                                                  (Class A)                 (Class A)                 (Class A)
                                                   $68,504                    6,948                     $9.86
                                                  (Class B)                 (Class B)                 (Class B)
                                                 $50,268,680                5,089,156                   $9.88
                                                   (Pilot)                   (Pilot)                   (Pilot)


Nations Disciplined Equity Fund                  $6,980,775                  377,954                    $18.47
                                                (Investor A)              (Investor A)               (Investor A)
                                                 $20,356,441                1,115,533                   $18.25
                                                (Investor N)              (Investor N)               (Investor N)
                                                $109,667,772                5,926,669                   $18.50
                                                 (Primary A)               (Primary A)               (Primary A)



Pro Forma Pilot Growth Fund and                  $7,012,768                  379,686                    $18.47
Nations Disciplined Equity Fund                   (Class A/                 (Class A/                 (Class A/
                                                 Investor A)               Investor A)               Investor A)
                                                 $20,424,945                1,119,287                   $18.25
                                                  (Class B/                 (Class B/                 (Class B/
                                                 Investor N)               Investor N)               Investor N)
                                                $159,936,452                8,643,895                   $18.50
                                              (Pilot/Primary A)         (Pilot/Primary A)         (Pilot/Primary A)

3. The table below reflects current and pro forma capitalization information for the combination of the Pilot Growth and Income Fund with Nations Value Fund.

                                                                                                   NET ASSET VALUE
                                              TOTAL NET ASSETS          SHARES OUTSTANDING            PER SHARE

Pilot Growth and Income Fund                     $6,544,742                  474,526                    $13.79
                                                  (Class A)                 (Class A)                 (Class A)
                                                 $5,069,369                  367,483                    $13.79
                                                  (Class B)                 (Class B)                 (Class B)
                                                $357,080,937                25,882,323                  $13.80
                                                   (Pilot)                   (Pilot)                   (Pilot)



Nations Value Fund                               $67,856,655                3,875,247                   $17.51
                                                (Investor A)               (Investor A)              (Investor A)
                                                 $98,775,116                5,660,541                   $17.45
                                                (Investor N)               (Investor N)              (Investor N)
                                               $1,165,501,350               66,562,845                  $17.51
                                                 (Primary A)               (Primary A)               (Primary A)



Pro Forma Pilot Growth and Income                $74,401,397                4,249,019                   $17.51
Fund and Nations Value Fund                       (Class A/                 (Class A/                 (Class A/
                                                 Investor A)               Investor A)               Investor A)
                                                 103,844,485                5,951,049                   $17.45
                                                  (Class B/                 (Class B/                 (Class B/
                                                 Investor N)               Investor N)               Investor N)
                                               $1,522,582,287               86,955,817                  $17.51
                                              (Pilot/Primary A)         (Pilot/Primary A)         (Pilot/Primary A)

4. The table below reflects current and pro forma capitalization information for the combination of the Pilot Intermediate Municipal Bond Fund with Nations Intermediate Municipal Bond Fund.

                                                                                                   NET ASSET VALUE
                                              TOTAL NET ASSETS          SHARES OUTSTANDING            PER SHARE

Pilot Intermediate Municipal Bond                 $948,830                    90,969                    $10.43
Fund                                              (Class A)                 (Class A)                 (Class A)
                                                    $N/A                       N/A                       $N/A
                                                  (Class B)                 (Class B)                 (Class B)
                                                $215,777,335                20,714,601                  $10.42
                                                   (Pilot)                   (Pilot)                   (Pilot)



Nations Intermediate Municipal                   $1,620,148                  159,827                    $10.13
Bond Fund                                       (Investor A)               (Investor A)              (Investor A)
                                                 $1,499,222                  147,986                    $10.13
                                                (Investor N)               (Investor N)              (Investor N)
                                                 $91,619,119                9,046,521                   $10.13
                                                 (Primary A)               (Primary A)               (Primary A)



Pro Forma Pilot Intermediate                     $2,568,978                  253,492                    $10.13
Municipal Bond Fund and Nations                   (Class A/                 (Class A/                 (Class A/
Intermediate Municipal Bond Fund                 Investor A)               Investor A)               Investor A)
                                                 $1,497,222                  147,986                    $10.13
                                                  (Class B/                 (Class B/                 (Class B/
                                                 Investor N)               Investor N)               Investor N)
                                                $307,396,454                30,347,344                  $10.13
                                              (Pilot/Primary A)         (Pilot/Primary A)         (Pilot/Primary A)


5. The table below reflects current and pro forma capitalization information for the combination of the Pilot Intermediate U.S. Government Securities Fund with Nations Short-Intermediate Government Fund.

                                                                                                   NET ASSET VALUE
                                              TOTAL NET ASSETS          SHARES OUTSTANDING            PER SHARE

Pilot Intermediate U.S. Government               $1,523,830                  149,766                    $10.17
Securities Fund                                   (Class A)                 (Class A)                 (Class A)
                                                    $N/A                       N/A                       $N/A
                                                  (Class B)                 (Class B)                 (Class B)
                                                $234,806,238                23,073,595                  $10.18
                                                   (Pilot)                   (Pilot)                   (Pilot)



Nations Short-Intermediate                       45,261,925                 11,149,410                   4.06
Government Fund                                 (Investor A)               (Investor A)              (Investor A)
                                                 $11,846,309                2,918,289                   $4.06
                                                (Investor N)               (Investor N)              (Investor N)
                                                $385,496,656                94,961,386                  $4.06
                                                 (Primary A)               (Primary A)               (Primary A)



Pro Forma Pilot Intermediate U.S.                $46,785,755                11,524,738                  $4.06
Government Securities Fund and                    (Class A/                 (Class A/                 (Class A/
Nations Short-Intermediate                       Investor A)               Investor A)               Investor A)
Government Fund                                  $11,846,309                2,918,289                   $4.06
                                                  (Class B/                 (Class B/                 (Class B/
                                                 Investor N)               Investor N)               Investor N)
                                                $620,302,984               152,795,435                  $4.06
                                              (Pilot/Primary A)         (Pilot/Primary A)         (Pilot/Primary A)


6. The table below reflects current and pro forma capitalization information for the combination of the Pilot Municipal Bond Fund with Nations Municipal Income Fund.

                                                                                                   NET ASSET VALUE
                                              TOTAL NET ASSETS          SHARES OUTSTANDING            PER SHARE

Pilot Municipal Bond Fund                        $2,029,418                  187,242                    $10.84
                                                  (Class A)                 (Class A)                 (Class A)
                                                 $1,560,234                  144,720                    $10.78
                                                  (Class B)                 (Class B)                 (Class B)
                                                $197,926,702                18,251,063                  $10.84
                                                   (Pilot)                   (Pilot)                   (Pilot)



Nations Municipal Income Fund                    $15,903,697                1,437,140                   $11.07
                                                (Investor A)               (Investor A)              (Investor A)
                                                 15,696,306                 1,418,592                   $11.07
                                                (Investor N)               (Investor N)              (Investor N)
                                                 $70,025,133                6,327,875                   11.07
                                                 (Primary A)               (Primary A)               (Primary A)



Pro Forma Pilot Municipal Bond                   $17,933,115                1,620,466                   $11.07
Fund and Nations Municipal Income                 (Class A/                 (Class A/                 (Class A/
Fund                                             Investor A)               Investor A)               Investor A)
                                                 $17,256,540                1,559,535                   $11.07
                                                  (Class B/                 (Class B/                 (Class B/
                                                 Investor N)               Investor N)               Investor N)
                                                $267,951,835                24,207,433                  $11.07
                                              (Pilot/Primary A)         (Pilot/Primary A)         (Pilot/Primary A)

7. The table below reflects current and pro forma capitalization information for the following three scenarios: Pilot Missouri Short-Term Tax-Exempt Fund is combined with Nations Tax Exempt Fund (but Pilot Short-Term Tax-Exempt Diversified Fund is not); Pilot Short-Term Tax-Exempt Diversified Fund is combined with Nations Tax Exempt Fund (but Pilot Missouri Short-Term Tax-Exempt Fund is not); and both Pilot Missouri Short-Term Tax-Exempt Fund and Pilot Short-Term Tax-Exempt Diversified Fund are combined with Nations Tax Exempt Fund.

                                                                                                   NET ASSET VALUE
                                              TOTAL NET ASSETS          SHARES OUTSTANDING            PER SHARE

Pilot Missouri Short-Term Tax-                  $178,591,037               178,600,892                  $1.00
Exempt Fund ("Fund A")                             (Pilot)                   (Pilot)                   (Pilot)
                                                 $13,782,818                13,783,689                  $1.00
                                                 (Investor)                 (Investor)                (Investor)
                                                 $10,038,436                10,038,423                  $1.00
                                              (Administration)           (Administration)          (Administration)



Pilot Short-Term Tax-Exempt                     $398,721,854               398,724,570                  $1.00
Diversified Fund ("Fund B")                        (Pilot)                   (Pilot)                   (Pilot)
                                                 $4,632,483                 4,632,635                   $1.00
                                                 (Investor)                 (Investor)                (Investor)
                                                 $15,275,640                15,275,424                  $1.00
                                              (Administration)           (Administration)          (Administration)



Nations Tax Exempt Fund ("Fund                 $1,012,848,741             1,012,896,291                 $1.00
C")                                              (Primary A)               (Primary A)               (Primary A)
                                                   $2,105                     2,105                     $1.00
                                                   (Daily)                   (Daily)                   (Daily)
                                                $151,294,115               151,301,000                  $1.00
                                                (Investor B)               (Investor B)              (Investor B)



Pro Forma Pilot Missouri Short-                $1,191,439,778             1,191,487,328                 $1.00
Term Tax-Exempt Fund and Nations              (Pilot/Primary A)         (Pilot/Primary A)         (Pilot/Primary A)
Tax Exempt Fund                                  $13,784,923                13,784,923                  $1.00
(Fund A + Fund C)                             (Investor/Daily)           (Investor/Daily)          (Investor/Daily)
                                                $161,332,551               161,339,436                  $1.00
                                              (Administration/           (Administration/          (Administration/
                                                 Investor B)               Investor B)               Investor B)

                                                                                                   NET ASSET VALUE
                                              TOTAL NET ASSETS          SHARES OUTSTANDING            PER SHARE

Pro Forma Pilot Short-Term Tax-                $1,411,570,595              1,411618,145                 $1.00
Exempt Diversified Fund and                   (Pilot/Primary A)         (Pilot/Primary A)         (Pilot/Primary A)
Nations Tax Exempt Fund                          $4,634,588                 4,634,588                   $1.00
(Fund B + Fund C)                             (Investor/Daily)           (Investor/Daily)          (Investor/Daily)
                                                $166,569,755               166,576,640                  $1.00
                                              (Administration/           (Administration/          (Administration/
                                                 Investor B)               Investor B)               Investor B)



Pro Forma Pilot Missouri Short-                $1,590,161,632             1,590,209,182                 $1.00
Term Tax-Exempt Fund, Pilot Short-            (Pilot/Primary A)         (Pilot/Primary A)         (Pilot/Primary A)
Term Tax-Exempt Diversified Fund                 $18,417,406                18,417,406                  $1.00
and Nations Tax Exempt Fund                   (Investor/Daily)           (Investor/Daily)          (Investor/Daily)
(Fund A + Fund B + Fund C)                      $176,608,191               176,615,076                  $1.00
                                              (Administration/           (Administration/          (Administration/
                                                 Investor B)               Investor B)               Investor B)


         FEDERAL INCOME TAX CONSEQUENCES. Consummation of the Reorganization with respect to each Pilot Fund is subject to the condition that Pilot and Nations receive an opinion from Morrison & Foerster LLP to the effect that, for federal income tax purposes, (i) the transfer of all or substantially all of a Pilot Fund's assets in exchange for the corresponding Nations Fund Shares and the assumption by each Nation Fund of the stated liabilities of the corresponding Pilot Fund will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and each Nations Fund and Pilot Fund will be a "party to a reorganization" within the meaning of Section 368(b) of the Code; (ii) no gain or loss will be recognized by a Pilot Fund upon the transfer of its assets to the corresponding Nations Fund solely in exchange for the Nations Fund Shares or the assumption of the stated liabilities of the Pilot Fund by the Nations Fund; (iii) no gain or loss will be recognized by a Nations Fund upon (a) its receipt of assets from the corresponding Pilot Fund solely in exchange for the Nations Fund Shares, (b) the Nations Fund's assumption of the Pilot Fund's stated liabilities, and (c) the constructive or actual distribution by the Pilot Fund of the Nations Fund Shares to the Pilot Fund shareholders in exchange for their Shares of the Pilot Fund; (iv) the aggregate federal income tax basis of a Pilot Fund's assets received by the corresponding Nations Fund pursuant to the Reorganization will be the same as the aggregate federal income tax basis of those assets in the hands of the Pilot Fund immediately prior to the Reorganization; (v) the holding period of a Pilot Fund's assets received by the corresponding Nations Fund pursuant to the Reorganization will include the period for which such assets have been held by the Pilot Fund; (vi) no gain or loss will be recognized by a Pilot Fund on the distribution to its shareholders of the Nations Fund Shares to be received by the Pilot Fund in the Reorganization; (vii) no gain or loss will be recognized by the shareholders of a Pilot Fund upon their receipt of the Nations Fund Shares in exchange for such shareholders' Shares of the Pilot Fund;
(viii) the federal income tax basis of the Nations Fund Shares received by the shareholders of the corresponding Pilot Fund will be the same as the federal income tax basis of the Pilot Fund Shares exchanged by such shareholders pursuant to the Reorganization; (ix) the holding period for the Nations Fund Shares for which Shares of the corresponding Pilot Fund are exchanged pursuant to the Reorganization will include the period that the Pilot Fund Shares have been held by the holder, provided that the Pilot Fund Shares have been held as a capital asset by the holder; and (x) a Nations Fund will succeed to and take into account the tax attributes described in Section 381(c) of the Code of the corresponding Pilot Fund as of the Closing Date, subject to the conditions and limitations specified in the Code.

         In the event that Pilot and Nations do not receive the foregoing opinion of Morrison & Foerster LLP, the Reorganization will not take place and Pilot's Board of Trustees will consider other alternatives.

         Information about the similarities and differences between the Nations Funds and the Pilot Funds to which they correspond regarding: the identity and compensation of the investment adviser; the voting rights of shareholders, any restrictions or material obligations associated with ownership of Shares; the share structure; the identity of the principal underwriter, sales charges; any minimum initial or subsequent investment; Rule 12b-1 plans, including associated fees and expenses; and shareholder redemption, repurchase and exchange rights, is included in other appropriately titled sections within this Combined Proxy Statement/Prospectus and the Appendices hereto.


                         COMPARISON OF PILOT AND NATIONS

         INVESTMENT OBJECTIVES AND POLICIES. The investment objectives, policies and restrictions of the Nations Funds are, in general, similar to those of the Pilot Funds. There are, however, certain differences. For example, although the Pilot Missouri Short-Term Tax-Exempt Fund and its corresponding Nations Tax Exempt Fund both primarily invest in the same types of securities-high quality money market instruments, the Pilot Missouri Short-Term Tax-Exempt Fund invests in primarily Missouri municipal obligations, while Nations Tax Exempt Fund invests in general municipal obligations.

         The Pilot Intermediate U.S. Government Securities Fund and its corresponding Nations Short- Intermediate Government Fund are both funds that invest in U.S. Government obligations. However, the Pilot Intermediate U.S. Government Securities Fund will maintain an average weighted maturity between three and ten years, while Nations Short-Intermediate Government Fund will maintain an average weighted maturity of between three and five years and the duration will not exceed five years.

         These and other differences are discussed further in Appendix III to this Combined Proxy Statement/Prospectus. Additional information with respect to the investment policies and restrictions of the Nations Funds and the Pilot Funds is included in their respective prospectuses, which have been incorporated herein by reference.

         INVESTMENT ADVISER AND OTHER SERVICE PROVIDERS. Currently, NBAI serves as the investment adviser for each of the Nations Funds, and Boatmen's serves as investment adviser to the Pilot Funds. After the Reorganization, NBAI will serve as the investment adviser to the Nations Funds.

     The following table shows (i) the current total expense ratio of the Pilot Funds after waivers and (ii) the pro forma total expense ratio of the corresponding Nations Funds, based upon the fee arrangements, including waivers and reimbursements, that will be in place upon consummation of the Reorganization. Table III shows that for all classes of Pilot Funds, except Pilot Shares of the Pilot Diversified Bond Income Fund, Class A and Pilot Shares of the Pilot Growth and Income Fund, Pilot Shares of the Pilot Intermediate U.S. Government Securities Fund, total operating expenses (after waivers) will be equal to or less than current total operating expenses. Detailed pro forma expense information for each proposed reorganization is included in Appendix II to this Combined Proxy Statement/ Prospectus.

                                    TABLE III

                            TOTAL EXPENSE INFORMATION

                                              TOTAL FUND OPERATING                  PRO FORMA COMBINED
                NAME OF                      EXPENSES FOR THE FISCAL           TOTAL FUND OPERATING EXPENSES
              PILOT FUND                    YEAR/PERIOD ENDED 8/31/96                 (AFTER WAIVERS)
                                                 (AFTER WAIVERS)
   Pilot Diversified Bond Income Fund                  0.90%                               0.88%
                                                    (Class A)                      (Class A/Investor A)
                                                      1.65%                                1.33%
                                                    (Class B)                      (Class B/Investor N)
                                                      0.65%                                0.68%
                                                     (Pilot)                         (Pilot/Primary A)
   Pilot Growth Fund                                   1.00%                               1.22%
                                                    (Class A)                      (Class A/Investor A)
                                                      2.00%                                1.97%
                                                    (Class B)                      (Class B/Investor N)
                                                      1.00%                                0.97%
                                                     (Pilot)                         (Pilot/Primary A)
   Pilot Growth and Income Fund                        0.93%                               1.17%
                                                    (Class A)                      (Class A/Investor A)
                                                      1.68%                                1.67%
                                                    (Class B)                      (Class B/Investor N)
                                                      0.68%                                0.92%
                                                     (Pilot)                         (Pilot/Primary A)
   Pilot Intermediate Municipal Bond                   0.87%                               0.70%
   Fund                                             (Class A)                      (Class A/Investor A)
                                                      1.62%                                1.00%
                                                    (Class B)                      (Class B/Investor N)
                                                      0.62%                                0.50%
                                                     (Pilot)                         (Pilot/Primary A)
   Pilot Intermediate U.S. Government                  0.81%                               0.79%
   Securities Fund                                  (Class A)                      (Class A/Investor A)
                                                      1.56%                                1.19%
                                                    (Class B)                      (Class B/Investor N)
                                                      0.56%                                0.59%
                                                     (Pilot)                         (Pilot/Primary A)
   Pilot Missouri Short-Term Tax-Exempt                0.65%                               0.50%
   Fund                                         (Administration)                    (Admin./Investor B)
                                                      0.90%                                0.80%
                                                   (Investor)                        (Investor/Daily)
                                                      0.40%                                0.30%
                                                     (Pilot)                         (Pilot/Primary A)
   Pilot Municipal Bond Fund                           0.92%                               0.80%
                                                    (Class A)                      (Class A/Investor A)
                                                      1.67%                                1.35%
                                                    (Class B)                      (Class B/Investor N)
                                                      0.67%                                0.60%
                                                     (Pilot)                         (Pilot/Primary A)
   Pilot Short-Term Tax-Exempt                         0.63%                              0.50%
   Diversified Fund                             (Administration)                    (Admin./Investor B)
                                                      0.88%                               0.80%
                                                   (Investor)                        (Investor/Daily)
                                                      0.38%                               0.30%


                                       25

                                              TOTAL FUND OPERATING                  PRO FORMA COMBINED
                NAME OF                      EXPENSES FOR THE FISCAL           TOTAL FUND OPERATING EXPENSES
              PILOT FUND                    YEAR/PERIOD ENDED 8/31/96                 (AFTER WAIVERS)
                                                 (AFTER WAIVERS)
                                                     (Pilot)                       (Pilot/Primary A)


         PILOT FUNDS' ADVISORY CONTRACTS. In connection with the Holding Company Merger, which was consummated on January 7, 1997, and consistent with the requirements of the 1940 Act, the change in control of Boatmen's resulted in the automatic and immediate termination of the investment advisory agreements between Pilot, on behalf of the Pilot Funds, and Boatmen's. To ensure that this automatic termination would not disrupt the investment advisory services provided to the Pilot Funds, Pilot shareholders approved at a December 18, 1996 meeting, new investment advisory agreements between Pilot, on behalf of the Pilot Funds (except the Pilot Missouri Short-Term Tax Exempt Fund, Pilot Short-Term U.S. Treasury Fund, Pilot Growth Fund and Pilot Diversified Bond Fund), and Boatmen's. At a December 20, 1996 meeting, Pilot shareholders approved new investment advisory agreements between Pilot, on behalf of the Pilot Missouri Short-Term Tax Exempt Fund, Pilot Short-Term U.S. Treasury Fund, Pilot Growth Fund and Pilot Diversified Bond Fund, and Boatmen's. Accordingly, Boatmen's continues to act as investment adviser to the Pilot Funds.

         NATIONS FUNDS' ADVISORY CONTRACTS. NBAI serves as investment adviser to the Nations Funds. Subject to the general supervision of Nations' Board of Trustees, and in accordance with the investment policies of each Existing Nations Fund, NBAI formulates guidelines and lists of approved investments and, makes decisions with respect to and places orders for the Fund's purchases and sales of portfolio securities and maintains records relating to such purchases and sales. With respect to the non-money market funds, NBAI is authorized to allocate purchase and sale orders for portfolio securities to certain financial institutions, including, in the case of agency transactions, financial institutions which are affiliated with NBAI or which have sold Shares in such funds, if NBAI believes that the quality of the transaction and the commission are comparable to what they would be with other qualified brokerage firms. From time to time, to the extent consistent with their investment objectives, policies and restrictions, the Funds may invest in securities of companies with which NationsBank has a lending relationship. NBAI may delegate certain responsibilities to investment sub-advisers listed below.

         TradeStreet currently serves as investment sub-adviser for the Nations Funds and after the Reorganization, TradeStreet will serve as the investment sub-adviser to the Nations Funds. For the services provided and expenses assumed by TradeStreet, NBAI will pay TradeStreet at the annual rate of 0.055% of the average daily net assets of Nations Tax Exempt Fund, 0.25% of the average daily net assets of Nations Value Fund and Disciplined Equity Fund, 0.15% of the average daily net assets of Nations Short-Intermediate Government Fund and Nations Strategic Fixed Income Fund, and 0.07% of the average daily net assets of Nations Intermediate Municipal Bond Fund and Nations Municipal Income Fund.

         From time to time, NBAI (and/or TradeStreet) may waive or reimburse (either voluntarily or pursuant to applicable state limitations) advisory fees or expenses payable by a Nations Fund.

         The principal portfolio managers of the Nations Funds, along with their positions with the Adviser and a brief summary of the business experience and educations are set forth below.

         Nations Strategic Fixed Income Fund - Gregory H. Cobb is a Senior Product Manager, Fixed Income Management for TradeStreet and Senior Portfolio Manager for Nations Strategic Fixed Income Fund. Mr. Cobb has been Portfolio Manager for Nations Strategic Fixed Income Fund since 1995. Prior to assuming his position with TradeStreet, he was Vice President and Senior Portfolio Manager for the Investment Management Group at NationsBank. Mr. Cobb has worked in the investment community since 1987. His past experience includes portfolio management of intermediate duration and insurance products for Trust Company Bank and Barnett Bank Trust Company Inc. Mr. Cobb received a B.A. in Economics from the University of North Carolina at Chapel Hill.

         Nations Disciplined Equity Fund - Jeffrey C. Moser, a Chartered Financial Analyst, is a Senior Product Manager, Equity Management for TradeStreet and Senior Portfolio Manager for Nations Disciplined Equity Fund. Mr. Moser has been Portfolio Manager of Nations Disciplined Equity Fund since 1995. Prior to assuming his position with TradeStreet, he was Senior Vice President and Senior Portfolio Manager for the Investment Management Group at NationsBank. Mr. Moser has worked for the Investment Management Group at NationsBank since 1983 where his responsibilities included institutional portfolio management and equity analysis. Mr. Moser graduated Phi Beta Kappa with a B.S. in Mathematics from Wake Forest University. He is a member of the Association for Investment Management and Research as well as the North Carolina Society of Financial Analysts, Inc.

         Nations Value Fund - Sharon M. Herrmann, a Chartered Financial Analyst, is a Director of Equity Management for Trade Street and Senior Portfolio Manager for Nations Value Fund. Ms. Herrmann has been the Portfolio Manager of Nations Value Fund since 1989. Prior to assuming her position with TradeStreet, she was Senior Vice President and Portfolio Manager for the Investment Management Group at NationsBank. Ms. Herrmann has worked for the Investment Management Group at NationsBank since 1981 where her responsibilities included fund management and institutional portfolio management. She attended Virginia Wesleyan College. Ms. Herrmann is a member of the Association for Investment Management and Research as well as the North Carolina Society of Financial Analysts, Inc.

         Nations Intermediate Municipal Bond Fund - John C. Kohl is a Director of Municipal Fixed Income Management for TradeStreet. He is responsible for overseeing all municipal product management and is the Senior Portfolio Manager for Nations Intermediate Municipal Bond Fund. Mr. Kohl has been Portfolio Manager for the Fund since 1994.

Prior to assuming his position with TradeStreet, he was Senior Vice President and Senior Portfolio Manager for the Investment Management Group at NationsBank. Mr. Kohl has worked in the investment community since 1979. His past experience includes serving as Chief Investment Officer for London Pacific Life & Annuity, Team Leader and Portfolio Manager for Harris Trust and Savings Bank, and Management Consultant for asset-liability of Continental Bank. Mr. Kohl received a joint B.A. in Economics and North American Studies from McGill University.

         Nations Short Intermediate Government Fund - John S. Swaim is a Senior Product Manager, Fixed Income Management for TradeStreet and Senior Portfolio Manager for Nations Short-Intermediate Government Fund. Mr. Swaim has been Portfolio Manager for the Fund since 1995. Prior to assuming his position with TradeStreet, he was Vice President and Senior Portfolio Manager for the Investment Management Group at NationsBank. Mr. Swaim has worked in the investment community since 1986. His past experience includes derivative products manager for the NationsBank Texas Corporate Investment Division portfolio. Mr. Swaim received a B.S. from University of North Texas and an M.B.A. from University of Texas at Arlington.

         Nations Tax Exempt Fund - Melinda Allen Crosby is a Product Manager, Municipal Fixed Income Management for TradeStreet and is Portfolio Manager for Nations Tax Exempt Fund. She has been Portfolio Manager for Nations Tax Exempt Fund since 1991. Prior to assuming her position with TradeStreet, she was Vice President and Portfolio Manager for the Investment Management Group at NationsBank. She has worked in the investment community since 1973. Her past experience includes consulting and municipal credit analysis for NationsBank Capital Markets. Ms. Crosby received a B.A. in Business Administration from the University of North Carolina at Charlotte and an M.B.A. from the McColl School of Business, Queens College. She was a founding member and past president of the Southern Municipal Finance Society and participated in the establishment of the National Federation of Municipal Analysts.

         Nations Municipal Income Fund - Michele M. Poirier is a Senior Product Manager, Municipal Fixed Income Management for TradeStreet and Senior Portfolio Manager for Nations Municipal Income Fund. Ms. Poirier has been Portfolio Manager for Nations Municipal Income Fund since 1992. Prior to assuming her position with TradeStreet, she was Senior Vice President and Senior Portfolio Manager for the Investment Management Group at NationsBank. She has worked in the investment community since 1974. Her past experience includes serving as Director of Trading, Institutional Sales, and Municipal Trader for Financial Service Corporation, Bankers Trust Company and The Robinson-Humphrey Company respectively. Ms. Poirier received a B.B.A. in Marketing from Georgia State University.

         Both NBAI and TradeStreet are wholly owned subsidiaries of NationsBank, N.A. ("NationsBank"),which in turn is a wholly owned banking subsidiary of NationsBank Corporation, a bank holding company organized as a North Carolina Corporation. Both

NBAI and TradeStreet have their principal offices at One NationsBank Plaza, Charlotte, North Carolina 28225.

         Boatmen's is an indirect subsidiary of NationsBank Corporation. Boatmen's has its principal offices at 100 N. Broadway, St. Louis, Missouri 63178.

         Morrison & Foerster LLP, counsel to Nations and special counsel to NationsBank, has advised Nations and NationsBank that NationsBank and its affiliates may perform the services contemplated by the advisory contracts described above and the prospectuses for the Existing Nations Funds without violation of the Glass-Steagall Act or other applicable laws or regulations. Such counsel has pointed out, however, that there are no controlling judicial or administrative interpretations or decisions and the future judicial or administrative interpretations of, or decisions relating to, present federal or state statutes, including the Glass-Steagall Act, and regulations relating to the permissible activities of banks and their subsidiaries or affiliates, as well as future changes in such statutes, regulations and judicial or administrative decisions or interpretations, could prevent such entities from continuing to perform, in whole or in part, such services. If any such entity were prohibited from performing any of such services, it is expected that the new agreements would be proposed or entered into with another entity or entities qualified to perform such services.

         OTHER SERVICE PROVIDERS. The other service providers for the Pilot Funds and the Nations Funds are different, as forth in the table below.

                             OTHER SERVICE PROVIDERS
                      FOR THE PILOT FUNDS AND NATIONS FUNDS

                                       Pilot Funds                                  Nations Funds
Distributor                            Pilot Funds Distributors, Inc. ("PFD")       Stephens Inc. ("Stephens")
Administrator                          BISYS Fund Services Limited                  Stephens
                                       Partnership
Co-Administrator                       None                                         First Data Investor
                                                                                    Services Group, Inc.
                                                                                    ("First Data")
Sub-Administrator                      None                                         NationsBank

Transfer Agent                         BISYS Fund Services, Inc.                    First Data

Sub-Transfer Agent                     Banker's Trust Company                       NationsBank of Texas,
                                                                                      Texas")

Custodian                              Boatmen's                                    NationsBank of Texas


                                       29

                                       Pilot Funds                                  Nations Funds

Sub-Custodian                          Banker's Trust Company                       The Bank of New York

Independent Accountants                Arthur Andersen LLP                          Price Waterhouse LLP


         SHARE STRUCTURE. Both Pilot and Nations are registered as open-end management investment companies under the 1940 Act. Currently, Pilot offers fourteen funds. Immediately after the Reorganization, the Nations Fund Family, which includes Nations, Nations Fund Trust, Nations Fund Portfolios, Inc., Nations Institutional Reserves and Nations LifeGoal Funds, Inc., will offer over fifty funds.

         Pilot is organized as a Massachusetts business trust and is subject to the provisions of its Agreement and Declaration of Trust and By-Laws. Nations is organized as a Maryland corporation and is subject to the provisions of its Articles of Incorporation, as amended and supplemented, and By-Laws. Shares of Pilot Funds have a par value of $.001. Shares of Nations Funds are shares of beneficial interest and are sold without par value. Shares of both the Pilot Funds and Nations Funds are entitled to one vote for each full share held and fractional votes for fractional Shares held, and will vote in the aggregate and not by portfolio or class subject to certain notable exceptions for Pilot. In particular, when a proposal affects less than all Pilot portfolios or classes, only the affected portfolios or classes may vote on that proposal. Each portfolio votes separately with respect to any proposal to approve its investment advisory agreement, to change its fundamental investment objectives or policies, or to adopt a plan of reorganization. Similarly, a class of a portfolio votes separately with respect to any proposal to approve a plan of distribution for that class.

         Shares of the Pilot Funds and Nations Funds have no pre-emptive rights and have only such conversion and exchange rights as the Board of Trustees of Pilot or the Board of Directors of Nations, respectively, may grant in their discretion. The Investor N Shares of the Nations Funds currently do not have a conversion feature comparable to that of the Class B Shares of the Pilot Funds. However, management of Nations will undertake to either implement such a feature or present a shareholder proposal to Investor N Shareholders to add a comparable conversion feature. When issued for payment as described in their respective prospectuses, Nations Fund Shares and Pilot Fund Shares are fully paid and non-assessable by either Nations or Pilot.

           Each share of a class of a Nations Fund represents an equal proportionate interest in a particular portfolio with other shares of the same class and is entitled to cash dividends and distributions earned on such shares as are declared in the discretion of the Nations Board of Trustees.

         The accrued expenses of the Nations Funds, as well as certain expenses attributable to each class of Shares, are deducted from accrued income before dividends are declared. The Nations Funds' expenses included, but are not limited to: fees paid to the Adviser, NationsBank, Stephens and First Data; interest; trustees' fees; federal and state securities registration and qualification fees; brokerage fees and commissions; costs of preparing and printing prospectuses for regulatory purposes and for distribution to existing shareholders; charges of the Custodian and Transfer Agent; certain insurance premiums; outside auditing and legal expenses; costs of shareholder reports and shareholder meetings; other expenses which are not expressly assumed by the Adviser, NationsBank, Stephens or First Data under their respective agreements with Nations Fund; and any extraordinary expenses. Each class of Shares may bear certain class specific costs associated with retail transfer agency, shareholder servicing, sales support and distribution. Any general expenses of Nations Fund that are not readily identifiable as belonging to a particular investment portfolio are allocated among all portfolios in the proportion that the assets of a portfolio bears to the assets of Nations Fund or in such other manner as the Board of Trustees deems appropriate.

         Additional information concerning the attributes of the Shares issued by Pilot and Nations is included in their respective prospectuses, which are incorporated herein by reference.

         DISTRIBUTION PLANS, ADMINISTRATION PLANS AND SHAREHOLDER SERVICING ARRANGEMENTS. Shares of the Pilot Funds are distributed by PFD, a broker-dealer registered with the Commission under the Securities Exchange Act of 1934, as amended (the "1934 Act"). The Pilot Funds adopted Distribution Plans pursuant to Rule 12b-l under the 1940 Act for its Class A and Class B Shares. Under these Plans, PFD receives payments for distribution and support services. The Distribution Plan for Class A Shares authorizes payments to PFD and service organizations for personal services provided to Class A shareholders and/or the maintenance of shareholder accounts. Payments under the Distribution Plan for Class A Shares may not exceed 0.25% (on an annual basis) of the average daily net assets of the outstanding Shares to which such Distribution Plan relates.

                  Distribution payments under the Distribution Plan for Class B Shares may not exceed 1.00% (on an annual basis ) of the average daily net assets of the Class B Shares. Not more than 0.25% of such value will be used to compensate service organizations for personal services provided to Class B shareholders and/or the maintenance of shareholder accounts. Not more than 0.75% of such value will be paid to PFD as reimbursement for commissions and transaction fees as well as expenses related to other promotional and distribution activities.

         Actual distribution expenses paid by PFD with respect to Class B Shares for any given year may exceed the distribution fees and contingent deferred sales charges received with respect to those Shares. These excess expenses may be reimbursed by a Pilot Fund or its Class B Shareholders out of contingent deferred sales charges and distribution payments in future years as long as the Distribution Plan for Class B Shares is in effect.

         The Distributor has voluntarily agreed to limit the fees it receives on Class A Shares from certain Pilot Funds. Pilot Shares pay no account administration or Rule 12b-1 fees.

Pilot Administration Shares pay an account administration fee of .25%, and Pilot Investor Shares pay a Rule 12b-1 fee of 0.50%.

         Shares of the Nations Funds are distributed by Stephens, a broker-dealer registered with the Commission under the 1934 Act, pursuant to a Distribution Agreement. Stephens receives no compensation in connection with the distribution of Primary A Shares of the Nations Funds.

         INVESTOR A SHARES. The Nations Funds have adopted an Amended and Restated Shareholder Servicing and Distribution Plan (the "Investor A Plan") pursuant to Rule 12b-1 under the 1940 Act with respect to each Fund's Investor A Shares. The Investor A Plan provides that each Fund may pay Stephens or banks, broker/dealers or other financial institutions that offer Shares of the Fund and that have entered into a Sales Support Agreement with Stephens ("Selling Agents") or a Shareholder Servicing Agreement with Nations Fund ("Servicing Agents"), up to 0.10% (on an annualized basis) of the average daily net asset value of Investor A Shares of the Money Market Funds and up to 0.25% (on an annualized basis) of the average daily net asset value of the Non-Money Market Funds.

         INVESTOR B SHARES, INVESTOR N SHARES AND DAILY SHARES: In addition, the Nations Funds have approved Amended and Restated Shareholder Servicing Plans ("Servicing Plans") with respect to the Investor B and Daily Shares of the Money Market Funds and Investor N Shares of the Non-Money Market Funds. Pursuant to the respective Servicing Plans, each Fund may pay Servicing Agents for certain expenses that are incurred by the Servicing Agents in connection with shareholder support services that are provided by the Servicing Agents. Payments under the Servicing Plans will be calculated daily and paid monthly at a rate set from time to time by the Board, provided that the annual rate may not exceed 0.25% of the average daily net asset value of the Money Market Funds' Investor B Shares or the Daily Shares or Investor N Shares of the Non-Money Market Funds.

         The Nations Funds also have approved Distribution Plans with respect to Investor N Shares of the Non-Money Market Funds and Investor B and Daily Shares of the Money Market Funds. Pursuant to the Distribution Plans, a Fund may compensate or reimburse Stephens for any activities or expenses primarily intended to result in the sale of such Fund's Shares, including for sales related services provided by Selling Agents. Payments under a Fund's Distribution Plan will be calculated daily and paid monthly at a rate or rates set from time to time by the Board provided that the annual rate may not exceed 0.75% of the average daily net asset value of each Non-Money Market Fund's Investor N Shares or 0.10% of the Investor B Shares of the Money Market Funds and 0.45% Daily Shares of the Money Market Funds.

         The Pilot Funds have entered into an Administration Agreement with BISYS Fund Services Limited Partnership. Administrative services are provided to the Nations Funds by Stephens and First Data as co-administrator and NationsBank as sub-administrator to

Stephens. The types of administrative services provided to the Pilot Funds and Nations Funds are substantially similar. BISYS has agreed to voluntarily waive its fees from, and reimburse certain expenses to, the Pilot Funds under certain circumstances.

         BISYS Fund Services, Inc., a wholly-owned subsidiary of The BISYS Group, Inc. is the transfer agent for all classes of the Pilot Funds. Prior to April 26, 1996, Primary Fund Services Corporation was the transfer agent for Class A Shares and Class B Shares of the Pilot Funds. First Data provides substantially similar transfer agency services with respect to the Shares of the Nations Funds.

         Boatmen's is custodian for each of the Pilot Funds and Banker's Trust Company is sub custodian for any foreign or certificated securities held by the Pilot Funds. NationsBank of Texas is custodian for all classes of the Nations Funds and The Bank of New York is sub-custodian for all classes of the Nations Funds.

         SHAREHOLDER TRANSACTIONS AND SERVICES. The Pilot Funds and the corresponding Nations Funds offer generally similar shareholder services and transactions. There are however, some differences. For example, while the Pilot Funds charge a front-end sales charge on their Class A Shares and a contingent deferred sales charge on their Class B Shares, the corresponding classes of the Nations Funds charge neither a front-end nor contingent deferred sales charge on any of the Shares they offer. However, after the Reorganization, former Class B Shares will remain subject to the contingent deferred sales charge applicable to their Class B Shares. In addition, except for Pilot Administration Shares and Nations Investor B Shares, Nations and Pilot share classes have substantially similar minimum investment requirements. For a detailed comparison of these shareholders transactions and services, see Appendix IV to this Combined Proxy Statement/Prospectus.




                     INFORMATION RELATING TO VOTING MATTERS

         GENERAL INFORMATION. This Combined Proxy Statement/Prospectus is being furnished in connection with the solicitation of proxies for the Meeting by the Board of Trustees of Pilot. It is expected that the solicitation of proxies will be primarily by mail. Officers and service contractors of Pilot and Nations also may solicit proxies by telephone, telegraph or personal interview. In this connection, Pilot has retained [ ] to assist in the solicitation of proxies for the Reorganization. Shareholders may vote by (1) mail, by marking, signing, dating and returning the enclosed Proxy Ballot in the enclosed postage-paid envelope; or (2) telefacsimile, by marking, signing, dating and faxing the enclosed Proxy Ballot to [ ] at [ ] (a confirmation of your telefacsimile vote will be mailed to you). Any shareholder giving a proxy may revoke it at any time before it is exercised by submitting to Pilot a written notice or revocation or a subsequently executed proxy or by attending the Meeting and voting in person.

         If a proxy solicitation agent is hired to conduct the proxy vote, the expenses incurred as a result will not be borne by Pilot shareholders.

         Only shareholders of record at the close of business on March [ ], 1997 will be entitled to vote at the Meeting. On that date, the following Pilot Shares were outstanding and entitled to be voted.


           NAME OF PILOT FUND
               AND CLASS                          SHARES ENTITLED TO VOTE
          --------------------------              -----------------------
Pilot Diversified Bond Income Fund --
         Class A Shares
         Class B Shares
         Pilot Shares

Pilot Growth Fund --
         Class A Shares
         Class B Shares
         Pilot Shares

Pilot Growth and Income Fund --
         Class A Shares
         Class B Shares
         Pilot Shares

Pilot Intermediate Municipal Bond Fund --
         Class A Shares
         Class B Shares
         Pilot Shares

Pilot Intermediate U.S. Government Securities
Fund --
         Class A Shares
         Class B Shares
         Pilot Shares

Pilot Missouri Short-Term Tax-Exempt Fund --
         Investor Class
         Administration Shares
         Pilot Shares

Pilot Municipal Bond Fund --
         Class A Shares
         Class B Shares
         Pilot Shares

Pilot Short-Term Tax-Exempt Diversified Fund  --
         Investor Class
         Administration Shares
         Pilot Shares

           NAME OF PILOT FUND
               AND CLASS                          SHARES ENTITLED TO VOTE
          --------------------------              -----------------------

Pilot Diversified Bond Income Fund  --
         Investor Class
         Administration Shares
         Pilot Shares



         Each whole and fractional share is entitled to a whole or fractional vote.

         If the accompanying proxy is executed and returned in time for the Meeting, the Shares covered thereby will be voted in accordance with the proxy on all matters that may properly come before the Meeting.

         SHAREHOLDER AND BOARD APPROVALS. The Agreement and related matters are being submitted for approval at the Meeting by Pilot's shareholders pursuant to the provisions of Pilot's Agreement and Declaration of Trust. With respect to each Pilot Fund, approval of the Agreement requires the approval of a majority of the outstanding Shares of that Pilot Fund voting separately on a portfolio-by-portfolio basis. The Agreement provides that in the event the Agreement is approved with respect to less than all of the Pilot Funds, the failure of a Pilot Fund to consummate the transactions contemplated by the Agreement shall not affect the consummation or validity of any other transaction or reorganization contemplated by the Agreement.

         The approval of the Agreement by the Board of Trustees of Pilot is discussed above under "Information Relating to the Proposed
Reorganization--Board Consideration." The Agreement was approved by the Board of Trustees of Nations at a meeting held on February 5-6, 1997.

         As of March [ ], 1997, the officers and Trustees of Pilot as a group owned less than 1% of any of the Pilot Funds. As of March [ ], 1997 the officers and Trustees of Nations as a group owned less than 1% of any of the Nations Funds. Table IV(A) shows the name, address and share ownership of each person known to Pilot to have beneficial or record ownership with respect to 5% or more of a class of a Pilot Fund as of March [ ], 1997. Table IV(B) shows the name, address and share ownership of each person known to Nations to have beneficial or record ownership with respect to 5% or more of a class of a Nations Fund as of March [ ], 1997.


                                   TABLE IV(A)



                                              Class; Amount of           Percentage        Percentage        Percentage
                          Name and              Shares Owned;                of                of             of Fund
    Pilot Fund            Address             Type of Ownership            Class              Fund          Post-Closing



                                   TABLE IV(B)


                                              Class; Amount of           Percentage        Percentage        Percentage
                          Name and              Shares Owned;                of                of             of Fund
    Pilot Fund            Address             Type of Ownership            Class              Fund          Post-Closing



         For purposes of the 1940 Act, any person who owns directly or through one or more controlled companies more than 25% of the voting securities of a company is presumed to "control" such company. Accordingly, to the extent that a shareholder identified in the foregoing table is identified as the beneficial holder or more than 25% of a class, or is identified as the holder of record of more than 25% of a class and has voting and/or investment power, it may be presumed to control such class.

         QUORUM. In the event that a quorum is not present at the Meeting, or in the event that a quorum is present at the Meeting but sufficient votes to approve the Agreement are not received by one or more of the Pilot Funds, one or more adjournment(s) may be proposed to permit further solicitation of proxies. Any adjourned session or sessions may be held, within a reasonable time after the date set for the original meeting, without the necessity of further notice. A majority of the Shares voted, at a shareholder meeting of which a quorum is present, shall decide any questions, except when a different vote is required or permitted by any provision of the 1940 Act or other applicable law or by the Pilot Agreement and Declaration of Trust or By-Laws. For purposes of determining the presence of a quorum for transacting business at the Meeting, abstentions will be treated as shares that are present at the Meeting but which have not been voted. Abstentions will have the effect of a "no" vote for purposes of obtaining the requisite approvals. Broker "non-votes" (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as abstentions, the effect of which is described above.


         ANNUAL MEETINGS AND SHAREHOLDER MEETINGS. Neither Nations or Pilot presently intends to hold annual meetings of shareholders for the election of directors/trustees and other business unless otherwise required by the 1940 Act. Under certain circumstances, however, shareholders of the Pilot Funds have the right to call a meeting of shareholders if for a period of 75 days after written request by shareholders holding at least a majority of the Shares then outstanding of any Pilot Fund or class entitled to vote upon any matter requiring action by the shareholders pursuant to the Pilot Agreement and Declaration of Trust that a meeting be called to consider action on such matters, then that majority may call and give notice of such meeting. Similarly, under certain circumstances, shareholders may request that the Directors of Nations call a shareholder meeting; the Secretary of Nations shall call a meeting upon the written request of shareholders owning at least 10% of the outstanding Shares entitled to vote and upon payment by such shareholders of the estimated cost of preparing and mailing a notice of the meeting.


                      ADDITIONAL INFORMATION ABOUT NATIONS

         Additional information about the Nations Funds is included in their prospectuses and statements of additional information dated July 31, 1996, as supplemented through the date hereof, copies of which, to the extent not included herewith, may be obtained without charge by writing or calling Nations at the address and telephone number set forth on the first page of this Combined Proxy Statement/Prospectus. Nations is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the 1940 Act, and in accordance therewith it files reports, proxy materials and other information with the SEC. Reports and other information filed by Nations can be inspected and copied at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the offices of Nations listed above. In addition, these materials can be inspected and copied at the SEC's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549, at prescribed rates.

         Officers of Nations are elected by, and serve at the pleasure of, the Board of Trustees. Officers of Nations receive no remuneration from Nations for their services in such capacities.

         PENDING LEGAL PROCEEDINGS. A purported class action lawsuit against, among others, Nations Short-Intermediate Government Fund was filed by Lawrence Bergelt on May 21, 1996. The complaint was amended and consolidated on July 11, 1996 in the United States District Court for the Middle District of Florida, Tampa Division by Mr. Bergelt and others in an action against the two funds, NationsBank Corporation and certain of its affiliates, Dean Witter Distributors and certain of its affiliates, and Stephens Inc. (Case No. 94-995-Civ.-T-23E). As relevant to Nations Short-Intermediate Government Fund, plaintiffs allege that, among other things, defendants violated the Securities Exchange Act of 1934 and various state securities fraud statutes by employing a scheme to defraud plaintiffs into purchasing shares of the fund and making untrue statements of material fact and omitting to state material facts in connection with sales of shares of the funds. Plaintiffs further allege that, among other things, defendants concealed the risks associated with such funds by blurring the distinctions between banks and non-bank subsidiaries and by obscuring the differences between traditional, federally insured bank products and uninsured, non-depository products.

                       ADDITIONAL INFORMATION ABOUT PILOT

         Additional information about the Pilot Funds is included in their prospectuses and statements of additional information, dated January 2, 1997 as supplemented through the date hereof, which have been filed with the SEC. Copies of these prospectuses and the related statements of additional information may be obtained without charge by or calling Pilot at the address and telephone number set forth on the first page of this Combined Proxy Statement/Prospectus. Reports and other information filed by Pilot can be inspected and copied at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the offices of Pilot listed above. In addition, these materials can be inspected and copied at the SEC's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549, at prescribed rates.


                              FINANCIAL STATEMENTS

         The unaudited financial statements and condensed financial information for Shares of the Nations Funds for the semi-annual period ended September 30, 1996 are included or incorporated by reference in their prospectuses or statements of additional information, or in the statement of additional information related to this Combined Proxy Statement/Prospectus. The audited financial statements and condensed financial information for Shares of the Pilot Fund for the annual period ended August 31, 1996 are included or incorporated by reference in their prospectuses or statements of additional information or in the statement of additional information related to this Combined Proxy Statement/Prospectus, or are included herein.

         The annual financial statements and financial highlights have been audited by independent auditors to the extent indicated in their reports thereon, also incorporated by reference or included in such prospectuses and statements of additional information, and have been incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

         The audited financial statements and financial highlights of the Nations Funds as of and for the year ended March 31, 1996, have been incorporated by reference herein and in the statement of additional information in reliance upon the report of Price Waterhouse LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The financial statements and financial highlights of the Pilot Funds as of and for the year ended August 31, 1996, have been incorporated by reference herein and in the registration statement. These financial statements have been audited by Arthur Andersen LLP, independent auditors, as stated in their reports, which have also been incorporated by reference herein, and have been so included upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 OTHER BUSINESS

         Pilot's Board of Trustees knows of no other business to be brought before the Meeting. However, if any other matters come before the Meeting, it is the intention that proxies which do not contain specific restrictions to the contrary will be voted on such matters in accordance with the judgment of the persons named in the enclosed form of proxy.

                              SHAREHOLDER INQUIRIES

         Shareholder inquiries may be addressed to The Pilot Funds or to Nations Fund, Inc. in writing at the address(es), or by phone at the phone number(s), on the cover page of this Combined Proxy Statement/Prospectus.

                                      * * *
         SHAREHOLDERS WHO DO NOT EXPECT TO BE PRESENT AT THE MEETING ARE REQUESTED TO MARK, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. SHAREHOLDERS ALSO MAY RETURN PROXIES BY TELEFACSIMILE OR VOTE BY TELEPHONE.

         THE PILOT FUNDS WILL FURNISH, WITHOUT CHARGE, COPIES OF ITS AUGUST 31, 1996 ANNUAL SHAREHOLDERS REPORT TO ANY SHAREHOLDER UPON REQUEST ADDRESSED TO: THE PILOT FUNDS 3435 STELZER ROAD, COLUMBUS, OHIO 43219-3035 OR BY TELEPHONE AT 1-800-717-4568

                                   APPENDIX I




                      AGREEMENT AND PLAN OF REORGANIZATION


                  THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this ___ day of _______, 1997, by and between Nations Fund Trust ("Nations Fund"), a Massachusetts business trust, for itself and on behalf of Nations Tax Exempt Fund, Nations Value Fund, Nations Disciplined Equity Fund, Nations Strategic Fixed Income Fund, Nations Short-Intermediate Government Fund, Nations Intermediate Municipal Bond Fund and Nations Municipal Income Fund (each an "Acquiring Fund" and collectively, the "Acquiring Funds"), all portfolios of Nations Fund, and The Pilot Funds ("Pilot Funds"), a Massachusetts business trust, for itself and on behalf of Pilot Short- Term Tax-Exempt Diversified Fund, Pilot Missouri Short-Term Tax-Exempt Fund, Pilot Growth and Income Fund, Pilot Growth Fund, Pilot Diversified Bond Income Fund, Pilot Intermediate U.S. Government Securities Fund, Pilot Intermediate Municipal Bond Fund and Pilot Municipal Bond Fund (each an "Acquired Fund" and collectively, the "Acquired Funds"), all portfolios of Pilot Funds.

                 In accordance with the terms and conditions set forth in this Agreement, the parties desire that all of the assets of each Acquired Fund be transferred to each Acquiring Fund corresponding thereto, as set forth in the table attached hereto as Schedule A, in exchange for shares of specified classes of the corresponding Acquiring Fund ("Acquiring Fund Shares") and the assumption by each Acquiring Fund of the Stated Liabilities (as defined in paragraph 1.3) of each corresponding Acquired Fund, and that such Acquiring Fund Shares be distributed immediately after the Closing(s), as defined in this Agreement, by each Acquired Fund to its shareholders in liquidation of each Acquired Fund. This Agreement is intended to be and is adopted as a reorganization for each Acquired Fund within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

                 In consideration of the promises and of the covenants and agreements hereinafter set forth, the parties hereto, intending to be legally bound hereby, covenant and agree as follows:


1.        REORGANIZATION OF ACQUIRED FUNDS

         1.1. Subject to the terms and conditions herein set forth, and on the basis of the representations and warranties contained herein, each Acquired Fund shall assign, deliver and otherwise transfer its assets as set forth in paragraph 1.2 (the "Fund Assets") to its corresponding Acquiring Fund identified in Schedule A, and such corresponding Acquiring Fund shall, as consideration therefor, on the Closing Date (as defined in paragraph 3.1), (i) deliver to such Acquired Fund full and fractional

                  Acquiring Fund Shares, the number of which shall be determined by dividing (a) that portion of the value of the Fund Assets, net of an Acquired Fund's Stated Liabilities, computed in the manner and as of the time and date set forth in paragraph 2.1, representative of the shares of beneficial interest of each Acquired Fund, by (b) the net asset value of one share of each Acquiring Fund's class of shares identified in Schedule A, computed in the manner and as of the time and date set forth in paragraph 2.2, and (ii) assume the Acquired Fund's Stated Liabilities. Such transfer, delivery and assumption shall take place at the closing(s) provided for in paragraph 3.1 (hereinafter sometimes referred to as the "Closing(s)"). Promptly after the Closing(s), each Acquired Fund shall distribute the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund as provided in paragraph 1.4 hereof. Such transaction(s) are hereinafter sometimes collectively referred to as the "Reorganization(s)."

         1.2.a. With respect to each Acquired Fund, the Fund Assets shall consist of all property and assets of any nature whatsoever, including, without limitation, all cash, cash equivalents, securities, claims and receivables (including dividend and interest receivables) owned by each Acquired Fund, and any prepaid expenses shown as an asset on each Acquired Fund's books on the Closing Date.

         1.2.b. At least fifteen (15) business days prior to the Closing Date, each Acquired Fund will provide the corresponding Acquiring Fund with a schedule of its securities and other assets and its known liabilities, and such Acquiring Fund will provide the Acquired Fund with a copy of the current investment objective and policies applicable to each Acquiring Fund. Each Acquired Fund reserves the right to sell any of the securities or other assets shown on the list of the Fund's Assets prior to the Closing Date but will not, without the prior approval of the corresponding Acquiring Fund, acquire any additional securities other than securities which the Acquiring Fund is permitted to purchase in accordance with its stated investment objective and policies. At least ten (10) business days prior to the Closing Date, the Acquiring Fund will advise the corresponding Acquired Fund of any investments of such Acquired Fund shown on such schedule which the Acquiring Fund would not be permitted to hold, pursuant to its stated investment objective and policies or otherwise. In the event that the Acquired Fund holds any investments that its corresponding Acquiring Fund would not be permitted to hold under its stated investment objective or policies, the Acquired Fund, if requested by the Acquiring Fund and, to the extent permissible and consistent with the Acquired Fund's own investment objective and policies, will dispose of such securities prior to the Closing Date. In addition, if it is determined that the portfolios of the Acquired Fund and the Acquiring Fund, when aggregated, would contain investments exceeding certain percentage limitations to which the Acquiring Fund is or will be subject with respect to such investments, the Acquired Fund, if requested by the Acquiring Fund and, to the extent permissible and consistent with the Acquired Fund's own investment objective and policies, will dispose of and/or reinvest a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

         1.3. Each Acquired Fund will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date. Each Acquiring Fund will assume all liabilities and obligations disclosed on an unaudited statement of assets and liabilities of the corresponding Acquired Fund prepared by or on behalf of Pilot Funds as of the Applicable Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period ("Stated Liabilities"). The Acquiring Fund shall assume only the Stated Liabilities of its corresponding Acquired Fund, and no other liabilities or obligations, whether absolute or contingent, known or unknown, accrued or unaccrued.

         1.4. Promptly after the Closing(s) with respect to each Acquired Fund, the Acquired Fund will distribute the Acquiring Fund Shares received by the Acquired Fund pursuant to paragraph 1.1 PRO RATA to its shareholders of record determined as of the close of business on the Closing Date ("Acquired Fund Investors") in complete liquidation of the Acquired Fund. Such distribution will be accomplished by an instruction, signed by an appropriate officer of Pilot Funds, to transfer the Acquiring Fund Shares then credited to the Acquired Fund's account on the books of the Acquiring Fund to open accounts on the books of the Acquiring Fund established and maintained by the Acquiring Fund's transfer agent in the names of record of the Acquired Fund Investors and representing the respective PRO RATA number of shares of the Acquiring Fund due such Acquired Fund Investor. In exchange for Acquiring Fund Shares distributed, all issued and outstanding shares of beneficial interest of the Acquired Fund will be redeemed and canceled simultaneously therewith on the

                  Acquired Fund's books; any outstanding share certificates representing interests in the Acquired Fund thereafter will represent the right to receive such number of Acquiring Fund Shares after the Closing(s) as determined in accordance with
                  Section 1.1.

         1.5. If a request shall be made for a change of the registration of shares of each Acquiring Fund to another person from the account of the shareholder in which name the shares are registered in the records of the Acquired Fund it shall be a condition of such registration of shares that there be furnished the Acquiring Fund an instrument of transfer properly endorsed, accompanied by appropriate signature guarantees and otherwise in proper form for transfer and, if any of such shares are outstanding in certificated form, the certificates representing such shares, and that the person requesting such registration shall pay to such Acquiring Fund any transfer or other taxes required by reason of such registration or establish to the reasonable satisfaction of the Acquiring Fund that such tax has been paid or is not applicable.

         1.6. Following the transfer of assets by each Acquired Fund to the corresponding Acquiring Fund, the assumption of the Acquired Fund's Stated Liabilities by the Acquiring Fund, and the distribution by the Acquired Fund of the Acquiring Fund Shares received by it pursuant to paragraph 1.4, Pilot Funds shall terminate the qualification, classification and registration of such Acquired Fund at all appropriate federal and state agencies. All reporting and other obligations of Pilot Funds shall remain the exclusive responsibility of Pilot Funds up to and including the date on which the particular Acquired Fund is terminated and deregistered, subject to any reporting or other obligations described in paragraph 4.10.

         1.7. The failure of one Acquired Fund to consummate the transactions contemplated hereby shall not affect the consummation or validity of a Reorganization with respect to any other Acquired Fund, and the provisions of this Agreement shall be construed to effect this intent, including, without limitation, as the context requires, construing the terms "Acquiring Fund" and "Acquired Fund" as meaning only those series of Nations Fund and Pilot Funds, respectively, which are involved in a Reorganization as of a Closing Date.

2. VALUATION

         2.1. With respect to each Acquired Fund, the value of the Fund Assets shall be the value of such assets computed as of the time at which its net asset value is calculated pursuant to the valuation procedures set forth in each Acquiring Fund's then current prospectus and statement of additional information on the Closing Date (such time and date being herein called the "Applicable Valuation Date").

         2.2. The net asset value of the share of a class of shares of an Acquiring Fund shall be the net asset value per share of such class computed on the Applicable Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then current prospectus and statement of additional information.

         2.3. All computations of value contemplated by this Article 2 shall be made by the respective Acquiring Fund's co-administrator, First Data Investor Services Group, Inc. ("First Data") in accordance with its regular practice as pricing agent and reviewed by its independent accountants. Each Acquiring Fund shall cause its Co-Administrator to deliver a copy of its valuation report, reviewed by its independent accountants to Pilot Funds and each Acquired Fund at the Closing(s).


3. CLOSING(S) AND CLOSING DATE

         3.1. The Closing(s) for the Reorganization(s) shall occur on May 2, 1997, and/or on such other date(s) as may be mutually agreed upon in writing by the officers of the parties hereto (the "Closing Date"). The Closing(s) shall be held at the offices of Stephens Inc., 111 Center Street, Suite 300, Little Rock, Arkansas 72201 or at such other location as is mutually agreeable to the parties. All acts taking place at the Closing(s) shall be deemed to take place simultaneously as of 4:00 p.m. Eastern time on the Closing Date unless otherwise provided.

         3.2. Each Acquiring Fund's custodian shall deliver at the Closing(s) a certificate of an authorized officer stating that: (a) each Acquired Fund's portfolio securities, cash and any other assets have been delivered in proper form to the corresponding Acquiring Fund on the Closing Date and (b) all necessary taxes including all applicable federal and state stock transfer stamps, if any, have been paid, or provision for payment shall have been made, by such Acquired Fund in conjunction with the delivery of portfolio securities. Proper delivery of cash shall be by wire to The Bank of New York, the Acquiring Funds' Sub-Custodian, pursuant to instruction to be delivered prior to the Closing(s).

         3.2. Notwithstanding anything herein to the contrary, in the event that on the Applicable Valuation Date (a) the New York Stock Exchange shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on such exchange or elsewhere shall be disrupted so that, in the judgment of Nations Fund and Pilot Funds, accurate appraisal of the value of the net assets of an Acquiring Fund or an Acquired Fund is impracticable, the Applicable Valuation Date and Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed without restriction or disruption and reporting shall have been restored.

         3.4. With respect to each Acquired Fund, Pilot Funds shall provide Nations Fund and its transfer agents with immediate access from and after the Closing Date to (a) the computer, electronic or such other forms of records containing the names, addresses and taxpayer identification numbers of all of the Acquired Fund investors ("Acquired Fund Investor") and the number and percentage ownership of outstanding Acquired Fund shares owned by such Acquired Fund Investor, all as of the Applicable Valuation Date, and (b) all original documentation (including all applicable Internal Revenue Service forms, certificates, certifications and correspondence) relating to the Acquired Fund Investors' taxpayer identification numbers and their liability for or exemption from back-up withholding. Each corresponding Acquiring Fund shall issue and deliver to the Secretary or Assistant Secretary of Pilot Funds, acting on behalf of the Acquired Fund, a confirmation evidencing the Acquiring Fund Shares credited on the Closing Date or shall provide evidence satisfactory to each Acquired Fund that such Acquiring Fund Shares have been credited to each Acquired Fund's account on the books of each Acquiring Fund. At the Closing(s), each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts or other documents of transfer, assignment or conveyance as such other party or its counsel may reasonably request.

         3.5. Within thirty (30) days after the Closing Date, each Acquired Fund shall deliver, in accordance with Article 1 hereof, to the corresponding Acquiring Fund a statement of the Fund Assets and Stated Liabilities, together with a list of such Acquired Fund's portfolio securities and other assets showing the respective adjusted bases and holding periods thereof for income tax purposes, as of the Closing Date, certified by an appropriate officer of Pilot Funds.

         3.6 Each Acquiring Fund will cause a confirmation statement to be mailed or delivered to each corresponding Acquired Fund Investor setting forth the number of Acquiring Fund Shares registered in such Acquired Fund Investor's name.


4. COVENANTS WITH RESPECT TO THE ACQUIRING FUNDS AND THE ACQUIRED FUNDS

         4.1. Pilot Funds, with respect to the Acquired Funds, has called or will call a meeting of Pilot Fund shareholders to consider and act upon this Agreement, and to take all other actions reasonably necessary to obtain the approval of the transactions contemplated herein, including approval for each Acquired Fund's liquidating distribution of the Acquiring Fund Shares contemplated hereby, and for Pilot Funds to terminate each Acquired Fund's qualification, classification and registration if requisite approvals are obtained with respect to each Acquired Fund. Nations Fund and Pilot Funds will jointly prepare the notice of meeting, form of proxy and proxy statement (collectively, "Proxy Materials") to be used in connection with such meeting; provided that Nations Fund has furnished or will furnish Pilot Funds with a current, effective prospectus, including any supplements, relating to the class of shares of each Acquiring Fund corresponding to the class of shares of each Acquired Fund then outstanding for incorporation within and/or distribution with the Proxy Materials, and with such other information relating to the Acquiring Funds as is reasonably necessary for the preparation of the Proxy Materials.


         4.2. Nations Fund, on behalf of each Acquiring Fund, will use its best efforts to meet the requirements for the statutory exemption provided by Section 15(f) of the Investment Company Act of 1940 (the "1940 Act").

         4.3. Pilot Funds, on behalf of each Acquired Fund, covenants that the corresponding Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof, other than in accordance with the terms of this Agreement.

         4.4. Pilot Funds, on behalf of each Acquired Fund, will assist the corresponding Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the record and beneficial ownership of shares of each class of each Acquired Fund.

         4.5. Subject to the provisions hereof, Nations Fund, on its own behalf and on behalf of each Acquiring Fund; and Pilot Funds, on its own behalf and on behalf of each Acquired Fund, will take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated herein.

         4.6. Pilot Funds, on behalf of each Acquired Fund, shall furnish to its corresponding Acquiring Fund on the Closing Date, a final statement of the total amount of each Acquired Fund's assets and liabilities as of the Closing Date, which statement shall be certified by an appropriate officer of Pilot Funds as being determined in accordance with generally accepted accounting principles consistently applied and as being valued in accordance with paragraph 2.1 hereof. As promptly as practicable, but in any case within sixty (60) days after the Closing Date, Pilot Funds, on behalf of each Acquired Fund, shall furnish its corresponding Acquiring Fund, in such form as is reasonably satisfactory to Nations Fund, on behalf of each Acquiring Fund, a statement certified by an officer of Pilot Funds of such Acquired Fund's federal income tax attributes that will be carried over to the corresponding Acquiring Fund in the reorganization pursuant to Section 381 of the Code.

         4.7. Nations Fund, on behalf of each Acquiring Fund, has prepared and filed, or will prepare and file with the SEC a registration statement on Form N-14 under the Securities Act of 1933, as amended (the "1933 Act"), relating to the Acquiring Fund Shares, which, without limitation, shall include a proxy statement of Pilot Funds and the prospectuses of the Acquiring Funds of Nations Fund relating to the transactions contemplated by this Agreement (the "Registration Statement"). Pilot Funds, on behalf of each Acquired Fund, has provided or will provide each corresponding Acquiring Fund with the materials and information necessary to prepare the Proxy Materials for inclusion in the Registration Statement, prepared in accordance with paragraph 4.1, and with such other information and documents relating to each Acquired Fund as are requested by the corresponding

                  Acquiring Fund and as are reasonably necessary for the preparation of the Registration Statement.

         4.8. As soon after the Closing Date as is reasonably practicable, Pilot Funds, on behalf of each Acquired Fund: (a) shall prepare and file all federal and other tax returns and reports of each Acquired Fund required by law to be filed with respect to all periods ending on or before the Closing Date but not theretofore filed and (b) shall pay all federal and other taxes shown as due thereon and/or all federal and other taxes that were unpaid as of the Closing Date.

         4.9. With respect to each Acquiring Fund, Nations Fund agrees to use all reasonable efforts to operate in accordance with its then current prospectus and statement of additional information prepared in accordance with Form N- 1A, including qualifying as a regulated investment company under Subchapter M of the Code, for at least one (1) year following the Closing Date.

         4.10. Following the transfer of assets by each Acquired Fund to the corresponding Acquiring Fund in exchange for Acquiring Fund Shares and the assumption of the Stated Liabilities of the Acquired Fund as contemplated herein, Pilot Funds will file any final regulatory reports, including but not limited to any Form N-SAR and Rule 24f-2 filings with respect to such Acquired Fund(s), promptly after the Closing Date and also will take all other steps as are necessary and proper to effect the termination or declassification of such Acquired Funds of Pilot Funds in accordance with the laws of the Commonwealth of Massachusetts and other applicable requirements.

5. REPRESENTATIONS AND WARRANTIES

         5.1 Nations Fund, on behalf of itself and each Acquiring Fund, represents and warrants to the Pilot Funds as follows:

                  5.1.a. Nations Fund was duly created pursuant to its Declaration of Trust by the Trustees for the purpose of acting as a management investment company under the 1940 Act and is validly existing under the laws of the Commonwealth of Massachusetts, and the Declaration of Trust directs the Trustees to manage the affairs of Nations Fund and grants them all powers necessary or desirable to carry out such responsibility, including administering Nations Fund business as currently conducted by Nations Fund and as described in the current prospectuses of Nations Fund; Nations Fund is registered as an investment company classified as an open-end management company, under the 1940 Act and its registration with the SEC as an investment company is in full force and effect;

                  5.1.b The Registration Statement, including the current prospectuses and statement of additional information of each Acquiring Fund, conform or will conform, at all times up to and including the Closing Date, in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the regulations thereunder and do not include or will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

                  5.1.c. Each Acquiring Fund is not in violation of, and the execution, delivery and performance of this Agreement by Nations Fund for itself and on behalf of each Acquiring Fund will not (i) violate Nations Fund's Declaration of Trust or Code of Regulations, or (ii) result in a breach or violation of, or constitute a default under any material agreement or material instrument, to which Nations Fund is a party or by which its properties or assets are bound;

                  5.1.d. Except as previously disclosed in writing to the Pilot Funds, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to Nations Fund's knowledge, threatened against Nations Fund or its business, the Acquiring Funds or any of their properties or assets, which, if adversely determined, would materially and adversely affect Nations Fund or an Acquiring Fund's financial condition or the conduct of their business, and Nations Fund knows of no facts that might form the basis for the institution of any such proceeding or investigation, and no Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects, or is reasonably likely to materially and adversely affect, its business or its ability to consummate the transactions contemplated herein;

                  5.1.e. All issued and outstanding shares, including shares to be issued in connection with the Reorganization, of the class of the Acquiring Fund will, as of the Closing Date, be duly authorized and validly issued and outstanding, fully paid and non-assessable by Nations Fund and the Acquiring Fund does not have outstanding any option, warrants or other rights to subscribe for or purchase any of its shares;

                  5.1.f. The execution, delivery and performance of this Agreement on behalf of each Acquiring Fund will have been duly authorized prior to the Closing Date by all necessary action on the part of Nations Fund and the Trustees, and this Agreement constitutes a valid and binding obligation of Nations Fund and each Acquiring Fund enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, arrangement, moratorium and other similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

                  5.1.g. The Acquiring Fund Shares to be issued and delivered to the corresponding Acquired Fund for the account of the Acquired Fund Investors, pursuant to the terms hereof, will have been duly authorized as of the Closing Date and, when so issued and delivered, will be duly and validly issued, fully paid and non-assessable, and the shares of the class of the Acquiring Fund issued and outstanding prior to the Closing Date were offered and sold in compliance with the applicable registration requirements, or exemptions therefrom, of the 1933 Act, and all applicable state securities laws, and the regulations thereunder;

                  5.1.h. On the effective date of the Registration Statement, at the time of the meeting of the Acquired Fund shareholders and on the Closing Date, any written information furnished by Nations Fund with respect to an Acquiring Fund for use in the Proxy Materials, the Registration Statement or any other materials provided in connection with the Reorganization does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the information provided not misleading;

                  5.1.i. No governmental consents, approvals, authorizations or filings are required under the 1933 Act, , the Securities Exchange Act of 1934 (the "1934 Act"), the 1940 Act or Massachusetts law for the execution of this Agreement by Nations Fund, for itself and on behalf of each Acquiring Fund, or the performance of the Agreement by Nations Fund, for itself and on behalf of each Acquiring Fund, except for the effectiveness of the Registration Statement, any necessary exemptive relief or no-action assurances requested from the SEC or its Staff with respect to Sections 17(a) and 17(d) of the 1940 Act and Rule 17d-1 thereunder, and such other consents, approvals, authorizations and filings as have been made or received, and except for such consents, approvals, authorizations and filings as may be required subsequent to the Closing Date;

                  5.1.j. The Statement of Assets and Liabilities, Statement of Operations and Statement of Changes in Net Assets of each Acquiring Fund as of and for the year ended March 31, 1996, audited by Price Waterhouse LLP (copies of which have been or will be furnished to the corresponding Acquired Fund) fairly present, in all material respects, the financial condition of each Acquiring Fund as of such date and its results of operations for such period in accordance with generally accepted accounting principles consistently applied and as of such date there were no liabilities of any Acquiring Fund (contingent or otherwise) known to Nations Fund that were not disclosed therein but that would be required to be disclosed therein in accordance with generally accepted accounting principles;

                  5.1.k. Since the date of the most recent audited financial statements, there has not been any material adverse change in any Acquiring Fund's financial condition, assets, liabilities or business, other than changes occurring in the ordinary course of business. For the full and partial taxable year from its inception through the Closing Date, each Acquiring Fund of Nations Fund has qualified, or will qualify, as a separate regulated investment company under Subchapter M of the Code and has taken all necessary and required actions to maintain such status;

                  5.1.l. All federal and other tax returns and reports of Nations Fund and each Acquiring Fund required by law to be filed on or before the Closing Date have been or will be filed, and all federal and other taxes owed by Nations Fund on behalf of the Acquiring Funds have been or will be paid so far as due, and to the best of Nations Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to any such return; and

                  5.1.m. At the Closing Date, the Acquiring Funds will have good and marketable title to their assets and full right, power and authority to assign, deliver and otherwise transfer such assets.

         5.2. Pilot Funds, on behalf of itself and each Acquired Fund, represents and warrants to Nations Fund as follows:

                  5.2.a. Pilot Funds was duly created pursuant to its Agreement and Declaration of Trust by the Trustees for the purpose of acting as a management investment company under the 1940 Act and is validly existing under the laws of the Commonwealth of Massachusetts, and the Agreement and Declaration of Trust directs the Trustees to manage the affairs of Pilot Funds and grants them all powers necessary or desirable to carry out such responsibility, including administering Pilot Funds business as currently conducted by Pilot Funds and as described in the current prospectuses of Pilot Funds; Pilot Funds is registered as an investment company classified as an open-end management company, under the 1940 Act and its registration with the SEC as an investment company is in full force and effect;

                  5.2.b. All of the issued and outstanding shares representing units of beneficial interest of each Acquired Fund have been offered and sold in compliance in all material respects with applicable registration requirements of the 1933 Act and state securities laws;

                  5.2.c. The Acquired Funds are not in material violation of, and the execution and the performance of the Agreement by Pilot Funds for itself and on behalf of each Acquired Fund does not and will not (i) violate Pilot Funds' Agreement and Declaration of Trust or By-Laws, or (ii) result in a breach or violation of, or constitute a default under, any term of any material agreement or material instrument to which Pilot Funds is a party or by which its properties or assets are bound, except as otherwise disclosed in writing to the Acquiring Funds;

                  5.2.d. Except as previously disclosed in writing to Nations Fund, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to Pilot Funds' knowledge, threatened against any Acquired Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect such Acquired Fund's financial condition or the conduct of its business, and Pilot Funds knows of no facts that might form the basis for the institution of any such proceeding or investigation, and no Acquired Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects, or is reasonably likely to materially and adversely affect, its business or its ability to consummate the transactions contemplated herein;

                  5.2.e. The Statement of Assets and Liabilities, Statement of Operations and Statement of Changes in Net Assets of each Acquired Fund as of and for the year ended August 31, 1996, audited by Arthur Andersen LLP (copies of which have been or will be furnished to the Acquiring Fund) fairly present, in all material respects, the financial condition of each Acquired Fund as of such date and its results of operations for such period in accordance with generally accepted accounting principles consistently applied, and as of such date there were no liabilities of any Acquired Fund (contingent or otherwise) known to Pilot Funds that were not disclosed therein but that would be required to be disclosed therein in accordance with generally accepted accounting principles;

                  5.2.f. Since the date of the most recent audited financial statements, there has not been any material adverse change in any Acquired Fund's financial condition, assets, liabilities or business, other than changes occurring in the ordinary course of business, or any incurrence by an Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed in writing to and accepted by the corresponding Acquiring Fund, prior to the Closing Date (for the purposes of this subparagraph (f), neither a decline in an Acquired Fund's net asset value per share nor a decrease in an Acquired Fund's size due to redemptions shall be deemed to constitute a material adverse change);

                  5.2.g. All federal and other tax returns and reports of Pilot Funds and each Acquired Fund required by law have been or will be filed, and all federal and other taxes owed by Pilot Funds and each Acquired Fund shall, with respect to all period ending on or before the Closing Date, have been or will be paid so far as due, and to the best of Pilot Funds' knowledge, no such return is currently under audit and no assessment has been asserted with respect to any such return;

                  5.2.h. For the full and partial taxable year from its inception through the Closing Date, each Acquired Fund has qualified, or will qualify, as a separate regulated investment company under Subchapter M of the Code and has taken or will take all necessary and required actions to maintain such status;

                  5.2.i. All issued and outstanding shares of each Acquired Fund are, and on the Closing Date will be, duly authorized and validly issued and outstanding, and fully paid and non-assessable by Pilot Funds, and all such shares will, at the time of the Closing(s), be held by the persons and in the amounts set forth in the list of Acquired Fund Investors provided to each corresponding Acquiring Fund, pursuant to paragraph 3.4, and no Acquired Fund has outstanding any options, warrants or other rights to subscribe for or purchase any of its shares, nor is there outstanding any security convertible into any of its shares;

                  5.2.j At the Closing Date, each Acquired Fund will have good and marketable title to its Fund Assets and full right, power and authority to assign, deliver and otherwise transfer such Fund Assets hereunder, and upon delivery and payment for such Fund Assets as contemplated herein, the corresponding Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the ownership or transfer thereof other than such restrictions as might arise under the 1933 Act;

                  5.2.k. The execution, delivery and performance of this Agreement on behalf of the Acquired Funds will have been duly authorized prior to the Closing Date by all necessary action on the part of Pilot Funds and the Trustees, and this Agreement constitutes a valid and binding obligation of Pilot Funds and each Acquired Fund enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, arrangement, moratorium and other similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

                  5.2.l. From the effective date of the Registration Statement, through the time of the meeting of the Acquired Fund Investors, and on the Closing Date, the Registration Statement, insofar as it relates to materials provided by Pilot Funds or the Acquired Funds, used in connection with the preparation of the Registration Statement: (i) will comply in all material respects with the applicable provisions of the 1933 Act, the 1934 Act and the 1940 Act and the regulations thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and as of such dates and times, any written information furnished by Pilot Funds, on behalf of the Acquired Funds, for use in the Registration Statement or in any other manner that may be necessary in connection with the transactions contemplated hereby does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the information provided not misleading; and

                  5.2.m. No governmental consents, approvals, authorizations or filings are required under the 1933 Act, the 1934 Act, the 1940 Act or Massachusetts law for the execution of this Agreement by Pilot Funds, for itself and on behalf of each Acquired Fund, or the performance of the Agreement by Pilot Funds for itself and on behalf of each Acquired Fund, except for the effectiveness of the Registration Statement, except for any necessary exemptive relief or no-action assurances requested from the SEC or its Staff with respect to Section 17(a) and 17(d) of the 1940 Act and Rule 17d-1 thereunder, and except for such other consents, approvals, authorizations and filings as have been made or received, and except for such consents, approvals, authorizations and filings as may be required subsequent to the Closing Date.

6. CONDITIONS PRECEDENT TO OBLIGATIONS OF ACQUIRED FUNDS

                 The obligations of Pilot Funds to consummate the Reorganization with respect to each Acquired Fund shall be subject to the performance by Nations Fund, for itself and on behalf of each Acquiring Fund, of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions with respect to each corresponding Acquiring Fund:

         6.1. All representations and warranties of Nations Fund with respect to each Acquiring Fund contained herein shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated herein, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

         6.2. Nations Fund, on behalf of each Acquiring Fund, shall have delivered to Pilot Funds at the Closing(s) a certificate executed on behalf of each corresponding Acquiring Fund by Nations Fund's President, Secretary, Assistant Secretary, or other authorized officer, in a form reasonably satisfactory to the Pilot Funds and dated as of the Closing Date, to the effect that the representations and warranties of Nations Fund with respect to each Acquiring Fund made herein are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated herein, and as to such other matters as such Acquired Fund shall reasonably request.

         6.3. Each Acquired Fund shall have received at the Closing(s) a favorable opinion of Morrison & Foerster LLP, counsel to Nations Fund (based upon or subject to such representations, assumptions, limitations or opinions of local counsel as such counsel may deem appropriate or necessary), dated as of the Closing Date, in a form (including the representations, assumptions, limitations or opinions of local counsel upon which it is based or to which it is subject) reasonably satisfactory to each Acquired Fund, substantially to the effect that:

                  6.3.a. Nations Fund is a duly registered, open-end, management investment company, and its registration with the SEC as an investment company under the 1940 Act is in full force and effect;

                  6.3.b. each Acquiring Fund is a portfolio of Nations Fund, which is a business trust duly created pursuant to its Declaration of Trust, is validly existing and in good standing under the laws of the Commonwealth of Massachusetts, and the Declaration of Trust directs the Trustees to manage the affairs of Nations Fund and grants them all powers necessary or desirable to carry out such responsibility, including administering Nations Fund's business as described in the current prospectuses of Nations Fund;

                  6.3.c. this Agreement has been duly authorized, executed and delivered on behalf of Nations Fund and each Acquiring Fund and, assuming due authorization, execution and delivery of this Agreement on behalf of the Acquiring Funds, is a valid and binding obligation of Nations Fund enforceable against Nations Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, arrangement, moratorium and other similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

                  6.3.d. the Acquiring Fund Shares to be issued to the Acquired Funds Investors pursuant to this Agreement are duly registered under the 1933 Act on the appropriate form, and are duly authorized and upon such issuance will be validly issued and outstanding and fully paid and non-assessable, and no shareholder of an Acquiring Fund has any preemptive rights to subscription or purchase in respect thereof;

                  6.3.e. the Registration Statement has become effective with the SEC and, to the best of such counsel's knowledge, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or threatened;

                  6.3.f. no consent, approval, authorization, filing or order of any court or governmental authority of the United States or any state is required for the consummation by Nations Fund of the Reorganization with respect to each Acquiring Fund;

                  6.3.g. to such counsel's knowledge, the execution and delivery of the Agreement and the performance of its terms by Nations Fund, and each Acquiring Fund, do not violate or result in a violation of the Nations Fund Declaration of Trust or Code of Regulations, or any judgment, order or decree known to such counsel, of any court or arbiter, to which Nations Fund is a party, and, to such counsel's knowledge, will not constitute a material breach of the terms, conditions or provisions of, or constitute a default under, any contract, undertaking, indenture or other agreement by which Nations Fund is now bound or to which it is now a party;

                  6.3.h. to such counsel's knowledge, (a) no legal or governmental proceedings existing on or before the date of mailing the Combined Proxy Statement/Prospectus, involving Nations Fund or the Acquiring Funds, are required to be described in the Combined Proxy Statement/Prospectus which are not described as required and (b) there are no contracts or documents relating to Nations Fund or the Acquiring Funds, known to such counsel, of a character required to be described in the Combined Proxy Statement/Prospectus or to be filed as an exhibit to the Registration Statement that are not described or filed as required; and

                  6.3.i. to such counsel's knowledge, except as otherwise disclosed in the Registration Statement, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against Nations Fund or an Acquiring Fund or any of their properties or assets and neither Nations Fund nor any Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects, or would materially and adversely affect, its business.

         6.4. Each Acquired Fund also shall receive at the Closing(s) a letter from Morrison & Foerster LLP, dated as of the Closing Date, in a form reasonably satisfactory to each Acquired Fund, substantially to the effect that: such counsel has participated in conferences with representatives of Nations Fund and its accountants concerning the Registration Statement and has considered the matters required to be stated therein and the statements contained therein, although such counsel has not independently verified the accuracy, completeness or fairness of such statements. Based upon and subject to the foregoing, nothing has come to such counsel's attention that leads such counsel to believe that the Registration Statement, at the time it became effective with the SEC pursuant to Rule 488 under the 1933 Act or as of the Closing Date, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (it being understood that such counsel has not been requested to and does not make any comment in this paragraph with respect to the financial statements, supporting schedules, footnotes, and other financial and statistical information contained in the Registration Statement.

         6.5. As of the Closing Date with respect to the Reorganization of each Acquired Fund, there shall have been no material change in the investment objective, policies and restrictions nor any material change in the investment management fees, fee levels payable pursuant to the 12b-1 plan of distribution, other fees payable for services provided to the Acquiring Funds, fee waiver or expense reimbursement undertakings, or sales loads of the Acquiring Funds from those fee amounts, undertakings and sales load amounts described in the prospectus of each Acquiring Fund delivered to the corresponding Acquired Fund pursuant to paragraph 4.1 and in the Proxy Materials.

         6.6. With respect to each Acquiring Fund, the Board of Trustees of Nations Fund, including a majority of the "non-interested" Trustees, has determined that the Reorganization is in the best interests of each Acquiring Fund and that the interests of the existing shareholders of each Acquiring Fund would not be diluted as a result of the Reorganization.

         6.7. Nations Fund shall have procured Directors'/Trustees' liability insurance reasonably satisfactory to Pilot Funds.



7. CONDITIONS PRECEDENT TO OBLIGATIONS OF ACQUIRING FUNDS

                 The obligations of Nations Fund to consummate the Reorganization with respect to each Acquiring Fund shall be subject to the performance by Pilot Funds of all the obligations to be performed by it hereunder, with respect to each corresponding Acquired Fund, on or before the Closing Date and, in addition thereto, the following conditions:

         7.1. All representations and warranties of Pilot Funds with respect to the Acquired Funds contained herein shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date, with the same force and effect as if made on and as of the Closing Date.

         7.2. Pilot Funds, on behalf of each Acquired Fund, shall have delivered to each corresponding Acquiring Fund at the Closing(s) a certificate executed on behalf of each Acquired Fund, by Pilot Funds' President, Secretary or Assistant Secretary, or other authorized officer, in form and substance satisfactory to the Acquiring Funds and dated as of the Closing Date, to the effect that the representations and warranties of Pilot Funds with respect to each Acquired Fund made herein is true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated herein and as to such other matters as each Acquiring Fund shall reasonably request.

         7.3. Each Acquiring Fund shall have received at the Closing(s) a favorable opinion from Goodwin, Proctor & Hoar LLP, counsel to Pilot Funds (based upon or subject to such representations, assumptions, limitations or opinions of local counsel as such counsel may deem appropriate or necessary), dated as of the Closing Date, in a form (including the representations, assumptions, limitations or opinions of local counsel upon which it is based or to which it is subject) reasonably satisfactory to such Acquiring Fund, substantially to the effect that:

                  7.3.a. Pilot Funds is a duly registered, open-end investment company, and its registration with the SEC as an investment company under the 1940 Act is in full force and effect;

                  7.3.b. each Acquired Fund is a portfolio of Pilot Funds, Pilot Funds is a business trust duly created pursuant to its Agreement and Declaration of Trust, is validly existing and in good standing under the laws of the Commonwealth of Massachusetts, and the Agreement and Declaration of Trust directs the Trustees to manage the affairs of Pilot Funds and grants them all powers necessary or desirable to carry out such responsibility, including administering Pilot Funds' business as described in the current prospectuses of Pilot Funds;

                  7.3.c. this Agreement has been duly authorized, executed and delivered by Pilot Funds on behalf of Pilot Funds and each Acquired Fund and, assuming due authorization, execution and delivery of this Agreement on behalf of each Acquiring Fund, is a valid and binding obligation of Pilot Funds, enforceable against Pilot Funds in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, arrangement, moratorium and other similar laws of general applicability relating to or affecting creditors' rights and to general equity principles;

                  7.3.d. no consent, approval, authorization, filing or order of any court or governmental authority of the United States or any state is required for the consummation of the Reorganization with respect to each Acquired Fund, except for such consents, approvals, authorizations and filings as have been made or received, and except for such consents, approvals, authorizations and filings as may be required subsequent to the Closing Date;

                  7.3.e. to such counsel's knowledge, the execution and delivery of the Agreement and the performance of its terms by Pilot Funds, and each Acquired Fund, do not violate or result in a violation of the Pilot Funds' Agreement and Declaration of Trust or By-Laws, or any judgment, order or decree known to such counsel, of any court or arbiter, to which Pilot Funds is a party, and, to such counsel's knowledge, will not constitute a material breach of the terms, conditions or provisions of, or constitute a default under, any contract, undertaking, indenture or other agreement by which Pilot Funds is now bound or to which it is now a party;

                  7.3.f. to such counsel's knowledge, (a) no legal or governmental proceedings existing on or before the date of mailing the Combined Proxy Statement/Prospectus involving Pilot Funds or the Acquired Funds, are required to be described in the Combined Proxy Statement/Prospectus which are not described as required and (b) there are no contracts or documents relating to Pilot Funds or the Acquired Funds, known to such counsel, of a character required to be described in the Combined Proxy Statement/Prospectus or to be filed as an exhibit to the Registration Statement that are not described or filed as required; and

                  7.3.g. to such counsel's knowledge, except as otherwise disclosed in the Registration Statement, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against Pilot Funds or an Acquired Fund or any of their properties or assets and neither Pilot Funds nor an Acquired Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects, or would materially and adversely affect, its business.

         7.4. Each Acquired Fund also shall receive at the Closing(s) a letter from Goodwin, Proctor & Hoar LLP, dated as of the Closing Date, in a form reasonably satisfactory to each Acquiring Fund, substantially to the effect that: such counsel has participated in conferences with representatives of Pilot Funds and its accountants concerning the Registration Statement and has considered the matters required to be stated therein and the statements contained therein, although such counsel has not independently verified the accuracy, completeness or fairness of such statements. Based upon and subject to the foregoing, nothing has come to such counsel's attention that leads such counsel to believe that the Registration Statement, at the time it became effective with the SEC pursuant to Rule 488 under the 1933 Act or as of the Closing Date, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (it being understood that such counsel has not been requested to and does not make any comment in this paragraph with respect to the financial statements, supporting schedules, footnotes, and other financial and statistical information contained in the Registration Statement.

         7.5. Nations Fund, on behalf of each Acquiring Fund, shall have received from Arthur Andersen LLP a letter addressed to Nations Fund, on behalf of each Acquiring Fund, and dated as of the Closing Date with respect to the Acquired Funds, in form and substance satisfactory to Nations Fund, to the effect that:

                  7.5.a. they are independent accountants with respect to Pilot Funds and each Acquired Fund within the meaning of the 1933 Act and the applicable regulations thereunder;

                  7.5.b. in their opinion, the audited financial statements and the Per Share Data provided in accordance with
                           Item 3 in Form N-1A (the "Per Share Data") of the Acquired Fund included or incorporated by reference in the Registration Statement previously reported on by them comply as to form in all material aspects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder;

                  7.5.c. on the basis of limited procedures agreed upon by Nations Fund, on behalf of the Acquiring Funds and Pilot Funds, on behalf of the Acquired Funds, and described in such letter (but not an examination in accordance with generally accepted auditing standards), the information relating to the Acquired Funds appearing in the Registration Statement that is expressed in dollars or percentages of dollars (with the exception of performance comparisons) has been obtained from the accounting records of the Acquired Funds or from schedules prepared by officers of Pilot Funds having responsibility for financial and reporting matters and such information is in agreement with such records, schedules or computations made therefrom.

         7.6. Pilot Funds shall have delivered to the Acquiring Funds, pursuant to paragraph 5.2(e), copies of financial statements of each Acquired Fund as of and for the period ended August 31, 1996, audited by Arthur Andersen LLP.

         7.7 With respect to each Acquired Fund, the Board of Trustees of Pilot Funds, including a majority of "non-interested" Trustees, has determined that the Reorganization is in the best interests of each Acquired Fund and that the interests of the existing investors in each Acquired Fund would not be diluted as a result of the Reorganization.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUNDS AND THE ACQUIRED FUNDS

                 The obligations of each Acquiring Fund and of each corresponding Acquired Fund herein are the subject to the further conditions that on or before the Closing Date with respect to each Acquiring Fund and each corresponding Acquired Fund:

         8.1. This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of beneficial interest in each Acquired Fund in accordance with the provisions of Pilot Funds' Agreement and Declaration of Trust and the requirements of the 1940 Act, and certified copies of the resolutions evidencing such approval shall have been delivered to each corresponding Acquiring Fund.

         8.2. On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or any of the transactions contemplated herein.

         8.3. All consents of other parties and all other consents, orders, approvals and permits of federal, state and local regulatory authorities (including, without limitation, those of the SEC and of state securities authorities) deemed necessary by Nations Fund, on behalf of the Acquiring Funds or by Pilot Funds, on behalf of the Acquired Funds, to permit consummation, in all material respects, of the transactions contemplated herein shall have been obtained, except where failure to obtain any such consent, order or permit would not, in the opinion of the party asserting that the condition to closing has not been satisfied, involve a risk of a material adverse effect on the assets or properties of any of an Acquiring Fund or its corresponding Acquired Fund.

         8.4. The Registration Statement shall have become effective under the 1933 Act, no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

         8.5. Except to the extent prohibited by Rule 19b-1 promulgated under the 1940 Act, each Acquired Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to each Acquired Fund's shareholders substantially all of its investment company taxable income for all taxable years ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid) and substantially all of its net capital gain for all taxable years ending on or prior to the Closing Date (after reduction for any capital loss carry forward.)

         8.6. The Acquiring Funds and the Acquired Funds shall have received from Price Waterhouse LLP a letter dated as of the Closing Date, in form and substance satisfactory to Nations Fund and to Pilot Funds, to the effect that on the basis of limited procedures agreed upon by Nations Fund, on behalf of the Acquiring Funds and Pilot Funds, on behalf of the Acquired Funds (but not an examination in accordance with generally accepted auditing standards): (i) the data utilized in the calculations of the projected expense ratio appearing in the Registration Statement and Proxy Materials agree with underlying accounting records of the Acquiring Funds and the Acquired Funds or to written estimates by First Data and were found to be mathematically correct; and (ii) certain other procedures as considered necessary by Nations Funds.

         8.7. Nations Fund and the Pilot Funds shall have received an opinion of Morrison & Foerster LLP addressed to both the Acquiring Funds and the Acquired Funds substantially to the effect that, for federal income tax purposes:

                  8.7.a. the transfer of all or substantially all of an Acquired Fund's assets in exchange for the corresponding Acquiring Fund Shares and the assumption by each Acquiring Fund of the Stated Liabilities of the corresponding Acquired Fund will constitute a "reorganization" within the meaning of
                           Section 368(a) of the Code and each Acquiring Fund and Acquired Fund will be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

                  8.7.b. no gain or loss will be recognized by an Acquired Fund upon the transfer of its assets to the corresponding Acquiring Fund solely in exchange for the Acquiring Fund Shares or the assumption of the Stated Liabilities of the Acquired Fund by the Acquiring Fund;

                  8.7.c. no gain or loss will be recognized by an Acquiring Fund upon (i) its receipt of assets from the corresponding Acquired Fund solely in exchange for the Acquiring Fund Shares, (ii) the Acquiring Fund's assumption of the Acquired Fund's Stated Liabilities, and (iii) the constructive or actual distribution by the Acquired Fund of the Acquiring Fund Shares to the Acquired Fund shareholders in exchange for their shares of the Acquired Fund;

                  8.7.d. the aggregate federal income tax basis of an Acquired Fund's assets received by the corresponding Acquiring Fund pursuant to the Reorganization will be the same as the aggregate federal income tax basis of those assets in the hands of the Acquired Fund immediately prior to the Reorganization;

                  8.7.e. the holding period of an Acquired Fund's assets received by the corresponding Acquiring Fund pursuant to the Reorganization will include the period for which such assets have been held by the Acquired Fund;

                  8.7.f. no gain or loss will be recognized by an Acquired Fund on the distribution to its shareholders of the Acquiring Fund Shares to be received by the Acquired Fund in the Reorganization;

                  8.7.g. no gain or loss will be recognized by the shareholders of an Acquired Fund upon their receipt of the Acquiring Fund Shares in exchange for such shareholders' shares of the Acquired Fund;

                  8.7.h. the federal income tax basis of the Acquiring Fund Shares received by the shareholders of the corresponding Acquired Fund will be the same as the federal income tax basis of the Acquired Fund shares exchanged by such shareholders pursuant to the Reorganization;

                  8.7.i the holding period for the Acquiring Fund Shares for which shares of the corresponding Acquired Fund are exchanged pursuant to the Reorganization will include the period that the Acquired Fund shares have been held by the holder, provided that the Acquired Fund shares have been held as a capital asset by the holder; and

                  8.7.j an Acquiring Fund will succeed to and take into account the tax attributes described in Section 381(c) of the Code of the corresponding Acquired Fund as of the Closing Date, subject to the conditions and limitations specified in the Code.

      Notwithstanding anything herein to the contrary, neither an Acquiring Fund nor its corresponding Acquired Fund may waive the condition set forth in this paragraph 8.7.


9. BROKERAGE FEES AND EXPENSES

         9.1. Nations Fund, for itself and on behalf of the Acquiring Funds and Pilot Funds, on behalf of itself and on behalf of the Acquired Funds, represent and warrant that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

         9.2. Except as otherwise provided herein, NationsBanc Advisors, Inc. ("NBAI") will bear the expenses incurred in connection with entering into and carrying out the provisions of this Agreement. Certain expenses to be incurred in connection with the Reorganization, approximately $450,000, will be allocated to the Acquiring Funds following the consummation of the Reorganization (the "Allocated Amount"). In addition, NBAI has committed to maintain current (after waiver) expense ratios for all Acquiring Funds for a period of at least two years after the Closing, absent extraordinary circumstances or a reduction in fund assets that impacts fee levels (the "Expense Commitment"). Because of this Expense Commitment, NBAI will in effect absorb a substantial portion of the Allocated Amount (approximately $320,000) through such Expense Commitment. NBAI also will absorb the portion of the Allocated Amount that otherwise would be borne by current Acquired Fund shareholders, approximately $31,000, by making a capital contribution in this amount to the Pilot Funds prior to the Closing.


10. ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

         10.1. This Agreement constitutes the entire agreement between the parties and supersedes any prior or contemporaneous understanding or arrangement with respect to the subject matter hereof.

         10.2. The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated herein.

11. TERMINATION

         11.1. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the
                  Closing:

                  11.1.a. by the mutual written consent of Nations Fund and Pilot Funds;

                  11.1.b. by either Nations Fund or Pilot Funds by notice to the other, without liability to the terminating party on account of such termination (provided any such termination shall not excuse the terminating party from any liability arising out of a default or breach of this Agreement by such terminating party) if such Closing(s) shall not have occurred on or before December 31, 1997; or

                  11.1.c by either of Nations Fund or the Pilot Funds, in writing without liability to the terminating party on account of such termination (provided any such termination shall not excuse the terminating party from any liability arising out of a material default or breach of this Agreement by such terminating party), if (i) the other party shall fail to perform in any material respect its agreements contained herein required to be performed prior to the Closing Date, (ii) the other party materially breaches or shall have breached any of its representations, warranties or covenants contained herein, or (iii) any other express condition precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

         11.2. Termination of this Agreement pursuant to paragraphs 11.1(a) or (b) shall terminate all obligations of the parties hereunder with respect to the Acquired Fund and Acquiring Fund affected by such termination, or with respect to Nations Fund and Pilot Funds, as the case may be, and there shall be no liability for damages on the part of Nations Fund or Pilot Funds or the Trustees or officers of Nations Fund or Pilot Funds, to any other party or its Trustees or officers on account of termination pursuant to paragraphs 11.1(a) or (b); provided, however, that notwithstanding any termination of this Agreement pursuant to paragraph 11.1, such termination shall not relieve either party of its respective obligations pursuant to Section 9.2 hereof.

12. AMENDMENTS

                 This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of Nations Fund, acting on behalf of each Acquiring Fund and the authorized officers of Pilot Funds, acting on behalf of the shareholders of each Acquired Fund; provided, however, that following the meeting of the shareholders of the Acquired Funds, no such amendment may have the effect of changing the provisions for determining the number of shares of the corresponding Acquiring Funds to be issued to the Acquired Fund Investors under this Agreement to the detriment of such Acquired Fund Investors, or otherwise materially and adversely affecting such Acquired Fund, without the Acquired Fund obtaining the Acquired Fund Investors' further approval except that nothing in this paragraph 12 shall be construed to prohibit any Acquiring Fund and the corresponding Acquired Fund from amending this Agreement to change the Closing Date or Applicable Valuation Date by mutual agreement.


13. NOTICES

                 Any notice, report, statement or demand required or permitted by any provision of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy, certified mail or overnight express courier addressed to:

                        For Nations Fund, on behalf of itself and each Acquiring
Fund:

                        Richard H. Blank, Jr.
                        Secretary
                        c/o Stephens Inc.
                        111 Center Street
                        Little Rock, Arkansas  72201

                        With copies to:

                        Robert M. Kurucza and
                        Marco E. Adelfio
                        Morrison & Foerster LLP
                        2000 Pennsylvania Avenue, N.W., Suite 5500
                        Washington, D.C.  20006

                        For Pilot Funds, on behalf of itself and each Acquired
Fund:

                        Elizabeth Bruce
                        Boatmen's Trust Company
                        The Boatmen's Tower

                        1000 North Broadway, 3rd Floor
                        St. Louis, Missouri  63178

                        with copies to:

                        Philip H. Newman
                        Goodwin, Procter & Hoar LLP
                        53 State Street, Exchange Place
                        Boston, MA  02109-2881



14 INDEMNIFICATION

         14.1 Each Acquiring Fund will indemnify and hold harmless, out of its assets but no other assets, the corresponding Acquired Fund and such Fund's Trustees (for purposes of this paragraph 14.1, the "Indemnified Parties") against any and all expenses, losses, claims, damages and liabilities at any time imposed upon or reasonably incurred by any one or more of the Indemnified Parties in connection with, arising out of, or resulting from any claim, action, suit or proceeding in which any one or more of the Indemnified Parties may be involved or with which any one or more of the Indemnified Parties may be threatened by reason of (i) any untrue statement or alleged untrue statement of a material fact, provided or made by Nations Fund or the Acquiring Fund, and relating to Nations Fund or the Acquiring Fund contained in the Registration Statement, or any amendment or supplement thereto, or arising out of, or based upon, the omission or alleged omission to state in the foregoing Registration Statement a material fact relating to Nations Fund or the Acquiring Fund, required to be stated therein or necessary to make the statements therein not misleading; (ii) a breach of any representation or warranty made in this Agreement by the Acquiring Fund; or (iii) any other circumstance not involving (a) negligence or willful misconduct in connection with the discharge of, or reckless disregard of, any duties or responsibilities of the Indemnified Party seeking indemnification hereunder; (b) a circumstance pursuant to which such Indemnified Party would have an obligation to provide an indemnification under Section 14.2; or (c) a breach of any of the representations or warranties of Pilot Funds made in this Agreement. The Acquiring Funds' obligation to indemnify an Indemnified Party pursuant to this Section 14.1 shall include any amounts paid by any one or more of the Indemnified Parties in a reasonable compromise or settlement of any such claim, action, suit or proceeding, or threatened claim, action, suit or proceeding made with the consent of the Acquiring Fund.

                  Each Acquiring Fund will not indemnify or hold harmless the Indemnified Parties, identified in this paragraph 14.1, for any expenses, losses, claims, damages and liabilities at any time imposed upon or reasonably incurred by any one or more of the Indemnified Parties in connection with, arising out of, or resulting from any claim, action, suit or proceeding in which any one or more of the Indemnified Parties may be involved or with which any one or more of the Indemnified Parties may be threatened by reason of any untrue statement or alleged untrue statement of a material fact relating to Pilot Funds or the Acquired Fund contained in the representations, warranties and covenants of this Agreement or arising out of or based upon the omission or alleged omission to state in the foregoing representations, warranties and covenants, a material fact relating to Pilot Funds or the Acquired Fund required to be stated therein or necessary to make the statements therein not misleading.

                  The Indemnified Parties will notify the Acquiring Fund in writing within ten days after the receipt by any one or more of the Indemnified Parties of any notice of legal process or any suit brought against or claim made against such Indemnified Party as to any matters covered by this paragraph
                  14.1. The Acquiring Fund shall be entitled to participate at its own expense in the defense of any claim, action, suit or proceeding covered by this paragraph 14.1, or, if it so elects, to assume at its expense by counsel satisfactory to the Indemnified Parties the defense of any such claim, action, suit or proceeding, and, if the Acquiring Fund elects to assume such defense, the Indemnified Parties shall be entitled to participate in the defense of any such claim, action, suit or proceeding at their own expense. The Acquiring Fund's obligation under this paragraph 14.1 to indemnify and hold harmless the Indemnified Parties shall constitute a guarantee of payment so that the Acquiring Fund will pay in the first instance any expenses, losses, claims, damages and liabilities required to be paid by it under this paragraph 14.1 without the necessity of the Indemnified Parties' first paying the same.

         14.2 Each Acquired Fund will indemnify and hold harmless, out of its assets but no other assets, the corresponding Acquiring Fund and such Fund's Trustees (for purposes of this paragraph 14.2, the "Indemnified

                  Parties") against any and all expenses, losses, claims, damages and liabilities at any time imposed upon or reasonably incurred by any one or more of the Indemnified Parties in connection with, arising out of, or resulting from any claim, action, suit or proceeding in which any one or more of the Indemnified Parties may be involved or with which any one or more of the Indemnified Parties may be threatened by reason of any untrue statement or alleged untrue statement of a material fact, provided or made by Pilot Funds or the Acquired Fund, and relating to Pilot Funds or the Acquired Fund, contained in the Registration Statement, or any amendment or supplement thereto, or arising out of or based upon the omission or alleged omission to state in the foregoing Registration Statement a material fact relating to Pilot Funds or the Acquired Fund, required to be stated therein or necessary to make the statements therein not misleading, including, any amounts paid by any one or more of the Indemnified Parties in a reasonable compromise or settlement of any such claim, action, suit or proceeding, or threatened claim, action, suit or proceeding made with the consent of the Acquired Fund.

                  Each Acquired Fund, however, will not indemnify or hold harmless the Indemnified Parties, identified in this paragraph 14.2, for any expenses, losses, claims, damages and liabilities at any time imposed upon or reasonably incurred by any one or more of the Indemnified Parties in connection with, arising out of, or resulting from any claim, action, suit or proceeding in which any one or more of the Indemnified Parties may be involved or with which any one or more of the Indemnified Parties may be threatened by reason of any untrue statement or alleged untrue statement of a material fact relating to Nations Fund or the Acquiring Fund contained in the representations, warranties and covenants of this Agreement or arising out of or based upon the omission or alleged omission to state in the foregoing representations, warranties and covenants, a material fact relating to Nations Fund or the Acquiring Fund required to be stated therein or necessary to make the statements relating to the Nations Fund or the Acquiring Fund therein not misleading.

                  The Indemnified Parties will notify the Acquired Fund in writing within ten days after the receipt by any one or more of the Indemnified Parties of any notice of legal process or any suit brought against or claim made against such Indemnified Parties as to any matters covered by this paragraph 14.2. The Acquired Fund shall be entitled to participate at its own expense in the defense of any claim, action, suit or proceeding covered by this paragraph 14.2, or, if it so elects, to assume at its expense by counsel satisfactory to the Indemnified Parties the defense of any such claim, action, suit or proceeding, and if the Acquired Fund elects to assume such defense, the Indemnified Parties shall be entitled to participate in the defense of any such claim, action, suit or proceeding at their own expense. The Acquired Fund's obligation under this paragraph 14.2 to indemnify and hold harmless the Indemnified Parties shall constitute a guarantee of payment so that the Acquired Fund will pay in the first instance any expenses, losses, claims, damages and liabilities required to be paid by it under this paragraph 14.2 without the necessity of the Indemnified Parties' first paying the same.


15. HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF LIABILITY

         15.1. The article and paragraph headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All references herein to Articles, paragraphs, subparagraphs or Exhibits shall be construed as referring to Articles, paragraphs or subparagraphs hereof or Exhibits hereto, respectively. Whenever the terms hereto, hereunder, herein or hereof are used in this Agreement, they shall be construed as referring to this entire Agreement, rather than to any individual Article, paragraph, subparagraph or sentence.

         15.2. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         15.3. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts.

         15.4. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

         15.5. It is expressly agreed that the obligations of Nations Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents, or employees of Nations Fund personally, but shall bind only the assets and the property of the respective Acquiring Fund of Nations Fund, as provided in its Declaration of Trust. The execution and delivery by such officers shall not be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the assets and the property of the respective Acquiring Fund of Nations Fund as provided in its Declaration of Trust.

         15.6. No Acquired Fund shall have any liability for the obligations of any other Acquired Fund hereunder and no Acquiring Fund shall have any liability for the obligation of any other Acquiring Fund hereunder.

         15.7. It is expressly agreed that the obligations of Pilot Funds hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents, or employees of Pilot Funds personally, but shall bind only the assets and the property of the respective Acquired Fund of Pilot Funds, as provided in its Agreement and Declaration of Trust. The execution and delivery by such officers shall not be deemed to have been made by any of them individually or to impose any liability on any of them individually or to impose any liability on any of them personally, but shall bind only the assets and the property of the respective Acquired Fund of Pilot Funds as provided in its Agreement and Declaration of Trust.

                 IN WITNESS WHEREOF, the of the parties hereto has caused this Agreement to be duly executed by its authorized officer, and attested by its Secretary.

                                             NATIONS FUND TRUST, for itself
                                             and on behalf of each Acquiring
                                             Fund
ATTEST:


    _____________________________               By: _________________________
        Richard H. Blank, Jr.                              A. Max Walker
              Secretary                           President and Chairman of the
                                                         Board of Trustees


                                               THE PILOT FUNDS, for itself and
                                               on behalf of each Acquired Fund
ATTEST:
    ____________________________                 By: ________________________
         George O. Martinez                                William J. Tomko
              Secretary                                        President

                                               Agreed to and Acknowledged as to
                                               Section 9.2 only:

                                               NATIONSBANC ADVISORS, INC.

                                                 By: _________________________
                                                          Mark H. Williamson
                                                             President

                                   SCHEDULE A


Acquired Fund                                                              Acquiring Fund

Pilot Short-Term Tax-Exempt                                                Nations Tax Exempt Fund
Diversified Fund                                                               Primary A Shares
    Pilot Shares                                                               Daily Shares
    Investor Shares                                                             Investor B Shares
    Administration Shares

Pilot Missouri Short-Term Tax-Exempt                                       Nations Tax Exempt Fund
Fund                                                                           Primary A Shares
    Pilot Shares                                                               Daily Shares
    Investor Shares                                                             Investor B Shares
    Administration Shares

Pilot Growth and Income Fund                                               Nations Value Fund
    Class A Shares                                                             Investor A Shares
    Class B Shares                                                             Investor N Shares
    Pilot Shares                                                               Primary A Shares

Pilot Growth Fund                                                          Nations Disciplined Equity Fund
    Class A Shares                                                             Investor A Shares
    Class B Shares                                                             Investor N Shares
    Pilot Shares                                                               Primary A Shares

Pilot Diversified Bond Income Fund                                         Nations Strategic Fixed Income
    Class A Shares                                                         Fund
    Class B Shares                                                             Investor A Shares
    Pilot Shares                                                               Investor N Shares
                                                                               Primary A Shares

Pilot Intermediate U.S. Government                                         Nations Short-Intermediate
Securities Fund                                                            Government Fund
    Class A Shares                                                             Investor A Shares
    Class B Shares                                                             Investor N Shares
    Pilot Shares                                                               Primary A Shares

Pilot Intermediate Municipal Bond Fund                                     Nations Intermediate Municipal
    Class A Shares                                                         Bond Fund
    Class B Shares                                                             Investor A Shares
    Pilot Shares                                                               Investor N Shares
                                                                               Primary A Shares

Pilot Municipal Bond Fund                                                  Nations Municipal Income Fund
    Class A Shares                                                             Investor A Shares
    Class B Shares                                                             Investor N Shares
    Pilot Shares                                                               Primary A Shares


                                   APPENDIX II

                        EXPENSE SUMMARIES OF PILOT FUNDS
                       AND THE CORRESPONDING NATIONS FUNDS

                 -----------------------------------------------


         The following tables (a) compare the fees and expenses as of November 30, 1996 for the respective Pilot Funds and their corresponding Nations Funds and (b) show the estimated fees and expenses for the corresponding Nations Funds on a pro forma basis after giving effect to the reorganization. The purpose of these tables is to assist shareholders in understanding the various costs and expenses that investors in these portfolios will bear as shareholders. The tables do not reflect any charges that may be imposed by institutions directly on their customer accounts in connection with investments in the portfolios. NBAI has committed to maintain current (after waiver) expense ratios for all Nations Fund share classes for a period of at least two years after the Closing, absent extraordinary circumstances or a reduction in fund assets that impacts fee levels.

                PILOT DIVERSIFIED BOND INCOME FUND-CLASS A SHARES

              NATIONS STRATEGIC FIXED INCOME FUND-INVESTOR A SHARES


                                                               PILOT DIVERSIFIED   NATIONS STRATEGIC
                                                                 BOND INCOME         FIXED INCOME
                                                                     FUND                FUND              PRO FORMA

SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases
         (as a percentage of offering price) ...............         4.00%               None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends...............................         None                None                None
     Deferred Sales Load ...................................         None                None                None
     Redemption Fees .......................................         None                None                None
     Exchange Fee ..........................................         None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees (after waivers or reimbursements) *....         0.40%               0.50%               0.50%
     12b-1 Fees.............................................         0.25%               0.20%               0.20%
     Other Expenses.........................................         0.25%               0.20%               0.18%
                                                                     ----                ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)**....................         0.90%               0.90%               0.88%
                                                                     ====                ====                ====


--------------------


         *     Management Fees (before waivers or reimbursements) would be:
               0.55%, 0.60% and 0.60% ,respectively.

         ** Total Fund Operating Expenses (before waivers or reimbursements) would be: 1.05%, 1.00% and 0.98%, respectively.

EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:



                                                           PILOT DIVERSIFIED     NATIONS STRATEGIC
                                                              BOND INCOME          FIXED INCOME
                                                                  FUND                 FUND              PRO FORMA
1 year ............................................             $  49               $   9               $   9
3 years ...........................................                68                  29                  28
5 years ...........................................                88                  50                  49
10 years ..........................................               147                 111                 108

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.

The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

                PILOT DIVERSIFIED BOND INCOME FUND-CLASS B SHARES

              NATIONS STRATEGIC FIXED INCOME FUND-INVESTOR N SHARES


                                                                    PILOT DIVERSIFIED   NATIONS STRATEGIC
                                                                       BOND INCOME         FIXED INCOME
                                                                          FUND                FUND              PRO FORMA
SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases ...............              None                None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends...............................              None                None                None
     Deferred Sales Load(as a percentage of redemption proceeds)*        4.00%                None                None
     Redemption Fees .......................................              None                None                None
     Exchange Fee ..........................................              None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees(after waivers or reimbursements)**.....             0.40%               0.50%               0.50%
     12b-1 Fees.............................................             1.00%               0.65%               0.65%
     Other Expenses  .......................................             0.25%               0.20%               0.18%
                                                                         ----                ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)***...................             1.65%               1.35%               1.33%
                                                                         ====                ====                ====


--------------------


         * Although Investor N Shares do not impose a contingent deferred sales charge, Pilot Shareholders will remain subject to the contingent deferred sales charge structure applicable to their Class B shares originally purchased.

       **      Management Fees (before waivers or reimbursements) would be:
               0.55%, 0.60% and 0.60%, respectively.

      *** Total Fund Operating Expenses (before waivers or reimbursements) would be: 1.80%, 1.45% and 1.43%, respectively.



EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:



                                                           PILOT DIVERSIFIED     NATIONS STRATEGIC
                                                              BOND INCOME          FIXED INCOME
                                                                  FUND                 FUND              PRO FORMA
1 year ............................................          $   57              $   14              $   14
3 years ...........................................              82                  43                  42
5 years ...........................................             110                  74                  73
10 years ..........................................             195                 162                 160

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.

The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

                 PILOT DIVERSIFIED BOND INCOME FUND-PILOT SHARES

              NATIONS STRATEGIC FIXED INCOME FUND-PRIMARY A SHARES


                                                               PILOT DIVERSIFIED   NATIONS STRATEGIC
                                                                 BOND INCOME         FIXED INCOME
                                                                     FUND                FUND              PRO FORMA

SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases ...............         None                None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends...............................         None                None                None
     Deferred Sales Load....................................         None                None                None
     Redemption Fees .......................................         None                None                None
     Exchange Fee ..........................................         None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees(after waivers or reimbursements)*......         0.40%               0.50%               0.50%
     Other Expenses  .......................................         0.25%               0.20%               0.18%
                                                                     ----                ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)**....................         0.65%               0.70%               0.68%
                                                                     ====                ====                ====


--------------------


         *     Management Fees (before waivers or reimbursements) would be:
               0.55%, 0.60% and 0.60%, respectively.

        ** Total Fund Operating Expenses (before waivers or reimbursements) would be: 0.80%, 0.80% and 0.78%, respectively.



EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:



                                                           PILOT DIVERSIFIED     NATIONS STRATEGIC
                                                              BOND INCOME          FIXED INCOME
                                                                  FUND                 FUND              PRO FORMA
1 year ............................................              $   7               $   7               $   7
3 years ...........................................                 21                  22                  22
5 years ...........................................                 36                  39                  38
10 years ..........................................                 81                  87                  85

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.


The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

                        PILOT GROWTH FUND-CLASS A SHARES

                NATIONS DISCIPLINED EQUITY FUND-INVESTOR A SHARES


                                                                                        NATIONS
                                                                 PILOT GROWTH         DISCIPLINED
                                                                     FUND             EQUITY FUND          PRO FORMA
SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases
         (as a percentage of offering price) ...............         4.50%               None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends ..............................         None                None                None
     Deferred Sales Load  ..................................         None                None                None
     Redemption Fees .......................................         None                None                None
     Exchange Fee ..........................................         None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees (after waivers or reimbursements) *....         0.75%               0.75%               0.75%
     12b-1 Fees.............................................         0.25%               0.25%               0.25%
     Other Expenses.........................................         0.25%               0.25%               0.22%
                                                                     ----                ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)**....................         1.25%               1.25%               1.22%
                                                                     ====                ====                ====


--------------------


         *     Management Fees (before waivers or reimbursements) would be:
               1.00% for Pilot Growth Fund.

        ** Total Fund Operating Expenses (before waivers or reimbursements) would be: 1.36% for Pilot Growth Fund.



EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:


                                                                                      NATIONS
                                                              PILOT GROWTH          DISCIPLINED
                                                                  FUND              EQUITY FUND          PRO FORMA
1 year ............................................             $   58              $   13              $   12
3 years ...........................................                 86                  40                  39
5 years ...........................................                116                  69                  67
10 years ..........................................                201                 151                 148

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.


The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

                        PILOT GROWTH FUND-CLASS B SHARES

                NATIONS DISCIPLINED EQUITY FUND-INVESTOR N SHARES


                                                                                            NATIONS
                                                                     PILOT GROWTH         DISCIPLINED
                                                                         FUND             EQUITY FUND          PRO FORMA

SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases ...............              None                None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends...............................              None                None                None
     Deferred Sales Load (as a percentage of redemption proceeds)*       4.50%                None                None
     Redemption Fees .......................................              None                None                None
     Exchange Fee ..........................................              None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees(after waivers or reimbursements)**.....             0.75%               0.75%               0.75%
     12b-1 Fees.............................................             1.00%               1.00%               1.00%
     Other Expenses  .......................................             0.25%               0.25%               0.22%
                                                                         ----                ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)***...................             2.00%               2.00%               1.97%
                                                                         ====                ====                ====


--------------------


         * Although Investor N Shares do not impose a contingent deferred sales charge, Pilot Shareholders will remain subject to the contingent deferred sales charge structure applicable to their Class B shares originally purchased.

        ** Management Fees (before waivers or reimbursements) would be 1.00% for Pilot Growth Fund.

       *** Total Fund Operating Expenses (before waivers or reimbursements) would be: 2.11% for Pilot Growth Fund.



EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:


                                                                                      NATIONS
                                                              PILOT GROWTH          DISCIPLINED
                                                                  FUND              EQUITY FUND          PRO FORMA
1 year ............................................              $   66              $   20              $   20
3 years ...........................................                 101                  63                  62
5 years ...........................................                 138                 108                 106
10 years ..........................................                 244                 233                 230

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.


The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

                         PILOT GROWTH FUND-PILOT SHARES

                NATIONS DISCIPLINED EQUITY FUND-PRIMARY A SHARES


                                                                                        NATIONS
                                                                 PILOT GROWTH         DISCIPLINED
                                                                     FUND             EQUITY FUND          PRO FORMA

SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases
         (as a percentage of offering price) ...............         None                None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends (as a
         percentage of offering price) .....................         None                None                None
     Deferred Sales Load (as a percentage of redemption proceeds)    None                None                None
     Redemption Fees .......................................         None                None                None
     Exchange Fee ..........................................         None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees*.......................................         0.75%               0.75%               0.75%
     12b-1 Fees.............................................         0.00%               0.00%               0.00%
     Other Expenses (after waivers or reimbursements) ......         0.25%               0.25%               0.22%
                                                                     ----                ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)**....................         1.00%               1.00%               0.97%
                                                                     ====                ====                ====


--------------------


         *     Management Fees (before waivers or reimbursements) would be:
               1.00% for Pilot Growth Fund.

        ** Total Fund Operating Expenses (before waivers or reimbursements) would be: 1.11% for Pilot Growth Fund.



EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:


                                                                                      NATIONS
                                                              PILOT GROWTH          DISCIPLINED
                                                                  FUND              EQUITY FUND          PRO FORMA
1 year ............................................              $   11              $   10              $   10
3 years ...........................................                  35                  32                  31
5 years ...........................................                  61                  55                  54
10 years ..........................................                 135                 122                 119

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.


The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

                   PILOT GROWTH AND INCOME FUND-CLASS A SHARES

                      NATIONS VALUE FUND-INVESTOR A SHARES



                                                               PILOT GROWTH AND      NATIONS VALUE
                                                                  INCOME FUND            FUND              PRO FORMA

SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases
         (as a percentage of offering price) ...............         4.50%               None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends  .............................         None                None                None
     Deferred Sales Load ...................................         None                None                None
     Redemption Fees .......................................         None                None                None
     Exchange Fee ..........................................         None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees(after waivers or reimbursements)*......         0.50%               0.75%               0.75%
     12b-1 Fees.............................................         0.25%               0.25%               0.25%
     Other Expenses  .......................................         0.18%               0.19%               0.17%
                                                                     ----                ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)**....................         0.93%               1.19%               1.17%
                                                                     ====                ====                ====


--------------------


         *     Management Fees (before waivers or reimbursements) would be:
               0.75% for Pilot Growth and Income Fund.

        ** Total Fund Operating Expenses (before waivers or reimbursements) would be: 1.18% for Pilot Growth and Income Fund.



EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:




                                                           PILOT GROWTH AND       NATIONS VALUE
                                                              INCOME FUND              FUND              PRO FORMA
1 year ............................................            $   54              $   12              $   12
3 years ...........................................                73                  38                  37
5 years ...........................................                94                  65                  64
10 years ..........................................               154                 144                 142


--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.


The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

                   PILOT GROWTH AND INCOME FUND-CLASS B SHARES

                      NATIONS VALUE FUND-INVESTOR N SHARES



                                                                   PILOT GROWTH AND      NATIONS VALUE
                                                                     INCOME FUND            FUND              PRO FORMA

SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases ...............              None                None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends...............................              None                None                None
     Deferred Sales Load (as a percentage of redemption proceeds)*       4.50%                None                None
     Redemption Fees .......................................              None                None                None
     Exchange Fee ..........................................              None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees(after waivers or reimbursements)**.....             0.50%               0.75%               0.75%
     12b-1 Fees.............................................             1.00%               0.75%               0.75%
     Other Expenses ........................................             0.18%               0.19%               0.17%
                                                                         -----               ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)***...................             1.68%               1.69%               1.67%
                                                                         ====                ====                ====


--------------------


         * Although Investor N Shares do not impose a contingent deferred sales charge, Pilot Shareholders will remain subject to the contingent deferred sales charge structure applicable to their Class B shares originally purchased.

        **     Management Fees (before waivers or reimbursements) would be:
               0.75% for Pilot Growth and Income Fund.

       *** Total Fund Operating Expenses (before waivers or reimbursements) would be: 1.93% for Pilot Growth and Income Fund.



EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:




                                                           PILOT GROWTH AND       NATIONS VALUE
                                                              INCOME FUND              FUND              PRO FORMA
1 year ............................................             $   62              $   17              $   17
3 years ...........................................                 88                  53                  53
5 years ...........................................                116                  92                  91
10 years ..........................................                199                 200                 198

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.


The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

                    PILOT GROWTH AND INCOME FUND-PILOT SHARES

                       NATIONS VALUE FUND-PRIMARY A SHARES



                                                                    PILOT GROWTH AND      NATIONS VALUE
                                                                       INCOME FUND            FUND             PRO FORMA

SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases ...............              None                None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends ..............................              None                None                None
     Deferred Sales Load ...................................              None                None                None
     Redemption Fees .......................................              None                None                None
     Exchange Fee ..........................................              None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees(after waivers or reimbursements)*......             0.50%               0.75%               0.75%
     Other Expenses  .......................................             0.18%               0.19%               0.17%
                                                                         ----                ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)**....................             0.68%               0.94%               0.92%
                                                                         ====                ====                ====


--------------------


         *     Management Fees (before waivers or reimbursements) would be:
               0.75% for Pilot Growth and Income Fund.

        ** Total Fund Operating Expenses (before waivers or reimbursements) would be: 0.93% for Pilot Growth and Income Fund.



EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:



                                                           PILOT GROWTH AND       NATIONS VALUE
                                                              INCOME FUND              FUND              PRO FORMA
1 year ............................................            $   7              $   10               $   9
3 years ...........................................               22                  30                  29
5 years ...........................................               38                  52                  51
10 years ..........................................               85                 115                 113

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.


The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

              PILOT INTERMEDIATE MUNICIPAL BOND FUND-CLASS A SHARES

           NATIONS INTERMEDIATE MUNICIPAL BOND FUND-INVESTOR A SHARES



                                                                     PILOT              NATIONS
                                                                 INTERMEDIATE        INTERMEDIATE
                                                                MUNICIPAL BOND      MUNICIPAL BOND
                                                                     FUND                FUND              PRO FORMA

SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases
         (as a percentage of offering price) ...............         4.00%               None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends...............................         None                None                None
     Deferred Sales Load ...................................         None                None                None
     Redemption Fees .......................................         None                None                None
     Exchange Fee ..........................................         None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees(after waivers or reimbursements)*......         0.40%               0.20%               0.30%
     12b-1 Fees.............................................         0.25%               0.20%               0.20%
     Other Expenses ........................................         0.22%               0.30%               0.20%
                                                                     ----                ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)**....................         0.87%               0.70%               0.70%
                                                                     ====                ====                ====


--------------------


         *     Management Fees (before waivers or reimbursements) would be:
               0.55%, 0.50% and 0.50%, respectively.

        ** Total Fund Operating Expenses (before waivers or reimbursements) would be: 1.02%, 1.00% and 0.90%, respectively.



EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:



                                                                 PILOT                NATIONS
                                                             INTERMEDIATE         INTERMEDIATE
                                                            MUNICIPAL BOND        MUNICIPAL BOND
                                                                  FUND                 FUND              PRO FORMA
1 year ............................................             $   49               $   7               $   7
3 years ...........................................                 67                  22                  22
5 years ...........................................                 86                  39                  39
10 years ..........................................                143                  87                  87

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.


The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.




              PILOT INTERMEDIATE MUNICIPAL BOND FUND-CLASS B SHARES

           NATIONS INTERMEDIATE MUNICIPAL BOND FUND-INVESTOR N SHARES



                                                                        PILOT              NATIONS
                                                                    INTERMEDIATE        INTERMEDIATE
                                                                   MUNICIPAL BOND      MUNICIPAL BOND
                                                                       FUND                 FUND              PRO FORMA
SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases  ..............              None                None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends ..............................              None                None                None
     Deferred Sales Load (as a percentage of redemption proceeds)*       4.00%                None                None
     Redemption Fees .......................................              None                None                None
     Exchange Fee ..........................................              None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees (after waivers or reimbursements)**....             0.40%               0.20%               0.30%
     12b-1 Fees.............................................             1.00%               0.50%               0.50%
     Other Expenses ........................................             0.22%               0.30%               0.20%
                                                                         ----                ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)***...................             1.62%               1.00%               1.00%
                                                                         ====                ====                ====


--------------------


         * Although Investor N Shares do not impose a contingent deferred sales charge, Pilot Shareholders will remain subject to the contingent deferred sales charge structure applicable to their Class B shares originally purchased.

        **     Management Fees (before waivers or reimbursements) would be:
               0.55%, 0.50% and 0.50%, respectively.

       *** Total Fund Operating Expenses (before waivers or reimbursements) would be: 1.77%, 1.30% and 1.20%, respectively.



EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:



                                                                 PILOT                NATIONS
                                                              INTERMEDIATE         INTERMEDIATE
                                                            MUNICIPAL BOND        MUNICIPAL BOND
                                                                  FUND                 FUND              PRO FORMA
1 year ............................................             $   56              $   10              $   10
3 years ...........................................                 81                  32                  32
5 years ...........................................                108                  55                  55
10 years ..........................................                192                 122                 122

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.


The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

               PILOT INTERMEDIATE MUNICIPAL BOND FUND-PILOT SHARES

            NATIONS INTERMEDIATE MUNICIPAL BOND FUND-PRIMARY A SHARES



                                                                     PILOT              NATIONS
                                                                 INTERMEDIATE        INTERMEDIATE
                                                                MUNICIPAL BOND      MUNICIPAL BOND
                                                                     FUND                FUND              PRO FORMA
SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases ...............         None                None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends ..............................         None                None                None
     Deferred Sales Load ...................................         None                None                None
     Redemption Fees .......................................         None                None                None
     Exchange Fee ..........................................         None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees(after waivers or reimbursements)*......        0.40%               0.20%               0.30%
     Other Expenses  .......................................        0.22%               0.30%               0.20%
                                                                    ----                ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)**....................        0.62%               0.50%               0.50%
                                                                    ====                ====                ====


--------------------


         *     Management Fees (before waivers or reimbursements) would be:
               0.55%, 0.50% and 0.50%, respectively.

        ** Total Fund Operating Expenses (before waivers or reimbursements) would be: 0.77%, 0.80% and 0.70%, respectively.



EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:



                                                                 PILOT                NATIONS
                                                              INTERMEDIATE         INTERMEDIATE
                                                            MUNICIPAL BOND        MUNICIPAL BOND
                                                                  FUND                 FUND              PRO FORMA
1 year ............................................             $   6               $   5               $   5
3 years ...........................................                20                  16                  16
5 years ...........................................                35                  28                  28
10 years ..........................................                77                  63                  63

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.


The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

        PILOT INTERMEDIATE U.S. GOVERNMENT SECURITIES FUND-CLASS A SHARES

          NATIONS SHORT-INTERMEDIATE GOVERNMENT FUND-INVESTOR A SHARES



                                                                     PILOT          NATIONS SHORT-
                                                               INTERMEDIATE U.S.     INTERMEDIATE
                                                                  GOVERNMENT          GOVERNMENT
                                                                SECURITIES FUND          FUND              PRO FORMA
SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases
         (as a percentage of offering price) ...............         4.00%               None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends ..............................         None                None                None
     Deferred Sales Load ...................................         None                None                None
     Redemption Fees .......................................         None                None                None
     Exchange Fee ..........................................         None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees(after waivers or reimbursements)*......         0.35%               0.40%               0.40%
     12b-1 Fees.............................................         0.25%               0.20%               0.20%
     Other Expenses ........................................         0.21%               0.22%               0.19%
                                                                     ----                ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)**....................         0.81%               0.82%               0.79%
                                                                     ====                ====                ====


--------------------


         *     Management Fees (before waivers or reimbursements) would be:
               0.55%, 0.60% and 0.60%, respectively.

        ** Total Fund Operating Expenses (before waivers or reimbursements) would be: 1.01%, 1.02% and 0.99%, respectively.

EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:



                                                                 PILOT            NATIONS SHORT-
                                                           INTERMEDIATE U.S.       INTERMEDIATE
                                                               GOVERNMENT           GOVERNMENT
                                                            SECURITIES FUND            FUND              PRO FORMA
1 year ............................................           $   48               $   8               $   8
3 years ...........................................               65                  26                  25
5 years ...........................................               83                  46                  44
10 years ..........................................              136                 101                  98

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.


The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

        PILOT INTERMEDIATE U.S. GOVERNMENT SECURITIES FUND-CLASS B SHARES

          NATIONS SHORT-INTERMEDIATE GOVERNMENT FUND-INVESTOR N SHARES



                                                                        PILOT           NATIONS SHORT-
                                                                    INTERMEDIATE U.S.    INTERMEDIATE
                                                                      GOVERNMENT          GOVERNMENT
                                                                   SECURITIES FUND           FUND              PRO FORMA
SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases  ..............              None                None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends ..............................              None                None                None
     Deferred Sales Load (as a percentage of redemption proceeds)*       4.00%                None                None
     Redemption Fees .......................................              None                None                None
     Exchange Fee ..........................................              None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees(after waivers or reimbursements)**.....             0.35%               0.40%               0.40%
     12b-1 Fees.............................................             1.00%               0.60%               0.60%
     Other Expenses  .......................................             0.21%               0.22%               0.19%
                                                                         ----                ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)***...................             1.56%               1.22%               1.19%
                                                                         ====                ====                ====


--------------------


         * Although Investor N Shares do not impose a contingent deferred sales charge, Pilot Shareholders will remain subject to the contingent deferred sales charge structure applicable to their Class B shares originally purchased.

         *     Management Fees (before waivers or reimbursements) would be:
               0.55%, 0.60% and 0.60%, respectively.

        ** Total Fund Operating Expenses (before waivers or reimbursements) would be: 1.76%, 1.42% and 1.39%, respectively.

EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:



                                                                 PILOT            NATIONS SHORT-
                                                           INTERMEDIATE U.S.       INTERMEDIATE
                                                               GOVERNMENT           GOVERNMENT
                                                            SECURITIES FUND            FUND              PRO FORMA
1 year ............................................            $   56              $   12              $   12
3 years ...........................................                79                  39                  38
5 years ...........................................               105                  67                  65
10 years ..........................................               186                 148                 144

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.


The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

         PILOT INTERMEDIATE U.S. GOVERNMENT SECURITIES FUND-PILOT SHARES

           NATIONS SHORT-INTERMEDIATE GOVERNMENT FUND-PRIMARY A SHARES



                                                                     PILOT          NATIONS SHORT-
                                                               INTERMEDIATE U.S.     INTERMEDIATE
                                                                  GOVERNMENT          GOVERNMENT
                                                                SECURITIES FUND          FUND              PRO FORMA

SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases ...............        None                None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends ..............................        None                None                None
     Deferred Sales Load  ..................................        None                None                None
     Redemption Fees .......................................        None                None                None
     Exchange Fee ..........................................        None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees(after waivers or reimbursements) *.....       0.35%               0.40%               0.40%
     Other Expenses ........................................       0.21%               0.22%               0.19%
                                                                   ----                ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)**....................       0.56%               0.62%               0.59%
                                                                   ====                ====                ====


--------------------


         *     Management Fees (before waivers or reimbursements) would be:
               0.55%, 0.60% and 0.60%, respectively.

        ** Total Fund Operating Expenses (before waivers or reimbursements) would be: 0.76%, 0.82% and 0.79%, respectively.

EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:



                                                                 PILOT            NATIONS SHORT-
                                                           INTERMEDIATE U.S.       INTERMEDIATE
                                                               GOVERNMENT           GOVERNMENT
                                                            SECURITIES FUND            FUND              PRO FORMA
1 year ............................................            $   6               $   6               $   6
3 years ...........................................               18                  20                  19
5 years ...........................................               31                  35                  33
10 years ..........................................               70                  77                  74

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.


The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

            PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND-INVESTOR SHARES

                      NATIONS TAX-EXEMPT FUND-DAILY SHARES




                                                                PILOT MISSOURI
                                                                SHORT-TERM TAX-      NATIONS TAX-
                                                                  EXEMPT FUND         EXEMPT FUND          PRO FORMA

SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases  ..............       None                None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends ..............................       None                None                None
     Deferred Sales Load....................................       None                None                None
     Redemption Fees .......................................       None                None                None
     Exchange Fee ..........................................       None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees(after waivers or reimbursements)*......      0.20%               0.15%               0.16%
     12b-1 Fees.............................................      0.50%               0.50%               0.50%
     Other Expenses  .......................................      0.20%               0.15%               0.14%
                                                                  ----                ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)**....................      0.90%               0.80%               0.80%
                                                                  ====                ====                ====


--------------------


         *     Management Fees (before waivers or reimbursements) would be:
               0.40% and 0.40% for Nations Tax-Exempt Fund and Pro Forma, respectively.

       ** Total Fund Operating Expenses (before waivers or reimbursements) would be: 1.05% and 1.04% for Nations Tax-Exempt Fund and Pro Forma, respectively.



EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:




                                                             PILOT MISSOURI
                                                            SHORT-TERM TAX-        NATIONS TAX-
                                                              EXEMPT FUND           EXEMPT FUND          PRO FORMA
1 year ............................................             $   9               $   8               $   8
3 years ...........................................                29                  26                  26
5 years ...........................................                50                  44                  44
10 years ..........................................               111                  99                  99

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.


The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

         PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND-ADMINISTRATION SHARES

                    NATIONS TAX-EXEMPT FUND-INVESTOR B SHARES




                                                                PILOT MISSOURI
                                                                SHORT-TERM TAX-      NATIONS TAX-
                                                                  EXEMPT FUND         EXEMPT FUND          PRO FORMA

SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases ...............         None                None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends ..............................         None                None                None
     Deferred Sales Load ...................................         None                None                None
     Redemption Fees .......................................         None                None                None
     Exchange Fee ..........................................         None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees(after waivers or reimbursements) *.....        0.20%               0.15%               0.16%
     12b-1 Fees.............................................        0.25%               0.20%               0.20%
     Other Expenses ........................................        0.20%               0.15%               0.14%
                                                                    ----                ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)**....................        0.65%               0.50%               0.50%
                                                                    ====                ====                ====


--------------------


         *     Management Fees (before waivers or reimbursements) would be:
               0.40% and 0.40% for Nations Tax-Exempt Fund and Pro Forma, respectively.

        ** Total Fund Operating Expenses (before waivers or reimbursements) would be: 0.75% and 0.74% for Nations Tax-Exempt Fund and Pro Forma, respectively.



EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:




                                                             PILOT MISSOURI
                                                            SHORT-TERM TAX-        NATIONS TAX-
                                                              EXEMPT FUND           EXEMPT FUND          PRO FORMA
1 year ............................................              $   7               $   5               $   5
3 years ...........................................                 21                  16                  16
5 years ...........................................                 36                  28                  28
10 years ..........................................                 81                  63                  63

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.


The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

             PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND-PILOT SHARES

                    NATIONS TAX-EXEMPT FUND-PRIMARY A SHARES




                                                                PILOT MISSOURI
                                                                SHORT-TERM TAX-      NATIONS TAX-
                                                                  EXEMPT FUND         EXEMPT FUND          PRO FORMA

SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases ...............          None                None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends ..............................          None                None                None
     Deferred Sales Load ...................................          None                None                None
     Redemption Fees .......................................          None                None                None
     Exchange Fee ..........................................          None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees(after waivers or reimbursements) *.....         0.20%               0.15%               0.16%
     12b-1 Fees.............................................         0.00%               0.00%               0.00%
     Other Expenses ........................................         0.20%               0.15%               0.14%
                                                                     ----                ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)**....................         0.40%               0.30%               0.30%
                                                                     ====                ====                ====


--------------------


         *     Management Fees (before waivers or reimbursements) would be:
               0.40% and 0.40% for Nations Tax-Exempt Fund and Pro Forma, respectively.

        ** Total Fund Operating Expenses (before waivers or reimbursements) would be: 0.55% and 0.54% for Nations Tax-Exempt Fund and Pro Forma, respectively.



EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:




                                                             PILOT MISSOURI
                                                            SHORT-TERM TAX-        NATIONS TAX-
                                                              EXEMPT FUND           EXEMPT FUND          PRO FORMA
1 year ............................................               $   4               $   3               $   3
3 years ...........................................                  13                  10                  10
5 years ...........................................                  22                  17                  17
10 years ..........................................                  51                  38                  38

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.


The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

                    PILOT MUNICIPAL BOND FUND-CLASS A SHARES

                 NATIONS MUNICIPAL INCOME FUND-INVESTOR A SHARES




                                                                                        NATIONS
                                                                PILOT MUNICIPAL        MUNICIPAL
                                                                   BOND FUND          INCOME FUND          PRO FORMA

SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases
         (as a percentage of offering price) ...............         4.50%               None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends ..............................         None                None                None
     Deferred Sales Load  ..................................         None                None                None
     Redemption Fees .......................................         None                None                None
     Exchange Fee ..........................................         None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees(after waivers or reimbursements)*......         0.45%               0.30%               0.40%
     12b-1 Fees.............................................         0.25%               0.20%               0.20%
     Other Expenses  .......................................         0.22%               0.30%               0.20%
                                                                     ----                ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)**....................         0.92%               0.80%               0.80%
                                                                     ====                ====                ====


--------------------


         *     Management Fees (before waivers or reimbursements) would be:
               0.55%, 0.60% and 0.60%, respectively.

        ** Total Fund Operating Expenses (before waivers or reimbursements) would be: 1.02%, 1.10% and 1.00%, respectively.

EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:





                                                                                      NATIONS
                                                            PILOT MUNICIPAL          MUNICIPAL
                                                               BOND FUND            INCOME FUND          PRO FORMA
1 year ............................................              $   54               $   8               $   8
3 years ...........................................                  73                  26                  26
5 years ...........................................                  94                  44                  44
10 years ..........................................                 153                  99                  99

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.


The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

                    PILOT MUNICIPAL BOND FUND-CLASS B SHARES

                 NATIONS MUNICIPAL INCOME FUND-INVESTOR N SHARES




                                                                                        NATIONS
                                                                PILOT MUNICIPAL        MUNICIPAL
                                                                   BOND FUND          INCOME FUND          PRO FORMA

SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases ...............          None                None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends...............................          None                None                None
     Deferred Sales Load (as a percentage of redemption proceeds)*   4.50%                None                None
     Redemption Fees .......................................          None                None                None
     Exchange Fee ..........................................          None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees(after waivers or reimbursements)**              0.45%               0.30%               0.40%
     12b-1 Fees.............................................         1.00%               0.75%               0.75%
     Other Expenses  .......................................         0.22%               0.30%               0.20%
                                                                     ----                ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)***                            1.67%               1.35%               1.35%
                                                                     ====                ====                ====


--------------------


         * Although Investor N Shares do not impose a contingent deferred sales charge, Pilot Shareholders will remain subject to the contingent deferred sales charge structure applicable to their Class B shares originally purchased.

        **     Management Fees (before waivers or reimbursements) would be:
               0.55%, 0.60% and 0.60%, respectively.

       *** Total Fund Operating Expenses (before waivers or reimbursements) would be: 1.77%, 1.65% and 1.55%, respectively.

EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:





                                                                                      NATIONS
                                                            PILOT MUNICIPAL          MUNICIPAL
                                                               BOND FUND            INCOME FUND          PRO FORMA
1 year ............................................              $   62              $   14              $   14
3 years ...........................................                  88                  43                  43
5 years ...........................................                 116                  74                  74
10 years ..........................................                 198                 162                 162

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.


The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

                     PILOT MUNICIPAL BOND FUND-PILOT SHARES

                 NATIONS MUNICIPAL INCOME FUND-PRIMARY A SHARES




                                                                                        NATIONS
                                                                PILOT MUNICIPAL        MUNICIPAL
                                                                   BOND FUND          INCOME FUND          PRO FORMA

SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases ...............        None                None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends ..............................        None                None                None
     Deferred Sales Load ...................................        None                None                None
     Redemption Fees .......................................        None                None                None
     Exchange Fee ..........................................        None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees(after waivers or reimbursements) *.....       0.45%               0.30%               0.40%
     Other Expenses ........................................       0.22%               0.30%               0.20%
                                                                   ----                ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)**....................       0.67%               0.60%               0.60%
                                                                   ====                ====                ====


--------------------


         *     Management Fees (before waivers or reimbursements) would be:
               0.55%, 0.60% and 0.60%, respectively.

        ** Total Fund Operating Expenses (before waivers or reimbursements) would be: 0.77%, 0.90% and 0.80%, respectively.

EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:





                                                                                      NATIONS
                                                            PILOT MUNICIPAL          MUNICIPAL
                                                               BOND FUND            INCOME FUND          PRO FORMA
1 year ............................................              $   7               $   6               $   6
3 years ...........................................                 21                  19                  19
5 years ...........................................                 37                  33                  33
10 years ..........................................                 83                  75                  75

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.

The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

          PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND-INVESTOR SHARES

                      NATIONS TAX-EXEMPT FUND-DAILY SHARES




                                                               PILOT SHORT-TERM
                                                                  TAX-EXEMPT         NATIONS TAX-
                                                               DIVERSIFIED FUND       EXEMPT FUND          PRO FORMA

SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases ...............         None                None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends ..............................         None                None                None
     Deferred Sales Load ...................................         None                None                None
     Redemption Fees .......................................         None                None                None
     Exchange Fee ..........................................         None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees (after waivers or reimbursements)*.....        0.20%               0.15%               0.16%
     12b-1 Fees.............................................        0.50%               0.50%               0.50%
     Other Expenses ........................................        0.18%               0.15%               0.14%
                                                                    ----                ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)**....................        0.88%               0.80%               0.80%
                                                                    ====                ====                ====


--------------------


         *     Management Fees (before waivers or reimbursements) would be:
               0.40% and 0.40% for Nations Tax-Exempt Fund and Pro Forma, respectively.

        ** Total Fund Operating Expenses (before waivers or reimbursements) would be: 1.05% and 1.04% for Nations Tax-Exempt Fund and Pro Forma, respectively.

EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:





                                                            PILOT SHORT-TERM
                                                              TAX-EXEMPT           NATIONS TAX-
                                                            DIVERSIFIED FUND        EXEMPT FUND          PRO FORMA
1 year ............................................              $   9               $   8               $   8
3 years ...........................................                 28                  26                  26
5 years ...........................................                 49                  44                  44
10 years ..........................................                108                  99                  99

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.

The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

       PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND-ADMINISTRATION SHARES

                    NATIONS TAX-EXEMPT FUND-INVESTOR B SHARES




                                                               PILOT SHORT-TERM
                                                                  TAX-EXEMPT         NATIONS TAX-
                                                               DIVERSIFIED FUND       EXEMPT FUND          PRO FORMA

SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases  ..............         None                None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends  .............................         None                None                None
     Deferred Sales Load ...................................         None                None                None
     Redemption Fees .......................................         None                None                None
     Exchange Fee ..........................................         None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees(after waivers or reimbursements)*......        0.20%               0.15%               0.16%
     12b-1 Fees.............................................        0.25%               0.20%               0.20%
     Other Expenses  .......................................        0.18%               0.15%               0.14%
                                                                    ----                ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)**....................        0.63%               0.50%               0.50%
                                                                    ====                ====                ====


--------------------


         *     Management Fees (before waivers or reimbursements) would be:
               0.40% and 0.40% for Nations Tax-Exempt Fund and Pro Forma, respectively.

        ** Total Fund Operating Expenses (before waivers or reimbursements) would be: 0.75% and 0.74% for Nations Tax-Exempt Fund and Pro Forma, respectively.

EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:





                                                            PILOT SHORT-TERM
                                                               TAX-EXEMPT          NATIONS TAX-
                                                            DIVERSIFIED FUND        EXEMPT FUND          PRO FORMA
1 year ............................................               $   6               $   5               $   5
3 years ...........................................                  20                  16                  16
5 years ...........................................                  35                  28                  28
10 years ..........................................                  79                  63                  63

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.


The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

            PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND-PILOT SHARES

                    NATIONS TAX-EXEMPT FUND-PRIMARY A SHARES




                                                               PILOT SHORT-TERM
                                                                  TAX-EXEMPT         NATIONS TAX-
                                                               DIVERSIFIED FUND       EXEMPT FUND          PRO FORMA

SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases ...............        None                None                None
     Maximum Sales Load Imposed on
         Reinvested Dividends  .............................        None                None                None
     Deferred Sales Load  ..................................        None                None                None
     Redemption Fees .......................................        None                None                None
     Exchange Fee ..........................................        None                None                None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees(after waivers or reimbursements)*......       0.20%               0.15%               0.16%
     Other Expenses  .......................................       0.18%               0.15%               0.14%
                                                                   ----                ----                ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)**....................       0.38%               0.30%               0.30%
                                                                   ====                ====                ====


--------------------


         *     Management Fees (before waivers or reimbursements) would be:
               0.40% and 0.40% for Nations Tax-Exempt Fund and Pro Forma, respectively.

        ** Total Fund Operating Expenses (before waivers or reimbursements) would be: 0.55% and 0.54% for Nations Tax-Exempt Fund and Pro Forma, respectively.

EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:





                                                            PILOT SHORT-TERM
                                                              TAX-EXEMPT           NATIONS TAX-
                                                            DIVERSIFIED FUND        EXEMPT FUND          PRO FORMA
1 year ............................................              $   4               $   3               $   3
3 years ...........................................                 12                  10                  10
5 years ...........................................                 21                  17                  17
10 years ..........................................                 48                  38                  38

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.


THE PURPOSE OF THE FOREGOING TABLES IS TO ASSIST AN INVESTOR IN UNDERSTANDING THE VARIOUS COSTS AND EXPENSES THAT AN INVESTOR IN THE FUND WILL BEAR DIRECTLY
                                 OR INDIRECTLY.

             PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND-PILOT SHARES
            PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND-PILOT SHARES

                    NATIONS TAX-EXEMPT FUND-PRIMARY A SHARES



                                                                PILOT MISSOURI     PILOT SHORT-TERM
                                                                SHORT-TERM TAX-       TAX-EXEMPT         NATIONS TAX-
                                                                  EXEMPT FUND      DIVERSIFIED FUND       EXEMPT FUND   PRO FORMA

SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases ...............        None                None                None         None
     Maximum Sales Load Imposed on
         Reinvested Dividends...............................        None                None                None         None
     Deferred Sales Load ...................................        None                None                None         None
     Redemption Fees .......................................        None                None                None         None
     Exchange Fee ..........................................        None                None                None         None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees(after waivers or reimbursements)*......       0.20%                0.20%               0.15%        0.16%
     Other Expenses  .......................................       0.20%                0.18%               0.15%        0.14%
                                                                   ----                 ----                ----         ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)**....................       0.40%                0.38%               0.30%        0.30%
                                                                   ====                 ====                ====         ====


--------------------


         *     Management Fees (before waivers or reimbursements) would be:
               0.40% and 0.40% for Nations Tax-Exempt Fund and Pro Forma, respectively.

        ** Total Fund Operating Expenses (before waivers or reimbursements) would be: 0.55% and 0.54% for Nations Tax-Exempt Fund and Pro Forma, respectively.

EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:





                                                             PILOT MISSOURI        PILOT SHORT-TERM
                                                            SHORT-TERM TAX-          TAX-EXEMPT           NATIONS TAX-
                                                              EXEMPT FUND          DIVERSIFIED FUND       EXEMPT FUND    PRO FORMA
1 year ............................................              $   4                  $   4               $   3         $   3
3 years ...........................................                 13                     12                  10            10
5 years ...........................................                 22                     21                  17            17
10 years ..........................................                 51                     48                  38            38

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.


THE PURPOSE OF THE FOREGOING TABLES IS TO ASSIST AN INVESTOR IN UNDERSTANDING THE VARIOUS COSTS AND EXPENSES THAT AN INVESTOR IN THE FUND WILL BEAR DIRECTLY OR INDIRECTLY.




            PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND-INVESTOR SHARES PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND-INVESTOR SHARES

                      NATIONS TAX-EXEMPT FUND-DAILY SHARES



                                                                PILOT MISSOURI     PILOT SHORT-TERM
                                                                SHORT-TERM TAX-       TAX-EXEMPT         NATIONS TAX-
                                                                  EXEMPT FUND      DIVERSIFIED FUND       EXEMPT FUND
                                                                                                                          PRO FORMA

SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases ...............        None                None                None            None
     Maximum Sales Load Imposed on
         Reinvested Dividends...............................        None                None                None            None
     Deferred Sales Load ...................................        None                None                None            None
     Redemption Fees .......................................        None                None                None            None
     Exchange Fee ..........................................        None                None                None            None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees (after waivers or reimbursements) *....       0.20%                0.20%               0.15%           0.16%
     12b-1 Fees.............................................       0.50%                0.50%               0.50%           0.50%
     Other Expenses.........................................       0.20%                0.18%               0.15%           0.14%
                                                                   ----                 ----                ----            ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)**....................       0.90%                0.88%               0.80%           0.80%
                                                                   ====                 ====                ====            ====


--------------------


         *     Management Fees (before waivers or reimbursements) would be:
               0.40% and 0.40% for Nations Tax-Exempt Fund and Pro Forma, respectively.

        ** Total Fund Operating Expenses (before waivers or reimbursements) would be: 1.05% and 1.04% for Nations Tax-Exempt Fund and Pro Forma, respectively.

EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:

                                                             PILOT MISSOURI        PILOT SHORT-TERM
                                                            SHORT-TERM TAX-          TAX-EXEMPT           NATIONS TAX-
                                                              EXEMPT FUND          DIVERSIFIED FUND       EXEMPT FUND      PRO FORMA
1 year ............................................                $   9                  $   9               $   8          $   8
3 years ...........................................                   29                     28                  26             26
5 years ...........................................                   50                     49                  44             44
10 years ..........................................                  111                    108                  99             99

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.


The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

         PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND-ADMINISTRATION SHARES PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND-ADMINISTRATION SHARES

                    NATIONS TAX-EXEMPT FUND-INVESTOR B SHARES




                                                                PILOT MISSOURI     PILOT SHORT-TERM
                                                                SHORT-TERM TAX-       TAX-EXEMPT         NATIONS TAX-
                                                                  EXEMPT FUND      DIVERSIFIED FUND       EXEMPT FUND     PRO FORMA

SHAREHOLDER TRANSACTION EXPENSES:
     Maximum Sales Load Imposed on Purchases ...............         None                None                None           None
     Maximum Sales Load Imposed on
         Reinvested Dividends...............................         None                None                None           None
     Deferred Sales Load  ..................................         None                None                None           None
     Redemption Fees .......................................         None                None                None           None
     Exchange Fee ..........................................         None                None                None           None

ANNUAL FUND OPERATING EXPENSES:
     (as a percentage of average net assets)
     Management Fees(after waivers or reimbursements)*......        0.20%                0.20%               0.15%          0.16%
     12b-1 Fees.............................................        0.25%                0.25%               0.20%          0.20%
     Other Expenses  .......................................        0.20%                0.18%               0.15%          0.14%
                                                                    ----                 ----                ----           ----

         TOTAL FUND OPERATING EXPENSES:
     (after waivers or reimbursements)**....................        0.65%                0.63%               0.50%          0.50%
                                                                    ====                 ====                ====           ====


--------------------


         *     Management Fees (before waivers or reimbursements) would be:
               0.20%, 0.40% and 0.40% for Pilot Short-Term Tax Exempt Diversified Fund, Nations Tax-Exempt Fund and Pro Forma, respectively.

        **    Total Fund Operating Expenses (before waivers or reimbursements)
               would be: 0.75% and 0.74% for Nations Tax-Exempt Fund and Pro Forma, respectively.

EXAMPLE:*

         You would pay the following expenses on a $1,000 investment, assuming
(1) 5% gross annual return and (2) redemption at the end of each time period:


                                                             PILOT MISSOURI        PILOT SHORT-TERM
                                                            SHORT-TERM TAX-          TAX-EXEMPT           NATIONS TAX-
                                                              EXEMPT FUND          DIVERSIFIED FUND       EXEMPT FUND    PRO FORMA
1 year ............................................              $   7                  $   5               $   5           $ 5
3 years ...........................................                 21                     16                  16            16
5 years ...........................................                 36                     28                  28            28
10 years ..........................................                 81                     63                  63            63

--------------------

* THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES WHICH MAY BE MORE OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURN; ACTUAL RETURN MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.


The purpose of the foregoing tables is to assist an investor in understanding the various costs and expenses that an investor in the fund will bear directly or indirectly.

                                  APPENDIX III



 INVESTMENT OBJECTIVES, LIMITATIONS AND CERTAIN SIGNIFICANT INVESTMENT POLICIES
         OF THE EXISTING NATIONS FUNDS AND THE CORRESPONDING PILOT FUNDS

                 -----------------------------------------------

                  This Appendix sets forth the investment objectives, fundamental and certain nonfundamental limitations and significant investment policies of the eight Pilot Funds that will be reorganized into the seven Nations Funds, as well as the investment objectives and significant investment policies of these Existing Nations Funds. The following is qualified in its entirety by the more detailed information included in the prospectuses and statements of additional information for the Nations Funds and the corresponding Pilot Funds which are incorporated by reference in this Combined Proxy Statement/Prospectus.


                     I. PILOT DIVERSIFIED BOND INCOME FUND/
                       NATIONS STRATEGIC FIXED INCOME FUND

A.  Investment Objectives.

                  1. Pilot Diversified Bond Income Fund: to seek current income consistent with preservation of capital by investing primarily in debt securities. The Fund seeks total return as a secondary objective.

                  2. Nations Strategic Fixed Income Fund: to seek total return by investing in investment grade fixed income securities.

         Comment:

                  Both Funds invest at least 65% of their assets in fixed income (i.e. "bond") securities which typically include bonds, notes, debentures, asset-backed and mortgage-backed securities of governmental issuers or of private issuers, U.S. Government obligations, and dollar-denominated debt obligations of foreign issuers, including foreign corporations and foreign governments, among others. The Funds may also invest in "high quality" money market instruments which may include cash and cash equivalents, and repurchase agreements. The average dollar-weighted maturity of the Pilot funds' portfolio will be between five and fifteen years and the Nations fund's average dollar-weighted maturity will be 10 years or less, and will, under no circumstances, exceed 15 years.

                  While most obligations acquired by the Funds will be issued by companies or governmental entities located within the United States, Nations Strategic Fixed Income Fund may invest

                                     III-1
up to 25% of its assets in foreign securities. Pilot Diversified Bond Income Fund does not intend to invest more than 5% of its total assets in foreign securities.

                  The Nations Strategic Fixed Income Fund will only invest in investment grade debt obligations, which are obligations that have been rated in one of the top four investment categories by at least one of the Nationally Recognized Statistical Rating Organizations ("NRSRO") or, if not rated, determined by the Adviser to be of comparable quality. The Pilot Diversified Bond Income Fund will only purchase those debt securities rated in the top three categories by at least one NRSRO, or if not rated, determined by Adviser to be of comparable quality. Obligations that may be purchase by the Nations Strategic Fixed Income Fund that are rated in the lowest of the top four investment grade rating categories (rated "BBB" by at least one NRSRO) have speculative characteristics and are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade debt obligations. Subsequent to its purchase by the Fund, a debt obligation may cease to be rated or its rating may be reduced below the minimum rating required for purchase by the Fund. The Adviser will consider such an event in determining whether to continue to hold such obligation.


              II. PILOT GROWTH FUND/NATIONS DISCIPLINED EQUITY FUND

A.  Investment Objectives.

                  1. Pilot Growth Fund: to provide long-term capital growth by investing primarily in equity securities.

                  2. Nations Disciplined Equity Fund: to seek growth of capital by investing in companies that are expected to produce significant increases in earnings per share.

         Comment:

                  Under normal market conditions, both Funds invest at least 65% of their assets in common stocks of companies the Adviser believes are likely to experience significant increases in earnings. The goal of both Funds is long-term capital appreciation, and therefore any dividend income either Fund receives is incidental. The objectives are met with a focus on identifying companies with positive historical earnings trends and superior sustainable growth. Such companies, when experiencing superior returns, have the potential to generate significant increases in per share earnings and subsequently, in the stock price.

                  The Funds may also invest in debt obligations rated investment grade by at least one NRSRO, or if unrated, are determined to be of comparable quality. Pilot Growth Fund may invest 5% of its total assets in foreign securities, while Nations Disciplined Equity Fund may invest up to 20% of its total assets in foreign securities. Further, Pilot Growth Fund reserves the right to invest up to 100% of its assets in cash, cash equivalents and debt obligations when the Adviser deems it necessary during periods of unusual market activity. Similarly, Nations


                                     III-2

Disciplined Equity Fund will invest in repurchase agreements and money market instruments when market conditions warrant such investments.


              III. PILOT GROWTH AND INCOME FUND/NATIONS VALUE FUND

A.  Investment Objectives.

                  1. Pilot Growth and Income Fund: to seek capital appreciation and current income by investing primarily in common stocks of U.S. companies.

                  2. Nations Value Fund: to seek growth of capital by investing in companies that are believed to be undervalued.

         Comment:

                   Both of Funds invest primarily in equity securities which are typically common stocks, preferred stocks and debt securities that are convertible into common stocks. Both Funds will invest, during normal market and economic conditions, at least 65% of their total assets in common stocks. In addition, while both Funds concentrate their investments in publicly traded common stocks of U.S. companies, they may also invest up to 20% of their total assets in the securities of foreign issuers.

                  Pilot Growth and Income Fund invests in stocks which demonstrate favorable prospects for capital growth and current dividend income based their current earnings potential, existing resources and assets, trading liquidity, marketing valuation and profitability.

                  Nations Value Fund invests in stocks selected from a universe of companies, each of which has a market a capitalization of $500 million or more and has an average trading volume of at least $3 million. These requirements indicate to the Adviser that the Fund has adequate return to support normal purchase and sale activities without affecting prevailing market prices of the issuer's shares. Further, the Fund attempts to select companies with strong total return potential and better opportunities for capital appreciation, by using indicators such as lower price-to-earnings ratios.

                  Both Funds may also invest in other types of securities to meet anticipated redemption requests, or as a temporary defensive measure if market conditions warrant. These other investments may include: cash or cash equivalents, debt obligations, money market instruments and repurchase agreements.


                   IV. PILOT INTERMEDIATE MUNICIPAL BOND FUND/
                    NATIONS INTERMEDIATE MUNICIPAL BOND FUND

A.  Investment Objectives.

                                     III-3

                  1. Pilot Intermediate Municipal Bond Fund: to seek current income free of federal income tax as is consistent with preservation of capital.

                  2. Nations Intermediate Municipal Bond Fund: to seek high current income exempt from Federal income tax as is consistent with moderate fluctuation of principal. The Fund invests in investment grade, intermediate-term municipal securities.

         Comment:

                  Both Funds seek to attain their objectives by investing primarily in debt obligations issued by or on behalf of states, territories and possessions of the United States, the District of Columbia and of their agencies, authorities, instrumentalities, and political subdivisions which are exempt from Federal income tax ("Municipal Obligations"). Each Fund, under normal market conditions, will invest at least 80% of its net assets in Municipal Obligations. The Funds are managed to seek capital appreciation and minimize loss due to interest rate movements, which fluctuate inversely in relation to the value of the Fund's portfolio. Both Funds invest in investment grade municipal obligations.

                  Both Funds, although they do not currently intend to do so on a regular basis, may invest more than 25% of its assets in Municipal Obligations, the interest on which comes solely from the revenue of similar projects. The Funds however, refrains from investing in projects as such due to the fact that a concentration of securities issued by issuers in the same state or in industrial development bonds, exposes the Funds to certain risks (including legal and economic risks).

                  Pilot Intermediate Municipal Bond Fund has a relatively short average dollar-weighted maturity; between three and ten years, though it is ordinarily less than seven years. Similarly, Nations Intermediate Municipal Bond Fund has an average dollar-weighted maturity of between three and ten years, with a duration between five and six years.

                  Each Fund also has the ability to invest up to 20% of its net assets in taxable obligations and private activity bonds. Taxable obligations may include repurchase agreements and cash equivalents. Each Fund may also hold uninvested cash reserves pending investment or during defensive periods.


             V. PILOT INTERMEDIATE U.S. GOVERNMENT SECURITIES FUND/
                   NATIONS SHORT-INTERMEDIATE GOVERNMENT FUND

A.  Investment Objectives.

                  1. Pilot Intermediate U.S. Government Securities Fund: to seek total return and preservation of capital by investing primarily in U.S. Government securities and repurchase agreements collateralized by such securities.

                                     III-4

                  2. Nations Short-Intermediate Government Fund: to seek high current income consistent with modest fluctuation of principal. The Fund invests primarily in securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

         Comment:

                  These two Funds invest substantially all of their assets in U.S. Government Obligations, which may consist of a variety of U.S. Government securities, including U.S. Treasury bonds, notes and bills, and obligations of many U.S. Government agencies and instrumentalities. U.S. Government Obligations have historically had a low risk of loss of principal if held to maturity. The Pilot Intermediate U.S. Government Securities Fund invests at least 65% of its total assets in U.S. Government Obligations and repurchase agreements collateralized by such securities; and also may invest up to 35% of its total assets in debt securities of U.S. and foreign corporate and foreign government issuers, ADRs, EDRs, zero coupon bonds and cash equivalents. Both Funds may also invest in debt securities of foreign corporate and governmental issuers, as well as "high quality" money market instruments which may include cash and cash equivalents, and repurchase agreements.

                  Further, both Funds may invest in futures contracts and options. Nations Short-Intermediate Government Fund may also invest in asset-backed and mortgage-backed securities of governmental issuers or of private issuers, including mortgage pass-through certificates and collateralized mortgage obligations, real estate investment trust securities or mortgage-backed bonds.

                  Pilot Intermediate U.S. Government Securities Fund has an average dollar-weighted maturity of between three and ten years, though usually less than seven years. However, Nations Short-Intermediate Government Fund has a shorter average dollar-weighted maturity of between three and five years, and the duration will not exceed five years. In general, longer-term debt instruments tend to fluctuate in value more than shorter-term debt instruments in response to interest rate movements.



                 VI. PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND/
                             NATIONS TAX EXEMPT FUND

A.  Investment Objectives.

                  1. Pilot Missouri Short-Term Tax-Exempt Fund: to seek as high a level of current income which is exempt from federal income tax as is consistent with the preservation of capital.

                  2. Nations Tax Exempt Fund: to seek as high a level of current interest income exempt from Federal income taxes as is consistent with liquidity and stability of principal.

         Comment:



                                     III-5

                  Each of these Funds is a money market fund and seeks to maintain a net asset value of $1.00 per share, although there is no assurance that they will be able to do so. Both Funds seek to attain their objectives by investing primarily in Municipal Obligations which are debt obligations issued by or on behalf of states, territories and possessions of the United States, the District of Columbia and of their agencies, authorities, instrumentalities, and political subdivisions which are exempt from Federal income tax. Each Fund may also hold uninvested cash reserves pending investment or during defensive periods.

                  A difference between the Pilot Missouri Short-Term Tax-Exempt Fund and the Nations Tax Exempt Fund is that the Pilot Missouri Short-Term Tax-Exempt Fund invests exclusively in high quality money market instruments and invests at least 80% of its assets in debt obligations issued by the State of Missouri, except in certain instances when the Fund's Advisers deem that a temporary defensive posture is appropriate. Nations Tax Exempt Fund does not concentrate in municipal obligations of any one state or issuer but rather invests 80% of its net assets in general Municipal Obligations, under normal market conditions. Nations Tax Exempt Fund, however, may invest in private activity bonds, the interest on which may be treated as a specific tax preference item under the Federal alternative minimum tax, whereas the Pilot Missouri Short-Term Tax-Exempt Fund may not.


                  Each Fund is a money market fund and, in accordance with Rule 2a-7 under the 1940 Act, may invest in instruments with remaining maturities not exceeding 13 months, and the Funds' dollar-weighted average portfolio maturity must not exceed 90 days. As provided for and defined in Rule 2a-7, each Fund may only purchase "Eligible Securities" and only if, immediately after such purchase: the Fund would have no more than 5% of its total assets in "First Tier Securities" of any one issuer, excluding government securities and except as otherwise permitted for temporary purposes and for certain guarantees and unconditional puts; the Fund would own no more than 10% of the voting securities of any one issuer; the Fund would have no more than 5% of its total assets in "Second Tier Securities"; and the Fund would have no more than the greater of $1 million or 1% of its total assets in "Second Tier Securities" of any one issuer.


                         VII. PILOT MUNICIPAL BOND FUND/
                          NATIONS MUNICIPAL INCOME FUND

A.  Investment Objectives.

                  1. Pilot Municipal Bond Fund: to seek current income free of federal income tax as is consistent with preservation of capital.


                  2. Nations Municipal Income Fund: to seek high current income exempt from Federal income tax with the potential for principal fluctuation associated with investments in long-term municipal securities. The Fund invests in investment grade, long-term municipal securities.

                                     III-6

         Comment:

                  Both Funds seek to attain their objectives by investing primarily in Municipal Obligations which are obligations issued by or on behalf of states, territories and possessions of the United States, the District of Columbia and of their agencies, authorities, instrumentalities, and political subdivisions which are exempt from Federal income tax. Each Fund, under normal market conditions, will invest at least 80% of its net assets in Municipal Obligations. The Funds are managed to seek capital appreciation and minimize loss due to interest rate movements, which fluctuate inversely in relation to the value of the Fund's portfolio. Both Funds invest in investment grade Municipal Obligations.

                  Although both Funds do not currently intend to do so on a regular basis, they may invest more than 25% of its assets in Municipal Obligations, the interest on which comes solely from the revenue of similar projects. The Funds however, refrains from investing in projects as such due to the fact that a concentration of securities issued by issuers in the same state or in industrial development bonds, exposes the Funds to certain risks (including legal and economic risks).

                  Pilot Municipal Bond Fund has an average dollar-weighted maturity; between five and thirty years. Similarly, Nations Municipal Income Fund has an average dollar-weighted maturity of greater than ten years, and a duration between 7.5 and 9.5 years.

                  Each Fund also has the ability to invest up to 20% of its net assets in taxable obligations and private activity bonds. Taxable obligations may include repurchase agreements and cash equivalents. Each Fund may also hold uninvested cash reserves pending investment or during defensive periods.


               VIII. PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND/
                             NATIONS TAX EXEMPT FUND

A.  Investment Objectives.

                  1. Pilot Short-Term Tax-Exempt Diversified Fund: to seek as high a level of current income which is exempt from federal income tax as is consistent with the preservation of capital.

                  2. Nations Tax Exempt Fund: to seek as high a level of current interest income exempt from Federal income taxes as is consistent with liquidity and stability of principal.

         Comment:

                  Each of these Funds is a money market fund and seeks to maintain a net asset value of $1.00 per share, although there is no assurance that they will be able to do so. Both Funds seek to attain their objectives by investing primarily in Municipal Obligations which are debt obligations issued by or on behalf of states, territories and possessions of the United States, the


                                     III-7

District of Columbia and of their agencies, authorities, instrumentalities, and political subdivisions which are exempt from Federal income tax. Each Fund also may hold uninvested cash reserves pending investment or during defensive periods.

                  Pilot Short-Term Tax-Exempt Diversified Fund invests exclusively in high quality money market instruments and invests at least 80% of its assets in Municipal Obligations, except in certain instances when the Fund's Advisers deem that a temporary defensive posture is appropriate. Similarly, Nations Tax Exempt Fund will invest 80% of its net assets in Municipal Obligations, under normal market conditions. Nations Tax Exempt Fund, however, may invest in private activity bonds, the interest on which may be treated as a specific tax preference item under the Federal alternative minimum tax, whereas the Pilot Short-Term Tax-Exempt Diversified Fund may not.

                  Each Fund is a money market fund and, in accordance with Rule 2a-7 under the 1940 Act, may invest in instruments with remaining maturities not exceeding 13 months, and the Funds' dollar-weighted average portfolio maturity must not exceed 90 days. As provided for and defined in Rule 2a-7, each Fund may only purchase "Eligible Securities" and only if, immediately after such purchase: the Fund would have no more than 5% of its total assets in "First Tier Securities" of any one issuer, excluding government securities and except as otherwise permitted for temporary purposes and for certain guarantees and unconditional puts; the Fund would own no more than 10% of the voting securities of any one issuer; the Fund would have no more than 5% of its total assets in "Second Tier Securities"; and the Fund would have no more than the greater of $1 million or 1% of its total assets in "Second Tier Securities" of any one issuer.

                                     III-8

                                   APPENDIX IV



       SHAREHOLDER TRANSACTIONS AND SERVICES OF THE NATIONS FUNDS AND THE
                            CORRESPONDING PILOT FUNDS

                 -----------------------------------------------

         This Appendix compares the shareholder transactions and services of the Pilot Funds and the corresponding Nations Funds. The following is qualified in its entirety by the more detailed information included in the prospectuses for the Pilot Funds and Nations Funds which are incorporated by reference in this Combined Proxy Statement/Prospectus. Unless otherwise indicated, terms used herein and not otherwise defined have the same meanings as are given to them in such prospectuses.

I. PILOT FUNDS - CLASS A SHARES (Pilot Diversified Bond Income Fund, Pilot Growth Fund, Pilot Growth and Income Fund, Pilot Intermediate Municipal Bond Fund, Pilot Intermediate U.S. Government Securities Fund and Pilot Municipal Bond Fund).

                  CORRESPONDING NATIONS FUNDS - INVESTOR A SHARES (Nations Strategic Fixed Income Fund, Nations Disciplined Equity Fund, Nations Value Fund, Nations Intermediate Municipal Bond Fund, Nations Short-Intermediate Government Fund and Nations Municipal Income Fund).

         A.       Sales Charges and Exemptions

         THE FRONT-END SALES CHARGE ON PURCHASES OF CLASS A SHARES OF THE PILOT GROWTH FUND, PILOT GROWTH AND INCOME FUND, PILOT MUNICIPAL BOND FUND AND PILOT U.S. GOVERNMENT SECURITIES FUND* VARIES WITH THE SIZE OF THE PURCHASE MADE ACCORDING TO THE FOLLOWING SCHEDULE:


                                                                    Front-End Sales Charge
                                                                      As A Percentage of:


                                                                                         Dealer Re-
                                                        Public                           Allowance As A
                                                       Offering          Net Asset       Percentage of
Amount of Investment                                    Price              Value         Offering Price
--------------------                                    -----              -----         --------------
Less than $100,000..............................        4.50%              4.71%                  4.00%

                                      IV-1

$100,000 but less than $250,000.................        3.75%              3.90%                  3.25%
$250,000 but less than $500,000.................        3.00%              3.09%                  2.50%
$500,000 but less than $1,000,000...............        2.00%              2.04%                  1.75%
$1,000,000 but less than $2,500,000.............        1.00%              1.01%                  0.90%
$2,5000,000 and greater.........................         None               None                   None


         THE FRONT-END SALES CHARGE ON PURCHASES OF CLASS A SHARES OF THE PILOT DIVERSIFIED BOND INCOME FUND, PILOT INTERMEDIATE U.S. GOVERNMENT SECURITIES FUND AND INTERMEDIATE MUNICIPAL FUND* VARIES WITH THE SIZE OF THE PURCHASE MADE ACCORDING TO THE FOLLOWING SCHEDULE:

                                                                    Front-End Sales Charge
                                                                      As A Percentage of:


                                                                                         Dealer Re-
                                                        Public                           Allowance As A
                                                       Offering          Net Asset       Percentage of
Amount of Investment                                    Price              Value         Offering Price
--------------------                                    -----              -----         --------------
Less than $100,000..............................        4.50%              4.71%                  3.50%
$100,000 but less than $250,000.................        3.25%              3.36%                  2.75%
$250,000 but less than $500,000.................        2.50%              2.56%                  2.00%
$500,000 but less than $1,000,000...............        1.50%              1.52%                  1.25%
$1,000,000 but less than $2,500,000.............        1.00%              1.01%                  0.90%
$2,5000,000 and greater.........................         None               None                   None


--------------------
*In certain circumstances or for certain individuals or entities, the front-end sales charge for Class A Shares of the Pilot Funds may be waived either because of the nature of the investor or the reduced sales efforts required to attract such investments.

         THERE IS NO FRONT-END SALES CHARGE ON INVESTOR A SHARES OF THE NATIONS FUNDS.

     B.  Purchase Policies

                                          NATIONS FUNDS                             PILOT FUNDS

Minimum  initial investment               $1,000 for a regular account; $500        $1,000 for a regular account; $100
                                          for IRA investors; $250 for non-          for the Automatic Investment Plan;
                                          working spousal IRAs; and $100 for        $500 for employee-regular accounts;
                                          investors participating in the            $100 form employee-Automatic
                                          Systematic Investment Plan; no            Investment Plan; $500 for tax-
                                          minimum investment for 401(k)             sheltered retirement plans; $1,000
                                          plans, simplified employee pension        for exchange transactions.
                                          plans ("SEPs"), salary reduction-
                                          simplified employee pension plans
                                          ("SAR-SEPs") or salary reduction-
                                          IRAs ("SAR-IRAs).*

Minimum subsequent investments            $100; $25 for subsequent                  $100 for a regular account; $100 for
                                          investments made through the              the Automatic Investment Plan;
                                          Systematic Investment Plan.               $100 for employee-regular accounts;
                                                                                    $50 form employee-Automatic
                                                                                    Investment Plan; $50 for
                                                                                    tax-sheltered retirement plans; $500
                                                                                    for exchange transactions.

Purchase methods                          Through Servicing Agents, Selling         Through BISYS Fund Services in
                                          Agents, a Nations Fund Personal           person; by mail; by wire; by
                                          Investment Planner account; by mail;      Automatic Investment Plan; by
                                          by wire; by telephone.                    telephone.


*The assets of such plans must reach an asset value of $1,000 ($500 for SEPs, SAR-SEPs and SAR-IRAs) within one year of the account open date. If the assets of such plans do not reach the minimum asset size within one year, Nations reserves the right to redeem the Shares held by such plans on 60 days' written notice.

         C.  Redemption Procedures

                                          NATIONS FUNDS                             PILOT FUNDS

Through an authorized selling or          Yes                                       Yes
servicing agent


                                      IV-3

By mail                                   Yes                                       Yes
By telephone                              Yes                                       Yes
By wire                                   Yes                                       Yes
Check writing feature                     No                                        No
By automatic withdrawal plan              Yes (net asset value of account must      Yes (net asset value of account must
                                          be $10,000)                               be at least $5,000)

         Due to the high cost of maintaining fund accounts with small balances, Nations reserves the right to close a shareholder's account and send the shareholder the proceeds if the balance falls below $500. Share balances also may be redeemed at the direction of an agent pursuant to arrangements between the agent and its customers. Nations also may redeem Shares of the Nations Funds involuntarily or make payment for redemption in readily marketable securities or other property under certain circumstances in accordance with the 1940 Act.

         Pilot similarly may, subject to certain restrictions, redeem involuntarily, upon thirty days' written notice, Shares of a shareholder whose account decreases to a value below $1,000.

         D.       Additional Shareholder Services


                                          NATIONS FUNDS                             PILOT FUNDS

Systematic/automatic investment           Yes (in any amount from $25 to            Yes (minimum amount $100)
plan                                      $100,000)
Cross reinvestment privilege              No                                        Yes*
Reinstatement privilege                   Yes**                                     Yes***


* A shareholder's dividends', capital gains distributions, or both, may be automatically reinvested in Shares of any other fund or any of the Pilot's other investment portfolios.

** Within 120 days of a redemption, a shareholder may reinvest a portion of the proceeds of such redemption in Investor A Shares of the same fund. The amount reinvested is limited to an amount up to, but not exceeding, the redemption proceeds (or to the nearest full share if fractional Shares are not purchased). A reinstatement request must be submitted within 120 days after the redemption.

*** May be used once annually. A reinstatement request must be submitted within 90 days after the redemption. Class A Shareholders may reinvest all or a portion of the redemption proceeds (plus the amount necessary to acquire a fractional share to round off the purchase to the nearest full share) in Class A Shares of any other fund without paying a sales load.


         E.       Share Exchanges

                                          NATIONS FUNDS                             PILOT FUNDS

By mail                                   Yes                                       Yes
By telephone                              Yes                                       Yes
Minimum                                   The Investor A Shares exchanged           $1,000 for initial exchange; $100
                                          must have a current value of at least     minimum for subsequent exchanges
                                          $1,000
Automatic exchange feature                Yes.  A shareholder may                   No
                                          automatically exchange at least $25
                                          on a monthly or quarterly basis


                  Class A Shares of a Pilot fund may be exchanged for Class A Shares of any other Pilot fund. Class A Shares purchased with a front-end sales charge may be exchanged without the need to pay any additional front-end sales charge on the Shares acquired through the exchange. If a shareholder has a qualified trust, agency or custodian account with Boatmen's or its affiliates, and the Shares are held in that account, the shareholder may also exchange your current Class A Shares of a Pilot fund for Pilot Shares in the same Pilot fund. Exchanges are subject to the minimum investment requirements imposed.

                  Investor A Shares of a Nations Fund may be exchanged for Investor A Shares of any other Nations fund. Exchanges are subject to the minimum investment requirements imposed.


II. PILOT FUNDS - CLASS B SHARES (Pilot Diversified Bond Income Fund, Pilot Growth Fund, Pilot Growth and Income Fund, Pilot Intermediate Municipal Bond Fund, Pilot Intermediate U.S. Government Securities Fund and Pilot Municipal Bond Fund).

                  CORRESPONDING NATIONS FUNDS - INVESTOR N SHARES (Nations Strategic Fixed Income Fund, Nations Disciplined Equity Fund, Nations Value Fund, Nations Intermediate Municipal Bond Fund, Nations Short-Intermediate Government Fund and Nations Municipal Income Fund).

         A.       Sales Charges and Exemptions

         THE CONTINGENT-DEFERRED SALES CHARGE ON PURCHASES OF CLASS B SHARES OF THE PILOT GROWTH FUND, PILOT GROWTH AND INCOME FUND, PILOT MUNICIPAL BOND FUND AND PILOT U.S. GOVERNMENT SECURITIES FUND* VARIES WITH THE SIZE OF THE PURCHASE MADE ACCORDING TO THE FOLLOWING SCHEDULE:

                                                         Contingent Deferred Sales Charge (as a percentage
                                                         of dollar amount subject to the charge
Number of Years Elapsed Since Purchase

One...................................................   4.50%

Two...................................................   4.00%

Three.................................................   3.50%

Four..................................................   3.00%

Five..................................................   2.50%

Six...................................................   1.75%

After Six Years.......................................   None


         THE CONTINGENT-DEFERRED SALES CHARGE ON PURCHASES OF CLASS B SHARES OF THE PILOT DIVERSIFIED BOND INCOME FUND, PILOT INTERMEDIATE U.S. GOVERNMENT SECURITIES FUND AND INTERMEDIATE MUNICIPAL FUND* VARIES WITH THE SIZE OF THE PURCHASE MADE ACCORDING TO THE FOLLOWING SCHEDULE:


                                                         Contingent Deferred Sales Charge (as a percentage
                                                         of dollar amount subject to the charge
Number of Years Elapsed Since Purchase

One...................................................   4.00%

Two...................................................   3.50%

Three.................................................   3.00%

Four..................................................   2.50%


                                      IV-6

Five..................................................   2.00%

Six...................................................   1.25%

After Six Years.......................................   None



         THERE IS NO CONTINGENT-DEFERRED SALES CHARGE ON INVESTOR N SHARES OF THE NATIONS FUNDS, HOWEVER, AFTER THE REORGANIZATION, FORMER PILOT FUND SHAREHOLDERS WILL REMAIN SUBJECT TO THE CONTINGENT DEFERRED SALES CHARGES APPLICABLE AS LISTED ABOVE. FORMER PILOT FUND SHAREHOLDERS WILL RECEIVE CREDIT FOR THE PERIOD OF TIME THAT THEY HELD THEIR CLASS B SHARES.

     B.  Purchase Policies

                                          NATIONS FUNDS                             PILOT FUNDS

Minimum initial investment                $1,000 for a regular accounts;            $1,000 for a regular account; $100
                                          $500 for IRA investors; $250              for the Automatic Investment Plan;
                                          for non-working spousal IRAs;             $500 for employee-regular accounts;
                                          and $100 for investors                    $100 form employee-Automatic
                                          particpating in the Systematic            Investment Plan; $500 for
                                          Investment Plan; no minimum               tax-sheltered retirement plans;
                                          investment for 401(k) plans,              $1,000 for exchange transactions.
                                          simplified employee pension
                                          plans ("SEPs"), salary
                                          reduction-simplified employee
                                          pension plans ("SAR-SEPs") or
                                          salary reduction-IRAs
                                          ("SAR-IRAs).*

Minimum subsequent investments            $100; $25 for subsequent                  $100 for a regular account; $100 for
                                          investments made through the              the Automatic Investment Plan;
                                          Systematic Investment Plan.               $100 for employee-regular accounts;
                                                                                    $50 form employee-Automatic
                                                                                    Investment Plan; $50 for
                                                                                    tax-sheltered retirement plans; $500
                                                                                    for exchange transactions.

Purchase methods                          Through Servicing Agents, Selling         Through BISYS Fund Services in
                                          Agents; by mail; by wire; by              person; by mail; by wire; by
                                          telephone.                                Automatic Investment Plan; by
                                                                                    telephone.

*The assets of such plans must reach an asset value of $1,000 ($500 for SEPs, SAR-SEPs and SAR-IRAs) within one year of the account open date. If the assets of such plans do not reach the minimum asset size within one year, Nations reserves the right to redeem the Shares held by such plans on 60 days' written notice.

         C.  Redemption Procedures

                                          NATIONS FUNDS                             PILOT FUNDS

Through an authorized selling or          Yes                                       Yes
servicing agent
By mail                                   Yes                                       Yes
By telephone                              Yes                                       Yes
By wire                                   Yes                                       Yes
Check writing feature                     No                                        No
By automatic withdrawal plan              Yes (net asset value of account must      Yes (net asset value of account must
                                          be $10,000 or more)                       be at least $5,000)

         Due to the high cost of maintaining Fund accounts with small balances, Nations reserves the right to close a shareholder's account and send the shareholder the proceeds if the balance falls below $500. Share balances also may be redeemed at the direction of an agent pursuant to arrangements between the agent and its customers. Nations also may redeem Shares of the Nations Funds involuntarily or make payment for redemption in readily marketable securities or other property under certain circumstances in accordance with the 1940 Act.

         Pilot similarly may, subject to certain restrictions, redeem involuntarily, upon thirty days' written notice, Shares of a shareholder whose account decreases to a value below $1,000.

         D.       Additional Shareholder Services


                                          NATIONS FUNDS                             PILOT FUNDS

Systematic/automatic investment           Yes (in any amount from $25 to            Yes (minimum amount $100)
plan                                      $100,000)
Cross reinvestment privilege              No                                        Yes*

                                      IV-8

Reinstatement privilege                   Yes**                                     No


* A shareholder's dividends, capital gains distributions, or both, may be automatically reinvested in Shares of any other fund or any of the Pilot's other investment portfolios.

** Within 120 days of a redemption, may reinvest a portion of the proceeds of such redemption in Investor A Shares of the same fund at the net asset value next determined after a reinstatement request is received by the Transfer Agent, together with the proceeds. The amount reinvested is limited to an amount up to, but not exceeding, the redemption proceeds (or to the nearest full share if fractional Shares are not purchased).


         E.       Share Exchanges

                                    NATIONS FUNDS                      PILOT FUNDS

By mail                             Yes                                 Yes

By telephone                        Yes                                 Yes

Minimum                             The Investor N Shares               $1,000 for initial exchange;
                                    exchanged must have                 $100 minimum for
                                    a current value of at least         subsequent exchanges
                                    $1,000


Automatic exchange                  No                                   No
feature



                  Class B Shares of a Pilot fund may be exchanged for Class B Shares of any other Pilot fund. Class B Shares may be exchanged without the payment of any contingent-deferred sales charge at the time the exchange is made. In determining the holding period for calculating the contingent-deferred sales charge payable on redemption of Class B Shares, the holding period of the Shares originally held will be added to the holding period of the Shares acquired through exchange. Exchanges are subject to the minimum investment requirements imposed.

                  Investor N Shares of a Nations fund may be exchanged for Investor N Shares of any other Nations fund (except Nations Short-Term Income Fund and Nations Short-Term Municipal Income Fund), Investor A Shares of the Nations Short-Term Income Fund or Nations Short-Term Municipal Income Fund, or Investor C Shares of a Nations money market fund. Exchanges are subject to the minimum investment requirements imposed.

III. PILOT FUNDS - PILOT SHARES (Pilot Diversified Bond Income Fund, Pilot Growth Fund, Pilot Growth and Income Fund, Pilot Intermediate Municipal Bond Fund, Pilot Intermediate U.S. Government Securities Fund, Pilot Missouri Short-Term Tax-Exempt Fund, Pilot Short-Term Tax-Exempt Diversified Fund and Pilot Municipal Bond Fund).

                  CORRESPONDING NATIONS FUNDS - PRIMARY A SHARES (Nations Strategic Fixed Income Fund, Nations Disciplined Equity Fund, Nations Value Fund, Nations Intermediate Municipal Bond Fund, Nations Short-Intermediate Government Fund, Nations Tax Exempt Fund and Nations Municipal Income Fund).

         A.       Sales Charges and Exemptions

         THERE IS NO FRONT-END OR CONTINGENT-DEFERRED SALES CHARGE ON THE PILOT SHARES OF THE PILOT FUNDS.

         THERE IS NO FRONT-END OR CONTINGENT-DEFERRED SALES CHARGE ON THE PRIMARY A SHARES OF THE NATIONS FUNDS.

     B.  Purchase Policies

                                          NATIONS FUNDS                             PILOT FUNDS

Minimum  initial investment               $500,000 for each record holder           $500,000 (except for the money
                                                                                    market funds, in which case there is
                                                                                    no minimum)

Minimum subsequent investments            None                                      None

Purchase methods                          Primary A Shares may be sold to           Institutions may place orders
                                          NationsBank and its affiliates acting     through the Pilot Funds' transfer
                                          on behalf of bona fide trust              agent.
                                          customers.  Primary A Shares also
                                          may be sold to employee benefit
                                          plans, charitable foundations,
                                          endowments and to other funds in
                                          the Nations Fund family.


         C.  Redemption Procedures

                                          NATIONS FUNDS                             PILOT FUNDS

                                     IV-10

Through the transfer agent                Yes                                       Yes
By telephone                              Yes                                       Yes
By wire                                   Yes                                       Yes
Check writing                             No                                        Yes

         Due to the high cost of maintaining fund accounts with small balances, Nations reserves the right to close a shareholder's account and send the shareholder the proceeds if the balance falls below $500. Share balances also may be redeemed at the direction of an agent pursuant to arrangements between the agent and its customers. Nations also may redeem Shares of the Nations Funds involuntarily or make payment for redemption in readily marketable securities or other property under certain circumstances in accordance with the 1940 Act.

         D.       Additional Shareholder Services

None.

         E.       Share Exchanges

                                          NATIONS FUNDS                             PILOT FUNDS

By mail                                   Yes                                       Yes
By telephone                              Yes                                       Yes
Minimum                                   None                                      None


                  Pilot Shares may be exchanged for Class A Shares of the same Pilot Fund without payment of a sales charge in connection with the distribution of assets held in a qualified trust, agency or custodial account maintained with Boatmen's or its affiliates. Pilot Shares of a Pilot fund may also be exchanged for Pilot Shares of any of the other investment portfolios of the Pilot Funds.

                  Primary A Shares of a Nations fund may be exchanged for Primary A Shares of any other Nations fund. Exchanges are subject to the minimum investment requirements imposed.

IV. PILOT FUNDS - INVESTOR SHARES (Pilot Short-Term Diversified Assets Fund, Pilot Short-Term Treasury Fund).

         CORRESPONDING NATIONS FUNDS - DAILY SHARES (Nations Prime Fund, Nations Treasury Fund).

         A.       Sales Charges and Exemptions

         THERE IS NO FRONT-END OR CONTINGENT-DEFERRED SALES CHARGE ON THE INVESTOR SHARES OF THE PILOT FUNDS.

         THERE IS NO FRONT-END OR CONTINGENT-DEFERRED SALES CHARGE ON THE DAILY SHARES OF THE NATIONS FUNDS.

     B.  Purchase Policies

                                          NATIONS FUNDS                             PILOT FUNDS

Minimum initial investment                $1,000 for a regular accounts;            $1,000
                                          $500 for IRA investors; $250
                                          for non-working spousal IRAs;
                                          and $100 for investors
                                          particpating in the Systematic
                                          Investment Plan; no minimum
                                          investment for 401(k) plans,
                                          simplified employee pension
                                          plans ("SEPs"), salary
                                          reduction-simplified employee
                                          pension plans ("SAR-SEPs") or
                                          salary reduction-IRAs
                                          ("SAR-IRAs).*

Minimum subsequent investments            $100; $25 for subsequent                  $100 ($500 for subsequent
                                          investments made through the              investments made through the a
                                          Systematic Investment Plan.               systematic investment plan; $50 for
                                                                                    each subsequent investment made
                                                                                    through the plan)

Purchase methods                          Through banks, broker-dealers or other    Through a service organization,
                                          financial institution, which includes     which includes Boatmen's, by wiring
                                          NationsBank by wire or by telephone.      funds to Pilot's Custodian.

         C.  Redemption Procedures

                                          NATIONS FUNDS                             PILOT FUNDS

                                     IV-12

Through an authorized selling or          Yes                                       Yes
servicing agent
By mail                                   Yes                                       Yes
By telephone                              Yes                                       Yes
By wire                                   Yes                                       Yes
Check writing feature                     No                                        No
By automatic withdrawal plan              Yes (net asset value of account must      Yes (net asset value of account must
                                          be $10,000 or more)                       be $10,000 or more)


         Due to the high cost of maintaining fund accounts with small balances, Nations reserves the right to close a shareholder's account and send the shareholder the proceeds if the balance falls below $500. Share balances also may be redeemed at the direction of an agent pursuant to arrangements between the agent and its customers. Nations also may redeem Shares of the Nations funds involuntarily or make payment for redemption in readily marketable securities or other property under certain circumstances in accordance with the 1940 Act.


         D.       Additional Shareholder Services


                                          NATIONS FUNDS                             PILOT FUNDS

Reinstatement privilege                   Yes*                                      No


* Within 120 days of a redemption, may reinvest a portion of the proceeds of such redemption in Investor A Shares of the same fund. The amount reinvested is limited to an amount up to, but not exceeding, the redemption proceeds (or to the nearest full share if fractional Shares are not purchased). A reinstatement request must be submitted within 120 days after the redemption.

         E.       Share Exchanges

                                          NATIONS FUNDS                             PILOT FUNDS
By mail                                   Yes                                       Yes
By telephone                              Yes                                       Yes
Minimum                                   $1,000                                    None


                  Investor Shares may be exchanged for Class B Shares of any other Pilot fund, at the net asset value plus any applicable sales charge. However, if a sales charge was previously paid on the investment represented by the exchanged Shares, the exchange will be made at net asset value. Investor Shares may also be exchanged for other Investor shares of the Pilot money market funds.

                  Daily Shares of a Nations Fund may be exchanged for Investor C Shares of non-money market Nations fund or Daily Shares of another Nations money market fund. Exchanges are subject to the minimum investment requirements imposed.

V. PILOT FUNDS - ADMINISTRATION SHARES (Pilot Missouri Short-Term Tax-Exempt Fund and Pilot Short-Term Tax-Exempt Diversified Fund).

                  CORRESPONDING NATIONS FUNDS - INVESTOR B SHARES (Nations Tax Exempt Fund).

         A.       Sales Charges and Exemptions

         THERE IS NO FRONT-END OR CONTINGENT-DEFERRED SALES CHARGE ON THE ADMINISTRATION SHARES OF THE PILOT FUNDS.

         THERE IS NO FRONT-END OR CONTINGENT-DEFERRED SALES CHARGE ON THE INVESTOR B SHARES OF THE NATIONS FUNDS.

     B.  Purchase Policies

                                          NATIONS FUNDS                             PILOT FUNDS

Minimum initial investment                $25,000                                   $1,000

Minimum subsequent investments            $1,000; $500 for subsequent               $100 ($500 for subsequent
                                          investments made through the              investments made through the a
                                          Systematic Investment Plan.               systematic investment plan; $50 for
                                                                                    each subsequent investment made
                                                                                    through the plan)

Purchase methods                          Through banks, broker-dealers or other    Through a service organization,
                                          financial institution, which includes     which includes Boatmen's, by wiring
                                          NationsBank by wire or by telephone.      funds to Pilot's Custodian.

         C.  Redemption Procedures

                                          NATIONS FUNDS                             PILOT FUNDS

                                     IV-14

Through an authorized selling or          Yes                                       Yes, if in accordance with the
servicing agent                                                                     service organization account
By mail                                   Yes                                       Yes, if in accordance with the
                                                                                    service organization account
By telephone                              Yes                                       Yes, if in accordance with the
                                                                                    service organization account
By wire                                   No                                        Yes, if in accordance with the
                                                                                    service organization account
Check writing feature                     Yes                                       No
By automatic withdrawal plan              Yes (net asset value of account must      Yes (net asset value of account must
                                          be $10,000 or more)                       be $10,000 or more)


         Due to the high cost of maintaining fund accounts with small balances, Nations reserves the right to close a shareholder's account and send the shareholder the proceeds if the balance falls below $500. Share balances also may be redeemed at the direction of an agent pursuant to arrangements between the agent and its customers. Nations also may redeem Shares of the Nations funds involuntarily or make payment for redemption in readily marketable securities or other property under certain circumstances in accordance with the 1940 Act.


         D.       Additional Shareholder Services

                                          NATIONS FUNDS                             PILOT FUNDS

Systematic investment plan                Yes (In any amount from $500)             Yes ($500 initial investment and
                                                                                    $50 for any subsequent investment)

         E.       Share Exchanges

                                          NATIONS FUNDS                             PILOT FUNDS
By mail                                   Yes                                       Yes
By telephone                              Yes                                       Yes
Minimum                                   None                                      None

                  Administration Shares may be exchanged for Class A Shares of any other Pilot fund, at the net asset value plus any applicable sales charge. However, if a sales charge was previously paid on the investment represented by the exchanged Shares, the exchange will be made at net asset value. Administration Shares can be exchanged for other Administration Shares of the Pilot money market funds.

                  Investor B Shares of a Nations Fund may be exchanged for Investor B Shares of money market Nations fund. Exchanges are subject to the minimum investment requirements imposed.


VI.  DIVIDENDS AND DISTRIBUTIONS

                  All Nations Funds and Pilot Funds distribute their net capital gains to shareholders at least annually. The following table shows the funds' policies concerning the declaration and payment of dividends from net investment income.

                  A.       DIVIDENDS DECLARED DAILY/PAID MONTHLY

Pilot Fund                                           Nations Fund

Pilot Missouri Short-Term                            Nations Tax Exempt Fund
                                                     Tax-Exempt Fund                    Nations Strategic Fixed Income Fund
Pilot Short-Term Tax-Exempt                          Nations Intermediate Municipal Bond Fund
      Diversified Fund                               Nations Short-Intermediate Government Fund
Pilot Diversified Bond Income                        Nations Municipal Income Fund
      Fund
Pilot Intermediate U.S. Government
      Securities Fund
Pilot Municipal Bond Fund
Pilot Intermediate Municipal Bond
      Fund

         B.  DIVIDENDS DECLARED MONTHLY/PAID MONTHLY

Pilot Fund                               Nations Fund

Pilot Growth Fund                        None
Pilot Growth and Income Fund

         C.  Dividends Declared Quarterly/Paid Quarterly

Pilot Fund                               Nations Fund

None                                     Nations Disciplined Equity Fund
                                         Nations Value Fund

                       STATEMENT OF ADDITIONAL INFORMATION
                              DATED MARCH 22, 1997

                                 THE PILOT FUNDS
                                3435 STELZER ROAD
                              COLUMBUS, OHIO 43219
                                 (800) 71-PILOT


                               NATIONS FUND TRUST
                              ONE NATIONSBANK PLAZA
                               CHARLOTTE, NC 28255
                                 (800) 626-2275

       (APRIL 21, 1997 SPECIAL MEETING OF SHAREHOLDERS OF THE PILOT FUNDS)

                  This Statement of Additional Information is not a prospectus but should be read in conjunction with the Combined Prospectus/Proxy Statement dated the date hereof, for the Special Meeting of Shareholders of Pilot to be held April 21, 1997. Copies of the Combined Prospectus/Proxy Statement may be obtained at no charge by writing or calling Pilot or Nations at the addresses or telephone numbers set forth above. Unless otherwise indicated, capitalized terms used herein and not otherwise defined have the same meanings as are given to them in the Combined Prospectus/Proxy Statement.


 INCORPORATION OF DOCUMENTS BY REFERENCE IN STATEMENT OF ADDITIONAL INFORMATION

                  Further information about the Investor A, Investor N and Primary A Shares of the Nations Strategic Fixed Income Fund, Nations Disciplined Equity Fund, Nations Value Fund, Nations Intermediate Municipal Bond Fund, Nations Short-Intermediate Government Fund and Nations Municipal Income Fund is contained in and incorporated herein by reference to the statement of additional information for Investor A, Investor N and Primary A Shares of the Nations Strategic Fixed Income Fund, Nations Disciplined Equity Fund, Nations Value Fund, Nations Intermediate Municipal Bond Fund, Nations Short-Intermediate Government Fund and Nations Municipal Income Fund dated July 31, 1996.

                  Further information about the Primary B, Daily and Primary A Shares of the Nations Tax Exempt Fund is contained in and incorporated herein by reference to the statement of additional information for the Primary B, Daily and Primary A Shares of the Nations Tax Exempt Fund dated July 31, 1996.

                  The audited financial statements and related independent auditors' report for Nations Strategic Fixed Income Fund, Nations Disciplined Equity Fund, Nations Value Fund, Nations Intermediate Municipal Bond Fund, Nations Short-Intermediate Government Fund, Nations Tax Exempt Fund and Nations Municipal Income Fund contained in the Annual Report for the year ended March 31, 1996 are hereby incorporated by reference. No other parts of the Annual Report are incorporated by reference.

                  The unaudited financial statements of the Fund for Nations Strategic Fixed Income Fund, Nations Disciplined Equity Fund, Nations Value Fund, Nations Intermediate Municipal Bond Fund, Nations Short-Intermediate Government Fund, Nations Tax Exempt Fund and Nations Municipal Income Fund for the six-month period ended September 30, 1996 are hereby incorporated by reference.

         Further information about the Class A, Class B and Pilot Shares of the Pilot Diversified Bond Income Fund, Pilot Growth Fund, Pilot Growth and Income Fund, Pilot Intermediate Municipal Bond Fund, Pilot Intermediate U.S. Government Securities Fund and Pilot Municipal Bond Fund is contained in and incorporated herein by reference to the statement of additional information for the Class A, Class B and Pilot Shares of the Pilot Diversified Bond Income Fund, Pilot Growth Fund, Pilot Growth and Income Fund, Pilot Intermediate Municipal Bond Fund, Pilot Intermediate U.S. Government Securities Fund and Pilot Municipal Bond Fund dated January 2, 1997.

         Further information about the Investor, Administration and Pilot Shares of the Pilot Missouri Short-Term Tax-Exempt Fund and Short-Term Tax-Exempt Diversified Fund is contained in and incorporated herein by reference to the statement of additional information for the Investor, Administration and Pilot Shares of the Pilot Missouri Short-Term Tax-Exempt Fund and Short-Term Tax-Exempt Diversified Fund dated January 2, 1997.

         The audited financial statements and related independent auditors' report for Pilot Diversified Bond Income Fund, Pilot Growth Fund, Pilot Growth and Income Fund, Pilot Intermediate Municipal Bond Fund, Pilot Intermediate U.S. Government Securities Fund, Pilot Municipal Bond Fund, Pilot Missouri Short-Term Tax-Exempt Fund and Short-Term Tax-Exempt Diversified Fund contained in the Annual Report for the year ended August 31, 1996 are hereby incorporated by reference. No other parts of the Annual Report are incorporated by reference.

                                TABLE OF CONTENTS


General Information............................................................4
Introductory Note to Pro Forma Financial Information...........................5

                               GENERAL INFORMATION

                  The proposed Reorganization contemplates: (i) the transfer of all of the assets and stated liabilities of each Pilot Fund to a corresponding Nations Fund in exchange for Shares of comparable classes of the corresponding Nations Fund; and (ii) the distribution of Nations Fund Shares to the shareholders of the Pilot Funds in liquidation of the Pilot Funds. The Reorganization is subject to a number of conditions with respect to each Pilot Fund, including shareholder approval. Following the Reorganization, Pilot will wind up its affairs and deregister as an investment company under the 1940 Act.

         As a result of the proposed Reorganization, a Pilot Fund shareholder will become a shareholder of its corresponding Nations Fund and will hold, immediately after the Closing(s), Shares of the comparable class of the corresponding Nations Fund having a total dollar value equal to the total dollar value of the Shares of the Pilot Fund that the shareholder held immediately before the Closing(s).

              INTRODUCTORY NOTE TO PRO FORMA FINANCIAL INFORMATION

                  The following unaudited pro forma information gives effect to the proposed transfer of the assets and stated liabilities of the Pilot Funds to the Nations Funds listed under Table 1 of the Combined Proxy Statement/Prospectus, accounted for as if each transfer had occurred as of December 31, 1996 and as if the Nations Funds had operated for the periods then ended. However, it is possible that one or more of the Pilot Funds will not approve the merger, in which case the resulting fund or funds will be comprised of only those Pilot Funds that approve the merger. In addition, each pro forma combining statement has been prepared based upon the structure of the proposed fee and expense structure of the applicable surviving Nations Fund.

                  The pro forma financial information should be read in conjunction with the historical financial statements and notes thereto of the Pilot Funds and Nations Funds included or incorporated by reference in this Statement of Additional Information. Each combination of the above Pilot Funds and Nations Funds will be accounted for as a tax-free reorganization.

NATIONS FUND
NATIONS INTERMEDIATE MUNICIPAL BOND FUND
PILOT INTERMEDIATE MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS

SEPTEMBER 30, 1996


                   PRINCIPAL
                    AMOUNT                                                                                      VALUE

====================================================================================================================================
    NATIONS          PILOT                            SECURITY                                   NATIONS        PILOT
 INTERMEDIATE    INTERMEDIATE                        DESCRIPTION                               INTERMEDIATE  INTERMEDIATE
   MUNICIPAL       MUNICIPAL                                                       RATING       MUNICIPAL     MUNICIPAL
   BOND FUND       BOND FUND       COMBINED                                  MOODY'S   S&P      BOND FUND     BOND FUND   COMBINED
====================================================================================================================================
                                             MUNICIPAL BONDS AND
                                               NOTES - 98.0%
                                             ALASKA - 1.7%
 $3,280,000             $0      $3,280,000   Alaska State, Student Loan
                                               Corporation, Student Loan
                                               Revenue, Series A, AMT,
                                               (AMBAC Insured),
                                               5.250% 07/01/03                Aaa     AAA        $3,279,705            $0 $3,279,705
  2,000,000              0       2,000,000   Anchorage, Alaska, GO, Series A,
                                               (AMBAC Insured)
                                               5.100% 08/01/07                Aaa     AAA         1,962,360             0  1,962,360
                                                                                             ---------------------------------------
                                                                                                  5,242,065             0  5,242,065
                                                                                             ---------------------------------------
                                             ARIZONA - 4.3%
          0      2,000,000       2,000,000   Arizona State Transportation
                                               Board, Excise Tax Revenue
                                               (AMBAC Insured),
                                               5.500% 07/01/02                 Aa     AAA                 0     2,082,500  2,082,500
    955,000              0         955,000   Arizona State University,
                                               Systems Revenue, Series A,
                                               6.500% 07/01/01                 A1      AA         1,029,060             0  1,029,060
          0        300,000         300,000   Flagstaff, Arizona,
                                               Series 1991 A,
                                               (FGIC Insured),
                                               8.500% 07/01/98                Aaa     AAA                 0       321,375    321,375
          0      1,100,000       1,100,000   Glendale, Arizona, GO,
                                               Refunding Bonds
                                               (FGIC Insured),
                                               4.950% 07/01/01                Aaa     AAA                 0     1,116,500  1,116,500
                                             Maricopa County, Arizona:
          0        300,000         300,000     High School District 210, GO,
                                                Refunding Bonds, Series D,
                                                6.700% 07/01/03                Aa      AA                 0       326,625    326,625
          0        300,000         300,000   School District 48, GO,
                                               Refunding Bonds, Series 1991,
                                               6.000% 07/01/00                 Aa      AA                 0       310,125    310,125
                                             Mesa, Arizona, GO Refunding
                                               Bonds:
          0      3,000,000       3,000,000     (FGIC Insured),
                                               5.350% 07/01/00                Aaa     AAA                 0     3,090,000  3,090,000
          0        900,000         900,000     (MBIA Insured),
                                               5.000% 07/01/03                Aaa     AAA                 0       909,000    909,000
          0        900,000         900,000   Phoenix, Arizona, GO,
                                               Refunding Bonds,
                                               5.400% 07/01/97                Aa+     AA1                 0       910,728    910,728
                                             Pima County, Arizona, GO:
          0        300,000         300,000     7.100% 07/01/99                 NR      NR                 0       313,350    313,350
          0        900,000         900,000     Refunding Bonds,
                                               5.350% 07/01/00                 A+      AA                 0       924,750    924,750
          0        400,000         400,000   Pima County, Arizona, School
                                               District No. 1, GO, Refunding
                                               Bonds, Pre-refunded 07/01/01
                                               at @$101, (MBIA Insured),
                                               6.700% 07/01/04                Aaa     AAA                 0       439,500    439,500
                                             Salt River Project:
          0        600,000         600,000     Agriculture Improvement &
                                               Power District Revenue Bonds,
                                               Series D, 5.100% 01/01/99      Aa      AA                 0       609,750    609,750
          0        800,000         800,000    Agriculture Revenue Refunding
                                               Bonds, Series C,
                                               4.300% 01/01/02                 Aa      AA                 0       781,000    781,000
          0        400,000         400,000   Tempe, Arizona, Series 1992,
                                               5.600% 07/01/00                Aa+      AA                 0       415,000    415,000
                                                                                             ---------------------------------------
                                                                                                  1,029,060    12,550,203 13,579,263
                                                                                             ---------------------------------------

                                             CALIFORNIA - 3.6%
                                             California State, GO:
          0        300,000         300,000     5.700% 10/01/00                 A+      A1                 0       312,750    312,750
          0        400,000         400,000     7.000% 08/01/04                 A+      A1                 0       452,000    452,000
          0      2,000,000       2,000,000   California State, Public
                                               Improvements, GO,
                                               5.250% 03/01/00                 A+      A1                 0     2,045,000  2,045,000
          0        300,000       1,100,000   California State, School and
                                               Public Improvements, GO,
                                               4.800% 03/01/00                 A+      A1                 0     1,109,625  1,109,625
          0        900,000         900,000   Contra Costa, California Water
                                               District Revenue Bonds,
                                               Series G, (MBIA Insured),
                                               5.400% 10/01/03                Aaa     AAA                 0       931,500    931,500
          0        900,000         900,000   Los Angeles, California,
                                               GO Bonds, Series A,
                                               (MBIA Insured),
                                               5.400% 09/01/03                Aaa     AAA                 0       930,375    930,375
                                             Metropolitan Water District
                                               Southern Revenue Bonds:
          0      1,100,000       1,100,000     Series 1992,
                                               4.850% 07/01/99                 Aa      AA                 0     1,113,750  1,113,750
          0      1,400,000       1,400,000     Series B,
                                               4.100% 07/01/02                Aaa     AAA                 0     1,361,500  1,361,500
          0        700,000         700,000   Riverside, California, Sewer
                                               Revenue Refundings Bonds,
                                               (FGIC Insured),
                                               4.800% 08/01/01                Aaa     AAA                 0       704,375    704,375
  1,000,000      1,000,000       2,000,000   Sacramento, California,
                                               Cogeneration Authority
                                               (Proctor & Gamble Company
                                               Project),
                                               5.700% 07/01/00                 NR     BBB-        1,023,600             0  1,023,600


NATIONS FUND
NATIONS INTERMEDIATE MUNICIPAL BOND FUND
PILOT INTERMEDIATE MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996

                 PRINCIPAL
                  AMOUNT                                                                                        VALUE

====================================================================================================================================
    NATIONS        PILOT                         SECURITY                                      NATIONS         PILOT
 INTERMEDIATE  INTERMEDIATE                     DESCRIPTION                                 INTERMEDIATE   INTERMEDIATE
   MUNICIPAL     MUNICIPAL                                                        RATING      MUNICIPAL      MUNICIPAL
   BOND FUND     BOND FUND  COMBINED                                        MOODY'S     S&P   BOND FUND      BOND FUND    COMBINED
====================================================================================================================================
                                        MUNICIPAL BONDS AND NOTES
                                         (CONTINUED)
                                        CALIFORNIA (CONTINUED)
       $0       $600,000     $600,000   San Diego, California,
                                          Open Space Park Facilities,
                                          District No. 1,
                                          GO, Refunding Bonds,
                                          5.125% 01/01/00                   Aa+        AAA            $0       $614,250    $614,250
        0        600,000      600,000   University of California,
                                          Multiple Purpose Projects -
                                          C, Revenue Refunding,
                                          (AMBAC Insured),
                                          4.800% 09/01/04                   Aaa        AAA             0        594,000     594,000
                                                                                            ----------------------------------------
                                                                                               1,023,600     10,169,125  11,192,725
                                                                                            ----------------------------------------


                                        COLORADO - 2.6%
1,500,000              0    1,500,000   Arapahoe County, Colorado,
                                          School District No. 5,
                                          (Cherry Creek),
                                          5.700% 07/01/00                    Aa         AA     1,642,545              0   1,642,545
        0        300,000      300,000   Colorado Springs, Colorado,
                                          Utility Authority,
                                          Revenue, Series A
                                          6.625% 11/15/04                    Aa         AA             0        326,250     326,250
                                        Denver City & County,
                                          GO Bonds:
        0        300,000      300,000     6.375% 08/01/03                    Aa         AA             0        322,875     322,875
        0        300,000      300,000     6.500% 08/01/04                    Aa         AA             0        323,250     323,250
        0        400,000      400,000     Various Purposes,
                                          Series A,
                                          5.500% 08/01/99                    Aa         AA             0        411,500     411,500
        0      1,195,000    1,195,000   La Plata County,
                                          Colorado, School District,
                                          #9R Durango, GO,
                                          (MBIA Insured),
                                          5.00% 11/01/02                    Aaa        AAA             0      1,211,431   1,211,431
                                        Northglenn, Colorado,
                                          GO Bonds:
        0      1,500,000    1,500,000     5.250% 12/01/03+                  Aaa        AAA             0      1,546,875   1,546,875
        0      1,500,000    1,500,000     5.250% 12/01/04+                  Aaa        AAA             0      1,543,125   1,543,125
        0        900,000      900,000   Platte River Power
                                          Authority, Revenue,
                                          Series CC,
                                          4.630% 06/01/00                    A+         AA             0        900,000     900,000
                                                                                            ----------------------------------------
                                                                                               1,642,545      6,585,306   8,227,851
                                                                                            ----------------------------------------

                                        CONNECTICUT - 1.3%
                                        Connecticut State GO:
        0        600,000      600,000     Refunding Bonds, Series B
                                          5.650% 11/15/98                   Aa-         AA             0        618,000     618,000
        0        300,000      300,000     Series A,
                                           6.600% 03/01/04                   NR         AA             0        325,875     325,875
        0      1,000,000    1,000,000   Connecticut State Public
                                          Improvements, GO, Series B,
                                          Refunding,
                                          4.800% 03/15/01                   Aa-         AA             0      1,008,750   1,008,750
        0      2,000,000    2,000,000   Connecticut State Special
                                          Unemployment Compensation,
                                          Revenue, Series A,
                                          5.500% 11/15/00                   Aaa        AAA             0      2,065,000   2,065,000
                                                                                            ----------------------------------------
                                                                                                       0      4,017,625   4,017,625
                                                                                            ----------------------------------------

                                        DELAWARE - 0.3%
        0        800,000      800,000   Delaware State School
                                          Improvements, GO Bonds,
                                          Series A,
                                          4.600% 03/01/00                   Aa+        AA1             0        802,000     802,000
                                                                                            ----------------------------------------


                                        DISTRICT OF COLUMBIA - 1.0%
        0      1,100,000    1,100,000   District of Columbia, GO,
                                          (AMBAC Insured),
                                          7.000% 06/01/98                   Aaa        AAA             0      1,142,625   1,142,625
                                        Washington D.C., Metropolitan
                                          Area Transportation
                                          Authority Revenue
                                          Refunding, (FGIC Insured):
2,000,000              0    2,000,000     4.400% 01/01/00                   Aaa        AAA     1,993,760              0   1,993,760
  100,000              0      100,000     4.900% 01/01/05                   Aaa        AAA        98,778              0      98,778
                                                                                            ----------------------------------------
                                                                                               2,092,538      1,142,625   3,235,163
                                                                                            ----------------------------------------

                                        FLORIDA - 3.5%
        0      1,000,000    1,000,000   Broward County, Florida,
                                          School District, GO,
                                          Refunding Bonds,
                                          5.100% 2/15/02                    Aa-         A1             0      1,012,500   1,012,500
2,700,000              0    2,700,000   Duval County, Florida,
                                          Housing Finance Authority
                                          Refunding, (Greentree
                                          Place Project),
                                          6.750% 04/01/25                    NR        BBB+    2,766,447              0   2,766,447
        0        500,000      500,000   Florida State Board of
                                          Education Capital Outlay,
                                          GO, Refunding Bonds,
                                          Series 1992A,
                                          5.700% 06/01/03                    Aa         AA             0        526,250     526,250
                                        Florida State Housing
                                          Finance Agency, Refunding:
1,000,000              0    1,000,000   Multi-family Housing,
                                          (Altamonte Project),
                                          Series C,
                                          7.000% 12/01/03                    NR        BBB+    1,034,300              0   1,034,300




NATIONS FUND
NATIONS INTERMEDIATE MUNICIPAL BOND FUND
PILOT INTERMEDIATE MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996

                   PRINCIPAL
                    AMOUNT                                                                                     VALUE

====================================================================================================================================
    NATIONS        PILOT                        SECURITY                                      NATIONS          PILOT
 INTERMEDIATE  INTERMEDIATE                    DESCRIPTION                                 INTERMEDIATE    INTERMEDIATE
   MUNICIPAL     MUNICIPAL                                                       RATING      MUNICIPAL       MUNICIPAL
   BOND FUND     BOND FUND    COMBINED                                       MOODY'S   S&P   BOND FUND       BOND FUND    COMBINED
====================================================================================================================================
                                          MUNICIPAL BONDS AND NOTES
                                           (CONTINUED)
                                          FLORIDA (CONTINUED)
                                          Florida State Housing Finance
                                          Agency, Refunding (continued):
 $2,000,000             $0   $2,000,000     Multi-family Housing
                                            Revenue, (Andover Project),
                                            Series E,
                                            6.350% 05/01/26                     NR     BBB+    $2,017,820            $0  $2,017,820
                                          Jacksonville, Florida,
                                            Electric Authority,
                                            St. Johns River:
          0      1,500,000    1,500,000     Revenue Refunding Bonds,
                                            Series 10,
                                            4.600% 10/01/00                     Aa     AA1              0     1,513,125   1,513,125
          0        300,000      300,000     Special Obligation Bonds,
                                            6.400% 10/01/00                     Aa     AA1              0       321,375     321,375
          0      1,000,000    1,000,000   Orlando, Florida, Utility
                                            Commisssion, Water &
                                            Electric Revenue
                                            Refunding, Bonds,
                                            5.200% 10/01/00                     Aa     AA1              0     1,028,750   1,028,750
          0        600,000      600,000   Tampa, Florida, Guaranteed
                                            Entitlement Revenue
                                            Refunding Bonds,
                                            (AMBAC Insured),
                                            6.500% 10/01/99                    Aaa     AAA              0       636,000     636,000
                                                                                           -----------------------------------------
                                                                                                5,818,567     5,038,000  10,856,567
                                                                                           -----------------------------------------

                                          GEORGIA - 2.1%
  1,500,000              0    1,500,000   Burke County, Georgia,
                                            Development Authority,
                                            PCR, (Oglethorpe Power
                                            Corporation), Series B,
                                            4.700% 01/01/04                     NR      A+      1,458,225             0   1,458,225
  1,500,000              0    1,500,000   Fulco, Georgia, Hospital
                                            Authority Revenue, Revenue
                                            Anticipation Certificates,
                                            5.100 10/01/05                      A       A       1,474,740             0   1,474,740
                                          Georgia Municpal Electric
                                            Authority, Power Revenue
                                            Refunding Bonds:
          0        300,000      300,000     Series Q,
                                            7.400% 01/01/98                     A       A               0       310,125     310,125
          0        300,000      300,000     Series U,
                                            6.800% 01/01/03                     A       A               0       324,375     324,375
          0        300,000      300,000   Georgia State, GO,
                                            7.000% 01/01/00                    Aa+     AAA              0       328,875     328,875
          0        200,000      200,000   Georgia State Public
                                            Improvements, GO, Series C,
                                            6.500% 04/01/04                    Aa+     AAA              0       221,000     221,000
                                          Gwinnett County, Georgia, GO:
          0        700,000      700,000     Refunding Bonds,
                                            Series 1992,
                                            4.875% 01/01/99                    Aa+     AA1              0       708,750     708,750
          0      1,615,000    1,615,000     Series A,
                                            5.100% 02/01/01                    Aa+     AA1              0     1,651,338   1,651,338
                                                                                           -----------------------------------------
                                                                                                2,932,965     3,544,463   6,477,428
                                                                                           -----------------------------------------

                                          GUAM - 0.5%
  1,500,000              0    1,500,000   Government of Guam, GO,
                                            Series A
                                            5.200% 11/15/08                     NR     BBB      1,414,815             0   1,414,815
                                                                                           -----------------------------------------

                                          HAWAII - 3.5%
          0        700,000      700,000   Hawaii County, Hawaii,
                                            Series 1993A,
                                            (FGIC Insured),
                                            4.800% 05/01/00                    Aaa     AAA              0       703,500     703,500
                                          Hawaii State, GO:
          0      2,000,000    2,000,000     5.000% 03/01/03                     Aa      AA              0     2,017,500   2,017,500
          0        600,000      600,000     Refunding Bonds,
                                            Series 1992BW.
                                            5.500% 03/01/99                     Aa      AA              0       614,250     614,250
          0        900,000      900,000     Refunding Bonds, Series CC,
                                            4.600% 02/01/00                     Aa      AA              0       901,125     901,125
          0      1,000,000    1,000,000     School and Public
                                            Improvements, Series BU,
                                            5.850% 11/01/01                     Aa      AA              0     1,053,750   1,053,750
          0        300,000      300,000     Series BZ,
                                            5.400% 10/01/01                     Aa      AA              0       310,125     310,125
          0      2,000,000    2,000,000     Series CJ,
                                            5.625% 01/01/02                     Aa      AA              0     2,080,000   2,080,000
                                          Honolulu City and County,
                                            Hawaii, GO, Refunding Bonds:
          0        600,000      600,000     Series B,
                                            4.600% 10/01/99                     Aa      AA              0       601,500     601,500
          0        900,000      900,000     1992 One,
                                            5.375% 06/01/99                     Aa      AA              0       920,250     920,250
                                          Hololulu City and County,
                                            Public Improvements, GO:
          0      1,300,000    1,300,000     Series A,
                                            5.250% 01/01/01                     Aa      AA              0     1,327,625   1,327,625
          0        500,000      500,000     Series 1994A,
                                            5.000% 04/01/99                     Aa      AA              0       506,250     506,250
                                                                                                 -----------------------------------
                                                                                                        0    11,035,875  11,035,875
                                                                                                 -----------------------------------




NATIONS FUND
NATIONS INTERMEDIATE MUNICIPAL BOND FUND
PILOT INTERMEDIATE MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996

                   PRINCIPAL
                    AMOUNT                                                                                   VALUE

====================================================================================================================================
    NATIONS       PILOT                                SECURITY                                NATIONS      PILOT
 INTERMEDIATE  INTERMEDIATE                            DESCRIPTION                           INTERMEDIATE INTERMEDIATE
   MUNICIPAL    MUNICIPAL                                                           RATING    MUNICIPAL   MUNICIPAL
   BOND FUND    BOND FUND       COMBINED                                       MOODY'S  S&P   BOND FUND   BOND FUND        COMBINED
====================================================================================================================================
                                            MUNICIPAL BONDS AND NOTES
                                              (CONTINUED)
                                            ILLINOIS - 9.4%
$2,500,000             $0      $2,500,000   Chicago, Illinois, Gas
                                              Supply Revenue,
                                              6.875% 03/01/15                    Aa3    AA-   $2,681,950          $0      $2,681,950
         0      1,100,000       1,100,000   Chicago, Illinois,
                                              Metropolitan Water Capital
                                              Improvement, GO,
                                              5.000% 12/01/02                     Aa     AA            0   1,106,875       1,106,875
         0      2,165,000       2,165,000   Chicago, Illinois,
                                              Metropolitan Water
                                              Reclamation District, GO,
                                              5.750% 12/01/01                     Aa     AA            0   2,259,719       2,259,719
 2,000,000              0       2,000,000   Chicago, Illinois, O'Hare
                                              International Airport
                                              Revenue, Passenger Facility
                                              Charge, Series B, AMT,
                                              (AMBAC Insured),
                                              5.000% 01/01/02                    Aaa    AAA    1,998,940           0       1,998,940
                                            Chicago, Illinois, School
                                              Financing Authority, GO:
 2,000,000              0       2,000,000     4.800% 06/01/04                    Aaa    AAA    1,952,760           0       1,952,760
 1,160,000              0       1,160,000     Series A,
                                              4.900% 06/01/05                    Aaa    AAA    1,131,139           0       1,131,139
         0        600,000         600,000   Chicago Water Revenue
                                              Refunding Bonds,
                                              (AMBAC Insured),
                                              5.600% 11/01/04                    Aaa    AAA            0     619,500         619,500
         0      1,500,000       1,500,000   Cook County, Illinois, GO,
                                              5.100% 11/12/03                    Aaa    AAA            0   1,511,250       1,511,250
         0        100,000         100,000   Du Page County, Illinois,
                                              Jail Project, GO,
                                              Revenue Bonds,
                                              9.000% 01/01/00                    Aaa    AAA            0     113,125         113,125
         0        300,000         300,000   Du Page County, Illinois,
                                              Stormwater Project, GO,
                                              Revenue Bonds,
                                              9.000% 01/01/00                    Aaa    AAA            0     339,375         339,375
         0        900,000         900,000   Du Page County, Illinois,
                                              Water Commission Revenue
                                              Refunding Bonds,
                                              5.000% 05/01/02                     Aa    AA1            0     913,500         913,500
                                            Illinois State, GO Bonds:
         0      1,450,000       1,450,000     5.000% 06/01/02                    Aa-    AA1            0   1,459,062       1,459,062
         0      1,100,000       1,100,000     5.500% 08/01/03                    Aa-     A1            0   1,134,375       1,134,375
         0      1,900,000       1,900,000     Sales Tax Revenue Bonds,
                                              Series Q,
                                              5.300% 06/15/00                    Aaa     A1            0   1,933,250       1,933,250
                                            Illinois State Health
                                              Facilities Authority
                                              Revenue:
 1,100,000              0       1,100,000     (Edward Hospital Project),
                                              Series A,
                                              5.750% 02/15/09                     A      A     1,080,838           0       1,080,838
 1,000,000              0       1,000,000     (Lutheran General Health
                                              Systems Project), Series C,
                                              5.250% 04/01/02                     A      A+    1,002,360           0       1,002,360
         0      1,300,000       1,300,000   Illinois State Toll Highway,
                                              Priority Revenue Refunding,
                                              Series A,
                                              4.500% 01/01/00                     A      A1            0   1,290,250       1,290,250
 1,595,000              0       1,595,000   Lake County, Illinois,
                                              High School District
                                              No. 125, (Adlai E. Stevenson
                                              High School),
                                              5.000% 01/01/04                    Aa1     NR    1,598,732           0       1,598,732
 1,050,000              0       1,050,000   Lansing, Illinois, Sales
                                              Tax Increment Revenue,
                                              Refunding,
                                              6.500% 12/01/02                     NR    BBB    1,099,182           0       1,099,182
 2,000,000              0       2,000,000   Metropolitan Pier and
                                              Expositon Authority,
                                              Illinois, Dedicated Tax
                                              Revenue Refunding,
                                              (McCormick Place Expansion
                                              Project), Series A,
                                              (AMBAC Insured),
                                              6.000% 12/15/06                    Aaa    AAA    2,115,560           0       2,115,560
         0        600,000         600,000   Northwest Suburban Municipal
                                              Water Agency, Revenue
                                              Refunding Bonds,
                                              (MBIA Insured),
                                              5.400% 05/01/99                    Aaa    AAA            0     612,750         612,750
 1,000,000              0       1,000,000   Regional Transportation
                                              Authority, Illinois,
                                              Series A, (FGIC Insured),
                                              6.350% 11/01/04                    Aaa    AAA    1,075,470           0       1,075,470
         0        500,000         500,000   Waukegan, Illinois, GO,
                                              Refunding Bonds,
                                              (FGIC Insured),
                                              5.400% 01/01/00                    Aaa    AAA            0     511,875         511,875
                                                                                            ----------------------------------------
                                                                                              15,736,931  13,804,906      29,541,837
                                                                                            ----------------------------------------
                                            INDIANA - 1.1%
         0        900,000         900,000   Indiana Municipal Power
                                              Supply System Revenue
                                              Refunding Bonds,
                                              Series B, (MBIA Insured),
                                              5.375% 01/01/03                    Aaa    AAA            0     919,125         919,125
                                            Indiana State Health
                                              Facilities Financing
                                              Authority, Hospital Revenue
                                              Refunding, (Methodist
                                              Hospital Inc. Project):
 1,280,000              0       1,280,000     6.200% 09/15/00                     Aa     NR    1,348,109           0       1,348,109
 1,040,000              0       1,040,000     6.500% 09/15/02                     Aa     NR    1,122,836           0       1,122,836
                                                                                            ----------------------------------------
                                                                                               2,470,945     919,125       3,390,070
                                                                                            ----------------------------------------
                                             KANSAS - 0.1%
         0        100,000         100,000   Johnson County, Kansas,
                                              Unified School District
                                              No. 229, GO, Refunding
                                              Bonds, (FGIC Insured),
                                              7.100% 03/01/99                    Aaa    AAA            0     102,506         102,506
         0        300,000         300,000   Kansas State, Department of
                                              Transportation Highway
                                              Revenue Bonds,
                                              Series A,
                                              4.100% 09/01/00                     Aa     AA            0     291,750         291,750
                                                                                              --------------------------------------
                                                                                                       0     394,256         394,256
                                                                                              --------------------------------------


NATIONS FUND
NATIONS INTERMEDIATE MUNICIPAL BOND FUND
PILOT INTERMEDIATE MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996

                 PRINCIPAL
                  AMOUNT                                                                                         VALUE

====================================================================================================================================
   NATIONS        PILOT                        SECURITY                                           NATIONS        PILOT
INTERMEDIATE  INTERMEDIATE                    DESCRIPTION                                      INTERMEDIATE  INTERMEDIATE
  MUNICIPAL     MUNICIPAL                                                         RATING         MUNICIPAL     MUNICIPAL
  BOND FUND     BOND FUND    COMBINED                                       MOODY'S    S&P       BOND FUND     BOND FUND    COMBINED
====================================================================================================================================
                                        MUNICIPAL BONDS AND NOTES
                                         (CONTINUED)
                                        KENTUCKY - 0.2%
       $0       $700,000     $700,000   Kentucky State Turnpike
                                          Authority, Economic
                                          Deveopment Revitalization
                                          Project, (AMBAC Insured),
                                          4.900% 07/01/00                    Aaa      AAA             $0      $707,000      $707,000
                                                                                             ---------------------------------------


                                        LOUISIANA - 0.3%
                                        Louisiana State:
        0        300,000      300,000     GO,Refunding Bonds,
                                          Series A,
                                          6.600% 08/01/97                     A-      BAA1             0       305,136       305,136
        0        700,000      700,000     Series A, (MBIA Insured),
                                          6.700% 08/01/98                    Aaa      AAA              0       726,915       726,915
                                                                                             ---------------------------------------
                                                                                                       0     1,032,051     1,032,051
                                                                                             ---------------------------------------

                                        MAINE - 1.1%
        0      1,000,000    1,000,000   Maine Municipal Bond
                                          Bank, Series E,
                                          5.250% 11/01/04                    Aaa      AAA              0     1,021,250     1,021,250
2,325,000              0    2,325,000   Maine State, Municpal Board
                                          Refunding, Series A,
                                          4.900% 11/01/02                     Aa       A+      2,339,485             0     2,339,485
                                                                                             ---------------------------------------
                                                                                               2,339,485     1,021,250     3,360,735
                                                                                             ---------------------------------------

                                        MARYLAND - 2.5%
1,500,000              0    1,500,000   Baltimore, Maryland,
                                          Port Facilities Revenue,
                                          Consolidated Coal Sales,
                                          Series 85,
                                          6.500% 12/01/10                    Aa3    AA-/A-1+   1,626,255             0     1,626,255
1,720,000              0    1,720,000   Maryland State
                                          Transportation Authority,
                                          Special Obligation Revenue,
                                          (Baltimore/Washington D.C.
                                          International Airport
                                          Project), Series A,
                                          AMT, (FGIC Insured),
                                          6.400% 07/01/19                    Aaa      AAA      1,771,841             0     1,771,841
                                        Washington Suburban
                                          Sanitation District
                                          Authority, Maryland, Water
                                          Supply Revenue, GO:
        0      2,000,000    2,000,000     5.000% 06/01/04                    Aa1       AA              0     2,012,500     2,012,500
2,500,000              0    2,500,000     4.900% 12/01/05                    Aa1       AA      2,479,450             0     2,479,450
                                                                                             ---------------------------------------
                                                                                               5,877,546     2,012,500     7,890,046
                                                                                             ---------------------------------------

                                        MASSACHUSETTS - 2.2%
                                        Massachusetts State, GO:
                                          Series B:
        0        300,000      300,000     7.250% 04/01/99                     A+       A1              0       319,125       319,125
        0      1,000,000    1,000,000     Refunding,
                                          5.000% 11/01/01                     A+       A1              0     1,017,500     1,017,500
        0        300,000      300,000     Series C,
                                          7.000% 12/01/97                     A+       A1              0       310,125       310,125
                                          Series D:
        0        400,000      400,000     6.375% 07/01/00                     A+       A1              0       425,500       425,500
        0      1,260,000    1,260,000     5.125% 11/01/01                    Aaa      AAA              0     1,285,200     1,285,200
        0      1,500,000    1,500,000   Massachusetts State
                                          Turnpike Authority,
                                          Series A,
                                          5.000% 06/01/99                     A+       A1              0     1,522,500     1,522,500
2,000,000              0    2,000,000   New England Education
                                          Loan Marketing Corporation,
                                          Series A, AMT,
                                          5.700% 07/01/05                     A1       A-      2,034,240             0     2,034,240
                                                                                             ---------------------------------------
                                                                                               2,034,240     4,879,950     6,914,190
                                                                                             ---------------------------------------
                                        MICHIGAN - 2.5%
2,500,000              0    2,500,000   Detroit, Michigan,
                                          Convention Facilities
                                          Revenue Refunding,
                                          (Cobo Hall
                                          Expansion Project),
                                          (FSA Insured)
                                          5.100% 09/30/04                    Aaa      AAA      2,500,000             0     2,500,000
                                        Detroit, Michigan,
                                          Refunding, GO:
2,000,000              0    2,000,000     5.800% 05/01/97                     NR      BBB      2,018,880             0     2,018,880
1,000,000              0    1,000,000     Series B,
                                          6.750% 04/01/03                    Ba1      BBB      1,059,170             0     1,059,170
                                        Michigan State:
        0        900,000      900,000     Recreation Program, GO,
                                          Series 1992,
                                          5.500% 11/01/99                     Aa       AA              0       928,125       928,125
        0        600,000      600,000     Trunk Line, Series 1994A,
                                          5.250% 11/15/00                    Aa-       A1              0       612,750       612,750
        0        600,000      600,000   University of Michigan,
                                          University Revenue
                                          Refunding, Student Fee,
                                          4.600% 04/01/99                    Aa+      AA1              0       603,000       603,000
                                                                                             ---------------------------------------
                                                                                               5,578,050     2,143,875     7,721,925
                                                                                             ---------------------------------------




NATIONS FUND
NATIONS INTERMEDIATE MUNICIPAL BOND FUND
PILOT INTERMEDIATE MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996

                   PRINCIPAL
                    AMOUNT                                                                                    VALUE

====================================================================================================================================
    NATIONS        PILOT                       SECURITY                                         NATIONS       PILOT
 INTERMEDIATE  INTERMEDIATE                   DESCRIPTION                                    INTERMEDIATE INTERMEDIATE
   MUNICIPAL     MUNICIPAL                                                         RATING     MUNICIPAL    MUNICIPAL
   BOND FUND     BOND FUND    COMBINED                                         MOODY'S  S&P   BOND FUND    BOND FUND    COMBINED
====================================================================================================================================
                                         MUNICIPAL BONDS AND NOTES
                                           (CONTINUED)
                                         MINNESOTA - 1.1%
        $0       $900,000     $900,000   Metropolitan Council, GO,
                                           Minneapolis-St. Paul, Series A,
                                           5.000% 12/01/04                       Aaa    AAA           $0     $902,250    $902,250
                                         Minnesota State, GO:
         0        900,000      900,000     Refunding Bonds,
                                           4.875% 08/01/00                       Aa+    AAA            0      912,375     912,375
         0        300,000      300,000     Various Purpose,
                                           6.400% 08/01/99                       Aa+    AAA            0      316,125     316,125
         0        300,000      300,000   Ramsey County, Minnesota,
                                           GO, Refunding Capital
                                           Improvement, Series C,
                                           5.150% 12/01/00                       Aa+    AAA            0      308,250     308,250
         0        900,000      900,000   St. Paul, Minnesota, Sewer
                                           Revenue Refunding Bonds,
                                           (AMBAC Insured),
                                           5.100% 12/01/01                       Aaa    AAA            0      909,000     909,000
                                                                                             -------------------------------------
                                                                                                       0    3,348,000   3,348,000
                                                                                             -------------------------------------

                                         MISSOURI - 10.2%
         0        300,000      300,000   Clay County, Missouri,
                                           Public School District 53,
                                           GO, Series B,
                                           (MBIA Insured),
                                           5.000% 03/01/03                       Aaa    AAA            0      303,000     303,000
         0        400,000      400,000   Columbia, Missouri, GO,
                                           Refunding,
                                           5.200% 10/01/00                        Aa     AA            0      411,000     411,000
         0        100,000      100,000   Independence, Missouri,
                                           School District, GO Bonds:
                                           6.100% 03/01/01                        NR     A             0      105,750     105,750
                                         Kansas City, Missouri:
         0        300,000      300,000     Airport Revenue Bonds,
                                           7.400% 09/01/98                        A      A             0      315,642     315,642
 2,000,000              0    2,000,000   Kansas City, Missouri,
                                           Industrial Development
                                           Authority, PCR,
                                           (General Motors Corporation
                                           Project),
                                           6.050% 04/01/06                        A3     A-    2,060,140            0   2,060,140
         0      1,000,000    1,000,000   Kansas City, Missouri,
                                           Municipal Assistance
                                           Revenue Bonds,
                                           4.800% 04/15/03                       Aaa    AAA            0      995,000     995,000
         0        200,000      200,000   Kansas City, Missouri,
                                           Public Safety, GO Bonds,
                                           6.200% 09/01/97                        Aa     AA            0      201,956     201,956
         0      1,300,000    1,300,000   Kansas City, Missouri,
                                           Pre-refunded 02/01/98 @ 102,
                                           (FGIC Insured),
                                           School District Building,
                                           Leasehold Revenue, Series A,
                                           7.900% 02/01/08                       Aaa    AAA            0    1,389,375   1,389,375
                                         Kansas City, Missouri,
     `                                     Various Purpose:
         0        300,000      300,000     6.300% 03/01/03                        Aa     AA            0      316,500     316,500
         0        300,000      300,000     6.400% 03/01/04                        Aa     AA            0      316,500     316,500
         0        600,000      600,000     6.000% 03/01/07                        Aa     AA            0      618,000     618,000
         0        200,000      200,000   Kansas City, Missouri,
                                           Water Revenue Bonds,
                                           Series B, (AMBAC Insured),
                                           6.600% 12/01/02                        Aa     AA            0      208,250     208,250
         0        300,000      300,000   Mehlville, Missouri,
                                           School District No. 9,
                                           GO, (MBIA Insured),
                                           5.000% 02/15/00                       Aaa    AAA            0      304,875     304,875
                                         Missouri State:
         0      1,000,000    1,000,000     Environmental Bonds,
                                           5.500% 12/01/05                        Aa     A1            0    1,037,500   1,037,500
         0        200,000      200,000     Environmental Improvement &
                                           Energy Authority,
                                           Water Pollution
                                           Control Revenue Bonds,
                                           Series A,
                                           5.400% 07/01/97                        NR     AA            0      202,446     202,446
                                         Missouri State, Health and
                                           Educational Facilities
                                           Authority Revenue:
                                           Barnes Hospital:
         0        200,000      200,000     6.550% 12/15/97                       Aaa     NR            0      206,500     206,500
         0        200,000      200,000     6.650% 12/15/98                       Aaa     NR            0      210,500     210,500
         0        200,000      200,000     6.750% 12/15/99                       Aaa     NR            0      214,250     214,250
                                           Barnes-Jewish:
                                           Series A:
         0      1,200,000    1,200,000     4.000% 05/15/98                        Aa     AA            0    1,197,000   1,197,000
         0        600,000      600,000     5.900% 05/15/04                        Aa     AA            0      635,250     635,250
                                           Refunding and Improvement,
                                           Christian Health, Series A,
                                           (FGIC Insured):
         0        300,000      300,000     6.250% 02/15/98                       Aaa    AAA            0      309,000     309,000
         0        300,000      300,000     6.400% 02/15/00                       Aaa    AAA            0      318,750     318,750
         0        600,000      600,000     Pre-refunded 02/15/01 @ $102,
                                           6.600% 02/15/02                       Aaa    AAA            0      657,750     657,750
         0      3,000,000    3,000,000     Drury College, Series A,++
                                           3.250% 08/15/21                        NR    AA3            0    3,000,000   3,000,000
         0        300,000      300,000     General Tuition, St. Louis
                                           University, (AMBAC Insured),
                                           6.100% 08/01/99                       Aaa    AAA            0      313,500     313,500




NATIONS FUND
NATIONS INTERMEDIATE MUNICIPAL BOND FUND
PILOT INTERMEDIATE MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996

                   PRINCIPAL
                    AMOUNT                                                                                        VALUE

====================================================================================================================================
    NATIONS         PILOT                         SECURITY                                        NATIONS        PILOT
 INTERMEDIATE   INTERMEDIATE                     DESCRIPTION                                    INTERMEDIATE  INTERMEDIATE
   MUNICIPAL      MUNICIPAL                                                         RATING        MUNICIPAL     MUNICIPAL
   BOND FUND      BOND FUND    COMBINED                                        MOODY'S  S&P       BOND FUND     BOND FUND   COMBINED
====================================================================================================================================
                                          MUNICIPAL BONDS AND NOTES
                                           (CONTINUED)
                                          MISSOURI (CONTINUED)
         $0       $300,000     $300,000     Missouri Baptist Medical
                                            Center, Series 1990A,
                                            7.300% 07/01/99                        NR     NR            $0      $322,500    $322,500
          0        600,000      600,000     St. Louis University,
                                            Refunding, (AMBAC Insured),
                                            4.100% 10/01/00                       Aaa    AAA             0       588,750     588,750
          0      1,000,000    1,000,000     St. Louis Childrens
                                            Hospital, (MBIA Insured),
                                            5.400% 06/01/99                       Aaa    AAA             0     1,027,500   1,027,500
          0        100,000      100,000     St. Lukes Hospital,
                                            Kansas City,
                                            (MBIA Insured),
                                            6.500% 11/15/02                       Aaa    AAA             0       109,250     109,250
                                            St. Lukes Episcopal/
                                            Presbyterian Hospital:
          0        300,000      300,000     (FGIC Insured),
                                            4.700% 12/01/98                       Aaa    AAA             0       304,124     304,124
          0        200,000      200,000     (FGIC Insured),
                                            6.600% 12/01/00                       Aaa    AAA             0       213,500     213,500
          0        600,000      600,000     St. Lukes Health System,
                                            (MBIA Insured),
                                            4.250% 11/15/01                       Aaa    AAA             0       585,750     585,750
                                            Sisters of Mercy,
                                            Series E:
          0        300,000      300,000     7.000% 06/01/98                        Aa     AA             0       313,125     313,125
          0        700,000      700,000     7.000% 06/01/99                        Aa     AA             0       745,500     745,500
                                            SSM Health Care:
          0        400,000      400,000     (BIGI Insured),
                                            7.000% 06/01/97                       Aaa    AAA             0       408,776     408,776
          0      1,500,000    1,500,000     Series AA, (MBIA Insured),
                                            5.400% 06/01/00                       Aaa    AAA             0     1,539,375   1,539,375
                                            Series B, (MBIA Insured):
          0        200,000      200,000     6.500% 06/01/98                       Aaa    AAA             0       207,750     207,750
          0        200,000      200,000     6.400% 06/01/97                       Aaa    AAA             0       203,612     203,612
          0        400,000      400,000   Missouri State Office
                                            Building Special
                                            Obligation Revenue,
                                            Series A 1991,
                                            5.900% 12/01/01                        Aa     AA             0       424,000     424,000
                                          Missouri State, Third
                                            State Building, GO,
                                            Refunding Bonds:
          0        900,000      900,000     Series A,
                                            5.000% 08/01/01                       Aaa    AAA             0       918,000     918,000
          0        300,000      300,000     Series B,
                                            5.500% 11/01/01                       Aaa    AAA             0       313,125     313,125
                                          Missouri State, Water
                                            Pollution Control, GO,
                                            Series B, Pre-refunded
                                            11/01/01 @ $100:
          0        200,000      200,000     5.700% 11/01/02                       Aaa    AAA             0       210,250     210,250
          0        300,000      300,000     5.800% 11/01/03                       Aaa    AAA             0       316,875     316,875
                                          Springfield, Missouri,
                                            School District, No. R12,
                                            School Building, GO,
                                            Refunding Bonds:
                                            Series A, (FGIC Insured):
          0        300,000      300,000     6.400% 03/01/03                       Aaa    AAA             0       318,750     318,750
          0        300,000      300,000     6.400% 03/01/04                       Aaa    AAA             0       318,375     318,375
          0        300,000      300,000     6.250% 03/01/05                       Aaa    AAA             0       316,500     316,500
          0        400,000      400,000   Springfield, Missouri,
                                            Waterworks Revenue
                                            Refunding Bonds,
                                            Series B,
                                            4.750% 05/01/02                        A+     AA             0       401,000     401,000
          0        600,000      600,000   St. Louis County,
                                             Missouri, Pattonville
                                             School District No. R-3,
                                             GO, (FGIC Insured),
                                             5.700% 02/01/01                       Aaa    AAA             0       626,250    626,250
          0      1,300,000    1,300,000   St. Louis County, Missouri,
                                             Refunding and Improvement,
                                             Series A,
                                             4.800% 02/01/03                       Aaa    AAA             0     1,298,375  1,298,375
                                          St. Louis County, Missouri,
                                             Regional Convention and
                                             Sports Complex,
                                            Series B:
          0        200,000      200,000     6.200% 08/15/98                       BBB+    A              0       205,250     205,250
          0        100,000      100,000     6.300% 08/15/99                       BBB+    A              0       103,625     103,625
                                          St. Louis County, Missouri,
                                            Rockwood School District
                                            No. R-6, GO:
          0        700,000      700,000     5.000% 02/01/03                        NR     AA             0       701,750     701,750
                                            Pre-refunded 02/01/99 @
                                            $100:
          0        500,000      500,000     6.000% 02/01/01                        NR    AAA             0       519,375     519,375
          0        400,000      400,000     6.000% 02/01/02                        NR    AAA             0       415,500     415,500










NATIONS FUND
NATIONS INTERMEDIATE MUNICIPAL BOND FUND
PILOT INTERMEDIATE MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996

                 PRINCIPAL
                  AMOUNT                                                                                         VALUE

====================================================================================================================================
    NATIONS       PILOT                       SECURITY                                        NATIONS          PILOT
 INTERMEDIATE  INTERMEDIATE                   DESCRIPTION                                   INTERMEDIATE    INTERMEDIATE
   MUNICIPAL    MUNICIPAL                                                         RATING     MUNICIPAL       MUNICIPAL
   BOND FUND    BOND FUND      COMBINED                                      MOODY'S   S&P   BOND FUND       BOND FUND      COMBINED
====================================================================================================================================
                                          MUNICIPAL BONDS AND NOTES
                                         (CONTINUED)
                                          MISSOURI (CONTINUED)
      $0       $300,000        $300,000   St. Louis, Missouri,
                                            School District, GO,
                                            (FGIC Insured),
                                            6.500% 04/01/03                   Aaa     AAA         $0        $330,750       $330,750
                                            Mississippi River
                                            Subdivision, GO,
                                             Refunding Bonds:
       0        400,000         400,000     6.300% 02/15/01                   Aaa     AAA          0         422,000        422,000
       0        400,000         400,000     6.400% 02/15/02                   Aaa     AAA          0         422,000        422,000
                                          University of Missouri,
                                            Revenue Refunding Bonds,
                                            (AMBAC Insured):
                                            Series A:
       0        100,000         100,000     6.050% 11/01/96                   Aaa     AAA          0         100,212        100,212
       0        200,000         200,000     6.100% 11/01/97                   Aaa     AAA          0         204,060        204,060
       0        200,000         200,000     6.200% 11/01/98                   Aaa     AAA          0         207,000        207,000
                                            Series B:
       0        200,000         200,000     6.050% 11/01/96                   Aaa     AAA          0         200,425        200,425
       0        200,000         200,000     6.100% 11/01/97                   Aaa     AAA          0         204,060        204,060
       0        100,000         100,000     6.200% 11/01/98                   Aaa     AAA          0         103,500        103,500
                                                                                           -----------------------------------------
                                                                                           2,060,140      29,958,813     32,018,953
                                                                                           -----------------------------------------

                                          NEBRASKA - 0.8%
       0      1,000,000       1,000,000   Nebraska Public Power
                                          District Revenue,
                                          Power Supply System,
                                            5.300% 01/01/02                    A+      A1          0       1,020,000      1,020,000
                                          Omaha, Nebraska, Public
                                            Power District
                                            Electric Revenue:
       0        900,000         900,000     Series A,
                                            5.400% 02/01/98                   Aaa      NR          0         916,875        916,875
       0        600,000         600,000     Series D,
                                            4.750% 02/01/04.                   Aa      AA          0         591,000        591,000
                                                                                           -----------------------------------------
                                                                                                   0       2,527,875      2,527,875
                                                                                           -----------------------------------------

                                          NEVADA - 2.3%
       0        400,000         400,000   Clark County,
                                            Nevada, GO,
                                            Revenue Bonds,
                                            Series A, (AMBAC Insured),
                                            5.500% 06/01/98                   Aaa     AAA          0         408,000        408,000
                                          Clark County, Nevada,
                                            School District, GO,
                                            Series A:
       0        300,000         300,000     (AMBAC Insured),
                                            6.500% 06/01/02                   Aaa     AAA          0         324,375        324,375
1,500,000             0       1,500,000     (MBIA Insured),
                                            6.700% 03/01/06                   Aaa     AAA  1,602,750               0      1,602,750
                                          Nevada State, GO:
       0      1,000,000       1,000,000     Bk. No. 38-39A,
                                            6.000% 07/01/01                    Aa      NR          0       1,055,000      1,055,000
1,000,000             0       1,000,000     Municipal, Escrow to
                                            Maturity,
                                            7.000% 01/01/03                   Aaa     AAA  1,087,480               0      1,087,480
       0      1,000,000       1,000,000     Series A,
                                            5.800% 05/01/00                    Aa      AA          0       1,040,000      1,040,000
       0      1,500,000       1,500,000   Washoe County, GO,
                                            Refunding Bonds,
                                            (AMBAC Insured),
                                            5.000% 09/01/01                   Aaa     AAA          0       1,526,250      1,526,250
                                                                                           -----------------------------------------
                                                                                           2,690,230       4,353,625      7,043,855
                                                                                           -----------------------------------------

                                          NEW JERSEY - 2.4%
       0      1,100,000       1,100,000   Bergen County, New Jersey,
                                            Utilities Authority,
                                            Water Pollution
                                            Control Revenue,
                                            Series B, (FGIC Insured),
                                            5.500% 12/15/02                   Aaa     AAA          0       1,145,375      1,145,375
       0      3,000,000       3,000,000   New Jersey State, GO,
                                            5.125% 01/01/02                   Aa+     AA1          0       3,063,750      3,063,750
                                          New Jersey State
                                            Transportation Trust Fund
                                             Authority:
       0      1,100,000       1,100,000     Series A (AMBAC Insured),
                                            5.200% 12/15/00                   Aaa     AAA          0       1,127,500      1,127,500
       0      2,000,000       2,000,000     Series B (MBIA Insured),
                                            5.000% 06/15/02                   Aaa     AAA          0       2,015,000      2,015,000
                                                                                           -----------------------------------------
                                                                                                   0       7,351,625      7,351,625
                                                                                           -----------------------------------------

                                          NEW MEXICO - 1.3%
       0      1,400,000       1,400,000   Albuquerque, New Mexico,
                                            GO Bonds, Series A and B,
                                            4.700% 07/01/00                    Aa      AA          0       1,408,750      1,408,750
       0      2,000,000       2,000,000   New Mexico State Capital
                                            Project, GO Bonds,
                                            5.250% 09/01/03                   Aa+     AA1          0       2,025,000      2,025,000
       0        600,000         600,000   New Mexico State Severance
                                            Tax, Series B,
                                            5.100% 07/01/00                    Aa      AA          0         612,000        612,000
                                                                                           -----------------------------------------
                                                                                                   0       4,045,750      4,045,750
                                                                                           -----------------------------------------




NATIONS FUND
NATIONS INTERMEDIATE MUNICIPAL BOND FUND
PILOT INTERMEDIATE MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996

                   PRINCIPAL
                    AMOUNT                                                                                         VALUE

====================================================================================================================================
    NATIONS          PILOT                     SECURITY                                             NATIONS       PILOT
 INTERMEDIATE    INTERMEDIATE                 DESCRIPTION                                        INTERMEDIATE  INTERMEDIATE
   MUNICIPAL       MUNICIPAL                                                       RATING         MUNICIPAL    MUNICIPAL
   BOND FUND       BOND FUND   COMBINED                                      MOODY'S   S&P        BOND FUND     BOND FUND   COMBINED
====================================================================================================================================
                                           MUNICIPAL BONDS AND NOTES
                                            (CONTINUED)
                                           NEW YORK - 1.0%
       $0       $300,000        $300,000   New York State, GO,
                                             6.750% 06/15/99                     A-      A              $0      $317,250    $317,250
                                           New York State, Various
                                             Purpose GO Bonds:
        0        600,000         600,000     6.600% 11/15/98                     A-      A               0       629,250     629,250
        0      1,100,000       1,100,000     6.700% 11/15/99                     A-      A               0     1,170,125   1,170,125
                                           New York State Tollway
                                             Authority Bonds,
                                             Series B,
        0      1,000,000       1,000,000     5.000% 04/01/00                    Aaa     AAA              0     1,015,000   1,015,000
                                                                                             ---------------------------------------
                                                                                                         0     3,131,625   3,131,625
                                                                                             ---------------------------------------

                                           NORTH CAROLINA - 0.1%
        0        300,000         300,000   North Carolina State, GO,
                                             5.600% 04/01/00                    Aaa     AAA              0       311,250     311,250
                                                                                             ---------------------------------------


                                           OHIO - 0.7%
        0      1,000,000       1,000,000   Cleveland, Ohio, GO,
                                             (AMBAC Insured),
                                             4.900% 9/01/04                     Aaa     AAA              0     1,003,750   1,003,750
        0        900,000         900,000   Columbus, Ohio, GO,
                                             Refunding Bonds,
                                             Series D,
                                             4.750% 09/15/00                    Aaa     AAA              0       910,125     910,125
        0        300,000         300,000   Ohio State Water
                                             Development Authority
                                             Revenue, Pure Water,
                                             Series I, (MBIA Insured),
                                             7.000% 06/01/99                    Aaa     AAA              0       320,250     320,250
                                                                                             ---------------------------------------
                                                                                                         0     2,234,125   2,234,125
                                                                                             ---------------------------------------

                                           OKLAHOMA - 0.7%
        0      2,000,000       2,000,000   Tulsa, Oklahoma, GO,
                                             5.130% 05/01/02                     Aa      AA              0     2,042,500   2,042,500
                                                                                             ---------------------------------------


                                           OREGON - 1.8%
        0      3,000,000       3,000,000   Multnomah County, Oregon,
                                             School District 1J,
                                             GO, Portland,+
                                             5.500% 06/01/05                    Aa-      AA              0     3,090,000   3,090,000
        0      1,300,000       1,300,000   Portland, Oregon, Sewer
                                             System Revenue,
                                             Series A,
                                             5.450% 06/01/03                     A+      A1              0     1,350,375   1,350,375
        0      1,300,000       1,300,000   Washington County,
                                             Oregon, University
                                             Sewer Agency,
                                             (AMBAC Insured),
                                             5.300% 10/01/01                    Aaa     AAA              0     1,339,000   1,339,000
                                                                                             ---------------------------------------
                                                                                                         0     5,779,375   5,779,375
                                                                                             ---------------------------------------

                                           PENNSYLVANIA - 2.3%
2,000,000              0       2,000,000   Geisinger Authority,
                                             Pennsylvania, Health
                                             Systems Revenue,
                                             Series A,
                                             6.000% 07/01/01                     Aa      AA      2,098,140             0   2,098,140
1,000,000              0       1,000,000   Pennsylvania Intergoverment
                                             Cooperative Authority,
                                             Special Tax Revenue,
                                             Philadelphia Funding
                                             Program, (FGIC Insured),
                                             7.000% 06/15/05                    Aaa     AAA      1,140,470             0   1,140,470
2,500,000              0       2,500,000   Philadelphia, Pennsylvania,
                                             Industrial Development
                                             Authority, Industrial
                                             Development Revenue
                                             Refunding, (Ashland
                                             Oil Inc. Project),
                                             5.700% 06/01/05                    Baa1     NR      2,540,950             0   2,540,950
1,500,000              0       1,500,000   Philadelphia, Pennsylvania,
                                             Water and Wastewater
                                             Systems, (FGIC Insured),
                                             5.500% 06/15/03                    Aaa     AAA      1,554,285             0   1,554,285
                                                                                             ---------------------------------------
                                                                                                 7,333,845             0   7,333,845
                                                                                             ---------------------------------------

                                           PUERTO RICO - 0.4%
1,285,000              0       1,285,000   Commonwealth of Puerto
                                             Rico, Highway and
                                             Transportation Authority,
                                             Highway Revenue Refunding,
                                             Series V,
                                             6.625% 07/01/12                    Baa1     A       1,375,348             0   1,375,348
                                                                                             ---------------------------------------


                                           RHODE ISLAND - 0.3%
        0        800,000         800,000   Pawtucket, Rhode Island,
                                             GO Bonds, (FGIC Insured),
                                             5.250% 04/15/01                    Aaa     AAA              0       820,000     820,000
                                                                                             ---------------------------------------


                                           SOUTH CAROLINA - 0.2%
  500,000              0         500,000   York County, South
                                             Carolina, Industrial
                                             Development Revenue,
                                             Exempt Facility,
                                             (Hoechst Celanese
                                             Corporation Project),
                                             AMT, 5.700% 01/01/24                A2      A+        482,865             0     482,865
                                                                                             ---------------------------------------





NATIONS FUND
NATIONS INTERMEDIATE MUNICIPAL BOND FUND
PILOT INTERMEDIATE MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996

                  PRINCIPAL
                   AMOUNT                                                                                        VALUE

====================================================================================================================================
    NATIONS        PILOT                     SECURITY                                            NATIONS        PILOT
 INTERMEDIATE   INTERMEDIATE                 DESCRIPTION                                       INTERMEDIATE  INTERMEDIATE
   MUNICIPAL      MUNICIPAL                                                      RATING         MUNICIPAL     MUNICIPAL
   BOND FUND      BOND FUND   COMBINED                                      MOODY'S  S&P        BOND FUND     BOND FUND    COMBINED
====================================================================================================================================
                                         MUNICIPAL BONDS AND NOTES
                                          (CONTINUED)
                                         TENNESSEE - 0.9%
       $0       $300,000      $300,000   Hamilton County, Tennessee,
                                           Series 1994,
                                           5.000% 07/01/00                    NR      AA           $0        $304,500      $304,500
                                         Metropolitan Government of
                                           Nashville and Davidson
                                           County, Tennessee:
        0        600,000       600,000     Electric Revenue, Series B,
                                           5.625% 05/15/03                    Aa      AA            0         624,750       624,750
1,000,000              0     1,000,000     Health and Education
                                           Facilities Board Revenue,
                                           Refunding and Improvement,
                                           (Meharry Medical College
                                           Project), (AMBAC Insured),
                                           6.000% 12/01/08                   Aaa     AAA    1,059,340               0     1,059,340
        0        900,000       900,000   Shelby County, Tennessee,
                                           GO, Refunding Bonds,
                                           Series A,
                                           5.300% 03/01/98                   Aa+      AA            0         914,625       914,625
                                                                                            ----------------------------------------
                                                                                            1,059,340       1,843,875     2,903,215
                                                                                            ----------------------------------------

                                         TEXAS - 11.0%
        0        700,000       700,000   Arlington, Texas, Permanent
                                           Improvement Refunding Bonds,
                                           4.800% 08/15/01                    Aa      AA            0         704,375       704,375
        0        500,000       500,000   Austin, Texas, Public
                                           Improvement Refunding Bonds,
                                           4.500% 09/01/98                    Aa      AA            0         503,125       503,125
                                         Austin, Texas, Utility System
                                           Revenue Refunding Combined,
                                           Series A:
        0      1,100,000     1,100,000     5.000% 05/15/01                    A       A             0       1,102,750     1,102,750
        0        500,000       500,000     (AMBAC Insured),
                                           6.500% 11/15/03                   Aaa     AAA            0         542,500       542,500
1,000,000              0     1,000,000   Brazos, Texas, Higher Education
                                           Authority Inc., Revenue
                                           Refunding, Sr. Lien,
                                           Series A-2, AMT,
                                           (Guaranteed Student Loans),
                                           6.050% 06/01/03                   Aaa      NR    1,042,730               0     1,042,730
        0        900,000       900,000   Colorado River, Texas,
                                           Municipal Water District,
                                           (AMBAC Insured),
                                           5.000% 01/01/04                   Aaa     AAA            0         895,500       895,500
        0      2,000,000     2,000,000   Dallas-Fort Worth International
                                           Airport Revenue Bonds,
                                           (MBIA Insured),
                                           4.750% 11/01/01                   Aaa     AAA            0       2,000,000     2,000,000
        0      1,000,000     1,000,000   Dallas, Texas, GO,
                                           Refunding Bonds,
                                           5.200% 02/15/98                   Aaa     AA1            0       1,013,750     1,013,750
        0      2,400,000     2,400,000   Dallas, Texas, Waterworks
                                           and Sewer System Revenue
                                           Refunding Bonds,
                                           4.500% 04/01/00                    Aa      AA            0       2,403,000     2,403,000
        0        900,000       900,000   Garland, Texas,GO,
                                           Refunding Bonds,
                                           5.500% 08/15/99                    Aa      AA            0         927,000       927,000
1,000,000              0     1,000,000   Gulf Coast, Texas, Industrial
                                           Development Authority,
                                           (Champion International
                                           Corporation Project),
                                           7.000% 04/01/04                   Baa1    BBB    1,032,110               0     1,032,110
1,350,000              0     1,350,000   Harris County, Texas,
                                           Health Facilities Development
                                           Corporation, Hospital
                                           Revenue Refunding, (Texas
                                           Childrens Hospital Project),
                                           (MBIA Insured),
                                           6.000% 10/01/05                   Aaa     AAA    1,424,871               0     1,424,871
        0        900,000       900,000   Houston, Texas, Refunding,
                                           Series 1993D,
                                           4.700% 03/01/01                   Aa-      AA            0         901,125       901,125
        0      2,500,000     2,500,000   Houston, Texas, Water and
                                           Sewer System Revenue, Series A,
                                           (MBIA Insured),
                                           5.800% 12/01/04                   Aaa     AAA            0       2,618,750     2,618,750
1,500,000              0     1,500,000   Irving, Texas, Independent
                                            School District, Capital
                                            Appreciation Refunding,
                                            GO, (PSFG Insured),
                                            Zero coupon 02/15/02 #            Aaa     AAA    1,152,705               0     1,152,705
                                         Lower Colorado River Authority
                                            Revenue:
        0        400,000       400,000     Refunding Bonds,
                                           6.900% 01/01/01                   Aaa     AAA            0         410,216       410,216
        0        400,000       400,000     Pre-refunded 01/01/97 @ $102,
                                           7.000% 01/01/03                   Aa-      AA            0         411,112       411,112
                                         San Antonio Electric and Gas
                                           Revenue, Refunding Bonds:
        0      1,100,000     1,100,000     4.000% 02/01/00                    Aa     AA1            0       1,083,500     1,083,500
                                           Libor Reserve 2:
        0      1,000,000     1,000,000     5.200% 02/01/01                    Aa     AA1            0       1,117,875     1,117,875
        0      1,000,000     1,000,000     5.200% 02/01/01                    Aa     AA1            0       1,023,750     1,023,750
                                         Texas A&M University Revenue,
                                           Refunding Bonds:
        0      1,880,000     1,880,000     5.000% 05/15/02                    Aa      AA            0       1,894,100     1,894,100
        0      2,200,000     2,200,000     5.950% 05/15/05                    Aa      AA            0       2,329,250     2,329,250
                                         Texas State:
        0        900,000       900,000     GO, Refunding, Series A,
                                           5.700% 10/01/03                    Aa      AA            0         945,000       945,000
        0        900,000       900,000     Public Finance Authority,
                                           Series B,
                                           5.000% 10/01/01                    Aa      AA            0         913,500       913,500




NATIONS FUND
NATIONS INTERMEDIATE MUNICIPAL BOND FUND
PILOT INTERMEDIATE MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996

                 PRINCIPAL
                  AMOUNT                                                                                       VALUE

====================================================================================================================================
    NATIONS        PILOT                       SECURITY                                          NATIONS        PILOT
 INTERMEDIATE  INTERMEDIATE                   DESCRIPTION                                     INTERMEDIATE  INTERMEDIATE
   MUNICIPAL     MUNICIPAL                                                         RATING      MUNICIPAL     MUNICIPAL
   BOND FUND     BOND FUND     COMBINED                                       MOODY'S    S&P   BOND FUND     BOND FUND    COMBINED
====================================================================================================================================
                                           MUNICIPAL BONDS AND NOTES
                                           (CONTINUED)
                                            TEXAS (CONTINUED)
                                           Texas State (continued):
 $1,000,000             $0    $1,000,000     Revenue Refunding,
                                             Veterans Housing
                                             Assistance, Series B-4,
                                             AMT,
                                             6.100% 12/01/06                   Aa         AA    $1,028,430            $0  $1,028,430
          0      1,100,000     1,100,000   Texas State Superconducting,
                                             Series 1992C,
                                             5.350% 04/01/01                   Aa         AA             0     1,130,250   1,130,250
                                           University of Texas:
                                             Permanent University
                                             Revenue Fund:
          0      2,000,000     2,000,000     5.000% 07/15/01                  Aaa        AAA             0     2,032,500   2,032,500
          0        300,000       300,000     6.700% 07/01/05                  Aaa        AAA             0       330,750     330,750
                                             Revenue Refunding Bond:
          0      1,100,000     1,100,000     5.100% 08/15/99                  Aa+        AA1             0     1,117,875   1,117,875
          0        300,000       300,000     5.200% 08/15/00                  Aa+        AA1             0       306,375     306,375
                                                                                              --------------------------------------
                                                                                                 5,680,846    28,657,928  34,338,774
                                                                                              --------------------------------------

                                           UTAH - 1.4%
          0        300,000       300,000   Davis County, Utah,
                                             School District, GO,
                                             Bonds, Pre-refunded
                                             12/01/01 @ $100,
                                             (FGIC Insured),
                                             6.450% 06/01/02                  Aaa        AAA             0       324,375     324,375
                                           Intermountain Power Agency
                                             Obligations:
          0      2,000,000     2,000,000     5.050% 07/01/01                  Aaa        AAA             0     2,025,000   2,025,000
          0        900,000       900,000     Power Supply Revenue
                                             Refunding, Series B,
                                             5.200% 07/01/98                  Aa-         AA             0       913,500     913,500
          0      1,100,000     1,100,000   Utah State, GO, Bonds,
                                             Series A and B,
                                             4.400% 07/01/99                  Aaa        AAA             0     1,104,125   1,104,125
                                                                                              --------------------------------------
                                                                                                         0     4,367,000   4,367,000
                                                                                              --------------------------------------

                                           VIRGINIA - 3.9%
          0      1,620,000     1,620,000   Chesapeake Bay Bridge
                                             and Tunnel Revenue
                                             Bonds, (FGIC Insured),
                                             5.100% 07/01/01                  Aaa        AAA             0     1,648,350   1,648,350
  1,000,000              0     1,000,000   Covington-Allegheny County,
                                             Virginia, Industrial
                                             Development Authority,
                                             PCR, (Westvaco
                                             Corporation Project),
                                             5.900% 03/01/05                   A1         A      1,124,380             0   1,124,380
          0      1,100,000     1,100,000   Fairfax County, Virginia,
                                             Refunding, Series A,
                                             4.700% 06/01/00                  Aaa        AAA             0     1,111,000   1,111,000
  1,330,000              0     1,330,000   Halifax County, Virginia,
                                             Industrial Development
                                             Authority, (Old Dominion
                                             Electric Cooperative), AMT,
                                             5.900% 12/01/02                   NR         A+     1,374,941             0   1,374,941
  1,500,000              0     1,500,000   Metropolitan Washington,
                                             D.C., Airport Authority
                                             of Virginia, General
                                             Airport Revenue, Series A,
                                             AMT, (MBIA Insured),
                                             5.600% 10/01/06                  Aaa        AAA     1,531,080             0   1,531,080
                                           Norfolk, GO Bonds:
          0      1,000,000     1,000,000     5.250% 06/01/01                   Aa         AA             0     1,027,500   1,027,500
          0        700,000       700,000     Refunding, Series A,
                                             4.600% 06/01/01                   Aa         AA             0       700,000     700,000
          0      1,100,000     1,100,000   Prince William County,
                                             Refunding, Series C,
                                             4.500% 08/01/01                   Aa         AA             0     1,097,250   1,097,250
                                           Virginia State:
  1,500,000              0     1,500,000     Public Facilities GO,
                                             Series A,
                                             5.400% 06/01/05                  Aaa        AAA     1,554,495             0   1,554,495
  1,000,000              0     1,000,000     Public Schools Authority
                                             Revenue, Series B,
                                             6.650% 01/01/98                   Aa         AA     1,026,350             0   1,026,350
                                                                                              --------------------------------------
                                                                                                 6,611,246     5,584,100  12,195,346
                                                                                              --------------------------------------

                                           WASHINGTON - 8.6%
                                           King County, Washington,
                                             Refunding:
          0        600,000       600,000     Series A,
                                             5.250% 12/01/01                  Aa+        AA1             0       618,750     618,750
          0      2,500,000     2,500,000     Series C,
                                             5.625% 06/01/02                  Aa+        AA1             0     2,612,500   2,612,500
          0      1,195,000     1,195,000   King County, Washington,
                                             School District #415,
                                             5.100% 06/01/04                  Aaa        AAA             0     1,199,481   1,199,481
          0      3,000,000     3,000,000   Pierce County, Washington,
                                             School District Refunding,
                                             5.000% 12/01/03                  Aaa        AAA             0     3,037,500   3,037,500
                                           Seattle, Washington,
                                             Municipal Light and
                                             Power Revenue:
  1,750,000              0     1,750,000     Refunding,
                                             4.800% 05/01/02                   Aa         AA     1,749,930             0   1,749,930
  1,640,000              0     1,640,000     Series A,
                                             5.750% 08/01/16                   Aa         AA     1,624,551             0   1,624,551




NATIONS FUND
NATIONS INTERMEDIATE MUNICIPAL BOND FUND
PILOT INTERMEDIATE MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996

                 PRINCIPAL
                  AMOUNT                                                                                        VALUE

====================================================================================================================================
    NATIONS        PILOT                       SECURITY                                         NATIONS        PILOT
 INTERMEDIATE  INTERMEDIATE                   DESCRIPTION                                     INTERMEDIATE  INTERMEDIATE
   MUNICIPAL    MUNICIPAL                                                           RATING      MUNICIPAL     MUNICIPAL
   BOND FUND    BOND FUND       COMBINED                                      MOODY'S     S&P   BOND FUND     BOND FUND    COMBINED
====================================================================================================================================
                                           MUNICIPAL BONDS AND NOTES
                                            (CONTINUED)
                                           WASHINGTON (CONTINUED)
       $0     $1,500,000      $1,500,000   Snohomish County School
                                             District 103,
                                             5.150% 06/01/05                   Aaa        AAA         $0    $1,509,375    $1,509,375
        0        300,000         300,000   Snohomish County School
                                             District 2, Series A,
                                             (MBIA Insured),
                                             6.800% 06/01/03                   Aaa        AAA          0       326,250       326,250
        0        400,000         400,000   Spokane, GO,
                                             8.500% 01/01/00                    Aa         AA          0       446,000       446,000
                                           Tacoma, Washington,
                                             Electric System Revenue
                                             Refunding Bonds:
        0      2,500,000       2,500,000     (AMBAC Insured),
                                             5.900% 01/01/05                   Aaa        AAA          0     2,615,625     2,615,625
        0        800,000         800,000     (FGIC Insured),
                                             5.500% 01/01/01                   Aaa        AAA          0       823,000       823,000
        0      1,000,000       1,000,000   Tacoma, Washington,
                                             Series A,
                                             5.750% 07/01/02                    A+         A1          0     1,053,750     1,053,750
        0        600,000         600,000   Tacoma, Washington,
                                             Sewer Revenue Refunding,
                                             Series B, (FGIC Insured),
                                             5.500% 12/01/03                   Aaa        AAA          0       618,750       618,750
                                           Washington State:
                                             Public Power Supply:
                                             Nuclear Project No. 1,
                                             Series C:
        0        700,000         700,000     7.250% 07/01/97                    Aa        AA1          0       715,211       715,211
        0        600,000         600,000     7.300% 07/01/98                    Aa        AA1          0       626,250       626,250
        0      1,000,000       1,000,000     5.500% 07/01/04                    Aa        AA1          0     1,017,500     1,017,500
1,150,000              0       1,150,000     Nuclear Project No. 2,
                                             Series A, System Revenue
                                             Refunding,
                                             5.800% 07/01/07                    Aa         AA  1,166,790             0     1,166,790
        0        300,000         300,000     Nuclear Project No. 3,
                                             Series B,
                                             7.100% 07/01/98                    Aa        AA1          0       312,375       312,375
        0        900,000         900,000   Washington State,
                                             Refunding, Series R92C,
                                             5.600% 09/01/01                    Aa         AA          0       936,000       936,000
        0        600,000         600,000     Pre-refunded 06/01/98 @
                                             $100, 7.300% 06/01/00              Aa        AAA          0       630,000       630,000
        0        900,000         900,000     Series 93A,
                                             5.250% 10/01/00                    Aa         AA          0       922,500       922,500
        0        500,000         500,000     Series B,
                                             6.300% 06/01/02                    Aa         AA          0       531,875       531,875
1,000,000              0       1,000,000     Series R-92-A, GO,
                                             6.400% 09/01/03                    Aa         AA  1,075,420             0     1,075,420
        0        600,000         600,000   Yakima County School
                                             District No. 7,
                                             (MBIA Insured),
                                             5.500% 12/01/03                   Aaa        AAA          0       627,000       627,000
                                                                                              --------------------------------------
                                                                                               5,616,691    21,179,692    26,796,383
                                                                                              --------------------------------------

                                           WISCONSIN - 2.8%
        0        800,000         800,000   Milwaukee County,
                                             Wisconsin, Series 1994A,
                                             5.000% 12/01/00                   Aa-         A1          0       809,000       809,000
                                           Milwaukee, Wisconsin,
                                             Metropolitan Sewer
                                             District, Series A:
        0        300,000         300,000     7.000% 09/01/00                    Aa         AA          0       325,125       325,125
        0        400,000         400,000     6.700% 10/01/00                    Aa         AA          0       430,000       430,000
        0        600,000         600,000   Milwaukee, Wisconsin,
                                             Refunding, Series 1992,
                                             5.700% 06/01/99                   Aa+        AA1          0       621,000       621,000
        0        300,000         300,000   Milwaukee, Wisconsin,
                                             Series BZ,
                                             6.380% 06/15/03                   Aa+        AA1          0       321,000       321,000
        0      3,070,000       3,070,000   Sun Prairie Area School
                                             District, GO,
                                             5.500% 04/01/03                   Aaa        AAA          0     3,165,937     3,165,937
                                           Wisconsin State, GO:
        0        600,000         600,000     Series A,
                                             5.750% 05/01/00                    Aa         AA          0       623,250       623,250
        0        300,000         300,000     Series D,
                                             6.000% 05/01/00                    Aa         AA          0       314,250       314,250
                                           Wisconsin State,
                                             Refunding, GO:
        0        900,000         900,000     Series 1,
                                              5.100% 11/01/01                   Aa         AA          0       918,000       918,000
1,240,000              0       1,240,000     Series 3,
                                             4.250 11/01/99                     Aa         AA  1,236,057             0     1,236,057
                                                                                              --------------------------------------
                                                                                               1,236,057     7,527,562     8,763,619
                                                                                              --------------------------------------
                                           TOTAL MUNICIPAL BONDS
                                              AND NOTES
                                                                                              89,379,960   216,864,855   306,244,815
                                                                                       ---------------------------------------------






NATIONS FUND
NATIONS INTERMEDIATE MUNICIPAL BOND FUND
PILOT INTERMEDIATE MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996


                    SHARES                                                                                     VALUE

====================================================================================================================================
    NATIONS          PILOT                     SECURITY                                        NATIONS         PILOT
 INTERMEDIATE    INTERMEDIATE                 DESCRIPTION                                   INTERMEDIATE   INTERMEDIATE
   MUNICIPAL       MUNICIPAL                                                    RATING      MUNICIPAL      MUNICIPAL
   BOND FUND       BOND FUND      COMBINED                                  MOODY'S  S&P    BOND FUND      BOND FUND      COMBINED
====================================================================================================================================

                                            MONEY MARKET FUND - 2.0%
 3,099,000              0       3,099,000   AIM Tax-Exempt Fund                             $3,099,000             $0    $3,099,000
         0          8,469           8,469   Federal Tax Exempt Money
                                             Market Fund                                             0      3,281,421     3,281,421

                                            ----------------------------------------------------------------------------------------
                                            TOTAL MONEY MARKET FUNDS                         3,099,000      3,281,421     6,380,421
                                            ----------------------------------------------------------------------------------------

                                            ----------------------------------------------------------------------------------------
                                            TOTAL INVESTMENTS (COST
                                             $304,576,048)                                 $92,478,960   $220,146,276   $312,625,236
                                            ----------------------------------------------------------------------------------------



--------------------------------------------
+   When issued security.
++ Variable Rate Security. The interest rate
   shown reflects the rate currently in effect.
#    Yield to maturity is 5.384%.

ABBREVIATIONS:

AMBAC            American Municipal Bond Assurance Corporation
AMT              Alternative Minimum Tax
FGIC             Federal Guaranty Insurance Corporation
FHA              Federal Housing Authority
FNMA             Federal National Mortgage Association
FSA              Federal Security Assurance
GO               General Obligation Bonds
MBIA             Municipal Bond Investors Assurance
NR               Not Rated
PCR              Pollution Control Revenue
PSFG             Permanent School Funding Guaranty

                    NATIONS INTERMEDIATE MUNICIPAL BOND FUND
                     PILOT INTERMEDIATE MUNICIPAL BOND FUND
             Pro Forma Combining Statement of Assets and Liabilities
                               September 30, 1996




                                            Nations Intermediate     Pilot Intermediate           Adjustments to       Pro Forma
                                             Municipal Bond Fund     Municipal Bond Fund             Proforma      Combined (Note 1)
                                             -------------------     -------------------             --------      -----------------
ASSETS:
Investments at Value (cost $90,512,293,
    $214,063,755 and $304,576,048)                 $92,478,960           $220,146,276            -                      $312,625,236
Cash                                                    64,129         -                         -                            64,129
Income Receivable                                    1,420,258              3,148,978            -                         4,569,236
Receivable for Fund Shares Sold                        199,258         -                         -                           199,258
Receivable due from Advisor                    -                       -                                61,893 (a)            61,893
Unamortized Organization Costs                          16,790                 61,893                  (61,893)(a)            16,790
                                                        ------                 ------                  --------               ------
TOTAL ASSETS                                        94,179,395            223,357,147                        0           317,536,542

LIABILITIES:
Income Distribution Payable                            357,107                813,222            -                         1,170,329
Payable for Investments Purchased                    2,116,587              3,077,175            -                         5,193,762
Payable for Fund Shares Redeemed                         9,326         -                         -                             9,326
Other Payables                                 -                               22,750            -                            22,750
Accrued Expenses                                        57,683                181,218            -                           238,901
                                                        ------                -------            -                           -------
TOTAL LIABILITIES                                    2,540,703              4,094,365                        0             6,635,068
                                                     ---------              ---------                        -             ---------

NET ASSETS APPLICABLE TO SHARES
     OUTSTANDING                                    $91,638,692           $219,262,782                       $0         $310,901,474
                                                   ===========           ============                       ==          ============

NET ASSETS BY CLASS:
                 Primary A                         $87,676,333           $218,280,893                                   $305,957,226
                                                   ===========           ============                                   ============
                 Primary B                    n/a                     n/a                                                         $0
                                              ===                     ===                                                         ==
                 Investor A                         $1,538,471               $981,889                                     $2,520,360
                                                    ==========               ========                                     ==========
                 Investor C                           $941,199        n/a                                                   $941,199
                                                      ========        ===                                                   ========
                 Investor N                         $1,482,689        n/a                                                 $1,482,689
                                                    ==========        ===                                                 ==========

SHARES OUTSTANDING BY CLASS:
                                Primary A            8,732,744             21,047,482                  693,746            30,473,972
                                                     =========             ==========                  =======            ==========
                                Primary B     n/a                     n/a                       n/a                                0
                                              ===                     ===                       ===                                =
                               Investor A              153,235                 94,559                    3,240               251,033
                                                       =======                 ======                    =====               =======
                               Investor C               93,743        n/a                       n/a                           93,743
                                                        ======        ===                       ===                           ======
                               Investor N              147,676        n/a                       n/a                          147,676
                                                       =======        ===                       ===                          =======

                 PRIMARY A SHARES:
                 Net Asset Value
                    per Share                            $10.04                 $10.37                                       $10.04
                                                         ======                 ======                                       ======

                 PRIMARY B SHARES:
                 Net Asset Value per Share                n/a         n/a                                                       n/a

                 INVESTOR A SHARES:
                 Net Asset Value per Share                 $10.04                 $10.38                                     $10.04
                                                           ======                 ======                                     ======

                 INVESTOR C SHARES:
                 Net Asset Value per Share                 $10.04     n/a                                                    $10.04
                                                           ======     ===                                                    ======

                 INVESTOR N SHARES:
                 Net Asset Value per Share                 $10.04     n/a                                                    $10.04
                                                           ======     ===                                                    ======


                   SEE NOTES TO PROFORMA FINANCIAL STATEMENTS

(a) Unamortized Organization Costs of the acquired fund will be borne by the Advisor.

                    NATIONS INTERMEDIATE MUNICIPAL BOND FUND
                     PILOT INTERMEDIATE MUNICIPAL BOND FUND
                  Pro Forma Statement of Operations (Unaudited)
              For the Twelve Month Period Ending September 30, 1996




                                                   Nations Intermediate  Pilot Intermediate      Adjustments to        Pro Forma
                                                    Municipal Bond Fund  Municipal Bond Fund        Proforma       Combined (Note 1)
                                                    -------------------  -------------------        --------       -----------------


INVESTMENT INCOME:
Interest                                                 $4,407,288         $10,937,604                             $15,344,892
                                                         ----------         -----------                             -----------
                 Total Investment Income                  4,407,288          10,937,604                              15,344,892

EXPENSES:
Investment Advisory                                         418,516           1,124,495            (102,227)(a)       1,440,784
Administration                                               83,703             231,868             (27,414)(a)         288,157
Portfolio Accounting Fee                                          -              25,344             (25,344)(a)               0
Transfer Agent                                               70,950              40,886                   -             111,836
Custodian                                                    19,178              34,766              (8,692)(b)          45,252
Legal and Audit Fees                                         36,003              42,449             (42,449)(b)          36,003
Trustees' Fees                                                6,042              13,194             (13,194)(b)           6,042
Amortization of organization costs                           11,285              19,914             (19,914)(c)          11,285
Other expenses                                               88,609              88,155             (22,039)(b)         154,726
                                                             ------              ------             --------            -------
                 Subtotal                                   734,285           1,621,071            (261,272)          2,094,084

SHAREHOLDER SERVICING AND DISTRIBUTION FEES
                 Investor A                                   3,240               1,003                (201)(a)           4,042
                 Investor C                                   2,679                   -              N/A                  2,679
                 Investor N                                   7,544                   -              N/A                  7,544
Fees waived and/or reimbursed by
    investment advisor                                     (313,204)           (295,213)            (44,883)(d)        (653,300)
                                                           ---------           ---------            -----------        ---------
TOTAL EXPENSES                                              434,544           1,326,861            (306,356)          1,455,049
                                                            -------           ---------            ---------          ---------

NET INVESTMENT INCOME                                     3,972,744           9,610,743             306,356          13,889,843
                                                          =========           =========             =======          ==========

NET REALIZED AND UNREALIZED GAIN/(LOSS)
    ON INVESTMENTS:
Realized Gain/(Loss) on securities                          365,665             694,652                               1,060,317
Change in unrealized appreciation/
    (depreciation) on securities                           (307,504)         (3,051,899)                             (3,359,403)
                                                           ---------         -----------                             -----------
Net Realized and Unrealized gain/(loss)
    on investments                                           58,161          (2,357,247)                             (2,299,086)
                                                             ======          ===========                             ===========

NET INCREASE/(DECREASE) IN ASSETS
    RESULTING FROM OPERATIONS                            $4,030,905          $7,253,496            $306,356         $11,590,757
                                                         ==========          ==========            ========         ===========


LEGEND:
(A) REFLECTS ADJUSTMENT TO THE ACQUIRING FUND CONTRACTUAL FEE OBLIGATION.
(B) ADJUSTMENT REFLECTS EXPECTED SAVINGS WHEN THE TWO FUNDS BECOME ONE.
(C) ORGANIZATION EXPENSE OF THE ACQUIRED FUND IS NOT AN EXPENSE OF THE COMBINED FUND.
(D) REFLECTS ADJUSTMENT TO THE LEVEL OF THE ACQUIRING FUND'S VOLUNTARY EXPENSE REIMBURSEMENT.

                   SEE NOTES TO PROFORMA FINANCIAL STATEMENTS

                Nations Intermediate Municipal Bond Fund
                     Pilot Intermediate Municipal Bond Fund


               Notes to Pro Forma Financial Statements (Unaudited)




1. Basis of Combination

Nations Fund Trust (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end investment company. As of September 30, 1996 the Trust offers thirty-two separate portfolios. The unaudited Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations reflect the accounts of the Nations Intermediate Municipal Bond Fund and the Pilot Intermediate Municipal Bond Fund for the period ended September 30, 1996. These statements have been derived from books and records utilized in calculating daily net asset value at September 30, 1996.

The pro forma statements give effect to the proposed transfer of the assets and stated liabilities of the Pilot Intermediate Municipal Bond Fund in exchange for shares of Nations Intermediate Municipal Bond Fund. Under generally accepted accounting principles, the historical cost of investment securities will be carried forward to the surviving entity and the results of operations of the Pilot Intermediate Municipal Bond Fund for pre-combination periods will not be restated. The pro forma statements do not reflect the expenses of either fund in carrying out its obligations under the proposed Agreement and Plan of Reorganization.

The Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations should be read in conjunction with the historical financial statements of the funds incorporated by reference in the Statement of Additional Information.

                    Nations Intermediate Municipal Bond Fund
                     Pilot Intermediate Municipal Bond Fund

               Notes to Pro Forma Financial Statements (Unaudited)


For the period ended September 30, 1996, the Nations Intermediate Municipal Bond Fund's investment advisory fee was computed based on the annual rate of 0.50% of the average daily net assets. The administration fee was computed based on the annual rate of 0.10% of average daily net assets of the Trust and the investment portfolios of Nations Fund, Inc. and Nations Fund Portfolios, Inc. (two other registered open-end investment companies that are part of the Nations Fund Family) on a combined basis.

The Trust has adopted a shareholder servicing and distribution plan ("Investor A Plan") pursuant to Rule 12b-1 under the 1940 Act for the Investor A Shares of the Nations Intermediate Municipal Bond Fund. Under the Investor A Plan, aggregate payments may not exceed 0.20%, on an annualized basis, of the average daily net assets of the Fund's Investor A Shares.

The Trust has also adopted a distribution plan pursuant to Rule 12b-1 under the 1940 Act with respect to Investor C Shares ("Investor C Distribution Plan") and Investor N Shares ("Investor N Distribution Plan") of the Nations Intermediate Municipal Bond Fund. Under the Investor C Distribution Plan and Investor N Distribution Plan, aggregate payments may not exceed 0.25%, on an annualized basis, of the average daily net assets of the Investor C Shares and Investor N Shares, respectively, of the Fund.

The Trust has also adopted a shareholder servicing plan with respect to Investor C Shares ("Investor C Servicing Plan") and Investor N Shares ("Investor N Servicing Plan") of the Nations Intermediate Municipal Bond Fund. Under the Investor C Servicing Plan and Investor N Servicing Plan, aggregate payments may not exceed 0.25%, on an annualized basis, of the average daily net assets of the Investor C Shares and Investor N Shares of the Fund.

                Nations Intermediate Municipal Bond Fund
                     Pilot Intermediate Municipal Bond Fund


               Notes to Pro Forma Financial Statements (Unaudited)




2. Portfolio Valuation

Securities of Nations Intermediate Municipal Bond Fund are valued by an independent pricing service approved by the Board of Trustees. Valuations are based upon a matrix system and / or appraisals provided by the pricing service which takes into consideration such factors as yields, prices, maturities, sell features and ratings on comparable securities. Certain securities may be valued by one or more principal market makers. Restricted securities, if any, securities for which market quotations are not readily available and other assets are valued at fair market value under the supervision of the Board of Trustees. Short-term investments that mature in 60 days or less are valued at amortized cost. Pilot Intermediate Municipal Bond Fund uses similar rules for determining portfolio valuation.

3. Capital Shares

The pro forma net asset value per share assumes the issuance of additional shares of Nations Intermediate Municipal Bond Fund which would have been issued at September 30, 1996 in connection with the proposed reorganization. The pro forma number of shares outstanding of 30,966,424 consists of 21,839,026 additional shares assumed issued in the reorganization plus 9,127,398 shares of Nations Intermediate Municipal Bond Fund at September 30, 1996.

NATIONS FUND
NATIONS MUNICIPAL INCOME FUND
PILOT MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS

SEPTEMBER 30, 1996

                  PRINCIPAL
                   AMOUNT                                                                                       VALUE

====================================================================================================================================
   NATIONS          PILOT                                        SECURITY                       NATIONS         PILOT
  MUNICIPAL       MUNICIPAL                                   DESCRIPTIONS                     MUNICIPAL      MUNICIPAL
    INCOME          BOND                                                                        INCOME          BOND
     FUND           FUND          COMBINED                                                       FUND           FUND       COMBINED
====================================================================================================================================

                                        MUNICIPAL BONDS AND NOTES - 97.2%
                                        ALABAMA - 2.2%

$2,000,000          $0     $2,000,000   Birmingham, Alabama, Refunding, Series B, GO,
                                           6.250% 04/01/12.................................... $2,096,200         $0    $2,096,200
 3,000,000           0      3,000,000   Butler County, Alabama, Industrial Development Board,
                                           Solid Waste Disposal Revenue, (James River Corporation
                                          Project), 8.000% 09/01/28............................ 3,306,150          0     3,306,150
 1,000,000           0      1,000,000   Morgan County-Decatur, Alabama, Healthcare Authority,
                                          Hospital Revenue Refunding, (Decatur General Hospital),
                                          (Connie Lee Insured),
                                          6.250% 03/01/13.....................................  1,044,050          0     1,044,050
                                                                                               -----------   ---------  ----------
                                                                                               6,446,400          0     6,446,400
                                                                                               -----------    ---------  ---------
                                        ALASKA - 1.2%
 1,000,000           0      1,000,000   Anchorage, Alaska, Electric Utilities Revenue Refunding,
                                          Senior Lien, (MBIA Insured),
                                          8.000% 12/01/09..................................... 1,240,520           0     1,240,520
 2,250,000           0      2,250,000   Anchorage, Alaska, Telephone Utilities Revenue Refunding,
                                           Series A, (AMBAC Insured),
                                          4.500% 12/01/02......................................2,189,610           0     2,189,610
                                                                                              -------------  ------------ --------
                                                                                               3,430,130           0     3,430,130
                                                                                                -------------  ----------- ---------
                                          ARIZONA - 2.2%
                                          Maricopa County, Arizona, Unified School District No. 48:
         0     2,000,000      2,000,000     5.000% 07/01/14 .......................................      0   1,865,000     1,865,000
 1,000,000             0      1,000,000     (Scottsdale Refunding), Series B,
                                            6.300% 07/01/04 .....................................1,089,310           0     1,089,310
         0       400,000        400,000   Pima County, Arizona, Union School District, Series D,
                                             (FGIC Insured), 6.100% 07/01/11.......................      0     414,000       414,000
         0     2,000,000      2,000,000   Salt River Agriculture & Power Project, Series C,
                                            6.250% 01/01/19 .......................................      0   2,077,500     2,077,500
         0       900,000        900,000   Tucson, Arizona, GO, Series 1984-G, (FGIC Insured),
                                            6.250% 07/01/16 .......................................      0     947,250       947,250
                                                                                                 ----------- ------------ ----------
                                                                                                 1,089,310   5,303,750     6,393,060
                                                                                                 ----------  ------------- ---------
                                              ARKANSAS - 0.4%
          0     1,300,000      1,300,000   Arkansas Development Waste Systems Authority, Revolving
                                              Fund, Series A,
                                             5.700% 12/01/12.......................................      0   1,303,250     1,303,250
                                                                                                   ---------  ----------  ----------

                                           CALIFORNIA - 5.0%
          0       400,000        400,000   California State University, Revenue Bonds,
                                             (FGIC Insured), 6.000% 11/01/10 .....................       0     415,500       415,500
          0       500,000        500,000   Long Beach, California, Water Revenue,
                                             6.000% 05/01/14 ......................................      0     510,625       510,625
                                           Los Angeles, California:
          0     1,000,000      1,000,000     Wastewater Systems Revenue, (MBIA Insured),
                                             5.500% 06/01/14.......................................      0     982,500       982,500
          0       200,000        200,000      Water & Power Revenue,
                                             7.700% 05/15/07 ......................................      0     213,750       213,750
                                           Los Angeles County, California:
          0       400,000        400,000     Sanitation District, Series A,
                                             5.375% 10/01/13.......................................      0     383,500       383,500
          0       500,000        500,000     Transportation Authority Revenue, (MBIA Insured),
                                             5.625% 07/01/18.......................................      0     491,875       491,875
          0     2,000,000      2,000,000   Metropolitan Water District, California, Series A,
                                             (MBIA Insured), 5.750% 07/01/15.......................      0   2,022,500     2,022,500
          0       500,000        500,000   San Francisco Bay Area, Rapid Transit Revenue,
                                             (AMBAC Insured), 6.750% 07/01/11......................      0     564,375       564,375
                                           San Francisco, California:
          0     2,595,000      2,595,000     Apartments Commission, Series 98, (FGIC Insured),
                                             5.250% 05/01/13.......................................      0   2,494,444     2,494,444
          0       700,000        700,000     Sewer Revenue, (AMBAC Insured),
                                             5.500% 10/01/15.......................................      0     686,875       686,875


NATIONS FUND
NATIONS MUNICIPAL INCOME FUND
PILOT MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996

                    PRINCIPAL
                     AMOUNT                                                                                         VALUE

====================================================================================================================================
  NATIONS             PILOT                                                         SECURITY          NATIONS       PILOT
 MUNICIPAL          MUNICIPAL                                                     DESCRIPTIONS       MUNICIPAL    MUNICIPAL
   INCOME             BOND                                                                             INCOME       BOND
    FUND              FUND            COMBINED                                                          FUND        FUND    COMBINED
====================================================================================================================================
                                               MUNICIPAL BONDS AND NOTES - (CONTINUED)
                                               CALIFORNIA - (CONTINUED)
                                               State of California, GO:
       $0          $400,000         $400,000     9.100% 11/01/01 ...................................        $0    $478,500  $478,500
        0           200,000          200,000     9.000% 06/01/02 ..................................          0     241,000   241,000
        0         1,000,000        1,000,000     9.000% 09/01/02 ..................................          0   1,118,750 1,118,750
        0         1,000,000        1,000,000     7.000% 08/01/04...................................          0   1,130,000 1,130,000
        0           200,000          200,000     7.200% 04/01/05...................................          0     229,000   229,000
        0           700,000          700,000     7.000% 08/01/05...................................          0     795,375   795,375
        0           400,000          400,000     7.100% 03/01/07...................................          0    458,000    458,000
                                               State of California, Veteran's Bonds:
                                                 Series AM:
        0           500,000          500,000     9.000% 10/01/02 ..................................          0    607,500    607,500
        0           200,000          200,000     9.000% 10/01/03 ..................................          0    247,750    247,750
        0           200,000          200,000     Series AN,
                                                 9.000% 04/01/05 ..................................          0    253,000    253,000
        0           200,000          200,000     Series AQ,
                                                 9.100% 10/01/02 ..................................          0    244,000    244,000
        0           500,000          500,000   University of California, Multiple Purpose
                                                  Projects, Junior Lien, Series C, (AMBAC Insured),
                                                 5.250% 09/01/16 ...................................        0     470,000    470,000
                                                                                                      --------- ---------- ---------
                                                                                                            0  15,038,819 15,038,819
                                                                                                      -------- ---------- ----------
                                               COLORADO - 2.1%
1,500,000                 0        1,500,000   Arapahoe County, Colorado, Capital Improvement,
                                                  Transportation, Federal Highway Revenue Bonds,
                                                   Series E-470,
                                                 6.900% 08/31/15 ..................................  1,590,030        0    1,590,030
        0           200,000          200,000   Colorado Springs, Colorado, Colorado Utilities Revenue,
                                                 6.500% 11/15/15...................................         0   216,750      216,750
        0         2,500,000        2,500,000   Douglas County, Colorado, Sales Tax Revenue,
                                                 5.500% 10/15/11...................................         0 2,465,625   2,465,625
2,000,000                 0        2,000,000   Jefferson County, Colorado, School District No. R-001,       0
                                                  (AMBAC Insured), 6.000% 12/15/06 ................  2,110,300        0   2,110,300
                                                                                                    ----------  -------     --------
                                                                                                     3,700,330 2,682,375   6,382,705
                                                                                                     --------- ---------- ----------
                                               CONNECTICUT - 1.7%
                                               Connecticut State Housing Finance Authority Revenue,
                                                 (Housing Mortgage Finance Program):
1,930,000                 0        1,930,000     Series A,
                                                 6.100% 05/15/13...................................  1,966,399         0   1,966,399
2,000,000                 0        2,000,000     Series B,
                                                 6.700% 11/15/12 ..................................  2,099,300         0   2,099,300
        0         1,000,000        1,000,000   State of Connecticut, GO, Series
                                                 5.300% 05/15/10 ..................................          0   983,750     983,750
                                                                                                    ---------- --------- -----------
                                                                                                     4,065,699   983,750   5,049,449
                                                                                                    ---------- --------- -----------
                                               DISTRICT OF COLUMBIA - 1.3%
        0         3,905,000        3,905,000   District of Columbia, Revenue Bonds, (MBIA Insured),
                                                 5.750% 10/01/12...................................          0 3,865,950   3,865,950
                                                                                                     --------  ----------- ---------

                                               FLORIDA - 5.1%
        0         2,500,000        2,500,000   Broward County, Florida, School District,
                                                 5.600% 02/15/07...................................          0 2,546,875   2,546,875
1,000,000                 0        1,000,000   Dade County, Florida, Health Facilities Authority,
                                                  Miami Project), Series A, (MBIA Insured),
                                                  Hospital Revenue Refunding, (Baptist Hospital,
                                                  5.250% 05/15/21.................................     925,840         0     925,840
                                               Jacksonville, Florida:
                                                 Electric Authority Revenue:
        0           400,000          400,000     5.500% 10/01/13..................................           0   394,500     394,500
        0         2,000,000        2,000,000     5.375% 10/01/15..................................           0 1,937,500   1,937,500
1,000,000                 0        1,000,000     PCR, Refunding, (Anheuser-Busch Companies Project),
                                                 5.700% 08/01/31..................................     979,160         0     979,160
1,000,000                 0        1,000,000   Martin County, Florida, Industrial Development
                                                 Authority Revenue, (Indiantown Cogeneration Project),
                                                  Series A, AMT, 7.875% 12/15/25 ................... 1,128,280         0   1,128,280



NATIONS FUND
NATIONS MUNICIPAL INCOME FUND
PILOT MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996


                  PRINCIPAL
                   AMOUNT                                                                                            VALUE

====================================================================================================================================
NATIONS          PILOT                                                     SECURITY                     NATIONS     PILOT
UNICIPAL       MUNICIPAL                                                 DESCRIPTIONS                  MUNICIPAL  MUNICIPAL
 INCOME          BOND                                                                                    INCOME     BOND
  FUND           FUND        COMBINED                                                                     FUND      FUND    COMBINED
====================================================================================================================================
                                   MUNICIPAL BONDS AND NOTES - (CONTINUED)
                                   FLORIDA - (CONTINUED)
                                   Orlando, Florida, Utilities Commission:
       $0  $700,000     $700,000     5.500% 10/01/12...........................................           $0  $686,875   $686,875
        0 1,200,000    1,200,000     Series D,
                                     6.750% 10/01/17............................................           0 1,384,500  1,384,500
                                   State of Florida, Board of Education Outlay:
        0   500,000      500,000     6.125% 06/01/10 ...........................................           0   521,875    521,875
                                     Series A:
        0 1,000,000    1,000,000     5.500% 06/01/14 ..........................................            0   996,250    996,250
        0   200,000      200,000     7.250% 06/01/23 ..........................................            0   220,000    220,000
        0   300,000      300,000     Series B1,
                                     7.875% 06/01/19............................................           0   323,625    323,625
        0   700,000      700,000     Series D,
                                     5.000% 06/01/15............................................           0   653,625    653,625
        0   600,000      600,000   State of Florida, Jacksonville Transportation
                                      Authority, 9.000% 01/01/04 ...............................           0   646,500    646,500
2,000,000         0    2,000,000   South Broward, Florida, Hospital District
                                      Revenue Refunding, 5.500% 05/01/28........................   1,894,100         0  1,894,100
                                                                                                   ----------  ------- ------------
                                                                                                   4,927,380 10,312,125 15,239,505
                                                                                                   ----------  ------- ------------
                                   GEORGIA - 6.1%
        0 1,100,000    1,100,000   Atlanta, Georgia, GO,
                                     5.600% 12/01/11 ............................................          0  1,116,500  1,116,500
        0   800,000      800,000   De Kalb County, Georgia, GO,
                                     5.250% 01/01/20 ............................................          0    766,000    766,000
        0   200,000      200,000   Fulton County, Georgia, Water & Sewer Revenue,
                                      (FGIC Insured), 6.375% 01/01/14 ...........................          0    219,000    219,000
                                   Georgia Municipal Electric Power Authority:
                                     Series B,
        0 1,000,000    1,000,000     6.250% 01/01/12.............................................          0  1,058,750  1,058,750
                                     Series V, (GO of Participants Insured):
        0   300,000      300,000     6.500% 01/01/12 ............................................          0    325,125    325,125
        0 1,000,000    1,000,000     6.600% 01/01/18 ............................................          0  1,093,750  1,093,750
        0   400,000      400,000   Henry County, Georgia, GO, (MBIA Insured),
                                     6.000% 08/01/14 ............................................          0    417,500    417,500
1,000,000         0    1,000,000   Metropolitan Atlanta Rapid Transit Authority (MARTA),
                                      Georgia, Sales Tax Revenue Refunding, Series P,
                                     (AMBAC Insured), 6.100% 07/01/05 ............................ 1,074,180          0  1,074,180
1,000,000         0    1,000,000   Monroe County, Georgia, Development Authority, PCR,
                                     (Oglethorpe Power Corporation), Series A,
                                     6.800% 01/01/11 ............................................. 1,111,430          0  1,111,430
                                   Savannah, Georgia, Hospital Authority, Revenue Refunding
3,000,000         0    3,000,000      and Improvement:(Candler Hospital Project),
                                      7.000% 01/01/23............................................. 3,089,010          0  3,089,010
2,000,000         0    2,000,000      (St. Joseph's Hospital Project),
                                      6.125% 07/01/12............................................  2,059,120          0  2,059,120
2,690,000         0    2,690,000   Union County, Georgia, Housing Authority, Multi-family
                                     Housing Revenue Refunding, (Hidden Lake Apartments),
                                      Series S, (FHA/FNMA Insured), 7.125% 12/01/25............... 2,844,110          0  2,844,110
3,000,000         0    3,000,000   White County, Georgia, Industrial Development Authority Revenue
                                      Refunding, (Clark-Schwebel Fiber Glass Company Project),
                                      6.850% 06/01/10............................................. 3,129,330          0  3,129,330
                                                                                                  -----------  --------- ----------
                                                                                                  13,307,180  4,996,625 18,303,805
                                                                                                   ----------- -------- ----------
                                   HAWAII - 0.1%
        0   200,000      200,000   State of Hawaii, GO, Series BW,
                                     6.250% 03/01/12............................................          0     214,500    214,500
                                                                                                   ------------ -------- ---------

                                   ILLINOIS - 7.3%
                                   Chicago, Illinois:
        0   400,000      400,000     GO, Series 1993, (FGIC Insured),
                                     5.375% 01/01/13 .........................................            0     386,500    386,500
        0   600,000      600,000     Metropolitan Water District,
                                     5.500% 12/01/12 .........................................            0     596,250    596,250




NATIONS FUND
NATIONS MUNICIPAL INCOME FUND
PILOT MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996

                      PRINCIPAL
                       AMOUNT                                                                                        VALUE

====================================================================================================================================
 NATIONS             PILOT                                         SECURITY                             NATIONS      PILOT
MUNICIPAL          MUNICIPAL                                     DESCRIPTIONS                          MUNICIPAL   MUNICIPAL
  INCOME             BOND                                                                                INCOME      BOND
   FUND              FUND            COMBINED                                                             FUND       FUND   COMBINED
====================================================================================================================================
                                                MUNICIPAL BONDS AND NOTES - (CONTINUED)
                                                ILLINOIS - (CONTINUED)
                                                Chicago, Illinois (continued):
$1,500,000                $0       $1,500,000     O'Hare International Airport, Special Facilities Revenue
                                                  Refunding, (American Airlines Inc. Project),
                                                  8.200% 12/01/24.................................... $1,740,090      $0  $1,740,090
         0           400,000          400,000     Park District, (FGIC Insured),
                                                  6.050% 01/01/03....................................          0 408,000     408,000
         0         2,000,000        2,000,000   Cook County, Illinois, GO,
                                                  5.900% 11/15/16...................................          0 2,015,000  2,015,000
                                                Du Page County, Illinois:
         0           600,000          600,000    GO,
                                                  5.500% 01/01/13...................................           0  591,750    591,750
         0           600,000          600,000     Jail Project,
                                                  5.600% 01/01/21..................................            0  594,000    594,000
         0           600,000          600,000     Water Commission Revenue,
                                                  5.250% 05/01/14...................................           0  563,250    563,250
 1,000,000                 0        1,000,000   Illinois State Development Finance Authority, PCR, Refunding,
                                                  (Edison Company Project), Series D, (AMBAC Insured),
                                                  6.750% 03/01/15...................................   1,085,350        0  1,085,350
                                                Illinois State, GO:
         0           200,000          200,000     9.500% 11/01/03..................................            0  213,614    213,614
         0           400,000          400,000     8.000% 10/01/04.................................             0  423,540    423,540
 2,000,000                 0        2,000,000   Illinois State Health Facilities Authority Revenue,
                                                  (OSF Healthcare System), 6.000% 11/15/10 .........   1,999,840        0  1,999,840
 1,500,000                 0        1,500,000   Illinois State Sales Tax Revenue Refunding, Series V,
                                                  6.375% 06/15/17 .................................    1,567,920        0  1,567,920
 1,000,000                 0        1,000,000   Illinois State Toll Highway Authority Revenue, Series A,
                                                  (FGIC Insured),
                                                  6.200% 01/01/16 ...............................      1,041,120        0  1,041,120
 3,000,000                 0        3,000,000   Metropolitan Pier and Exposition Authority, Illinois,
                                                  State Tax Revenue, Capital Appreciation, Refunding,
                                                   Series A, (MBIA Insured), Zero coupon 12/15/13+.... 1,086,510        0  1,086,510
 1,000,000                 0        1,000,000   Regional Transportation Authority, Illinois, Revenue Bonds,
                                                  Series A, (AMBAC Insured),
                                                  6.500% 06/01/15 ...................................  1,073,390        0  1,073,390
                                                State of Illinois, GO:
         0         2,340,000        2,340,000     5.875% 06/01/11....................................          0 2,369,250 2,369,250
         0         2,000,000        2,000,000     6.000% 02/01/16....................................          0 2,055,000 2,055,000
         0           800,000          800,000     5.500% 08/01/18....................................          0   771,000   771,000
         0           600,000          600,000     5.800% 04/01/19....................................          0   597,000   597,000
                                                  Revenue Bonds,
         0           700,000          700,000     5.250% 06/15/18....................................          0   647,500   647,500
                                                                                                       -----------------------------
                                                                                                     9,594,220 12,231,654 21,825,874
                                                                                                       -----------------------------
                                                INDIANA - 1.9%
 2,500,000                 0        2,500,000   Franklin, Indiana, Economic Development Revenue
                                                   Refunding, (Hoover Universal Inc. Project Guaranteed),
                                                  6.100% 12/01/04 .................................... 2,633,550        0  2,633,550
1,000,000                  0        1,000,000   Indiana State Health Facilities Financing
                                                Authority,
                                                   Hospital Revenue Refunding, (Methodist Hospital Inc.
                                                  Project), Series A, 5.750% 09/01/15 ................   985,220        0    985,220
 2,000,000                 0        2,000,000   Indianapolis, Indiana, Airport Authority, Special
                                                  Facilities Revenue, (Federal Express Corporation Project),
                                                  7.100% 01/15/17 ................................     2,128,880        0  2,128,880
                                                                                                      -----------  ------- ---------
                                                                                                       5,747,650        0  5,747,650
                                                                                                      -----------  ------- ---------
                                                KANSAS - 1.7%
 2,000,000                 0        2,000,000   Kansas City, Kansas, Utilities System Revenue Refunding
                                                  and Improvement, (FGIC Insured),
                                                  6.250% 09/01/14....................................  2,108,700        0  2,108,700
                                                Kansas State, Department of Transportation, Highway
         0         2,000,000        2,000,000      Revenue: 6.000% 09/01/07.........................           0 2,125,000 2,125,000
         0           700,000          700,000     5.375% 03/01/13...................................           0   682,500   682,500
                                                                                                     -----------  --------  --------
                                                                                                       2,108,700 2,807,5004,916,200
                                                                                                     -----------  --------  --------
                                                KENTUCKY - 0.3%
         0         1,000,000        1,000,000   Kentucky State Turnpike Authority, Economic Development
                                                  Revenue, 5.625% 07/01/15..........................           0 1,000,000 1,000,000
                                                                                                         ------- -------- ----------


NATIONS FUND
NATIONS MUNICIPAL INCOME FUND
PILOT MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996

                  PRINCIPAL
                   AMOUNT                                                                                       VALUE

====================================================================================================================================
    NATIONS         PILOT                                       SECURITY                            NATIONS     PILOT
   MUNICIPAL      MUNICIPAL                                    DESCRIPTIONS                       MUNICIPAL   MUNICIPAL
     INCOME         BOND                                                                           INCOME       BOND
      FUND          FUND     COMBINED                                                                FUND       FUND    COMBINED
====================================================================================================================================
                                        MUNICIPAL BONDS AND NOTES - (CONTINUED)
                                        LOUISIANA - 0.1%
       $0      $400,000      $400,000   State of Louisiana, GO, Series B,
                                          8.000% 05/01/03..................................            $0     $417,316     $417,316
                                                                                                 ----------  ----------- -----------


                                        MAINE - 0.2%
        0       700,000       700,000   State of Maine, Turnpike Authority, (MBIA Insured),
                                          6.000% 07/01/14..................................             0      721,875      721,875
                                                                                                 ----------  ----------- -----------

                                        MASSACHUSETTS - 2.9%
                                        Commonwealth of Massachusetts, GO:
        0     2,000,000     2,000,000     5.500% 06/01/10..................................             0    1,987,500    1,987,500
        0     2,500,000     2,500,000     Series A, (MBIA Insured),
                                          5.750% 02/01/13..................................             0    2,528,125    2,528,125
        0     3,675,000     3,675,000   Massachusetts Bay Transportation Authority,
                                          Revenue Bonds, Series A, (GO of Authority Insured),
                                          5.750% 03/01/18...................................            0    3,675,000    3,675,000
        0       500,000       500,000   Massachusetts Water Reserve Authority, Revenue Bonds,
                                          (MBIA Insured),
                                          5.900% 08/01/16..................................             0      507,500      507,500
                                                                                                 ----------  ----------- -----------
                                                                                                        0    8,698,125    8,698,125
                                                                                                 ----------  ----------- -----------
                                        MICHIGAN - 4.5%
        0     1,750,000     1,750,000   Byron Center, Michigan Public Schools, GO,
                                           (MBIA Insured), 5.970% 05/01/15................              0    1,793,750     1,793,750
        0     1,400,000     1,400,000   Ferndale, Michigan School District, GO, (FGIC Insured),
                                          5.375% 05/01/16.................................              0    1,351,000     1,351,000
        0     1,010,000     1,010,000   Grand Rapids, Michigan County College, GO,
                                          5.450% 05/01/12.................................              0      998,638       998,638
        0       300,000       300,000   Hudsonville, Michigan Public Schools, GO,
                                           (FGIC Insured), 6.000% 05/01/14................              0      309,375       309,375
        0     1,250,000     1,250,000   Kalamazoo, Michigan School District, GO,
                                          5.650% 05/01/14.................................              0    1,260,937     1,260,937
        0     1,000,000     1,000,000   Lakeshore, Michigan Public Schools, GO,
                                          5.750% 05/01/15.................................              0    1,002,500     1,002,500
        0     1,000,000     1,000,000   Michigan State Environmental Protection Program, GO,
                                          6.250% 11/01/12...............................                0    1,082,500     1,082,500
3,000,000             0     3,000,000   Michigan State Job Development Authority, PCR,
                                          (General Motors Corporation),
                                          5.550% 04/01/09...............................         2,960,940           0     2,960,940
        0     1,000,000     1,000,000   Michigan Trunk Line, Revenue Bonds, Series A,
                                          (FGIC Insured), 5.300% 05/01/11..............                  0     992,500       992,500
        0     1,700,000     1,700,000   Oxford, Michigan Area Community School, GO,
                                           (FGIC Insured), 5.300% 05/01/11.............                  0   1,646,875     1,646,875
                                                                                                 ----------  ----------- -----------
                                                                                                 2,960,940    10,438,075  13,399,015
                                                                                                 ----------  ----------- -----------
                                        MISSISSIPPI - 0.3%
1,000,000             0     1,000,000   Claiborne County, Mississippi, PCR,
                                           (Systems Energy Resource Inc. Project),
                                           6.200% 02/01/26............................             961,060             0     961,060
                                                                                                 ----------  ----------- -----------

                                        MISSOURI - 9.2%
        0     1,000,000     1,000,000   Independence, Missouri, GO,
                                          6.250% 03/01/11..............................                   0    1,070,000   1,070,000
        0       200,000       200,000   Jackson County, Missouri, Industrial Development
                                           Authority, (BIGI Insured),
                                          8.250% 07/01/07..............................                   0      210,570     210,570
        0       300,000       300,000   Jefferson City, Missouri, School District, GO,
                                          6.700% 03/01/11..............................                   0      337,875     337,875
                                        Kansas City, Missouri, GO:
        0       400,000       400,000     5.750% 10/01/07.............................                    0      410,000     410,000
        0     1,000,000     1,000,000     6.000% 03/01/08..............................                   0    1,026,250   1,026,250
        0       400,000       400,000     5.750% 10/01/11..............................                   0      404,000     404,000
                                        Kansas City, Missouri:
        0       500,000       500,000     Airport Revenue, (MBIA Insured),
                                          7.200% 09/01/09..............................                   0      546,875     546,875
        0       400,000       400,000     Revenue Bonds,
                                          7.200% 09/01/08..............................                   0      437,500     437,500


NATIONS FUND
NATIONS MUNICIPAL INCOME FUND
PILOT MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996

                      PRINCIPAL
                       AMOUNT                                                                                    VALUE

====================================================================================================================================
 NATIONS        PILOT                                                  SECURITY                     NATIONS      PILOT
MUNICIPAL     MUNICIPAL                                              DESCRIPTIONS                  MUNICIPAL   MUNICIPAL
  INCOME        BOND                                                                                INCOME       BOND
   FUND         FUND     COMBINED                                                                    FUND        FUND      COMBINED
====================================================================================================================================

                                     MUNICIPAL BONDS AND NOTES - (CONTINUED)
                                     MISSOURI - (CONTINUED)
$0          $400,000      $400,000   Melville, Missouri, School District No. 9, GO, (MBIA Insured),
                                       6.000% 02/15/13..............................................  $0      $414,500     $414,500
                                     Missouri Environmental & Energy Resource Authority:
 0           500,000       500,000     (Springfield Project), Series A,
                                       7.000% 10/01/10..............................................   0       548,750      548,750
                                       (State Revolving Fund - Multipart Project), Series A:
 0           400,000       400,000     6.450% 07/01/08..............................................   0       434,500      434,500
 0           300,000       300,000     6.875% 06/01/14..............................................   0       327,375      327,375
 0           400,000       400,000     6.550% 07/01/14..............................................   0       431,000      431,000
 0           200,000       200,000     6.050% 07/01/15..............................................   0       204,250      204,250
 0         1,000,000     1,000,000     5.750% 01/01/16..............................................   0     1,011,250    1,011,250
                                        (Union Electric Company Project), Series A:
 0           200,000       200,000     7.400% 05/01/20..............................................   0       218,000      218,000
 0         1,100,000     1,100,000     (AMBAC Insured),
                                       7.400% 05/01/20..............................................   0     1,201,750    1,201,750
                                     Missouri Health & Education Facilities Authority:
 0         1,500,000     1,500,000     (Barnes Hospital Project),
                                       7.125% 12/15/09..............................................   0     1,676,250    1,676,250
 0           400,000       400,000     (Children's Mercy Hospital Project), (MBIA Insured),
                                       5.625% 05/15/12..............................................   0       394,500      394,500
                                       (Deaconess Health Services Project), (FGIC Insured):
 0           500,000       500,000     6.750% 04/01/07..............................................   0       515,390      515,390
 0           500,000       500,000     6.750% 04/01/15..............................................   0       514,295      514,295
 0           290,000       290,000     (Jewish Hospital of St. Louis Project),
                                       7.250% 07/01/15..............................................   0       298,303      298,303
 0           500,000       500,000     (Sister's of Mercy Project), Series A,
                                       6.250% 06/01/15..............................................   0       523,125      523,125
                                       (SSM Health Care Projects):
 0           900,000       900,000     (BIGI Insured),
                                       7.750% 06/01/16..............................................   0       969,750      969,750
 0           200,000       200,000     (MBIA Insured),
                                       7.000% 06/01/15..............................................   0       214,000      214,000
 0           400,000       400,000     (St. Louis Universities Project), Series A, (AMBAC Insured),
                                       7.750% 06/01/07..............................................   0       416,264      416,264
                                       (St. Louis University Project), (AMBAC Insured):
 0           700,000       700,000     5.000% 10/01/10..............................................   0       665,000      665,000
 0           200,000       200,000     6.500% 08/01/16..............................................   0       215,500      215,500
 0         1,000,000     1,000,000     5.125% 10/01/16..............................................   0       935,000      935,000
                                       (St. Luke's Episcopal-Presbyterian Project), (FGIC Insured):
 0           200,000       200,000     6.800% 12/01/03..............................................   0       214,500      214,500
 0           900,000       900,000     6.875% 12/01/07..............................................   0       932,625      932,625
 0         1,745,000     1,745,000   Missouri Housing Development Commission, Single Family-Homeowner
                                       Loan, Series A, (GNMA/FHA/VA Insured),
                                       6.100% 09/01/14..............................................   0     1,762,450    1,762,450
 0           300,000       300,000   Missouri State Office Buildings, Revenue Bonds,
                                       6.400% 12/01/10..............................................   0       315,750      315,750
 0         1,625,000     1,625,000   Missouri Water Pollution Control, GO, Series A,
                                       5.600% 04/01/15..............................................   0     1,637,187    1,637,187
 0           400,000       400,000   Ritenour, Missouri School District, GO, (FGIC Insured),
                                       6.00% 02/01/10...............................................   0       410,000      410,000
 0           400,000       400,000   Rolla, Missouri School District, No. 31, GO,
                                       6.375% 03/01/14..............................................   0       421,500      421,500
                                     Springfield, Missouri:
 0           800,000       800,000     Motorworks Revenue, Series A,
                                       5.500% 05/01/19..............................................   0       783,000      783,000
 0           400,000       400,000     School District, No. R-12, GO, (MBIA Insured),
                                       5.250% 03/01/11..............................................   0       384,500      384,500


NATIONS FUND
NATIONS MUNICIPAL INCOME FUND
PILOT MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996

                      PRINCIPAL
                       AMOUNT                                                                                   VALUE

====================================================================================================================================
    NATIONS       PILOT                                                      SECURITY           NATIONS          PILOT
   MUNICIPAL    MUNICIPAL                                                  DESCRIPTIONS        MUNICIPAL       MUNICIPAL
     INCOME       BOND                                                                           INCOME          BOND
      FUND        FUND         COMBINED                                                           FUND           FUND       COMBINED
====================================================================================================================================
                                      MUNICIPAL BONDS AND NOTES - (CONTINUED)
                                      MISSOURI - (CONTINUED)
                                      St. Louis County, Missouri, GO:
       $0    $200,000      $200,000     Parkway School District, Series A,
                                        6.000% 07/01/10...................................       $0        $207,250        $207,250
        0     500,000       500,000     Pattonville School District, (FGIC Insured),
                                        6.250% 02/01/10...................................        0         537,500         537,500
        0     500,000       500,000     Series B,
                                        5.400% 02/01/10...................................        0         496,875         496,875
        0     200,000       200,000   St. Louis, Missouri, Industrial Development Authority,
                                        (Anheuser-Busch Project),
                                        6.620% 05/01/16...................................        0         220,500         220,500
        0     500,000       500,000   University City, Missouri, School District, GO,
                                         (MBIA Insured), 6.200% 02/15/14..................        0         526,250         526,250
                                      University, Missouri:
        0     400,000       400,000     Series A, (AMBAC Insured),
                                        6.500% 11/01/11...................................        0         429,500         429,500
        0     200,000       200,000     Series B, (AMBAC Insured),
                                        6.500% 11/01/11...................................        0         214,750         214,750
        0     800,000       800,000     University Hospital & Clinics Improvement Revenue,
                                        7.375% 11/01/10...................................        0         900,000         900,000
        0     500,000       500,000     University Revenue Refunding and Improvement
                                         - System Facilities,5.375% 11/01/13..............        0         489,375         489,375
                                                                                            ----------  -------------- -------------
                                                                                                  0      27,455,334      27,455,334
                                                                                            ----------  -------------- -------------
                                      NEBRASKA - 0.5%
                                      Nebraska Public Power Supply Systems:
        0     800,000       800,000     6.125% 01/01/15...................................        0         818,000         818,000
        0     400,000       400,000     5.750% 01/01/20...................................        0         396,000         396,000
        0     400,000       400,000   Omaha, Nebraska, Public Power Electric Revenue,
                                        6.200% 02/01/17...................................        0         433,500         433,500
                                                                                            ----------  -------------- -------------
                                                                                                  0       1,647,500       1,647,500
                                                                                            ----------  -------------- -------------
                                      NEVADA - 1.8%
        0   1,400,000     1,400,000   Clark County, Nevada, GO, Series A, (MBIA Insured),
                                        6.000% 06/01/12..................................         0       1,454,250       1,454,250
        0   1,000,000     1,000,000   Las Vegas-Clark County, Nevada, Library District, GO,
                                        (FGIC Insured),
                                        6.000% 02/01/12..................................         0       1,032,500       1,032,500
        0   1,000,000     1,000,000   Nevada Municipal Bank, GO, Series A,
                                        5.500% 11/01/17..................................         0         967,500         967,500
        0     800,000       800,000   Nevada Municipal Project No. 42, GO,
                                        5.875% 09/01/12..................................         0         813,000         813,000
1,000,000           0     1,000,000   Nevada State, GO, (Project No. 40-41-A),
                                         6.375% 12/01/17................................. 1,034,030               0       1,034,030
                                                                                          ----------- -------------   -------------
                                                                                          1,034,030       4,267,250      5,301,280
                                                                                          ----------  --------------  -------------
                                      NEW JERSEY - 0.6%
1,010,000           0     1,010,000   North Brunswick Township, New Jersey, Unlimited Tax,
                                        GO, 6.400% 05/15/08 ............................   1,089,164              0      1,089,164
        0     500,000       500,000   State of New Jersey, GO, Series B,
                                        6.250% 01/15/05................................            0        543,750        543,750
                                                                                            ----------  -------------- -------------
                                                                                           1,089,164         543,750      1,632,914
                                                                                            ----------  -------------- -------------
                                      NEW MEXICO - 0.2%
        0     400,000       400,000   New Mexico State University, Revenue Bonds,
                                        5.750% 04/01/16 ...............................            0         406,000        406,000
        0     200,000       200,000   Santa Fe, New Mexico, Revenue Bonds,
                                          (AMBAC Insured), 6.250% 06/01/15.............            0         217,000        217,000
                                                                                            ----------   -------------- ------------
                                                                                                   0         623,000        623,000
                                                                                            ----------  -------------- -------------
                                      NEW YORK - 2.4%
        0   2,000,000     2,000,000   Municipal Assistance Corporation for New York,
                                        5.200% 07/01/08 ...............................            0       2,002,500      2,002,500
        0   2,000,000     2,000,000   New York Energy Authority, Revenue Bonds,
                                        6.100% 08/15/00 ...............................            0       2,022,500      2,022,500
        0   3,000,000     3,000,000   New York State, Assistance Corporation Revenue,
                                         Series A, 6.000% 04/01/16.....................            0       3,045,000      3,045,000
                                                                                            ----------  -------------- -------------
                                                                                                   0       7,070,000      7,070,000
                                                                                            ----------  -------------- -------------

NATIONS FUND
NATIONS MUNICIPAL INCOME FUND
PILOT MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996

                  PRINCIPAL
                    AMOUNT                                                                                       VALUE

====================================================================================================================================
    NATIONS         PILOT                                                     SECURITY             NATIONS       PILOT
   MUNICIPAL      MUNICIPAL                                                 DESCRIPTIONS          MUNICIPAL    MUNICIPAL
     INCOME         BOND                                                                            INCOME       BOND
      FUND          FUND        COMBINED                                                             FUND        FUND      COMBINED
====================================================================================================================================
                                        MUNICIPAL BONDS AND NOTES - (CONTINUED)
                                        NORTH CAROLINA - 1.1%
        $0    $1,000,000    1,000,000   North Carolina Municipal Power Agency, Catawba
                                          Electric No. 1, (MBIA Insured),
                                          6.000% 01/01/10 .................................              $0   $1,051,250  $1,051,250
         0     2,000,000    2,000,000   North Carolina Power Revenue, (Easton Municipal
                                           Power Project),Series A, (FGIC Insured),
                                          6.200% 01/01/12.................................                0    2,075,000   2,075,000
                                                                                                 -----------  ----------- ----------
                                                                                                          0    3,126,250   3,126,250
                                                                                                 -----------  ----------- ----------
                                        OHIO - 1.3%
 1,000,000             0    1,000,000   Dayton, Ohio, Special Facilities Revenue,
                                            (Air Freight Corporation Project), Serie F,
                                          6.050% 10/01/09...............................          1,010,410            0   1,010,410
         0       700,000      700,000   Lakota, Ohio, School District, GO, (AMBAC Insured),
                                          6.250% 12/01/14...............................                  0      738,500     738,500
 1,000,000             0    1,000,000   Lucas County, Ohio, Hospital Revenue,
                                            (Flower Hospital Project), 6.125% 12/01/13...         1,088,310            0   1,088,310
 1,000,000             0    1,000,000   Ohio State Air Quality Development Authority,
                                          PCR, Refunding, (Ohio Edison Company), Class A,
                                          5.950% 05/15/29................................           910,790            0     910,790
                                                                                                 -----------  ----------- ----------
                                                                                                  3,009,510      738,500   3,748,010
                                                                                                 -----------  ----------- ----------
                                        OREGON - 1.9%
         0     2,000,000    2,000,000   Chemetka, Oregon, Community College District, GO,
                                           (FGIC Insured), 5.800% 06/01/12 ..............                 0    2,035,000   2,035,000
         0     2,900,000    2,900,000   Portland, Oregon, Sewer Systems Revenue,
                                          6.250% 06/01/15 ...............................                 0    3,034,125   3,034,125
                                        State of Oregon, GO:
         0       200,000      200,000     8.750% 10/01/97 ...............................                 0      209,326     209,326
         0       200,000      200,000     11.000% 12/01/99 ..............................                 0      238,750     238,750
                                                                                                 -----------  ----------- ----------
                                                                                                          0    5,517,201   5,517,201
                                                                                                 -----------  ----------- ----------
                                        PENNSYLVANIA - 2.5%
 2,000,000             0    2,000,000   Lehigh County, Pennsylvania, Industrial Development
                                           Authority, PCR, Refunding, (Pennsylvania Power
                                           and Light Company Project), Series A, (MBIA Insured),
                                          6.400% 11/01/21 ...............................         2,105,440            0   2,105,440
         0       500,000      500,000   Pennsylvania Higher Education Facilities, Facilities
                                           Revenue, Series J, (AMBAC Insured),
                                          5.625% 06/15/19 ................................                0      488,750     488,750
 1,000,000             0    1,000,000   Philadelphia, Pennsylvania, Gas Works Revenue Refunding,
                                           14th Series, 6.250% 07/01/08...................        1,023,620            0   1,023,620
 1,725,000             0    1,725,000   Philadelphia, Pennsylvania, Hospital and Higher Education
                                         Facilities Authority, Hospital Revenue, (Frankford
                                            Hospital Project), Series A, 6.000% 06/01/14..        1,695,365            0   1,695,365
 2,000,000             0    2,000,000   Philadelphia, Pennsylvania, Industrial Development
                                           Authority, Industrial Development Revenue
                                           Refunding, (Ashland Oil Inc. Project),
                                           5.700% 06/01/05...............................         2,032,760            0   2,032,760
                                                                                                 -----------  ----------- ----------
                                                                                                  6,857,185      488,750   7,345,935
                                                                                                 -----------  ----------- ----------
                                        RHODE ISLAND - 1.0%
         0     2,845,000    2,845,000   State of Rhode Island, GO, Series A, (MBIA Insured),
                                          5.600% 08/01/10 ................................                0    2,862,781   2,862,781
                                                                                                 -----------  ----------- ----------

                                        SOUTH CAROLINA - 2.4%
         0     1,000,000    1,000,000   Piedmont Municipal Power Agency, Series A,
                                           (FGIC Insured), 6.500% 01/01/16 ................               0    1,105,000   1,105,000
 2,000,000             0    2,000,000   South Carolina State Housing Finance and
                                           Development Authority, Homeownership
                                         Mortgage Purchase, Series A, 6.375% 07/01/16......       2,041,220            0   2,041,220
 2,000,000             0    2,000,000   Spartanburg County, South Carolina, Solid
                                          Waste Disposal Facilities Revenue, (BMW Project),
                                          7.550% 11/01/24 .................................       2,169,560            0   2,169,560
 2,000,000             0    2,000,000   York County, South Carolina, Industrial
                                          Development Revenue, Exempt Facility,
                                           (Hoechst Celanese Corporation Project), AMT,
                                           5.700% 01/01/24 ................................       1,931,460            0   1,931,460
                                                                                                 -----------  ----------- ----------
                                                                                                  6,142,240    1,105,000   7,247,240
                                                                                                 -----------  ----------- ----------

NATIONS FUND
NATIONS MUNICIPAL INCOME FUND
PILOT MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996

             PRINCIPAL
              AMOUNT                                                                                              VALUE

====================================================================================================================================
NATIONS       PILOT                                                     SECURITY                   NATIONS       PILOT
MUNICIPAL     MUNICIPAL                                                 DESCRIPTIONS                MUNICIPAL    MUNICIPAL
INCOME         BOND                                                                                  INCOME       BOND
FUND           FUND        COMBINED                                                                   FUND        FUND     COMBINED
====================================================================================================================================
                                         MUNICIPAL BONDS AND NOTES - (CONTINUED)
                                         TENNESSEE - 2.5%
$2,000,000             $0   $2,000,000   Humphreys County, Tennesse, Industrial Development
                                           Board, Solid Waste Disposal Revenue, (duPont (E.I.)
                                           AMT, de Nemours & Company Project), 6.700% 05/01/24..$2,131,880           $0   $2,131,880
 2,500,000              0    2,500,000   Maury County, Tennessee, Industrial Development
                                            Board, PCR, Multi-Modal, Refunding, (Saturn
                                           Corporation Project), General Motors
                                           Guaranty Agreement, 6.500% 09/01/24.................. 2,604,975            0    2,604,975
 1,750,000              0    1,750,000   McMinn County, Tennessee, Industrial Development
                                           Board, Solid Waste Recycling Facility Revenue,
                                           (Calhoun Newsprint Project), AMT, 7.400% 12/01/22.... 1,880,760            0    1,880,760
         0      1,000,000    1,000,000   Memphis, Tennessee, GO,
                                           5.200% 11/01/10 ...................................           0      966,250      966,250
                                                                                                -----------  ------------ ----------
                                                                                                 6,617,615      966,250    7,583,865
                                                                                                ----------- ------------ -----------
                                         TEXAS - 9.1%
 4,000,000              0    4,000,000   Alliance Airport Authority Inc., Texas, Special
                                           Facilities Revenue, (American Airlines Inc.
                                           Project), AMT, 7.000% 12/01/11 ...................    4,355,400            0    4,355,400
                                         Austin, Texas, Utility System Revenue:
         0      1,000,000    1,000,000     7.300% 05/15/17..................................             0    1,118,750    1,118,750
                                           (BIGI Insured),
         0        400,000      400,000     8.625% 11/15/12...................................            0      474,500      474,500
                                           Series A:
         0        500,000      500,000     9.500% 05/15/15 ..................................            0      580,625      580,625
         0        700,000      700,000     8.000% 11/15/16...................................            0      794,500      794,500
         0        395,000      395,000   Austin, Texas, Water, Sewer and Electric Revenue,
                                           14.000% 11/15/01..................................            0      506,475      506,475
         0      3,610,000    3,610,000   Bexar, Texas, Metropolitan Water Distribution,
                                            Waterworks Revenue, (MBIA Insured),
                                           6.000% 05/01/15...................................            0    3,691,225    3,691,225
 1,000,000              0    1,000,000   Brazos River Authority, Texas, Revenue Refunding,
                                            (Houston Light & Power Company Project), Series B,
                                            (MBIA Insured), 6.375% 04/01/12 .................    1,057,360            0    1,057,360
         0      2,575,000    2,575,000   Carrollton, Texas, Farmers Branch School District, GO,
                                            (PSFG Insured), 5.700% 02/15/17 .................            0    2,575,000    2,575,000
                                         Cypress-Fairbanks, Texas, School District, GO, (PSFG
         0        400,000      400,000      insured): 5.750% 02/01/08........................            0      408,000      408,000
         0      1,275,000    1,275,000     5.750% 02/15/16 ..................................            0    1,282,969    1,282,969
         0      1,000,000    1,000,000   Dallas, Texas, School District, GO, (PSFG Insured),
                                           5.700% 08/15/12 .................................             0    1,006,250    1,006,250
         0      1,075,000    1,075,000   Denton, Texas, Utility Systems Revenue,
                                           5.700% 12/01/10 .................................             0    1,076,344    1,076,344
                                         Harris County, Texas:
         0        200,000      200,000     GO,
                                           7.800% 01/01/03 ..................................            0      231,500      231,500
         0        700,000      700,000     Toll Road Revenue,
                                           6.750% 08/01/14 ..................................            0      756,875      756,875
         0        500,000      500,000   Houston, Texas, Water Systems Revenue,
                                           7.400% 12/01/07...................................            0      530,000      530,000
 1,500,000              0    1,500,000   Lubbock, Texas, Health Facilities Development
                                           Corporation, Revenue Refunding, (St. Joseph
                                            Health System Project), 5.500% 07/01/14..........    1,453,620            0    1,453,620
                                         San Antonio, Texas:
                                           Electric & Gas Revenue, (MBIA Insured):
         0      1,000,000    1,000,000     5.375% 02/01/16...................................            0      965,000      965,000
         0      2,000,000    2,000,000     5.375% 02/01/18...................................            0    1,915,000    1,915,000
 1,000,000              0    1,000,000     Electricity & Gas Refunding, Revenue Bonds,
                                           5.750% 02/01/11...................................    1,012,070            0    1,012,070
         0      1,100,000    1,100,000     Water Revenue, (MBIA Insured),
                                           6.500% 05/15/10...................................            0    1,178,375    1,178,375
                                                                                                -----------  -----------  ----------
                                                                                                 7,878,450   19,091,388   26,969,838
                                                                                                ------------ -----------  ----------


NATIONS FUND
NATIONS MUNICIPAL INCOME FUND
PILOT MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996


              PRINCIPAL
               AMOUNT                                                                                              VALUE

====================================================================================================================================
NATIONS       PILOT                                                         SECURITY               NATIONS       PILOT
MUNICIPAL    MUNICIPAL                                                     DESCRIPTIONS            MUNICIPAL    MUNICIPAL
 INCOME       BOND                                                                                  INCOME       BOND
  FUND        FUND            COMBINED                                                               FUND        FUND      COMBINED
====================================================================================================================================

                                       MUNICIPAL BONDS AND NOTES - (CONTINUED)
                                       UTAH - 1.5%
                                       Intermountain Power Agency, Utah Power Supply Revenue:
          $0  $2,000,000  $2,000,000     5.000% 07/01/16......................................         $0   $1,825,000   $1,825,000
           0     500,000     500,000     5.250% 07/01/17 .....................................          0      466,875      466,875
           0     800,000     800,000     5.500% 07/01/20 .....................................          0      759,000      759,000
           0   1,300,000   1,300,000   Salt Lake City, Utah, Water & Sewer Revenue,
                                         (AMBAC Insured),6.100% 02/01/14 .....................          0    1,339,000    1,339,000
                                                                                                ---------- ------------ -----------
                                                                                                        0    4,389,875    4,389,875
                                                                                                ---------- ------------ -----------
                                        VIRGINIA - 0.7%
   2,000,000           0   2,000,000   Covington-Allegheny County, Virginia, Industrial
                                         Development Authority, PCR, (Westvaco Corporation
                                         Project), 6.650% 09/01/18 ..........................   2,132,500           0    2,132,500
                                                                                                ---------- ------------ -----------

                                       WASHINGTON - 11.0%
           0   2,480,000   2,480,000   Clark County, Sewer Revenue,
                                         5.800% 12/01/11...................................             0   2,504,800    2,504,800
                                       King County, Washington, GO:
                                         Library Systems Revenue,
           0   1,035,000   1,035,000     6.150% 12/01/10 ..................................             0   1,090,631    1,090,631
                                         School District No. 415,
           0   2,000,000   2,000,000     5.800% 06/01/13 ..................................             0   2,022,500    2,022,500
           0     900,000     900,000   King & Snow Counties, Washington, School District ,
                                          GO, 6.300% 06/01/13 ............................              0     933,750      933,750
   2,500,000           0   2,500,000   Public Industrial Corporation, Port Camas -
                                         Washougal, Washington, PCR, (James River
                                         Corporation Project), 6.700% 04/01/23...........       2,534,700          0     2,534,700
                                       Seattle Municipality:
           0     300,000     300,000     GO,
                                         5.650% 01/01/20 ...............................                0    295,125      295,125
           0   2,000,000   2,000,000     Sewer Revenue, Series X, (FGIC Insured),
                                         5.500% 01/01/16................................                0  1,937,500    1,937,500
                                       Seattle, Washington:
           0   2,000,000   2,000,000     GO, Series A,
                                         5.625% 01/15/10 ...............................                0  2,010,000    2,010,000
                                         Light & Power Revenue:
           0   2,000,000   2,000,000     6.625% 07/01/16 ..............................                 0  2,132,500    2,132,500
           0     500,000     500,000     Series B,
                                         5.750% 08/01/08 ..............................                 0    510,000      510,000
           0   1,400,000   1,400,000     Water Systems Revenue,
                                         5.500% 06/01/18...............................                 0  1,351,000    1,351,000
                                       State of Washington, GO:
           0     300,000     300,000     7.750% 12/01/07 ..............................                 0    321,750      321,750
           0     300,000     300,000     Public Improvements, Series A-AT-6,
                                         6.250% 02/01/11 ..............................                 0    321,000      321,000
           0   5,000,000   5,000,000     Series A,
                                         6.750% 02/01/15 ..............................                 0  5,681,250    5,681,250
           0     500,000     500,000   Tacoma, Washington, Electrical Systems Revenue, Series B,
                                         (AMBAC Insured),
                                         5.900% 01/01/05...............................                 0    523,125      523,125
                                       Washington State:
           0     500,000     500,000     Public Improvements, Fuel Sales Tax Revenue, GO,
                                         8.900% 10/01/03.................................               0    524,400      524,400
                                         Public Power Supply System Revenue, (Systems
                                         Nuclear Project No. 1):(Systems Nuclear
           0     200,000     200,000     Project No. 1): 14.375% 07/01/01 ..............                0    250,250      250,250
           0   4,000,000   4,000,000     5.750% 07/01/11 ...............................                0  3,975,000    3,975,000
           0     300,000     300,000     Series B,
                                         7.250% 07/01/09 ...............................                0    340,500      340,500
                                         Public Power Supply System, Revenue Refunding:
           0     400,000     400,000     (Systems Nuclear Project No. 2), Series A,
                                         7.250% 07/01/06................................                0    452,500      452,500
   3,000,000           0   3,000,000     (Systems Nuclear Project No. 3), Series B,
                                         (FSA Insured), 5.400% 07/01/05 ................        3,022,620          0    3,022,620
                                                                                                ---------- ------------ -----------


                                                                                                5,557,320   27,177,581   32,734,901
                                                                                                ---------- ------------ -----------

NATIONS FUND
NATIONS MUNICIPAL INCOME FUND
PILOT MUNICIPAL BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996

            PRINCIPAL
             AMOUNT                                                                  VALUE

====================================================================================================================================
  NATIONS    PILOT                          SECURITY                              NATIONS                PILOT
 MUNICIPAL  MUNICIPAL                     DESCRIPTIONS                           MUNICIPAL             MUNICIPAL
  INCOME     BOND                                                                 INCOME                  BOND
   FUND      FUND      COMBINED                                                    FUND                   FUND            COMBINED
====================================================================================================================================

                         MUNICIPAL BONDS AND NOTES - (CONTINUED)
                                  WEST VIRGINIA - 0.3%
    $0    $1,000,000  $1,000,000  West Virginia University Revenue,
                                  (AMBAC Insured), 5.750% 04/01/16 .............    $0                 $1,002,500         $1,002,500
                                                                                ------------         -------------     -------------

                                  WISCONSIN - 0.3%
     0     1,000,000   1,000,000  Wisconsin State, GO, Series 1,
                                  5.800% 11/01/08...............................     0                  1,038,750          1,038,750
                                                                                -------------        -------------     -------------

                                  WYOMING - 0.3%
1,000,000          0   1,000,000  Campbell County, Wyoming,
                                  School District No. 001 Gillette,
                                  (School Board Guarantee), 5.550% 06/01/06..... 1,021,680                      0          1,021,680
                                                                                -------------        -------------     -------------


                                  --------------------------------------------------------------------------------------------------
                                  TOTAL MUNICIPAL BONDS AND NOTES               $99,678,693          $190,127,349       $289,806,042
                                  --------------------------------------------------------------------------------------------------


                                  SHORT-TERM MUNICIPAL NOTE - 0.6%
                                  FLORIDA - 0.6%
      0    1,800,000   1,800,000  St. Lucie County, Florida, PCR,
                                  ____% 01/01/26................................     0                  1,800,000          1,800,000
                                                                                ----------------------------------------------------


                    SHARES
                                  MONEY MARKET FUNDS - 2.2%
1,276,000        0    1,276,000   AIM Tax-Exempt Fund...........................   1,276,000                    0          1,276,000
      0   5,130,078   5,130,078   Federated Tax-Exempt Money Market Fund........     0                    5,130,078        5,130,078
                                  --------------------------------------------------------------------------------------------------
                                  TOTAL MONEY MARKET FUNDS                         1,276,000              5,130,078        6,406,078
                                  --------------------------------------------------------------------------------------------------


                                  --------------------------------------------------------------------------------------------------
                                  TOTAL INVESTMENTS (COST $282,560,580*)........$100,954,693           $197,057,427     $298,012,120
                                  --------------------------------------------------------------------------------------------------



-------------------------------------
  * Aggregate cost for Federal tax purposes.
 + Yield to maturity is 6.050%.

ABBREVIATIONS:

AMBAC              American Municipal Bond Assurance Corporation
AMT                Alternative Minimum Tax
BIGI               Bond Investors Guarantee Insurance
FGIC               Federal Guaranty Insurance Corporation
FHA                Federal Housing Authority
FNMA               Federal National Mortgage Association
FSA                Federal Security Assurance
GNMA               Government National Mortgage Association
GO                 General Obligation Bonds
MBIA               Municipal Bond Investors Assurance
NR                 Not Rated
PCR                Pollution Control Revenue
PSFG               Permanent School Funding Guaranty
VA                 Veteran's Administration

                          Nations Municipal Income Fund
                            Pilot Municipal Bond Fund


               Notes to Pro Forma Financial Statements (Unaudited)




1. Basis of Combination

Nations Fund Trust (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end investment company. As of September 30, 1996 the Trust offers thirty-two separate portfolios. The unaudited Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations reflect the accounts of the Nations Municipal Income Fund and the Pilot Municipal Bond Fund for the period ended September 30, 1996. These statements have been derived from books and records utilized in calculating daily net asset value at September 30, 1996.

The pro forma statements give effect to the proposed transfer of the assets and stated liabilities of the Pilot Municipal Bond Fund in exchange for shares of Nations Municipal Income Fund. Under generally accepted accounting principles, the historical cost of investment securities will be carried forward to the surviving entity and the results of operations of the Pilot Municipal Bond Fund for pre-combination periods will not be restated. The pro forma statements do not reflect the expenses of either fund in carrying out its obligations under the proposed Agreement and Plan of Reorganization.

The Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations should be read in conjunction with the historical financial statements of the funds incorporated by reference in the Statement of Additional Information.

For the period ended September 30, 1996, the Nations Municipal Income Fund's investment advisory fee was computed based on the annual rate of

                          Nations Municipal Income Fund
                            Pilot Municipal Bond Fund


               Notes to Pro Forma Financial Statements (Unaudited)



0.60% of the average daily net assets. The administration fee was computed based on the annual rate of 0.10% of average daily net assets of the Trust and the investment portfolios of Nations Fund, Inc. and Nations Fund Portfolios, Inc. (two other registered open-end investment companies that are part of the Nations Fund Family) on a combined basis.

The Trust has adopted a shareholder servicing and distribution plan ("Investor A Plan") pursuant to Rule 12b-1 under the 1940 Act for the Investor A Shares of the Nations Municipal Income Fund. Under the Investor A Plan, aggregate payments may not exceed 0.20%, on an annualized basis, of the average daily net assets of the Fund's Investor A Shares.

The Trust has also adopted a distribution plan pursuant to Rule 12b-1 under the 1940 Act with respect to Investor C Shares ("Investor C Distribution Plan") and Investor N Shares ("Investor N Distribution Plan") of the Nations Municipal Income Fund. Under the Investor C Distribution Plan and Investor N Distribution Plan, aggregate payments may not exceed 0.25% and 0.50%, on an annualized basis, of the average daily net assets of the Investor C Shares and Investor N Shares, respectively, of the Fund.

The Trust has also adopted a shareholder servicing plan with respect to Investor C Shares ("Investor C Servicing Plan") and Investor N Shares ("Investor N Servicing Plan") of the Nations Municipal Income Fund. Under the Investor C Servicing Plan and Investor N Servicing Plan, aggregate payments may not exceed 0.25%, on an annualized basis, of the average daily net assets of the Investor C Shares and Investor N Shares of the Fund.

                          Nations Municipal Income Fund
                            Pilot Municipal Bond Fund


               Notes to Pro Forma Financial Statements (Unaudited)


2. Portfolio Valuation

Securities of Nations Municipal Income Fund are valued by an independent pricing service approved by the Board of Trustees. Valuations are based upon a matrix system and / or appraisals provided by the pricing service which takes into consideration such factors as yields, prices, maturities, sell features and ratings on comparable securities. Certain securities may be valued by one or more principal market makers. Restricted securities, if any, securities for which market quotations are not readily available and other assets are valued at fair market value under the supervision of the Board of Trustees. Short-term investments that mature in 60 days or less are valued at amortized cost. Pilot Municipal Bond Fund uses similar rules for determining portfolio valuation.

3. Capital Shares

The pro forma net asset value per share assumes the issuance of additional shares of Nations Municipal Income Fund which would have been issued at September 30, 1996 in connection with the proposed reorganization. The pro forma number of shares outstanding of 27,103,648 consists of 17,870,892 additional shares assumed issued in the reorganization plus 9,232,756 shares of Nations Municipal Income Fund at September 30, 1996.

                          NATIONS MUNICIPAL INCOME FUND
                            PILOT MUNICIPAL BOND FUND
             Pro Forma Combining Statement of Assets and Liabilities
                               September 30, 1996




                           Nations Municipal    Pilot Municipal   Adjustments to      Pro Forma
                              Income Fund          Bond Fund          Proforma      Combined (Note 1)
                           -----------------    ---------------   --------------

ASSETS:
Investments at Value
 (cost $95,057,120,
  $187,503,460 and
  $282,560,580)               $100,954,693       $197,057,427      -                 $298,012,120
Cash                                   778        -                -                          778
Income Receivable                1,775,386          3,312,720      -                    5,088,106
Receivable for Fund
 Shares Sold                        68,872        -                -                       68,872
Receivable due
 from Advisor                  -                  -                  61,357 (a)            61,357
Unamortized Organization
 Costs                         -                       61,357       (61,357)(a)                 0
                               -----------             ------         --------        -----------
TOTAL ASSETS                   102,799,729        200,431,505             0           303,231,234

LIABILITIES:
Income Distribution Payable        352,969            799,492      -                    1,152,461
Payable for Investments
 Purchased                       1,077,090          3,884,733      -                    4,961,823
Payable for fund
 shares redeemed                   262,916          -              -                      262,916
Other Payables                 -                       14,969      -                       14,969
Accrued Expenses                    80,478            186,202      -                      266,680
                                   ------             -------      -                      -------
TOTAL LIABILITIES                1,773,453          4,885,397      0                    6,658,850
                                 ---------          ---------      -                    ---------

NET ASSETS APPLICABLE TO
 SHARES OUTSTANDING           $101,026,276        $195,546,108          $0           $296,572,384
                              ============        ============          ==           ============

NET ASSETS BY CLASS:
          Primary A            $67,485,274        $192,244,372                       $259,729,646
                               ===========        ============                       ============
          Primary B            n/a                n/a                                n/a
                               ===                ===                                ===
          Investor A           $15,319,733          $1,943,365                       $17,263,098
                               ===========          ==========                       ===========
          Investor C            $1,908,070        n/a                                 $1,908,070
                                ==========        ===                                 ==========
          Investor N           $16,313,199          $1,358,372                       $17,671,571
                               ===========          ==========                       ===========

SHARES OUTSTANDING BY CLASS:
          Primary A              6,167,456          17,817,366     (248,219)          23,736,603
                                 =========          ==========     =========          ==========
          Primary B             n/a               n/a            n/a                 n/a
                                ===               ===            ===                 ===
          Investor A             1,400,069             180,219       (2,615)           1,577,673
                                =========              =======       =======           =========
          Investor C               174,377        n/a            n/a                     174,377
                                 =======          ===            ===                     =======
          Investor N             1,490,854             126,632       (2,491)           1,614,995
                                =========              =======       =======           =========

    PRIMARY A SHARES:
    Net Asset Value per Share       $10.94              $10.79                            $10.94
                                    ======              ======                            ======

    PRIMARY B SHARES:
    Net Asset Value per Share   n/a               n/a                                  n/a
                                ===               ===                                  ===

    INVESTOR A SHARES:
    Net Asset Value per Share       $10.94              $10.78                            $10.94
                                    ======              ======                            ======

    INVESTOR C SHARES:
    Net Asset Value per Sha         $10.94        n/a                                     $10.94
                                    ======        ===                                     ======

    INVESTOR N SHARES:
    Net Asset Value per Share       $10.94               $10.73                           $10.94
                                    ======               ======                           ======


                   SEE NOTES TO PROFORMA FINANCIAL STATEMENTS

(a) Unamortized Organization Costs of the acquired fund will be borne by the Advisor.


                          NATIONS MUNICIPAL INCOME FUND
                            PILOT MUNICIPAL BOND FUND
             Pro Forma Combining Statement of Operations (Unaudited)
              For the Twelve Month Period Ending September 30, 1996


                               Nations Municipal             Pilot Municipal            Adjustments to                Pro Forma
                                  Income Fund                   Bond Fund                  Proforma               Combined (Note 1)
                                  -----------                   ---------                  --------               -----------------


INVESTMENT INCOME:
Interest                          $6,628,814                 $10,094,192                                            $16,723,006
                                  ----------                 -----------                                            -----------
    Total Investment Income        6,628,814                  10,094,192                                             16,723,006

EXPENSES:
Investment Advisory                  662,811                     932,854                   84,805 (a)                 1,680,470
Administration                       110,469                     190,600                  (20,991)(a)                   280,078
Portfolio Accounting Fee                   -                      21,301                  (21,301)(a)                         0
Transfer Agent                        81,475                      36,160                        -                       117,635
Custodian                             19,921                      38,652                   (9,663)(b)                    48,910
Legal and Audit Fees                  44,105                      27,436                  (27,436)(b)                    44,105
Trustees' Fees                         7,056                       9,898                   (9,898)(b)                     7,056
Amortization of organization costs         0                      19,884                  (19,884)(c)                         0
Other expenses                        97,161                      84,660                  (21,165)(b)                   160,656
                                      ------                      ------                  --------                      -------
                 Subtotal          1,022,998                   1,361,445                  (45,533)                    2,338,910

SHAREHOLDER SERVICING AND
   DISTRIBUTION FEES
       Investor A                     47,250                       3,061                     (612)(a)                    49,699
       Investor C                     11,963                           -                      N/A                        11,963
       Investor N                    128,052                       8,044                   (2,011)(a)                   134,086
Fees waived and/or reimbursed by
    investment advisor              (355,043)                   (172,044)                (145,101)(d)                  (672,188)
                                    ---------                   ---------                ------------                  ---------
TOTAL EXPENSES                       855,220                   1,200,506                 (193,257)                    1,862,469
                                     -------                   ---------                 ---------                    ---------

NET INVESTMENT INCOME              5,773,594                   8,893,686                  193,257                    14,860,537
                                   =========                   =========                  =======                    ==========

NET REALIZED AND UNREALIZED
 GAIN/(LOSS) ON INVESTMENTS:
Realized Gain/(Loss)
 on securities                       756,369                   1,315,495                                              2,071,864
Change in unrealized
 appreciation/(depreciation)
 on securities                       572,700                      24,570                                                597,270
                                                                                                                        -------
Net Realized and Unrealized
 gain/(loss) on investments        1,329,069                   1,340,065                                              2,669,134
                                   =========                   =========                                              =========

NET INCREASE/(DECREASE) IN
 ASSETS RESULTING FROM
 OPERATIONS                       $7,102,663                 $10,233,751                 $193,257                   $17,529,671
                                  ==========                 ===========                 ========                   ===========

LEGEND:
(A) REFLECTS ADJUSTMENT TO THE ACQUIRING FUND CONTRACTUAL FEE OBLIGATION.
(B) ADJUSTMENT REFLECTS EXPECTED SAVINGS WHEN THE TWO FUNDS BECOME ONE.
(C) ORGANIZATION EXPENSE OF THE ACQUIRED FUND IS NOT AN EXPENSE OF THE COMBINED FUND.
(D) REFLECTS ADJUSTMENT TO THE LEVEL OF THE ACQUIRING FUND'S VOLUNTARY EXPENSE REIMBURSEMENT.

                   SEE NOTES TO PROFORMA FINANCIAL STATEMENTS


                          Nations Municipal Income Fund
                            Pilot Municipal Bond Fund


               Notes to Pro Forma Financial Statements (Unaudited)




1. Basis of Combination

Nations Fund Trust (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end investment company. As of September 30, 1996 the Trust offers thirty-two separate portfolios. The unaudited Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations reflect the accounts of the Nations Municipal Income Fund and the Pilot Municipal Bond Fund for the period ended September 30, 1996. These statements have been derived from books and records utilized in calculating daily net asset value at September 30, 1996.

The pro forma statements give effect to the proposed transfer of the assets and stated liabilities of the Pilot Municipal Bond Fund in exchange for shares of Nations Municipal Income Fund. Under generally accepted accounting principles, the historical cost of investment securities will be carried forward to the surviving entity and the results of operations of the Pilot Municipal Bond Fund for pre-combination periods will not be restated. The pro forma statements do not reflect the expenses of either fund in carrying out its obligations under the proposed Agreement and Plan of Reorganization.

The Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations should be read in conjunction with the historical financial statements of the funds incorporated by reference in the Statement of Additional Information.

For the period ended September 30, 1996, the Nations Municipal Income Fund's investment advisory fee was computed based on the annual rate of

                          Nations Municipal Income Fund
                            Pilot Municipal Bond Fund


               Notes to Pro Forma Financial Statements (Unaudited)



0.60% of the average daily net assets. The administration fee was computed based on the annual rate of 0.10% of average daily net assets of the Trust and the investment portfolios of Nations Fund, Inc. and Nations Fund Portfolios, Inc. (two other registered open-end investment companies that are part of the Nations Fund Family) on a combined basis.

The Trust has adopted a shareholder servicing and distribution plan ("Investor A Plan") pursuant to Rule 12b-1 under the 1940 Act for the Investor A Shares of the Nations Municipal Income Fund. Under the Investor A Plan, aggregate payments may not exceed 0.20%, on an annualized basis, of the average daily net assets of the Fund's Investor A Shares.

The Trust has also adopted a distribution plan pursuant to Rule 12b-1 under the 1940 Act with respect to Investor C Shares ("Investor C Distribution Plan") and Investor N Shares ("Investor N Distribution Plan") of the Nations Municipal Income Fund. Under the Investor C Distribution Plan and Investor N Distribution Plan, aggregate payments may not exceed 0.25% and 0.50%, on an annualized basis, of the average daily net assets of the Investor C Shares and Investor N Shares, respectively, of the Fund.

The Trust has also adopted a shareholder servicing plan with respect to Investor C Shares ("Investor C Servicing Plan") and Investor N Shares ("Investor N Servicing Plan") of the Nations Municipal Income Fund. Under the Investor C Servicing Plan and Investor N Servicing Plan, aggregate payments may not exceed 0.25%, on an annualized basis, of the average daily net assets of the Investor C Shares and Investor N Shares of the Fund.

                          Nations Municipal Income Fund
                            Pilot Municipal Bond Fund


               Notes to Pro Forma Financial Statements (Unaudited)


2. Portfolio Valuation

Securities of Nations Municipal Income Fund are valued by an independent pricing service approved by the Board of Trustees. Valuations are based upon a matrix system and / or appraisals provided by the pricing service which takes into consideration such factors as yields, prices, maturities, sell features and ratings on comparable securities. Certain securities may be valued by one or more principal market makers. Restricted securities, if any, securities for which market quotations are not readily available and other assets are valued at fair market value under the supervision of the Board of Trustees. Short-term investments that mature in 60 days or less are valued at amortized cost. Pilot Municipal Bond Fund uses similar rules for determining portfolio valuation.

3. Capital Shares

The pro forma net asset value per share assumes the issuance of additional shares of Nations Municipal Income Fund which would have been issued at September 30, 1996 in connection with the proposed reorganization. The pro forma number of shares outstanding of 27,103,648 consists of 17,870,892 additional shares assumed issued in the reorganization plus 9,232,756 shares of Nations Municipal Income Fund at September 30, 1996.

NATIONS FUND
NATIONS STRATEGIC FIXED INCOME FUND
PILOT DIVERSIFIED BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS
DECEMBER 31, 1996




   PRINCIPAL
     AMOUNT                                                                                                    VALUE
====================================================================================================================================
 NATIONS                                                                                        NATIONS
STRATEGIC            PILOT                                          SECURITY                   STRATEGIC       PILOT
 FIXED           DIVERSIFIED                                     DESCRIPTIONS                   FIXED         DIVERSIFIED
 INCOME             BOND                                                                       INCOME           BOND
  FUND              FUND            COMBINED                                                   FUND             FUND        COMBINED
====================================================================================================================================
                                                     ASSET-BACKED SECURITIES - 10.1%
$15,000,000                $0      $15,000,000   American Express Company, Master
                                                       Trust, Series 1994-3, Class A,
                                                       7.850% 08/15/05                       $15,988,950         $0      $15,988,950
 16,500,000                 0       16,500,000   AT&T Universal Card, Master Trust,
                                                       Series 95-2A,
                                                       5.950% 10/17/02                        16,278,240          0       16,278,240
  5,000,000                 0        5,000,000   Chase Manhattan Credit Card Master Trust,
                                                       Series 1996-4, Class A,
                                                       6.730% 02/15/03                         5,068,750          0        5,068,750
                                                      Discover Card Master Trust:
          0         3,000,000        3,000,000        Series 1995-2, Class A,
                                                           6.550% 02/18/03                             0  3,013,110        3,013,110
  4,400,000                 0        4,400,000        Series 1996-3, Class B,
                                                           6.250% 08/18/08                     4,158,000          0        4,158,000
  7,750,000                 0        7,750,000   EQCC Home Equity Loan Trust,
                                                           Series 1996-2, Class A2,
                                                           6.700% 09/15/08                     7,779,527          0        7,779,527
  8,500,000                 0        8,500,000   Ford Credit Auto Loan Master Trust,
                                                           Series 1996-1, Class A,
                                                           5.500% 02/15/01                     8,205,135          0        8,205,135
                                                      Olymic Automobile Receivables Trust:
 15,275,000                 0       15,275,000        Series 1996-C, Class A4,
                                                           6.800% 03/15/02                    15,449,135          0       15,449,135
 12,920,000                 0       12,920,000        Series 1996-D, Class A4,
                                                           6.050% 08/15/02                    12,841,188          0       12,841,188
  7,250,000                 0        7,250,000   Prime Credit Card Master Trust,
                                                           Series 1992-2, Class B2,
                                                           7.950% 11/15/02                     7,538,867          0        7,538,867
  6,100,000                 0        6,100,000   Spiegel Master Trust, Series 1994-B,
                                                           Class A,
                                                           8.150% 06/15/04                     6,425,969          0        6,425,969
 10,075,000                 0       10,075,000   Standard Credit Card Master Trust,
                                                           Series 1995, Class 9B,
                                                           6.650% 10/07/07                     9,813,655          0        9,813,655
                                                      ------------------------------------------------------------------------------
                                                      TOTAL ASSET-BACKED SECURITIES          109,547,416       3,013,110 112,560,526
                                                      ------------------------------------------------------------------------------

                                                                   CORPORATE BONDS AND NOTES - 28.4%
                                                                         BANKING AND FINANCE - 17.5%
          0         1,000,000        1,000,000   ABN Amro Bank N.V., Sub. Notes,
                                                           7.550% 06/28/06                             0       1,035,370   1,035,370
  8,000,000                 0        8,000,000   ADVANTA Corporation, MTN,
                                                           7.075% 09/15/99                     8,061,280               0   8,061,280
  8,500,000                 0        8,500,000   Ahmanson (H.F.) & Company, MTN,
                                                           6.530% 06/01/98                     8,559,500               0   8,559,500
          0         3,500,000        3,500,000   Association Corporation of America N.A.,
                                                           Sr. Notes,
                                                           7.250% 05/15/99                             0       3,592,680   3,592,680
          0         1,500,000        1,500,000   BankAmerica Corporation, Sub. Notes,
                                                           6.200% 02/15/26                             0       1,415,025   1,415,025
  8,875,000                 0        8,875,000   Bankers Trust Company, Notes,
                                                           7.750% 12/01/26                     8,561,712               0   8,561,712
  9,140,000                 0        9,140,000   Banponce Financial Corporation, MTN,
                                                           6.550% 10/10/00                     9,111,940               0   9,111,940
  7,500,000                 0        7,500,000   Beneficial Corporation, MTN,
                                                           8.100% 11/23/98                     7,753,425               0   7,753,425




NATIONS FUND
NATIONS STRATEGIC FIXED INCOME FUND
PILOT DIVERSIFIED BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS
DECEMBER 31, 1996


PRINCIPAL
 AMOUNT                                                                                                         VALUE
====================================================================================================================================
 NATIONS                                                                                          NATIONS
STRATEGIC            PILOT                                          SECURITY                     STRATEGIC       PILOT
  FIXED           DIVERSIFIED                                     DESCRIPTIONS                     FIXED      DIVERSIFIED
  INCOME             BOND                                                                         INCOME        BOND
   FUND              FUND            COMBINED                                                      FUND         FUND        COMBINED
====================================================================================================================================
$9,875,000                $0       $9,875,000   Bladex,
                                                  7.000% due 09/24/99                       $9,943,631             $0     $9,943,631
                                                Capital One Bank, Notes:
 5,750,000                 0        5,750,000        6.610% 06/22/99                         5,749,310               0     5,749,310
 9,000,000                 0        9,000,000        7.200% 07/19/99                         9,100,890               0     9,100,890
                                                      Dean Witter Discover & Company, Notes,
         0           300,000          300,000        6.250% 03/15/00                                 0         297,840       297,840
 5,000,000                 0        5,000,000        6.750% 08/15/00                         5,036,250       2,518,125     7,554,375
 8,075,000         2,500,000       10,575,000   First USA Bank, Notes,
                                                           5.850% 02/22/01                   7,729,390               0     7,729,390
                                                      Ford Motor Credit Corporation:
 8,000,000                 0        8,000,000        MTN,
                                                           6.060% 12/27/00                   7,860,880               0     7,860,880
         0         2,500,000        2,500,000        Notes,
                                                           6.250% 02/26/98                           0       2,506,225     2,506,225
         0         1,000,000        1,000,000   General Electric Capital Corporation,
                                                           Deb.,
                                                           8.500% 07/24/08                           0       1,124,020     1,124,020
                                                      General Motors Acceptance Corporation,
                                                           MTN:
         0         3,000,000        3,000,000        7.875% 02/28/97                                 0       3,008,940     3,008,940
 7,750,000                 0        7,750,000        6.250% 10/18/99                         7,724,193               0     7,724,193
                                                      Goldman Sachs Group, L.P., Notes:
 4,000,000                 0        4,000,000        6.200% 02/15/01**                       3,948,120               0     3,948,120
 7,500,000                 0        7,500,000        7.200% 11/01/06**                       7,596,525               0     7,596,525
         0         1,000,000        1,000,000   Household Finance Company, Notes,
                                                           7.250% 07/01/06                           0       1,020,900     1,020,900
 8,000,000                 0        8,000,000   International Lease, MTN,
                                                           6.270% 02/10/99                   8,010,720               0     8,010,720
                                                      Lehman Brothers Holdings:
 4,300,000                 0        4,300,000        MTN,
                                                           9.000% 09/28/01                   4,621,425               0     4,621,425
13,425,000                 0       13,425,000        Notes,
                                                           6.650% 11/08/00                  13,388,753               0    13,388,753
 5,000,000                 0        5,000,000   Liberty Mutual, Notes,
                                                           8.500% 05/15/25**                 5,362,150               0     5,362,150
         0         1,000,000        1,000,000   Merrill Lynch & Company, Inc., Notes,
                                                           7.000% 03/15/06                           0         995,040       995,040
 5,000,000                 0        5,000,000   Midland Bank Plc, Sub. Notes,
                                                           7.625% 06/15/06                   5,177,300               0     5,177,300
         0         3,500,000        3,500,000   NationsBank Corporation, Sr. Notes,
                                                           7.500% 02/15/97                           0       3,506,545     3,506,545
                                                      Salomon Inc.:
 8,525,000                 0        8,525,000        Notes,
                                                           6.625% 11/30/00                   8,484,762               0     8,484,762
 4,175,000                 0        4,175,000        Sr. Notes,
                                                           7.000% 06/15/03                   4,117,552               0     4,117,552
 5,375,000                 0        5,375,000   Travelers Group, Inc.,
                                                           6.450% 10/18/99                   5,379,730               0     5,379,730
12,300,000                 0       12,300,000   Wells Fargo & Company,
                                                           7.950% 12/01/26                  12,196,680               0    12,196,680

                                                                                        --------------------------------------------
                                                                                           173,476,118      21,020,710   194,496,828
                                                                                        --------------------------------------------
                                                           BROKERAGE - 1.0%
 4,825,000                 0        4,825,000   Morgan Stanley Group, Inc., Guaranteed Sub. Deb.,
                                                           8.030% 02/28/17                   4,868,425               0     4,868,425
 6,700,000                 0        6,700,000   Paine Webber Group, Inc., Sr. Notes,
                                                           7.300% 10/15/03                   6,725,996               0     6,725,996
                                                                                         -------------------------------------------


                                                                                            11,594,421               0    11,594,421
                                                                                         -------------------------------------------




NATIONS FUND
NATIONS STRATEGIC FIXED INCOME FUND
PILOT DIVERSIFIED BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS
DECEMBER 31, 1996

PRINCIPAL
  AMOUNT                                                                                                    VALUE
====================================================================================================================================

 NATIONS                                                                                     NATIONS
STRATEGIC         PILOT                                     SECURITY                        STRATEGIC        PILOT
  FIXED        DIVERSIFIED                                DESCRIPTIONS                       FIXED        DIVERSIFIED
 INCOME          BOND                                                                        INCOME           BOND
  FUND           FUND            COMBINED                                                     FUND            FUND         COMBINED
====================================================================================================================================
                                                    ENERGY - 0.1%
        $0      $700,000         $700,000             Shell Oil Company, Notes,
                                                   6.700% 08/15/02                             $0        $702,863           $702,863
                                                                                       ---------------------------------------------

                                                    ENTERTAINMENT - 1.9%
                                                      Time Warner Inc., Notes:
 14,550,000            0       14,550,000        7.450% 02/01/98                       14,710,196               0         14,710,196
  5,500,000            0        5,500,000        9.125% 01/15/13                        6,004,350               0          6,004,350
                                                                                       ---------------------------------------------
                                                                                       20,714,546               0         20,714,546
                                                                                       ---------------------------------------------
                                                   HEALTH CARE - 0.2%
          0    1,000,000        1,000,000   Columbia/HCA Healthcare, Notes,
                                                           7.250% 05/20/08                      0       1,015,580          1,015,580
          0    1,500,000        1,500,000   SmithKline Beecham Corporation, MTN,
                                                           7.500% 05/01/02                      0       1,524,585          1,524,585
                                                                                       ---------------------------------------------
                                                                                                0       2,540,165          2,540,165
                                                                                       ---------------------------------------------
                                                   INDUSTRIAL - 4.1%
  7,250,000            0        7,250,000   Auburn Hills Trust Certificates, Deb.,
                                                           12.000% 05/01/20++          10,990,565               0         10,990,565
  7,500,000            0        7,500,000   Freeport McMoRan C&G,
                                                           7.500% 11/15/06              7,360,275               0          7,360,275
                                                      PDV America, Inc., Sr. Notes:
  3,600,000            0        3,600,000        7.250% 08/01/98                        3,593,628               0          3,593,628
                                                           Gtd. Sr. Notes:
  4,475,000            0        4,475,000        7.750% 08/01/00                        4,436,828               0          4,436,828
  2,530,000            0        2,530,000        7.875% 08/01/03                        2,498,679               0          2,498,679
 16,580,000            0       16,580,000   Tennesse Valley Authority, Deb.,
                                                           5.980% 04/01/36             16,839,311               0         16,839,311
                                                                                       ---------------------------------------------
                                                                                       45,719,286               0         45,719,286
                                                                                       ---------------------------------------------
                                                   PUBLISHING - 1.3%
                                                      News America Holdings Inc., Sr. Notes:
 10,000,000                 0       10,000,000        7.500% 03/01/00                  10,228,600               0         10,228,600
  4,250,000                 0        4,250,000        Gtd. Sr. Notes,
                                                           8.500% 02/15/05              4,551,538               0          4,551,538
                                                                                       ---------------------------------------------
                                                                                       14,780,138               0         14,780,138
                                                                                       ---------------------------------------------
                                                   RETAIL - 1.8%
          0         1,000,000        1,000,000   May Department Stores, Notes,
                                                           7.150% 08/15/04                      0       1,019,960          1,019,960
          0         4,000,000        4,000,000   Penny (J.C.) Company, Notes,
                                                           6.875% 06/15/99                      0       4,045,960          4,045,960
                                                      Sears Roebuck Acceptance Corporation:
  9,500,000                 0        9,500,000        MTN,
                                                           6.690% 04/30/01              9,526,220               0          9,526,220
          0         1,000,000        1,000,000        Notes,
                                                           6.750% 09/15/05                      0         984,930            984,930
                                                      Wal-Mart Stores, Inc., Notes:
          0           550,000          550,000        5.500% 03/01/98                           0         547,465            547,465
          0         3,500,000        3,500,000        8.625% 04/01/01                           0       3,771,950          3,771,950
                                                                                       ---------------------------------------------
                                                                                        9,526,220      10,370,265         19,896,485
                                                                                       ---------------------------------------------
                                                   TELECOMMUNICATIONS - 0.1%
          0         1,000,000        1,000,000   Southwestern Bell Telephone Company, Notes,
                                                           6.625% 04/01/05                      0         989,450            989,450
                                                                                      ----------------------------------------------

                                                   UTILITIES - 0.4%
          0         4,500,000        4,500,000   National Rural Utilities Company, Notes,
                                                           6.500% 09/15/02                      0       4,440,825          4,440,825
                                                                                      ----------------------------------------------


                                                      ------------------------------------------------------------------------------
                                                      TOTAL CORPORATE BONDS AND NOTES  275,810,729      40,064,278       315,875,007
                                                      ------------------------------------------------------------------------------





NATIONS FUND
NATIONS STRATEGIC FIXED INCOME FUND
PILOT DIVERSIFIED BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS
DECEMBER 31, 1996




 PRINCIPAL
  AMOUNT                                                                                                 VALUE
===================================================================================================================================
 NATIONS                                                                                NATIONS
STRATEGIC            PILOT                              SECURITY                       STRATEGIC          PILOT
  FIXED           DIVERSIFIED                         DESCRIPTIONS                       FIXED         DIVERSIFIED
 INCOME             BOND                                                                 INCOME           BOND
  FUND              FUND            COMBINED                                              FUND            FUND             COMBINED
====================================================================================================================================


                                                 FOREIGN BONDS - 2.1%
 $5,675,000                $0       $5,675,000   Corporacion Andina De Fomento,
                                                           7.375% 07/21/00            $5,777,150            $0            $5,777,150
 12,500,000                 0       12,500,000   Hydro-Quebec,
                                                           9.000% 03/07/01            13,488,000             0            13,488,000
  4,680,000                 0        4,680,000   Skandia Capital AB,
                                                           Guaranteed Eurobonds,
                                                           6.000% 11/02/98             4,647,240             0             4,647,240

                                                  ----------------------------------------------------------------------------------

                                                  TOTAL FOREIGN BONDS                 23,912,390             0            23,912,390
                                                  ----------------------------------------------------------------------------------


                                                  MORTGAGE-BACKED SECURITIES - 24.8%
                                                  FEDERAL HOME LOAN MORTGAGE CORPORATION (FHLMC) CERTIFICATES - 6.5%
      10,000,000                 0       10,000,000     6.450% 02/20/02               10,065,600             0            10,065,600
       7,500,000                 0        7,500,000     6.800% 02/20/02                7,563,225             0             7,563,225
      12,345,011                 0       12,345,011     6.500% 08/01/10               12,206,130             0            12,206,130
      33,854,498                 0       33,854,498     7.000% 08/01/11               33,882,598             0            33,882,598
       9,058,670                 0        9,058,670     7.500% 09/12/26                9,067,095             0             9,067,095
                                                                                     -----------------------------------------------
                                                                                      72,784,648             0            72,784,648
                                                                                     -----------------------------------------------
                                                      FEDERAL NATIONAL MORTGAGE ASSOCIATION (FNMA) CERTIFICATES - 14.2%
      22,000,000                 0       22,000,000     7.180% 10/01/03               22,202,840             0            22,202,840
      10,050,000                 0       10,050,000     7.530% 10/12/06               10,082,160             0            10,082,160
       5,381,012                 0        5,381,012     7.000% 09/01/11                5,374,286             0             5,374,286
      10,889,070                 0       10,889,070     9.000% 08/01/24               11,504,956             0            11,504,956
      15,819,524                 0       15,819,524     7.500% 09/01/25               15,826,959             0            15,826,959
      16,336,767                 0       16,336,767     8.000% 09/15/25               16,734,894             0            16,734,894
       2,891,647                 0        2,891,647     6.500% 03/01/26                2,757,908             0             2,757,908
      13,934,429                 0       13,934,429     6.500% 04/01/26               13,289,962             0            13,289,962
      23,291,820                 0       23,291,820     7.000% 04/01/26               22,789,416             0            22,789,416
      17,531,503                 0       17,531,503     8.500% 06/01/26               18,172,455             0            18,172,455
      16,856,325                 0       16,856,325     8.500% 07/01/26               17,472,592             0            17,472,592
               0         2,000,000        2,000,000     7.270% 07/27/26                        0     2,056,559             2,056,559
                                                                                    ------------------------------------------------
                                                                                     156,208,428     2,056,559           158,264,987
                                                                                    ------------------------------------------------
                                                      GOVERNMENT NATIONAL MORTGAGE ASSOCIATION (GNMA) CERTIFICATES - 4.1%
          56,605                 0           56,605     9.000% 04/15/20                   60,372             0                60,372
       5,104,944                 0        5,104,944     8.000% 03/15/23                5,235,682             0             5,235,682
         774,020                 0          774,020     9.500% 01/15/25                  837,482             0               837,482
      10,611,407                 0       10,611,407     9.500% 02/15/25               11,481,436             0            11,481,436
       4,726,312                 0        4,726,312     8.000% 08/15/25                4,825,234             0             4,825,234
       4,318,006                 0        4,318,006     7.000% 01/15/26                4,223,529             0             4,223,529
      11,638,603                 0       11,638,603     8.500% 02/15/26               12,060,669             0            12,060,669
       3,015,140                 0        3,015,140     8.500% 08/15/26                3,124,439             0             3,124,439
       2,944,281                 0        2,944,281     9.000% 09/15/26                3,101,594             0             3,101,594
                                                                                      ----------------------------------------------
                                                                                      44,950,437             0            44,950,437
                                                                                      ----------------------------------------------

                                                    --------------------------------------------------------------------------------
                                                    TOTAL MORTGAGE-BACKED SECURITIES 273,943,513     2,056,559           276,000,072
                                                    --------------------------------------------------------------------------------


                                                      U.S. GOVERNEMENT AGENCY SECURITY - 0.2%
               0         2,000,000        2,000,000   Federal Farm Credit Bank,
                                                           6.040% 01/19/06                     0     1,911,880             1,911,880
                                                                            --------------------------------------------------------





NATIONS FUND
NATIONS STRATEGIC FIXED INCOME FUND
PILOT DIVERSIFIED BOND FUND
COMBINED PORTFOLIO OF INVESTMENTS
DECEMBER 31, 1996



PRINCIPAL
  AMOUNT                                                                                                       VALUE
====================================================================================================================================
  NATIONS                                                                                       NATIONS
STRATEGIC            PILOT                                          SECURITY                   STRATEGIC        PILOT
  FIXED           DIVERSIFIED                                     DESCRIPTIONS                   FIXED       DIVERSIFIED
 INCOME             BOND                                                                         INCOME         BOND
  FUND              FUND            COMBINED                                                      FUND          FUND        COMBINED
====================================================================================================================================

                                                      U.S. TREASURY OBLIGATIONS - 34.3%
                                                      U.S. TREASURY BONDS - 13.2%
 $21,500,000       $23,500,000      $45,000,000        7.500% 11/15/16                       $23,273,750    $25,438,750  $48,712,500
  33,235,000                 0       33,235,000        8.125%  08/15/19                       38,443,589              0   38,443,589
  51,265,000                 0       51,265,000        6.250% 08/15/23                        48,060,938              0   48,060,938
  12,500,000                 0       12,500,000        6.500% 11/15/26                        12,267,625              0   12,267,625
                                                                                       ---------------------------------------------
                                                                                             122,045,902      25,438,750 147,484,652
                                                                                       ---------------------------------------------
                                                      U.S. TREASURY NOTES - 19.9%
           0         9,900,000        9,900,000        6.500% 08/15/97                                 0      9,958,806    9,958,806
           0         9,000,000        9,000,000        6.125% 05/15/98                                 0      9,043,560    9,043,560
           0         2,000,000        2,000,000        8.875% 11/15/98                                 0      2,104,380    2,104,380
           0         4,500,000        4,500,000        6.750% 05/31/99                                 0      4,576,635    4,576,635
           0         9,550,000        9,550,000        7.125% 02/29/00                                 0      9,832,012    9,832,012
   4,800,000                 0        4,800,000        6.625% 06/30/01                         4,877,232              0    4,877,232
  36,700,000                 0       36,700,000        6.250% 10/31/01                        36,734,498              0   36,734,498
           0         1,800,000        1,800,000        6.250% 02/15/03                                 0      1,797,750    1,797,750
  26,795,000                 0       26,795,000        5.750% 08/15/03                        25,991,150              0   25,991,150
           0         5,500,000        5,500,000        7.875% 11/15/04                                 0      6,001,875    6,001,875
           0         1,600,000        1,600,000        6.500% 05/15/05                                 0      1,610,752    1,610,752
           0         1,000,000        1,000,000        6.500% 08/15/05                                 0      1,006,410    1,006,410
  66,395,000                 0       66,395,000        7.000% 07/15/06                        68,978,429              0   68,978,429
  39,375,000                 0       39,375,000        6.500% 10/15/06                        39,590,381                  39,590,381
                                                                                        --------------------------------------------
                                                                                             176,171,690     45,932,180  222,103,870
                                                                                        --------------------------------------------

                                                      U.S. TREASURY STRIP - 1.2%
  60,000,000                 0       60,000,000        zero coupon 05/15/19                   12,988,200              0   12,988,200
                                                                                        --------------------------------------------


                                                     -------------------------------------------------------------------------------
                                                     TOTAL U.S. TREASURY OBLIGATIONS         311,205,792    71,370,930   382,576,722
                                                     -------------------------------------------------------------------------------

                                                     REPURCHASE AGREEMENTS - 0.1%
          0           473,256           473,256     Lehman Brothers
                                                           0.000% 01/02/97                              0      473,256       473,256
    520,000                 0           520,000     Smith Barney
                                                           6.500% 01/02/97                        520,000            0       520,000
                                                     -------------------------------------------------------------------------------
                                                     TOTAL REPURCHASE AGREEMENTS               13,000,000      473,256       993,256
                                                     -------------------------------------------------------------------------------


                                                     -------------------------------------------------------------------------------
                                                     TOTAL INVESTMENTS (COST $1,109,110,762)  994,939,840  118,890,013 1,113,829,853
                                                     -------------------------------------------------------------------------------




------------------------------------------------------
** Security exempt from registration under Rule 144A of the Securities Act of 1933.
   These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers.
++ Step coupon bond. Effective yield was 12.39% at acquisition date.


ABBREVIATION:
MTN - Medium Term Note

                       NATIONS STRATEGIC FIXED INCOME FUND
                           PILOT DIVERSIFIED BOND FUND
             Pro Forma Combining Statement of Assets and Liabilities
                                December 31, 1996





                                                       Nations Strategic Fixed  Pilot Diversified  Adjustments to    Pro Forma
                                                         Income Fund              Bond Fund          Proforma      Combined (Note 1)
                                                        -----------              ---------          --------      -----------------
ASSETS:
Investments at Value (cost $991,165,165,$117,945,598
    and $1,109,110,762)                                         $994,939,840       $118,890,013            -         $1,113,829,853
Cash                                                                     184              -                -                    184
Income Receivable                                                 14,927,101          1,891,740            -             16,818,841
Receivable for Investments Sold                                    4,944,367              -                -              4,944,367
Prepaid and Other Assets                                              31,723              -                -                 31,723
Unamortized Organization Costs                                         3,362              -                -                  3,362
                                                                       -----              -                -                  -----
TOTAL ASSET                                                    1,014,846,577        120,781,753                       1,135,628,331

LIABILITIES:
Income Distribution Payable                                        5,305,816            605,623            -              5,911,440
Payable for Investments Purchased                                  4,912,505            -                  -              4,912,505
Deferred Income on Paydowns                                          336,997            -                  -                336,997
Other Payables                                                           342            -                  -                    342
Accrued Expenses                                                     685,657             53,944            -                739,601
                                                                     -------             ------            -                -------
TOTAL LIABILITIES                                                 11,241,318            659,567                          11,900,886
                                                                  ----------            -------                          ----------

NET ASSETS APPLICABLE TO SHARES OUTSTANDING                   $1,003,605,259       $120,122,186                      $1,123,727,445
                                                              ==============       ============                      ==============

NET ASSETS BY CLASS:
                 Primary A                                      $973,566,820       $119,681,075                      $1,093,247,895
                                                                ============        ============                     ==============
                 Primary B                                       $19,696,252             n/a                            $19,696,252
                                                                 ===========             ===                            ===========
                 Investor A                                       $6,899,409           $169,195                         $7,068,604
                                                                  ==========           ========                         ==========
                 Investor C                                       $1,040,741             n/a                             $1,040,741
                                                                  ==========             ===                             ==========
                 Investor N                                       $2,402,036           $271,916                          $2,673,952
                                                                  ==========           ========                          ==========

SHARES OUTSTANDING BY CLASS:
                                Primary A                         98,984,205         11,971,516          196,664        111,152,385
                                                                    ========         ==========          =======        ===========
                                Primary B                          2,002,600             n/a               n/a            2,002,600
                                                                   =========             ===               ===            =========
                               Investor A                            701,466             16,918            284              718,668
                                                                     =======             ======            ===              =======
                               Investor C                            105,816             n/a               n/a              105,816
                                                                     =======             ===               ===              =======
                               Investor N                            244,215             27,206            440              271,861
                                                                     =======             ======            ===              =======

                 PRIMARY A SHARES:
                 Net Asset Value per Share                             $9.84             $10.00                               $9.84
                                                                       =====             ======                               =====

                 PRIMARY B SHARES:
                 Net Asset Value per Share                             $9.84              n/a                                 $9.84
                                                                       =====              ===                                 =====

                 INVESTOR A SHARES:
                 Net Asset Value per Share                             $9.84              $10.00                              $9.84
                                                                       =====              ======                              =====

                 INVESTOR C SHARES:
                 Net Asset Value per Share                             $9.84              n/a                                 $9.84
                                                                       =====              ===                                 =====

                 INVESTOR N SHARES:
                 Net Asset Value per Share                              $9.84             $9.99                               $9.84
                                                                         =====            =====                               =====





                   SEE NOTES TO PROFORMA FINANCIAL STATEMENTS

                       NATIONS STRATEGIC FIXED INCOME FUND
                           PILOT DIVERSIFIED BOND FUND
                  Pro Forma Statement of Operations (Unaudited)
                                December 31, 1996





                       Period From 01/01/96-   Period From 10/20/96-
                           thru 12/31/96           thru 12/31/96
                      Nations Strategic Fixed    Pilot Diversified     Adjustments to        Pro Forma
                            Income Fund              Bond Fund            Proforma       Combined (Note 1)
                            -----------              ---------            --------       -----------------

INVESTMENT INCOME:
Interest                    $59,335,894             $2,341,537              -              $61,677,431
                             ----------              ---------              -               ----------
 Total Investment Income     59,335,894              2,341,537                340           61,677,771

EXPENSES:
Investment Advisory           5,474,174                124,054             11,278 (a)        5,609,506
Administration                  912,558                 27,023             (4,663)(a)          934,917
Portfolio Accounting Fee    -                           8,280             (8,280)(a)                0
Transfer Agent                  614,815                  5,949              -                  620,764
Custodian                       122,097                  2,736               (684)(b)          124,149
Legal and Audit Fees            101,215                  4,752             (4,752)(b)          101,215
Trustees' Fees                   49,463                  1,368             (1,368)(b)           49,463
Amortization of
  organization costs              4,032              -                      -                    4,032
Other expenses                  197,080                 12,084             (3,021)(b)          206,143
                                -------                 ------             -------             -------
                 Subtotal     7,475,434                186,246            (11,490)           7,650,189

SHAREHOLDER SERVICING AND DISTRIBUTION FEES
                 Primary B       26,257             N/A                     N/A                 26,257
                 Investor A      13,458                    194                (38)(a)           13,614
                 Investor C       2,449             N/A                     N/A                  2,449
                 Investor N      16,006                     30                (11)(a)           16,025
Fees waived and/or reimbursed
   by investment advisor     (1,055,221)               (26,625)             4,069 (c)       (1,077,777)
                             -----------               --------             ------           ---------
Total Expenses                6,478,383                159,845             (7,470)           6,630,758
                              ---------                -------             -------           ---------

NET INVESTMENT INCOME        52,857,511              2,181,692              7,810           55,047,013
                             ==========              =========              =====           ==========

NET REALIZED AND UNREALIZED GAIN/(LOSS)
    ON INVESTMENTS:
Realized Gain/(Loss)
   on securities             10,811,402                502,263                              11,313,665
Realized Gain/(Loss)
   on written options          (210,786)             -                                        (210,786)
Change in unrealized
   appreciation/
   depreciation)
   on securities             51,955,979                944,416                               52,900,395
                             ----------                -------                               ----------
Net Realized and
   Unrealized gain/
   (loss)on investments      62,556,595              1,446,679                               64,003,274
                             ==========              =========                               ==========

NET INCREASE/(DECREASE)
 IN ASSETS RESULTING       $115,414,106              $3,628,371            $7,810          $119,050,287
                           ============              ==========            ======          ============

LEGEND:
(A) REFLECTS ADJUSTMENT TO THE ACQUIRING FUND CONTRACTUAL FEE OBLIGATION.
(B) ADJUSTMENT REFLECTS EXPECTED SAVINGS WHEN THE TWO FUNDS BECOME ONE.
(C) REFLECTS ADJUSTMENT TO THE LEVEL OF THE ACQUIRING FUND'S VOLUNTARY EXPENSE REIMBURSEMENT.

                       Nations Strategic Fixed Income Fund
                       Pilot Diversified Bond Income Fund


               Notes to Pro Forma Financial Statements (Unaudited)




1. Basis of Combination

Nations Fund Trust (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end investment company. As of December 31, 1996, the Trust offers thirty-three separate portfolios. The unaudited Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations reflect the accounts of the Nations Strategic Fixed Income Fund and the Pilot Diversified Bond Income Fund for the twelve month period ended December 31, 1996. These statements have been derived from books and records utilized in calculating daily net asset value at December 31, 1996.

The pro forma statements give effect to the proposed transfer of the assets and stated liabilities of the Pilot Diversified Bond Income Fund in exchange for shares  of  Nations  Strategic  Fixed  Income  Fund.  Under  generally  accepted accounting principles, the historical cost of investment securities will be carried forward to the surviving entity and the results of operations of the Pilot Diversified Bond Income Fund for pre-combination periods will not be restated. The pro forma statements do not reflect the expenses of either fund in carrying out its obligations under the proposed Agreement and Plan of Reorganization.

The Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations should be read in conjunction with the historical financial statements of the funds incorporated by reference in the Statement of Additional Information.

                       Nations Strategic Fixed Income Fund
                       Pilot Diversified Bond Income Fund


               Notes to Pro Forma Financial Statements (Unaudited)


For the twelve month period ended December 31, 1996, the Nations Strategic Fixed Income Fund's investment advisory fee was computed based on the annual rate of 0.60% of the average daily net assets. The administration fee was computed based on the annual rate of 0.10% of average daily net assets of the Trust and the investment portfolios of Nations Fund, Inc. and Nations Fund Portfolios, Inc. (two other registered open-end investment companies that are part of the Nations Fund Family) on a combined basis.

The Trust has adopted a shareholder administration plan ("Administration Plan") for the Primary B Shares of the Nations Strategic Fixed Income Fund. Under the Administration Plan, aggregate payments may not exceed 0.50%, on an annualized basis, of the average daily net assets of the Fund's Primary B Shares.

The Trust has also adopted a shareholder servicing and distribution plan ("Investor A Plan") pursuant to Rule 12b-1 under the 1940 Act for the Investor A Shares of the Nations Strategic Fixed Income Fund. Under the Investor A Plan, aggregate payments may not exceed 0.20% on an annualized basis, of the average daily net assets of the Fund's Investor A Shares.

The Trust has also adopted a distribution plan pursuant to Rule 12b-1 under the 1940 Act with respect to Investor C Shares ("Investor C Distribution Plan") and Investor N Shares ("Investor N Distribution Plan") of the Nations Strategic Fixed Income Fund. Under the Investor C Distribution Plan and Investor N Distribution Plan, aggregate payments may not exceed 0.25% and 0.40%, on an annualized basis, of the average daily net assets of the Investor C Shares and Investor N Shares, respectively, of the Fund.

The Trust has also adopted a shareholder servicing plan with respect to Investor C Shares ("Investor C Servicing Plan") and Investor N Shares ("Investor N Servicing Plan") of the Nations Strategic Fixed Income Fund. Under the Investor C Servicing Plan and Investor N Servicing Plan, aggregate

                       Nations Strategic Fixed Income Fund
                       Pilot Diversified Bond Income Fund


               Notes to Pro Forma Financial Statements (Unaudited)



payments may not exceed 0.25%, on an annualized basis, of the average daily net assets of the Investor C Shares and Investor N Shares of the Fund.

2. Portfolio Valuation

Securities of Nations Strategic Fixed Income Fund are valued using broker quotations or prices provided by a pricing service. Certain securities are valued using broker quotations that are based on a matrix pricing system which considers such factors as security prices, yields and maturities. The value of mortgage-backed securities can be significantly affected by changes in interest rates. Certain securities may be valued by one or more principal market makers. Restricted securities, if any, securities for which market quotations are not readily available and other assets are valued at fair value under the supervision of the Board of Trustees. Short-term investments that mature in 60 days or less are valued at amortized cost. Pilot Diversified Bond Income Fund uses similar rules for determining portfolio valuation.

3. Capital Shares

The pro forma net asset value per share assumes the issuance of additional shares of Nations Strategic Fixed Income Fund which would have been issued at December 31, 1996 in connection with the proposed reorganization. The pro forma number of shares outstanding of 114,251,330 consists of 12,213,028 shares assumed issued in the reorganization plus 102,038,302 shares of Nations Strategic Fixed Income Fund at December 31, 1996.

NATIONS FUND
NATIONS SHORT-INTERMEDIATE GOVERNMENT FUND
PILOT INTERMEDIATE U.S. GOVERNMENT SECURITIES FUND
COMBINED PORTFOLIO OF INVESTMENTS

SEPTEMBER 30, 1996

                    PRICIPAL
                     AMOUNT                                                                                    VALUE
------------------------------------------------------------------------------------------------------------------------------------
                    PILOT                                                                                       PILOT
    NATIONS     INTERMEDIATE                                    SECURITY                       NATIONS      INTERMEDIATE
     SHORT-         U.S.                                      DESCRIPTIONS                     SHORT-           U.S.
  INTERMEDIATE   GOVERNMENT                                                                 INTERMEDIATE     GOVERNMENT
   GOVERNMENT    SECURITIES                                                                  GOVERNMENT      SECURITIES
      FUND          FUND       COMBINED                                                         FUND            FUND      COMBINED
------------------------------------------------------------------------------------------------------------------------------------
                                           COLLATERALIZED MORTGAGE
                                           OBLIGATION - 0.1% Drexel
                                           Burnham Lambert, Series S,
                                           Class 2,
  $528,081         $0        $528,081      9.000%                                08/01/18     $535,009         $0       $535,009
                                                                                            ----------------------------------------

                                           GOVERNMENT GUARANTEED BONDS - 0.4%
 2,291,000          0       2,291,000      Second Attransco Tanker Corporation,
                                           Series A,
                                           8.500%                                06/15/02    2,350,612          0      2,350,612
   454,000          0         454,000      Third Attransco Tanker Corporation,
                                           8.200%                                11/01/97      462,576          0        462,576
                                                                                            ----------------------------------------

                                           -----------------------------------------------------------------------------------------
                                           TOTAL GOVERNMENT GUARANTEED BONDS                 2,813,188          0      2,813,188
                                           -----------------------------------------------------------------------------------------

                                           MORTGAGE-BACKED SECURITIES - 26.3%
                                           FEDERAL HOME LOAN MORTGAGE CORPORATION (FHLMC) CERTIFICATES - 8.7%
    62,540          0          62,540      6.500%                                09/01/03       62,281                    62,281
   612,412          0         612,412      8.500%                                04/01/08      631,226                   631,226
 6,598,283          0       6,598,283      8.500%                                08/01/09    6,851,855                 6,851,855
 1,552,900          0       1,552,900      7.170%     +                          11/01/24    1,602,158                 1,602,158
 2,778,668          0       2,778,668      6.240%     +                          06/01/25    2,834,686                 2,834,686
 4,002,691          0       4,002,691      5.493%     +                          02/01/26    4,063,972                 4,063,972
 1,938,761          0       1,938,761      5.100%     +                          05/01/26    1,937,850                 1,937,850
 3,081,391          0       3,081,391      7.460%     +                          09/01/30    3,167,577                 3,167,577
                                           REMIC:
   269,425          0         269,425      Series 77, Class F,
                                           8.500%                                06/15/17       268,665          0        268,665
   933,039          0         933,039      Series 105, Class D,
                                           6.000%                                01/15/19       928,075          0        928,075
                                           30 Year Gold Pass Thru:
20,671,375          0      20,671,375      7.000%                                12/01/25    19,992,941          0     19,992,941
18,022,454          0      18,022,454      6.500%                                04/01/26    16,946,693          0     16,946,693
                                                                                            ----------------------------------------
                                                                                            ----------------------------------------
                                                                                             59,287,979          0     59,287,979
                                                                                            ----------------------------------------

                                           FEDERAL NATIONAL MORTGAGE ASSOCIATION (FNMA) CERTIFICATES - 13.4%
 1,700,000          0       1,700,000      8.150%                                05/11/98     1,749,674          0      1,749,674
15,000,000          0      15,000,000      7.900%                                04/10/02    15,077,400          0     15,077,400
13,739,403          0      13,739,403      7.500%                                06/25/03    13,881,056          0     13,881,056
 8,000,000          0       8,000,000      7.550%                                06/10/04     7,993,760          0      7,993,760
 4,000,000          0       4,000,000      8.550%                                12/10/04     4,066,880          0      4,066,880
11,006,187          0      11,006,187      8.500%                                11/01/09    11,429,154          0     11,429,154
 2,968,109          0       2,968,109      10.000%                               04/01/14     3,235,209          0      3,235,209
 5,312,601          0       5,312,601      9.000%                                04/01/16     5,581,525          0      5,581,525
 9,978,560          0       9,978,560      7.000%                                12/01/25     9,632,404          0      9,632,404
 4,010,258          0       4,010,258      6.500%                                04/01/26     3,765,873          0      3,765,873
14,724,291          0      14,724,291      8.000%                                07/01/26    14,853,128          0     14,853,128
                                                                                            ----------------------------------------
                                                                                             91,266,063          0     91,266,063
                                                                                            ----------------------------------------

                                           GOVERNMENT NATIONAL MORTGAGE ASSOCIATION (GNMA)CERTIFICATES - 4.2%
 4,641,249          0       4,641,249      8 500% (27 Pools)          02/15/05 - 08/15/08     4,835,710          0      4,835,710
 3,114,953          0       3,114,953      9.000%                                09/15/09     3,252,198          0      3,252,198
 8,235,628          0       8,235,628      8.000%                                05/15/22     8,351,421          0      8,351,421
 8,645,922          0       8,645,922      7.500%                                02/15/24     8,575,717          0      8,575,717
 4,040,000          0       4,040,000      7.500%                                04/15/26     3,994,550          0      3,994,550
                                                                                            ----------------------------------------
                                                                                             29,009,596          0     29,009,596
                                                                                            ----------------------------------------

                                           ----------------------------------------------------------------------------------------
                                           TOTAL MORTGAGE-BACKED SECURITIES                 179,563,638          0    179,563,638
                                           ----------------------------------------------------------------------------------------

                                           U.S. GOVERNMENT AGENCY SECURITIES - 0.2%
                                           Student Loan Marketing Association:
   500,000          0         500,000      4.815%     +                          06/01/98       491,080          0        491,080
 1,000,000          0       1,000,000      5.360%     +                          08/02/99       995,550          0        995,550
                                                                                            ----------------------------------------

                                                   ---------------------------------------------------------------------------------
                                                   TOTAL U.S. GOVERNMENT AGENCY SECURITIES    1,486,630          0      1,486,630
                                                   ---------------------------------------------------------------------------------


NATIONS FUND
NATIONS SHORT-INTERMEDIATE GOVERNMENT FUND
PILOT INTERMEDIATE U.S. GOVERNMENT SECURITIES FUND
COMBINED PORTFOLIO OF INVESTMENTS

SEPTEMBER 30, 1996

                    PRICIPAL
                     AMOUNT                                                                               VALUE
------------------------------------------------------------------------------------------------------------------------------------
                      PILOT                                                                               PILOT
    NATIONS       INTERMEDIATE                                                          NATIONS        INTERMEDIATE
     SHORT-           U.S.                        SECURITY                               SHORT-             U.S.
  INTERMEDIATE     GOVERNMENT                     DESCRIPTIONS                         INTERMEDIATE       GOVERNMENT
   GOVERNMENT      SECURITIES                                                          GOVERNMENT        SECURITIES
      FUND            FUND          COMBINED                                              FUND              FUND          COMBINED
------------------------------------------------------------------------------------------------------------------------------------
                                                 U S TREASURY OBLIGATIONS - 68.7%
                                                 U S TREASURY BONDS - 0.9%
     $74,000              $0         $74,000     7.250%                   11/15/96       $74,173              $0          $74,173
   6,000,000               0       6,000,000     8.875%                   11/15/98     6,319,680               0        6,319,680
                                                                                       --------------------------------------------
                                                                                       6,393,853               0        6,393,853
                                                                                       -------------------------------------------
                                                 U S TREASURY NOTES - 67.8%
           0      36,000,000      36,000,000     6.500%                   08/15/97
           0      11,000,000      11,000,000     8.125%                   02/15/98             0      36,213,840       36,213,840
   5,000,000               0       5,000,000     4.875%                   04/30/98             0      11,304,260       11,304,260
           0      24,000,000      24,000,000     6.125%                   05/15/98     4,989,050               0        4,989,050
   1,850,000               0       1,850,000     4.750%                   09/30/98             0      24,030,000       24,030,000
  27,000,000               0      27,000,000     6.375%                   05/15/99     1,803,454               0        1,803,454
           0      16,000,000      16,000,000     6.750%                   06/30/99    27,080,190               0       27,080,190
  16,000,000               0      16,000,000     6.000%                   08/15/99             0      16,197,440       16,197,440
  14,000,000               0      14,000,000     8.500%                   02/15/00    15,887,520               0       15,887,520
                  58,000,000      58,000,000     7.125%                   02/29/00    14,896,840               0       14,896,840
  16,000,000               0      16,000,000     6.250%                   08/31/00             0      59,340,960       59,340,960
   8,000,000      25,000,000      33,000,000     5.625%                   11/30/00    15,909,920               0       15,909,920
  12,000,000               0      12,000,000     5.625%                   02/28/01     7,767,520      24,273,500       32,041,020
 140,000,000               0     140,000,000     6.375%                   03/31/01    11,628,720               0       11,628,720
   6,000,000               0       6,000,000     6.500%                   08/31/01   139,627,600               0      139,627,600
           0      31,000,000      31,000,000     6.250%                   02/15/03     6,005,640               0        6,005,640
           0      11,000,000      11,000,000     7.875%                   11/15/04             0      30,505,860       30,505,860
   3,000,000               0       3,000,000     7.500%                   02/15/05             0      11,821,590       11,821,590
                                                                                       3,157,020               0        3,157,020
                                                                                       -------------------------------------------
                                                                                       248,753,474     213,687,450    462,440,924
                                                                                       -------------------------------------------

                                                      ----------------------------------------------------------------------------
                                                      TOTAL U S  TREASURY OBLIGATIONS  255,147,327     213,687,450    468,834,777
                                                      ----------------------------------------------------------------------------

                                                      REPURCHASE AGREEMENTS - 4.3%
           0       3,848,578       3,848,578          Lehman Brothers,
                                                      5.200%  09/30/96                           0       3,848,578      3,848,578
  25,814,000               0      25,814,000          Smith Barney,
                                                      5.680%  09/30/96                  25,814,000               0     25,814,000
                                                                                        ------------------------------------------



                                               -----------------------------------------------------------------------------------
                                               TOTAL REPURCHASE AGREEMENTS               25,814,000       3,848,578     29,662,578
                                               -----------------------------------------------------------------------------------
                                               TOTAL INVESTMENTS (COST $685,397,344)    465,359,792     217,536,028    682,895,820
                                               -----------------------------------------------------------------------------------



+ Variable rate security. The interest rate shown reflects the rate in effect at September 30, 1996.

ABBREVIATIONS:
            Gold    Payments are on accelerated 45 day payment cycle instead of regular 75 day cycle.
           REMIC    Real Estate Mortgage Investment Conduit



                   NATIONS SHORT INTERMEDIATE GOVERNMENT FUND
               PILOT INTERMEDIATE U.S. GOVERNMENT SECURITIES FUND
             Pro Forma Combining Statement of Assets and Liabilities
                               September 30, 1996



                                                               Pilot Intermediate
                                      Nations Short Intmdt.     U.S. Government        Adjustments to            Pro Forma
                                         Government Fund        Securities Fund           Proforma           Combined (Note 1)
                                         ---------------        ---------------           --------           -----------------

ASSETS:
Investments at Value
 (cost $465,889,042,$219,508,302
 and $685,397,344)                          $465,359,792          $217,536,028            -                  $682,895,820
Cash                                                 157          -                       -                           157
Income Receivable                              3,668,598             3,302,727            -                     6,971,325
Receivable for Fund Shares Sold                4,454,471          -                       -                     4,454,471
Receivable for Investments Sold                1,103,416            13,382,930            -                    14,486,346
Receivable due from Advisor                -                      -                         61,488 (a)             61,488
Prepaid and Other Assets                           1,395          -                       -                         1,395
Unamortized Organization Costs             -                            61,488             (61,488)(a)                  0
                                             -----------                ------             --------           -----------
TOTAL ASSETS                                 474,587,829           234,283,173                   0            708,871,002

LIABILITIES:
Income Distribution Payable                    2,272,805             1,017,165            -                     3,289,970
Other Payables                             -                           328,344            -                       328,344
Payable for fund shares redeemed               2,396,959          -                       -                     2,396,959
Accrued Expenses                                 308,552               152,506            -                       461,058
                                                -------                -------            -                       -------
TOTAL LIABILITIES                              4,978,316             1,498,016                   0              6,476,332
                                               ---------             ---------            -                     ---------

NET ASSETS APPLICABLE TO SHARES OUTSTANDING $469,609,513            $232,785,157                $0           $702,394,670
                                            ============            ============                ==           ============

NET ASSETS BY CLASS:
  Primary A                                 $393,234,020            $231,727,202                             $624,961,222
                                            ============            ============                             ============
  Primary B                                   $5,745,850         n/a                                           $5,745,850
                                              ==========         ===                                           ==========
  Investor A                                 $47,842,743              $1,057,955                              $48,900,698
                                             ===========              ==========                              ===========
  Investor C                                 $10,516,945         n/a                                          $10,516,945
                                             ===========         ===                                          ===========
  Investor N                                 $12,269,955         n/a                                          $12,269,955
                                             ===========         ===                                          ===========

SHARES OUTSTANDING BY CLASS:
  Primary A                                   97,574,983              22,618,061        34,881,485            155,074,529
                                              ==========              ==========        ==========            ===========
  Primary B                                    1,426,293         n/a                    n/a                     1,426,293
                                               =========         ===                    ===                     =========
  Investor A                                  11,872,151                 103,297           159,234             12,134,682
                                              ==========                 =======           =======             ==========
  Investor C                                   2,609,681         n/a                    n/a                     2,609,681
                                               =========         ===                    ===                     =========
  Investor N                                   3,044,817         n/a                    n/a                     3,044,817
                                               =========         ===                    ===                     =========

                 PRIMARY A SHARES:
                 Net Asset Value per Share         $4.03                  $10.25                                    $4.03
                                                   =====                  ======                                   ======

                 PRIMARY B SHARES:
                 Net Asset Value per Share         $4.03          n/a                                               $4.03
                                                   =====          ===                                               =====

                 INVESTOR A SHARES:
                 Net Asset Value per Share         $4.03                  $10.24                                    $4.03
                                                   =====                  ======                                    =====

                 INVESTOR C SHARES:
                 Net Asset Value per Share         $4.03          n/a                                               $4.03
                                                   =====          ===                                               =====

                 INVESTOR N SHARES:
                 Net Asset Value per Share         $4.03          n/a                                               $4.03
                                                   =====          ===                                               =====


                   SEE NOTES TO PROFORMA FINANCIAL STATEMENTS

(a) Unamortized Organization Costs of the acquired fund will be borne by the Advisor.


                   NATIONS SHORT INTERMEDIATE GOVERNMENT FUND
               PILOT INTERMEDIATE U.S. GOVERNMENT SECURITIES FUND
                  Pro Forma Statement of Operations (Unaudited)
              For the Twelve Month Period Ending September 30, 1996


                                  Nations Short Intmdt.           U.S. Government            Adjustments to           Pro Forma
                                     Government Fund              Securities Fund               Proforma          Combined (Note 1)
                                     ---------------              ---------------               --------          -----------------


INVESTMENT INCOME:
Interest                                $30,429,703                 $12,950,490                                      $43,380,193
                                        -----------                 -----------                                      -----------
      Total Investment Income            30,429,703                  12,950,490                                       43,380,193

EXPENSES:
Investment Advisory                       2,954,812                   1,122,720                  102,065 (a)           4,179,597
Administration                              492,468                     233,255                  (29,124)(a)             696,600
Portfolio Accounting Fee             -                                   11,992                  (11,992)(a)                   0
Transfer Agent                              311,605                      35,822                   (7,000)(b)             340,427
Custodian                                    75,822                      36,144                   (9,036)(b)             102,930
Legal and Audit Fees                         96,731                      32,441                  (32,441)(b)              96,731
Trustees' Fees                               29,143                      10,305                  (10,305)(b)              29,143
Amortization of
 organization costs                           5,726                      19,884                  (19,884)(c)               5,726
Other expenses                              233,940                      84,810                  (31,203)(b)             287,547
                                            -------                      ------                  --------                -------
                                          4,200,246                   1,587,373                  (48,920)              5,738,700

SHAREHOLDER SERVICING AND
 DISTRIBUTION FEES
                 Primary B                    3,155              -                         -                               3,155
                 Investor A                 114,481                       1,906                     (381)(a)             116,006
                 Investor C                  59,368              -                        N/A                             59,368
                 Investor N                  82,384              -                        N/A                             82,384
Fees waived and/or reimbursed by
    investment advisor                   (1,043,673)                   (394,066)                  44,540 (d)          (1,393,199)
                                         -----------                   ---------                  ------ ---          -----------
TOTAL EXPENSES                            3,415,961                   1,195,213                   (4,761)              4,606,414
                                          ---------                   ---------                   -------              ---------

NET INVESTMENT INCOME                    27,013,742                  11,755,277                    4,761              38,773,779
                                         ==========                  ==========                    =====              ==========

NET REALIZED AND UNREALIZED GAIN/(LOSS)
    ON INVESTMENTS:
Realized Gain/(Loss) on securities       (5,427,605)                  3,397,070                                       (2,030,535)
Change in unrealized appreciation/
    (depreciation) on securities         144,437,245                 (7,304,234)                                      37,133,011
                                         -----------                 -----------                                      -----------
Net Realized and Unrealized gain/(loss)
    on investments                       139,009,640                 (3,907,164)                                     135,102,476
                                         ===========                 ===========                                     ===========

NET INCREASE/(DECREASE) IN ASSETS
    RESULTING FROM OPERATIONS           $166,023,382                 $7,848,113                   $4,761             $173,876,255
                                        ============                 ==========                   ======             ============

LEGEND:
(A) REFLECTS ADJUSTMENT TO THE ACQUIRING FUND CONTRACTUAL FEE OBLIGATION.
(B) ADJUSTMENT REFLECTS EXPECTED SAVINGS WHEN THE TWO FUNDS BECOME ONE.
(C) ORGANIZATION EXPENSE OF THE ACQUIRED FUND IS NOT AN EXPENSE OF THE COMBINED FUND.
(D) REFLECTS ADJUSTMENT TO THE LEVEL OF THE ACQUIRING FUND'S VOLUNTARY EXPENSE REIMBURSEMENT.

                   SEE NOTES TO PROFORMA FINANCIAL STATEMENTS


                Nations Short-Intermediate Government Fund
               Pilot Intermediate U.S. Government Securities Fund


               Notes to Pro Forma Financial Statements (Unaudited)




1. Basis of Combination

Nations Fund Trust (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end investment company. As of September 30, 1996, the Trust offers thirty-two separate portfolios. The unaudited Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations reflect the accounts of the Nations Short-Intermediate Government Fund and the Pilot Intermediate U.S. Government Securities Fund for the twelve month period ended September 30, 1996. These statements have been derived from books and records utilized in calculating daily net asset value at September 30, 1996.

The pro forma statements give effect to the proposed transfer of the assets and stated liabilities of the Pilot Intermediate U.S. Government Securities Fund in exchange for shares of Nations Short-Intermediate Government Fund. Under generally accepted accounting principles, the historical cost of investment securities will be carried forward to the surviving entity and the results of operations of the Pilot Intermediate U.S. Government Securities Fund for pre-combination periods will not be restated. The pro forma statements do not reflect the expenses of either fund in carrying out its obligations under the proposed Agreement and Plan of Reorganization.

The Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations should be read in conjunction

                   Nations Short-Intermediate Government Fund
               Pilot Intermediate U.S. Government Securities Fund


               Notes to Pro Forma Financial Statements (Unaudited)


with the historical financial statements of the funds incorporated by reference in the Statement of Additional Information.

For the twelve month period ended September 30, 1996, the Nations Short-Intermediate Government Securities Fund's investment advisory fee was computed based on the annual rate of 0.60% of the average daily net assets. The administration fee was computed based on the annual rate of 0.10% of average daily net assets of the Trust and the investment portfolios of Nations Fund, Inc. and Nations Fund Portfolios, Inc. (two other registered open-end investment companies that are part of the Nations Fund Family) on a combined basis.

The Trust has adopted a shareholder administration plan ("Administration Plan") for the Primary B Shares of the Nations Short-Intermediate Government Fund. Under the Administration Plan, aggregate payments may not exceed 0.35%, on an annualized basis, of the average daily net assets of the Fund's Primary B Shares.

The Trust has also adopted a shareholder servicing and distribution plan ("Investor A Plan") pursuant to Rule 12b-1 under the 1940 Act for the Investor A Shares of the Nations Short-Intermediate Government Fund. Under the Investor A Plan, aggregate payments may not exceed 0.20% on an annualized basis, of the average daily net assets of the Fund's Investor A Shares.

The Trust has also adopted a distribution plan pursuant to Rule 12b-1 under the 1940 Act with respect to Investor C Shares ("Investor C Distribution Plan") and Investor N Shares ("Investor N Distribution Plan") of the Nations Short-Intermediate Government Fund. Under the Investor C Distribution Plan and Investor N Distribution Plan, aggregate payments may not exceed 0.25%

                   Nations Short-Intermediate Government Fund
               Pilot Intermediate U.S. Government Securities Fund

               Notes to Pro Forma Financial Statements (Unaudited)


and 0.35%, on an annualized basis, of the average daily net assets of the Investor C Shares and Investor N Shares, respectively, of the Fund.

The Trust has also adopted a shareholder servicing plan with respect to Investor C Shares ("Investor C Servicing Plan") and Investor N Shares ("Investor N Servicing Plan") of the Nations Short-Intermediate Government Fund. Under the Investor C Servicing Plan and Investor N Servicing Plan, aggregate payments may not exceed 0.25%, on an annualized basis, of the average daily net assets of the Investor C Shares and Investor N Shares of the Fund.

2. Portfolio Valuation

Securities of Nations Short-Intermediate Government Fund are valued using broker quotations or prices provided by a pricing service. Certain securities are valued using broker quotations that are based on a matrix pricing system which considers such factors as security prices, yields and maturities. The value of mortgage-backed securities can be significantly affected by changes in interest rates. Certain securities may be valued by one or more principal market makers. Restricted securities, if any, securities for which market quotations are not readily available and other assets are valued at fair value under the supervision of the Board of Trustees. Short-term investments that mature in 60 days or less are valued at amortized cost. Pilot Intermediate U.S. Government Securities Fund uses similar rules for determining portfolio valuation.

                   Nations Short-Intermediate Government Fund
               Pilot Intermediate U.S. Government Securities Fund


               Notes to Pro Forma Financial Statements (Unaudited)



3. Capital Shares

The pro forma net asset value per share assumes the issuance of additional shares of Nations Short-Intermediate Government Fund which would have been issued at September 30, 1996 in connection with the proposed reorganization. The pro forma number of shares outstanding of 174,290,002 consists of 57,762,077 shares assumed issued in the reorganization plus 116,527,925 shares of Nations Short-Intermediate Government Fund at September 30, 1996.

NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
COMBINED PORTFOLIO OF INVESTMENTS

SEPTEMBER 30, 1996



            PRINCIPAL
              AMOUNT                                                                                        VALUE
-----------------------------------------------------------------------------------------------------------------------------------
                 PILOT                                                                                      PILOT
                MISSOURI                                                                                   MISSOURI
NATIONS         SHORT-TERM                                                                  NATIONS      SHORT-TERM
TAX EXEMPT       TAX-EXEMPT                            SECURITY                            TAX EXEMPT     TAX-EXEMPT
 FUND             FUND       COMBINED               DESCRIPTIONS                             FUND            FUND        COMBINED
----------------------------------------------------------------------------------------------------------------------------------
                                         MUNICIPAL BONDS AND NOTES - 97.2%
                                         ALABAMA - 3.1%
                                         Alabama (State of), Housing Finance
                                            Authority,
                                            Multi-family Housing,
                                            AmSouth Bank N A , Birmingham LOC:
 $6,400,000             $0   $6,400,000    (Ski Lodge III), Series A,
                                           3.900% 03/01/15 +                                $6,400,000         $0    $6,400,000
  6,000,000              0    6,000,000     (Turtle Lake Project), Series F,
                                           4.000% 09/01/23 +                                 6,000,000          0     6,000,000
  1,690,000              0    1,690,000  Birmingham, Alabama, Industrial Development
                                            Board,
                                            (Avondale - Phase III ),
                                            AmSouth Bank N.A., Birmingham LOC,
                                           4.250% 06/01/00 +                                 1,690,000          0     1,690,000
 25,200,000              0   25,200,000  Birmingham, Alabama, Medical Clinic Board
                                           Revenue,
                                          (University of Alabama
                                           Health Services), Morgan Guaranty
                                           Trust Company,
                                           New York LOC,
                                           4.100%  12/01/26 ++      .                       25,200,000          0    25,200,000
  3,740,000              0    3,740,000  Gadsden, Alabama, Industrial Development
                                            Board,
                                            Industrial Development Revenue,
                                            (Keystone Foods Corporation Project),
                                            AMT,
                                            Bank of Scotland LOC,
                                            4.000% 05/01/04 +                                3,740,000          0     3,740,000
  4,000,000              0    4,000,000  Mobile, Alabama, Industrial Development
                                            Board,
                                           (IB Chemical Company Project),
                                            Industrial Bank of Japan Ltd. LOC,
                                           4.050% 12/01/97 +                                 4,000,000          0     4,000,000
          0      1,300,000    1,300,000  Northern Alabama Environmental Inprovement
                                           Authority,
                                           VRN 12/01/00 ++                                           0  1,300,000     1,300,000
  2,000,000              0    2,000,000  Opelika, Alabama, Industrial Development
                                           Board,
                                           (Flowers Baking Company Project),
                                           Trust Company Bank LOC,
                                           3.900% 12/01/99 +                                 2,000,000          0     2,000,000
                                                                                         ---------------------------------------
                                                                                            49,030,000  1,300,000    50,330,000
                                                                                         ---------------------------------------
                                         ALASKA - 0.3%
  5,000,000              0    5,000,000  Valdez, Alaska, Marine Term Revenue,
                                           (Arco Transportation Project),
                                           Series B, Atlantic Richfield Guaranteed,
                                           3.950% 05/01/31 +                                 5,000,000          0     5,000,000
                                                                                         ---------------------------------------

                                         ARIZONA - 5.0%
                                         Apache (County of), Arizona, Industrial
                                            Development
                                            Authority, PCR,
                                           (Tuscon Electric Power):
  5,500,000              0    5,500,000    Series 83A, Barclays Bank Plc LOC,
                                           3.850% 12/15/18 +                                 5,500,000          0     5,500,000
 29,300,000              0   29,300,000   Series A, Chemical Bank LOC,
                                           3.850% 06/15/20 +                                29,300,000          0    29,300,000
  8,000,000              0    8,000,000  Goodyear, Arizona, Industrial Development
                                           Authority,
                                           (Walle Corporation Project),
                                           AMT, PNC Bank LOC,
                                           4.000%  05/01/15 +                                8,000,000          0     8,000,000
  4,200,000              0    4,200,000  Maricopa (County of), Arizona, Industrial
                                           Development Authority,
                                           Multi-family Housing Revenue, (Privado
                                            Park
                                            Apartments Project),
                                            Series A, AMT, Bank One, Phoenix LOC,
                                           4.000%  06/01/34 +                                4,200,000          0     4,200,000
                                         Maricopa (County of), Arizona, Unified
                                           School District:
 10,000,000              0   10,000,000    No. 210 Phoenix, Tax Anticipation Notes,
                                           Series A,
                                           4.400% 07/31/97                                  10,031,998          0    10,031,998
  5,000,000              0    5,000,000    No. 213 Tempe, Tax Anticipation Notes,
                                           Series A,
                                           4.400% 07/31/97                                   5,015,999          0     5,015,999
  3,000,000              0    3,000,000  Mesa, Arizona, Development Corporation
                                           Revenue,
                                           Special Tax, Series B,
                                           Westdeutsche Landesbank LOC,
                                           3.650% 10/10/96                                   3,000,000          0     3,000,000
                                         Pima (County of), Arizona, Industrial
                                           Development
                                           Authority, (Tuscon Electric),
                                           Series A:
  9,000,000              0    9,000,000    Bank of America LOC,
                                           3.800%  07/01/22 +                                9,000,000          0     9,000,000
  7,700,000              0    7,700,000    Societe Generale LOC,
                                           3.900% 06/15/22 +                                 7,700,000          0     7,700,000
                                                                                         ---------------------------------------
                                                                                            81,747,997          0    81,747,997
                                                                                         ---------------------------------------
                                         ARKANSAS - 0.8%
  9,100,000              0    9,100,000  Little Rock, Arkansas, Health Facilities
                                           Board,
                                           Hospital Revenue, (Southwest Hospital
                                           Project),
                                           FGIC Insured, Bank of Nova Scotia SBPA,
                                           3.675% 10/01/18  +      .                         9,100,000          0     9,100,000
  3,250,000              0    3,250,000  Lowell, Arkansas, Industrial Development
                                            Revenue,
                                            (Little Rock Newspapers Inc.
                                             Project), AMT,
                                             Bank of New York LOC,
                                           4.050% 06/01/31 +                                 3,250,000          0     3,250,000
                                                                                         ---------------------------------------
                                                                                            12,350,000          0    12,350,000
                                                                                         ---------------------------------------
                                         CALIFORNIA - 0.9%
    500,000              0      500,000  Los Angeles, California, Regional
                                             Airports,
                                           (Los Angeles International Airport),
                                           Wachovia Bank LOC,
                                           3.900% 12/01/24 ++                                  500,000          0       500,000
  5,000,000              0    5,000,000  San Diego, California, Tax Anticipation
                                           Notes, Series A,
                                           4.500% 07/02/97                                   5,027,100          0     5,027,100
 10,500,000              0   10,500,000  Student Education Loan Marketing
                                            Corporation,
                                            Student Loan Revenue,
                                            Series A, Dresdner Bank LOC,
                                           3.900% 11/01/02 +                                10,500,000          0    10,500,000
                                                                                         ---------------------------------------
                                                                                            16,027,100          0    16,027,100
                                                                                         ---------------------------------------
                                         COLORADO - 3.1%
          0        250,000      250,000  Adams Arapahoe Counties School
                                           District 28,
                                           10.000%  12/01/96                                         0    252,557       252,557
                                         Colorado (State of), Housing Finance
                                            Authority,
                                            Multi-family Housing Revenue:
  2,900,000              0    2,900,000    (Central Park Convention Center),
                                           Chemical Bank LOC,
                                           3.400% 05/01/97 +                                 2,900,000          0     2,900,000
 13,000,000              0   13,000,000    (Grants Plaza), Series A,  Bankers
                                           Trust Company LOC,
                                           3.925% 11/01/09 +                                13,000,000          0    13,000,000
  2,000,000              0    2,000,000  Colorado (State of), Post Secondary
                                           Educational Authority,
                                           Economic Development
                                           Revenue, Bank One LOC,
                                           3.950% 06/01/11 +                                 2,000,000          0     2,000,000
                                         Denver (City & County of), Colorado,
                                           Airport
                                           Revenue, AMT:
  3,500,000              0    3,500,000    Series F, Bank of Montreal LOC,
                                           3.950% 11/15/25 +                                 3,500,000          0     3,500,000
  5,000,000              0    5,000,000   Series G, Credit Local de France LOC,
                                           3.950% 11/15/25 +                                 5,000,000          0     5,000,000
  2,205,000              0    2,205,000  El Paso (County of), Colorado, Multi-
                                            family Housing Revenue,
                                            (Briarglen
                                            Apartments Project), General
                                            Electric Capital
                                            Corporation Guarantee,
                                           3.900% 12/01/24 +                                 2,205,000          0     2,205,000

NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996



                                         COLORADO (CONTINUED)
$21,000,000             $0  $21,000,000  Moffat (County of), Colorado,
                                           PCR, CFC Guarantee,
                                           3.950% 07/01/20 +                               $21,000,000         $0   $21,000,000
  2,000,000              0    2,000,000  University of Colorado, University
                                            Revenues, Morgan
                                            Guaranty Trust Company SBPA,
                                            Series A,
                                           3.850%  06/01/20 +                                2,000,000          0     2,000,000
                                                                                         ---------------------------------------
                                                                                            51,605,000    252,557    51,857,557
                                                                                         ---------------------------------------
                                         CONNECTICUT - 0.1%
  2,100,000              0    2,100,000  Connecticut (State of), Housing Finance
                                           Authority, AMT,
                                           3.650% 04/10/97                                   2,100,000          0     2,100,000
                                                                                         ---------------------------------------

                                         DELAWARE - 1.5%
 24,000,000              0   24,000,000  Delaware (State of), Economic Development
                                           Authority  Revenue, Hospital
                                           Billing, Series C, MBIA Insured,
                                           Morgan Stanley Group, Inc. SBPA,
                                           3.900% 12/01/15 +                                24,000,000          0    24,000,000
                                                                                         ---------------------------------------
                                         DISTRICT OF COLUMBIA - 0.2%
  2,900,000              0    2,900,000  District of Columbia, Hospital Revenue,
                                           (Columbia Women's Hospital),
                                           Series A, Mitsubishi Bank Ltd. LOC,
                                           4.000%  07/01/20 +                                2,900,000          0     2,900,000
                                                                                         ---------------------------------------
                                                                                             2,900,000          0     2,900,000
                                                                                         ---------------------------------------
                                         FLORIDA - 6.1%
 10,810,000              0   10,810,000  Broward (County of), Florida, Housing
                                           Finance Authority, Multi-family
                                           Housing Revenue, (Fishermans Project),
                                           Continental Casualty Surety Bond,
                                           3.600% 11/01/07 +                                10,810,000          0    10,810,000
                                         Dade (County of), Florida, Industrial
                                           Development Authority:
  2,200,000              0    2,200,000    (Dolphins Stadium Project), Series C,
                                           Societe Generale LOC,
                                           3.850% 01/01/16 +                                 2,200,000          0     2,200,000
  3,000,000              0    3,000,000    (Phase II Furniture Corporation Project),
                                           AMT, Sun Bank N.A. LOC,
                                           4.000% 11/01/14 +                                 3,000,000          0     3,000,000
 14,998,500              0   14,998,500  Florida (State of), Board of Education,
                                           Capital Outlay, BTP-179,
                                           Bankers Trust Company LOC,
                                           3.800% 06/01/01 +                                14,998,500          0    14,998,500
                                         Florida (State of), Housing Finance Agency,
                                             Multi-family Housing Revenue:
  2,400,000              0    2,400,000     (Clear Lake Project), Series D,
                                            Continental Casualty Surety Bond,
                                           3.600%  01/01/34 +                                2,400,000          0     2,400,000
  4,800,000              0    4,800,000     (Lake RMK Project), Southtrust Bank LOC,
                                           4.100% 06/01/07 +       .                         4,800,000          0     4,800,000
  5,000,000              0    5,000,000    (Lakeside Project), Series B, Bankers
                                           Trust Company LOC,
                                           3.925% 08/01/06 +                                 5,000,000          0     5,000,000
  7,000,000              0    7,000,000    (Woodlands Project), Citibank LOC,
                                           3.800%  12/01/07 +                                7,000,000          0     7,000,000
  6,000,000              0    6,000,000  Jacksonville, Florida, Health Facilities
                                           Authority, Hospital Revenue,
                                           (Baptist Health Properties Project),
                                           Barnett Bank, Florida LOC,
                                           4.100% 06/01/20 ++                                6,000,000          0     6,000,000
  2,500,000              0    2,500,000  Key West, Florida, Community Redevelopment
                                           Agency Revenue, (Pier House Joint
                                           Venture), PNC Bank, Ohio LOC,
                                           3.850%  01/01/98 +                                2,500,000          0     2,500,000
 10,385,000              0   10,385,000  Orange (County of), Florida, Health
                                           Facilities Authority Revenue,
                                           (SHCC Services Inc. Project), Sun
                                           Bank N.A. LOC,
                                           3.800% 12/01/23 +                                10,385,000          0    10,385,000
  5,000,000              0    5,000,000  Orange (County of), Florida, Housing
                                           Finance Agency, Series B, AMT,
                                           3.650% 04/01/97                                   5,000,000          0     5,000,000
                                      0  Putnam (County of), Development Authority,
                                           PCR, Florida Power & Light Company,
                                           VRN  09/01/24 ++                                          0          0             0
  3,350,000              0    3,350,000  St. Lucie (County of), Florida, Industrial
                                           Development Authority,
                                           (Florida Convalescent Centers Project),
                                           Series A, Toronto Dominion Bank LOC,
                                           3.650% 01/01/11 +++                               3,350,000          0     3,350,000
                                         St. Lucie (County of), Florida, PCR,
                                           (Florida Power and Light Company):
  4,500,000              0    4,500,000    3.650% 10/25/96                                   4,500,000          0     4,500,000
  8,025,000              0    8,025,000    3.650% 11/22/96                                   8,025,000          0     8,025,000
  5,000,000              0    5,000,000    3.650% 11/22/96                                   5,000,000          0     5,000,000
          0      2,000,000    2,000,000    VRN  01/01/26                                             0  2,000,000     2,000,000
  2,000,000              0    2,000,000  University of Northern Florida, Capital
                                           Improvement, First Union National Bank of
                                           North Carolina LOC,
                                           3.800% 11/01/24 +                                 2,000,000          0     2,000,000
          0      2,100,000    2,100,000  Volusia County Health Facility Revenue,
                                           Robobank Nederland LOC,
                                           VRN 09/01/20 ++                                           0  2,100,000     2,100,000
                                                                                         ---------------------------------------
                                                                                            96,968,500  4,100,000   101,068,500
                                                                                         ---------------------------------------
                                         GEORGIA - 4.3%
 10,000,000              0   10,000,000  Albany-Dougherty, Georgia, Payroll
                                           Development Authority,  PCR,
                                           (Philip Morris Companies Inc. Project),
                                           3.900% 10/01/05 +                                10,000,000          0    10,000,000
  3,800,000              0    3,800,000  Cobb (County of), Georgia, Residential
                                           Care
                                           Facilities for the Elderly Authority,
                                           (North
                                           Georgia Presbyterian Homes, Inc.
                                           Project),
                                           Trust Company Bank LOC,
                                           3.900%  08/01/18 +                                3,800,000          0     3,800,000
  3,000,000              0    3,000,000  Columbia (County of), Georgia, Residential
                                           Care Facilities for the Elderly Authority,
                                           (Augusta Residential Center on Aging),
                                           Trust Company Bank LOC,
                                           3.900% 01/01/21 +                                 3,000,000          0     3,000,000
  2,250,000              0    2,250,000  Columbus, Georgia, Housing Authority,
                                           Multi-family Housing Revenue,
                                           (Quail Ridge
                                           Project), Colombus Bank &
                                           Trust Company LOC,
                                           4.150% 02/01/05 +                                 2,250,000          0     2,250,000
  3,755,000              0    3,755,000  Columbus, Georgia, Industrial
                                            Development Revenue, (Parisian Inc.
                                            Project),
                                            Columbus Bank & Trust Company LOC,
                                           4.200% 04/01/07 +                                 3,755,000          0     3,755,000
                                         Dekalb (County of), Georgia, Hospital
                                            Authority,
                                            Revenue Anticipation Certificates:
  3,960,000              0    3,960,000     (Dekalb Medical Center Project),
                                            Trust Company Bank LOC,
                                            3.900% 09/01/09 +                                3,960,000          0     3,960,000
  2,000,000              0    2,000,000     (Egleston Childrens Health), Series A,
                                            SunTrust Bank, Atlanta LOC,
                                           3.800% 12/01/17 +                                 2,000,000          0     2,000,000
                                         Dekalb (County of), Georgia, Housing
                                            Authority,
                                            Multi-family Housing Revenue:
  5,430,000              0    5,430,000    (Haystack Apartment Projects), AMT,
                                           General
                                           Electric Capital Corporation LOC,
                                           4.150% 12/01/20 +                                 5,430,000          0     5,430,000
  6,625,000              0    6,625,000    (Stone Mill Run Apartments Project),
                                           Series A, AMT, First Tennessee Bank
                                           LOC,
                                           4.000% 08/01/27 +                                 6,625,000          0     6,625,000
  5,000,000              0    5,000,000    (Terrace Club Project), Series B,
                                           Southtrust Bank LOC,
                                           4.000% 11/01/15 +                                 5,000,000          0     5,000,000
  2,900,000              0    2,900,000  Greene (County of), Georgia, Industrial
                                            Development Authority Revenue,
                                           (Chipman-Union Inc. Project), Series A,
                                           AMT, Trust Company Bank LOC,
                                           4.000% 03/01/05 +                                 2,900,000          0     2,900,000


NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996



                                         GEORGIA (CONTINUED)
 $3,700,000             $0   $3,700,000  Gwinnett (County of), Georgia,
                                            Industrial Development Revenue,
                                            (United Stationers Company Project),
                                            PNC Bank LOC,
                                           3.850% 12/31/02 +      .                         $3,700,000         $0    $3,700,000
  3,000,000              0    3,000,000  Henry (County of), Georgia, Development
                                           Authority Revenue, (Georgia-Pacific
                                           Corporation Project), Trust Company Bank LOC,
                                           3.900% 05/01/04 +                                 3,000,000          0     3,000,000
          0      1,000,000    1,000,000  Monroe (County of), Development Authority,
                                           PCR,
                                           VRN  07/01/25 ++                                          0  1,000,000     1,000,000
  5,000,000              0    5,000,000  Smyrna, Georgia, Multi-family Housing
                                            Authority Revenue, (Post VY Project),
                                            FNMA Collateralized,
                                            3.850% 06/01/25 +                                5,000,000          0     5,000,000
  4,000,000              0    4,000,000  Tallapoosa, Georgia, Development
                                           Authority
                                           Revenue, (U.S. Canada
                                           Company Project), Harris Trust &
                                           Savings Bank LOC,
                                           3.850% 02/01/15 +                                 4,000,000          0     4,000,000
  5,000,000              0    5,000,000  Thomaston-Upson (County of), Georgia,
                                           Industrial Development Revenue,
                                           (Quad/Thomaston Project), First Union
                                           National Bank, Charlotte LOC,
                                           3.950% 04/01/00 +                                 5,000,000          0     5,000,000
                                                                                         ---------------------------------------
                                                                                            69,420,000  1,000,000    70,420,000
                                                                                         ---------------------------------------
                                         IDAHO - 1.8%
 20,000,000              0   20,000,000  Idaho Health Facilities Authority,
                                           Holy Cross Health Sytems
                                           Corporation Revenue, Morgan
                                           Guaranty Trust Company LOC,
                                           3.850% 12/01/23 +                                20,000,000          0    20,000,000
  9,000,000              0    9,000,000  Idaho (State of), Tax Anticipation Notes,
                                           4.500% 06/30/97                                   9,038,681          0     9,038,681
                                                                                         --------------------------------------
                                                                                            29,038,681          0    29,038,681
                                                                                         --------------------------------------
                                         ILLINOIS - 9.2%
  5,775,000              0    5,775,000  Chicago, Illinois, Industrial Development
                                            Revenue, (Eli's Chicago's Finest Inc.),
                                            First Bank LOC,
                                           4.050% 11/01/26 +                                 5,775,000          0     5,775,000
                                         Chicago, Illinois, O'Hare International
                                            Airport
                                            American Airlines Inc., AMT,
                                            Royal Bank of Canada  LOC:
  3,500,000              0    3,500,000    Series C,
                                           4.000% 12/01/17++                                 3,500,000          0     3,500,000
  3,000,000              0    3,000,000     Series D,
                                           4.000% 12/01/17++                                 3,000,000          0     3,000,000
                                         Illinois (State of), Development
                                            Finance Authority:
 26,100,000              0   26,100,000     (Chicago Symphony Orchestra),
                                             Northern Trust Company LOC,
                                           3.900% 12/01/28 +                                26,100,000          0    26,100,000
  2,025,000              0    2,025,000     (L. Karp & Sons Inc.), American
                                            National Bank & Trust Company,
                                            Chicago LOC,
                                           4.150% 09/01/05 +                                 2,025,000          0     2,025,000
  2,000,000              0    2,000,000    (Residential Rental - River Oak),
                                           AMT, Swiss Bank LOC,
                                           3.900% 12/15/19 +                                 2,000,000          0     2,000,000
  9,000,000              0    9,000,000     (Roosevelt University Project),
                                             American
                                             National Bank & Trust Company LOC,
                                           3.850% 04/01/25 +                                 9,000,000          0     9,000,000
  2,200,000              0    2,200,000  Illinois (State of), Development Finance
                                           Authority, Economic Development Revenue,
                                           (Addison 450 LP Project), American National
                                           Bank & Trust Company LOC,
                                           4.000% 12/01/09 +                                 2,200,000          0     2,200,000
                                         Illinois (State of), Development Finance
                                           Authority, Industrial Development Revenue:
  2,000,000              0    2,000,000    (MTI Project), AMT, Industrial Bank
                                           of Japan Ltd., NY LOC,
                                           4.125% 01/01/09 +                                 2,000,000          0     2,000,000
  3,200,000              0    3,200,000    (Randolph Pickle Corporation), AMT,
                                           American National Bank & Trust Company
                                           LOC,
                                           4.050% 06/01/12 +                                 3,200,000          0     3,200,000
  2,515,000              0    2,515,000     (Xavier University), American National
                                            Bank & Trust Company LOC,
                                           3.850% 10/01/12 +                                 2,515,000          0     2,515,000
                                         Illinois (State of), Development Finance
                                            Authority, PCR:
  2,500,000              0    2,500,000     (Diamond Star Meters Project),
                                             Mitsubishi Bank Ltd. LOC,
                                           4.100% 12/01/08 ++                                2,500,000          0     2,500,000
  7,100,000              0    7,100,000     (Edison Company Project), Series C,
                                             ABN-AMRO Bank LOC,
                                           3.850% 03/01/09 +                                 7,100,000          0     7,100,000
                                           (Illinois Power Company Project), AMT:
  6,500,000              0    6,500,000    Canadian Imperial Bank of Canada LOC,
                                           3.850% 02/13/97 #                                 6,500,000          0     6,500,000
                                         Illinois (State of), Development Finance
                                           Authority, PCR (Continued):
  9,300,000              0    9,300,000    Series B, AMT, Mitsubishi Bank Ltd. LOC,
                                           4.000% 03/01/17 +                                 9,300,000          0     9,300,000
                                         Illinois (State of), Educational Facilities
                                            Revenue:
  3,700,000              0    3,700,000    (Illinois Institute of Technology),
                                           Series A, NBD Bank N.A.; Northern
                                           Trust Company;
                                           and Harris Trust & Savings Bank LOC,
                                           3.850% 09/01/25 +                                 3,700,000          0     3,700,000
 12,930,000              0   12,930,000     (University Pooled Financing Program),
                                           FGIC Insured,
                                           First National Bank of Chicago SBPA,
                                           3.900% 12/02/05 +                                12,930,000          0    12,930,000
                                         Illinois (State of), Health Facilities
                                           Authority Revenue:
                                           (Evanston Hospital Corporation Project):
  5,000,000              0    5,000,000    3.750% 02/28/97                                   5,000,000          0     5,000,000
  7,000,000              0    7,000,000    Series B,
                                           3.150% 01/31/97         .                         7,000,000          0     7,000,000
  5,000,000              0    5,000,000     Series 96,
                                           3.950% 08/15/97                                   5,000,000          0     5,000,000
  6,700,000              0    6,700,000    (The Streeterville Corporation Project),
                                            First National Bank of Chicago LOC,
                                           3.850% 08/15/24 +                                 6,700,000          0     6,700,000
  4,500,000              0    4,500,000  Kane (County of), Illinois, Revenue Bonds,
                                            (Glenwood School For Boys),
                                            Harris Trust & Savings Bank, Illinois
                                            LOC,
                                           3.850% 02/01/28 +                                 4,500,000          0     4,500,000
  3,200,000              0    3,200,000  Kane (County of), Illinois, Unified School
                                           District No. 304,
                                           Tax Anticipation Warrants,
                                           4.150% 12/03/96                                   3,202,133          0     3,202,133
  4,600,000              0    4,600,000  Orland Park, Illinois,
                                            Industrial Development Revenue,
                                            (Panduit Corporation Project), AMT,
                                            Wachovia Bank LOC,
                                           4.000% 04/01/31 +                                 4,600,000          0     4,600,000
  7,195,000              0    7,195,000  Richton Park, Illinois,
                                             Industrial Development Revenue,
                                            (Sinter Metals Inc. Project),
                                             AMT, Mellon Bank LOC,
                                           4.050% 04/01/16 +                                 7,195,000          0     7,195,000
  1,900,000              0    1,900,000  Southwestern Illinois Development
                                            Authority, Industrial Development
                                            Revenue,
                                            (Robinson Steel Company Inc. Project),
                                            AMT,
                                            American National Bank & Trust
                                            Company LOC,
                                           4.000% 12/01/06 +                                 1,900,000          0     1,900,000



NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996





                                         ILLINOIS (Continued)
 $3,000,000             $0   $3,000,000  Winnebago & Boone (Counties of), Illinois,
                                           School District No. 205,
                                           Tax Anticipation Warrants, FSA Insured,
                                           4.350% 10/30/96                                  $3,002,803          0    $3,002,803
                                                                                         --------------------------------------
                                                                                           151,444,936          0   151,444,936
                                                                                         --------------------------------------
                                         INDIANA - 4.7%
  7,000,000              0    7,000,000  Carmel Clay, Indiana, Tax Anticipation
                                           Warrants, General Funding,
                                           3.750% 12/31/96                                   7,003,347          0     7,003,347
 30,000,000              0   30,000,000  Indiana (State of), Bond Bank, Advance
                                           Funding Program, Promissory Notes,
                                           4.250% 01/09/97                                  30,069,210          0    30,069,210
                                         Indiana (State of), Development Finance
                                           Authority, Economic Development Revenue:
  2,400,000              0    2,400,000    (Fischer Enterprises Ltd Project),
                                           PNC Bank LOC,
                                           4.000% 11/01/01 +                                 2,400,000          0     2,400,000
  2,600,000              0    2,600,000   (Walker-Williams Lumber), AMT,
                                           Columbus Bank & Trust Company LOC,
                                           4.200% 01/01/09 +                                 2,600,000          0     2,600,000
  2,500,000              0    2,500,000  Indianapolis, Indiana, Economic Development
                                            Revenue,
                                            (Art Center of Indianapolis Project),
                                             Bank One, Indiana LOC,
                                           3.950% 02/01/98 +                                 2,500,000          0     2,500,000
  3,300,000              0    3,300,000  Indianapolis, Indiana, Multi-family Housing
                                           Revenue, (El Beulah Retirement Village),
                                           National Bank of Detroit LOC,
                                           3.850% 03/01/21 +                                 3,300,000          0     3,300,000
  3,500,000              0    3,500,000  Purdue University, Indiana, University
                                           Revenue,
                                           Student Fee, Series K,
                                           3.800% 07/01/20 +                                 3,500,000          0     3,500,000
 16,255,000              0   16,255,000  Sullivan, Indiana, PCR, National
                                           Rural/CFC Insured,
                                           3.550% 10/25/96                                  16,255,000          0    16,255,000
  9,500,000              0    9,500,000  Vigo (County of), Indiana,
                                           General Funded Warrants,
                                           3.500% 12/27/96                                   9,503,312          0     9,503,312
                                                                                         -------------------------------------
                                                                                            77,130,869          0    77,130,869
                                                                                         -------------------------------------
                                         IOWA - 0.4%
  7,000,000              0    7,000,000  Iowa (State of), Corporation Warrant
                                            Certificates, Series A,
                                            FSA Insured-State Aid Withholding,
                                           4.750% 06/27/97 #                                 7,039,672          0     7,039,672
                                                                                         -------------------------------------

                                         KANSAS - 1.4%
  9,600,000              0    9,600,000  Kansas (State of), Development Finance
                                           Authority,
                                           (Seaboard Projects), Series A,
                                           AMT, Bank of New York LOC,
                                           4.050% 12/02/25 +                                 9,600,000          0     9,600,000
 10,200,000              0   10,200,000  Olathe, Kansas, Educational Facilities
                                            Revenue,
                                            (Kansas Independent College
                                            Association),
                                            Series A, Marine Midland Bank LOC,
                                           3.800% 07/01/24 +                                10,200,000          0    10,200,000
  3,000,000              0    3,000,000  Wichita, Kansas, Industrial Revenue,
                                            (Brenner Tank Inc. Project), AMT,
                                            Bank One LOC,
                                           4.050% 12/01/05 +                                 3,000,000          0     3,000,000
                                                                                         ---------------------------------------
                                                                                            22,800,000          0    22,800,000
                                                                                         ---------------------------------------
                                         KENTUCKY - 2.0%
  1,800,000              0    1,800,000  Hopkinsville, Kentucky, Industrial
                                           Building
                                           Revenue, (Brazeway Inc. Project), AMT,
                                           4.000% 06/01/04 +                                 1,800,000          0     1,800,000
  5,000,000              0    5,000,000  Jefferson (County of), Kentucky, Board
                                            of Education Revenue, Anticipation
                                            Notes,
                                            Series N,
                                           3.970% 06/30/97                                   5,002,515          0     5,002,515
  6,200,000              0    6,200,000  Kentucky League of Cities, Revenue
                                           Anticipation Notes, (Madisonville),
                                           Series B,
                                           Bank One, Kentucky LOC,
                                           3.950% 03/01/97 +                                 6,200,000          0     6,200,000
  2,600,000              0    2,600,000  Kentucky (Rural), Economic Development
                                            Authority, Industrial Building Revenue,
                                            (Technos Corporation Project), AMT,
                                             Industrial Bank of Japan, Ltd. LOC,
                                           4.400% 12/01/09 +                                 2,600,000          0     2,600,000
  3,500,000              0    3,500,000  Lebanon, Kentucky, Industrial Development
                                           Revenue, (Wallace
                                           Computer Services Inc.), AMT, Wachovia
                                           Bank, Georgia LOC,
                                           4.000%  06/01/19 +                                3,500,000          0     3,500,000
  4,525,000              0    4,525,000  Lexington-Fayette, Kentucky, Psychiatric
                                            Hospital Revenue, (Charter Ridge Hospital
                                            Project), Bankers Trust Company LOC,
                                           3.750% 03/01/05 +                                 4,525,000          0     4,525,000
                                         Lexington-Fayette, Kentucky, Urban County
                                           Airport Corporation Revenue, AMT,
                                           Credit Local de France LOC:
  1,100,000              0    1,100,000    Series A,
                                           4.100% 04/01/24 ++                                1,100,000          0     1,100,000
  3,100,000              0    3,100,000     Series B,
                                           4.100% 04/01/24 ++                                3,100,000          0     3,100,000
  5,630,000              0    5,630,000  Louisville and Jefferson (Counties of),
                                           Kentucky, Visitors and Convention
                                           Commission,
                                           FSA Insured,
                                           3.950% 01/01/24 +                                 5,630,000          0     5,630,000
                                                                                         --------------------------------------
                                                                                            33,457,515          0    33,457,515
                                                                                         --------------------------------------
                                         LOUISIANA - 2.7%
  8,000,000              0    8,000,000  Ascension Parish, Louisiana, PCR,
                                            (Borden Inc. Project),
                                            Credit Suisse LOC,
                                           3.900% 12/01/09 +                                 8,000,000          0     8,000,000
  6,050,000              0    6,050,000  Caddo Parish, Louisiana, Industrial
                                           Development Board, (Frymaster
                                           Corporation Project),
                                           Chemical Bank LOC,
                                           3.850% 01/01/03 +                                 6,050,000          0     6,050,000
  5,100,000              0    5,100,000  Louisiana (State of),  Public
                                           Facilities Authority, Hospital Revenue,
                                           (Charter Forest Hospital Project),
                                           Bankers Trust Company LOC,
                                           3.850% 12/01/13 +                                 5,100,000          0     5,100,000
 20,225,000              0   20,225,000  Louisiana (State of), Public Facilities
                                           Authority, PCR, (Ciba-Geigy Corporation
                                           Project),
                                           Swiss Bank LOC,
                                           3.900% 12/01/04 +                                20,225,000          0    20,225,000
  4,700,000              0    4,700,000  South Louisiana, Port Commission, Marine
                                           Term Facilities Revenue,
                                           (Occidental Petroleum), Credit Suisse LOC,
                                           3.900% 07/01/21 +                                 4,700,000          0     4,700,000
                                                                                         --------------------------------------
                                                                                            44,075,000          0    44,075,000
                                                                                         --------------------------------------
                                         MAINE - 1.4%
 18,150,000              0   18,150,000  Maine (State of), Solid Waste Resources
                                           Recovery Revenue, Series K, AMT,
                                           Midland Bank Plc LOC,
                                           3.950% 07/01/12+                                 18,150,000          0    18,150,000
  5,000,000              0    5,000,000  Maine (State of), Tax Anticipation Notes,
                                           4.500% 06/27/97 +                                 5,022,155          0     5,022,155
                                                                                         --------------------------------------
                                                                                            23,172,155          0    23,172,155
                                                                                         --------------------------------------

NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996



                                         MARYLAND - 1.0%
 $6,600,000             $0   $6,600,000  Baltimore (City of), Maryland, Economic
                                            Development Authority Revenue,
                                            (Blue Circle Inc.
                                            Project), Den Danske Bank LOC,
                                           3.800% 12/01/17 +                                $6,600,000         $0    $6,600,000
  3,300,000              0    3,300,000  Baltimore (City of), Maryland, Port
                                            Facilities Authority, (Occidental
                                            Petroleum Company),
                                            National Westminster Bank Plc LOC,
                                           3.500% 10/14/11 +++                               3,300,000          0     3,300,000
  4,750,000              0    4,750,000  Maryland (State of), Economic
                                            Development Revenue,
                                            (General Binding Corporation
                                            Project), AMT, Harris Trust &
                                            Savings Bank LOC,
                                           4.000% 03/01/26 +                                 4,750,000          0     4,750,000
  2,300,000              0    2,300,000  Maryland (State of), Industrial
                                           Development Finance Authority,
                                           (Rock-Tennessee Converting Company),
                                           AMT, Trust Company Bank LOC,
                                           4.000% 05/01/06 +                                 2,300,000          0     2,300,000
                                                                                         ---------------------------------------
                                                                                            16,950,000          0    16,950,000
                                                                                         ---------------------------------------
                                         MICHIGAN - 1.2%
  3,425,000              0    3,425,000  Jackson (County of), Michigan, Economic
                                            Development Corporation, Industrial
                                            Development Revenue, (Jackson
                                            Association LLC), Bank One, Dayton LOC,
                                           3.950% 10/01/14 +                                 3,425,000          0     3,425,000
  8,000,000              0    8,000,000  Michigan (State of), Hospital Financing
                                            Authority Revenue,
                                            (St. Mary Hospital of Livonia),
                                            Series A, Comerica Bank LOC,
                                           3.950% 07/01/17 +                                 8,000,000          0     8,000,000
  3,000,000              0    3,000,000  Michigan (State of), Housing Development
                                           Authority, Limited Obligation Revenue,
                                           (Pine Ridge Project), National
                                           Westminster Bank Plc LOC,
                                           3.900% 10/01/07 +                                 3,000,000          0     3,000,000
  2,600,000              0    2,600,000  Michigan (State of), Strategic Funding Ltd.
                                            Obligation Revenue, (Uni Boring
                                            Company Inc.), National Bank of
                                            Detroit LOC,
                                           3.900% 12/01/98 +                                 2,600,000          0     2,600,000
          0      2,400,000    2,400,000  University of Michigan Revenue, Medical
                                           Services Plan, Series A,
                                           VRN  12/01/27 ++                                          0  2,400,000     2,400,000
                                                                                         ------------------------------------------
                                                                                            17,025,000  2,400,000    19,425,000
                                                                                         ------------------------------------------
                                         MINNESOTA - 1.1%
  5,500,000              0    5,500,000  Duluth, Minnesota, Health Care
                                            Facilities Revenue, (Miller-Dwan
                                            Medical Center),
                                            Series A, Citibank LOC,
                                           3.800% 04/01/19 +      .                          5,500,000          0     5,500,000
  6,050,000              0    6,050,000  Minneapolis, Minnesota, Community
                                            Development Agency Revenue,
                                           (Arena Acquisition Project),
                                           Series A, First Bank LOC,
                                           3.850% 10/01/24 +                                 6,050,000          0     6,050,000
  6,000,000              0    6,000,000  Rochester (City of), Minnesota, Health
                                           Care Facilities Revenue, (Mayo
                                           Medical Center),
                                           Series 92,
                                           3.650% 10/24/96                                   6,000,000          0     6,000,000
                                                                                          -------------------------------------
                                                                                            17,550,000          0    17,550,000
                                                                                          -------------------------------------
                                         MISSISSIPPI - 0.7%
  6,200,000              0    6,200,000  Lawrence (County of), Mississippi, PCR,
                                            (Georgia-Pacific Corporation Project),
                                            Bank of Tokyo LOC,
                                           3.925% 12/01/00 +                                 6,200,000          0     6,200,000
  2,900,000              0    2,900,000  Mississippi Business Finance Corporation,
                                           Industrial Development Revenue, AMT:
                                           (Choctaw Maid Farms Inc. Project),
                                           Rabobank Nederland LOC,
                                           4.000% 03/01/10 +                                 2,900,000          0     2,900,000
  3,000,000              0    3,000,000    (Nitek Metal Services Inc.
                                           Project), AMT, Bank of Tokyo LOC,
                                           4.050% 03/01/05 +                                 3,000,000          0     3,000,000
                                                                                          -------------------------------------
                                                                                            12,100,000          0    12,100,000
                                                                                          -------------------------------------
                                         MISSOURI - 11.4%
                                         Berkeley IDR Bonds:
          0      5,000,000    5,000,000    (Flight Safety International, Inc.
                                           Project)
                                           VRN 09/01/04 +                                            0  5,000,000     5,000,000
          0      5,000,000    5,000,000    (Wetterau Project),
                                           VRN 07/01/08 +                                            0  5,000,000     5,000,000
          0     10,800,000   10,800,000  Columbia Water & Electric Revenue Bonds,
                                           Series B
                                          Toronto Dominion Bank LOC,
                                           VRN 12/01/15 +                                            0 10,800,000    10,800,000
          0      4,100,000    4,100,000  Columbia Special Obligation, Toronto
                                           Dominion Bank, LOC,
                                           VRN 06/01/08 +                                            0  4,100,000     4,100,000
          0      1,400,000    1,400,000  Independence IDR, (Resthaven Project,)
                                           VRN 02/01/25 +                                            0  1,400,000     1,400,000
                                         Kansas City, Missouri, Industrial
                                             Development Revenue,
  5,000,000              0    5,000,000     (Owens-Illinois Inc. Project),
                                           3.750% 12/31/08 +                                 5,000,000          0     5,000,000
          0      2,400,000    2,400,000  Kansas City, Missouri, Multi-family
                                           Housing Revenue, Timblane Village
                                           Apartments
                                           Project, Security Pacific National
                                           Bank LOC,
                                           VRN  06/01/08 +                                           0  2,400,000     2,400,000
                                         Mexico IDR Bonds, Weterau Inc.:
          0        810,000      810,000    Project A,
                                           VRN 12/01/98 +                                            0    810,000       810,000
          0        815,000      815,000    Project B,
                                           VRN 12/01/98 +                                            0    815,000       815,000
          0        900,000      900,000  Minneapolis & St. Paul Housing Authority,
                                           VRN 08/15/25 ++                                           0    900,000       900,000
                                         Missouri (State of), Health & Educational
                                           Facilities Authority Revenue:
          0      2,000,000    2,000,000    4.500%  09/08/97                                          0  2,010,831     2,010,831
          0      1,600,000    1,600,000    VRN 09/01/09 +                                            0  1,600,000     1,600,000
          0      3,050,000    3,050,000    VRN  09/01/10 +                                           0  3,050,000     3,050,000
          0      1,500,000    1,500,000    VRN 11/01/19 +                                            0  1,500,000     1,500,000
          0      4,370,000    4,370,000    (Barnes Jewish, Inc.), Series A
                                           3.900%  05/15/97                                          0  4,376,968     4,376,968
          0      2,000,000    2,000,000    (Branson School District Advanced
                                           Funding Program),
                                           4.500%  09/08/97                                          0  2,010,831     2,010,831
          0      6,625,000    6,625,000    (Drury College), Series A,
                                           VRN 08/15/21 ++                                           0  6,625,000     6,625,000
          0      2,000,000    2,000,000    (Pattonville School District
                                           Advanced Funding Program),
                                           4.500%  09/08/97                                          0  2,010,831     2,010,831
          0      5,800,000    5,800,000    Series C,
                                           VRN 06/01/19 +                                            0  5,800,000     5,800,000
          0      7,000,000    7,000,000    (Rockers & College Project),
                                           VRN 06/01/14 +                                            0  7,000,000     7,000,000
                                           (Sisters of Mercy Health):
          0      1,300,000    1,300,000    Series A,
                                           3.600%  12/01/96                                          0  1,300,000     1,300,000
 10,000,000              0   10,000,000    Series B, ABN-AMRO Bank LOC.
                                           3.800% 12/01/16 +                                10,000,000          0    10,000,000


NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996



                                         MISSOURI (CONTINUED)
                                         Missouri (State of), Health & Educational
                                           Facilities Authority Revenue (Continued):
         $0     $9,500,000   $9,500,000    (St. Frances Medical Center), Series A,
                                           Local de France LOC,
                                           VRN 06/01/26 ++                                          $0 $9,500,000    $9,500,000
                                           (St. Louis University Project),
          0        345,000      345,000    4.00%  10/01/96                                           0    345,000       345,000
          0      2,800,000    2,800,000    VRN 12/01/05 ++                                           0  2,800,000     2,800,000
                                           (Washington University Project),
          0      7,000,000    7,000,000    VRN 11/01/25 +                                            0  7,000,000     7,000,000
          0      1,400,000    1,400,000    VRN 09/01/30 ++                                           0  1,400,000     1,400,000
          0      4,300,000    4,300,000    VRN 09/01/30 ++                                           0  4,300,000     4,300,000
          0      7,900,000    7,900,000    Series C,
                                           VRN 09/01/30 ++                                           0  7,900,000     7,900,000
                                         Missouri (State of), Environment
                                           Improvement & Energy Authority:
          0      8,000,000    8,000,000    VRN  07/01/17                                             0  8,000,000     8,000,000
          0      2,000,000    2,000,000    PCR,
                                           VRN 06/01/23 +                                            0  2,000,000     2,000,000
          0      2,795,000    2,795,000    Sanwa Bank LOC,
                                           VRN  10/01/02                                             0  2,795,000     2,795,000
          0        600,000      600,000  Missouri Water Pollution Control, Series B,
                                           7.750% 11/01/96                                           0    602,291       602,291
          0      1,505,000    1,505,000  Moberly Hospital Authority, Pre-refunded,
                                           8.750%  03/01/16 ++                                       0  1,580,692     1,580,692
  9,725,000              0    9,725,000  Platte (County of), Missouri, Industrial
                                           Development Authority, Multi-family
                                            Housing
                                           Revenue, (Wexford Place Project),
                                           Bank One LOC,
                                           3.950% 04/01/28 +                                 9,725,000          0     9,725,000
                                         St. Charles (County of), Missouri,
                                           Development Authority,
                                           Industrial Revenue:
          0      3,070,000    3,070,000    (Casalon Apartments),
                                           VRN 09/01/25 +                                            0  3,070,000     3,070,000
          0      3,175,000    3,175,000    (Westchester Apartment Projects),
                                           VRN 10/01/11 +                                            0  3,175,000     3,175,000
  2,400,000              0    2,400,000     (Venture Stores Inc. Project),
                                            Bank of Nova Scotia LOC,
                                           3.900% 10/01/06 +                                 2,400,000          0     2,400,000
                                         St. Louis County IDR:
          0      8,000,000    8,000,000    VRN 12/01/03 +                                            0  8,000,000     8,000,000
          0      5,500,000    5,500,000    VRN 12/01/05 +                                            0  5,500,000     5,500,000
          0      3,785,000    3,785,000    VRN 07/15/06                                              0  3,785,000     3,785,000
          0      4,000,000    4,000,000    VRN 05/01/09 +                                            0  4,000,000     4,000,000
          0        785,000      785,000    (Rockwell School),
                                           VRN 02/01/97                                              0    795,687       795,687
          0      2,500,000    2,500,000  St. Louis Tax and Revenue Anticipation
                                           Notes,
                                           4.750%  06/30/97                                          0  2,514,011     2,514,011
          0     13,000,000   13,000,000  University of Missouri Capital Projects,
                                           4.750%  06/30/97                                          0 13,079,172    13,079,172
                                                                                         ----------------------------------------
                                                                                            27,125,000 160,651,314   187,776,314
                                                                                         ----------------------------------------
                                         NEBRASKA - 0.5%
  5,000,000              0    5,000,000  Omaha, Nebraska, Public Power District,
                                           3.550% 10/25/96                                   5,000,000          0     5,000,000


  4,000,000              0    4,000,000  York, Nebraska, Industrial Development
                                           Revenue,
                                           (Sunstrand Corporation
                                           Project), AMT, Union Bank of
                                           Switzerland LOC,
                                           3.650% 08/01/17 +                                 4,000,000          0     4,000,000
                                                                                         ---------------------------------------
                                                                                             9,000,000          0     9,000,000
                                                                                         ---------------------------------------
                                         NEW HAMPSHIRE - 0.9%
 15,500,000              0   15,500,000  New Hampshire (State of), Housing Finance
                                             Authority, Series 1,
                                            (Multi-family Housing, Manchester),
                                             PNC Bank LOC,
                                           3.850% 12/01/12 +                                15,500,000          0    15,500,000
                                                                                         ---------------------------------------

                                         NEW JERSEY - 0.3%
  5,000,000              0    5,000,000  Jersey City, New Jersey, Anticipation
                                           Notes,
                                           4.500% 09/26/97                                   5,021,313          0     5,021,313
                                                                                         ---------------------------------------

                                         NEW MEXICO - 0.2%
  3,100,000              0    3,100,000  Albuquerque, New Mexico, (Charter
                                           Hospital Inc.
                                           Project), Bankers Trust Company LOC,
                                           3.850% 03/01/14 +                                 3,100,000          0     3,100,000
                                                                                         ---------------------------------------

                                         NEW YORK - 0.3%
  5,000,000              0    5,000,000  Great Neck North, New York, Water
                                           Authority,
                                           Systems Revenue, Series A, FGIC
                                           Insured,
                                           3.800% 01/01/20 +                                 5,000,000          0     5,000,000
          0      1,600,000    1,600,000  New York City Municipal Water Financing
                                           Authority,
                                           Water & Sewer System
                                           Revenue, Series A, FGIC Insured,                          0  1,600,000     1,600,000
                                                                                         ---------------------------------------
                                           VRN  06/15/25 ++                                  5,000,000  1,600,000     6,600,000
                                                                                         ---------------------------------------

                                         NORTH CAROLINA - 2.8%
  8,000,000              0    8,000,000  Bladen (County of), North Carolina,
                                           Industrial
                                           Facilities and Pollution Control Financing
                                           Authority, (BCH Energy LP Project), AMT,
                                           Bank of Tokyo LOC,
                                           4.050% 11/01/20 +                                 8,000,000          0     8,000,000
 10,855,000              0   10,855,000  Charlotte (County of), North Carolina,
                                            Housing
                                            Authority, Multi-family Housing
                                            Revenue,
                                            (Merrywood Senior Adult Project),
                                            AMT, Branch
                                            Banking and Trust Company LOC,
                                           3.950% 06/01/11 +                                10,855,000          0    10,855,000
  3,000,000              0    3,000,000  Iredell, (County of), North Carolina,
                                           Industrial
                                           Facilities and Pollution Control Financing
                                           Authority, (Sullivan Corporation Project),
                                           AMT, Bank One LOC,
                                           4.050% 01/01/11 +                                 3,000,000          0     3,000,000
                                         Mecklenburg (County of), North Carolina,
                                           Industrial Facilities and Pollution
                                           Control
                                           Finance Authority:
  2,000,000              0    2,000,000    (Sterigenics International Project), AMT,
                                           Comerica Bank, California LOC,
                                           3.950% 03/01/16 +                                 2,000,000          0     2,000,000
  2,125,000              0    2,125,000    (Virkler Company Project), AMT,
                                           4.050% 12/01/04 +                                 2,125,000          0     2,125,000
  9,020,000              0    9,020,000  Mecklenburg (County of), North Carolina,
                                           Series B, GO,
                                           4.700% 03/01/97       .                           9,074,560          0     9,074,560
  4,400,000              0    4,400,000  Randolph (County of), North Carolina,
                                            Industrial Facilities and Pollution
                                           Control Financing
                                           Authority, (Wayne Steel Inc.), AMT,
                                           Bank One, Akron LOC,
                                           4.050% 09/01/05 +                                 4,400,000          0     4,400,000
  3,300,000              0    3,300,000  Stanley (County of), North Carolina,
                                            Industrial Development Authority, PCR,
                                            (General Signal Corporation),
                                            Wachovia Bank LOC,
                                           3.900% 12/01/00 +                                 3,300,000          0     3,300,000


NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996


                                         NORTH CAROLINA (CONTINUED)
 $3,810,000             $0   $3,810,000  Winston-Salem, North Carolina, (Risk
                                            Acceptance Management Corporation
                                            Project), Certificates of Participation,
                                            Series 1988, National Westminster
                                            Bank Plc SBPA,
                                           3.950% 07/01/09 +                                $3,810,000         $0    $3,810,000
                                                                                         ---------------------------------------
                                                                                            46,564,560          0    46,564,560
                                                                                         ---------------------------------------
                                         OHIO - 1.5%
          0        700,000      700,000  Columbus, Ohio School District,
                                           4.00%  12/01/96                                           0    700,553       700,553
  2,425,000              0    2,425,000  Defiance (County of), Ohio, Industrial
                                            Development Revenue, Isaac
                                            Property Company, Series A, Key Bank
                                            LOC,
                                           2.850% 07/01/00 +                                 2,425,000          0     2,425,000
  4,200,000              0    4,200,000  Lorain (County of), Ohio, Hospital
                                            Revenue, (Humility of Mary Health Care
                                            Corporation Hospital), Series B, PNC
                                            Bank LOC,
                                           3.850% 12/15/03 +                                 4,200,000          0     4,200,000
                                         Ohio (State of), Air Quality
                                           Developement Authority:
          0      1,600,000    1,600,000    VRN 12/01/15 ++                                           0  1,600,000     1,600,000
 10,000,000              0   10,000,000    (Duquesne Power), Union Bank
                                           of Switzerland LOC,
                                           3.950% 07/16/97      .                           10,000,000          0    10,000,000
                                      0  Ohio, (State of), Highway GO,
                                           4.500% due 05/15/97                                       0          0             0
  3,500,000              0    3,500,000  Ohio (State of), Water Development
                                           Authority, AMT, Union Bank of
                                           Switzerland LOC,
                                           3.800% 05/01/97                                   3,500,000          0     3,500,000
  2,400,000              0    2,400,000  St. Marys, Ohio, Industrial
                                            Development Revenue,
                                            (Setex Inc. Project), AMT,
                                            Industrial Bank of Japan Ltd. LOC,
                                           4.400% 12/01/01 +                                 2,400,000          0     2,400,000
                                                                                         ---------------------------------------
                                                                                            22,525,000  2,300,553    24,825,553
                                                                                         ---------------------------------------
                                         OKLAHOMA - 0.4%
  5,890,000              0    5,890,000  Oklahoma (State of), Housing Finance
                                            Agency, Single Family Housing
                                            Revenue, PFloats PT41,
                                            AMT, GNMA Collateralized,
                                            Commerzbank SBPA,
                                           4.050% 08/01/18 +                                 5,890,000          0     5,890,000
                                                                                         --------------------------------------

                                         OREGON - 0.5%
                                         Portland (City of), Oregon, Multi-family
                                           Housing Revenue:
  1,000,000              0    1,000,000    (Union Station Project), AMT, U.S.
                                            National Bank LOC,
                                           4.000% 12/01/27 +                                 1,000,000          0     1,000,000
  5,500,000              0    5,500,000    (University Park Apartments Project),
                                            Chase Manhattan Bank LOC,
                                           3.850% 10/01/11 +                                 5,500,000          0     5,500,000
  2,000,000              0    2,000,000  Washington (County of), Oregon, Housing
                                            Authority, Multi-family Housing
                                            Revenue,
                                           (Cedar Mill Project), AMT,
                                           Societe Generale LOC,
                                           3.950% 09/20/25 +                                 2,000,000          0     2,000,000
                                                                                         --------------------------------------
                                                                                             8,500,000          0     8,500,000
                                                                                         --------------------------------------
                                         PENNSYLVANIA - 4.5%
                                         Allegheny (County of) Hospital
                                            Development Authority,
          0      1,590,000    1,590,000     VRN  03/01/18 +                                          0  1,590,000     1,590,000
                                         Allegheny (County of), Pennsylvania,
                                           Industrial Development Authority,
                                           Duquesne Power:
  5,000,000              0    5,000,000    Canadian Imperial Bank of
                                           Commerce LOC,
                                           3.750% 11/07/96                                   5,000,000          0     5,000,000
  9,800,000              0    9,800,000    United Jewish Federation,
                                           Series B, PNC Bank LOC,
                                           3.850% 10/01/25 +      .                          9,800,000          0     9,800,000
                                         Delaware Valley, Pennsylvania,
                                            Regional Finance Authority:
 10,000,000              0   10,000,000     Local Government Revenue,
                                            Series C, Midland Bank LOC,
                                            3.950% 12/01/20 +                               10,000,000          0    10,000,000
 14,700,000              0   14,700,000     Series 1986, Midland Bank Plc LOC,
                                            3.950% 08/01/16 +                               14,700,000          0    14,700,000
 10,000,000              0   10,000,000  Philadelphia, Pennsylvania,
                                           School District, Tax and
                                           Revenue Anticipation Notes,
                                           4.500% 06/30/97                                  10,035,876          0    10,035,876
  5,025,000              0    5,025,000  Union (County of), Pennsylvania,
                                           Hospital Authority Revenue,
                                           (Evangelical Community Hospital),
                                           Series B, PNC Bank LOC,
                                           3.850% 10/01/23 +                                 5,025,000          0     5,025,000
                                         Venango (City of), Pennsylvania,
                                           Industrial Development Authority
                                           Revenue, AMT,
                                           National Westminster Bank Plc LOC:
 10,300,000              0   10,300,000    3.700% 10/11/96                                  10,300,000          0    10,300,000
  7,150,000              0    7,150,000    3.700% 10/22/96                                   7,150,000          0     7,150,000
                                                                                         ---------------------------------------
                                                                                            72,010,876  1,590,000    73,600,876
                                                                                         ---------------------------------------
                                         RHODE ISLAND - 0.2%
  4,000,000              0    4,000,000  Rhode Island (State of), Industrial
                                           Facilities Corporation, Industrial
                                           Development
                                           Revenue, (Handy & Harman Electric
                                           Project), Bank of Nova Scotia LOC,
                                           3.950% 04/01/04 +                                 4,000,000          0     4,000,000
                                                                                         ---------------------------------------

                                         SOUTH CAROLINA - 2.8%
  6,100,000              0    6,100,000  Charleston, South Carolina, Hospital
                                            Facilities Revenue, (Brown Schools
                                            Charleston),
                                            Bankers Trust Company LOC,
                                           3.650% 06/01/11 +                                 6,100,000          0     6,100,000
  5,000,000              0    5,000,000  Charleston, South Carolina, Tax
                                           Anticipation Notes, GO,
                                           3.600% 03/14/97                                   5,002,151          0     5,002,151
  8,700,000              0    8,700,000  Greenville (County of),
                                           South Carolina, School
                                           District, GO,
                                           3.500% 03/01/97                                   8,706,966          0     8,706,966
  5,250,000              0    5,250,000  Kershaw (County of), South Carolina,
                                           Industrial Development Revenue,
                                           (Deroyal Textiles Inc. Project),
                                           AMT, Third National Bank,
                                           Nashville LOC,
                                           4.000% 12/01/07 +                                 5,250,000          0     5,250,000
  2,370,000              0    2,370,000  South Carolina (State of),
                                            Housing Authority, Rental Housing
                                            Revenue,
                                            (Hampton Pointe Apartments Project),
                                            Bank of New York LOC,
                                           3.950% 12/01/07 +                                 2,370,000          0     2,370,000
                                         South Carolina (State of), Jobs,
                                           Economic Development Authority,
                                           Health Facilities Revenue:
  5,960,000              0    5,960,000    (Martha Franks Baptist Center Project),
                                            Wachovia Bank, Columbia LOC,
                                           3.900% 04/01/19 +                                 5,960,000          0     5,960,000
  3,400,000              0    3,400,000    (Specialty Equipment Companies Project),
                                            AMT, Barclays Bank Plc LOC,
                                           4.050% 11/01/10 +                                 3,400,000          0     3,400,000
 10,000,000              0   10,000,000  University of South Carolina, Athletic
                                           Facilities Revenue, Bond
                                           Anticipation Notes,
                                           3.200% 02/28/97                                  10,000,000          0    10,000,000
                                                                                         ---------------------------------------
                                                                                            46,789,117          0    46,789,117
                                                                                         ---------------------------------------
                                         TENNESSEE - 1.7%
  2,600,000              0    2,600,000  Chattanooga, Tennessee, Industrial
                                           Development Board, (Warehouse
                                            Row Limited Project),
                                           ABN-AMRO Bank, Nevada LOC,
                                           3.850% 12/15/12 +                                 2,600,000          0     2,600,000
  6,969,000              0    6,969,000  Cumberland (County of), Tennessee,
                                            Industrial Development Board,
                                            Industrial Development Revenue,
                                           (Crossville Ceramics Company Project),
                                           American National Bank & Trust Company LOC,
                                           3.850% 01/01/00 +                                 6,969,000          0     6,969,000


NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996



                                         TENNESSEE (CONTINUED)
 $2,300,000             $0   $2,300,000  Jackson (County of), Tennessee,
                                            Industrial Development Board,
                                           (Essette Project), Series A,
                                           Bank of America, Illinois LOC,
                                           3.950% 08/01/00 +                                $2,300,000         $0    $2,300,000
 13,150,000              0   13,150,000  Metropolitan  Government of Nashvill
                                            & Davidson (Counties of), Tennessee,
                                            Health and Educational Facilities Board,
                                            (Vanderbilt University),
                                           3.500% 01/15/97 #                                13,155,445          0    13,155,445
  3,245,000              0    3,245,000  Shelby (County of), Tennessee, Health
                                           Educational & Housing Facilities Board,
                                           Multi-family Housing Revenue,
                                          (Flag Manor), AMT,
                                           Federal Home Loan Bank, Indianapolis LOC,
                                           4.000% 01/01/23 +                                 3,245,000          0     3,245,000
                                                                                         ----------------------------------------
                                                                                            28,269,445          0    28,269,445
                                                                                         ----------------------------------------
                                         TEXAS - 6.8%
  3,800,000              0    3,800,000  Bexar (County of), Texas, (Army Retirement),
                                           Series 85-B,
                                           Rabobank Nederland LOC,
                                           3.625% 07/01/11 +                                 3,800,000          0     3,800,000
  1,000,000              0    1,000,000  Brazos River, Texas, Higher Educational
                                           Authority, (Hoffman-Laroche),
                                           Bankers Trust Company LOC,
                                           3.750% 04/01/02 +                                 1,000,000          0     1,000,000
  3,000,000              0    3,000,000  El Paso, Texas, Multi-family Housing
                                           Finance Corporation,
                                           (Viva Apartments Project), AMT,
                                           General Electric Capital Corporation LOC,
                                           4.100% 09/01/23 +                                 3,000,000          0     3,000,000
  4,700,000              0    4,700,000     (Methodist Hospital), Methodist Hospital
                                            and Morgan Guaranty Trust Company SBPA,
                                           4.000% 12/01/25 ++                                4,700,000          0     4,700,000
  2,000,000              0    2,000,000    (St. Luke's Episcopal Hospital), Series A,
                                           St. Luke's Episcopal SBPA,
                                           4.000% 02/15/21 ++                                2,000,000          0     2,000,000
  3,300,000              0    3,300,000    (St. Luke's Episcopal Hospital),
                                           Series C, Morgan Guaranty Trust Company SBPA,
                                           4.000% 02/15/16++                                 3,300,000          0      3,300,000
                                         Harris (County of), Texas:
                                           Health Facilities Revenue, Development
                                           Corporation Hospital Revenue:
          0      1,000,000    1,000,000    (St. Luke's Episcopal Hospital), Series D,
                                            Morgan Guaranty Trust Company SBPA,
                                           VRN  02/15/16 ++                                          0  1,000,000     1,000,000
                                            Industrial Development Corporation,
                                            Industrial Development Revenue, AMT:
  4,000,000              0    4,000,000     (Forged Products Inc. Project), Banc
                                           One LOC,
                                           4.050% 05/01/03 +                                 4,000,000          0     4,000,000
  4,200,000              0    4,200,000     (Zeon Chemicals Project), Industrial
                                             Bank of Japan, Ltd. LOC,
                                           4.400% 02/01/09 +                                 4,200,000          0     4,200,000
 10,500,000              0   10,500,000    Toll Road, Unlimited Tax, Series G,
                                           Morgan Guaranty Trust Company SBPA,
                                           3.800% 08/01/20 +                                10,500,000          0    10,500,000
  3,700,000              0    3,700,000  McAllen, Texas, Health Facilities
                                           Development Revenue, PNC Bank LOC,
                                           3.900% 12/01/24 +                                 3,700,000          0     3,700,000
  9,200,000              0    9,200,000  Port Development Corporation,
                                           (Pasadena Term Company Project),
                                           ABN-AMRO Bank LOC,
                                           4.050% 12/01/04 +                                 9,200,000          0     9,200,000
  2,600,000              0    2,600,000  Sulphur Springs, Texas, Industrial
                                           Development Authority,
                                           (Hon Industrial Inc. Project),
                                           Credit Suisse LOC,
                                           3.950% 12/01/13 +                                 2,600,000          0     2,600,000
 17,635,000              0   17,635,000  Texas (State of), Municipal Power
                                           Agency Revenue, Pre-refunded at 100%,
                                           14.625% 03/01/97                                 18,414,317          0    18,414,317
 40,000,000              0   40,000,000  Texas (State of), Tax and Revenue
                                           Anticipation Notes, Series A,
                                           4.750% 08/29/97                                  40,281,151          0    40,281,151
                                                                                         --------------------------------------
                                                                                           110,695,468  1,000,000   111,695,468
                                                                                         --------------------------------------
                                         UTAH - 1.6%
  5,000,000              0    5,000,000  Intermountain Power Agency, Utah,
                                           Power Supply Revenue, Series F,
                                           Morgan Guaranty Trust Company LOC,
                                           3.930% 06/16/97 #      .                          5,000,000          0     5,000,000
  3,200,000              0    3,200,000  Murray (County of), Utah, Industrial
                                            Development Authority, (Hunter
                                            Douglas
                                            Realty Property), AMT,
                                            ABN-AMRO Bank LOC,
                                           4.000% 09/01/14 +                                 3,200,000          0     3,200,000
  1,900,000              0    1,900,000  Salt Lake (City of), Utah,
                                            Airport Revenue, Series A, AMT,
                                            Credit Suisse, New York LOC,
                                           3.900% 06/01/98 +                                 1,900,000          0     1,900,000
 14,300,000              0   14,300,000  Salt Lake (City of), Utah, Health
                                           Care Facilities Revenue, Class A,
                                           Westdeutsche Landesbank SBPA,
                                           3.800% 01/01/20 +                                14,300,000          0    14,300,000
          0      1,700,000    1,700,000  Salt Lake County, PCR,
                                           VRN  08/01/07 ++                                          0  1,700,000     1,700,000
                                                                                         ---------------------------------------
                                                                                            24,400,000  1,700,000    26,100,000
                                                                                         ---------------------------------------
                                         VIRGINIA - 0.8%
  2,500,000              0    2,500,000  Colonial Heights, Virginia, Industrial
                                            Development Authority, (Philip
                                            Morris
                                            Companies Project),
                                           3.900%  03/01/05 +                                2,500,000          0     2,500,000
  3,900,000              0    3,900,000  Greensville (County of), Virginia,
                                            Industrial Development Authority,
                                            PCR,
                                           (Perdue Farms Inc. Project),
                                            AMT, Trust Company Bank LOC,
                                           4.000% 10/01/06 +                                 3,900,000          0     3,900,000
  3,300,000              0    3,300,000  Roanoke, Virginia, Industrial Development
                                           Authority, Hospital Revenue,
                                           (Roanoke Memorial Hospital Project),
                                           Series C, (Carilion Health Systems),
                                            Morgan Guaranty Trust Company SBPA,
                                           3.750% 07/01/19 +                                 3,300,000          0     3,300,000
          0      1,300,000    1,300,000  Peninsula Ports Authority, Coal Term,
                                           VRN 07/01/16 ++                                           0  1,300,000     1,300,000
  2,000,000              0    2,000,000  Spotsylvania (County of), Virginia,
                                             Industrial Development Revenue,
                                            (Carlisle Corporation Project),
                                             Trust Company Bank LOC,
                                           3.900% 06/01/08 +                                 2,000,000          0     2,000,000
                                                                                         ---------------------------------------
                                                                                            11,700,000  1,300,000    13,000,000
                                                                                         ---------------------------------------
                                         WASHINGTON - 2.9%
                                         Pierce (County of), Washington:
  5,500,000              0    5,500,000    Economic Development Authority,
                                          (CSX Corporation Project),
                                           Deutsche Bank LOC,
                                           3.900% 11/01/96 #                                 5,500,000          0     5,500,000
  3,000,000              0    3,000,000    Housing Authority Revenue,
                                          (Eagles Watch Project), Key Bank,
                                           Washington LOC,
                                           3.750% 10/01/20 +                                 3,000,000          0     3,000,000
                                         Washington (State of), GO:
 25,500,000              0   25,500,000    Series 96A, Landesbank Hessen SBPA,
                                           3.900% 06/01/20 +                                25,500,000          0    25,500,000
  4,015,000              0    4,015,000    Series A,
                                           6.500% 07/01/97                                   4,090,787          0     4,090,787
  7,075,000              0    7,075,000  Washington (State of), Housing Finance
                                            Authority, Multi-family Mortgage
                                            Revenue,
                                           (Inglenook Court Project), AMT, Bank
                                           of America LOC,
                                           4.150% 07/01/25 ++                                7,075,000          0     7,075,000


NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996



                                         WASHINGTON (CONTINUED)
 $3,000,000             $0   $3,000,000  Washington (State of), Student Loan
                                           Finance Association, Series B, AMT,
                                           National Westminster Bank Plc LOC,
                                           3.700% 01/01/04 +                                $3,000,000         $0    $3,000,000
                                                                                         ----------------------------------------
                                                                                            48,165,787          0    48,165,787
                                                                                         ----------------------------------------
                                         WEST VIRGINIA - 2.0%
 10,000,000              0   10,000,000  Fayette (County of), West Virginia,
                                           County Commission, Solid Waste
                                           Disposal Facilities
                                           Revenue, (Georgia-Pacific
                                           Corporation Project), AMT,
                                           Industrial Bank of Japan Ltd. LOC,
                                           3.700% 05/01/18 +                                10,000,000          0    10,000,000
 23,580,000              0   23,580,000  West Virginia (State of), Hospital
                                           Finance Authority, Hospital Revenue,
                                           (St. Mary's Hospital Project),
                                           Bank One LOC,
                                           3.900% 10/01/12 +                                23,580,000          0    23,580,000
                                                                                         ---------------------------------------
                                                                                            33,580,000          0    33,580,000
                                                                                         ---------------------------------------
                                         WISCONSIN - 1.8%
  4,000,000              0    4,000,000  Menomonee Falls, Wisconsin,
                                           Industrial Development Authority
                                           Revenue,
                                           (Jemma LLC Project), AMT,
                                           Bank One, Milwaukee LOC,
                                           4.050% 09/01/14 +                                 4,000,000          0     4,000,000
                                         Oshkosh, Wisconsin, Area School
                                            District, Tax and Revenue Anticipation
                                            Promissory Notes:
  5,000,000              0    5,000,000    4.250% 08/20/97                                   5,012,743          0     5,012,743
  4,500,000              0    4,500,000    4.500% 08/20/97                                   4,521,066          0     4,521,066
  2,395,000              0    2,395,000  Pleasant Prairie, Wisconsin, Industrial
                                            Development Authority Revenue,
                                           (Nucon
                                            Corporation Project), AMT,
                                            American National Bank & Trust
                                            Company, LOC,
                                           4.000% 02/01/22 +                                 2,395,000          0     2,395,000
  5,200,000              0    5,200,000  Pewaukee, Wisconsin, School District,
                                           Tax and Revenue Anticipation Notes,
                                           4.500% 09/22/97                                   5,220,358          0     5,220,358
  8,520,000              0    8,520,000  Wisconsin (State of), Health Facilities
                                           Authority, (Daughters of Charity),
                                           3.850% 11/01/16 +                                 8,520,000          0     8,520,000
                                                                                         --------------------------------------
                                                                                            29,669,167          0    29,669,167
                                                                                         --------------------------------------

                                         ----------------------------------------------------------------------------------------
                                         TOTAL MUNICIPAL BONDS AND NOTES                 1,420,438,158 179,194,424 1,599,632,582
                                         ----------------------------------------------------------------------------------------

                                         SHORT TERM PUTS - 0.4%
                                         MISSOURI - 0.4%
          0      7,000,000    7,000,000  Missouri State Improvement & Energy Board,
                                           VRN  06/01/14                                             0  7,000,000     7,000,000
                                                                                         ----------------------------------------

                                         ----------------------------------------------------------------------------------------
                                         TOTAL SHORT TERM PUTS                                       0  7,000,000     7,000,000
                                         ----------------------------------------------------------------------------------------

                                         TAX-FREE COMMERCIAL PAPER - 2.2%
                                         MISSOURI - 2.2%
                                         Independence Missouri, Water Utility Revenues:
          0      5,350,000    5,350,000    3.450% 10/01/96                                           0  5,350,000     5,350,000
          0      3,400,000    3,400,000    3.500% 10/04/96                                           0  3,400,000     3,400,000
          0      1,385,000    1,385,000  Kansas City Missouri, School District Building,
                                           3.650% 02/01/96                                           0  1,385,902     1,385,902
                                         Missouri Environmental Improvement  & Energy:
          0      3,000,000    3,000,000    3.600% 10/09/96                                           0  3,000,000     3,000,000
          0      5,000,000    5,000,000    3.800%  03/19/97                                          0  5,000,000     5,000,000
          0      5,000,000    5,000,000    3.650%  11/19/96                                          0  5,000,000     5,000,000
                                         Missouri Health & Education Facilities Authority:
          0      4,000,000    4,000,000    3.450% 10/10/96                                           0  4,000,000     4,000,000
          0      8,600,000    8,600,000    3.550% 10/15/96                                           0  8,600,000     8,600,000
                                                                                         ----------------------------------------
                                                                                                     0 35,735,902    35,735,902
                                                                                         ----------------------------------------

                                         ----------------------------------------------------------------------------------------
                                         TOTAL TAX-FREE COMMERCIAL PAPER                            0  35,735,902    35,735,902
                                         ----------------------------------------------------------------------------------------

                                         MONEY MARKET FUNDS - 0.2%
    100,000              0      100,000  AIM Tax-Exempt Fund        .                          100,000          0       100,000
          0      1,044,920    1,044,920  Federated Tax-Exempt Obligation Fund                        0  1,044,920     1,044,920
     25,000      2,741,200    2,766,200  Fidelity Institutional Tax-Exempt Cash Fund            25,000  2,741,200     2,766,200
                                                                                         ----------------------------------------

                                         ----------------------------------------------------------------------------------------
                                         TOTAL MONEY MARKET FUNDS                              125,000  3,786,120     3,911,120
                                         ----------------------------------------------------------------------------------------

                                         ----------------------------------------------------------------------------------------
                                         TOTAL INVESTMENTS (COST $1,646,279,604)         $1,420,563,158 $225,716,446 $1,646,279,604
                                         ----------------------------------------------------------------------------------------


     + Variable rate demand notes payable upon not more than seven calendar days' notice. The interest rate shown reflects the rate in effect at September 30, 1996.
    ++ Variable rate demand notes payable upon not more than one calendar day's notice. The interest rate shown reflects the rate in effect at September 30, 1996.
   +++ Variable rate demand notes payable upon not more than thirty calendar days' notice. The interest rate shown reflects the rate in effect at September 30, 1996.
     # Put date.
    ## Amount represents less than 0.1%.
     * When issued security.

                      ABBREVIATIONS:
                      AMT              Alternative Minimum Tax
                      CFC              Cooperative Finance Corporation
                      FGIC             Federal Guaranty Investment Corporation
                      FNMA             Federal National Mortgage Association
                      FSA              Financial Security Assurance
                      GNMA             Government National Mortgage Association
                      GO               General Obligation
                      LOC              Letter of Credit
                      PCR              Pollution Control Revenue
                      SBPA             Standby Bond Purchase Agreement

                            NATIONS TAX EXEMPT FUND
                      PILOT MISSOURI SHORT-TERM TAX-EXEMPT
             Pro Forma Combining Statement of Assets and Liabilities
                               September 30, 1996



                                                Nations Tax Exempt         Pilot Missouri      Adjustments to       Pro Forma
                                                       Fund            Short-Term Tax-Exempt      Proforma      Combined (Note 1)
                                                       ----            ---------------------     --------       -----------------
ASSETS:
Investments at Value (cost $1,420,563,158,
    $225,716,44 and $1,646,279,604)                $1,420,563,158              $225,716,446          -          $1,646,279,604
Cash                                                      271,962                        49          -                 272,011
Income Receivable                                       7,715,431                 1,102,244          -               8,817,675
Receivable for Fund Shares Sold                           612,239         -                          -                 612,239
Receivable due from Advisor                       -                       -                          -                       0
Prepaid and Other Assets                                    3,237         -                          -                   3,237
                                                            -----       ----   ------------        -----                 -----
TOTAL ASSETS                                        1,429,166,027               226,818,739          -           1,655,984,766

LIABILITIES:
Income Distribution Payable                             3,398,534                   540,990          -               3,939,524
Payable for Investments Purchased                      31,700,519         -                          -              31,700,519
Payable for fund shares redeemed                           90,744         -                          -                  90,744
Accrued Expenses                                          462,953                   103,962          -                 566,915
                                                          -------                   -------        ----                -------
TOTAL LIABILITIES                                      35,652,750                   644,952          -              36,297,702
                                                       ----------                   -------          -              ----------

NET ASSETS APPLICABLE TO SHARES OUTSTANDING        $1,393,513,277              $226,173,786              $0     $1,619,687,063
                                                   ==============              ============              ==      ==============

NET ASSETS BY CLASS:
                 Primary A                         $1,010,789,693              $199,573,275                     $1,210,362,968
                                                   ==============              ============                     ==============
                 Primary B                            $15,852,017                       n/a                        $15,852,017
                                                      ===========                       ===                        ===========
                 Investor A                          $131,947,939                       n/a                       $131,947,939
                                                     ============                       ===                       ============
                 Investor B                          $180,923,839               $12,275,062                       $193,198,901
                                                     ============               ===========                       ============
                 Investor C                           $53,986,789                       n/a                        $53,986,789
                                                      ===========                       ===                        ===========
                 Investor D                               $13,000               $14,325,449                        $14,338,449
                                                          =======               ===========                        ===========

SHARES OUTSTANDING BY CLASS:
                            Primary A               1,010,836,299               199,583,672                      1,210,419,971
                                                    =============               ===========                      =============
                            Primary B                  15,852,552                       n/a                         15,852,552
                                                       ==========                       ===                         ==========
                           Investor A                 131,953,867                       n/a                        131,953,867
                                                      ===========                       ===                        ===========
                           Investor B                 180,932,032                12,275,076                        193,207,108
                                                      ===========                ==========                        ===========
                           Investor C                  53,989,247                       n/a                         53,989,247
                                                       ==========                       ===                         ==========
                           Investor D                      13,001                14,326,360                         14,339,361
                                                           ======                ==========                         ==========

                 PRIMARY A SHARES:
                 Net Asset Value per Share                  $1.00                     $1.00                           $1.00
                                                            =====                     =====                           =====

                 PRIMARY B SHARES:
                 Net Asset Value per Share                  $1.00                       n/a                           $1.00
                                                            =====                       ===                           =====

                 INVESTOR A SHARES:
                 Net Asset Value per Share                  $1.00                       n/a                           $1.00
                                                            =====                       ===                           =====

                 INVESTOR B SHARES:
                 Net Asset Value per Share                  $1.00                     $1.00                           $1.00
                                                            =====                     =====                           =====

                 INVESTOR C SHARES:
                 Net Asset Value per Share                  $1.00                       n/a                           $1.00
                                                            =====                       ===                           =====

                 INVESTOR D SHARES:
                 Net Asset Value per Share                  $1.00                     $1.00                           $1.00
                                                            =====                     =====                           =====



                   SEE NOTES TO PROFORMA FINANCIAL STATEMENTS





                             NATIONS TAX EXEMPT FUND
                      PILOT MISSOURI SHORT-TERM TAX-EXEMPT
                  Pro Forma Statement of Operations (Unaudited)
              For the Twelve Month Period Ending September 30, 1996


                                              Nations Tax Exempt        Pilot Missouri        Adjustments to         Pro Forma
                                                     Fund             Short-Term Tax-Exempt       Proforma        Combined (Note 1)
                                                     ----             ---------------------       --------        -----------------


INVESTMENT INCOME:
Interest                                          $50,430,787             $8,245,979                                  $58,676,766
                                                  -----------             ----------                                  -----------
                 Total Investment Income           50,430,787              8,245,979                                   58,676,766

EXPENSES:
Investment Advisory                                 5,515,689                462,146              462,146  (a)          6,439,981
Administration                                      1,378,363                255,939              (24,307) (a)          1,609,995
Portfolio Accounting Fee                      -                               14,300              (14,300) (a)                  0
Transfer Agent                                        324,282                 11,005          -                           335,287
Custodian                                             225,538                 68,183              (17,046) (b)            276,675
Legal and Audit Fees                                  183,083                 58,899              (58,899) (b)            183,083
Trustees' Fees                                         88,841                  8,171               (8,171) (b)             88,841
Amortization of organization costs            -                               35,247              (35,247) (c)                  0
Other expenses                                        382,154                 66,825              (16,706) (b)            432,273
                                                      -------                 ------              --------                -------
                 Subtotal                           8,097,949                980,715              287,470               9,366,134

SHAREHOLDER SERVICING AND DISTRIBUTION FEES
                 Primary B                             30,715                      -                   N/A                 30,715
                 Investor A                           321,072                      -                   N/A                321,072
                 Investor B                           287,650                 27,737               (5,547) (a)            309,840
                 Investor C                            81,414                      -                   N/A                 81,414
                 Investor D                                13                 65,782                   N/A                 65,795
Fees waived and/or reimbursed by
    investment advisor                             (3,987,020)                     -             (563,982) (d)         (4,551,003)
                                                   -----------             ---------             --------- ---         -----------
TOTAL EXPENSES                                      4,831,793              1,074,234             (282,060)              5,623,967
                                                    ---------              ---------             ---------              ---------

NET INVESTMENT INCOME                              45,598,994              7,171,745              282,060              53,052,799
                                                   ==========              =========              =======              ==========

NET REALIZED AND UNREALIZED GAIN/(LOSS)
    ON INVESTMENTS:
Realized Gain/(Loss) on securities            -                               20,359                                       20,359
                                             ----                             ------                                       ------
Net Realized and Unrealized gain/(loss)
    on investments                                          0                 20,359                                       20,359
                                                            =                 ======                                       ======

NET INCREASE/(DECREASE) IN ASSETS
    RESULTING FROM OPERATIONS                     $45,598,994             $7,192,104             $282,060             $53,073,158
                                                  ===========             ==========             ========             ===========




LEGEND:
(A) REFLECTS ADJUSTMENT TO THE ACQUIRING FUND CONTRACTUAL FEE OBLIGATION.
(B) ADJUSTMENT REFLECTS EXPECTED SAVINGS WHEN THE TWO FUNDS BECOME ONE.
(C) ORGANIZATION EXPENSE OF THE ACQUIRED FUND IS NOT AN EXPENSE OF THE COMBINED FUND.
(D) REFLECTS ADJUSTMENT TO THE LEVEL OF THE ACQUIRING FUND'S VOLUNTARY EXPENSE REIMBURSEMENT.

                   SEE NOTES TO PROFORMA FINANCIAL STATEMENTS

                           Nations Tax Exempt Fund
                    Pilot Missouri Short-Term Tax-Exempt Fund


               Notes to Pro Forma Financial Statements (Unaudited)




1. Basis of Combination

Nations FundTrust (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end investment company. As of September 30, 1996, the Trust offers thirty-two separate portfolios. The unaudited Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations reflect the accounts of the Nations Tax Exempt Fund and the Pilot Missouri Short-Term Tax-Exempt Fund for the twelve month period ended September 30, 1996. These statements have been derived from books and records utilized in calculating daily net asset value at September 30, 1996.

The pro forma statements give effect to the proposed transfer of the assets and stated liabilities of the Pilot Missouri Short-Term Tax-Exempt Fund in exchange for shares of Nations Tax Exempt Fund. Under generally accepted accounting principles, the historical cost of investment securities will be carried forward to the surviving entity and the results of operations of the Pilot Missouri Short-Term Tax-Exempt Fund for pre-combination periods will not be restated. The pro forma statements do not reflect the expenses of either fund in carrying out its obligations under the proposed Agreement and Plan of Reorganization.


The Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations should be read in conjunction with the historical financial statements of the funds incorporated by reference in the Statement of Additional Information.

                           Nations Tax Exempt Fund
                    Pilot Missouri Short-Term Tax-Exempt Fund


               Notes to Pro Forma Financial Statements (Unaudited)


For the twelve month period ended September 30, 1996, the Nations Tax Exempt Fund's investment advisory fee was computed based on the annual rate of 0.40% of average daily net assets. The administration fee was computed based on the annual rate of 0.10% of average daily net assets of the Trust and the investment portfolios of Nations Fund, Inc. and Nations Fund Portfolios, Inc. (two other registered open-end investment companies that are part of the Nations Fund Family) on a combined basis.

The Trust has adopted a shareholder servicing plan for the Primary B Shares ("Primary B Servicing Plan"), Investor A Shares ("Investor A Servicing Plan"), Investor B Shares ("Investor B Servicing Plan"), Investor C Shares ("Investor C Servicing Plan") and Investor D Shares ("Investor D Servicing Plan") of Nations Tax Exempt Fund. Under the Primary B Servicing Plan, Investor A Servicing Plan, Investor B Servicing Plan, Investor C Servicing Plan and Investor D Servicing Plan, aggregate payments may not exceed 0.25%, 0.25%, 0.20%, 0.15% and 0.25%, on an annualized basis, of the average daily net assets of the Primary B Shares, Investor A Shares, Investor B Shares, Investor C Shares and Investor D Shares, respectively, of the Fund.

The Trust has adopted a distribution plan ("Investor D Distribution Plan") pursuant to Rule 12b-1 under the 1940 Act for the Investor D Shares of the Nations Tax Exempt Fund. Under the Investor D Distribution Plan, aggregate payments may not exceed 0.25%, on an annualized basis, of the average daily net assets of the Investor D Shares of the Fund


2. Portfolio Valuation

Securities of Nations Tax Exempt Fund are valued on the basis of amortized cost, which approximates market value. Amortized cost valuation involves valuing an instrument at its cost initially and thereafter assuming a constant

                           Nations Tax Exempt Fund
                    Pilot Missouri Short-Term Tax-Exempt Fund


               Notes to Pro Forma Financial Statements (Unaudited)


amortization to maturity of any discount or premium, as long as the effect of fluctuating interest rates on the fair market value of the instrument is not significant. Pilot Missouri Short-Term Tax-Exempt Fund uses similar rules for determining portfolio valuation.

3. Capital Shares

The pro forma net asset value per share assumes the issuance of additional shares of Nations Tax Exempt Fund which would have been issued at September 30, 1996 in connection with the proposed reorganization. The pro forma number of shares outstanding of 1,619,762,107 consists of 226,185,109 shares assumed issued in the reorganization plus 1,393,576,998 shares of Nations Tax Exempt Fund at September 30, 1996.

NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996



                     PRINCIPAL
                      AMOUNT                                                                VALUE
------------------------------------------------------------------------------------------------------------------------------------
                PILOT       PILOT                                                             PILOT            PILOT
              MISSOURI    SHORT-TERM                                                         MISSOURI         SHORT-TERM
 NATIONS     SHORT-TERM   TAX-EXEMPT                                          NATIONS       SHORT-TERM        TAX-EXEMPT
TAX EXEMPT   TAX-EXEMPT  DIVERSIFIED             SECURITY                     TAX EXEMPT     TAX-EXEMPT       DIVERSIFIED
   FUND         FUND         FUND    COMBINED   DESCRIPTIONS                     FUND         FUND             FUND        COMBINED
------------------------------------------------------------------------------------------------------------------------------------
                                               MUNICIPAL BONDS AND NOTES - 93.5%
                                               ALABAMA - 2.5%


                                                Alabama (State of),  Housing
                                                Finance Authority, Multi-family
                                                Housing, AmSouth Bank N A,
                                                    Birmingham LOC:

$6,400,000         $0      $0       $6,400,000  (Ski Lodge III), Series A,
                                                3.900% 03/01/15 +                  $6,400,000    $0            $0        $6,400,000
 6,000,000          0       0        6,000,000  (Turtle Lake Project), Series F,
                                                 4.000% 09/01/23 +                  6,000,000     0             0         6,000,000
 1,690,000          0       0        1,690,000  Birmingham, Alabama, Industrial
                                                Development Board, (Avondale -
                                                Phase III ), AmSouth Bank N.A.,
                                                Birmingham LOC,
                                                4.250% 06/01/00 +                   1,690,000     0             0         1,690,000
25,200,000          0       0       25,200,000  Birmingham, Alabama, Medical
                                                Clinic Board Revenue,(University
                                                of Alabama Health Services),
                                                Morgan Guaranty Trust Company,
                                                New York LOC,
                                                4.100%  12/01/26 ++      .         25,200,000     0             0        25,200,000
 3,740,000          0       0        3,740,000  Gadsden, Alabama, Industrial
                                                Development Board, Industrial
                                                Development Revenue,(Keystone
                                                Foods Corporation Project), AMT,
                                                Bank of Scotland LOC,
                                                4.000% 05/01/04 +                   3,740,000     0              0        3,740,000
 4,000,000          0       0        4,000,000  Mobile, Alabama, Industrial
                                                Development Board, (IB Chemical
                                                Company Project), Industrial Bank
                                                of Japan Ltd. LOC,
                                                4.050% 12/01/97 +                   4,000,000     0              0        4,000,000
       0    1,300,000       0        1,300,000  Northern Alabama Environmental
                                                Inprovement Authority,
                                                VRN 12/01/00 ++                         0       1,300,000        0        1,300,000
 2,000,000          0       0        2,000,000  Opelika, Alabama, Industrial
                                                Development Board, (Flowers
                                                Baking Company Project),
                                                Trust Company Bank LOC,
                                                3.900% 12/01/99 +                   2,000,000     0              0        2,000,000
                                                                                ----------------------------------------------------

                                                                                   49,030,000   1,300,000        0       50,330,000
                                                                                ----------------------------------------------------
                                                 ALASKA - 0.2%
5,000,000           0       0        5,000,000   Valdez, Alaska, Marine Term
                                                 Revenue, (Arco Transportation
                                                 Project), Series B, Atlantic
                                                 Richfield Guaranteed,
                                                 3.950% 05/01/31 +                  5,000,000     0              0        5,000,000
                                                                                ----------------------------------------------------

                                                 ARIZONA - 4.0%
                                                 Apache (County of), Arizona,
                                                 Industrial Development
                                                 Authority, PCR,
                                                 (Tuscon Electric Power):
 5,500,000          0       0        5,500,000   Series 83A, Barclays Bank
                                                 Plc LOC,
                                                 3.850% 12/15/18 +                  5,500,000      0              0       5,500,000
29,300,000          0       0       29,300,000   Series A, Chemical Bank LOC,
                                                 3.850% 06/15/20 +                 29,300,000      0              0      29,300,000
 8,000,000          0       0        8,000,000   Goodyear, Arizona, Industrial
                                                 Development Authority, (Walle
                                                 Corporation Project),
                                                 AMT, PNC Bank LOC,
                                                 4.000%  05/01/15 +                 8,000,000      0              0       8,000,000
 4,200,000          0       0        4,200,000   Maricopa (County of), Arizona,
                                                 Industrial Development
                                                 Authority, Multi-family Housing
                                                 Revenue, (Privado Park
                                                 Apartments Project),
                                                 Series A, AMT, Bank One,
                                                 Phoenix LOC,
                                                 4.000%  06/01/34 +                 4,200,000      0               0      4,200,000
                                                 Maricopa (County of), Arizona
                                                 Unified School District:
10,000,000          0       0       10,000,000   No. 210 Phoenix, Tax
                                                 Anticipation Notes, Series A,
                                                 4.400% 07/31/97                   10,031,998      0               0     10,031,998
 5,000,000          0       0        5,000,000   No. 213 Tempe, Tax Anticipation
                                                 Notes, Series A,
                                                 4.400% 07/31/97                    5,015,999      0               0      5,015,999
 3,000,000          0       0        3,000,000   Mesa, Arizona, Development
                                                 Corporation Revenue, Special
                                                 Tax, Series B,
                                                 Westdeutsche Landesbank LOC,
                                                 3.650% 10/10/96                    3,000,000      0               0      3,000,000
                                                 Pima (County of), Arizona,
                                                 Industrial Development
                                                 Authority, (Tuscon Electric),
                                                 Series A:
9,000,000            0      0        9,000,000   Bank of America LOC,

NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996




                     PRINCIPAL
                      AMOUNT                                                                VALUE
------------------------------------------------------------------------------------------------------------------------------------
                PILOT       PILOT                                                             PILOT            PILOT
              MISSOURI    SHORT-TERM                                                         MISSOURI         SHORT-TERM
 NATIONS     SHORT-TERM   TAX-EXEMPT                                          NATIONS       SHORT-TERM        TAX-EXEMPT
TAX EXEMPT   TAX-EXEMPT  DIVERSIFIED             SECURITY                     TAX EXEMPT     TAX-EXEMPT       DIVERSIFIED
   FUND         FUND         FUND    COMBINED   DESCRIPTIONS                     FUND         FUND             FUND        COMBINED
------------------------------------------------------------------------------------------------------------------------------------

                                                 3.800%  07/01/22 +                 9,000,000      0               0      9,000,000
7,700,000            0      0        7,700,000   Societe Generale LOC,
                                                 3.900% 06/15/22 +                  7,700,000      0               0      7,700,000
                                                                                ----------------------------------------------------
                                                                                   81,747,997      0               0     81,747,997
                                                                                ----------------------------------------------------
                                                 ARKANSAS - 0.7%
       $0           $0  $1,785,000  $1,785,000   Jonesboro Residential Housing,
                                                 3.800% 05/01/97                      $0          $0      $1,785,000     $1,785,000
9,100,000            0      0        9,100,000   Little Rock, Arkansas, Health
                                                 Facilities Board, Hospital
                                                 Revenue, (Southwest Hospital
                                                 Project), FGIC Insured, Bank of
                                                 Nova Scotia SBPA,
                                                 3.675% 10/01/18  +      .         9,100,000       0               0      9,100,000
3,250,000            0      0        3,250,000   Lowell, Arkansas, Industrial
                                                 Development Revenue,
                                                 (Little Rock Newspapers Inc.
                                                 Project), AMT, Bank of
                                                 New York LOC,
                                                 4.050% 06/01/31 +                 3,250,000       0               0      3,250,000
                                                                                ----------------------------------------------------
                                                                                  12,350,000       0        1,785,000    14,135,000
                                                                                ----------------------------------------------------
                                                 CALIFORNIA - 0.7%
  500,000            0      0          500,000   Los Angeles, California,
                                                 Regional Airports, (Los Angeles
                                                 International Airport),
                                                 Wachovia Bank LOC,
                                                 3.900% 12/01/24 ++                  500,000       0               0        500,000
 5,000,000           0      0        5,000,000   San Diego, California, Tax
                                                 Anticipation Notes, Series A,
                                                 4.500% 07/02/97                   5,027,100       0               0      5,027,100
10,500,000           0      0       10,500,000   Student Education Loan
                                                 Marketing Corporation, Student
                                                 Loan Revenue,
                                                 Series A, Dresdner Bank LOC,
                                                 3.900% 11/01/02 +                10,500,000       0               0     10,500,000
                                                                                ----------------------------------------------------
                                                                                  16,027,100       0               0     16,027,100
                                                                                ----------------------------------------------------
                                                 COLORADO - 3.0%
         0      250,000     0          250,000   Adams Arapahoe Counties School
                                                 District 28,
                                                 10.000%  12/01/96                      0       252,557            0        252,557
         0           0  5,000,000    5,000,000   Arapahoe County School
                                                 District #005,
                                                 4.500%  06/30/97                       0          0        5,023,528     5,023,528
                                                 Colorado (State of), Housing
                                                 Finance Authority, Multi-family
                                                 Housing Revenue:
 2,900,000           0      0        2,900,000   (Central Park Convention
                                                 Center), Chemical Bank LOC,
                                                 3.400% 05/01/97 +                 2,900,000       0               0      2,900,000
13,000,000           0      0       13,000,000   (Grants Plaza), Series A,
                                                 Bankers Trust Company LOC,
                                                 3.925% 11/01/09 +                13,000,000       0               0     13,000,000
 2,000,000           0      0        2,000,000   Colorado (State of), Post
                                                 Secondary Educational
                                                 Authority, Economic Development
                                                 Revenue, Bank One LOC,
                                                 3.950% 06/01/11 +                 2,000,000       0               0      2,000,000


         0           0   5,000,000   5,000,000   Denver (City & County of),
                                                 Colorado,
                                                 5.000% 10/01/96                        0          0       5,000,000      5,000,000
                                                 Denver (City & County of),
                                                 Colorado, Airport Revenue, AMT:
 3,500,000           0       0       3,500,000   Series F, Bank of Montreal LOC,
                                                 3.950% 11/15/25 +                 3,500,000       0               0      3,500,000
 5,000,000           0       0       5,000,000   Series G, Credit Local de
                                                 France LOC,
                                                 3.950% 11/15/25 +                 5,000,000       0               0      5,000,000
 2,205,000           0       0       2,205,000   El Paso (County of), Colorado,
                                                 Multi-family Housing Revenue,
                                                 (Briarglen Apartments Project),
                                                 General Electric Capital
                                                 Corporation Guarantee,
                                                 3.900% 12/01/24 +                 2,205,000       0               0      2,205,000
21,000,000           0       0      21,000,000   Moffat (County of), Colorado,
                                                 PCR, CFC Guarantee,
                                                 3.950% 07/01/20 +                21,000,000       0               0     21,000,000
 2,000,000           0       0       2,000,000   University of Colorado,
                                                 University Revenues, Morgan
                                                 Guaranty Trust Company SBPA,
                                                 Series A,
                                                 3.850%  06/01/20 +                2,000,000       0               0      2,000,000
                                                                                ----------------------------------------------------
                                                                                  51,605,000   252,557      10,023,528   61,881,085
                                                                                ----------------------------------------------------

NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996




                     PRINCIPAL
                      AMOUNT                                                                VALUE
------------------------------------------------------------------------------------------------------------------------------------
                PILOT       PILOT                                                             PILOT            PILOT
              MISSOURI    SHORT-TERM                                                         MISSOURI         SHORT-TERM
 NATIONS     SHORT-TERM   TAX-EXEMPT                                          NATIONS       SHORT-TERM        TAX-EXEMPT
TAX EXEMPT   TAX-EXEMPT  DIVERSIFIED             SECURITY                     TAX EXEMPT     TAX-EXEMPT       DIVERSIFIED
   FUND         FUND         FUND    COMBINED   DESCRIPTIONS                     FUND         FUND             FUND        COMBINED
------------------------------------------------------------------------------------------------------------------------------------

                                                 CONNECTICUT - 0.1%
 2,100,000           0       0       2,100,000   Connecticut (State of), Housing
                                                 Finance Authority, AMT,
                                                 3.650% 04/10/97                   2,100,000       0               0      2,100,000
                                                                                ----------------------------------------------------

                                                 DELAWARE - 1.2%
24,000,000           0       0      24,000,000   Delaware (State of), Economic
                                                 Development Authority  Revenue,
                                                 Hospital Billing, Series C,
                                                 MBIA Insured, Morgan Stanley
                                                 Group, Inc. SBPA,
                                                 3.900% 12/01/15 +                24,000,000       0               0     24,000,000
                                                                                ----------------------------------------------------
                                                 DISTRICT OF COLUMBIA - 0.8%
$2,900,000          $0      $0      $2,900,000   District of Columbia, Hospital
                                                 Revenue, (Columbia Women's
                                                 Hospital), Series A, Mitsubishi
                                                 Bank Ltd. LOC,
                                                 4.000%  07/01/20 +               $2,900,000      $0              $0     $2,900,000
                                                 District of Columbia Revenue,
                                                 ACES-Georgetown University:
       0             0  5,700,000    5,700,000   Series C,
                                                 VRN  04/01/12 +                          0        0       5,700,000      5,700,000
       0             0  7,300,000    7,300,000   Series D,
                                                 VRN  04/01/17 +                          0        0       7,300,000      7,300,000
       0             0  1,100,000    1,100,000   Series E,
                                                 VRN  04/01/18 +                          0        0       1,100,000      1,100,000
                                                                                ----------------------------------------------------
                                                                                   2,900,000       0      14,100,000     17,000,000
                                                                                ----------------------------------------------------
                                                 FLORIDA - 5.9%
10,810,000           0         0    10,810,000   Broward (County of), Florida,
                                                 Housing Finance Authority,
                                                 Multi-family Housing Revenue,
                                                 (Fishermans Project),
                                                 Continental Casualty Surety
                                                 Bond,
                                                 3.600% 11/01/07 +                10,810,000       0               0     10,810,000
                                                 Dade (County of), Florida,
                                                 Industrial Development
                                                 Authority:
 2,200,000           0         0     2,200,000   (Dolphins Stadium Project),
                                                 Series C, Societe Generale LOC,
                                                 3.850% 01/01/16 +                 2,200,000       0               0      2,200,000
 3,000,000           0         0     3,000,000   (Phase II Furniture Corporation
                                                 Project), AMT, Sun Bank N.A.LOC,
                                                 4.000% 11/01/14 +                 3,000,000       0               0      3,000,000
14,998,500           0         0    14,998,500   Florida (State of), Board of
                                                 Education, Capital Outlay,
                                                 BTP-179, Bankers Trust Company
                                                 LOC,
                                                 3.800% 06/01/01 +                14,998,500       0               0     14,998,500
                                                 Florida (State of), Housing
                                                 Finance Agency, Multi-family
                                                 Housing Revenue:
 2,400,000           0         0     2,400,000   (Clear Lake Project), Series D,
                                                 Continental Casualty Surety
                                                 Bond,
                                                 3.600%  01/01/34 +                2,400,000       0               0      2,400,000
 4,800,000           0         0     4,800,000   (Lake RMK Project), Southtrust
                                                 Bank LOC,
                                                 4.100% 06/01/07 +       .         4,800,000       0               0      4,800,000
 5,000,000           0         0     5,000,000   (Lakeside Project), Series B,
                                                 Bankers Trust Company LOC,
                                                 3.925% 08/01/06 +                 5,000,000       0               0      5,000,000
 7,000,000           0         0     7,000,000   (Woodlands Project),
                                                 Citibank LOC,
                                                 3.800%  12/01/07 +                7,000,000       0               0      7,000,000
 6,000,000           0         0     6,000,000   Jacksonville, Florida, Health
                                                 Facilities Authority, Hospital
                                                 Revenue,(Baptist Health
                                                 Properties Project), Barnett
                                                 Bank, Florida LOC,
                                                 4.100% 06/01/20 ++                6,000,000       0               0      6,000,000
 2,500,000           0         0     2,500,000   Key West, Florida, Community
                                                 Redevelopment Agency Revenue,
                                                 (Pier House Joint
                                                 Venture), PNC Bank, Ohio LOC,
                                                 3.850%  01/01/98 +                2,500,000       0               0      2,500,000
         0           0  3,900,000    3,900,000   Manatee (County of), PCR,
                                                 (Florida Power & Light Co.
                                                 Project),
                                                 VRN  09/01/24 ++                         0        0        3,900,000     3,900,000
         0           0  5,400,000    5,400,000   Martin (County of), PCR,
                                                 VRN  09/01/24 ++                         0        0        5,400,000     5,400,000
10,385,000           0         0    10,385,000   Orange (County of), Florida,
                                                 Health Facilities Authority
                                                 Revenue,
                                                 (SHCC Services Inc. Project),
                                                 Sun Bank N.A. LOC,
                                                 3.800% 12/01/23 +                10,385,000       0               0     10,385,000
 5,000,000           0         0     5,000,000   Orange (County of), Florida,
                                                 Housing Finance Agency,
                                                 Series B, AMT,

NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996




                     PRINCIPAL
                      AMOUNT                                                                VALUE
------------------------------------------------------------------------------------------------------------------------------------
                PILOT       PILOT                                                             PILOT            PILOT
              MISSOURI    SHORT-TERM                                                         MISSOURI         SHORT-TERM
 NATIONS     SHORT-TERM   TAX-EXEMPT                                          NATIONS       SHORT-TERM        TAX-EXEMPT
TAX EXEMPT   TAX-EXEMPT  DIVERSIFIED             SECURITY                     TAX EXEMPT     TAX-EXEMPT       DIVERSIFIED
   FUND         FUND         FUND    COMBINED   DESCRIPTIONS                     FUND         FUND             FUND        COMBINED
------------------------------------------------------------------------------------------------------------------------------------

                                                 3.650% 04/01/97                   5,000,000       0               0      5,000,000
         0           0  2,680,000    2,680,000   Putnam (County of), Development
                                                 Authority, PCR, Florida Power &
                                                 Light Company,
                                                 VRN  09/01/24 ++                        0         0        2,680,000     2,680,000
 3,350,000           0         0     3,350,000   St. Lucie (County of), Florida,
                                                 Industrial Development
                                                 Authority,(Florida Convalescent
                                                 Centers Project), Series A,
                                                 Toronto Dominion Bank LOC,
                                                 3.650% 01/01/11 +++               3,350,000       0               0      3,350,000
                                                 St. Lucie (County of), Florida,
                                                 PCR, (Florida Power and Light
                                                 Company):
 4,500,000           0         0     4,500,000   3.650% 10/25/96                   4,500,000       0               0      4,500,000
 8,025,000           0         0     8,025,000   3.650% 11/22/96                   8,025,000       0               0      8,025,000
 5,000,000           0         0     5,000,000   3.650% 11/22/96                   5,000,000       0               0      5,000,000
         0    2,000,000 6,700,000    8,700,000   VRN  01/01/26                           0  2,000,000       6,700,000     8,700,000

                                                 FLORIDA (CONTINUED)
$2,000,000          $0        $0    $2,000,000   University of Northern Florida,
                                                 Capital Improvement, First
                                                 Union National Bank of
                                                 North Carolina LOC,
                                                 3.800% 11/01/24 +                $2,000,000      $0              $0     $2,000,000
         0    2,100,000        0     2,100,000   Volusia County Health Facility
                                                 Revenue, Robobank Nederland LOC,
                                                 VRN 09/01/20 ++                         0  2,100,000              0      2,100,000
                                                                                ----------------------------------------------------
                                                                                  96,968,50 4,100,000      18,680,000   119,748,500
                                                                                ----------------------------------------------------
                                                 GEORGIA - 4.4%
10,000,000           0         0    10,000,000   Albany-Dougherty, Georgia,
                                                 Payroll Development
                                                 Authority,  PCR,
                                                 (Philip Morris Companies Inc.
                                                 Project),
                                                 3.900% 10/01/05 +               10,000,000        0               0     10,000,000
         0           0  1,000,000    1,000,000   Burke (County of), Development
                                                 Authority, PCR, Georgia Power
                                                 Plant Project, 4th Series,
                                                 VRN  09/30/96 ++                       0          0        1,000,000     1,000,000
         0           0  6,000,000    6,000,000   Cobb (County of), Development
                                                 Authority, PCR, Georgia Power
                                                 Plant Project, Trust Company
                                                 Bank LOC,
                                                 VRN  07/01/11 +                        0          0        6,000,000     6,000,000
 3,800,000           0         0     3,800,000   Cobb (County of), Georgia,
                                                 Residential Care Facilities for
                                                 the Elderly Authority, (North
                                                 Georgia Presbyterian Homes, Inc.
                                                 Project), Trust Company Bank LOC,
                                                 3.900%  08/01/18 +               3,800,000        0               0      3,800,000
 3,000,000           0         0     3,000,000   Columbia (County of), Georgia,
                                                 Residential Care Facilities for
                                                 the Elderly Authority,
                                                 (Augusta Residential Center on
                                                 Aging), Trust Company Bank LOC,
                                                 3.900% 01/01/21 +                3,000,000        0               0      3,000,000
 2,250,000           0         0     2,250,000   Columbus, Georgia, Housing
                                                 Authority, Multi-family Housing
                                                 Revenue, (Quail Ridge Project),
                                                 Colombus Bank & Trust Company
                                                 LOC,
                                                 4.150% 02/01/05 +                2,250,000        0               0      2,250,000
 3,755,000           0         0     3,755,000   Columbus, Georgia, Industrial
                                                 Development Revenue, (Parisian
                                                 Inc. Project), Columbus Bank &
                                                 Trust Company LOC,
                                                 4.200% 04/01/07 +                3,755,000        0               0      3,755,000
         0           0  2,200,000    2,200,000   Dekalb (County of), Georgia,
                                                 Atlantic Jewish Federation,
                                                 Wachovia Bank LOC,
                                                 VRN  08/01/21 +                        0          0        2,200,000     2,200,000
                                                 Dekalb (County of), Georgia,
                                                 Hospital Authority, Revenue
                                                 Anticipation Certificates:
 3,960,000           0         0     3,960,000   (Dekalb Medical Center Project),
                                                 Trust Company Bank LOC,
                                                 3.900% 09/01/09 +                3,960,000        0               0      3,960,000
 2,000,000           0         0     2,000,000   (Egleston Childrens Health),
                                                 Series A, SunTrust Bank,
                                                 Atlanta LOC,
                                                 3.800% 12/01/17 +                2,000,000        0               0      2,000,000
                                                 Dekalb (County of), Georgia,
                                                 Housing Authority, Multi-family
                                                 Housing Revenue:
 5,430,000           0         0      5,430,000  (Haystack Apartment Projects),
                                                 AMT, General Electric Capital
                                                 Corporation LOC,
                                                 4.150% 12/01/20 +                5,430,000         0              0      5,430,000
 6,625,000           0         0      6,625,000  (Stone Mill Run Apartments
                                                 Project), Series A, AMT, First
                                                 Tennessee Bank LOC,
                                                 4.000% 08/01/27 +                6,625,000         0              0      6,625,000
 5,000,000           0         0      5,000,000  (Terrace Club Project),
                                                 Series B, Southtrust Bank LOC,
                                                 4.000% 11/01/15 +                5,000,000         0              0      5,000,000

NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996




                     PRINCIPAL
                      AMOUNT                                                                VALUE
------------------------------------------------------------------------------------------------------------------------------------
                PILOT       PILOT                                                             PILOT            PILOT
              MISSOURI    SHORT-TERM                                                         MISSOURI         SHORT-TERM
 NATIONS     SHORT-TERM   TAX-EXEMPT                                          NATIONS       SHORT-TERM        TAX-EXEMPT
TAX EXEMPT   TAX-EXEMPT  DIVERSIFIED             SECURITY                     TAX EXEMPT     TAX-EXEMPT       DIVERSIFIED
   FUND         FUND         FUND    COMBINED   DESCRIPTIONS                     FUND         FUND             FUND        COMBINED
------------------------------------------------------------------------------------------------------------------------------------

         0           0  6,600,000     6,600,000  Fulco Hospital Authority
                                                 Revenue, Piedmont Hospital
                                                 Project, Trust Company Bank LOC,
                                                 VRN  02/01/07 +                        0           0        6,600,000    6,600,000
 2,900,000           0         0      2,900,000  Greene (County of), Georgia,
                                                 Industrial Development Authority
                                                 Revenue,(Chipman-Union Inc.
                                                 Project), Series A, AMT, Trust
                                                 Company Bank LOC,
                                                 4.000% 03/01/05 +                2,900,000         0               0     2,900,000
 3,700,000           0         0      3,700,000  Gwinnett (County of), Georgia,
                                                 Industrial Development Revenue,
                                                 (United Stationers Company
                                                 Project), PNC Bank LOC,
                                                 3.850% 12/31/02 +      .         3,700,000         0               0     3,700,000
 3,000,000           0         0      3,000,000  Henry (County of), Georgia,
                                                 Development Authority Revenue,
                                                 (Georgia-Pacific Corporation
                                                 Project), Trust Company Bank LOC,
                                                 3.900% 05/01/04 +                3,000,000         0               0     3,000,000
         0    1,000,000   400,000     1,400,000  Monroe (County of), Development
                                                 Authority, PCR,
                                                 VRN  07/01/25 ++                       0    1,000,000         400,000    1,400,000
 5,000,000           0         0      5,000,000  Smyrna, Georgia, Multi-family
                                                 Housing Authority Revenue,
                                                 (Post VY Project),
                                                 FNMA Collateralized,
                                                 3.850% 06/01/25 +                5,000,000         0               0     5,000,000
                                                 GEORGIA (CONTINUED)
        $0          $0 $2,400,000    $2,400,000  State of Georgia, GO
                                                 6.500%  12/01/96                      $0          $0       $2,411,785   $2,411,785
 4,000,000           0         0      4,000,000  Tallapoosa, Georgia, Development
                                                 Authority Revenue, (U.S. Canada
                                                 Company Project), Harris Trust
                                                 & Savings Bank LOC,
                                                 3.850% 02/01/15 +                4,000,000         0               0     4,000,000
 5,000,000           0         0      5,000,000  Thomaston-Upson (County of),
                                                 Georgia, Industrial Development
                                                 Revenue,(Quad/Thomaston
                                                 Project), First Union National
                                                 Bank, Charlotte LOC,
                                                 3.950% 04/01/00 +                5,000,000         0               0     5,000,000
         0           0    510,000       510,000  Walton County, School District,
                                                 5.00%  01/01/97                        0           0          511,369      511,369
                                                                                ----------------------------------------------------
                                                                                 69,420,000  1,000,000      19,123,154   89,543,154
                                                                                ----------------------------------------------------
                                                 IDAHO - 1.4%
20,000,000           0         0     20,000,000  Idaho Health Facilities
                                                 Authority, Holy Cross Health
                                                 Sytems Corporation Revenue,
                                                 Morgan Guaranty Trust Company LOC,
                                                 3.850% 12/01/23 +               20,000,000         0               0    20,000,000
 9,000,000           0         0      9,000,000  Idaho (State of), Tax
                                                 Anticipation Notes,
                                                 4.500% 06/30/97                  9,038,681         0               0     9,038,681
                                                                                ----------------------------------------------------
                                                                                 29,038,681         0               0    29,038,681
                                                                                ----------------------------------------------------
                                                 ILLINOIS - 7.8%
 5,775,000           0         0      5,775,000  Chicago, Illinois, Industrial
                                                 Development Revenue, (Eli's
                                                 Chicago's Finest Inc.),
                                                 First Bank LOC,
                                                 4.050% 11/01/26 +                5,775,000         0               0     5,775,000
                                                 Chicago, Illinois, O'Hare
                                                 International Airport, American
                                                 Airlines Inc., AMT,
                                                 Royal Bank of Canada  LOC:
 3,500,000           0         0      3,500,000  Series C,
                                                 4.000% 12/01/17++                3,500,000         0               0     3,500,000
 3,000,000           0         0      3,000,000  Series D,
                                                 4.000% 12/01/17++                3,000,000         0               0     3,000,000
                                                 Du Page Water Commission
                                                 Revenue, Pre-refunded:
         0           0  1,250,000     1,250,000  6.800%  5/01/97                        0           0        1,296,374    1,296,374
         0           0  4,250,000     4,250,000  6.875%  5/01/97                        0           0        4,407,641    4,407,641
                                                 Illinois (State of),
                                                 Development Finance Authority:
26,100,000           0         0     26,100,000  (Chicago Symphony Orchestra),
                                                 Northern Trust Company LOC,
                                                 3.900% 12/01/28 +               26,100,000         0               0    26,100,000
 2,025,000           0         0      2,025,000  (L. Karp & Sons Inc.), American
                                                 National Bank & Trust Company,
                                                 Chicago LOC,
                                                 4.150% 09/01/05 +                2,025,000         0               0     2,025,000
 2,000,000           0         0      2,000,000  (Residential Rental - River
                                                 Oak), AMT, Swiss Bank LOC,
                                                 3.900% 12/15/19 +                2,000,000         0               0     2,000,000

NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996




                     PRINCIPAL
                      AMOUNT                                                                VALUE
------------------------------------------------------------------------------------------------------------------------------------
                PILOT       PILOT                                                             PILOT            PILOT
              MISSOURI    SHORT-TERM                                                         MISSOURI         SHORT-TERM
 NATIONS     SHORT-TERM   TAX-EXEMPT                                          NATIONS       SHORT-TERM        TAX-EXEMPT
TAX EXEMPT   TAX-EXEMPT  DIVERSIFIED             SECURITY                     TAX EXEMPT     TAX-EXEMPT       DIVERSIFIED
   FUND         FUND         FUND    COMBINED   DESCRIPTIONS                     FUND         FUND             FUND        COMBINED
------------------------------------------------------------------------------------------------------------------------------------

 9,000,000           0         0      9,000,000  (Roosevelt University Project),
                                                 American National Bank & Trust
                                                 Company LOC,
                                                 3.850% 04/01/25 +                9,000,000         0               0     9,000,000
 2,200,000           0         0      2,200,000  Illinois (State of), Development
                                                 Finance Authority, Economic
                                                 Development Revenue,(Addison
                                                 450 LP Project), American
                                                 National Bank & Trust Company LOC,
                                                 4.000% 12/01/09 +                2,200,000         0               0     2,200,000
                                                 Illinois (State of), Development
                                                 Finance Authority, Industrial
                                                 Development Revenue:
 2,000,000           0         0      2,000,000  (MTI Project), AMT, Industrial
                                                 Bank of Japan Ltd., NY LOC,
                                                 4.125% 01/01/09 +                2,000,000         0               0     2,000,000
 3,200,000           0         0      3,200,000  (Randolph Pickle Corporation),
                                                 AMT, American National Bank &
                                                 Trust Company LOC,
                                                 4.050% 06/01/12 +                3,200,000         0               0     3,200,000
 2,515,000           0         0      2,515,000  (Xavier University), American
                                                 National Bank & Trust Company LOC,
                                                 3.850% 10/01/12 +                2,515,000         0               0     2,515,000
                                                 Illinois (State of), Development
                                                 Finance Authority, PCR:
 2,500,000           0         0      2,500,000  (Diamond Star Meters Project),
                                                 Mitsubishi Bank Ltd. LOC,
                                                 4.100% 12/01/08 ++               2,500,000         0               0     2,500,000
 7,100,000           0         0      7,100,000  (Edison Company Project),
                                                 Series C, ABN-AMRO Bank LOC,
                                                 3.850% 03/01/09 +                7,100,000         0               0     7,100,000
                                                 (Illinois Power Company
                                                 Project), AMT:
 6,500,000           0         0      6,500,000  Canadian Imperial Bank of
                                                 Canada LOC,
                                                 3.850% 02/13/97 #                6,500,000         0               0     6,500,000
                                                 ILLINOIS (CONTINUED)
                                                 Illinois (State of), Development
                                                 Finance Authority, PCR (Continued):
$9,300,000          $0        $0     $9,300,000  Series B, AMT, Mitsubishi Bank
                                                 Ltd. LOC,
                                                 4.000% 03/01/17 +               $9,300,000        $0              $0    $9,300,000
                                                 Illinois (State of), Educational
                                                 Facilities Revenue:
 3,700,000           0         0      3,700,000  (Illinois Institute of
                                                 Technology), Series A, NBD Bank
                                                 N.A.; Northern Trust Company;
                                                 and Harris Trust & Savings Bank LOC,
                                                 3.850% 09/01/25 +                3,700,000         0               0     3,700,000
12,930,000           0         0     12,930,000  (University Pooled Financing
                                                 Program), FGIC Insured,
                                                 First National Bank of Chicago
                                                 SBPA,
                                                 3.900% 12/02/05 +               12,930,000         0               0    12,930,000
                                                 Illinois (State of), Health
                                                 Facilities Authority Revenue:
                                                 (Evanston Hospital Corporation
                                                 Project):
 5,000,000           0         0      5,000,000  3.750% 02/28/97                  5,000,000         0               0     5,000,000
 7,000,000           0         0      7,000,000  Series B,
                                                 3.150% 01/31/97                  7,000,000         0               0     7,000,000
 5,000,000           0         0      5,000,000  Series 96,
                                                 3.950% 08/15/97                  5,000,000         0               0     5,000,000
 6,700,000           0         0      6,700,000  (The Streeterville Corporation
                                                 Project), First National Bank
                                                 of Chicago LOC,
                                                 3.850% 08/15/24 +                6,700,000         0               0     6,700,000
                                                 Illinois (State of), Sales
                                                 Tax Revnue, Pre-refunded:
         0           0  1,400,000     1,400,000  7.500%  06/15/06                       0           0        1,463,258    1,463,258
         0           0  1,000,000     1,000,000  7.600%  06/15/07                       0           0        1,045,872    1,045,872
 4,500,000           0         0      4,500,000  Kane (County of), Illinois,
                                                 Revenue Bonds, (Glenwood School
                                                 For Boys), Harris Trust &
                                                 Savings Bank, Illinois LOC,
                                                 3.850% 02/01/28 +                4,500,000         0               0     4,500,000
 3,200,000           0         0      3,200,000  Kane (County of), Illinois,
                                                 Unified School District No. 304,
                                                 Tax Anticipation Warrants,
                                                 4.150% 12/03/96                  3,202,133         0               0     3,202,133
 4,600,000           0         0      4,600,000  Orland Park, Illinois, Industrial
                                                 Development Revenue,(Panduit
                                                 Corporation Project), AMT,
                                                 Wachovia Bank LOC,
                                                 4.000% 04/01/31 +                4,600,000         0               0     4,600,000
 7,195,000           0         0      7,195,000  Richton Park, Illinois,
                                                 Industrial Development Revenue,
                                                 (Sinter Metals Inc. Project),
                                                 AMT, Mellon Bank LOC,
                                                 4.050% 04/01/16 +                7,195,000         0               0     7,195,000

NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996




                     PRINCIPAL
                      AMOUNT                                                                VALUE
------------------------------------------------------------------------------------------------------------------------------------
                PILOT       PILOT                                                             PILOT            PILOT
              MISSOURI    SHORT-TERM                                                         MISSOURI         SHORT-TERM
 NATIONS     SHORT-TERM   TAX-EXEMPT                                          NATIONS       SHORT-TERM        TAX-EXEMPT
TAX EXEMPT   TAX-EXEMPT  DIVERSIFIED             SECURITY                     TAX EXEMPT     TAX-EXEMPT       DIVERSIFIED
   FUND         FUND         FUND    COMBINED   DESCRIPTIONS                     FUND         FUND             FUND        COMBINED
------------------------------------------------------------------------------------------------------------------------------------

 1,900,000           0         0      1,900,000  Southwestern Illinois
                                                 Development Authority,
                                                 Industrial Development Revenue,
                                                 (Robinson Steel Company Inc.
                                                 Project), AMT, American National
                                                 Bank & Trust Company LOC,
                                                 4.000% 12/01/06 +                1,900,000         0               0     1,900,000
 3,000,000           0         0      3,000,000  Winnebago & Boone (Counties of),
                                                 Illinois, School District No. 205,
                                                 Tax Anticipation Warrants,
                                                 FSA Insured,
                                                 4.350% 10/30/96                  3,002,803         0               0     3,002,803
                                                                                ----------------------------------------------------
                                                                                151,444,936         0        8,213,145  159,658,081
                                                                                ----------------------------------------------------
                                                 INDIANA - 4.1%
 7,000,000           0         0      7,000,000  Carmel Clay, Indiana, Tax
                                                 Anticipation Warrants, General
                                                 Funding,
                                                 3.750% 12/31/96                  7,003,347         0               0     7,003,347
         0           0  6,700,000     6,700,000  Indiana Health Facilities
                                                 Finance Authority, Hospital
                                                 Revenue, ACES-Methodist
                                                 Hospital, Series B,
                                                 VRN  09/01/22 +                        0           0        6,700,000    6,700,000
30,000,000           0         0     30,000,000  Indiana (State of), Bond Bank,
                                                 Advance Funding Program,
                                                 Promissory Notes,
                                                 4.250% 01/09/97                 30,069,210         0               0    30,069,210
                                                 Indiana (State of), Development
                                                 Finance Authority, Economic
                                                 Development Revenue:
 2,400,000           0         0      2,400,000  (Fischer Enterprises Ltd
                                                 Project), PNC Bank LOC,
                                                 4.000% 11/01/01 +                2,400,000         0               0     2,400,000
 2,600,000           0         0      2,600,000  (Walker-Williams Lumber), AMT,
                                                 Columbus Bank & Trust Company LOC,
                                                 4.200% 01/01/09 +                2,600,000         0               0     2,600,000
 2,500,000           0         0      2,500,000  Indianapolis, Indiana, Economic
                                                 Development Revenue,(Art Center
                                                 of Indianapolis Project), Bank
                                                 One, Indiana LOC,
                                                 3.950% 02/01/98 +                2,500,000         0               0     2,500,000
                                                 INDIANA (CONTINUED)
$3,300,000          $0        $0     $3,300,000  Indianapolis, Indiana,
                                                 Multi-family Housing Revenue,
                                                 (El Beulah Retirement Village),
                                                 National Bank of Detroit LOC,
                                                 3.850% 03/01/21 +               $3,300,000        $0              $0    $3,300,000
 3,500,000           0         0      3,500,000  Purdue University, Indiana,
                                                 University Revenue, Student Fee,
                                                 Series K,
                                                 3.800% 07/01/20 +                3,500,000         0               0     3,500,000
16,255,000           0         0     16,255,000  Sullivan, Indiana, PCR, National
                                                 Rural/CFC Insured,
                                                 3.550% 10/25/96                 16,255,000         0               0    16,255,000
 9,500,000           0         0      9,500,000  Vigo (County of), Indiana,
                                                 General Funded Warrants,
                                                 3.500% 12/27/96                  9,503,312         0               0     9,503,312
                                                                                ----------------------------------------------------
                                                                                 77,130,869         0        6,700,000   83,830,869
                                                                                ----------------------------------------------------
                                                 IOWA - 0.3%
 7,000,000           0         0      7,000,000  Iowa (State of), Corporation
                                                 Warrant Certificates, Series A,
                                                 FSA Insured-State Aid
                                                 Withholding,
                                                 4.750% 06/27/97 #                7,039,672         0               0     7,039,672
                                                                                ----------------------------------------------------

                                                 KANSAS - 1.1%
 9,600,000           0          0     9,600,000  Kansas (State of), Development
                                                 Finance Authority, (Seaboard
                                                 Projects), Series A, AMT, Bank
                                                 of New York LOC,
                                                 4.050% 12/02/25 +                9,600,000         0               0     9,600,000
10,200,000           0          0    10,200,000  Olathe, Kansas, Educational
                                                 Facilities Revenue, (Kansas
                                                 Independent College
                                                 Association), Series A, Marine
                                                 Midland Bank LOC,
                                                 3.800% 07/01/24 +               10,200,000         0               0    10,200,000
 3,000,000           0          0     3,000,000  Wichita, Kansas, Industrial
                                                 Revenue, (Brenner Tank Inc.
                                                 Project), AMT, Bank One LOC,
                                                 4.050% 12/01/05 +                3,000,000         0               0     3,000,000
                                                                                ----------------------------------------------------
                                                                                 22,800,000         0               0    22,800,000
                                                                                ----------------------------------------------------
                                                 KENTUCKY - 1.9%
 1,800,000           0          0     1,800,000  Hopkinsville, Kentucky,
                                                 Industrial Building Revenue,
                                                 (Brazeway Inc. Project), AMT,
                                                 4.000% 06/01/04 +                 1,800,000        0               0     1,800,000
 5,000,000           0          0     5,000,000  Jefferson (County of), Kentucky,
                                                 Board of Education Revenue,
                                                 Anticipation Notes,

NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996




                     PRINCIPAL
                      AMOUNT                                                                VALUE
------------------------------------------------------------------------------------------------------------------------------------
                PILOT       PILOT                                                             PILOT            PILOT
              MISSOURI    SHORT-TERM                                                         MISSOURI         SHORT-TERM
 NATIONS     SHORT-TERM   TAX-EXEMPT                                          NATIONS       SHORT-TERM        TAX-EXEMPT
TAX EXEMPT   TAX-EXEMPT  DIVERSIFIED             SECURITY                     TAX EXEMPT     TAX-EXEMPT       DIVERSIFIED
   FUND         FUND         FUND    COMBINED   DESCRIPTIONS                     FUND         FUND             FUND        COMBINED
------------------------------------------------------------------------------------------------------------------------------------

                                                 Series N,
                                                 3.970% 06/30/97                   5,002,515        0               0     5,002,515
 6,200,000           0          0     6,200,000  Kentucky League of Cities,
                                                 Revenue Anticipation Notes,
                                                 (Madisonville), Series B,
                                                 Bank One, Kentucky LOC,
                                                 3.950% 03/01/97 +                 6,200,000        0               0     6,200,000
 2,600,000           0          0     2,600,000  Kentucky (Rural), Economic
                                                 Development Authority,
                                                 Industrial Building Revenue,
                                                 (Technos Corporation Project),
                                                 AMT, Industrial Bank of Japan,
                                                 Ltd. LOC,
                                                 4.400% 12/01/09 +                 2,600,000        0               0     2,600,000
 3,500,000           0          0     3,500,000  Lebanon, Kentucky, Industrial
                                                 Development Revenue, (Wallace
                                                 Computer Services Inc.), AMT,
                                                 Wachovia Bank, Georgia LOC,
                                                 4.000%  06/01/19 +                3,500,000        0               0     3,500,000
 4,525,000           0          0     4,525,000  Lexington-Fayette, Kentucky,
                                                 Psychiatric Hospital Revenue,
                                                 (Charter Ridge Hospital Project),
                                                 Bankers Trust Company LOC,
                                                 3.750% 03/01/05 +                 4,525,000        0               0     4,525,000
                                                 Lexington-Fayette, Kentucky,
                                                 Urban County Airport Corporation
                                                 Revenue, AMT, Credit Local de
                                                 France LOC:
 1,100,000           0          0     1,100,000  Series A,
                                                 4.100% 04/01/24 ++                1,100,000        0               0     1,100,000
 3,100,000           0          0     3,100,000  Series B,
                                                 4.100% 04/01/24 ++                3,100,000        0               0     3,100,000
 5,630,000           0          0     5,630,000  Louisville and Jefferson
                                                 (Counties of), Kentucky,
                                                 Visitors and Convention
                                                 Commission, FSA Insured,
                                                 3.950% 01/01/24 +                  5,630,000       0               0     5,630,000
         0           0   5,900,000    5,900,000  Mason (County of), Eastern
                                                 Kentucky Power Company, CFC LOC,
                                                 VRN  10/15/14 +                          0         0        5,900,000    5,900,000
                                                                                ----------------------------------------------------
                                                                                   33,457,515       0        5,900,000   39,357,515
                                                                                ----------------------------------------------------


                                                  LOUISIANA - 2.4%
$8,000,000          $0         $0    $8,000,000   Ascension Parish, Louisiana,
                                                  PCR, (Borden Inc. Project),
                                                  Credit Suisse LOC,
                                                  3.900% 12/01/09 +                $8,000,000       $0             $0    $8,000,000
 6,050,000           0          0     6,050,000   Caddo Parish, Louisiana,
                                                  Industrial Development Board,
                                                  (Frymaster Corporation Project),
                                                  Chemical Bank LOC,
                                                  3.850% 01/01/03 +                 6,050,000        0               0    6,050,000
         0           0   1,000,000    1,000,000   East Baton Rouge, Mortgage
                                                  Finance Authority,
                                                  Single-family Housing,
                                                  3.850%  10/01/26 +                                          1,000,000   1,000,000
 5,100,000           0          0     5,100,000   Louisiana (State of),  Public
                                                  Facilities Authority, Hospital
                                                  Revenue,(Charter Forest
                                                  Hospital Project), Bankers
                                                  Trust Company LOC,
                                                  3.850% 12/01/13 +                 5,100,000        0               0    5,100,000
20,225,000           0          0    20,225,000   Louisiana (State of), Public
                                                  Facilities Authority, PCR,
                                                  (Ciba-Geigy Corporation Project),
                                                  Swiss Bank LOC,
                                                  3.900% 12/01/04 +                20,225,000        0               0   20,225,000
         0           0   4,000,000    4,000,000   Louisiana (State of), Reference,
                                                  Series A,
                                                  7.00%  08/01//02                        0          0        4,180,303   4,180,303
 4,700,000           0          0     4,700,000   South Louisiana, Port
                                                  Commission, Marine Term
                                                  Facilities Revenue,
                                                  (Occidental Petroleum), Credit
                                                  Suisse LOC,
                                                  3.900% 07/01/21 +                 4,700,000        0               0    4,700,000
                                                                                ----------------------------------------------------
                                                                                   44,075,000        0        5,180,303  49,255,303
                                                                                ----------------------------------------------------
                                                  MAINE - 1.1%
18,150,000           0          0    18,150,000   Maine (State of), Solid Waste
                                                  Resources Recovery Revenue,
                                                  Series K, AMT,
                                                  Midland Bank Plc LOC,
                                                  3.950% 07/01/12+                 18,150,000        0               0   18,150,000
 5,000,000           0          0     5,000,000   Maine (State of), Tax
                                                  Anticipation Notes,
                                                  4.500% 06/27/97 +                 5,022,155        0               0    5,022,155
                                                                                ----------------------------------------------------

NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996




                     PRINCIPAL
                      AMOUNT                                                                VALUE
------------------------------------------------------------------------------------------------------------------------------------
                PILOT       PILOT                                                             PILOT            PILOT
              MISSOURI    SHORT-TERM                                                         MISSOURI         SHORT-TERM
 NATIONS     SHORT-TERM   TAX-EXEMPT                                          NATIONS       SHORT-TERM        TAX-EXEMPT
TAX EXEMPT   TAX-EXEMPT  DIVERSIFIED             SECURITY                     TAX EXEMPT     TAX-EXEMPT       DIVERSIFIED
   FUND         FUND         FUND    COMBINED   DESCRIPTIONS                     FUND         FUND             FUND        COMBINED
------------------------------------------------------------------------------------------------------------------------------------

                                                                                   23,172,155        0               0   23,172,155
                                                                                ----------------------------------------------------
                                                  MARYLAND - 0.8%
 6,600,000           0           0    6,600,000   Baltimore (City of), Maryland,
                                                  Economic Development Authority
                                                  Revenue, (Blue Circle Inc.
                                                  Project), Den Danske Bank LOC,
                                                  3.800% 12/01/17 +                 6,600,000        0               0    6,600,000
 3,300,000           0           0    3,300,000   Baltimore (City of), Maryland,
                                                  Port Facilities Authority,
                                                  (Occidental Petroleum Company),
                                                  National Westminster Bank
                                                  Plc LOC,
                                                  3.500% 10/14/11 +++               3,300,000        0               0    3,300,000
 4,750,000           0           0    4,750,000   Maryland (State of), Economic
                                                  Development Revenue, (General
                                                  Binding Corporation Project),
                                                  AMT, Harris Trust & Savings
                                                  Bank LOC,
                                                  4.000% 03/01/26 +                 4,750,000        0               0    4,750,000
 2,300,000           0           0    2,300,000   Maryland (State of), Industrial
                                                  Development Finance Authority,
                                                  (Rock-Tennessee Converting
                                                  Company), AMT, Trust Company
                                                  Bank LOC,
                                                  4.000% 05/01/06 +                 2,300,000        0               0    2,300,000
                                                                                ----------------------------------------------------
                                                                                   16,950,000        0               0   16,950,000
                                                                                ----------------------------------------------------
                                                  MICHIGAN - 1.6%
 3,425,000           0           0    3,425,000   Jackson (County of), Michigan,
                                                  Economic Development
                                                  Corporation, Industrial
                                                  Development Revenue, (Jackson
                                                  Association LLC), Bank One,
                                                  Dayton LOC,
                                                  3.950% 10/01/14 +                3,425,000         0               0    3,425,000
 8,000,000           0           0    8,000,000   Michigan (State of), Hospital
                                                  Financing Authority Revenue,
                                                  (St. Mary Hospital of Livonia),
                                                  Series A, Comerica Bank LOC,
                                                  3.950% 07/01/17 +                8,000,000         0               0    8,000,000
 3,000,000           0           0    3,000,000   Michigan (State of), Housing
                                                  Development Authority, Limited
                                                  Obligation Revenue,(Pine Ridge
                                                  Project), National Westminster
                                                  Bank Plc LOC,
                                                  3.900% 10/01/07 +                3,000,000         0               0    3,000,000
 2,600,000           0           0    2,600,000   Michigan (State of), Strategic
                                                  Funding Ltd. Obligation Revenue,
                                                  (Uni Boring Company Inc.),
                                                  National Bank of Detroit LOC,
                                                  3.900% 12/01/98 +                2,600,000         0               0    2,600,000
         0           0    4,150,000   4,150,000   Michigan (State of),
                                                  Underground Revenue Bonds,
                                                  (AMBAC - LOC),
                                                  5.000%  05/01/97                       0           0        4,180,427   4,180,427
         0           0    7,600,000   7,600,000   University of Michigan,
                                                  Hospital Revenue, Series A,
                                                  VRN  12/01/19 ++                       0           0        7,600,000   7,600,000
                                                  MICHIGAN (CONTINUED)
        $0   $2,400,000    $800,000  $3,200,000   University of Michigan Revenue,
                                                  Medical Services Plan, Series A,
                                                  VRN  12/01/27 ++                      $0   $2,400,000        $800,000  $3,200,000
                                                                                ----------------------------------------------------
                                                                                  17,025,000  2,400,000      12,580,427  32,005,427
                                                                                ----------------------------------------------------
                                                  MINNESOTA - 1.2%
 5,500,000           0           0    5,500,000   Duluth, Minnesota, Health Care
                                                  Facilities Revenue, (Miller-Dwan
                                                  Medical Center), Series A,
                                                  Citibank LOC,
                                                  3.800% 04/01/19 +      .         5,500,000        0                0    5,500,000
 6,050,000           0           0    6,050,000   Minneapolis, Minnesota,
                                                  Community Development Agency
                                                  Revenue,(Arena Acquisition
                                                  Project), Series A, First
                                                  Bank LOC,
                                                  3.850% 10/01/24 +                6,050,000        0                0    6,050,000
                                                  Minneapolis, Minnesota, School
                                                  District, Tax & AID:
         0           0    3,000,000   3,000,000   4.500%  09/09/97 *                     0          0         3,017,620   3,017,620
         0           0    3,000,000   3,000,000   TAN, Series B, (SD Credit
                                                  Program - LOC),
                                                  4.000%  03/14/97                       0          0         3,009,786   3,009,786
         0           0    1,600,000   1,600,000   Minneapolis, Minnesota, Special
                                                  School District, (SD Credit
                                                  Program - LOC),
                                                  5.000%  02/01/97                       0          0         1,607,804   1,607,804
 6,000,000           0           0    6,000,000   Rochester (City of), Minnesota,
                                                  Health Care Facilities Revenue,
                                                  (Mayo Medical Center),
                                                  Series 92,
                                                  3.650% 10/24/96                  6,000,000        0                0    6,000,000
                                                                                ----------------------------------------------------
                                                                                  17,550,000        0         7,635,210  25,185,210
                                                                                ----------------------------------------------------
                                                  MISSISSIPPI - 0.9%
         0           0     5,000,000   5,000,000  Grenada (County of), Georgia
                                                  Pacific Corporation Project,
                                                  Sumitomo Bank LOC,

NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996




                     PRINCIPAL
                      AMOUNT                                                                VALUE
------------------------------------------------------------------------------------------------------------------------------------
                PILOT       PILOT                                                             PILOT            PILOT
              MISSOURI    SHORT-TERM                                                         MISSOURI         SHORT-TERM
 NATIONS     SHORT-TERM   TAX-EXEMPT                                          NATIONS       SHORT-TERM        TAX-EXEMPT
TAX EXEMPT   TAX-EXEMPT  DIVERSIFIED             SECURITY                     TAX EXEMPT     TAX-EXEMPT       DIVERSIFIED
   FUND         FUND         FUND    COMBINED   DESCRIPTIONS                     FUND         FUND             FUND        COMBINED
------------------------------------------------------------------------------------------------------------------------------------

                                                  VRN  12/01/14 +++                      0          0         5,000,000   5,000,000
 6,200,000           0            0    6,200,000  Lawrence (County of),
                                                  Mississippi, PCR,
                                                  (Georgia-Pacific Corporation
                                                  Project), Bank of Tokyo LOC,
                                                  3.925% 12/01/00 +                6,200,000        0                0    6,200,000
 2,900,000           0            0    2,900,000  Mississippi Business Finance
                                                  Corporation, Industrial
                                                  Development Revenue, AMT:
                                                  (Choctaw Maid Farms Inc.
                                                  Project), Rabobank Nederland LOC,
                                                  4.000% 03/01/10 +                2,900,000        0                0    2,900,000
 3,000,000           0            0    3,000,000  (Nitek Metal Services Inc.
                                                  Project), AMT, Bank of Tokyo LOC,
                                                  4.050% 03/01/05 +                3,000,000        0                0    3,000,000
         0           0     2,100,000   2,100,000  Mississippi State, GO,
                                                  4.500%  09/01/97                       0          0         2,111,732   2,111,732
                                                                                ----------------------------------------------------

                                                                                  12,100,000        0         7,111,732  19,211,732
                                                                                ----------------------------------------------------
                                                   MISSOURI - 12.8%
                                                   Berkeley IDR Bonds:
         0    5,000,000           0    5,000,000   (Flight Safety International,
                                                   Inc. Project)
                                                   VRN 09/01/04 +                        0     5,000,000              0   5,000,000
         0    5,000,000           0    5,000,000   (Wetterau Project),
                                                   VRN 07/01/08 +                        0     5,000,000              0   5,000,000
         0   10,800,000           0   10,800,000   Columbia Water & Electric
                                                   Revenue Bonds, Series B,
                                                   Toronto Dominion Bank LOC,
                                                   VRN 12/01/15 +                        0    10,800,000              0  10,800,000
         0    4,100,000           0    4,100,000   Columbia Special Obligation,
                                                   Toronto Dominion Bank, LOC,
                                                   VRN 06/01/08 +                        0     4,100,000              0   4,100,000
         0    1,400,000           0    1,400,000   Independence IDR, (Resthaven
                                                   Project,)
                                                   VRN 02/01/25 +                        0     1,400,000              0   1,400,000
                                                   Kansas City, Missouri,
                                                   Industrial Development Revenue:
         0            0    4,000,000   4,000,000   VRN  12/31/08 +                       0           0        4,000,000   4,000,000
 5,000,000            0           0    5,000,000   (Owens-Illinois Inc. Project),
                                                   3.750% 12/31/08 +               5,000,000         0               0    5,000,000
         0    2,400,000   14,700,000  17,100,000   Kansas City, Missouri,
                                                   Multi-family Housing Revenue,
                                                   Timblane Village Apartments
                                                   Project, Security Pacific
                                                   National Bank LOC,
                                                   VRN  06/01/08 +                       0    2,400,000      14,700,000  17,100,000
                                                   Mexico IDR Bonds, Weterau Inc.:
         0      810,000           0      810,000   Project A,
                                                   VRN 12/01/98 +                        0      810,000              0      810,000
         0      815,000           0      815,000   Project B,
                                                   VRN 12/01/98 +                        0      815,000              0      815,000
                                                   MISSOURI (CONTINUED)
        $0     $900,000          $0     $900,000   Minneapolis & St. Paul Housing
                                                   Authority,
                                                   VRN 08/15/25 ++                      $0     $900,000             $0     $900,000
                                                   Missouri (State of), Health &
                                                   Educational Facilities
                                                   Authority Revenue:
         0    2,000,000           0    2,000,000   4.500%  09/08/97                      0    2,010,831              0    2,010,831
         0    1,600,000           0    1,600,000   VRN 09/01/09 +                        0    1,600,000              0    1,600,000
         0    3,050,000    2,550,000   5,600,000   VRN  09/01/10 +                       0    3,050,000       2,550,000   5,600,000
         0    1,500,000           0    1,500,000   VRN 11/01/19 +                        0    1,500,000              0    1,500,000
         0           0     1,500,000   1,500,000   (ACES-SSM Health Care
                                                   Project), Series A, Industrial
                                                   Bank of Japan LOC,
                                                   VRN  12/01/15 +                       0           0        1,500,000   1,500,000
         0           0    15,490,000  15,490,000   (Barnes Hospital Project),
                                                   Morgn Stanley LOC,
                                                   VRN  12/01/15 +                       0           0       15,490,000  15,490,000
         0    4,370,000           0    4,370,000   (Barnes Jewish, Inc.),
                                                   Series A
                                                   3.900%  05/15/97                      0    4,376,968              0    4,376,968
         0    2,000,000           0    2,000,000   (Branson School District
                                                   Advanced Funding Program),
                                                   4.500%  09/08/97                      0    2,010,831              0    2,010,831
         0           0       250,000     250,000   (Christian Health Servies,
                                                   Series B, Morgan Guaranty LOC,
                                                   VRN  11/01/19 +                       0           0          250,000     250,000
         0    6,625,000           0    6,625,000   (Drury College), Series A,

NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996




                     PRINCIPAL
                      AMOUNT                                                                VALUE
------------------------------------------------------------------------------------------------------------------------------------
                PILOT       PILOT                                                             PILOT            PILOT
              MISSOURI    SHORT-TERM                                                         MISSOURI         SHORT-TERM
 NATIONS     SHORT-TERM   TAX-EXEMPT                                          NATIONS       SHORT-TERM        TAX-EXEMPT
TAX EXEMPT   TAX-EXEMPT  DIVERSIFIED             SECURITY                     TAX EXEMPT     TAX-EXEMPT       DIVERSIFIED
   FUND         FUND         FUND    COMBINED   DESCRIPTIONS                     FUND         FUND             FUND        COMBINED
------------------------------------------------------------------------------------------------------------------------------------

                                                   VRN 08/15/21 ++                       0    6,625,000              0    6,625,000
         0    2,000,000           0    2,000,000   (Pattonville School District
                                                   Advanced Funding Program),
                                                   4.500%  09/08/97                      0    2,010,831              0    2,010,831
         0    5,800,000           0    5,800,000   Series C,
                                                   VRN 06/01/19 +                        0    5,800,000              0    5,800,000
         0    7,000,000           0    7,000,000   (Rockers & College Project),
                                                   VRN 06/01/14 +                        0    7,000,000              0    7,000,000
                                                   (Sisters of Mercy Health):
         0           0     9,600,000   9,600,000   VRN  06/01/19 +                       0           0        9,600,000   9,600,000
         0    1,300,000           0    1,300,000   Series A,
                                                   3.600%  12/01/96                      0    1,300,000              0    1,300,000
10,000,000           0            0   10,000,000   Series B, ABN-AMRO Bank LOC.
                                                   3.800% 12/01/16 +              10,000,000         0               0   10,000,000
         0           0     6,100,000   6,100,000   Series D,
                                                   VRN  06/01/19 +                       0           0        6,100,000   6,100,000
         0    9,500,000           0    9,500,000   (St. Frances Medical Center),
                                                   Series A, Local de France LOC,
                                                   VRN 06/01/26 ++                       0    9,500,000              0    9,500,000
                                                   (St. Louis University Project),
         0      345,000           0      345,000   4.00%  10/01/96                       0      345,000              0      345,000
         0    2,800,000           0    2,800,000   VRN 12/01/05 ++                       0    2,800,000              0    2,800,000
                                                   (Washington University Project),
         0    7,000,000           0    7,000,000   VRN 11/01/25 +                        0    7,000,000              0    7,000,000
         0    1,400,000           0    1,400,000   VRN 09/01/30 ++                       0    1,400,000              0    1,400,000
         0    4,300,000           0    4,300,000   VRN 09/01/30 ++                       0    4,300,000              0    4,300,000
         0    7,900,000           0    7,900,000   Series C,
                                                   VRN 09/01/30 ++                       0    7,900,000              0    7,900,000
                                                   Missouri (State of),
                                                   Environment Improvement &
                                                   Energy Authority:
         0    8,000,000    9,500,000  17,500,000   VRN  07/01/17                         0    8,000,000       9,500,000  17,500,000
         0    2,000,000           0    2,000,000   PCR,
                                                   VRN 06/01/23 +                        0    2,000,000              0    2,000,000
         0    2,795,000    3,000,000   5,795,000   Sanwa Bank LOC,
                                                   VRN  10/01/02                         0    2,795,000       3,000,000   5,795,000
         0      600,000           0      600,000   Missouri Water Pollution
                                                   Control, Series B,
                                                   7.750% 11/01/96                       0      602,291              0      602,291
         0    1,505,000           0    1,505,000   Moberly Hospital Authority,
                                                   Pre-refunded,
                                                   8.750%  03/01/16 ++                   0    1,580,692              0    1,580,692
 9,725,000           0            0    9,725,000   Platte (County of), Missouri,
                                                   Industrial Development
                                                   Authority, Multi-family Housing
                                                   Revenue, (Wexford Place
                                                   Project),  Bank One LOC,
                                                   3.950% 04/01/28 +               9,725,000         0               0    9,725,000

                                                   MISSOURI (CONTINUED)
                                                   St. Charles (County of),
                                                   Missouri, Development
                                                   Authority, Industrial Revenue:
        $0   $3,070,000          $0   $3,070,000   (Casalon Apartments),
                                                    VRN 09/01/25 +                      $0   $3,070,000             $0   $3,070,000
         0    3,175,000           0    3,175,000   (Westchester Apartment Projects),
                                                   VRN 10/01/11 +                        0    3,175,000              0    3,175,000
 2,400,000           0            0    2,400,000   (Venture Stores Inc. Project),
                                                   Bank of Nova Scotia LOC,
                                                   3.900% 10/01/06 +               2,400,000         0               0    2,400,000
                                                   St. Louis County IDR:
         0    8,000,000           0    8,000,000   VRN 12/01/03 +                        0    8,000,000              0    8,000,000
         0    5,500,000           0    5,500,000   VRN 12/01/05 +                        0    5,500,000              0    5,500,000
         0    3,785,000           0    3,785,000   VRN 07/15/06                          0    3,785,000              0    3,785,000
         0    4,000,000           0    4,000,000   VRN 05/01/09 +                        0    4,000,000              0    4,000,000
         0      785,000           0      785,000   (Rockwell School),
                                                   VRN 02/01/97                          0      795,687              0      795,687

NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996




                     PRINCIPAL
                      AMOUNT                                                                VALUE
------------------------------------------------------------------------------------------------------------------------------------
                PILOT       PILOT                                                             PILOT            PILOT
              MISSOURI    SHORT-TERM                                                         MISSOURI         SHORT-TERM
 NATIONS     SHORT-TERM   TAX-EXEMPT                                          NATIONS       SHORT-TERM        TAX-EXEMPT
TAX EXEMPT   TAX-EXEMPT  DIVERSIFIED             SECURITY                     TAX EXEMPT     TAX-EXEMPT       DIVERSIFIED
   FUND         FUND         FUND    COMBINED   DESCRIPTIONS                     FUND         FUND             FUND        COMBINED
------------------------------------------------------------------------------------------------------------------------------------

         0           0     1,000,000   1,000,000   St. Louis Industrial
                                                   Development Authority,
                                                   VRN  05/01/2009                       0           0        1,000,000   1,000,000
         0    2,500,000    3,500,000   6,000,000   St. Louis Tax and Revenue
                                                   Anticipation Notes,
                                                   4.750%  06/30/97                      0     2,514,011      3,519,615   6,033,626
         0   13,000,000    2,400,000  15,400,000   University of Missouri
                                                   Capital Projects,
                                                   4.750%  06/30/97                      0    13,079,172      2,413,126  15,492,298
                                                                                ----------------------------------------------------
                                                                                  27,125,000 160,651,314     73,622,741 261,399,055
                                                                                ----------------------------------------------------
                                                   MONTANA - 0.0%
         0            0     1,400,000  1,400,000   Montana Health Facilities
                                                   Authority Revenue, (Healthcare
                                                   Pooled Loan Project),
                                                   Series A, FGIC Insured,
                                                   VRN  12/0/1/15 +                      0             0      1,400,000   1,400,000
         0            0     5,800,000  5,800,000   Montana State Boeard of
                                                   Investments, Payroll Tax
                                                   Workers Compensation,
                                                   VRN  06/01/20 +                       0             0      5,800,000   5,800,000
                                                                                ----------------------------------------------------
                                                                                         0             0      7,200,000   7,200,000
                                                                                ----------------------------------------------------
                                                   NEBRASKA - 0.4%
 5,000,000            0            0   5,000,000   Omaha, Nebraska, Public Power
                                                   District,
                                                   3.550% 10/25/96                 5,000,000           0             0    5,000,000
 4,000,000            0            0   4,000,000   York, Nebraska, Industrial
                                                   Development Revenue,
                                                   (Sunstrand Corporation
                                                   Project), AMT, Union Bank of
                                                   Switzerland LOC,
                                                   3.650% 08/01/17 +               4,000,000           0             0    4,000,000
                                                                                ----------------------------------------------------
                                                                                   9,000,000           0             0    9,000,000
                                                                                ----------------------------------------------------
                                                   NEW HAMPSHIRE - 0.8%
15,500,000            0            0  15,500,000   New Hampshire (State of),
                                                   Housing Finance Authority,
                                                   Series 1, (Multi-family
                                                   Housing, Manchester), PNC
                                                   Bank LOC,
                                                   3.850% 12/01/12 +              15,500,000           0             0   15,500,000
                                                                                ----------------------------------------------------

                                                   NEW JERSEY - 0.2%
 5,000,000            0            0   5,000,000   Jersey City, New Jersey,
                                                   Anticipation Notes,
                                                   4.500% 09/26/97                 5,021,313           0             0    5,021,313
                                                                                ----------------------------------------------------

                                                   NEW MEXICO - 0.2%
 3,100,000            0            0   3,100,000   Albuquerque, New Mexico,
                                                   (Charter Hospital Inc.
                                                   Project), Bankers Trust
                                                   Company LOC,
                                                   3.850% 03/01/14 +               3,100,000           0              0   3,100,000
                                                                                ----------------------------------------------------

                                                   NEW YORK - 0.2%
 5,000,000            0            0   5,000,000   Great Neck North, New York,
                                                   Water Authority, Systems
                                                   Revenue, Series A, FGIC
                                                   Insured,
                                                   3.800% 01/01/20 +               5,000,000           0              0   5,000,000
         0            0     4,100,000  4,100,000   New York City, Series B,
                                                   VRN  10/01/20 ++                      0             0       4,100,000  4,100,000
         0            0     1,300,000  1,300,000   New York City, Series B-4, GO,
                                                   VRN  08/15/22 ++                      0             0       1,300,000  1,300,000
         0     1,600,000   16,400,000 18,000,000   New York City Municipal Water
                                                   Financing Authority, Water &
                                                   Sewer System Revenue,
                                                   Series A, FGIC Insured,               0      1,600,000     16,400,000 18,000,000
                                                                                ----------------------------------------------------
                                                   VRN  06/15/25 ++                5,000,000    1,600,000     21,800,000 28,400,000
                                                                                ----------------------------------------------------
                                                   NORTH CAROLINA - 3.0%
$8,000,000           $0           $0  $8,000,000   Bladen (County of), North
                                                   Carolina, Industrial
                                                   Facilities and Pollution
                                                   Control Financing Authority,
                                                   (BCH Energy LP Project), AMT,
                                                   Bank of Tokyo LOC,
                                                   4.050% 11/01/20 +              $8,000,000          $0             $0  $8,000,000
10,855,000            0            0  10,855,000   Charlotte (County of), North
                                                   Carolina, Housing Authority,
                                                   Multi-family Housing Revenue,
                                                   (Merrywood Senior Adult
                                                   Project), AMT, Branch Banking
                                                   and Trust Company LOC,
                                                   3.950% 06/01/11 +              10,855,000           0              0  10,855,000
 3,000,000            0            0   3,000,000   Iredell, (County of), North
                                                   Carolina, Industrial
                                                   Facilities and Pollution
                                                   Control Financing Authority,
                                                   (Sullivan Corporation
                                                   Project), AMT, Bank One LOC,
                                                   4.050% 01/01/11 +               3,000,000           0              0   3,000,000
                                                   Mecklenburg (County of),
                                                   North Carolina, Industrial
                                                   Facilities and Pollution
                                                   Control

NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996




                     PRINCIPAL
                      AMOUNT                                                                VALUE
------------------------------------------------------------------------------------------------------------------------------------
                PILOT       PILOT                                                             PILOT            PILOT
              MISSOURI    SHORT-TERM                                                         MISSOURI         SHORT-TERM
 NATIONS     SHORT-TERM   TAX-EXEMPT                                          NATIONS       SHORT-TERM        TAX-EXEMPT
TAX EXEMPT   TAX-EXEMPT  DIVERSIFIED             SECURITY                     TAX EXEMPT     TAX-EXEMPT       DIVERSIFIED
   FUND         FUND         FUND    COMBINED   DESCRIPTIONS                     FUND         FUND             FUND        COMBINED
------------------------------------------------------------------------------------------------------------------------------------
                                                   Finance Authority:
 2,000,000            0             0  2,000,000   (Sterigenics International
                                                   Project), AMT, Comerica Bank,
                                                   California LOC,
                                                   3.950% 03/01/16 +               2,000,000           0              0   2,000,000
 2,125,000            0             0  2,125,000   (Virkler Company Project), AMT,
                                                   4.050% 12/01/04 +               2,125,000           0              0   2,125,000
 9,020,000            0             0  9,020,000   Mecklenburg (County of),
                                                   North Carolina, Series B, GO,
                                                   4.700% 03/01/97       .         9,074,560           0              0   9,074,560
                                                   Raleigh Durham Airport
                                                   Authority, Royal Bank of
                                                   Canada - LOC:
         0            0      5,300,000 5,300,000   VRN  11/01/15 ++                      0             0       5,300,000  5,300,000
         0            0      9,450,000 9,450,000   Special Facilities Revenue,
                                                   American Airlines, Series A,
                                                   VRN  11/01/15 ++                      0             0       9,450,000  9,450,000
 4,400,000            0             0  4,400,000   Randolph (County of), North
                                                   Carolina, Industrial Facilities
                                                   and Pollution Control Financing
                                                   Authority, (Wayne Steel Inc.),
                                                   AMT, Bank One, Akron LOC,
                                                   4.050% 09/01/05 +               4,400,000           0               0  4,400,000
 3,300,000            0             0  3,300,000   Stanley (County of), North
                                                   Carolina, Industrial
                                                   Development Authority, PCR,
                                                   (General Signal Corporation),
                                                   Wachovia Bank LOC,
                                                   3.900% 12/01/00 +               3,300,000           0               0  3,300,000
 3,810,000            0             0  3,810,000   Winston-Salem, North Carolina,
                                                   (Risk Acceptance Management
                                                   Corporation Project),
                                                   Certificates of Participation,
                                                   Series 1988, National
                                                   Westminster Bank Plc SBPA,
                                                   3.950% 07/01/09 +               3,810,000           0               0  3,810,000
                                                                                ----------------------------------------------------
                                                                                  46,564,560           0      14,750,000 61,314,560
                                                                                ----------------------------------------------------
                                                   OHIO - 1.6%
         0       700,000            0    700,000   Columbus, Ohio School District,
                                                   4.00%  12/01/96                       0        700,553             0     700,553
 2,425,000            0             0  2,425,000   Defiance (County of), Ohio,
                                                   Industrial Development Revenue,
                                                   Isaac Property Company,
                                                   Series A, Key Bank LOC,
                                                   2.850% 07/01/00 +               2,425,000           0              0   2,425,000
 4,200,000            0             0  4,200,000   Lorain (County of), Ohio,
                                                   Hospital Revenue, (Humility
                                                   of Mary Health Care
                                                   Corporation Hospital),
                                                   Series B, PNC Bank LOC,
                                                   3.850% 12/15/03 +               4,200,000           0              0   4,200,000
                                                   Ohio (State of), Air Quality
                                                   Developement Authority:
         0     1,600,000     2,300,000 3,900,000   VRN 12/01/15 ++                       0      1,600,000      2,300,000  3,900,000
         0            0      1,200,000 1,200,000   VRN 12/01/15 ++                       0             0       1,200,000  1,200,000
10,000,000            0             0 10,000,000   (Duquesne Power), Union Bank
                                                   of Switzerland LOC,
                                                   3.950% 07/16/97      .         10,000,000           0              0  10,000,000
         0            0      5,000,000 5,000,000   Ohio, (State of), Highway GO,
                                                   4.500% due 05/15/97                   0             0       5,021,000  5,021,000
 3,500,000            0             0  3,500,000   Ohio (State of), Water
                                                   Development Authority, AMT,
                                                   Union Bank of Switzerland LOC,
                                                   3.800% 05/01/97                 3,500,000           0              0   3,500,000
 2,400,000            0             0  2,400,000   St. Marys, Ohio, Industrial
                                                   Development Revenue,
                                                   (Setex Inc. Project), AMT,
                                                   Industrial Bank of Japan
                                                   Ltd. LOC,
                                                   4.400% 12/01/01 +               2,400,000           0              0   2,400,000
                                                                                ----------------------------------------------------
                                                                                  22,525,000    2,300,553      8,521,000 33,346,553
                                                                                ----------------------------------------------------
                                                   OKLAHOMA - 0.3%
 5,890,000            0             0   5,890,000  Oklahoma (State of), Housing
                                                   Finance Agency, Single Family
                                                   Housing Revenue, PFloats PT41,
                                                   AMT, GNMA Collateralized,
                                                   Commerzbank SBPA,
                                                   4.050% 08/01/18 +               5,890,000           0              0   5,890,000
                                                                                ----------------------------------------------------

                                                   OREGON - 0.4%
                                                   Portland (City of), Oregon,
                                                   Multi-family Housing Revenue:
$1,000,000           $0            $0  $1,000,000  (Union Station Project), AMT,
                                                   U.S. National Bank LOC,
                                                   4.000% 12/01/27 +              $1,000,000          $0             $0  $1,000,000
 5,500,000            0             0   5,500,000  (University Park Apartments
                                                   Project), Chase Manhattan
                                                   Bank LOC,
                                                   3.850% 10/01/11 +               5,500,000           0              0   5,500,000
 2,000,000            0             0   2,000,000  Washington (County of),
                                                   Oregon, Housing Authority,
                                                   Multi-family Housing Revenue,

NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996




                     PRINCIPAL
                      AMOUNT                                                                VALUE
------------------------------------------------------------------------------------------------------------------------------------
                PILOT       PILOT                                                             PILOT            PILOT
              MISSOURI    SHORT-TERM                                                         MISSOURI         SHORT-TERM
 NATIONS     SHORT-TERM   TAX-EXEMPT                                          NATIONS       SHORT-TERM        TAX-EXEMPT
TAX EXEMPT   TAX-EXEMPT  DIVERSIFIED             SECURITY                     TAX EXEMPT     TAX-EXEMPT       DIVERSIFIED
   FUND         FUND         FUND    COMBINED   DESCRIPTIONS                     FUND         FUND             FUND        COMBINED
------------------------------------------------------------------------------------------------------------------------------------

                                                   (Cedar Mill Project), AMT,
                                                   Societe Generale LOC,
                                                   3.950% 09/20/25 +               2,000,000           0              0   2,000,000
                                                                                ----------------------------------------------------
                                                                                   8,500,000           0              0   8,500,000
                                                                                ----------------------------------------------------
                                                   PENNSYLVANIA - 4.7%
                                                   Allegheny (County of) Hospital
                                                   Development Authority:
         0     1,590,000            0   1,590,000  VRN  03/01/18 +                       0      1,590,000             0   1,590,000
         0            0      2,600,000  2,600,000  VRN  03/01/20 ++                      0             0       2,600,000  2,600,000
         0            0      8,650,000  8,650,000  VRN  03/01/20 +                       0             0       8,650,000  8,650,000
                                                   Allegheny (County of),
                                                   Pennsylvania, Industrial
                                                   Development Authority,
                                                   Duquesne Power:
 5,000,000            0             0   5,000,000  Canadian Imperial Bank of
                                                   Commerce LOC,
                                                   3.750% 11/07/96                 5,000,000           0              0   5,000,000
 9,800,000            0             0   9,800,000  United Jewish Federation,
                                                   Series B, PNC Bank LOC,
                                                   3.850% 10/01/25 +      .        9,800,000           0              0   9,800,000
                                                   Delaware Valley, Pennsylvania,
                                                   Regional Finance Authority:
10,000,000            0             0  10,000,000  Local Government Revenue,
                                                   Series C, Midland Bank LOC,
                                                   3.950% 12/01/20 +              10,000,000           0              0  10,000,000
14,700,000            0             0  14,700,000  Series 1986, Midland Bank
                                                   Plc LOC,
                                                   3.950% 08/01/16 +              14,700,000           0              0  14,700,000
10,000,000            0             0  10,000,000  Philadelphia, Pennsylvania,
                                                   School District, Tax and
                                                   Revenue Anticipation Notes,
                                                   4.500% 06/30/97                10,035,876           0              0  10,035,876
         0            0     11,200,000 11,200,000  Temple University Higher
                                                   Education Revenue,
                                                   4.625%  05/20/97                      0             0      11,265,723 11,265,723
 5,025,000            0             0   5,025,000  Union (County of),
                                                   Pennsylvania,  Hospital
                                                   Authority Revenue,(Evangelical
                                                   Community Hospital), Series B,
                                                   PNC Bank LOC,
                                                   3.850% 10/01/23 +               5,025,000           0              0   5,025,000
                                                   Venango (City of),
                                                   Pennsylvania, Industrial
                                                   Development Authority Revenue,
                                                   AMT, National Westminster
                                                   Bank Plc LOC:
10,300,000            0             0  10,300,000  3.700% 10/11/96                10,300,000           0              0  10,300,000
 7,150,000            0             0   7,150,000  3.700% 10/22/96                 7,150,000           0              0   7,150,000
                                                                                ----------------------------------------------------
                                                                                  72,010,876    1,590,000     22,515,723 96,116,599
                                                                                ----------------------------------------------------
                                                   RHODE ISLAND - 0.2%
 4,000,000            0             0   4,000,000  Rhode Island (State of),
                                                   Industrial Facilities
                                                   Corporation, Industrial
                                                   Development Revenue, (Handy &
                                                   Harman Electric Project),
                                                   Bank of Nova Scotia LOC,
                                                   3.950% 04/01/04 +               4,000,000           0              0   4,000,000
                                                                                ----------------------------------------------------

                                                   SOUTH CAROLINA - 2.4%
 6,100,000            0             0   6,100,000  Charleston, South Carolina,
                                                   Hospital Facilities Revenue,
                                                   (Brown Schools Charleston),
                                                   Bankers Trust Company LOC,
                                                   3.650% 06/01/11 +               6,100,000           0              0   6,100,000
 5,000,000            0             0   5,000,000  Charleston, South Carolina,
                                                   Tax Anticipation Notes, GO,
                                                   3.600% 03/14/97                 5,002,151           0              0   5,002,151
 8,700,000            0             0   8,700,000  Greenville (County of),
                                                   South Carolina, School
                                                   District, GO,
                                                   3.500% 03/01/97                 8,706,966           0              0   8,706,966
 5,250,000            0             0   5,250,000  Kershaw (County of), South
                                                   Carolina, Industrial
                                                   Development Revenue,
                                                   (Deroyal Textiles Inc.
                                                   Project), AMT, Third National
                                                   Bank, Nashville LOC,
                                                   4.000% 12/01/07 +               5,250,000           0              0   5,250,000
 2,370,000            0             0   2,370,000  South Carolina (State of),
                                                   Housing Authority, Rental
                                                   Housing Revenue,(Hampton
                                                   Pointe Apartments Project),
                                                   Bank of New York LOC,
                                                   3.950% 12/01/07 +               2,370,000           0              0   2,370,000



                                                   SOUTH CAROLINA (CONTINUED)
                                                   South Carolina (State of),
                                                   Jobs, Economic Development
                                                   Authority, Health Facilities
                                                   Revenue:

NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996




                     PRINCIPAL
                      AMOUNT                                                                VALUE
------------------------------------------------------------------------------------------------------------------------------------
                PILOT       PILOT                                                             PILOT            PILOT
              MISSOURI    SHORT-TERM                                                         MISSOURI         SHORT-TERM
 NATIONS     SHORT-TERM   TAX-EXEMPT                                          NATIONS       SHORT-TERM        TAX-EXEMPT
TAX EXEMPT   TAX-EXEMPT  DIVERSIFIED             SECURITY                     TAX EXEMPT     TAX-EXEMPT       DIVERSIFIED
   FUND         FUND         FUND    COMBINED   DESCRIPTIONS                     FUND         FUND             FUND        COMBINED
------------------------------------------------------------------------------------------------------------------------------------

$5,960,000           $0            $0  $5,960,000  (Martha Franks Baptist Center
                                                   Project), Wachovia Bank,
                                                   Columbia LOC,
                                                   3.900% 04/01/19 +              $5,960,000          $0             $0  $5,960,000
 3,400,000            0             0   3,400,000  (Specialty Equipment Companies
                                                   Project), AMT, Barclays Bank
                                                   Plc LOC,
                                                   4.050% 11/01/10 +               3,400,000           0              0   3,400,000
10,000,000            0             0  10,000,000  University of South Carolina,
                                                   Athletic Facilities Revenue,
                                                   Bond Anticipation Notes,
                                                   3.200% 02/28/97                10,000,000           0              0  10,000,000
         0            0      2,050,000  2,050,000  York, (County of), (Electric
                                                   Project NRU-84-N-1), CFC  LOC,
                                                   VRN  09/15/14 +                       0             0       2,050,000  2,050,000
                                                                                ----------------------------------------------------
                                                                                  46,789,117           0       2,050,000 48,839,117
                                                                                ----------------------------------------------------
                                                   TENNESSEE - 1.4%
 2,600,000            0             0   2,600,000  Chattanooga, Tennessee,
                                                   Industrial Development Board,
                                                   (Warehouse Row Limited Project),
                                                   ABN-AMRO Bank, Nevada LOC,
                                                   3.850% 12/15/12 +               2,600,000           0              0   2,600,000
 6,969,000            0             0   6,969,000  Cumberland (County of),
                                                   Tennessee, Industrial
                                                   Development Board,
                                                   Industrial Development
                                                   Revenue, (Crossville Ceramics
                                                   Company Project), American
                                                   National Bank & Trust
                                                   Company LOC,
                                                   3.850% 01/01/00 +               6,969,000           0              0   6,969,000
 2,300,000            0             0   2,300,000  Jackson (County of), Tennessee,
                                                   Industrial Development Board,
                                                   (Essette Project), Series A,
                                                   Bank of America, Illinois LOC,
                                                   3.950% 08/01/00 +               2,300,000           0              0   2,300,000
13,150,000            0             0  13,150,000  Metropolitan  Government of
                                                   Nashville & Davidson (Counties
                                                   of), Tennessee, Health and
                                                   Educational Facilities Board,
                                                   (Vanderbilt University),
                                                   3.500% 01/15/97 #              13,155,445           0              0  13,155,445
 3,245,000            0             0   3,245,000  Shelby (County of), Tennessee,
                                                   Health Educational & Housing
                                                   Facilities Board, Multi-family
                                                   Housing Revenue, (Flag Manor),
                                                   AMT, Federal Home Loan Bank,
                                                   Indianapolis LOC,
                                                   4.000% 01/01/23 +               3,245,000           0              0   3,245,000
                                                                                ----------------------------------------------------
                                                                                  28,269,445           0              0  28,269,445
                                                                                ----------------------------------------------------
                                                   TEXAS - 6.8%
 3,800,000            0             0   3,800,000  Bexar (County of), Texas,
                                                   (Army Retirement), Series 85-B,
                                                   Rabobank Nederland LOC,
                                                   3.625% 07/01/11 +               3,800,000           0              0   3,800,000
 1,000,000            0             0   1,000,000  Brazos River, Texas, Higher
                                                   Educational Authority,
                                                   (Hoffman-Laroche), Bankers
                                                   Trust Company LOC,
                                                   3.750% 04/01/02 +               1,000,000           0              0   1,000,000
         0            0      1,065,000  1,065,000  Dallas Waterworks & Sewer,
                                                   Series A,
                                                   5.900% 10/01/96                       0             0       1,065,000  1,065,000
         0            0      1,650,000  1,650,000  Dallas Waterworks Revenue Bonds,
                                                   8.000% due 10/01/97                   0             0       1,711,975  1,711,975
 3,000,000            0             0   3,000,000  El Paso, Texas, Multi-family
                                                   Housing Finance Corporation,
                                                   (Viva Apartments Project),
                                                   AMT, General Electric Capital
                                                   Corporation LOC,
                                                   4.100% 09/01/23 +               3,000,000           0              0   3,000,000
         0            0      2,000,000  2,000,000  Gulf Coast Waste Disposal
                                                   Authority,
                                                   VRN  10/01/17                         0             0       2,000,000  2,000,000
                                                   Harris (County of), Texas:
                                                   Health Facilities Revenue,
                                                   Development Corporation
                                                   Hospital Revenue:
         0            0      3,700,000  3,700,000  (Children's Hospital),
                                                   Series B2, NationsBank of
                                                   Texas SBPA,
                                                   VRN  10/01/19 +                       0             0       3,700,000  3,700,000
 4,700,000            0             0   4,700,000  (Methodist Hospital),
                                                   Methodist Hospital and Morgan
                                                   Guaranty Trust Company SBPA,
                                                   4.000% 12/01/25 ++              4,700,000           0              0   4,700,000
 2,000,000            0             0   2,000,000  (St. Luke's Episcopal Hospital),
                                                   Series A, St. Luke's Episcopal
                                                   SBPA,
                                                   4.000% 02/15/21 ++              2,000,000           0              0   2,000,000
         0            0      2,200,000  2,200,000  (St. Luke's), Series B
                                                   VRN  02/15/16 ++                      0             0       2,200,000  2,200,000
 3,300,000            0      5,200,000  8,500,000  (St. Luke's Episcopal Hospital),
                                                   Series C, Morgan Guaranty
                                                   Trust Company SBPA,

NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996




                     PRINCIPAL
                      AMOUNT                                                                VALUE
------------------------------------------------------------------------------------------------------------------------------------
                PILOT       PILOT                                                             PILOT            PILOT
              MISSOURI    SHORT-TERM                                                         MISSOURI         SHORT-TERM
 NATIONS     SHORT-TERM   TAX-EXEMPT                                          NATIONS       SHORT-TERM        TAX-EXEMPT
TAX EXEMPT   TAX-EXEMPT  DIVERSIFIED             SECURITY                     TAX EXEMPT     TAX-EXEMPT       DIVERSIFIED
   FUND         FUND         FUND    COMBINED   DESCRIPTIONS                     FUND         FUND             FUND        COMBINED
------------------------------------------------------------------------------------------------------------------------------------

                                                   4.000% 02/15/16++               3,300,000                   5,200,000  8,500,000
                                                   TEXAS (CONTINUED)
                                                   Harris (County of), Texas:
                                                   Health Facilities Revenue,
                                                   Development Corporation
                                                   Hospital Revenue:
        $0    $1,000,000    $5,200,000 $6,200,000  (St. Luke's Episcopal Hospital),
                                                   Series D, Morgan Guaranty
                                                   Trust Company SBPA,
                                                   VRN  02/15/16 ++                    $0      $1,000,000     $5,200,000 $6,200,000
                                                   Industrial Development
                                                   Corporation, Industrial
                                                   Development Revenue, AMT:
 4,000,000            0             0   4,000,000  (Forged Products Inc. Project),
                                                   Banc One LOC,
                                                   4.050% 05/01/03 +              4,000,000            0              0   4,000,000
 4,200,000            0             0  4,200,000  (Zeon Chemicals Project),
                                                   Industrial Bank of Japan,
                                                   Ltd. LOC,
                                                   4.400% 02/01/09 +              4,200,000            0              0   4,200,000
10,500,000            0             0  10,500,000  Toll Road, Unlimited Tax,
                                                   Series G, Morgan Guaranty
                                                   Trust Company SBPA,
                                                   3.800% 08/01/20 +             10,500,000            0              0  10,500,000
         0            0      2,000,000  2,000,000  Houston, GO,
                                                   5.500%  04/01/97                     0              0       2,017,521  2,017,521
         0            0        335,000    335,000  Lewisville Water & Sewer
                                                   Revenue, Pre-refunded,
                                                   8.050%  02/15/97                     0              0         340,429    340,429
         0            0      1,500,000  1,500,000  Klein Independent School
                                                   District, Pre-refunded,
                                                   6.875%  08/01/97                     0              0       1,537,310  1,537,310
 3,700,000            0             0   3,700,000  McAllen, Texas, Health
                                                   Facilities Development
                                                   Revenue, PNC Bank LOC,
                                                   3.900% 12/01/24 +              3,700,000            0              0   3,700,000
         0            0      1,805,000  1,805,000  North Harris, Montgomery
                                                   Community College District, GO,
                                                   6.100% due 02/15/97                  0              0       1,821,574  1,821,574
 9,200,000            0             0  9,200,000  Port Development Corporation,
                                                   (Pasadena Term Company Project),
                                                   ABN-AMRO Bank LOC,
                                                   4.050% 12/01/04 +              9,200,000            0              0   9,200,000
 2,600,000            0             0   2,600,000  Sulphur Springs, Texas,
                                                   Industrial Development
                                                   Authority, (Hon Industrial
                                                   Inc. Project), Credit Suisse LOC,
                                                   3.950% 12/01/13 +              2,600,000            0              0   2,600,000
17,635,000            0             0  17,635,000  Texas (State of), Municipal
                                                   Power Agency Revenue,
                                                   Pre-refunded at 100%,
                                                   14.625% 03/01/97              18,414,317            0              0  18,414,317
         0            0      1,000,000  1,000,000  Texas (State of), Public
                                                   Finance Authority, Series A,
                                                   6.000%  10/01/96                     0              0       1,000,000  1,000,000
40,000,000            0             0  40,000,000  Texas (State of), Tax and
                                                   Revenue Anticipation Notes,
                                                   Series A,
                                                   4.750% 08/29/97               40,281,151            0              0  40,281,151
                                                                                ----------------------------------------------------
                                                                                110,695,468     1,000,000    27,793,809 139,489,277
                                                                                ----------------------------------------------------
                                                   UTAH - 1.4%
 5,000,000            0             0   5,000,000  Intermountain Power Agency,
                                                   Utah,  Power Supply Revenue,
                                                   Series F, Morgan Guaranty
                                                   Trust Company LOC,
                                                   3.930% 06/16/97 #              5,000,000            0             0    5,000,000
 3,200,000            0             0   3,200,000  Murray (County of), Utah,
                                                   Industrial Development
                                                   Authority, (Hunter Douglas
                                                   Realty Property), AMT,
                                                   ABN-AMRO Bank LOC,
                                                   4.000% 09/01/14 +              3,200,000            0             0    3,200,000
 1,900,000            0             0   1,900,000  Salt Lake (City of), Utah,
                                                   Airport Revenue, Series A, AMT,
                                                   Credit Suisse, New York LOC,
                                                   3.900% 06/01/98 +              1,900,000            0             0    1,900,000
14,300,000            0             0  14,300,000  Salt Lake (City of), Utah,
                                                   Health Care Facilities Revenue,
                                                   Class A, Westdeutsche
                                                   Landesbank SBPA,
                                                   3.800% 01/01/20 +             14,300,000            0             0   14,300,000
         0     1,700,000     2,000,000  3,700,000  Salt Lake County, PCR,
                                                   VRN  08/01/07 ++                     0       1,700,000     2,000,000   3,700,000
                                                                                ----------------------------------------------------
                                                                                 24,400,000     1,700,000     2,000,000  28,100,000
                                                                                ----------------------------------------------------
                                                   VIRGINIA - 0.6%
 2,500,000            0             0   2,500,000  Colonial Heights, Virginia,
                                                   Industrial Development
                                                   Authority, (Philip Morris
                                                   Companies Project),

NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996




                     PRINCIPAL
                      AMOUNT                                                                VALUE
------------------------------------------------------------------------------------------------------------------------------------
                PILOT       PILOT                                                             PILOT            PILOT
              MISSOURI    SHORT-TERM                                                         MISSOURI         SHORT-TERM
 NATIONS     SHORT-TERM   TAX-EXEMPT                                          NATIONS       SHORT-TERM        TAX-EXEMPT
TAX EXEMPT   TAX-EXEMPT  DIVERSIFIED             SECURITY                     TAX EXEMPT     TAX-EXEMPT       DIVERSIFIED
   FUND         FUND         FUND    COMBINED   DESCRIPTIONS                     FUND         FUND             FUND        COMBINED
------------------------------------------------------------------------------------------------------------------------------------

                                                   3.900%  03/01/05 +             2,500,000            0             0    2,500,000
 3,900,000            0             0   3,900,000  Greensville (County of),
                                                   Virginia, Industrial
                                                   Development Authority, PCR,
                                                   (Perdue Farms Inc. Project),
                                                   AMT, Trust Company Bank LOC,
                                                   4.000% 10/01/06 +              3,900,000            0             0    3,900,000

                                                   VIRGINIA (CONTINUED)
$3,300,000           $0            $0  $3,300,000  Roanoke, Virginia, Industrial
                                                   Development Authority, Hospital
                                                   Revenue,(Roanoke Memorial
                                                   Hospital Project), Series C,
                                                   (Carilion Health Systems),
                                                   Morgan Guaranty Trust Company
                                                   SBPA,
                                                   3.750% 07/01/19 +             $3,300,000           $0            $0   $3,300,000
         0     1,300,000            0   1,300,000  Peninsula Ports Authority,
                                                   Coal Term,
                                                   VRN 07/01/16 ++                      0       1,300,000            0    1,300,000
 2,000,000            0             0   2,000,000  Spotsylvania (County of),
                                                   Virginia, Industrial
                                                   Development Revenue,
                                                   (Carlisle Corporation Project),
                                                   Trust Company Bank LOC,
                                                   3.900% 06/01/08 +              2,000,000            0             0    2,000,000
                                                                                ----------------------------------------------------
                                                                                 11,700,000     1,300,000            0   13,000,000
                                                                                ----------------------------------------------------
                                                   WASHINGTON - 3.0%
                                                   Pierce (County of), Washington:
 5,500,000             0            0   5,500,000  Economic Development Authority,
                                                   (CSX Corporation Project),
                                                   Deutsche Bank LOC,
                                                   3.900% 11/01/96 #              5,500,000            0             0    5,500,000
 3,000,000             0            0   3,000,000  Housing Authority Revenue,
                                                   (Eagles Watch Project), Key
                                                   Bank, Washington LOC,
                                                   3.750% 10/01/20 +              3,000,000            0             0    3,000,000
                                                   Washington (State of), GO:
25,500,000             0            0  25,500,000  Series 96A, Landesbank
                                                   Hessen SBPA,
                                                   3.900% 06/01/20 +             25,500,000            0             0   25,500,000
 4,015,000             0            0   4,015,000  Series A,
                                                   6.500% 07/01/97                4,090,787            0             0    4,090,787
 7,075,000             0            0   7,075,000  Washington (State of),
                                                   Housing Finance Authority,
                                                   Multi-family Mortgage Revenue,
                                                   (Inglenook Court Project),
                                                   AMT, Bank of America LOC,
                                                   4.150% 07/01/25 ++             7,075,000            0             0    7,075,000
                                                   Washington (State of),
                                                   Public Power Supply System,
                                                   Nuclear Project Number 3:
         0             0     5,200,000  5,200,000  Series 3A-1, Bank of
                                                   America LOC,
                                                   VRN  07/01/18 +                      0              0      5,200,000   5,200,000
         0             0     7,300,000  7,300,000  Series 3A-2, Bank of Japan,
                                                   Ltd.  LOC,
                                                   VRN  07/01/18 +                      0              0      7,300,000   7,300,000
 3,000,000             0            0   3,000,000  Washington (State of),
                                                   Student Loan Finance
                                                   Association, Series B, AMT,
                                                   National Westminster Bank
                                                   Plc LOC,
                                                   3.700% 01/01/04 +              3,000,000            0             0    3,000,000
                                                                                ----------------------------------------------------
                                                                                 48,165,787            0     12,500,000  60,665,787
                                                                                ----------------------------------------------------
                                                   WEST VIRGINIA - 1.6%
10,000,000             0            0  10,000,000  Fayette (County of), West
                                                   Virginia, County Commission,
                                                   Solid Waste Disposal
                                                   Facilities Revenue,
                                                   (Georgia-Pacific Corporation
                                                   Project), AMT, Industrial
                                                   Bank of Japan Ltd. LOC,
                                                   3.700% 05/01/18 +             10,000,000            0              0  10,000,000
23,580,000             0            0  23,580,000  West Virginia (State of),
                                                   Hospital Finance Authority,
                                                   Hospital Revenue,(St. Mary's
                                                   Hospital Project),
                                                   Bank One LOC,
                                                   3.900% 10/01/12 +             23,580,000            0              0  23,580,000
                                                                                ----------------------------------------------------
                                                                                 33,580,000            0              0  33,580,000
                                                                                ----------------------------------------------------
                                                   WISCONSIN - 1.5%
 4,000,000             0            0   4,000,000  Menomonee Falls, Wisconsin,
                                                   Industrial Development
                                                   Authority Revenue,(Jemma LLC
                                                   Project), AMT, Bank One,
                                                   Milwaukee LOC,
                                                   4.050% 09/01/14 +              4,000,000            0              0   4,000,000
                                                   Oshkosh, Wisconsin, Area
                                                   School District, Tax and
                                                   Revenue Anticipation
                                                   Promissory Notes:
 5,000,000             0            0   5,000,000  4.250% 08/20/97                5,012,743            0              0   5,012,743
 4,500,000             0            0   4,500,000  4.500% 08/20/97                4,521,066            0              0   4,521,066
 2,395,000             0            0   2,395,000  Pleasant Prairie, Wisconsin,
                                                   Industrial Development
                                                   Authority Revenue, (Nucon

NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996




                     PRINCIPAL
                      AMOUNT                                                                VALUE
------------------------------------------------------------------------------------------------------------------------------------
                PILOT       PILOT                                                             PILOT            PILOT
              MISSOURI    SHORT-TERM                                                         MISSOURI         SHORT-TERM
 NATIONS     SHORT-TERM   TAX-EXEMPT                                          NATIONS       SHORT-TERM        TAX-EXEMPT
TAX EXEMPT   TAX-EXEMPT  DIVERSIFIED             SECURITY                     TAX EXEMPT     TAX-EXEMPT       DIVERSIFIED
   FUND         FUND         FUND    COMBINED   DESCRIPTIONS                     FUND         FUND             FUND        COMBINED
------------------------------------------------------------------------------------------------------------------------------------

                                                   Corporation Project), AMT,
                                                   American National Bank &
                                                   Trust Company, LOC,
                                                   4.000% 02/01/22 +              2,395,000             0              0  2,395,000
 5,200,000             0            0   5,200,000  Pewaukee, Wisconsin, School
                                                   District, Tax and Revenue
                                                   Anticipation Notes,
                                                   4.500% 09/22/97                5,220,358             0              0  5,220,358
 8,520,000             0            0   8,520,000  Wisconsin (State of),
                                                   Health Facilities Authority,
                                                   (Daughters of Charity),
                                                   3.850% 11/01/16 +              8,520,000             0              0  8,520,000
                                                                                ----------------------------------------------------
                                                                                 29,669,167             0              0 29,669,167
                                                                                ----------------------------------------------------

                                           -----------------------------------------------------------------------------------------
                                           TOTAL MUNICIPAL BONDS AND NOTES  1,420,438,158    179,194,424   309,785,772 1,909,418,354
                                           -----------------------------------------------------------------------------------------
                                                    SHORT TERM PUTS - 1.2%
                                                    ILLINOIS - 0.6%
        $0            $0   $12,000,000 $12,000,000  Chicago, GO Limited, Morgan
                                                    Guaranty LOC,
                                                    3.650%  10/31/96                   $0          $0       $12,000,000 $12,000,000
                                                                                ----------------------------------------------------

                                                    MISSOURI - 0.3%
         0      7,000,000           0    7,000,000  Missouri State Improvement
                                                    & Energy Board,
                                                    VRN  06/01/14                       0    7,000,000                0   7,000,000
                                                                                ----------------------------------------------------

                                                     PENNSYLVANIA - 0.2%
         0             0     4,500,000   4,500,000   Cumberland County Municipa
                                                     Authority, PNC Bank  LOC,
                                                     VRN  06/01/97                      0           0          4,500,000  4,500,000
                                                                                ----------------------------------------------------

                                          ------------------------------------------------------------------------------------------
                                          TOTAL SHORT TERM PUTS                         0    7,000,000        16,500,000 23,500,000
                                          ------------------------------------------------------------------------------------------

                                                     TAX-FREE COMMERCIAL PAPER - 5.0%
                                                     FLORIDA - 0.7%
         0             0    13,950,000  13,950,000   Sunshine State, Government
                                                     Finance Commission,
                                                     3.600%  12/12/96                    0           0        13,950,000 13,950,000
                                                                                ----------------------------------------------------

                                                     GEORGIA - 0.8%
          0            0     2,000,000   2,000,000   Georgia Municipal Gas
                                                     Authority,
                                                     3.500%  10/16/96                    0            0        2,000,000  2,000,000
          0            0    15,000,000  15,000,000   Municipal Electric Authority,
                                                     3.600%  11/08/96                    0            0       15,000,000 15,000,000
                                                                                ----------------------------------------------------
                                                                                         0            0       17,000,000 17,000,000
                                                                                ----------------------------------------------------
                                                     ILLINOIS - 0.2%
          0            0    3,350,000   3,350,000    Cook County Health Fund,
                                                     3.500%  10/01/96                    0            0        3,350,000  3,350,000
                                                                                ----------------------------------------------------

                                                     KANSAS - 0.1%
          0            0    2,000,000   2,000,000    Burlington, PCR,
                                                     3.600%  10/16/96                    0            0        2,000,000   2,000,000
                                                                                ----------------------------------------------------
                                                     MISSOURI - 2.7%
          0            0    3,300,000   3,300,000    Anne Arundel County, Part
                                                     Facilities,
                                                     3.700%  12/13/96                    0             0       3,300,000  3,300,000
                                                     Independence Missouri,
                                                     Water Utility Revenues:
          0     5,350,000          0    5,350,000    3.450% 10/01/96                     0      5,350,000             0   5,350,000
          0     3,400,000          0    3,400,000    3.500% 10/04/96                     0      3,400,000             0   3,400,000
          0     1,385,000          0    1,385,000    Kansas City Missouri,
                                                     School District Building,
                                                     3.650% 02/01/96                     0      1,385,900             0   1,385,902
                                                     Missouri Environmental
                                                     Improvement  & Energy:
          0     3,000,000          0    3,000,000    3.600% 10/09/96                     0      3,000,000             0   3,000,000
          0     5,000,000          0    5,000,000    3.800%  03/19/97                    0      5,000,000             0   5,000,000

          0     5,000,000   7,000,000  12,000,000    3.650%  11/19/96                    0      5,000,000      7,000,000 12,000,000

NATIONS FUND
NATIONS TAX EXEMPT FUND
PILOT MISSOURI SHORT-TERM TAX-EXEMPT FUND
PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED FUND
COMBINED PORTFOLIO OF INVESTMENTS (CONTINUED)

SEPTEMBER 30, 1996




                     PRINCIPAL
                      AMOUNT                                                                VALUE
------------------------------------------------------------------------------------------------------------------------------------
                PILOT       PILOT                                                             PILOT            PILOT
              MISSOURI    SHORT-TERM                                                         MISSOURI         SHORT-TERM
 NATIONS     SHORT-TERM   TAX-EXEMPT                                          NATIONS       SHORT-TERM        TAX-EXEMPT
TAX EXEMPT   TAX-EXEMPT  DIVERSIFIED             SECURITY                     TAX EXEMPT     TAX-EXEMPT       DIVERSIFIED
   FUND         FUND         FUND    COMBINED   DESCRIPTIONS                     FUND         FUND             FUND        COMBINED
------------------------------------------------------------------------------------------------------------------------------------

          0            0    2,000,000   2,000,000    3.650%  11/19/96                    0             0       2,000,000  2,000,000
          0            0    7,475,000   7,475,000    3.700%  02/14/97                                          7,475,000  7,475,000
                                                     Missouri Health & Education
                                                     Facilities Authority:
          0     4,000,000          0    4,000,000    3.450% 10/10/96                     0      4,000,000             0   4,000,000
          0     8,600,000          0    8,600,000    3.550% 10/15/96                     0      8,600,000             0   8,600,000
                                                                                ----------------------------------------------------
                                                                                         0     35,735,902     19,775,000 55,510,902
                                                                                ----------------------------------------------------
                                                      NEW YORK - 0.2%
          0            0    5,000,000   5,000,000     New York City, NY,
                                                      3.700%  02/21/97                   0             0       5,000,000  5,000,000
                                                                                ----------------------------------------------------




                                                      TAX-FREE COMMERCIAL PAPER
                                                      (CONTINUED)
                                                      TEXAS - 0.3%
         $0            $0   $6,100,000  $6,100,000    San Antonio, Electric & Gas,
                                                      Series A,
                                                      3.600%  10/10/96                  $0             $0     $6,100,000 $6,100,000
                                                                                ----------------------------------------------------


                                           -----------------------------------------------------------------------------------------
                                           TOTAL TAX-FREE COMMERCIAL PAPER              0      35,735,902    67,175,000 102,910,902
                                           -----------------------------------------------------------------------------------------

                                                       MONEY MARKET FUNDS - 0.3%
    100,000             0           0      100,000     AIM Tax-Exempt Fund           100,000            0             0     100,000
          0      1,044,920   2,142,703   3,187,623     Federated Tax-Exempt
                                                       Obligation Fund                   0       1,044,920     2,142,703  3,187,623
     25,000      2,741,200          0    2,766,200     Fidelity Institutional
                                                       Tax-Exempt Cash Fund           25,000     2,741,200            0   2,766,200
                                                                                ----------------------------------------------------

                                           -----------------------------------------------------------------------------------------
                                           TOTAL MONEY MARKET FUNDS                  125,000     3,786,120     2,142,703  6,053,823
                                           -----------------------------------------------------------------------------------------

                                           -----------------------------------------------------------------------------------------
                                            TOTAL INVESTMENTS
                                           (COST $2,041,883,079)           $1,420,563,158  $225,716,446  $395,603,475 $2,041,883,079
                                           -----------------------------------------------------------------------------------------

     + Variable rate demand notes payable upon not more than seven calendar days' notice. The interest rate shown reflects the rate in effect at September 30, 1996.
    ++ Variable rate demand notes payable upon not more than one calendar day's notice. The interest rate shown reflects the rate in effect at September 30, 1996.
   +++ Variable rate demand notes payable upon not more than thirty calendar days' notice. The interest rate shown reflects the rate in effect at September 30, 1996.
     #    Put date.
    ##    Amount represents less than 0.1%.
     * When issued security.

      ABBREVIATIONS:
      AMT               Alternative Minimum Tax
      CFC               Cooperative Finance Corporation
      FGIC              Federal Guaranty Investment Corporation
      FNMA              Federal National Mortgage Association
      FSA               Financial Security Assurance
      GNMA              Government National Mortgage Association
      GO                General Obligation
      LOC               Letter of Credit
      PCR               Pollution Control Revenue
      SBPA              Standby Bond Purchase Agreement

                      NATIONS TAX EXEMPT FUND
                      PILOT MISSOURI SHORT-TERM TAX-EXEMPT
                     PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED
             Pro Forma Combining Statement of Assets and Liabilities
                               September 30, 1996



                                                           Nations Tax Exempt        Pilot Missouri            Pilot Short-Term
                                                                  Fund           Short-Term Tax-Exempt  Tax-Exempt Diversified
                                                                  ----           ---------------------  ----------------------
ASSETS:
Investments at Value (cost $1,420,563,158, $1,683,365,524
    and $3,103,928,682)                                      $1,420,563,158            $225,716,446                $395,603,475
Cash                                                                271,962                     $49                          93
Income Receivable                                                 7,715,431               1,102,244                   2,451,356
Receivable for Fund Shares Sold                                     612,239        -                           -
Receivable due from Advisor                                 -                      -                           -
Prepaid and Other Assets                                              3,237        -                           -
Unamortized Organization Costs                              -                      -                                     25,145
                                                            -                      -                                     ------
TOTAL ASSETS                                                  1,429,166,027             226,818,739                 398,080,069

LIABILITIES:
Income Distribution Payable                                       3,398,534                 540,990                   1,017,729
Payable for Investments Purchased                                31,700,519        -                                  6,732,974
Payable for fund shares redeemed                                     90,744        -                           -
Other Payables                                              -                      -                                     27,492
Accrued Expenses                                                    462,953                 103,962                     173,110
                                                                    -------                 -------                     -------
TOTAL LIABILITIES                                                35,652,750                 644,952                   7,951,305
                                                                 ----------                 -------                   ---------

NET ASSETS APPLICABLE TO SHARES OUTSTANDING                  $1,393,513,277            $226,173,786                $390,128,764
                                                             ==============            ============                ============

NET ASSETS BY CLASS:
                 Primary A                                   $1,010,789,693            $199,573,275                $372,331,928
                                                             ==============            ============                ============
                 Primary B                                      $15,852,017       n/a                         n/a
                                                                ===========       ===                         ===
                 Investor A                                    $131,947,939       n/a                         n/a
                                                               ============       ===                         ===
                 Investor B                                    $180,923,839             $12,275,062                 $14,187,532
                                                               ============             ===========                 ===========
                 Investor C                                     $53,986,789       n/a                         n/a
                                                                ===========       ===                         ===
                 Investor D                                         $13,000             $14,325,449                  $3,609,303
                                                                    =======             ===========                  ==========

SHARES OUTSTANDING BY CLASS:
                                Primary A                     1,010,836,299             199,583,672                 372,304,050
                                                              =============             ===========                 ===========
                                Primary B                        15,852,552       n/a                         n/a
                                                                 ==========       ===                         ===
                               Investor A                       131,953,867       n/a                         n/a
                                                                ===========       ===                         ===
                               Investor B                       180,932,032              12,275,076                  14,186,256
                                                                ===========              ==========                  ==========
                               Investor C                        53,989,247       n/a                         n/a
                                                                 ==========       ===                         ===
                               Investor D                            13,001              14,326,360                   3,609,311
                                                                     ======              ==========                   =========

                 PRIMARY A SHARES:
                 Net Asset Value per Share                               $1.00                   $1.00                       $1.00
                                                                         =====                   =====                       =====

                 PRIMARY B SHARES:
                 Net Asset Value per Share                               $1.00    n/a                         n/a
                                                                         =====    ===                         ===

                 INVESTOR A SHARES:
                 Net Asset Value per Share                               $1.00    n/a                         n/a
                                                                         =====    ===                         ===

                 INVESTOR B SHARES:
                 Net Asset Value per Share                               $1.00                   $1.00                       $1.00
                                                                         =====                   =====                       =====

                 INVESTOR C SHARES:
                 Net Asset Value per Share                               $1.00    n/a                         n/a
                                                                         =====    ===                         ===

                 INVESTOR D SHARES:
                 Net Asset Value per Share                               $1.00                   $1.00                       $1.00
                                                                         =====                   =====                       =====

                   SEE NOTES TO PROFORMA FINANCIAL STATEMENTS

(a) Unamortized Organization Costs of the acquired fund will be borne by the Advisor.


                                                                   Adjustments to                  Pro Forma
                                                                      Proforma                 Combined (Note 1)
                                                                      --------                 -----------------
ASSETS:
Investments at Value (cost $1,420,563,158, $1,683,365,524
   and $3,103,928,682)                                           -                           $2,041,883,079
Cash                                                              -                                  272,104
Income Receivable                                                 -                               11,269,031
Receivable for Fund Shares Sold                                   -                                  612,239
Receivable due from Advisor                                              25,145 (a)                   25,145
Prepaid and Other Assets                                          -                                    3,237
Unamortized Organization Costs                                          (25,145)(a)                        0
                                                                       --------                           -
TOTAL ASSETS                                                                  0                2,054,064,834

LIABILITIES:
Income Distribution Payable                                       -                                4,957,253
Payable for Investments Purchased                                 -                               38,433,493
Payable for fund shares redeemed                                  -                                   90,744
Other Payables                                                    -                                   27,492
Accrued Expenses                                                  -                                  740,026
                                                                 -                                  -------
TOTAL LIABILITIES                                                             0                   36,297,702
                                                                             -                   ----------

NET ASSETS APPLICABLE TO SHARES OUTSTANDING                                  $0               $2,009,815,827
                                                                            ==               ==============

NET ASSETS BY CLASS:
                 Primary A                                                                    $1,582,694,897
                                                                                              ==============
                 Primary B                                                                       $15,852,017
                                                                                                 ===========
                 Investor A                                                                     $131,947,939
                                                                                                ============
                 Investor B                                                                     $207,386,433
                                                                                                ============
                 Investor C                                                                      $53,986,789
                                                                                                 ===========
                 Investor D                                                                      $17,947,752
                                                                                                 ===========

SHARES OUTSTANDING BY CLASS:
                                Primary A                                                      1,582,724,022
                                                                                               =============
                                Primary B                                                         15,852,552
                                                                                                  ==========
                               Investor A                                                        131,953,867
                                                                                                 ===========
                               Investor B                                                        207,393,365
                                                                                                 ===========
                               Investor C                                                         53,989,247
                                                                                                  ==========
                               Investor D                                                         17,948,672
                                                                                                 ==========

                 PRIMARY A SHARES:
                 Net Asset Value per Share                                                                $1.00
                                                                                                          =====

                 PRIMARY B SHARES:
                 Net Asset Value per Share                                                                $1.00
                                                                                                          =====

                 INVESTOR A SHARES:
                 Net Asset Value per Share                                                                $1.00
                                                                                                          =====

                 INVESTOR B SHARES:
                 Net Asset Value per Share                                                                $1.00
                                                                                                          =====

                 INVESTOR C SHARES:
                 Net Asset Value per Share                                                                $1.00
                                                                                                          =====

                 INVESTOR D SHARES:
                 Net Asset Value per Share                                                                $1.00
                                                                                                          =====

                  SEE NOTES TO PROFORMA FINANCIAL STATEMENTS

a) Unamortized Organization Costs of the acquired fund will be borne by the Advisor.

                             NATIONS TAX EXEMPT FUND
                      PILOT MISSOURI SHORT-TERM TAX-EXEMPT
                     PILOT SHORT-TERM TAX-EXEMPT DIVERSIFIED
                  Pro Forma Statement of Operations (Unaudited)
              For the Twelve Month Period Ending September 30, 1996




                                                  Nations Tax Exempt           Pilot Missouri                Pilot Short-Term
                                                         Fund              Short-Term Tax-Exempt          Tax-Exempt Diversified
                                                         ----              ---------------------          ----------------------
INVESTMENT INCOME:
Interest                                                  $50,430,787                  $8,245,979                  $14,075,831
                                                          -----------                  ----------                  -----------
                 Total Investment Income                   50,430,787                   8,245,979                   14,075,831

EXPENSES:
Investment Advisory                                         5,515,689                     462,146                      784,700
Administration                                              1,378,363                     255,939                      432,988
Portfolio Accounting Fee                              -                                    14,300                       21,599
Transfer Agent                                                324,282                      11,005                       12,609
Custodian                                                     225,538                      68,183                       41,925
Legal and Audit Fees                                          183,083                      58,899                      105,460
Trustees' Fees                                                 88,841                       8,171                       17,457
Amortization of organization costs                                  0                      35,247                       18,882
Other expenses                                                382,154                      66,825                      147,219
                                                              -------                      ------                      -------
                 Subtotal                                   8,097,949                     980,715                    1,582,839

SHAREHOLDER SERVICING AND DISTRIBUTION FEES
                 Primary B                                     30,715            -                            -
                 Investor A                                   321,072            -                            -
                 Investor B                                   287,650                      27,737                       33,939
                 Investor C                                    81,414            -                            -
                 Investor D                                        13                      65,782                        1,915
Fees waived and/or reimbursed by
    investment advisor                                     (3,987,020)                          -                     (128,578)
                                                           ----------                           -                     ---------
TOTAL EXPENSES                                              4,831,793                   1,074,234                    1,490,115
                                                            ---------                   ---------                    ---------

NET INVESTMENT INCOME                                      45,598,994                   7,171,745                   12,585,716
                                                           ==========                   =========                   ==========

NET REALIZED AND UNREALIZED GAIN/(LOSS)
    ON INVESTMENTS:
Realized Gain/(Loss) on securities                    -                                    20,359                       56,904
                                                      -                                    ------                       ------
Net Realized and Unrealized gain/(loss)
    on investments                                                  0                      20,359                       56,904
                                                                    =                      ======                       ======

NET INCREASE/(DECREASE) IN ASSETS
    RESULTING FROM OPERATIONS                             $45,598,994                  $7,192,104                  $12,642,620
                                                          ===========                  ==========                  ===========


LEGEND:
(A) REFLECTS ADJUSTMENT TO THE ACQUIRING FUND CONTRACTUAL FEE OBLIGATION.
(B) ADJUSTMENT REFLECTS EXPECTED SAVINGS WHEN THE TWO FUNDS BECOME ONE.
(C) ORGANIZATION EXPENSE OF THE ACQUIRED FUND IS NOT AN EXPENSE OF THE COMBINED FUND.
(D) REFLECTS ADJUSTMENT TO THE LEVEL OF THE ACQUIRING FUND'S VOLUNTARY EXPENSE REIMBURSEMENT.

                   SEE NOTES TO PROFORMA FINANCIAL STATEMENTS


                                                 Adjustments to                  Pro Forma
                                                    Proforma                 Combined (Note 1)
                                                    --------                 -----------------
INVESTMENT INCOME:
Interest                                                                          $58,676,766
                                                                                  -----------
                 Total Investment Income                                           58,676,766

EXPENSES:
Investment Advisory                                    1,246,846 (a)                8,009,381
Administration                                           (64,945)(a)                2,002,345
Portfolio Accounting Fee                                 (35,899)(a)                        0
Transfer Agent                                     -                                  347,896
Custodian                                                (27,527)(b)                  308,119
Legal and Audit Fees                                    (164,359)(b)                  183,083
Trustees' Fees                                           (25,628)(b)                   88,841
Amortization of organization costs                       (54,129)(c)                        0
Other expenses                                           (53,511)(b)                  542,687
                                                         --------                     -------
                 Subtotal                                820,848                    9,899,512

SHAREHOLDER SERVICING AND DISTRIBUTION FEES
                 Primary B                        N/A                                  30,715
                 Investor A                       N/A                                 321,072
                 Investor B                              (12,335)(a)                  336,991
                 Investor C                       N/A                                  81,414
                 Investor D                       N/A                                  67,710
Fees waived and/or reimbursed by
    investment advisor                                   (94,544)(d)               (4,081,564)
                                                         -----------               -----------
TOTAL EXPENSES                                           713,969                    6,655,850
                                                         -------                    ---------

NET INVESTMENT INCOME                                   (713,969)                  52,020,916
                                                        =========                  ==========

NET REALIZED AND UNREALIZED GAIN/(LOSS)
    ON INVESTMENTS:
Realized Gain/(Loss) on securities                                                     20,359
                                                                                       ------
Net Realized and Unrealized gain/(loss)
    on investments                                                                     20,359
                                                                                       ======

NET INCREASE/(DECREASE) IN ASSETS
    RESULTING FROM OPERATIONS                          ($713,969)                 $52,041,275
                                                       ==========                 ===========


LEGEND:
(A) REFLECTS ADJUSTMENT TO THE ACQUIRING FUND CONTRACTUAL FEE OBLIGATION.
(B) ADJUSTMENT REFLECTS EXPECTED SAVINGS WHEN THE TWO FUNDS BECOME ONE.
(C) ORGANIZATION EXPENSE OF THE ACQUIRED FUND IS NOT AN EXPENSE OF THE COMBINED FUND.
(D) REFLECTS ADJUSTMENT TO THE LEVEL OF THE ACQUIRING FUND'S VOLUNTARY EXPENSE REIMBURSEMENT.

                   SEE NOTES TO PROFORMA FINANCIAL STATEMENTS

                           Nations Tax Exempt Fund
                    Pilot Missouri Short-Term Tax-Exempt Fund
                  Pilot Short-Term Tax-Exempt Diversified Fund

               Notes to Pro Forma Financial Statements (Unaudited)




1. Basis of Combination

Nations FundTrust (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end investment company. As of September 30, 1996, the Trust offers thirty-two separate portfolios. The unaudited Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations reflect the accounts of the Nations Tax Exempt Fund, the Pilot Short-Term Tax-Exempt Diversified Fund and the Pilot Missouri Short-Term Tax-Exempt Fund for the twelve month period ended September 30, 1996. These statements have been derived from books and records utilized in calculating daily net asset value at September 30, 1996.

The pro forma statements give effect to the proposed transfer of the assets and stated liabilities of the Pilot Short-Term Tax-Exempt Diversified Fund and the Pilot Missouri Short-Term Tax-Exempt Fund in exchange for shares of Nations Tax Exempt Fund. Under generally accepted accounting principles, the historical cost of investment securities will be carried forward to the surviving entity and the results of operations of the Pilot Short-Term Tax-Exempt Diversified Fund and the Pilot Missouri Short-Term Tax-Exempt Fund for pre-combination periods will not be restated. The pro forma statements do not reflect the expenses of either fund in carrying out its obligations under the proposed Agreement and Plan of Reorganization.


The Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations should be read in conjunction

                           Nations Tax Exempt Fund
                    Pilot Missouri Short-Term Tax-Exempt Fund
                  Pilot Short-Term Tax-Exempt Diversified Fund

               Notes to Pro Forma Financial Statements (Unaudited)


with the historical financial statements of the funds incorporated by reference in the Statement of Additional Information.

For the twelve month period ended September 30, 1996, the Nations Tax Exempt Fund's investment advisory fee was computed based on the annual rate of 0.40% of average daily net assets. The administration fee was computed based on the annual rate of 0.10% of average daily net assets of the Trust and the investment portfolios of Nations Fund, Inc. and Nations Fund Portfolios, Inc. (two other registered open-end investment companies that are part of the Nations Fund Family) on a combined basis.

The Trust has adopted a shareholder servicing plan for the Primary B Shares ("Primary B Servicing Plan"), Investor A Shares ("Investor A Servicing Plan"), Investor B Shares ("Investor B Servicing Plan"), Investor C Shares ("Investor C Servicing Plan") and Investor D Shares ("Investor D Servicing Plan") of Nations Tax Exempt Fund. Under the Primary B Servicing Plan, Investor A Servicing Plan, Investor B Servicing Plan, Investor C Servicing Plan and Investor D Servicing Plan, aggregate payments may not exceed 0.25%, 0.25%, 0.20%, 0.15% and 0.25%, on an annualized basis, of the average daily net assets of the Primary B Shares, Investor A Shares, Investor B Shares, Investor C Shares and Investor D Shares, respectively, of the Fund.

The Trust has adopted a distribution plan ("Investor D Distribution Plan") pursuant to Rule 12b-1 under the 1940 Act for the Investor D Shares of the Nations Tax Exempt Fund. Under the Investor D Distribution Plan, aggregate payments may not exceed 0.25%, on an annualized basis, of the average daily net assets of the Investor D Shares of the Fund

                           Nations Tax Exempt Fund
                    Pilot Missouri Short-Term Tax-Exempt Fund
                  Pilot Short-Term Tax-Exempt Diversified Fund

               Notes to Pro Forma Financial Statements (Unaudited)


2. Portfolio Valuation

Securities of Nations Tax Exempt Fund are valued on the basis of amortized cost, which approximates market value. Amortized cost valuation involves valuing an instrument at its cost initially and thereafter assuming a constant amortization to maturity of any discount or premium, as long as the effect of fluctuating interest rates on the fair market value of the instrument is not significant. Pilot Short-Term Tax-Exempt Diversified Fund and Pilot Missouri Short-Term Tax-Exempt Fund use similar rules for determining portfolio valuation.


3. Capital Shares

The pro forma net asset value per share assumes the issuance of additional shares of Nations Tax Exempt Fund which would have been issued at September 30, 1996 in connection with the proposed reorganization. The pro forma number of shares outstanding of 2,009,861,725 consists of 390,099,618 shares assumed issued for Pilot Short-Term Tax-Exempt Diversified Fund and 226,185,109 shares assumed issued for Pilot Missouri Short-Term Tax-Exempt Fund in the reorganization plus 1,393,576,998 shares of Nations Tax Exempt Fund at September 30, 1996.

Nations Fund
Nations Tax Exempt Fund
Pilot Short-Term Tax-Exempt Diversified Fund
Combined Portfolio of Investments (Continued)

September 30, 1996

              PRINCIPAL
               AMOUNT                                                                                  VALUE
------------------------------------------------------------------------------------------------------------------------------------
                Pilot                                                                                  Pilot
              Short-Term                                                                             Short-Term
 Nations      Tax Exempt                                                    Nations                  Tax Exempt
Tax Exempt   Diversified                      SECURITY                    Tax Exempt                Diversified
  Fund          Fund                        DESCRIPTIONS                      Fund                     Fund            Combined
------------------------------------------------------------------------------------------------------------------------------------
                                 MUNICIPAL BONDS AND NOTES - 95.3%
                                     ALABAMA - 2.7%
                                     Alabama (State of), Housing
                                      Finance Authority, Multi-family
                                      Housing, AmSouth Bank N A ,
                                      Birmingham LOC:

$6,400,000       $0     $6,400,000   (Ski Lodge III), Series A,
                                     3.900% 03/01/15 +                     $6,400,000                     $0             $6,400,000
 6,000,000        0      6,000,000   (Turtle Lake Project), Series F,
                                     4.000% 09/01/23 +                      6,000,000                      0              6,000,000
 1,690,000        0      1,690,000   Birmingham, Alabama, Industrial
                                      Development Board, (Avondale -
                                      Phase III ),
                                     AmSouth Bank N.A., Birmingham LOC,
                                     4.250% 06/01/00 +                      1,690,000                      0              1,690,000
25,200,000        0     25,200,000   Birmingham, Alabama, Medical
                                       Clinic Board Revenue, (University
                                       of Alabama  Health Services),
                                       Morgan Guaranty Trust Company,
                                       New York LOC,
                                       4.100%  12/01/26 ++                 25,200,000                      0             25,200,000
 3,740,000        0      3,740,000   Gadsden, Alabama, Industrial
                                       Development Board, Industrial
                                       Development Revenue, (Keystone
                                       Foods Corporation Project), AMT,
                                       Bank of Scotland LOC,
                                       4.000% 05/01/04 +                    3,740,000                      0              3,740,000
 4,000,000        0      4,000,000   Mobile, Alabama, Industrial
                                       Development Board,
                                       (IB Chemical Company Project),
                                       Industrial Bank of Japan Ltd. LOC,
                                       4.050% 12/01/97 +                    4,000,000                      0              4,000,000
 2,000,000        0      2,000,000     Opelika, Alabama, Industrial
                                         Development Board, (Flowers
                                         Baking Company Project),
                                         Trust Company Bank LOC,
                                         3.900% 12/01/99 +                  2,000,000                      0              2,000,000
                                                                            -------------------------------------------------------
                                                                           49,030,000                      0             49,030,000
                                                                           --------------------------------------------------------
                                       ALASKA - 0.3%
 5,000,000        0      5,000,000     Valdez, Alaska, Marine Term
                                        Revenue, (Arco Transportation
                                        Project), Series B, Atlantic
                                        Richfield Guaranteed,
                                        3.950% 05/01/31 +                   5,000,000                      0              5,000,000
                                                                           --------------------------------------------------------
                                       ARIZONA - 4.5%
                                       Apache (County of), Arizona,
                                         Industrial Development Authority,
                                         PCR,
                                         (Tuscon Electric Power):
 5,500,000        0      5,500,000     Series 83A, Barclays Bank Plc LOC,
                                       3.850% 12/15/18 +                     5,500,000                     0              5,500,000
29,300,000        0     29,300,000     Series A, Chemical Bank LOC,
                                       3.850% 06/15/20 +                    29,300,000                     0             29,300,000
 8,000,000        0      8,000,000     Goodyear, Arizona, Industrial
                                         Development Authority,
                                         (Walle Corporation Project),
                                         AMT, PNC Bank LOC,
                                       4.000%  05/01/15 +                    8,000,000                     0              8,000,000
 4,200,000        0      4,200,000     Maricopa (County of), Arizona,
                                         Industrial Development Authority,
                                         Multi-family Housing Revenue,
                                         (Privado Park Apartments Project),
                                         Series A, AMT, Bank One,
                                         Phoenix LOC,
                                       4.000%  06/01/34 +                    4,200,000                     0              4,200,000
                                       Maricopa (County of), Arizona,
                                         Unified School District:
10,000,000        0     10,000,000     No. 210 Phoenix, Tax Anticipation
                                          Notes, Series A,
                                       4.400% 07/31/97                      10,031,998                     0             10,031,998
 5,000,000        0      5,000,000     No. 213 Tempe, Tax Anticipation
                                          Notes, Series A,
                                       4.400% 07/31/97                       5,015,999                     0              5,015,999
 3,000,000        0      3,000,000     Mesa, Arizona, Development
                                        Corporation Revenue, Special Tax,
                                        Series B,
                                        Westdeutsche Landesbank LOC,
                                       3.650% 10/10/96                       3,000,000                     0              3,000,000
                                       Pima (County of), Arizona,
                                        Industrial Development Authority,
                                       (Tuscon Electric), Series A:
 9,000,000        0      9,000,000     Bank of America LOC,
                                       3.800%  07/01/22 +                    9,000,000                     0              9,000,000
 7,700,000        0      7,700,000     Societe Generale LOC,
                                       3.900% 06/15/22 +                     7,700,000                     0              7,700,000
                                                                              -----------------------------------------------------
                                                                            81,747,997                     0             81,747,997
                                                                              -----------------------------------------------------
                                       ARKANSAS - 0.8%
         0   1,785,000   1,785,000     Jonesboro Residential Housing,
                                       3.800% 05/01/97                               0                 1,785,000          1,785,000
 9,100,000        0      9,100,000     Little Rock, Arkansas, Health
                                        Facilities Board, Hospital
                                        Revenue, (Southwest Hospital Project),
                                        FGIC Insured, Bank of Nova
                                        Scotia SBPA,
                                       3.675% 10/01/18  +                    9,100,000                     0              9,100,000
 3,250,000        0      3,250,000     Lowell, Arkansas, Industrial
                                        Development Revenue,
                                        (Little Rock Newspapers
                                        Inc. Project), AMT, Bank
                                        of New York LOC,
                                       4.050% 06/01/31 +                     3,250,000                     0              3,250,000
                                                                              -----------------------------------------------------
                                                                            12,350,000                 1,785,000         14,135,000
                                                                              -----------------------------------------------------
                                       CALIFORNIA - 0.8%
   500,000        0        500,000     Los Angeles, California,
                                        Regional Airports, (Los Angeles
                                        International Airport),
                                        Wachovia Bank LOC,
                                       3.900% 12/01/24 ++                      500,000                     0                500,000
 5,000,000        0      5,000,000     San Diego, California, Tax
                                         Anticipation Notes, Series A,
                                       4.500% 07/02/97                       5,027,100                     0              5,027,100
10,500,000        0     10,500,000     Student Education Loan Marketing
                                        Corporation, Student Loan Revenue,
                                        Series A, Dresdner Bank LOC,
                                       3.900% 11/01/02 +                    10,500,000                     0             10,500,000
                                                                             -----------------------------------------------------
                                                                            16,027,100                     0             16,027,100
                                                                             -----------------------------------------------------
                                       COLORADO - 3.4%
          0  5,000,000   5,000,000     Arapahoe County School District #005,
                                       4.500%  06/30/97                              0                 5,023,528          5,023,528
                                       Colorado (State of), Housing
                                        Finance Authority, Multi-family
                                        Housing Revenue:
 2,900,000         0     2,900,000     (Central Park Convention Center),
                                         Chemical Bank LOC,
                                       3.400% 05/01/97 +                     2,900,000                     0              2,900,000
13,000,000         0    13,000,000     (Grants Plaza), Series A,
                                          Bankers Trust Company LOC,
                                       3.925% 11/01/09 +                    13,000,000                     0              13,000,00
 2,000,000         0     2,000,000     Colorado (State of), Post
                                        Secondary Educational
                                        Authority, Economic Development
                                        Revenue, Bank One LOC,
                                       3.950% 06/01/11 +                     2,000,000                     0              2,000,000
    0         5,000,000  5,000,000     Denver (City & County of), Colorado,
                                       5.000% 10/01/96                               0                 5,000,000          5,000,000
                                       Denver (City & County of), Colorado,
                                         Airport Revenue, AMT:
 3,500,000         0     3,500,000     Series F, Bank of Montreal LOC,
                                       3.950% 11/15/25 +                     3,500,000                     0              3,500,000
 5,000,000         0     5,000,000     Series G, Credit Local de France LOC,
                                       3.950% 11/15/25 +                     5,000,000                     0              5,000,000
 2,205,000         0     2,205,000     El Paso (County of), Colorado,
                                        Multi-family Housing Revenue,
                                        (Briarglen Apartments Project),
                                        General Electric Capital
                                        Corporation Guarantee,
                                       3.900% 12/01/24 +                     2,205,000                     0              2,205,000

Nations Fund
Nations Tax Exempt Fund
Pilot Short-Term Tax-Exempt Diversified Fund
Combined Portfolio of Investments (Continued)

September 30, 1996


              PRINCIPAL
               AMOUNT                                                                                  VALUE
------------------------------------------------------------------------------------------------------------------------------------
                Pilot                                                                                  Pilot
              Short-Term                                                                             Short-Term
 Nations      Tax Exempt                                                    Nations                  Tax Exempt
Tax Exempt   Diversified                      SECURITY                    Tax Exempt                Diversified
  Fund          Fund                        DESCRIPTIONS                      Fund                     Fund            Combined
------------------------------------------------------------------------------------------------------------------------------------

                                       COLORADO (Continued)
$21,000,000       $0   $21,000,000     Moffat (County of), Colorado,
                                         PCR, CFC Guarantee,
                                       3.950% 07/01/20 +                   $21,000,000                    $0            $21,000,000
  2,000,000        0     2,000,000     University of Colorado,
                                        University Revenues, Morgan
                                        Guaranty Trust Company SBPA,
                                        Series A,
                                        3.50%  06/01/20 +                    2,000,000                     0              2,000,000
                                                                             -----------------------------------------------------
                                                                            51,605,000                 10,023,528        61,628,528
                                                                             -----------------------------------------------------
                                      CONNECTICUT - 0.1%
  2,100,000        0    2,100,000     Connecticut (State of),
                                       Housing Finance Authority, AMT,
                                       3.650% 04/10/97                       2,100,000                     0              2,100,000
                                                                             ------------------------------------------------------
                                      DELAWARE - 1.3%
 24,000,000        0   24,000,000     Delaware (State of), Economic
                                       Development Authority
                                       Revenue, Hospital
                                       Billing, Series C, MBIA
                                       Insured, Morgan Stanley
                                       Group, Inc. SBPA,
                                       3.900% 12/01/15 +                    24,000,000                     0             24,000,000
                                                                            -------------------------------------------------------
                                      DISTRICT OF COLUMBIA - 0.9%
  2,900,000        0    2,900,000     District of Columbia, Hospital
                                        Revenue, (Columbia Women's
                                        Hospital),
                                        Series A, Mitsubishi Bank Ltd. LOC,
                                      4.000%  07/01/20 +                      2,900,000                    0              2,900,000
                                      District of Columbia Revenue,
                                        ACES-Georgetown University:
     0        5,700,000  5,700,000       Series C,
                                      VRN  04/01/12 +                                 0               5,700,000           5,700,000
     0        7,300,000  7,300,000       Series D,
                                      VRN  04/01/17 +                                 0               7,300,000           7,300,000
     0        1,100,000  1,100,000       Series E,
                                      VRN  04/01/18 +                                 0               1,100,000           1,100,000
                                                                              -----------------------------------------------------
                                                                              2,900,000              14,100,000          17,000,000
                                                                              -----------------------------------------------------
                                      FLORIDA - 6.4%
 10,810,000         0   10,810,000    Broward (County of),
                                       Florida, Housing Finance
                                       Authority, Multi-family
                                       Housing Revenue, (Fishermans
                                       Project), Continental Casualty
                                       Surety Bond,
                                      3.600% 11/01/07 +                      10,810,000                      0           10,810,000
                                      Dade (County of), Florida,
                                       Industrial Development Authority:
  2,200,000         0    2,200,000    (Dolphins Stadium Project), Series C,
                                       Societe Generale LOC,
                                      3.850% 01/01/16 +                       2,200,000                      0            2,200,000
  3,000,000         0    3,000,000    (Phase II Furniture Corporation
                                       Project), AMT, Sun Bank N.A. LOC,
                                      4.000% 11/01/14 +                       3,000,000                      0            3,000,000
 14,998,500         0   14,998,500    Florida (State of), Board of
                                       Education, Capital Outlay, BTP-179,
                                       Bankers Trust Company LOC,
                                      3.800% 06/01/01 +                      14,998,500                      0           14,998,500
                                      Florida (State of), Housing
                                        Finance Agency, Multi-family
                                        Housing Revenue:
  2,400,000         0    2,400,000    (Clear Lake Project), Series D,
                                       Continental Casualty Surety Bond,
                                      3.600%  01/01/34 +                      2,400,000                      0            2,400,000
  4,800,000         0    4,800,000    (Lake RMK Project), Southtrust Bank LOC,
                                      4.100% 06/01/07 +                       4,800,000                      0            4,800,000
  5,000,000         0    5,000,000    (Lakeside Project), Series B,
                                        Bankers Trust Company LOC,
                                      3.925% 08/01/06 +                       5,000,000                      0            5,000,000
  7,000,000         0    7,000,000    (Woodlands Project), Citibank LOC,
                                      3.800%  12/01/07 +                      7,000,000                      0            7,000,000
 6,000,000          0    6,000,000    Jacksonville, Florida, Health
                                       Facilities Authority, Hospital Revenue,
                                       Baptist Health Properties Project),
                                       Barnett Bank, Florida LOC,
                                       4.100% 06/01/20 ++                     6,000,000                      0            6,000,000
 2,500,000          0    2,500,000    Key West, Florida, Community
                                       Redevelopment Agency Revenue,
                                       (Pier House Joint Venture), PNC
                                       Bank, Ohio LOC,
                                      3.850%  01/01/98 +                      2,500,000                      0            2,500,000
         0    3,900,000  3,900,000    Manatee (County of), PCR,
                                       (Florida Power & Light Co. Project),
                                      VRN  09/01/24 ++                                0                   3,900,000       3,900,000
         0    5,400,000  5,400,000    Martin (County of), PCR,
                                      VRN  09/01/24 ++                                0                   5,400,000       5,400,000
10,385,000            0 10,385,000    Orange (County of), Florida,
                                       Health Facilities Authority
                                       Revenue,(SHCC Services Inc.
                                       Project), Sun Bank N.A. LOC,
                                      3.800% 12/01/23 +                      10,385,000                      0           10,385,000
 5,000,000          0    5,000,000    Orange (County of), Florida,
                                       Housing Finance Agency, Series
                                       B, AMT,
                                      3.650% 04/01/97                         5,000,000                      0            5,000,000
         0    2,680,000  2,680,000    Putnam (County of), Development
                                       Authority, PCR, Florida Power &
                                       Light Company,
                                      VRN  09/01/24 ++                                0                 2,680,000         2,680,000
 3,350,000          0    3,350,000    St. Lucie (County of), Florida,
                                       Industrial Development Authority,
                                       (Florida Convalescent Centers
                                       Project), Series A, Toronto
                                       Dominion Bank LOC,
                                      3.650% 01/01/11 +++                     3,350,000                         0         3,350,000
                                      St. Lucie (County of), Florida,
                                       PCR, (Florida Power and Light Company):
 4,500,000          0    4,500,000    3.650% 10/25/96                         4,500,000                         0         4,500,000
 8,025,000          0    8,025,000    3.650% 11/22/96                         8,025,000                         0         8,025,000
 5,000,000          0    5,000,000    3.650% 11/22/96                         5,000,000                         0         5,000,000
         0    6,700,000  6,700,000    VRN  01/01/26                                   0                 6,700,000         6,700,000
 2,000,000          0    2,000,000    University of Northern Florida,
                                       Capital Improvement, First Union
                                       National Bank of North Carolina LOC,
                                      3.800% 11/01/24 +                       2,000,000                         0         2,000,000
                                                                             -----------------------------------------------------
                                                                             96,968,500                18,680,000       115,648,500
                                                                             -----------------------------------------------------
                                      GEORGIA - 4.9%
 10,000,000         0   10,000,000    Albany-Dougherty, Georgia,
                                       Payroll Development Authority,
                                       PCR, (Philip Morris Companies
                                       Inc. Project),
                                      3.900% 10/01/05 +                      10,000,000                         0        10,000,000
          0   1,000,000  1,000,000    Burke (County of), Development
                                       Authority, PCR, Georgia Power Plant
                                       Project, 4th Series,
                                      VRN 09/30/96 ++                                 0                 1,000,000         1,000,000
          0   6,000,000  6,000,000    Cobb (County of), Development
                                       Authority, PCR, Georgia
                                       Power Plant Project,
                                       Trust Company Bank LOC,
                                      VRN  07/01/11 +                                 0                 6,000,000         6,000,000
   3,800,000         0    3,800,000   Cobb (County of), Georgia,
                                       Residential Care Facilities
                                       for the Elderly Authority, (North
                                       Georgia Presbyterian Homes,
                                       Inc. Project), Trust Company
                                       Bank LOC,
                                       3.900%  08/01/18 +                     3,800,000                         0         3,800,000
   3,000,000         0    3,000,000   Columbia (County of), Georgia,
                                       Residential Care Facilities for
                                       the Elderly Authority,
                                       (Augusta Residential Center
                                       on Aging), Trust Company Bank LOC,
                                       3.900% 01/01/21 +                      3,000,000                         0         3,000,000
   2,250,000         0    2,250,000   Columbus, Georgia, Housing
                                       Authority, Multi-family Housing
                                       Revenue, (Quail Ridge Project),
                                       Colombus Bank & Trust Company LOC,
                                      4.150% 02/01/05 +                       2,250,000                         0         2,250,000

Nations Fund
Nations Tax Exempt Fund
Pilot Short-Term Tax-Exempt Diversified Fund
Combined Portfolio of Investments (Continued)

September 30, 1996

              PRINCIPAL
               AMOUNT                                                                                  VALUE
------------------------------------------------------------------------------------------------------------------------------------
                Pilot                                                                                  Pilot
              Short-Term                                                                             Short-Term
 Nations      Tax Exempt                                                    Nations                  Tax Exempt
Tax Exempt   Diversified                      SECURITY                    Tax Exempt                Diversified
  Fund          Fund                        DESCRIPTIONS                      Fund                     Fund            Combined
------------------------------------------------------------------------------------------------------------------------------------

                                      GEORGIA (Continued)
  $3,755,000        $0   $3,755,000   Columbus, Georgia, Industrial
                                       Development Revenue, (Parisian Inc.
                                       Project),
                                       Columbus Bank & Trust Company LOC,
                                      4.200% 04/01/07 +                      $3,755,000                        $0        $3,755,000
           0   2,200,000  2,200,000   Dekalb (County of), Georgia, Atlantic
                                       Jewish Federation, Wachovia Bank LOC,
                                      VRN  08/01/21 +                                 0                 2,200,000         2,200,000
                                      Dekalb (County of), Georgia, Hospital
                                       Authority, Revenue Anticipation
                                       Certificates:
   3,960,000         0    3,960,000   (Dekalb Medical Center Project),
                                        Trust Company Bank LOC,
                                      3.900% 09/01/09 +                       3,960,000                         0         3,960,000
   2,000,000         0    2,000,000   (Egleston Childrens Health),
                                      Series A, SunTrust Bank, Atlanta LOC,
                                      3.800% 12/01/17 +                       2,000,000                         0         2,000,000
                                      Dekalb (County of), Georgia,
                                       Housing Authority, Multi-family
                                       Housing Revenue:
   5,430,000         0    5,430,000   (Haystack Apartment Projects), AMT,
                                       General Electric Capital Corporation
                                       LOC,
                                      4.150% 12/01/20 +                       5,430,000                         0         5,430,000
   6,625,000         0    6,625,000   (Stone Mill Run Apartments Project),
                                       Series A, AMT, First Tennessee Bank LOC,
                                      4.000% 08/01/27 +                       6,625,000                         0         6,625,000
   5,000,000         0    5,000,000   (Terrace Club Project), Series B,
                                       Southtrust Bank LOC,
                                      4.000% 11/01/15 +                       5,000,000                         0         5,000,000
           0   6,600,000  6,600,000   Fulco Hospital Authority Revenue,
                                       Piedmont Hospital Project,
                                       Trust Company Bank LOC,
                                      VRN  02/01/07 +                                 0                 6,600,000         6,600,000
   2,900,000         0    2,900,000   Greene (County of), Georgia,
                                        Industrial Development
                                        Authority Revenue,
                                        (Chipman-Union Inc. Project),
                                        Series A, AMT, Trust Company
                                        Bank LOC,
                                       4.000% 03/01/05 +                      2,900,000                         0         2,900,000
   3,700,000         0    3,700,000    Gwinnett (County of), Georgia,
                                        Industrial Development Revenue,
                                        (United Stationers Company
                                        Project), PNC Bank LOC,
                                       3.850% 12/31/02 +      .               3,700,000                         0         3,700,000
   3,000,000         0    3,000,000    Henry (County of), Georgia,
                                        Development Authority
                                        Revenue, (Georgia-Pacific
                                        Corporation Project), Trust
                                        Company Bank LOC,
                                       3.900% 05/01/04 +                      3,000,000                         0         3,000,000
           0     400,000    400,000    Monroe (County of), Development
                                        Authority, PCR,
                                       VRN  07/01/25 ++                               0                   400,000           400,000
   5,000,000         0    5,000,000    Smyrna, Georgia, Multi-family
                                        Housing Authority Revenue,
                                        (Post VY Project),
                                        FNMA Collateralized,
           0   2,400,000  2,400,000    State of Georgia, GO
                                       6.500%  12/01/96                               0                 2,411,785         2,411,785
   4,000,000         0    4,000,000    Tallapoosa, Georgia,
                                        Development Authority Revenue,
                                        (U.S. Canada Company Project),
                                        Harris Trust & Savings Bank LOC,
                                       3.850% 02/01/15 +                      4,000,000                         0         4,000,000
   5,000,000         0    5,000,000    Thomaston-Upson (County of),
                                        Georgia, Industrial
                                        Development Revenue,
                                        Quad/Thomaston Project),
                                        First Union National Bank,
                                        Charlotte LOC,
                                       3.950% 04/01/00 +                      5,000,000                         0         5,000,000
           0     510,000    510,000    Walton County, School District,
                                       5.00%  01/01/97                                0                   511,369           511,369
                                                                             -----------------------------------------------------
                                                                             69,420,000                19,123,154        88,543,154
                                                                             -----------------------------------------------------
                                       IDAHO - 1.6%
  20,000,000         0   20,000,000    Idaho Health Facilities
                                        Authority, Holy Cross Health Sytems
                                        Corporation Revenue, Morgan
                                        Guaranty Trust Company LOC,
                                       3.850% 12/01/23 +                     20,000,000                        0        20,000,000
   9,000,000         0    9,000,000    Idaho (State of),
                                        Tax Anticipation Notes,
                                       4.500% 06/30/97                        9,038,681                        0         9,038,681
                                                                             -----------------------------------------------------
                                                                             29,038,681                        0        29,038,681
                                                                             -----------------------------------------------------
                                       ILLINOIS - 8.8%
   5,775,000         0    5,775,000    Chicago, Illinois, Industrial
                                        Development Revenue, (Eli's
                                        Chicago's Finest Inc.),
                                        First Bank LOC,
                                       4.050% 11/01/26 +                      5,775,000                        0         5,775,000
                                       Chicago, Illinois, O'Hare
                                        International Airport,
                                        American Airlines Inc., AMT,
                                        Royal Bank of Canada  LOC:
   3,500,000         0    3,500,000    Series C,
                                       4.000% 12/01/17++                      3,500,000                        0         3,500,000
   3,000,000         0    3,000,000    Series D,
                                       4.000% 12/01/17++                      3,000,000                        0         3,000,000
                                       Du Page Water Commission
                                        Revenue, Pre-refunded:
        0     1,250,000   1,250,000    6.800%  5/01/97                                0                1,296,374         1,296,374
        0     4,250,000   4,250,000    6.875%  5/01/97                                0                4,407,641         4,407,641
                                       Illinois (State of),
                                        Development Finance Authority:
  26,100,000         0   26,100,000    (Chicago Symphony Orchestra),
                                        Northern Trust Company LOC,
                                       3.900% 12/01/28 +                     26,100,000                        0        26,100,000
   2,025,000         0    2,025,000    (L. Karp & Sons Inc.),
                                        American National Bank &
                                        Trust Company, Chicago LOC,
                                       4.150% 09/01/05 +                      2,025,000                        0         2,025,000
   2,000,000         0    2,000,000    (Residential Rental - River Oak),
                                        AMT, Swiss Bank LOC,
                                       3.900% 12/15/19 +                      2,000,000                        0         2,000,000
   9,000,000         0    9,000,000    (Roosevelt University Project),
                                        American National Bank
                                        & Trust Company LOC,
                                       3.850% 04/01/25 +                      9,000,000                        0         9,000,000
   2,200,000         0    2,200,000    Illinois (State of),
                                        Development Finance Authority,
                                        Economic Development Revenue,
                                        (Addison 450 LP Project),
                                        American National Bank & Trust
                                        Company LOC,
                                       4.000% 12/01/09 +                      2,200,000                        0         2,200,000
                                       Illinois (State of),
                                        Development Finance Authority,
                                        Industrial Development Revenue:
   2,000,000         0    2,000,000    (MTI Project), AMT, Industrial
                                        Bank of Japan Ltd., NY LOC,
                                       4.125% 01/01/09 +                      2,000,000                        0         2,000,000
   3,200,000         0    3,200,000    (Randolph Pickle Corporation),
                                         AMT, American National Bank
                                         & Trust Company LOC,
                                       4.050% 06/01/12 +                      3,200,000                        0         3,200,000
   2,515,000         0    2,515,000    (Xavier University), American
                                        National Bank & Trust Company LOC,
                                       3.850% 10/01/12 +                      2,515,000                        0         2,515,000
                                       Illinois (State of), Development
                                        Finance Authority, PCR:
   2,500,000         0    2,500,000    (Diamond Star Meters Project),
                                        Mitsubishi Bank Ltd. LOC,
                                       4.100% 12/01/08 ++                     2,500,000                        0         2,500,000
   7,100,000         0    7,100,000    (Edison Company Project),
                                        Series C, ABN-AMRO Bank LOC,
                                       3.850% 03/01/09 +                      7,100,000                        0         7,100,000
                                       (Illinois Power Company Project), AMT:
   6,500,000         0    6,500,000    Canadian Imperial Bank of Canada LOC,
                                       3.850% 02/13/97 #                      6,500,000                        0         6,500,000
                                       Illinois (State of),
                                        Development Finance Authority,
                                        PCR (Continued):
   9,300,000         0    9,300,000    Series B, AMT, Mitsubishi Bank Ltd. LOC,
                                       4.000% 03/01/17 +                      9,300,000                        0         9,300,000


Nations Fund
Nations Tax Exempt Fund
Pilot Short-Term Tax-Exempt Diversified Fund
Combined Portfolio of Investments (Continued)

September 30, 1996


              PRINCIPAL
               AMOUNT                                                                                  VALUE
------------------------------------------------------------------------------------------------------------------------------------
                Pilot                                                                                  Pilot
              Short-Term                                                                             Short-Term
 Nations      Tax Exempt                                                    Nations                  Tax Exempt
Tax Exempt   Diversified                      SECURITY                    Tax Exempt                Diversified
  Fund          Fund                        DESCRIPTIONS                      Fund                     Fund            Combined
------------------------------------------------------------------------------------------------------------------------------------
                                       ILLINOIS (Continued)
                                       Illinois (State of), Educational
                                        Facilities Revenue:
  $3,700,000        $0   $3,700,000    (Illinois Institute of Technology),
                                        Series A, NBD Bank N.A.;
                                        Northern Trust Company;
                                        and Harris Trust & Savings Bank LOC,
                                       3.850% 09/01/25 +                     $3,700,000                       $0        $3,700,000
  12,930,000         0   12,930,000    (University Pooled  Financing
                                        Program), FGIC Insured,
                                        First National Bank of Chicago SBPA,
                                       3.900% 12/02/05 +                     12,930,000                        0        12,930,000
                                       Illinois (State of), Health
                                        Facilities Authority Revenue:
                                        (Evanston Hospital Corporation Project):
   5,000,000         0    5,000,000    3.750% 02/28/97                        5,000,000                        0         5,000,000
   7,000,000         0    7,000,000    Series B,
                                       3.150% 01/31/97         .              7,000,000                        0         7,000,000
   5,000,000         0    5,000,000    Series 96,
                                       3.950% 08/15/97                        5,000,000                        0         5,000,000
   6,700,000         0    6,700,000    (The Streeterville Corporation
                                        Project), First National Bank of
                                        Chicago LOC,
                                       3.850% 08/15/24 +                      6,700,000                        0         6,700,000
                                       Illinois (State of), Sales
                                        Tax Revnue, Pre-refunded:
           0   1,400,000  1,400,000    7.500%  06/15/06                               0               1,463,258         1,463,258
           0   1,000,000  1,000,000    7.600%  06/15/07                               0               1,045,872         1,045,872
   4,500,000         0    4,500,000    Kane (County of), Illinois,
                                        Revenue Bonds, (Glenwood School
                                        For Boys),
                                        Harris Trust & Savings Bank,
                                        Illinois LOC,
                                       3.850% 02/01/28 +                      4,500,000                       0         4,500,000
   3,200,000         0    3,200,000    Kane (County of), Illinois,
                                        Unified School District No. 304,
                                        Tax Anticipation Warrants,
                                       4.150% 12/03/96                        3,202,133                       0         3,202,133
   4,600,000         0    4,600,000    Orland Park, Illinois, Industrial
                                        Development Revenue,
                                        (Panduit Corporation Project),
                                        AMT, Wachovia Bank LOC,
                                       4.000% 04/01/31 +                      4,600,000                0         4,600,000
   7,195,000         0    7,195,000    Richton Park, Illinois,
                                        Industrial Development Revenue,
                                        (Sinter Metals Inc. Project),
                                        AMT, Mellon Bank LOC,
                                       4.050% 04/01/16 +                      7,195,000                0         7,195,000
   1,900,000         0    1,900,000    Southwestern Illinois
                                        Development Authority,
                                        Industrial Development Revenue,
                                        (Robinson Steel Company
                                        Inc. Project), AMT,
                                        American National Bank & Trust
                                        Company LOC,
                                       4.000% 12/01/06 +                      1,900,000                0         1,900,000
   3,000,000         0    3,000,000    Winnebago & Boone (Counties of),
                                        Illinois, School District No. 205,
                                        Tax Anticipation Warrants,
                                        FSA Insured,
                                       4.350% 10/30/96                        3,002,803                0         3,002,803
                                                                          -----------------------------------------------------
                                                                            151,444,936        8,213,145       159,658,081
                                                                          -----------------------------------------------------
                                       INDIANA - 4.6%
   7,000,000         0    7,000,000    Carmel Clay, Indiana, Tax
                                        Anticipation Warrants,
                                        General Funding,
                                       3.750% 12/31/96                        7,003,347                0         7,003,347
           0   6,700,000  6,700,000    Indiana Health Facilities
                                         Finance Authority, Hospital
                                         Revenue, ACES-Methodist
                                         Hospital, Series B,
                                       VRN  09/01/22 +                                0         6,700,000        6,700,000
  30,000,000         0   30,000,000    Indiana (State of), Bond Bank,
                                        Advance Funding Program,
                                        Promissory Notes,
                                       4.250% 01/09/97                       30,069,210                0        30,069,210
                                       Indiana (State of),
                                        Development Finance Authority,
                                        Economic Development Revenue:
   2,400,000         0    2,400,000    (Fischer Enterprises Ltd Project),
                                        PNC Bank LOC,
                                       4.000% 11/01/01 +                      2,400,000                0         2,400,000
   2,600,000         0    2,600,000    (Walker-Williams Lumber), AMT,
                                        Columbus Bank & Trust Company LOC,
                                       4.200% 01/01/09 +                      2,600,000                0         2,600,000
   2,500,000         0    2,500,000    Indianapolis, Indiana,
                                        Economic Development Revenue,
                                        (Art Center of Indianapolis
                                        Project), Bank One, Indiana LOC,
                                       3.950% 02/01/98 +                      2,500,000                0         2,500,000
   3,300,000         0    3,300,000    Indianapolis, Indiana,
                                        Multi-family Housing Revenue,
                                        (El Beulah Retirement Village),
                                        National Bank of Detroit LOC,
                                       3.850% 03/01/21 +                      3,300,000                0         3,300,000
   3,500,000         0    3,500,000    Purdue University, Indiana,
                                        University Revenue, Student
                                        Fee, Series K,
                                       3.800% 07/01/20 +                      3,500,000                0         3,500,000
  16,255,000         0   16,255,000    Sullivan, Indiana, PCR,
                                        National Rural/CFC Insured,
                                       3.550% 10/25/96                       16,255,000                0        16,255,000
   9,500,000         0    9,500,000    Vigo (County of), Indiana,
                                        General Funded Warrants,
                                       3.500% 12/27/96                        9,503,312                0         9,503,312
                                                                         -----------------------------------------------------
                                                                             77,130,869        6,700,000        83,830,869
                                                                         -----------------------------------------------------
                                       IOWA - 0.4%
   7,000,000         0    7,000,000    Iowa (State of), Corporation
                                        Warrant Certificates, Series A,
                                        FSA Insured-State Aid Withholding,
                                       4.750% 06/27/97 #                      7,039,672                0         7,039,672
                                                                          -----------------------------------------------------
                                       KANSAS - 1.3%
   9,600,000         0    9,600,000    Kansas (State of),
                                        Development Finance Authority,
                                        (Seaboard Projects), Series A,
                                        AMT, Bank of New York LOC,
                                       4.050% 12/02/25 +                      9,600,000                0         9,600,000
  10,200,000         0   10,200,000    Olathe, Kansas, Educational
                                        Facilities Revenue, (Kansas
                                        Independent College Association),
                                        Series A, Marine Midland Bank LOC,
                                       3.800% 07/01/24 +                     10,200,000                0        10,200,000
   3,000,000         0    3,000,000    Wichita, Kansas, Industrial
                                        Revenue, (Brenner Tank Inc. Project),
                                        AMT,
                                        Bank One LOC,
                                       4.050% 12/01/05 +                      3,000,000                0         3,000,000
                                                                           -----------------------------------------------------
                                                                             22,800,000                0        22,800,000
                                                                           -----------------------------------------------------
                                       KENTUCKY - 2.2%
    1,800,000        0    1,800,000    Hopkinsville, Kentucky,
                                        Industrial Building Revenue,
                                        (Brazeway Inc. Project), AMT,
                                       4.000% 06/01/04 +                      1,800,000                0         1,800,000
    5,000,000        0    5,000,000    Jefferson (County of),
                                        Kentucky, Board of Education
                                        Revenue, Anticipation Notes,
                                       Series N,
                                       3.970% 06/30/97                        5,002,515                0         5,002,515
    6,200,000        0    6,200,000    Kentucky League of Cities,
                                        Revenue Anticipation Notes,
                                        (Madisonville), Series B,
                                        Bank One, Kentucky LOC,
                                       3.950% 03/01/97 +                      6,200,000                0         6,200,000
    2,600,000        0    2,600,000    Kentucky (Rural), Economic
                                        Development Authority,
                                        Industrial Building Revenue,
                                        (Technos Corporation Project),
                                        AMT, Industrial Bank of Japan,
                                        Ltd. LOC,
                                       4.400% 12/01/09 +                      2,600,000                0         2,600,000
    3,500,000        0    3,500,000    Lebanon, Kentucky, Industrial
                                        Development Revenue, (Wallace
                                        Computer Services Inc.), AMT,
                                        Wachovia Bank, Georgia LOC,
                                       4.000%  06/01/19 +                     3,500,000                0         3,500,000


Nations Fund
Nations Tax Exempt Fund
Pilot Short-Term Tax-Exempt Diversified Fund
Combined Portfolio of Investments (Continued)

September 30, 1996


              PRINCIPAL
               AMOUNT                                                                                  VALUE
------------------------------------------------------------------------------------------------------------------------------------
                Pilot                                                                                  Pilot
              Short-Term                                                                             Short-Term
 Nations      Tax Exempt                                                    Nations                  Tax Exempt
Tax Exempt   Diversified                      SECURITY                    Tax Exempt                Diversified
  Fund          Fund                        DESCRIPTIONS                      Fund                     Fund            Combined
------------------------------------------------------------------------------------------------------------------------------------

                                       KENTUCKY (Continued)
   $4,525,000       $0   $4,525,000    Lexington-Fayette, Kentucky,
                                        Psychiatric Hospital Revenue,
                                        (Charter Ridge Hospital
                                        Project), Bankers Trust Company LOC,
                                       3.750% 03/01/05 +                     $4,525,000               $0        $4,525,000
                                       Lexington-Fayette, Kentucky, Urban
                                        County Airport Corporation Revenue,
                                        AMT,
                                        Credit Local de France LOC:
    1,100,000        0    1,100,000    Series A,
                                       4.100% 04/01/24 ++                     1,100,000                0         1,100,000
    3,100,000        0    3,100,000    Series B,
                                       4.100% 04/01/24 ++                     3,100,000                0         3,100,000
    5,630,000        0    5,630,000    Louisville and Jefferson
                                        (Counties of), Kentucky,
                                        Visitors and Convention Commission,
                                        FSA Insured,
                                       3.950% 01/01/24 +                      5,630,000                0         5,630,000
        0     5,900,000   5,900,000    Mason (County of), Eastern
                                        Kentucky Power Company, CFC LOC,
                                       VRN  10/15/14 +                                0          5,900,000       5,900,000
                                                                            -----------------------------------------------------
                                                                             33,457,515          5,900,000      39,357,515
                                                                            -----------------------------------------------------
                                       LOUISIANA - 2.7%
    8,000,000     0       8,000,000    Ascension Parish, Louisiana,
                                        PCR, (Borden Inc. Project),
                                        Credit Suisse LOC,
                                       3.900% 12/01/09 +                      8,000,000                0         8,000,000
    6,050,000     0       6,050,000    Caddo Parish, Louisiana,
                                        Industrial Development Board,
                                        (Frymaster Corporation Project),
                                        Chemical Bank LOC,
                                       3.850% 01/01/03 +                      6,050,000                0         6,050,000
        0     1,000,000   1,000,000    East Baton Rouge, Mortgage
                                        Finance Authority,
                                        Single-family Housing,
                                       3.850%  10/01/26 +                                      1,000,000         1,000,000
    5,100,000     0       5,100,000    Louisiana (State of),
                                        Public Facilities Authority,
                                        Hospital Revenue,
                                        (Charter Forest Hospital Project),
                                        Bankers Trust Company LOC,
                                       3.850% 12/01/13 +                      5,100,000                0         5,100,000
   20,225,000     0      20,225,000    Louisiana (State of),
                                        Public Facilities Authority,
                                        PCR, (Ciba-Geigy
                                        Corporation Project),
                                        Swiss Bank LOC,
                                       3.900% 12/01/04 +                     20,225,000                0        20,225,000
        0     4,000,000   4,000,000    Louisiana (State of),
                                        Reference, Series A,
                                       7.00%  08/01//02                               0        4,180,303         4,180,303
    4,700,000     0       4,700,000    South Louisiana, Port
                                        Commission, Marine Term
                                        Facilities Revenue,
                                        (Occidental Petroleum),
                                        Credit Suisse LOC,
                                       3.900% 07/01/21 +                      4,700,000                0         4,700,000
                                                                           -----------------------------------------------------
                                                                             44,075,000        5,180,303        49,255,303
                                                                           -----------------------------------------------------
                                       MAINE - 1.3%
   18,150,000      0     18,150,000    Maine (State of), Solid Waste
                                        Resources Recovery Revenue,
                                        Series K, AMT,
                                        Midland Bank Plc LOC,
                                       3.950% 07/01/12+                      18,150,000                0        18,150,000
    5,000,000      0      5,000,000    Maine (State of), Tax
                                        Anticipation Notes,
                                       4.500% 06/27/97 +                      5,022,155                0         5,022,155
                                                                            -----------------------------------------------------
                                                                             23,172,155                0        23,172,155
                                                                            -----------------------------------------------------
                                       MARYLAND - 0.9%
    6,600,000      0      6,600,000    Baltimore (City of),
                                        Maryland, Economic
                                        Development Authority
                                        Revenue, (Blue Circle Inc.
                                        Project), Den Danske Bank LOC,
                                       3.800% 12/01/17 +                      6,600,000                0         6,600,000
    3,300,000      0      3,300,000    Baltimore (City of),
                                        Maryland, Port Facilities
                                        Authority, (Occidental
                                        Petroleum Company),
                                        National Westminster Bank Plc LOC,
                                       3.500% 10/14/11 +++                    3,300,000                0         3,300,000
    4,750,000      0      4,750,000    Maryland (State of), Economic
                                        Development Revenue,
                                        (General Binding Corporation
                                        Project), AMT, Harris Trust &
                                        Savings Bank LOC,
                                       4.000% 03/01/26 +                      4,750,000                0         4,750,000
    2,300,000      0      2,300,000    Maryland (State of), Industrial
                                        Development Finance Authority,
                                        (Rock-Tennessee Converting
                                        Company), AMT, Trust Company
                                        Bank LOC,
                                       4.000% 05/01/06 +                      2,300,000                0         2,300,000
                                                                           -----------------------------------------------------
                                                                             16,950,000                0        16,950,000
                                                                           -----------------------------------------------------
                                       MICHIGAN - 1.6%
    3,425,000      0     3,425,000     Jackson (County of), Michigan,
                                        Economic Development
                                        Corporation, Industrial
                                        Development Revenue, (Jackson
                                        Association LLC), Bank One,
                                        Dayton LOC,
                                       3.950% 10/01/14 +                      3,425,000                0         3,425,000
    8,000,000      0     8,000,000     Michigan (State of), Hospital
                                        Financing Authority Revenue,
                                        (St. Mary Hospital of Livonia),
                                        Series A, Comerica Bank LOC,
                                       3.950% 07/01/17 +                      8,000,000                0         8,000,000
    3,000,000      0     3,000,000     Michigan (State of), Housing
                                        Development Authority,
                                        Limited Obligation Revenue,
                                        (Pine Ridge Project), National
                                        Westminster Bank Plc LOC,
                                       3.900% 10/01/07 +                      3,000,000                0         3,000,000
    2,600,000      0     2,600,000     Michigan (State of), Strategic
                                        Funding Ltd. Obligation
                                        Revenue, (Uni Boring Company
                                        Inc.), National Bank of
                                        Detroit LOC,
                                       3.900% 12/01/98 +                      2,600,000                0         2,600,000
       0     4,150,000   4,150,000     Michigan (State of),
                                        Underground Revenue
                                        Bonds, (AMBAC - LOC),
                                       5.000%  05/01/97                               0        4,180,427         4,180,427
       0     7,600,000   7,600,000     University of Michigan,
                                        Hospital Revenue, Series A,
                                       VRN  12/01/19 ++                               0        7,600,000         7,600,000
       0       800,000     800,000     University of Michigan Revenue,
                                        Medical Services Plan, Series A,
                                       VRN  12/01/27 ++                               0          800,000           800,000
                                                                            -----------------------------------------------------
                                                                             17,025,000       12,580,427        29,605,427
                                                                            -----------------------------------------------------
                                       MINNESOTA - 1.4%
 5,500,000        0      5,500,000     Duluth, Minnesota, Health
                                        Care Facilities Revenue,
                                        (Miller-Dwan Medical Center),
                                        Series A, Citibank LOC,
                                       3.800% 04/01/19 +      .               5,500,000                0         5,500,000
 6,050,000        0      6,050,000     Minneapolis, Minnesota,
                                        Community Development Agency Revenue,
                                        (Arena Acquisition Project),
                                        Series A, First Bank LOC,
                                       3.850% 10/01/24 +                      6,050,000                0         6,050,000
                                       Minneapolis, Minnesota, School
                                        District, Tax & AID:
    0       3,000,000    3,000,000     4.500%  09/09/97 *                             0        3,017,620         3,017,620
    0       3,000,000    3,000,000     TAN, Series B, (SD Credit
                                        Program - LOC),
                                       4.000%  03/14/97                               0        3,009,786         3,009,786
    0       1,600,000    1,600,000     Minneapolis, Minnesota,
                                        Special School District,
                                        (SD Credit Program - LOC),
                                       5.000%  02/01/97                               0        1,607,804         1,607,804
6,000,000       0        6,000,000     Rochester (City of),
                                        Minnesota, Health Care
                                        Facilities Revenue, (Mayo
                                        Medical Center),
                                        Series 92,
                                       3.650% 10/24/96                        6,000,000                0         6,000,000
                                                                            -----------------------------------------------------
                                                                             17,550,000        7,635,210        25,185,210
                                                                            -----------------------------------------------------

                                       MISSISSIPPI - 1.1%
   0        5,000,000     5,000,000    Grenada (County of), Georgia
                                        Pacific Corporation Project,
                                        Sumitomo Bank LOC,
                                       VRN  12/01/14 +++                             0         5,000,000         5,000,000


Nations Fund
Nations Tax Exempt Fund
Pilot Short-Term Tax-Exempt Diversified Fund
Combined Portfolio of Investments (Continued)

September 30, 1996


              PRINCIPAL
               AMOUNT                                                                                  VALUE
------------------------------------------------------------------------------------------------------------------------------------
                Pilot                                                                                  Pilot
              Short-Term                                                                             Short-Term
 Nations      Tax Exempt                                                    Nations                  Tax Exempt
Tax Exempt   Diversified                      SECURITY                    Tax Exempt                Diversified
  Fund          Fund                        DESCRIPTIONS                      Fund                     Fund            Combined
------------------------------------------------------------------------------------------------------------------------------------

                                       MISSISSIPPI (Continued)
$6,200,000      $0       $6,200,000    Lawrence (County of),
                                        Mississippi, PCR,
                                        (Georgia-Pacific
                                        Corporation Project), Bank
                                        of Tokyo LOC,
                                       3.925% 12/01/00 +                     $6,200,000               $0        $6,200,000
 2,900,000       0        2,900,000    Mississippi Business
                                        Finance Corporation,
                                        Industrial Development
                                        Revenue, AMT:
                                        (Choctaw Maid Farms Inc.
                                        Project), Rabobank
                                        Nederland LOC,
                                       4.000% 03/01/10 +                      2,900,000                0         2,900,000
 3,000,000       0        3,000,000    (Nitek Metal Services
                                        Inc. Project), AMT, Bank
                                        of Tokyo LOC,
                                       4.050% 03/01/05 +                      3,000,000                0         3,000,000
     0     2,100,000      2,100,000    Mississippi State, GO,
                                       4.500%  09/01/97                               0        2,111,732         2,111,732
                                                                           -----------------------------------------------------
                                                                             12,100,000        7,111,732        19,211,732
                                                                           -----------------------------------------------------
                                       MISSOURI - 5.5%
                                       Kansas City, Missouri,
                                        Industrial Development Revenue:
     0     4,000,000      4,000,000    VRN  12/31/08 +                                0        4,000,000         4,000,000
5,000,000        0        5,000,000    (Owens-Illinois Inc. Project),
                                       3.750% 12/31/08 +                      5,000,000                0         5,000,000
     0    14,700,000     14,700,000    Kansas City, Missouri,
                                        Multi-family Housing Revenue,
                                        Timblane Village Apartments
                                        Project, Security Pacific
                                        National Bank LOC,
                                       VRN  06/01/08 +                                0       14,700,000        14,700,000
                                       Missouri (State of), Health
                                        & Educational Facilities
                                        Authority Revenue:
     0      2,550,000     2,550,000    VRN  09/01/10 +                                0        2,550,000         2,550,000
     0      1,500,000     1,500,000   (ACES-SSM Health Care Project),
                                        Series A, Industrial Bank
                                        of Japan LOC,
                                       VRN  12/01/15 +                                0        1,500,000         1,500,000
     0     15,490,000    15,490,000   (Barnes Hospital Project),
                                        Morgn Stanley LOC,
                                       VRN  12/01/15 +                                0       15,490,000        15,490,000
     0        250,000       250,000   (Christian Health Servies,
                                        Series B, Morgan Guaranty LOC,
                                      VRN  11/01/19 +                                 0          250,000           250,000
                                      (Sisters of Mercy Health):
     0      9,600,000     9,600,000   VRN  06/01/19 +                                 0        9,600,000         9,600,000
10,000,000        0      10,000,000   Series B, ABN-AMRO Bank LOC.
                                      3.800% 12/01/16 +                      10,000,000                0        10,000,000
     0      6,100,000     6,100,000   Series D,
                                      VRN  06/01/19 +                                 0        6,100,000         6,100,000
                                      Missouri (State of), Environment
                                        Improvement & Energy Authority:
     0      9,500,000    9,500,000    VRN  07/01/17                                   0        9,500,000         9,500,000
     0      3,000,000    3,000,000    Sanwa Bank LOC,
                                      VRN  10/01/02                                   0        3,000,000         3,000,000
 9,725,000        0      9,725,000    Platte (County of), Missouri,
                                        Industrial Development
                                        Authority, Multi-family Housing
                                        Revenue, (Wexford Place
                                        Project),  Bank One LOC,
                                      3.950% 04/01/28 +                       9,725,000                0         9,725,000
                                      St. Charles (County of), Missouri,
                                        Development Authority,
                                        Industrial Revenue:
 2,400,000        0      2,400,000    (Venture Stores Inc. Project),
                                        Bank of Nova Scotia LOC,
                                      3.900% 10/01/06 +                       2,400,000                0         2,400,000
     0     1,000,000     1,000,000    St. Louis Industrial
                                        Development Authority,
                                      VRN  05/01/2009                                 0        1,000,000         1,000,000
     0     3,500,000     3,500,000    St. Louis Tax and Revenue
                                        Anticipation Notes,
                                      4.750%  06/30/97                                0        3,519,615         3,519,615
     0     2,400,000     2,400,000    University of Missouri
                                        Capital Projects,
                                      4.750%  06/30/97                                0        2,413,126         2,413,126
                                                                             -----------------------------------------------------
                                                                             27,125,000       73,622,741       100,747,741
                                                                             ----------------------------------------------------
                                      MONTANA - 0.0%
     0     1,400,000    1,400,000     Montana Health Facilities
                                        Authority Revenue,
                                        (Healthcare Pooled
                                        Loan Project), Series A,
                                        FGIC Insured,
                                      VRN  12/0/1/15 +                                0        1,400,000         1,400,000
     0     5,800,000    5,800,000     Montana State Boeard of
                                        Investments, Payroll Tax
                                        Workers Compensation,
                                      VRN  06/01/20 +                                 0        5,800,000         5,800,000
                                                                            -----------------------------------------------------
                                                                                      0        7,200,000         7,200,000
                                                                            -----------------------------------------------------
                                      NEBRASKA - 0.5%
 5,000,000       0       5,000,000    Omaha, Nebraska, Public
                                        Power District,
                                      3.550% 10/25/96                         5,000,000                0         5,000,000
 4,000,000       0       4,000,000    York, Nebraska, Industrial
                                        Development Revenue,
                                        (Sunstrand Corporation
                                        Project), AMT, Union Bank
                                        of Switzerland LOC,
                                      3.650% 08/01/17 +                       4,000,000                0         4,000,000
                                                                            ---------------------------------------------------
                                                                              9,000,000                0         9,000,000
                                                                            ----------------------------------------------------
                                     NEW HAMPSHIRE - 0.9%
15,500,000       0      15,500,000   New Hampshire (State of),
                                        Housing Finance Authority,
                                        Series 1,
                                        Multi-family Housing, Manchester),
                                        PNC Bank LOC,
                                     3.850% 12/01/12 +                       15,500,000                0        15,500,000
                                                                           ---------------------------------------------------
                                     NEW JERSEY - 0.3%
 5,000,000       0       5,000,000   Jersey City, New Jersey,
                                        Anticipation Notes,
                                     4.500% 09/26/97                          5,021,313                0         5,021,313
                                                                            -----------------------------------------------------
                                     NEW MEXICO - 0.2%
 3,100,000       0       3,100,000   Albuquerque, New Mexico,
                                        (Charter Hospital Inc.
                                        Project), Bankers Trust
                                        Company LOC,
                                     3.850% 03/01/14 +                        3,100,000                0         3,100,000
                                                                            -----------------------------------------------------
                                     NEW YORK - 0.3%
 5,000,000       0       5,000,000   Great Neck North, New York,
                                        Water Authority, Systems
                                        Revenue, Series A, FGIC Insured,
                                     3.800% 01/01/20 +                        5,000,000                0         5,000,000
      0     4,100,000    4,100,000   New York City, Series B,
                                     VRN  10/01/20 ++                                 0        4,100,000         4,100,000
      0     1,300,000    1,300,000   New York City, Series B-4, GO,
                                     VRN  08/15/22 ++                                 0        1,300,000         1,300,000
      0    16,400,000   16,400,000   New York City Municipal Water
                                        Financing Authority,
                                        Water & Sewer System
                                        Revenue, Series A, FGIC Insured,              0       16,400,000        16,400,000
                                                                            -----------------------------------------------------
                                     VRN 06/15/25 ++                          5,000,000       21,800,000        26,800,000
                                                                            -----------------------------------------------------

Nations Fund
Nations Tax Exempt Fund
Pilot Short-Term Tax-Exempt Diversified Fund
Combined Portfolio of Investments (Continued)

September 30, 1996


              PRINCIPAL
               AMOUNT                                                                                  VALUE
------------------------------------------------------------------------------------------------------------------------------------
                Pilot                                                                                  Pilot
              Short-Term                                                                             Short-Term
 Nations      Tax Exempt                                                    Nations                  Tax Exempt
Tax Exempt   Diversified                      SECURITY                    Tax Exempt                Diversified
  Fund          Fund                        DESCRIPTIONS                      Fund                     Fund            Combined
------------------------------------------------------------------------------------------------------------------------------------

                                     NORTH CAROLINA - 3.4%
$8,000,000      $0    $8,000,000     Bladen (County of), North
                                        Carolina, Industrial
                                        Facilities and Pollution
                                        Control Financing
                                        Authority, (BCH Energy
                                        LP Project), AMT, Bank of
                                        Tokyo LOC,
                                     4.050% 11/01/20 +                       $8,000,000               $0        $8,000,000
10,855,000       0    10,855,000     Charlotte (County of),
                                        North Carolina, Housing
                                        Authority, Multi-family
                                        Housing Revenue,
                                        (Merrywood Senior Adult
                                        Project), AMT, Branch Banking
                                        and Trust Company LOC,
                                     3.950% 06/01/11 +                       10,855,000                0        10,855,000
  3,000,000      0      3,000,000    Iredell, (County of),
                                        North Carolina, Industrial
                                        Facilities and Pollution
                                        Control Financing
                                        Authority, (Sullivan
                                        Corporation Project), AMT,
                                        Bank One LOC,
                                     4.050% 01/01/11 +                        3,000,000                0         3,000,000
                                     Mecklenburg (County of), North
                                        Carolina, Industrial
                                        Facilities and Pollution Control
                                        Finance Authority:
  2,000,000      0      2,000,000   (Sterigenics International Project),
                                        AMT, Comerica Bank, California LOC,
                                    3.950% 03/01/16 +                         2,000,000                0         2,000,000
  2,125,000      0      2,125,000   (Virkler Company Project), AMT,
                                    4.050% 12/01/04 +                         2,125,000                0         2,125,000
  9,020,000      0      9,020,000   Mecklenburg (County of),
                                         North Carolina, Series B, GO,
                                    4.700% 03/01/97       .                   9,074,560                0         9,074,560
                                    Raleigh Durham Airport Authority,
                                        Royal Bank of Canada - LOC:
      0     5,300,000   5,300,000   VRN  11/01/15 ++                                  0        5,300,000         5,300,000
      0     9,450,000   9,450,000   Special Facilities Revenue,
                                        American Airlines, Series A,
                                    VRN  11/01/15 ++                                  0        9,450,000         9,450,000
 4,400,000       0      4,400,000   Randolph (County of), North
                                        Carolina, Industrial
                                        Facilities and Pollution
                                        Control Financing
                                        Authority, (Wayne Steel Inc.),
                                        AMT, Bank One, Akron LOC,
                                    4.050% 09/01/05 +                         4,400,000                0         4,400,000
 3,300,000       0      3,300,000   Stanley (County of), North Carolina,
                                        Industrial Development Authority, PCR,
                                        (General Signal Corporation),
                                        Wachovia Bank LOC,
                                    3.900% 12/01/00 +                         3,300,000                0         3,300,000
 3,810,000       0      3,810,000   Winston-Salem, North Carolina,
                                        (Risk Acceptance Management
                                        Corporation Project),
                                        Certificates of Participation,
                                        Series 1988, National Westminster
                                        Bank Plc SBPA,
                                    3.950% 07/01/09 +                         3,810,000                0         3,810,000
                                                                           -----------------------------------------------------
                                                                             46,564,560       14,750,000        61,314,560
                                                                           -----------------------------------------------------
                                   OHIO - 1.7%
2,425,000        0      2,425,000  Defiance (County of), Ohio,
                                     Industrial Development Revenue, Isaac
                                     Property Company, Series A,
                                     Key Bank LOC,
                                   2.850% 07/01/00 +                          2,425,000                0         2,425,000
4,200,000        0      4,200,000  Lorain (County of), Ohio, Hospital
                                   Revenue, (Humility of Mary
                                   Health Care Corporation Hospital),
                                   Series B, PNC Bank LOC,
                                   3.850% 12/15/03 +                          4,200,000                0         4,200,000
                                   Ohio (State of), Air Quality
                                   Developement Authority:
      0     2,300,000   2,300,000  VRN 12/01/15 ++                                    0        2,300,000         2,300,000
      0     1,200,000   1,200,000  VRN 12/01/15 ++                                             1,200,000         1,200,000
10,000,000        0    10,000,000  (Duquesne Power), Union Bank of
                                   Switzerland LOC,
                                   3.950% 07/16/97      .                    10,000,000                0        10,000,000
      0     5,000,000   5,000,000  Ohio, (State of), Highway GO,
                                   4.500% due 05/15/97                                0        5,021,000         5,021,000
 3,500,000        0     3,500,000  Ohio (State of), Water Development
                                   Authority, AMT, Union Bank
                                   of Switzerland LOC,
                                   3.800% 05/01/97                            3,500,000                0         3,500,000
 2,400,000        0     2,400,000  St. Marys, Ohio, Industrial
                                   Development Revenue,
                                   (Setex Inc. Project), AMT,
                                   Industrial Bank of Japan Ltd. LOC,
                                   4.400% 12/01/01 +                          2,400,000                0         2,400,000
                                                                           -----------------------------------------------------
                                                                             22,525,000        8,521,000        31,046,000
                                                                           -----------------------------------------------------
                                   OKLAHOMA - 0.3%
 5,890,000        0     5,890,000  Oklahoma (State of), Housing
                                    Finance Agency, Single
                                    Family Housing Revenue,
                                    PFloats PT41,
                                    AMT, GNMA Collateralized,
                                    Commerzbank SBPA,
                                   4.050% 08/01/18 +                          5,890,000                0         5,890,000
                                                                           -----------------------------------------------------

                                   OREGON - 0.5%
                                   Portland (City of), Oregon,
                                   Multi-family Housing Revenue:
 1,000,000         0    1,000,000  (Union Station Project), AMT, U.S.
                                     National Bank LOC,
                                   4.000% 12/01/27 +                          1,000,000                0         1,000,000
 5,500,000         0    5,500,000  (University Park Apartments
                                    Project), Chase Manhattan Bank LOC,
                                    3.850% 10/01/11 +                          5,500,000                0         5,500,000
 2,000,000         0    2,000,000  Washington (County of),
                                    Oregon, Housing Authority,
                                    Multi-family Housing Revenue,
                                    (Cedar Mill Project), AMT,
                                    Societe Generale LOC,
                                    3.950% 09/20/25 +                          2,000,000                0         2,000,000
                                                                           -----------------------------------------------------
                                                                               8,500,000                0         8,500,000
                                                                           -----------------------------------------------------
                                   PENNSYLVANIA - 5.2%
                                   Allegheny (County of) Hospital
                                    Development Authority:
      0      2,600,000  2,600,000  VRN  03/01/20 ++                                   0        2,600,000         2,600,000
      0      8,650,000  8,650,000  VRN  03/01/20 +                                    0        8,650,000         8,650,000
                                   Allegheny (County of),
                                    Pennsylvania, Industrial
                                    Development Authority,
                                    Duquesne Power:
 5,000,000          0    5,000,000  Canadian Imperial Bank
                                    of Commerce LOC,
                                   3.750% 11/07/96                             5,000,000                0         5,000,000
 9,800,000          0    9,800,000  United Jewish Federation, Series
                                     B, PNC Bank LOC,
                                   3.850% 10/01/25 +      .                    9,800,000                0         9,800,000
                                   Delaware Valley, Pennsylvania,
                                    Regional Finance Authority:
10,000,000          0   10,000,000 Local Government Revenue, Series
                                     C, Midland Bank LOC,
                                   3.950% 12/01/20 +                          10,000,000                0        10,000,000
14,700,000          0   14,700,000 Series 1986, Midland Bank Plc LOC,
                                   3.950% 08/01/16 +                          14,700,000                0        14,700,000
10,000,000          0   10,000,000 Philadelphia, Pennsylvania, School
                                    District, Tax and Revenue Anticipation Notes,
                                    4.500% 06/30/97  10,035,876                         0        10,035,876
         0 11,200,000   11,200,000 Temple University Higher Education Revenue,
                                    4.625%  05/20/97                                    0        11,265,723        11,265,723
 5,025,000          0    5,025,000 Union (County of), Pennsylvania,  Hospital
                                    Authority Revenue,
                                   (Evangelical Community Hospital), Series B,
                                   PNC Bank LOC, 3.850% 10/01/23 +              5,025,000                0         5,025,000
                                   Venango (City of), Pennsylvania, Industrial
                                    Development Authority Revenue, AMT,
                                    National Westminster Bank Plc LOC:
10,300,000         0   0,300,000   3.700% 10/11/96                             10,300,000                0        10,300,000
 7,150,000         0   7,150,000   3.700% 10/22/96                              7,150,000                0         7,150,000




Nations Fund
Nations Tax Exempt Fund
Pilot Short-Term Tax-Exempt Diversified Fund
Combined Portfolio of Investments (Continued)

September 30, 1996


              PRINCIPAL
               AMOUNT                                                                                  VALUE
------------------------------------------------------------------------------------------------------------------------------------
                Pilot                                                                                  Pilot
              Short-Term                                                                             Short-Term
 Nations      Tax Exempt                                                    Nations                  Tax Exempt
Tax Exempt   Diversified                      SECURITY                    Tax Exempt                Diversified
  Fund          Fund                        DESCRIPTIONS                      Fund                     Fund            Combined
------------------------------------------------------------------------------------------------------------------------------------


                                                                              -----------------------------------------------------
                                                                               72,010,876       22,515,723        94,526,599
                                                                             -----------------------------------------------------


                                 RHODE ISLAND - 0.2%
 4,000,000         0   4,000,000  Rhode Island (State of), Industrial
                                   Facilities Corporation, Industrial
                                   Development Revenue, (Handy & Harman
                                   Electric Project),
                                   Bank of Nova Scotia LOC,
                                   3.950% 04/01/04 +                             4,000,000                0         4,000,000
                                                                                ------------------------------------------------


                                  SOUTH CAROLINA - 2.7%
$6,100,000         $0 $6,100,000  Charleston, South Carolina, Hospital Facilities
                                   Revenue, (Brown Schools Charleston),  Bankers
                                   Trust Company LOC,  3.650% 06/01/11 +          $6,100,000               $0        $6,100,000
 5,000,000          0  5,000,000  Charleston, South Carolina, Tax Anticipation
                                   Notes, GO,  3.600% 03/14/97
                                                                                   5,002,151                0         5,002,151
 8,700,000          0  8,700,000  Greenville (County of), South Carolina, School
                                   District, GO, 3.500% 03/01/97                   8,706,966                0         8,706,966
 5,250,000          0  5,250,000  Kershaw (County of), South Carolina, Industrial
                                   Development Revenue,(Deroyal Textiles Inc.
                                   Project), AMT, Third National Bank, Nashville
                                   LOC,  4.000% 12/01/07 +                         5,250,000                0         5,250,000
 2,370,000          0  2,370,000  South Carolina (State of), Housing Authority,
                                   Rental Housing Revenue, (Hampton Pointe
                                   Apartments Project), Bank of New York LOC,
                                   3.950% 12/01/07 +                               2,370,000                0         2,370,000
                                  South Carolina (State of),
                                   Jobs, Economic Development Authority,
                                   Health Facilities Revenue:
 5,960,000          0  5,960,000  (Martha Franks Baptist Center Project),
                                   Wachovia Bank, Columbia LOC,
                                   3.900% 04/01/19 +                              5,960,000                  0         5,960,000
 3,400,000          0  3,400,000  (Specialty Equipment Companies Project), AMT,
                                    Barclays Bank Plc LOC, 4.050% 11/01/10 +
                                                                                  3,400,000                  0         3,400,000
10,000,000          0 10,000,000  University of South Carolina, Athletic
                                   Facilities Revenue, Bond Anticipation Notes,
                                   3.200% 02/28/97                               10,000,000                  0        10,000,000
         0  2,050,000  2,050,000  York, (County of), (Electric
                                   Project NRU-84-N-1), CFC  LOC,
                                   VRN  09/15/14 +
                                                                                         0         2,050,000         2,050,000
                                                                               --------------------------------------------------
                                                                                46,789,117         2,050,000        48,839,117
                                                                                --------------------------------------------------
                                  TENNESSEE - 1.6%
 2,600,000          0  2,600,000  Chattanooga, Tennessee,
                                    Industrial Development Board,
                                   (Warehouse Row Limited Project)
                                    ABN-AMRO Bank, Nevada LOC,
                                    3.850% 12/15/12 +                             2,600,000                0         2,600,000
 6,969,000          0  6,969,000 Cumberland (County of),
                                   Tennessee, Industrial
                                   Development Board,
                                   Industrial Development
                                   Revenue, (Crossville
                                   Ceramics Company Project),
                                   American National Bank &
                                   Trust Company LOC,
                                    3.850% 01/01/00 +                             6,969,000                0         6,969,000
 2,300,000          0  2,300,000  Jackson (County of),
                                   Tennessee, Industrial
                                   Development Board,
                                   (Essette Project), Series A,
                                   Bank of America, Illinois LOC,
                                   3.950% 08/01/00 +                             2,300,000                0         2,300,000
13,150,000          0 13,150,000  Metropolitan  Government of
                                   Nashville & Davidson
                                   (Counties of), Tennessee,
                                   Health and Educational
                                   Facilities Board, (Vanderbilt
                                    University),
                                    3.500% 01/15/97 #
                                    Housing Facilities Board,
                                    Multi-family Housing
                                    Revenue, (Flag Manor), AMT,
                                    Federal Home Loan Bank,
                                    Indianapolis LOC,
                                    4.000% 01/01/23 +                            3,245,000               0         3,245,000
                                                                                --------------------------------------------------
                                                                                28,269,445               0        28,269,445
                                  TEXAS - 7.6%
 3,800,000          0 3,800,000   Bexar (County of), Texas,
                                   (Army Retirement), Series 85-B,
                                    Rabobank Nederland LOC,
                                    3.625% 07/01/11 +                            3,800,000                0         3,800,000
 1,000,000          0 1,000,000   Brazos River, Texas, Higher
                                   Educational Authority,
                                   (Hoffman-Laroche),
                                    Bankers Trust Company LOC,
                                    3.750% 04/01/02 +                            1,000,000                0         1,000,000
         0 1,065,000  1,065,000  Dallas Waterworks & Sewer,
                                   Series A, 5.900% 10/01/96                             0        1,065,000         1,065,000
         0 1,650,000  1,650,000  Dallas Waterworks Revenue
                                   Bonds, 8.000% due 10/01/97                            0        1,711,975         1,711,975
 3,000,000         0  3,000,000  El Paso, Texas, Multi-family
                                  Housing Finance Corporation,
                                  (Viva Apartments Project),
                                  AMT, General Electric                          3,000,000                0         3,000,000
         0 2,000,000 2,000,000   Gulf Coast Waste Disposal
                                  Authority, VRN  10/01/17                               0        2,000,000         2,000,000
                                  Harris (County of), Texas:
                                  Health Facilities Revenue,
                                  Development Corporation
                                  Hospital Revenue:
         0 3,700,000 3,700,000   (Children's Hospital),
                                   Series B2, NationsBank of
                                    VRN  10/01/19 +                                       0        3,700,000         3,700,000
 4,700,000         0 4,700,000  (Methodist Hospital),
                                  Methodist Hospital and
                                  Morgan Guaranty Trust
                                  Company SBPA,
                                  4.000% 12/01/25 ++                              4,700,000                0         4,700,000
 2,000,000         0 2,000,000  (St. Luke's Episcopal
                                  Hospital), Series A, St.
                                  Luke's Episcopal SBPA,
                                    4.000% 02/15/21 ++                            2,000,000                0         2,000,000
         0 2,200,000 2,200,000 (St. Luke's), Series B
                                  VRN  02/15/16 ++                                        0        2,200,000         2,200,000
 3,300,000 5,200,000 8,500,000 (St. Luke's Episcopal
                                  Hospital), Series C, Morgan
                                  Guaranty Trust Company SBPA,
                                  4.000% 02/15/16++                               3,300,000        5,200,000         8,500,000
                                  Harris (County of), Texas:
                                   Health Facilities Revenue,
                                   Development Corporation
                                   Hospital Revenue:
          0 5,200,000 5,200,000 (St. Luke's Episcopal
                                   Hospital), Series D, Morgan
                                   Guaranty Trust Company SBPA,
                                   VRN  02/15/16 ++                                                5,200,000         5,200,000
                                    Industrial Development
                                    Corporation, Industrial
                                    Development Revenue, AMT:
  4,000,000        0 4,000,000 (Forged Products Inc.
                                  Project), Banc One LOC,
                                   4.050% 05/01/03 +                             4,000,000                0         4,000,000
  4,200,000        0 4,200,000  (Zeon Chemicals Project),
                                   Industrial Bank of Japan,
                                   Ltd. LOC,
                                   4.400% 02/01/09 +                             4,200,000                0         4,200,000
 10,500,000        0 10,500,000  Toll Road, Unlimited Tax,
                                  Series G, Morgan Guaranty
                                  Trust Company SBPA,
                                   3.800% 08/01/20 +                             10,500,000               0        10,500,000
 2,000,000            2,000,000  Houston, GO,
                                  5.500%  04/01/97                                                 0        2,017,521      2,017,521
            335,000     335,000  Lewisville Water & Sewer Revenue,
                                  Pre-refunded,
                                  8.050%  02/15/97                                                 0          340,429        340,429
0 1,500,000  1,500,000            Klein Independent School                                         0        1,537,310      1,537,310
  3,700,000         0  3,700,000  McAllen, Texas, Health
                                   Facilities Development
                                   Revenue, PNC Bank LOC,
                                   3.900% 12/01/24 +                              3,700,000                0         3,700,000



Nations Fund
Nations Tax Exempt Fund
Pilot Short-Term Tax-Exempt Diversified Fund
Combined Portfolio of Investments (Continued)

September 30, 1996


              PRINCIPAL
               AMOUNT                                                                                  VALUE
------------------------------------------------------------------------------------------------------------------------------------
                Pilot                                                                                  Pilot
              Short-Term                                                                             Short-Term
 Nations      Tax Exempt                                                    Nations                  Tax Exempt
Tax Exempt   Diversified                      SECURITY                    Tax Exempt                Diversified
  Fund          Fund                        DESCRIPTIONS                      Fund                     Fund            Combined
------------------------------------------------------------------------------------------------------------------------------------



         0  1,805,000  1,805,000 North Harris, Montgomery
                                 Community College District, GO,
                                 6.100% due 02/15/97                                     0         1,821,574         1,821,574
 9,200,000         0  9,200,000 Port Development Corporation,
                                 Pasadena Term Company Project),
                                  ABN-AMRO Bank LOC,
                                   4.050% 12/01/04 +                             9,200,000                0         9,200,000



                                 TEXAS (Continued)
$2,600,000        $0 $2,600,000  Sulphur Springs, Texas,
                                   Industrial Development Authority,
                                   (Hon Industrial Inc.
                                   Project), Credit Suisse LOC,
                                   3.950% 12/01/13 +                           $2,600,000               $0        $2,600,000
17,635,000         0  17,635,000 Texas (State of), Municipal
                                   Power Agency Revenue,
                                   Pre-refunded at 100%,
                                   14.625% 03/01/97
                                   Finance Authority, Series A,
                                    6.000%  10/01/96                                 0        1,000,000         1,000,000
40,000,000         0  40,000,000 Texas (State of), Tax and
                                  Revenue Anticipation Notes,
                                  Series A,  4.750% 08/29/97        -----------------------------------------------------
                                                                           110,695,468       27,793,809       138,489,277
                                                                            -----------------------------------------------------
                                   UTAH - 1.5%
 5,000,000         0   5,000,000 Intermountain Power Agency,Utah, Power
                                  Supply Revenue, Series F, Morgan Guaranty
                                  Trust Company LOC,
                                   3.930% 06/16/97 #      .                      5,000,000                0         5,000,000
 3,200,000         0   3,200,000 Murray (County of), Utah,
                                  Industrial Development Authority,
                                  (Hunter Douglas Realty Property), AMT,
                                  ABN-AMRO Bank LOC, 4.000% 09/01/14 +             3,200,000                0         3,200,000
 1,900,000         0   1,900,000  Salt Lake (City of), Utah,
                                   Airport Revenue, Series A, AMT,
                                   Credit Suisse, New York
                                   LOC, 3.900% 06/01/98 +                          1,900,000                0         1,900,000
14,300,000         0   14,300,000  Salt Lake (City of), Utah,
                                    Health Care Facilities Revenue, Class A,
                                    Westdeutsche Landesbank SBPA,
                                    3.800% 01/01/20 +                              14,300,000                0        14,300,000
         0 2,000,000   2,000,000  Salt Lake County, PCR,
                                   VRN  08/01/07 ++                                         0        2,000,000         2,000,000
                                                                           -----------------------------------------------------
                                                                                   24,400,000        2,000,000        26,400,000
                                                                          -----------------------------------------------------
                                  VIRGINIA - 0.6%
 2,500,000          0  2,500,000  Colonial Heights, Virginia,
                                   Industrial Development Authority,
                                   (Philip Morris Companies Project),
                                   3.900%  03/01/05 +                             2,500,000                0         2,500,000
 3,900,000          0  3,900,000  Greensville (County of),
                                   Virginia, Industrial Development
                                   Authority, PCR, (Perdue Farms Inc. Project),
                                   AMT, Trust Company Bank LOC,
                                   4.000% 10/01/06 +                             3,900,000                0         3,900,000
 3,300,000          0  3,300,000  Roanoke, Virginia, Industrial
                                   Development Authority, Hospital Revenue,
                                   (Roanoke Memorial Hospital
                                   Project), Series C, (Carilion Health Systems),
                                   Company SBPA, 3.750% 07/01/19 +               3,300,000                0         3,300,000
 2,000,000          0  2,000,000   Spotsylvania (County of),
                                    Virginia, Industrial Development Revenue,
                                    (Carlisle Corporation
                                    Project), Trust Company Bank LOC,
                                     3.900% 06/01/08 +                              2,000,000                0         2,000,000
                                                                                   -------------------------------------------------
                                                                                       11,700,000            0        11,700,000
                                                                                   -------------------------------------------------
                                  WASHINGTON - 3.3%
                                  Pierce (County of), Washington:
 5,500,000          0 5,500,000   Economic Development Authority,
                                   (CSX Corporation Project), Deutsche Bank LOC,
                                    3.900% 11/01/96 #                             5,500,000                0         5,500,000
 3,000,000          0 3,000,000  Housing Authority Revenue,
                                  (Eagles Watch Project), Key Bank,
                                  Washington LOC, 3.750% 10/01/20 +             3,000,000                  0         3,000,000
                                  Washington (State of), GO:
25,500,000          0 25,500,000 Series 96A, Landesbank
                                  Hessen SBPA, 3.900% 06/01/20 +                 25,500,000                0        25,500,000
 4,015,000          0 4,015,000  Series A, 6.500% 07/01/97                    ..  4,090,787                0         4,090,787
 7,075,000          0 7,075,000  Washington (State of), Housing
                                  Finance Authority, Multi-family Mortgage Revenue,
                                  (Inglenook Court Project),
                                  AMT, Bank of America LOC,
                                  4.150% 07/01/25 ++                              7,075,000                0         7,075,000
                                 Washington (State of), Public
                                  Power Supply System, Nuclear Project Number 3:
         0 5,200,000  5,200,000  Series 3A-1, Bank of America LOC,
                                  VRN  07/01/18 +                                         0        5,200,000         5,200,000
         0 7,300,000  7,300,000  Series 3A-2, Bank of Japan, Ltd.  LOC,
                                  VRN  07/01/18 +                                         0        7,300,000         7,300,000
 3,000,000         0  3,000,000  Washington (State of), Student
                                  Loan Finance Association, Series B, AMT,
                                  National Westminster Bank Plc                   3,000,000                0         3,000,000
                                                                               -----------------------------------------------------
                                                                                   ,165,787       12,500,000        60,665,787
                                                                               -----------------------------------------------------
                                WEST VIRGINIA - 1.8%
10,000,000         0 10,000,000 Fayette (County of), West
                                  Virginia, County Commission, Solid Waste
                                  Disposal Facilities Revenue, (Georgia-Pacific
                                  Corporation Project), AMT, Industrial Bank
                                  of Japan Ltd. LOC,
                                  3.700% 05/01/18 +                               10,000,000                0        10,000,000
 23,580,000        0 23,580,000 West Virginia (State of),
                                 Hospital Finance Authority, Hospital Revenue,
                                 (St. Mary's Hospital Project), Bank One LOC,
                                 3.900% 10/01/12 +                                23,580,000                0        23,580,000
                                                                               -----------------------------------------------------
                                                                                  33,580,000                0        33,580,000
                                                                              -----------------------------------------------------
                                WISCONSIN - 1.6%
  4,000,000        0  4,000,000 Menomonee Falls, Wisconsin, Industrial
                                 Development Authority Revenue,
                                 (Jemma LLC Project), AMT, Bank One,
                                 Milwaukee LOC,
                                 4.050% 09/01/14 +                                  4,000,000                0         4,000,000

                               Oshkosh, Wisconsin, Area School District,
                                Tax and Revenue Anticipation Promissory Notes:
   5,000,000       0 5,000,000 4.250% 08/20/97                                      5,012,743                0         5,012,743
   4,500,000       0 4,500,000 4.500% 08/20/97                                      4,521,066                0         4,521,066
   2,395,000       0 2,395,000 Pleasant Prairie, Wisconsin, Industrial
                                Development Authority Revenue, (Nucon
                                 Corporation Project), AMT, American National
                                 Bank & Trust Company, LOC,
                                 4.000% 02/01/22 +                                  2,395,000                0         2,395,000
   5,200,000       0 5,200,000 Pewaukee, Wisconsin, School District, Tax and
                                Revenue Anticipation Notes,
                                4.500% 09/22/97                                     5,220,358                0         5,220,358
   8,520,000       0 8,520,000 Wisconsin (State of), Health Facilities
                                Authority, (Daughters of Charity),
                                3.850% 11/01/16 +                                   8,520,000                0         8,520,000
                                                                                  -----------------------------------------------
                                                                                   29,669,167                0        29,669,167
                                                                                  --------------------------------------------------

                                ----------------------------------------------------------------------------------------------------
                                TOTAL MUNICIPAL BONDS AND NOTES                  1,420,438,158      309,785,772     1,730,223,930
                                ----------------------------------------------------------------------------------------------------





Nations Fund
Nations Tax Exempt Fund
Pilot Short-Term Tax-Exempt Diversified Fund
Combined Portfolio of Investments (Continued)

September 30, 1996


              PRINCIPAL
               AMOUNT                                                                                  VALUE
------------------------------------------------------------------------------------------------------------------------------------
                Pilot                                                                                  Pilot
              Short-Term                                                                             Short-Term
 Nations      Tax Exempt                                                    Nations                  Tax Exempt
Tax Exempt   Diversified                      SECURITY                    Tax Exempt                Diversified
  Fund          Fund                        DESCRIPTIONS                      Fund                     Fund            Combined
------------------------------------------------------------------------------------------------------------------------------------


                               SHORT TERM PUTS - 0.9%
                               ILLINOIS - 0.7%
     $0$12,000,000$12,000,000  Chicago, GO Limited, Morgan
                                Guaranty LOC,
                                3.650%  10/31/96                                               $0      $12,000,000       $12,000,000
                                                                               -----------------------------------------------------

                              PENNSYLVANIA - 0.2%
      0  4,500,000  4,500,000 Cumberland County Municipal
                               Authority, PNC Bank  LOC,
                                                 VRN  06/01/97                                  0        4,500,000         4,500,000
                                                                              ------------------------------------------------------
                                               TOTAL SHORT TERM PUTS                            0       16,500,000        16,500,000
                                               -------------------------------------------------------------------------------------

                                               TAX-FREE COMMERCIAL PAPER - 3.7%
                                               FLORIDA - 0.8%
               13,950,000       13,950,000     Sunshine State, Government
                                               Finance Commission,
                                                 3.600%  12/12/96                                       13,950,000        13,950,000
                                                                               -----------------------------------------------------

                                               GEORGIA - 0.9%
                2,000,000        2,000,000     Georgia Municipal Gas Authority,
                                                 3.500%  10/16/96                                        2,000,000         2,000,000
               15,000,000       15,000,000     Municipal Electric Authority,
                                                 3.600%  11/08/96                                       15,000,000        15,000,000
                                                                               -----------------------------------------------------
                                                                                                0       17,000,000        17,000,000
                                                                               -----------------------------------------------------
                                               ILLINOIS - 0.2%
                3,350,000        3,350,000     Cook County Health Fund,
                                                 3.500%  10/01/96                                        3,350,000         3,350,000
                                                                            --------------------------------------------------------

                                               KANSAS - 0.1%
                2,000,000        2,000,000     Burlington, PCR,
                                                 3.600%  10/16/96                                        2,000,000         2,000,000
                                                                            --------------------------------------------------------

                                               MISSOURI - 1.1%
                3,300,000        3,300,000     Anne Arundel County, Part Facilities,
                                                 3.700%  12/13/96                                        3,300,000         3,300,000
                                               Missouri Environmental Improvement  & Energy:
                7,000,000        7,000,000       3.650%  11/19/96                                        7,000,000         7,000,000
                2,000,000        2,000,000       3.650%  11/19/96                                        2,000,000         2,000,000
                7,475,000        7,475,000       3.700%  02/14/97                                        7,475,000         7,475,000
                                                                            --------------------------------------------------------
                                                                                                                          19,775,000
                                                                               -----------------------------------------------------
                                               NEW YORK - 0.3%
                5,000,000        5,000,000     New York City, NY,
                                                 3.700%  02/21/97                                        5,000,000         5,000,000
                                                                            --------------------------------------------------------

                                               TEXAS - 0.3%
                6,100,000        6,100,000     San Antonio, Electric & Gas, Series A,
                                                 3.600%  10/10/96                                        6,100,000         6,100,000
                                                                            --------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                               ------------------------------------------------------------------------------------
                                               TOTAL TAX-FREE COMMERCIAL PAPER                  0       67,175,000        67,175,000
                                               -------------------------------------------------------------------------------------

                                               MONEY MARKET FUNDS - 0.1%
100,000                 0          100,000     AIM Tax-Exempt Fund        .               100,000                0           100,000
      0         2,142,703        2,142,703     Federated Tax-Exempt Obligation Fund             0        2,142,703         2,142,703
 25,000                 0           25,000     Fidelity Institutional Tax-Exempt Cash Fund 25,000                0            25,000
                                                                               -----------------------------------------------------

                                               -------------------------------------------------------------------------------------
                                               TOTAL MONEY MARKET FUNDS                   125,000        2,142,703         2,267,703
                                               -------------------------------------------------------------------------------------

                                               -------------------------------------------------------------------------------------
                                               TOTAL INVESTMENTS
                                               (Cost $1,816,166,633)               $1,420,563,158     $395,603,475    $1,816,166,633
                                               -------------------------------------------------------------------------------------

     + Variable rate demand notes payable upon not more than seven calendar days' notice. The interest rate shown reflects the rate in effect at September 30, 1996.

     ++ Variable rate demand notes payable upon not more than one calendar day's notice. The interest rate shown reflects the rate in effect at September 30, 1996.

     +++ Variable rate demand notes  payable upon not more than thirty  calendar days' notice. The interest rate shown reflects the rate in effect at September 30, 1996.

     #   Put date.

     ##  Amount represents less than 0.1%.

     *   When issued security.

    ABBREVIATIONS:
    AMT              Alternative Minimum Tax
    CFC              Cooperative Finance Corporation
    FGIC             Federal Guaranty Investment Corporation
    FNMA             Federal National Mortgage Association
    FSA              Financial Security Assurance
    GNMA             Government National Mortgage Association
    GO               General Obligation
    LOC              Letter of Credit
    PCR              Pollution Control Revenue
    SBPA             Standby Bond Purchase Agreement

                           Nations Tax Exempt Fund
                  Pilot Short-Term Tax-Exempt Diversified Fund


               Notes to Pro Forma Financial Statements (Unaudited)




1. Basis of Combination

Nations FundTrust (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end investment company. As of September 30, 1996, the Trust offers thirty-two separate portfolios. The unaudited Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations reflect the accounts of the Nations Tax Exempt Fund and the Pilot Short-Term Tax-Exempt Diversified Fund for the twelve month period ended September 30, 1996. These statements have been derived from books and records utilized in calculating daily net asset value at September 30, 1996.

The pro forma statements give effect to the proposed transfer of the assets and stated liabilities of the Pilot Short-Term Tax-Exempt Diversified Fund in exchange for shares of Nations Tax Exempt Fund. Under generally accepted accounting principles, the historical cost of investment securities will be carried forward to the surviving entity and the results of operations of the Pilot Short-Term Tax-Exempt Diversified Fund for pre-combination periods will not be restated. The pro forma statements do not reflect the expenses of either fund in carrying out its obligations under the proposed Agreement and Plan of Reorganization.


The Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations should be read in conjunction with the historical financial statements of the funds incorporated by reference in the Statement of Additional Information.

                           Nations Tax Exempt Fund
                  Pilot Short-Term Tax-Exempt Diversified Fund


               Notes to Pro Forma Financial Statements (Unaudited)


For the twelve month period ended September 30, 1996, the Nations Tax Exempt Fund's investment advisory fee was computed based on the annual rate of 0.40% of average daily net assets. The administration fee was computed based on the annual rate of 0.10% of average daily net assets of the Trust and the investment portfolios of Nations Fund, Inc. and Nations Fund Portfolios, Inc. (two other registered open-end investment companies that are part of the Nations Fund Family) on a combined basis.

The Trust has adopted a shareholder servicing plan for the Primary B Shares ("Primary B Servicing Plan"), Investor A Shares ("Investor A Servicing Plan"), Investor B Shares ("Investor B Servicing Plan"), Investor C Shares ("Investor C Servicing Plan") and Investor D Shares ("Investor D Servicing Plan") of Nations Tax Exempt Fund. Under the Primary B Servicing Plan, Investor A Servicing Plan, Investor B Servicing Plan, Investor C Servicing Plan and Investor D Servicing Plan, aggregate payments may not exceed 0.25%, 0.25%, 0.20%, 0.15% and 0.25%, on an annualized basis, of the average daily net assets of the Primary B Shares, Investor A Shares, Investor B Shares, Investor C Shares and Investor D Shares, respectively, of the Fund.

The Trust has adopted a distribution plan ("Investor D Distribution Plan") pursuant to Rule 12b-1 under the 1940 Act for the Investor D Shares of the Nations Tax Exempt Fund. Under the Investor D Distribution Plan, aggregate payments may not exceed 0.25%, on an annualized basis, of the average daily net assets of the Investor D Shares of the Fund


2. Portfolio Valuation

Securities of Nations Tax Exempt Fund are valued on the basis of amortized cost, which approximates market value. Amortized cost valuation involves valuing an instrument at its cost initially and thereafter assuming a constant

                           Nations Tax Exempt Fund
                  Pilot Short-Term Tax-Exempt Diversified Fund


               Notes to Pro Forma Financial Statements (Unaudited)


amortization to maturity of any discount or premium, as long as the effect of fluctuating interest rates on the fair market value of the instrument is not significant. Pilot Short-Term Tax-Exempt Diversified Fund uses similar rules for determining portfolio valuation.


3. Capital Shares

The pro forma net asset value per share assumes the issuance of additional shares of Nations Tax Exempt Fund which would have been issued at September 30, 1996 in connection with the proposed reorganization. The pro forma number of shares outstanding of 1,783,676,616 consists of 390,099,618 shares assumed issued in the reorganization plus 1,393,576,998 shares of Nations Tax Exempt Fund at September 30, 1996.

NATIONS FUND
NATIONS VALUE FUND
PILOT GROWTH AND INCOME FUND
COMBINED PORTFOLIO OF INVESTMENTS

SEPTEMBER 30, 1996




            SHARES                                                                                    VALUE

==================================================================================================================================
            PILOT                        SECURITY                                                     PILOT
NATIONS     GROWTH AND                 DESCRIPTIONS                            NATIONS                GROWTH AND
VALUE       INCOME                                                             VALUE                  INCOME
FUND         FUND     COMBINED                                                  FUND                   FUND            COMBINED
==================================================================================================================================

                                 COMMON STOCKS - 95.5%
                                 AEROSPACE AND DEFENSE - 3.9%
259,350     50,000      309,350  Lockheed Martin Corporation                  $         23,373,918   $   4,506,250  $  27,880,168
444,800    110,000      554,800  Raytheon Company                                       24,742,000       6,118,750     30,860,750
                                                                                --------------------------------------------------
                                                                                        48,115,918      10,625,000     58,740,918
                                                                                --------------------------------------------------
                                 APPAREL AND TEXTILES - 0.2%
 88,000          0       88,000  Liz Claiborne Inc.                                      3,278,000               0      3,278,000
                                                                                --------------------------------------------------

                                 AUTOMOBILE AND TRUCK MANUFACTURERS - 2.4%
825,200    170,000      995,200  Ford Motor Company                                     25,787,500       5,312,500     31,100,000
225,200          0      225,200  ITT Industries Inc.                                     5,432,950               0      5,432,950
                                                                                --------------------------------------------------
                                                                                        31,220,450       5,312,500     36,532,950
                                                                                --------------------------------------------------
                                 AUTOMOBILE PARTS MANUFACTURERS - 1.6%
306,800          0      306,800  Echlin Inc.                                             9,625,850               0      9,625,850
317,000          0      317,000  Goodyear Tire & Rubber Company                         14,621,625               0     14,621,625
                                                                                --------------------------------------------------
                                                                                        24,247,475               0     24,247,475
                                                                                --------------------------------------------------
                                 BANKS - 6.7%
344,700          0      344,700  Bank of Boston Corporation                             19,949,513               0     19,949,513
562,000          0      562,000  Bank of New York Inc.                                  16,508,750               0     16,508,750
      0     71,330       71,330  BankAmerica Corporation                                         0       5,857,976      5,857,976
324,700     75,305      400,005  Chase Manhattan Corporation                            26,016,588       6,033,813     32,050,401
120,000          0      120,000  Citicorp                                               10,875,000               0     10,875,000
251,000          0      251,000  Mellon Bank Corporation                                14,871,750               0     14,871,750
                                                                                --------------------------------------------------
                                                                                        88,221,601      11,891,789    100,113,390
                                                                                --------------------------------------------------
                                 BEVERAGES - 1.0%
529,400          0      529,400  PepsiCo Inc.                                           14,955,550               0     14,955,550
                                                                                --------------------------------------------------

                                 BREWERY - 0.3%
      0    115,000      115,000  Anheuser-Busch Companies Inc.                                   0       4,326,875      4,326,875
                                                                                --------------------------------------------------

                                 CHEMICALS - BASIC - 1.9%
389,000          0      389,000  Mallinckrodt Group Inc.                                16,192,125               0     16,192,125
192,000          0      192,000  Rohm & Haas Company                                    12,576,000               0     12,576,000
                                                                                --------------------------------------------------
                                                                                        28,768,125               0     28,768,125
                                                                                --------------------------------------------------
                                 CHEMICALS - SPECIALTY - 1.1%
412,000          0      412,000  Morton International Inc., Industries                  16,377,000               0     16,377,000
                                                                                --------------------------------------------------

                                 COAL, GAS AND PIPELINE - 1.6%
590,400          0      590,400  Coastal Corporation                                    24,354,000               0     24,354,000
                                                                                --------------------------------------------------

                                 COMPUTER RELATED - 3.9%
      0    145,430      145,430  Apple Computer, Inc.                                            0       3,226,728      3,226,728
      0    145,000      145,000  Automatic Data Processing, Inc.                                 0       6,325,625      6,325,625
282,000          0      282,000  COMPAQ Computer Corporation+                           18,083,250               0     18,083,250
 89,200          0       89,200  Digital Equipment Corporation +                         3,188,900               0      3,188,900
      0     58,863       58,863  Electronic Arts+                                                0       2,200,005      2,200,005
 55,600          0       55,600  International Business Machines Corporation             6,922,200               0      6,922,200
291,600          0      291,600  Sun Microsystems Inc.+                                 18,115,650               0     18,115,650
                                                                                --------------------------------------------------
                                                                                        46,310,000      11,752,358     58,062,358
                                                                                --------------------------------------------------
                                 CONSTRUCTION - 0.2%
      0     90,000       90,000  Owens-Corning Fiberglass Corporation+                           0       3,318,750      3,318,750
                                                                                --------------------------------------------------

                                 CONTAINERS - 1.6%
400,000    130,000      530,000  Crown Cork & Seal Inc.                                 18,450,000       5,996,250     24,446,250
                                                                                --------------------------------------------------

                                 DIVERSIFIED - 2.7%
316,800          0      316,800  AlliedSignal Inc.                                      20,869,200               0     20,869,200
495,000          0      495,000  Hanson, Plc, ADR                                        6,125,625               0      6,125,625




NATIONS FUND
NATIONS VALUE FUND
PILOT GROWTH AND INCOME FUND
COMBINED PORTFOLIO OF INVESTMENTS

SEPTEMBER 30, 1996



              SHARES                                                                                    VALUE

=================================================================================================================================
             PILOT                                                     SECURITY                         PILOT
NATIONS      GROWTH AND                                              DESCRIPTIONS    NATIONS            GROWTH AND
VALUE        INCOME                                                                  VALUE              INCOME
FUND         FUND           COMBINED                                                 FUND               FUND         COMBINED
=================================================================================================================================
                                         COMMON STOCKS - (CONTINUED)
                                         DIVERSIFIED - (CONTINUED)
  150,000           0        150,000     Tenneco Inc.                              $   7,518,750   $           0  $    7,518,750
  387,000           0        387,000     Viad Corporation                              5,418,000               0       5,418,000

                                                                                    ---------------------------------------------
                                                                                      39,931,575               0      39,931,575
                                                                                    ---------------------------------------------
                                         DRUGS - 5.4%
  329,500           0        329,500     Bristol-Myers Squibb Company                 31,755,562               0      31,755,562
        0      80,490         80,490     Merck & Company, Inc.                                 0       5,664,484       5,664,484
  139,000           0        139,000     Rhone-Poulenc Rorer, Inc.                    10,233,875               0      10,233,875
  428,000           0        428,000     Schering-Plough Corporation                  26,322,000               0      26,322,000
        0     110,000        110,000     SmithKline Beecham Plc, ADR, Class A                  0       6,696,250       6,696,250
                                                                                    ---------------------------------------------
                                                                                      68,311,437      12,360,734      80,672,171
                                                                                    ---------------------------------------------
                                         ELECTRIC POWER - 4.8%
  370,000           0        370,000     Baltimore Gas & Electric Company              9,666,250               0       9,666,250
  555,061           0        555,061     CINergy Corporation                          17,137,508               0      17,137,508
  555,000           0        555,000     DPL Inc.                                     12,973,125               0      12,973,125
  205,000           0        205,000     General Public Utilities Corporation          6,303,750               0       6,303,750
  667,000           0        667,000     New York State Electric & Gas Company        14,674,000               0      14,674,000
        0     266,110        266,110     PacifiCorp                                            0       5,488,519       5,488,519
        0     220,960        220,960     Unicom Corporation                                    0       5,551,620       5,551,620

                                                                                    ---------------------------------------------
                                                                                      60,754,633      11,040,139      71,794,772
                                                                                    ---------------------------------------------
                                         ELECTRICAL EQUIPMENT - 1.3%
        0      95,000         95,000     Cooper Industries, Inc.                               0       4,108,750       4,108,750
  176,000           0        176,000     General Electric Company                     16,016,000               0      16,016,000
                                                                                    ---------------------------------------------
                                                                                      16,016,000       4,108,750      20,124,750
                                                                                    ---------------------------------------------
                                         ELECTRONICS - 2.2%
  420,000           0        420,000     Harris Corporation                           27,352,500               0      27,352,500
        0     100,000        100,000     Motorola, Inc.                                        0       5,162,500       5,162,500
                                                                                    ---------------------------------------------
                                                                                      27,352,500       5,162,500      32,515,000
                                                                                    ---------------------------------------------
                                         ENVIRONMENTAL SERVICES - 0.4%
        0     175,000        175,000     WMX Technologies, Inc.                                0       5,753,125       5,753,125
                                                                                    ---------------------------------------------

                                         FINANCIAL SERVICES - 1.6%
  229,845           0        229,845     Bear Stearns Companies Inc.                   5,343,896               0       5,343,896
  150,000           0        150,000     Dean Witter, Discover & Company               8,250,000               0       8,250,000
        0      45,000         45,000     Federal Home Loan Mortgage Corporation                0       4,404,375       4,404,375
  252,000           0        252,000     Paine Webber Group, Inc.                      5,292,000               0       5,292,000
                                                                                    ---------------------------------------------
                                                                                      18,885,896       4,404,375      23,290,271
                                                                                    ---------------------------------------------
                                         FOOD PRODUCERS - 2.5%
        0     330,000        330,000     Archer-Daniels-Midland Company                        0       6,352,500       6,352,500
  328,000           0        328,000     Nabisco Holdings Corporation, Class A        10,373,000               0      10,373,000
  551,600           0        551,600     Quaker Oats Company                          20,202,350               0      20,202,350
                                                                                    ---------------------------------------------
                                                                                      30,575,350       6,352,500      36,927,850
                                                                                    ---------------------------------------------
                                         FOOD RETAILERS - 0.9%
  326,600           0        326,600     Safeway Inc. +                               13,921,325               0      13,921,325
                                                                                    ---------------------------------------------

                                         HEALTH CARE - 0.3%
        0      80,000         80,000     Columbia/HCA Healthcare Corporation                   0       4,550,000       4,550,000
                                                                                    ---------------------------------------------

                                         HOUSEHOLD PRODUCTS - 3.9%
1,036,200           0      1,036,200     First Brands Corporation                     27,070,725               0      27,070,725
        0      82,290         82,290     Kimberly-Clark Corporation                            0       7,251,806       7,251,806
        0     140,000        140,000     Rubbermaid, Inc.                                      0       3,430,000       3,430,000
  423,000           0        423,000     Tupperware Corporation                       20,727,000               0      20,727,000
                                                                                    ---------------------------------------------
                                                                                      47,797,725      10,681,806      58,479,531
                                                                                    ---------------------------------------------
                                         INDUSTRIAL CONGLOMERATES - 0.4%
  350,000           0        350,000     Premark International Inc.                    6,606,250               0       6,606,250

                                                                                    ---------------------------------------------

NATIONS FUND
NATIONS VALUE FUND
PILOT GROWTH AND INCOME FUND
COMBINED PORTFOLIO OF INVESTMENTS

SEPTEMBER 30, 1996


                 SHARES                                                                            VALUE
===================================================================================================================================
            PILOT                                  SECURITY                                          PILOT
NATIONS   GROWTH AND                             DESCRIPTIONS                NATIONS              GROWTH AND
 VALUE     INCOME                                                             VALUE                 INCOME
 FUND       FUND        COMBINED                                               FUND                   FUND              COMBINED
====================================================================================================================================
                                   COMMON STOCKS - (CONTINUED)
                                   INSURANCE - 6.6%
       0    35,000      35,000     Aetna Inc.                                       0   $       2,463,125  $         2,463,125
 217,900         0     217,900     CIGNA Corporation                       26,120,762                   0           26,120,762
 154,700    40,000     194,700     General Re Corporation                  21,928,725           5,670,000           27,598,725
 352,200         0     352,200     ITT Hartford Group Inc.                 20,779,800                   0           20,779,800
 374,700         0     374,700     Lincoln National Corporation Ltd.       16,439,963                   0           16,439,963
       0    58,190      58,190     Marsh & McLennan Company                         0           5,651,704            5,651,704
                                                                       -------------------------------------------------------
                                                                           85,269,250          13,784,829           99,054,079
                                                                       --------------------------------------------------------
                                   MEDICAL PRODUCTS AND SUPPLIES - 1.4%
 122,000         0     122,000     Baxter International Inc.                5,703,500                   0            5,703,500
 358,200         0     358,200     Becton, Dickinson & Company             15,850,350                   0           15,850,350
                                                                       --------------------------------------------------------
                                                                           21,553,850                   0           21,553,850
                                                                       --------------------------------------------------------
                                   MEDICAL SERVICES - 1.4%
 644,000         0     644,000     Humana Inc.+                            13,041,000                   0           13,041,000
 342,067         0     342,067     MedPartners/Mullikin Inc.+               7,782,024                   0            7,782,024
                                                                       --------------------------------------------------------
                                                                           20,823,024                   0           20,823,024
                                                                       --------------------------------------------------------
                                   METALS AND MINING - 1.1%
 239,500         0     239,500     ASARCO Inc.                              6,376,688                   0            6,376,688
 204,400         0     204,400     Reynolds Metals Company                 10,449,950                   0           10,449,950
                                                                       --------------------------------------------------------
                                                                           16,826,638                   0           16,826,638
                                                                       --------------------------------------------------------
                                   OFFICE EQUIPMENT - 2.0%
 569,400         0     569,400     Xerox Corporation                       30,534,075                   0           30,534,075
                                                                       --------------------------------------------------------

                                   OIL - DOMESTIC - 2.8%
 193,000         0     193,000     Amoco Corporation                       13,582,375                   0           13,582,375
       0    50,000      50,000     Atlantic Richfield Company                       0           6,375,000            6,375,000
 510,000         0     510,000     Phillips Petroleum Company              21,802,500                   0           21,802,500
                                                                       --------------------------------------------------------
                                                                           35,384,875           6,375,000           41,759,875
                                                                       --------------------------------------------------------
                                   OIL - INTERNATIONAL - 5.4%
 154,000         0     154,000     British Petroleum Company, ADS          19,250,000                   0           19,250,000
       0    90,400      90,400     Chevron Corporation                              0           5,661,300            5,661,300
 209,800         0     209,800     Exxon Corporation                       17,465,850                   0           17,465,850
 261,300         0     261,300     Mobil Corporation                       30,245,475                   0           30,245,475
       0    49,110      49,110     Royal Dutch Petroleum Company                    0           7,667,299            7,667,299
                                                                       --------------------------------------------------------
                                                                           66,961,325          13,328,599           80,289,924
                                                                       --------------------------------------------------------
                                   OIL SERVICES - 0.6%
 109,200         0     109,200     Schlumberger Ltd.                        9,227,400                   0            9,227,400
                                                                       --------------------------------------------------------

                                   PAPER AND FOREST PRODUCTS - 1.6%
       0   105,000     105,000     International Paper Company                      0           4,462,500            4,462,500
 243,900         0     243,900     Mead Corporation                        14,298,638                   0           14,298,638
       0   110,000     110,000     Temple-Inland, Inc.                              0           5,802,500            5,802,500
                                                                       --------------------------------------------------------
                                                                           14,298,638          10,265,000           24,563,638
                                   PHOTO AND OPTICAL - 0.7%
 232,500         0     232,500     Polaroid Corporation                    10,230,000                   0           10,230,000
                                                                       --------------------------------------------------------

                                   PRINTING AND PUBLISHING - 0.2%
 131,300         0     131,300     World Color Press, Inc.+                 2,921,425                   0            2,921,425
                                                                       --------------------------------------------------------

                                   RECREATION - 1.0%
 553,125         0     553,125     Mattel, Inc.                            14,312,109                   0           14,312,109
                                                                       --------------------------------------------------------

                                   RETAIL - GENERAL - 2.5%
       0   186,690     186,690     Dayton Hudson Corporation                        0           6,160,770            6,160,770
 421,700         0     421,700     Federated Department Stores Inc.+       14,074,238                   0           14,074,238
 292,000    75,340     367,340     May Department Stores Company           14,198,500           3,663,407           17,861,907
                                                                       -------------------------------------------------------
                                                                           28,272,738           9,824,177           38,096,915
                                                                       --------------------------------------------------------


NATIONS FUND
NATIONS VALUE FUND
PILOT GROWTH AND INCOME FUND
COMBINED PORTFOLIO OF INVESTMENTS

SEPTEMBER 30, 1996

                 SHARES                                                                                  VALUE
====================================================================================================================================
                 PILOT                                       SECURITY                                    PILOT
NATIONS          GROWTH AND                                DESCRIPTIONS                  NATIONS      GROWTH AND
 VALUE           INCOME                                                                  VALUE          INCOME
 FUND            FUND             COMBINED                                                FUND           FUND              COMBINED
====================================================================================================================================

                                            COMMON STOCKS - (CONTINUED)
                                            RETAIL - SPECIALTY - 0.4%
    125,097               0        125,097  Limited Inc.                            $    2,392,480   $          0  $     2,392,480
          0         145,670        145,670  Toys 'R' Us+                                         0      4,242,639        4,242,639
                                                                                     ----------------------------------------------
                                                                                         2,392,480      4,242,639        6,635,119
                                                                                     ----------------------------------------------
                                            SEMICONDUCTORS - 1.9%
    292,400               0        292,400  Intel Corporation                           27,905,925              0       27,905,925
                                                                                     ----------------------------------------------

                                            TELECOMMUNICATIONS - 0.4%
     60,700               0         60,700  Lucent  Technologies                         2,784,613              0        2,784,613
          0         200,000        200,000  Tele-Communications, Inc., Class A+                  0      2,987,500        2,987,500
                                                                                     ----------------------------------------------
                                                                                         2,784,613      2,987,500        5,772,113
                                                                                     ----------------------------------------------
                                            TOBACCO - 2.1%
    302,000          43,000        345,000  Philip Morris Companies Inc.                27,104,500      3,859,250       30,963,750
                                                                                     ----------------------------------------------

                                            TRANSPORTATION - AIRLINES - 1.5%
    306,000               0        306,000  Delta Air Lines, Inc.                       22,032,000              0       22,032,000
                                                                                     ----------------------------------------------

                                            TRANSPORTATION - RAILROADS - 1.1%
    194,000               0        194,000  Burlington Northern Santa Fe Inc.           16,368,750              0       16,368,750
                                                                                     ----------------------------------------------

                                            UTILITIES - NATURAL GAS - 1.5%
    140,000               0        140,000  Consolidated Natural Gas Company             7,507,500              0        7,507,500
    291,000               0        291,000  Williams Companies Inc.                     14,841,000              0       14,841,000
                                                                                     ---------------------------------------------
                                                                                        22,348,500              0       22,348,500
                                                                                     ----------------------------------------------

                                             UTILITIES - TELEPHONE - 4.9%
    200,000         130,000        330,000  AT&T Corporation                            10,450,000      6,792,500       17,242,500
    540,000               0        540,000  BellSouth Corporation                       19,980,000              0       19,980,000
    514,500               0        514,500  GTE Corporation                             19,808,250              0       19,808,250
          0         220,000        220,000  MCI Communications Corporation                       0      5,637,500        5,637,500
    209,000               0        209,000  SBC Communications Inc.                     10,058,125              0       10,058,125
                                                                                     -----------------------------------------------
                                                                                        60,296,375     12,430,000       72,726,375
                                                                                     ----------------------------------------------

                                            OTHER - 1.6%
    432,100               0        432,100  Rockwell International Corporation          24,359,637              0       24,359,637
                                                                                     ----------------------------------------------


                                            ---------------------------------------------------------------------------------------
                                            TOTAL COMMON STOCKS                     $1,236,658,937   $194,734,445  $ 1,431,393,382
                                            ---------------------------------------------------------------------------------------

                                            PREFERRED STOCK - 0.0%#
                                            HEALTH CARE - 0.0%#
          0           7,892          7,892  Aetna Services, Inc.                                 0        575,129          575,129
                                                                                     ----------------------------------------------

             PRINCIPAL AMOUNT               REPURCHASE AGREEMENT - 4.1%
             ----------------

$61,433,000              $0    $61,433,000  SMITH BARNEY
                                                 5.680%  09/30/96                       61,433,000              0       61,433,000
                                                                                     ----------------------------------------------

                                            REPURCHASE AGREEMENT - TERM - 0.4%

          0       5,812,776      5,812,776  LEHMAN BROTHERS
                                                 5.200%  10/01/96                                0      5,812,776        5,812,776
                                                                                     ----------------------------------------------

                                            ---------------------------------------------------------------------------------------
                                            TOTAL INVESTMENTS (COST $1,241,107,780) $1,298,091,937   $201,122,350  $ 1,499,214,287
                                            ---------------------------------------------------------------------------------------


+ Non-income producing security.
# Amount represents less than 0.1%.

ABBREVIATIONS:

ADR  American Depositary Receipt
ADS  American Depositary Share

                          PILOT GROWTH AND INCOME FUND
             Pro Forma Combining Statement of Assets and Liabilities
                               September 30, 1996


                                                   Nations Value  Pilot Growth and       Adjustments to            Pro Forma
                                                        Fund         Income Fund            Proforma            Combined (Note 1)
                                                        ----          -----------           --------            -----------------
ASSETS:
Investments at Value (cost $1,067,678,243,
    $173,429,537 and $1,241,107,780)             $1,298,091,937        $201,122,350            -                 $1,499,214,287
Cash                                                        730                   -            -                            730
Income Receivable                                     2,356,364             501,517            -                      2,857,881
Receivable for Fund Shares Sold                      18,120,235                 175            -                     18,120,410
Receivable for Investments Sold                      15,426,097             236,808            -                     15,662,905
Receivable due from Advisor                                   -                   -           64,544 (a)                 64,544
Prepaid and Other Assets                                  2,916                   -            -                          2,916
Unamortized Organization Costs                                -              64,544          (64,544)(a)                      0
                                                        -------              ------          --------                         -
TOTAL ASSETS                                      1,333,998,279         201,925,394            0                  1,535,923,673

LIABILITIES:
Income Distribution Payable                                   -             399,753            -                        399,753
Payable for Investments Purchased                    29,328,590                   -            -                     29,328,590
Payable for fund shares redeemed                      9,190,447               7,745            -                      9,198,192
Accrued Expenses                                      1,150,678             176,768            -                      1,327,446
                                                      ---------             -------            -                      ---------
TOTAL LIABILITIES                                    39,669,715             584,265            0                     40,253,980
                                                     ----------             -------            -                     ----------

NET ASSETS APPLICABLE TO SHARES OUTSTANDING      $1,294,328,564        $201,341,129           $0                 $1,495,669,693
                                                 ==============        ============           ==                 ==============

NET ASSETS BY CLASS:
                 Primary A                       $1,118,232,978        $192,072,241                              $1,310,305,219
                                                 ==============        ============                              ==============
                 Primary B                          $16,416,887                 n/a                                 $16,416,887
                                                    ===========                 ===                                 ===========
                 Investor A                         $61,536,873          $5,040,558                                 $66,577,431
                                                    ===========          ==========                                 ===========
                 Investor C                          $5,628,453                 n/a                                  $5,628,453
                                                     ==========                 ===                                  ==========
                 Investor N                         $92,513,373          $4,228,331                                 $96,741,704
                                                    ===========          ==========                                 ===========

SHARES OUTSTANDING BY CLASS:
                                Primary A            63,740,651          14,390,528           (3,442,175)            74,689,004
                                                     ==========          ==========           ===========            ==========
                                Primary B               935,719                 n/a           n/a                       935,719
                                                        =======                 ===           ===                       =======
                               Investor A             3,507,129             377,787           (90,514)                3,794,402
                                                      =========             =======           ========                =========
                               Investor C               322,767                 n/a           n/a                       322,767
                                                        =======                 ===           ===                       =======
                               Investor N             5,289,238             316,743           (74,998)                5,530,983
                                                      =========             =======           ========                =========

                 PRIMARY A SHARES:
                 Net Asset Value per Share               $17.54             $13.35                                      $17.54
                                                         ======             ======                                      ======

                 PRIMARY B SHARES:
                 Net Asset Value per Share               $17.54                n/a                                      $17.54
                                                         ======                ===                                      ======

                 INVESTOR A SHARES:
                 Net Asset Value per Share               $17.55            $13.34                                       $17.55
                                                         ======            ======                                       ======

                 INVESTOR C SHARES:
                 Net Asset Value per Share               $17.44               n/a                                       $17.44
                                                         ======               ===                                       ======

                 INVESTOR N SHARES:
                 Net Asset Value per Share               $17.49            $13.35                                       $17.49
                                                         ======            ======                                       ======


                   SEE NOTES TO PROFORMA FINANCIAL STATEMENTS

(a) Unamortized Organization Costs of the acquired fund will be borne by the Advisor.


                               NATIONS VALUE FUND
                          PILOT GROWTH AND INCOME FUND
                  Pro Forma Statement of Operations (Unaudited)
              For the Twelve Month Period Ending September 30, 1996



                                                Nations Value              Pilot Growth and      Adjustments to       Pro Forma
                                                    Fund                      Income Fund           Proforma      Combined (Note 1)
                                                    ----                      -----------           --------      -----------------
INVESTMENT INCOME:
Dividends and Interest                                    $29,219,822         $4,110,869                             $33,330,691
                                                          -----------         ----------                             -----------
                 Total Investment Income                   29,219,822          4,110,869                              33,330,691

EXPENSES:
Investment Advisory                                         8,698,291          1,188,637                  -            9,886,928
Administration                                              1,159,773            181,260            (22,776)(a)        1,318,257
Portfolio Accounting Fee                                            -             10,225            (10,225)(a)                0
Transfer Agent                                                698,117             39,060            (70,000)(b)          667,177
Custodian                                                     154,469             44,874            (33,656)(b)          165,688
Legal and Audit Fees                                          125,148             24,358            (34,358)(b)          115,148
Trustees' Fees                                                 66,453              6,987             (6,987)(b)           66,453
Amortization of organization costs                                  -             20,706            (20,706)(c)                0
Other expenses                                                206,490             55,259            (55,259)(b)          206,490
                                                              -------             ------            --------             -------
                 Subtotal                                  11,108,742          1,571,366           (253,967)          12,426,141

SHAREHOLDER SERVICING AND DISTRIBUTION FEES
                 Primary B                                      9,957                -                  N/A                9,957
                 Investor A                                   132,912              6,419                N/A              139,331
                 Investor C                                    28,108                -                  N/A               28,108
                 Investor N                                   654,738             24,914             (6,229)(a)          673,424
Fees waived and/or reimbursed by
    investment advisor                                             -            (390,300)           390,300 (d)                0
                                                           ----------          ---------           ------- ---       -----------
TOTAL EXPENSES                                             11,934,457          1,212,399            130,105           13,276,961
                                                           ----------          ---------            -------           ----------

NET INVESTMENT INCOME                                      17,285,365          2,898,470           (130,105)          20,053,730
                                                           ==========          =========           =========          ==========

NET REALIZED AND UNREALIZED GAIN/(LOSS)
    ON INVESTMENTS:
Realized Gain/(Loss) on securities                        116,738,521          9,332,358                             126,070,879
Change in unrealized appreciation/
    (depreciation) on securities                           48,114,691          9,895,603                              58,010,294
                                                                                                                      ----------
Net Realized and Unrealized gain/(loss)
    on investments                                        164,853,212         19,227,961                             184,081,173
                                                          ===========         ==========                             ===========

NET INCREASE/(DECREASE) IN ASSETS
    RESULTING FROM OPERATIONS                            $182,138,577        $22,126,431          ($130,105)        $204,134,903
                                                         ============        ===========          ==========        ============



LEGEND:
(A) REFLECTS ADJUSTMENT TO THE ACQUIRING FUND CONTRACTUAL FEE OBLIGATION.
(B) ADJUSTMENT REFLECTS EXPECTED SAVINGS WHEN THE TWO FUNDS BECOME ONE.
(C) ORGANIZATION EXPENSE OF THE ACQUIRED FUND IS NOT AN EXPENSE OF THE COMBINED FUND.
(D) REFLECTS ADJUSTMENT TO THE LEVEL OF THE ACQUIRING FUND'S VOLUNTARY EXPENSE REIMBURSEMENT.

                   SEE NOTES TO PROFORMA FINANCIAL STATEMENTS

                               Nations Value Fund
                          Pilot Growth and Income Fund


               Notes to Pro Forma Financial Statements (Unaudited)



1. Basis of Combination

Nations Fund Trust (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. As of September 30, 1996 the Trust offers thirty-two separate portfolios. The unaudited Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations reflect the accounts of the Nations Value Fund and the Pilot Growth and Income Fund for the twelve month period ended September 30, 1996. These statements have been derived from books and records utilized in calculating daily net asset value at September 30, 1996.

The pro forma statements give effect to the proposed transfer of the assets and stated liabilities of the Pilot Growth and Income Fund in exchange for shares of the Nations Value Fund. Under generally accepted accounting principles, the historical cost of investment securities will be carried forward to the surviving entity and the results of operations of the Pilot Growth and Income Fund for pre-combination periods will not be restated. The pro forma statements do not reflect the expenses of either fund in carrying out its obligations under the proposed Agreement and Plan of Reorganization.

The Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations should be read in conjunction with the historical financial statements of the funds incorporated by reference in the Statement of Additional Information.

For the twelve month period ended September 30, 1996, the Nations Value Fund's investment advisory fee was computed based on the annual rate of 0.75% of average daily net assets. The administration fee was computed based on the annual rate of 0.10% of average daily net assets of the Trust and the investment portfolios of Nations Fund, Inc. and Nations Fund Portfolios,

                              Nations Value Fund
                          Pilot Growth and Income Fund


               Notes to Pro Forma Financial Statements (Unaudited)


Inc. (two other registered open-end investment companies that are part of the Nations Fund Family) on a combined basis.

The Trust has adopted a shareholder administration plan ("Administration Plan") for the Primary B Shares of the Nations Value Fund. Under the Administration Plan, aggregate payments may not exceed 0.50%, on an annualized basis, of the average daily net assets of the Fund's Primary B Shares.

The Trust has also adopted a shareholder servicing and distribution plan ("Investor A Plan") pursuant to Rule 12b-1 under the 1940 Act for the Investor A Shares of the Nations Value Fund. Under the Investor A Plan, aggregate payments may not exceed 0.25%, on an annualized basis, of the average daily net assets of the Fund's Investor A Shares.

The Trust has also adopted a distribution plan pursuant to Rule 12b-1 under the 1940 Act with respect to Investor C Shares ("Investor C Distribution Plan") and Investor N Shares ("Investor N Distribution Plan") of the Nations Value Fund. Under the Investor C Distribution Plan and Investor N Distribution Plan, aggregate payments may not exceed 0.25% and 0.50%, on an annualized basis, of the average daily net assets of the Investor C Shares and Investor N Shares, respectively, of the Fund.

The Trust has also adopted a shareholder servicing plan with respect to Investor C Shares ("Investor C Servicing Plan") and Investor N Shares ("Investor N Servicing Plan") of the Nations Value Fund. Under the Investor C Servicing Plan and Investor N Servicing Plan, aggregate payments may not exceed 0.25%, on an annualized basis, of the average daily net assets of the Investor C Shares and Investor N Shares of the Fund.

                              Nations Value Fund
                          Pilot Growth and Income Fund


               Notes to Pro Forma Financial Statements (Unaudited)


2. Portfolio Valuation

Securities of Nations Value Fund which are traded on a recognized stock exchange are valued at the last sale price on the securities exchange on which such securities are primarily traded or at the last sale price on the national securities market. Securities traded only on over-the-counter markets are valued on the basis of the closing over-the-counter bid prices or, if no sale occurred on such day, at the mean of the current bid and asked prices. Certain securities may be valued by one or more principal market makers. Restricted securities, if any, securities for which market quotations are not readily available and other assets are valued at fair market value under the supervision of the Board of Trustees. Short-term investments that mature in 60 days or less are valued at amortized cost. Pilot Growth and Income Fund uses similar rules for determining portfolio valuation.

3. Capital Shares

The pro forma net asset value per share assumes the issuance of additional shares of Nations Value Fund which would have been issued at September 30, 1996 in connection with the proposed reorganization. The pro forma number of shares outstanding of 85,272,875 consists of 11,477,371 shares assumed issued in the reorganization plus 73,795,504 shares of Nations Value Fund at September 30, 1996.

NATIONS FUND
NATIONS DISCIPLINED EQUITY FUND
PILOT GROWTH FUND
COMBINED PORTFOLIO OF INVESTMENTS

DECEMBER 31, 1996



                   SHARES                                                                                VALUE

====================================================================================================================================
    NATIONS                                                    SECURITY                 NATIONS
  DISCIPLINED       PILOT                                    DESCRIPTIONS             DISCIPLINED        PILOT
    EQUITY         GROWTH                                                                EQUITY         GROWTH
     FUND           FUND       COMBINED                                                   FUND           FUND          COMBINED
====================================================================================================================================

                                          COMMON STOCKS - 98.4%
                                          AEROSPACE AND DEFENSE - 4.0%
         0           854         854      Boeing Company                                    $0         $90,874         $90,874
         0         7,900       7,900      Lockheed Martin Corporation                        0         722,850         722,850
    51,000             0      51,000      McDonnell Douglas Corporation              3,264,000               0       3,264,000
         0         5,500       5,500      Northrop Grumman Corporation                       0         455,125         455,125
         0        16,000      16,000      Orbital Sciences Corporation+                      0         276,000         276,000
    42,100             0      42,100      United Technologies Corporation            2,778,600               0       2,778,600
                                                                                  ---------------------------------------------
                                                                                     6,042,600       1,544,849       7,587,449
                                                                                  ---------------------------------------------
                                          APPAREL AND TEXTILES - 3.8%
    71,400             0      71,400      Fruit of the Loom Inc., Class A+           2,704,275               0       2,704,275
    66,600        22,800      89,400      Liz Claiborne Inc.                         2,572,425         880,650       3,453,075
         0        19,400      19,400      Nike Inc.                                          0       1,159,150       1,159,150
                                                                                  ---------------------------------------------
                                                                                     5,276,700       2,039,800       7,316,500
                                                                                  ---------------------------------------------
                                          BANKS - 4.4%
    29,100             0      29,100      BankAmerica Corporation                    2,902,725               0       2,902,725
    31,600             0      31,600      Chase Manhattan Corporation                2,820,300               0       2,820,300
    78,000             0      78,000      SouthTrust Corporation                     2,720,250               0       2,720,250
                                                                                  ---------------------------------------------
                                                                                     8,443,275               0       8,443,275
                                                                                  ---------------------------------------------
                                          BIO SPECIALTY PHARMACEUTICALS - 0.7%
         0        23,300      23,300      Amgen Inc.+                                        0       1,266,937       1,266,937
                                                                                  ---------------------------------------------

                                          BUILDING-MOBIL HOMES - 0.6%
         0        86,250      86,250      Clayton Homes, Inc.                                0       1,164,375       1,164,375
                                                                                  ---------------------------------------------

                                          CAPACITORS - 0.3%
         0        27,590      27,590      KEMET Corporation+                                 0         641,467         641,467
                                                                                  ---------------------------------------------

                                          CHEMICALS - BASIC - 3.1%
    72,000             0      72,000      Cytec Industries Inc.+                     2,925,000               0       2,925,000
    63,000             0      63,000      Goodrich (B.F.) Company                    2,551,500               0       2,551,500
         0        12,350      12,350      Monsanto Company                                   0         480,106         480,106
                                                                                  ---------------------------------------------
                                                                                     5,476,500         480,106       5,956,606
                                                                                  ---------------------------------------------
                                          CHEMICALS - SPECIALTY - 0.3%
         0        16,700      16,700      Cabot Corporation                                  0         419,588         419,588
         0         5,100       5,100      Morton International Inc., Industries              0         207,825         207,825
                                                                                  ---------------------------------------------
                                                                                             0         627,413         627,413
                                                                                  ---------------------------------------------
                                          COMPUTER MANUFACTURERS - 1.6%
         0         5,500       5,500      Diebold, Inc.                                      0         345,812         345,812
    58,600             0      58,600      Storage Technology Corporation+            2,790,825               0       2,790,825
                                                                                  ---------------------------------------------
                                                                                     2,790,825         345,812       3,136,637
                                                                                  ---------------------------------------------
                                          COMPUTER RELATED - 5.5%
         0         3,100       3,100      CDW Computer Center Inc.+                          0         183,869         183,869
         0        12,300      12,300      cisco Systems, Inc.+                               0         782,588         782,588
         0        40,000      40,000      Comdisco, Inc.                                     0       1,270,000       1,270,000
    34,500        23,400      57,900      COMPAQ Computer Corporation+               2,561,625       1,737,450       4,299,075
    49,300             0      49,300      Dell Computer Corporation+                 2,619,062               0       2,619,062
         0        14,100      14,100      Hewlett-Packard Company                            0         708,525         708,525
         0        27,120      27,120      Sun Microsystems Inc.+                             0         696,645         696,645
                                                                                  ---------------------------------------------
                                                                                     5,180,687       5,379,077      10,559,764
                                                                                  ---------------------------------------------
                                          COMPUTER SERVICES - 0.7%
         0        16,500      16,500      Computer Associates International Inc.             0         820,875         820,875
         0        14,800      14,800      Wallace Computer Services, Inc.                    0         510,600         510,600
                                                                                  ---------------------------------------------
                                                                                             0       1,331,475       1,331,475
                                                                                  ---------------------------------------------
                                          COMPUTER SOFTWARE - 1.7%
         0        10,300      10,300      BMC Software, Inc.+                                0         426,163         426,163
    47,900             0      47,900      Compuware Corporation+                     2,400,988               0       2,400,988
         0        10,000      10,000      SunGard Data Systems Inc.+                         0         395,000         395,000
                                                                                  ---------------------------------------------
                                                                                     2,400,988         821,163       3,222,151
                                                                                  --------------------------------------------




NATIONS FUND
NATIONS DISCIPLINED EQUITY FUND
PILOT GROWTH FUND
COMBINED PORTFOLIO OF INVESTMENTS

DECEMBER 31, 1996

                   SHARES                                                                                VALUE

====================================================================================================================================
    NATIONS                                                    SECURITY                 NATIONS
  DISCIPLINED       PILOT                                    DESCRIPTIONS             DISCIPLINED        PILOT
    EQUITY         GROWTH                                                                EQUITY         GROWTH
     FUND           FUND       COMBINED                                                   FUND           FUND          COMBINED
====================================================================================================================================
                                           COMMON STOCKS - (CONITNUED)
                                           CONSTRUCTION - 1.1%
          0        24,700      24,700      Case Corporation                                  $0      $1,346,150      $1,346,150
          0        21,500      21,500      Centex Corporation                                 0         808,938         808,938
                                                                                  ----------------------------------------------
                                                                                              0       2,155,088       2,155,088
                                                                                  ----------------------------------------------
                                           COSMETICS AND TOILETRY - 0.3%
          0         3,500       3,500      Gillette Company                                   0         272,125         272,125
          0         2,900       2,900      Proctor & Gamble Company                           0         311,750         311,750
                                                                                  ----------------------------------------------
                                                                                              0         583,875         583,875
                                                                                  ----------------------------------------------
                                           DRUGS - 1.4%
          0        14,430      14,430      Cardinal Health, Inc.                              0         840,548         840,548
          0        12,300      12,300      Merck & Company Inc.                               0         974,775         974,775
          0        13,300      13,300      Schering-Plough Coporation                         0         861,175         861,175
                                                                                  ----------------------------------------------
                                                                                              0       2,676,498       2,676,498
                                                                                  ----------------------------------------------
                                           ELECTRIC POWER - 3.1%
          0        10,000      10,000      CalEnergy Co., Inc.+                               0         336,250         336,250
     88,800             0      88,800      CMS Energy Corporation                     2,985,900               0       2,985,900
     63,900             0      63,900      Texas Utilities Company                    2,603,925               0       2,603,925
                                                                                  ----------------------------------------------
                                                                                      5,589,825         336,250       5,926,075
                                                                                  ----------------------------------------------
                                           ELECTRONICS - 0.4%
          0         4,800       4,800      Dynatech Corporation+                              0         212,400         212,400
          0        11,900      11,900      SCI Systems, Inc.+                                 0         531,038         531,038
                                                                                  ----------------------------------------------
                                                                                              0         743,438         743,438
                                                                                  ----------------------------------------------
                                           ENGINES - 0.0%#
          0             1           1      Stewart & Stevenson Services, Inc.                 0              29              29
                                                                                  ----------------------------------------------

                                           ENVIRONMENTAL - 1.5%
     33,050             0      33,050      Johnson Controls Inc.                      2,739,019               0       2,739,019
                                                                                  ----------------------------------------------

                                           EXPLORATION AND DRILLING - 0.6%
          0         9,500       9,500      Burlington Resources Inc.                          0         478,562         478,562
          0        11,300      11,300      Helmerich & Payne Inc.                             0         589,013         589,013
                                                                                  ----------------------------------------------
                                                                                              0       1,067,575       1,067,575
                                                                                  ----------------------------------------------
                                           FINANCIAL SERVICES - 6.5%
          0        31,400      31,400      Federal National Mortgage Association              0       1,169,650       1,169,650
     48,663             0      48,663      Morgan Stanley Group, Inc.                 2,779,874               0       2,779,874
    103,650             0     103,650      Paine Webber Group Inc.                    2,915,156               0       2,915,156
     28,800             0      28,800      Student Loan Marketing Association         2,682,000               0       2,682,000
     63,500             0      63,500      Travelers Group Inc.                       2,881,312               0       2,881,312
                                                                                  ----------------------------------------------
                                                                                     11,258,342       1,169,650      12,427,992
                                                                                  ----------------------------------------------
                                           FOOD PRODUCERS - 0.7%
          0         9,340       9,340      Campbell Soup Company                              0         749,535         749,535
          0        12,900      12,900      Hershey Foods Corporation                          0         564,375         564,375
                                                                                  ----------------------------------------------
                                                                                              0       1,313,910       1,313,910
                                                                                  ----------------------------------------------
                                           FOOD RETAILERS - 3.2%
          0         7,200       7,200      Albertson's, Inc.                                  0         256,500         256,500
     64,094             0      64,094      Safeway Inc.+                              2,740,019               0       2,740,019
     53,300             0      53,300      Vons Companies, Inc.+                      3,191,337               0       3,191,337

                                                                                  ----------------------------------------------
                                                                                      5,931,356         256,500       6,187,856
                                                                                  ----------------------------------------------
                                           FURNITURE AND APPLIANCES - 0.1%
          0         7,100       7,100      Black & Decker Corporation                         0         213,888         213,888
                                                                                  ----------------------------------------------

                                           INSURANCE - 4.2%
     20,900             0      20,900      CIGNA Corporation                          2,855,462               0       2,855,462
          0        13,800      13,800      CMAC Investment Corporation                        0         507,150         507,150
          0        18,300      18,300      Fremont General Corporation                        0         567,300         567,300
          0        17,140      17,140      Mercury General Corporation                        0         899,850         899,850
     38,600             0      38,600      MGIC Investment Corporation                2,933,600               0       2,933,600



NATIONS FUND
NATIONS DISCIPLINED EQUITY FUND
PILOT GROWTH FUND
COMBINED PORTFOLIO OF INVESTMENTS

DECEMBER 31, 1996

                   SHARES                                                                                VALUE

====================================================================================================================================
    NATIONS                                                    SECURITY                 NATIONS
  DISCIPLINED       PILOT                                    DESCRIPTIONS             DISCIPLINED        PILOT
    EQUITY         GROWTH                                                                EQUITY         GROWTH
     FUND           FUND       COMBINED                                                   FUND           FUND          COMBINED
====================================================================================================================================
                                         COMMON STOCKS - (CONITNUED)
                                         INSURANCE - (CONTINUED)
        0         7,900       7,900      Vesta Insurance Group, Inc.                       $0        $247,862        $247,862
                                                                                  --------------------------------------------
                                                                                    5,789,062       2,222,162       8,011,224
                                                                                  --------------------------------------------
                                         MACHINERY AND EQUIPMENT - 5.1%
   35,800             0      35,800      Caterpillar Inc.                           2,693,950               0       2,693,950
   54,400         5,200      59,600      Dover Corporation                          2,733,600         261,300       2,994,900
        0        19,100      19,100      IDEX Corporation                                   0         761,612         761,612
        0         6,200       6,200      Illinois Tool Works Inc.                           0         495,225         495,225
   58,500             0      58,500      Ingersoll-Rand Company                     2,603,250               0       2,603,250
                                                                                  --------------------------------------------
                                                                                    8,030,800       1,518,137       9,548,937
                                                                                  --------------------------------------------
                                         MEDIA - 0.3%
        0        16,900      16,900      Time Warner Inc.                                   0         633,750         633,750
                                                                                  --------------------------------------------

                                         MEDICAL PRODUCTS AND SUPPLIES - 3.7%
        0         5,100       5,100      Baxter International Inc.                          0         209,100         209,100
        0        14,340      14,340      Becton, Dickinson & Company                        0         621,998         621,998
   48,700             0      48,700      Guidant Corporation                        2,775,900               0       2,775,900
        0        15,700      15,700      Johnson & Johnson                                  0         781,075         781,075
   68,700             0      68,700      United States Surgical Corporation         2,705,062               0       2,705,062
                                                                                  --------------------------------------------
                                                                                    5,480,962       1,612,173       7,093,135
                                                                                  --------------------------------------------
                                         MEDICAL SERVICES - 0.6%
        0       15,500       15,500      Health Care and Retirement Corporation+            0         443,687         443,687
        0       17,200       17,200      United Healthcare Corporation                      0         774,000         774,000
                                                                                  -------------------------------------------
                                                                                            0       1,217,687       1,217,687
                                                                                  -------------------------------------------
                                         METAL PROCESSORS - 0.3%
        0       13,100       13,100      Kaydon Corporation                                 0         617,338         617,338
                                                                                  -------------------------------------------

                                         OIL - DOMESTIC - 9.1%
        0        18,400      18,400      Amoco Corporation                                  0       1,481,200       1,481,200
   48,800             0      48,800      Louisiana Land & Exploration Company       2,616,900               0       2,616,900
   48,900        12,900      61,800      Pennzoil Company                           2,762,850         728,850       3,491,700
   62,300             0      62,300      Phillips Petroleum Company                 2,756,775               0       2,756,775
        0        15,300      15,300      Tosco Corporation                                  0       1,210,612       1,210,612
   69,400        12,100      81,500      Unocal Corporation                         2,819,375         491,562       3,310,937
  108,400             0     108,400      USX-Marathon Group (New)                   2,588,050               0       2,588,050
                                                                                  --------------------------------------------
                                                                                   13,543,950       3,912,224      17,456,174
                                                                                  --------------------------------------------
                                         OIL - INTERNATIONAL - 3.2%
   20,500             0      20,500      British Petroleum Company, ADS             2,898,188               0       2,898,188
   27,800         5,100      32,900      Texaco Inc.                                2,727,875         500,438       3,228,313
                                                                                  --------------------------------------------
                                                                                    5,626,063         500,438       6,126,501
                                                                                  -------------------------------------------
                                         OIL SERVICES - 2.7%
   78,100        37,700     115,800      Baker Hughes Inc.                          2,694,450       1,300,650       3,995,100
        0         6,300       6,300      Halliburton Company                                0         379,575         379,575
        0         9,800       9,800      Western Atlas, Inc.+                               0         694,575         694,575
                                                                                  --------------------------------------------
                                                                                    2,694,450       2,374,800       5,069,250
                                                                                  --------------------------------------------
                                         PAPER AND FOREST PRODUCTS - 3.0%
   62,750             0      62,750      Harnischfeger Industries Inc.              3,019,844               0       3,019,844
   82,400             0      82,400      James River Corporation                    2,729,500               0       2,729,500
                                                                                  --------------------------------------------
                                                                                    5,749,344               0       5,749,344
                                                                                  --------------------------------------------
                                         PHOTO AND OPTICAL - 1.4%
   33,600             0      33,600      Eastman Kodak Company                      2,696,400               0       2,696,400
                                                                                  --------------------------------------------

                                         RADIO - 0.3%
        0        18,700      18,700      Infinity Broadcasting Corporation+                 0         628,788         628,788
                                                                                  --------------------------------------------

                                         RECREATION - 1.8%
        0        13,441      13,441      Disney (Walt) Company                              0         935,830         935,830
   80,100             0      80,100      Fleetwood Enterprises Inc.                 2,202,750               0       2,202,750




NATIONS FUND
NATIONS DISCIPLINED EQUITY FUND
PILOT GROWTH FUND
COMBINED PORTFOLIO OF INVESTMENTS

DECEMBER 31, 1996

                   SHARES                                                                                VALUE

====================================================================================================================================
    NATIONS                                                    SECURITY                 NATIONS
  DISCIPLINED       PILOT                                    DESCRIPTIONS             DISCIPLINED        PILOT
    EQUITY         GROWTH                                                                EQUITY         GROWTH
     FUND           FUND       COMBINED                                                   FUND           FUND          COMBINED
====================================================================================================================================
                                          COMMON STOCKS - (CONITNUED)
                                          RECREATION - (CONTINUED)
         0        14,000      14,000      International Game Technology                     $0        $255,500        $255,500
                                                                                  ---------------------------------------------
                                                                                     2,202,750       1,191,330       3,394,080
                                                                                  ---------------------------------------------
                                          RETAIL - DISCOUNT - 2.9%
    60,100             0      60,100      TJX Companies Inc.                         2,847,238               0       2,847,238
   119,600             0     119,600      Woolworth Corporation+                     2,616,250               0       2,616,250
                                                                                  ---------------------------------------------
                                                                                     5,463,488               0       5,463,488
                                                                                  ---------------------------------------------
                                          RETAIL - GENERAL - 1.4%
    68,500             0      68,500      Dayton Hudson Corporation                  2,688,625               0       2,688,625
                                                                                  ---------------------------------------------

                                          RETAIL - SPECIALTY - 1.1%
         0        16,600      16,600      Lands' End, Inc.+                                  0         439,900         439,900
         0        35,300      35,300      PETsMART, Inc.+                                    0         772,187         772,187
         0        22,070      22,070      Tiffany & Co.                                      0         808,314         808,314

                                                                                  ---------------------------------------------
                                                                                             0       2,020,401       2,020,401
                                                                                  ---------------------------------------------
                                          SAVINGS AND LOANS - 2.9%
    87,400             0      87,400      Ahmanson (H.F.) & Company                  2,840,500               0       2,840,500
    55,700             0      55,700      Greenpoint Financial Corporation           2,631,825               0       2,631,825
                                                                                  ---------------------------------------------
                                                                                     5,472,325               0       5,472,325
                                                                                  ---------------------------------------------
                                          SEMICONDUCTORS - 1.1%
         0        26,025      26,025      Analog Devices, Inc.+                              0         881,597         881,597
         0        24,300      24,300      Cirrus Logic, Inc.                                 0         376,650         376,650
         0         5,050       5,050      Intel Corporation                                  0         661,234         661,234
         0         8,900       8,900      VLSI Technology, Inc.+                             0         212,487         212,487
                                                                                  ---------------------------------------------
                                                                                             0       2,131,968       2,131,968
                                                                                  ---------------------------------------------
                                          TELECOMMUNICATIONS - 0.2%
         0         7,800       7,800      Tellabs, Inc.+                                     0         293,475         293,475
                                                                                  ---------------------------------------------

                                          TOBACCO - 0.1%
         0         1,157       1,157      Philip Morris Companies Inc.                       0         130,307         130,307
                                                                                  ---------------------------------------------

                                          TRANSPORTATION - AIRLINES - 1.5%
    44,800             0      44,800      UAL Corporation+                           2,800,000               0       2,800,000
                                                                                  ---------------------------------------------

                                          UTILITIES - NATURAL GAS - 2.9%
    48,700             0      48,700      Consolidated Natural Gas Company           2,690,675               0       2,690,675
    78,100             0      78,100      NICOR Inc.                                 2,792,075               0       2,792,075
                                                                                  ---------------------------------------------
                                                                                     5,482,750               0       5,482,750
                                                                                  ---------------------------------------------
                                          UTILITIES - TELEPHONE - 2.4%
    46,700             0      46,700      Cincinnati Bell Inc.                       2,866,213               0       2,866,213
         0        10,900      10,900      GTE Corporation                                    0         495,950         495,950
         0        23,500      23,500      SBC Communications Inc.                            0       1,216,125       1,216,125
                                                                                  ---------------------------------------------
                                                                                     2,866,213       1,712,075       4,578,288
                                                                                  ---------------------------------------------
                                          OTHER - 0.6%
         0        20,340      20,340      Rockwell International Corporation                 0       1,238,198       1,238,198
                                                                                  ---------------------------------------------

                                          -------------------------------------------------------------------------------------
                                          TOTAL COMMON STOCKS                      137,717,299      50,114,426     187,831,725
                                          -------------------------------------------------------------------------------------


NATIONS FUND
NATIONS DISCIPLINED EQUITY FUND
PILOT GROWTH FUND
COMBINED PORTFOLIO OF INVESTMENTS

DECEMBER 31, 1996



                  PRINCIPAL
                    AMOUNT                                                                              VALUE

===================================================================================================================================
    NATIONS                                                    SECURITY                NATIONS
  DISCIPLINED       PILOT                                    DESCRIPTIONS            DISCIPLINED        PILOT
    EQUITY         GROWTH                                                               EQUITY         GROWTH
     FUND           FUND       COMBINED                                                  FUND           FUND          COMBINED
===================================================================================================================================
                                            U.S. TREASURY BILL - 0.1%
        $0      $150,000    $150,000        0.000% 06/05/97                                $0        $146,740        $146,740
                                                                                 ---------------------------------------------

                                          REPURCHASE AGREEMENTS - 0.6%

         0       297,381     297,381      LEHMAN BROTHERS
                                            0.000% 01/02/97                                 0         297,381         297,381

   815,000             0     815,000      SMITH BARNEY
                                               6.500% 01/02/97                        815,000               0         815,000

                                          ------------------------------------------------------------------------------------
                                          TOTAL REPURCHASE AGREEMENTS                 815,000         297,381       1,112,381
                                          ------------------------------------------------------------------------------------

      NUMBER OF CONTRACTS                 FUTURES CONTRACT - LONG POSITION - 0.9%
      -------------------
         0             5           5      S&P 500, March 1997                               0       1,861,250       1,861,250
                                                                                 ---------------------------------------------

                                          ------------------------------------------------------------------------------------
                                          TOTAL INVESTMENTS (COST $162,440,166)  $138,532,299     $52,419,797    $190,952,096
                                          ------------------------------------------------------------------------------------



+ Non-income producing security.
# Amount is less than 0.1%.

ABBREVIATION:
ADS   American Depositary Share

                         NATIONS DISCIPLINED EQUITY FUND
                                PILOT GROWTH FUND
             Pro Forma Combining Statement of Assets and Liabilities
                                December 31, 1996



                                                   Nations Disciplined       Pilot Growth        Adjustments to        Pro Forma
                                                       Equity Fund              Fund                Proforma       Combined (Note 1)
                                                       -----------              ----               --------        -----------------
ASSETS:
Investments at Value (cost $118,051,708,
    $44,388,458 and $162,440,166)                  $138,532,299           $52,419,797            -                  $190,952,096
Cash                                                        825                     -            -                           825
Income Receivable                                       198,412                32,688            -                       231,100
Receivable for Fund Shares Sold                             801                168.03            -                           969
Appreciation/ Depreciation on Futures                         -               (36,500)           -                       (36,500)
Prepaid and Other Assets                                  6,225                     -            -                         6,225
                                                          -----                     -            -                         -----
Total Assets                                        138,738,561            52,416,153                                191,154,714

LIABILITIES:
Income Distribution Payable                                   -                 4,656            -                         4,656
Miscellaneous Liabilities                                19,025                     -            -                        19,025
Payable for Investments Purchased                             -               175,188            -                       175,188
Accrued Expenses                                        141,992                 5,882            -                       147,874
                                                        -------                 -----            -                       -------
Total Liabilities                                       161,017               185,726            -                       346,743
                                                        -------               -------            -                       -------

Net Assets Applicable to Shares Outstanding        $138,577,544           $52,230,427                               $190,807,971
                                                   ============           ===========                               ============

Net Assets by Class:
                 Primary A                         $109,671,445           $50,268,680                               $159,940,125
                                                   ============           ===========                               ============
                 Primary B                           $1,153,176       n/a                                             $1,153,176
                                                     ==========       ===                                             ==========
                 Investor A                          $6,980,968               $31,993                                 $7,012,961
                                                     ==========               =======                                 ==========
                 Investor C                            $414,949       n/a                                               $414,949
                                                       ========       ===                                               ========
                 Investor N                         $20,357,005               $68,504                                $20,425,509
                                                    ===========               =======                                ===========

Shares Outstanding by Class:
                                Primary A             5,926,669             5,089,156               (2,372,626)        8,643,199
                                                      =========             =========               ===========        =========
                                Primary B                62,337       n/a                                  n/a            62,337
                                                         ======       ===                                  ===            ======
                               Investor A               377,954                 3,238                   (1,506)          379,686
                                                        =======                 =====                   =======          =======
                               Investor C                22,503       n/a                                  n/a            22,503
                                                         ======       ===                                  ===            ======
                               Investor N             1,115,533                 6,948                   (3,194)        1,119,287
                                                      =========                 =====                   =======        =========

                 Primary A Shares:
                 Net Asset Value per Share               $18.50                 $9.88                                     $18.50
                                                         ======                 =====                                     ======

                 Primary B Shares:
                 Net Asset Value per Share               $18.50       n/a                                                 $18.50
                                                         ======       ===                                                 ======

                 Investor A Shares:
                 Net Asset Value per Share               $18.47                 $9.88                                     $18.47
                                                         ======                 =====                                     ======

                 Investor C Shares:
                 Net Asset Value per Share               $18.44       n/a                                                 $18.44
                                                         ======       ===                                                 ======

                 Investor N Shares:
                 Net Asset Value per Share               $18.25                 $9.86                                     $18.25
                                                         ======                 =====                                     ======


                   See Notes to Proforma Financial Statements

                         NATIONS DISCIPLINED EQUITY FUND
                                PILOT GROWTH FUND
             Pro Forma Combining Statement of Operations (Unaudited)
                                December 31, 1996

                                            Period From 01/01/96-    Period From 10/20/96-
                                                thru 12/31/96           thru 12/31/96
                                             Nations Disciplined         Pilot Growth       Adjustments to             Pro Forma
                                                 Equity Fund                Fund               Proforma            Combined (Note 1)
                                                 -----------                ----               --------            -----------------

INVESTMENT INCOME:
Dividends and Interest                             $2,450,351              $90,854                                 $2,541,205
                                                   ----------              -------                                 ----------
                 Total Investment Income            2,450,351               90,854                                  2,541,205

EXPENSES:
Investment Advisory                                 1,061,843               95,092           (25,758)(a)            1,131,177
Administration                                        141,585               11,294            (2,055)(a)              150,824
Portfolio Accounting Fee                                    -                2,170            (2,170)(a)                    0
Transfer Agent                                         94,230                2,664            (5,000)(b)               91,894
Custodian                                              30,273                2,160              (540)(b)               31,893
Legal and Audit Fees                                   29,054                6,192            (6,192)(b)               29,054
Trustees' Fees                                          7,202                  576              (576)(b)                7,202
Other expenses                                         66,659               13,176            (8,294)(b)               71,541
                                                       ------               ------            -------                  ------
                 Subtotal                           1,430,846              133,324           (50,585)               1,513,585

Shareholder servicing and distribution fees
                 Primary B                              1,871                  N/A                N/A                   1,871
                 Investor A                            10,651                   89                N/A                  10,740
                 Investor C                             1,639                  N/A                N/A                   1,639
                 Investor N                           188,213                    9                N/A                 188,222
Fees waived and/or reimbursed by
    investment advisor                                   (639)             (30,535)           30,535 (c)                 (639)
                                                         -----             --------           ------ ---                 -----
Total Expenses                                      1,632,581              102,887           (20,050)               1,715,418
                                                    ---------              -------           --------               ---------

NET INVESTMENT INCOME                                 817,770              (12,033)          (20,050)               4,256,622
                                                      =======              ========          ========               =========

Net Realized and Unrealized Gain/(Loss)
    on Investments:
Realized Gain/(Loss) on securities                 17,812,795            7,924,056                                 25,736,851
Change in unrealized appreciation/
    (depreciation) on securities                    9,765,365            8,031,339                                 17,796,704
                                                    ---------            ---------                                 ----------
Net Realized and Unrealized gain/(loss)                                                                            9049.41372
    on investments                                 27,578,160           15,955,394                                 43,533,554
                                                   ==========           ==========                                 ==========

Net Increase/(Decrease) in assets
    resulting from operations                     $28,395,930          $15,943,361          ($20,050)             $47,790,177
                                                  ===========          ===========          =========             ===========


LEGEND:
(A) REFLECTS ADJUSTMENT TO THE ACQUIRING FUND CONTRACTUAL FEE OBLIGATION.
(B) ADJUSTMENT REFLECTS EXPECTED SAVINGS WHEN THE TWO FUNDS BECOME ONE.
(C) REFLECTS ADJUSTMENT TO THE LEVEL OF THE ACQUIRING FUND'S VOLUNTARY EXPENSE REIMBURSEMENT.

                   SEE NOTES TO PROFORMA FINANCIAL STATEMENTS

                         NATIONS DISCIPLINED EQUITY FUND
                                Pilot Growth Fund

               Notes to Pro Forma Financial Statements (Unaudited)

1. Basis of Combination

Nations Fund Trust (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. As of December 31, 1996 the Trust offers thirty-three separate portfolios. The unaudited Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations reflect the accounts of the Nations Disciplined Equity Fund and the Pilot Growth Fund for the twelve month period ended December 31, 1996. These statements have been derived from books and records utilized in calculating daily net asset value at December 31, 1996.

The pro forma statements give effect to the proposed transfer of the assets and stated liabilities of the Pilot Growth Fund in exchange for shares of the Nations Disciplined Equity Fund. Under generally accepted accounting principles, the historical cost of investment securities will be carried forward to the surviving entity and the results of operations of the Pilot Growth Fund for pre-combination periods will not be restated. The pro forma statements do not reflect the expenses of either fund in carrying out its obligations under the proposed Agreement and Plan of Reorganization.

The Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities and the Statement of Operations should be read in conjunction with the historical financial statements of the funds incorporated by reference in the Statement of Additional Information.

For the twelve month period ended December 31, 1996, the Nations Disciplined Equity Fund's investment advisory fee was computed based on the annual rate of 0.75% of average daily net assets. The administration fee was computed based on the annual rate of 0.10% of average daily net

                         NATIONS DISCIPLINED EQUITY FUND
                                Pilot Growth Fund

               Notes to Pro Forma Financial Statements (Unaudited)






assets of the Trust and the  investment  portfolios  of Nations  Fund,  Inc. And
Nations  Fund  Portfolios,   Inc.  (two  other  registered  open-end  investment
companies that are part of the Nations Fund Family) on a combined basis.

The Trust has adopted a shareholder administration plan ("Administration Plan") for the Primary B Shares of the Nations Disciplined Equity Fund. Under the Administration Plan, aggregate payments may not exceed 0.50%, on an annualized basis, of the average daily net assets of the Fund's Primary B Shares.

The Trust has also adopted a shareholder servicing and distribution plan ("Investor A Plan") pursuant to Rule 12b-1 under the 1940 Act for the Investor A Shares of the Nations Disciplined Equity Fund. Under the Investor A Plan, aggregate payments may not exceed 0.25%, on an annualized basis, of the average daily net assets of the Fund's Investor A Shares.

The Trust has also adopted a distribution plan pursuant to Rule 12b-1 under the 1940 Act with respect to Investor C Shares ("Investor C Distribution Plan") and Investor N Shares ("Investor N Distribution Plan") of the Nations Disciplined Equity Fund. Under the Investor C Distribution Plan and Investor N Distribution Plan, aggregate payments may not exceed 0.25% and 0.75%, on an annualized basis, of the average daily net assets of the Investor C Shares and Investor N Shares, respectively, of the Fund.

The Trust has also adopted a shareholder servicing plan with respect to Investor C Shares ("Investor C Servicing Plan") and Investor N Shares ("Investor N Servicing Plan") of the Nations Disciplined Equity Fund. Under the Investor C Servicing Plan and Investor N Servicing Plan, aggregate payments may not exceed 0.25%, on an annualized basis, of the average daily net assets of the Investor C Shares and Investor N Shares of the Fund.

                         NATIONS DISCIPLINED EQUITY FUND
                                Pilot Growth Fund

               Notes to Pro Forma Financial Statements (Unaudited)


2. Portfolio Valuation

Securities of Nations Disciplined Equity Fund which are traded on a recognized stock exchange are valued at the last sale price on the securities exchange on which such securities are primarily traded or at the last sale price on the national securities market. Securities traded only on over-the-counter markets are valued on the basis of the closing over-the-counter bid prices or, if no sale occurred on such day, at the mean of the current bid and asked prices.
Certain securities may be valued by one or more principal market makers. Restricted securities, if any, securities for which market quotations are not readily available and other assets are valued at fair market value under the supervision of the Board of Trustees. Shore-term investments that mature in 60 days or less are valued at amortized cost. Pilot Growth Fund uses similar rules for determining portfolio valuation.

3. Capital Shares

The pro forma net asset value per share assumes the issuance of additional shares of Nations Disciplined Equity Fund which would have been issued at December 31, 1996 in connection with the proposed reorganization. The pro forma number of shares outstanding of 10,227,012 consists of 2,722,016 shares assumed issued in the reorganizing plus 7,504,996 shares of Nations Disciplined Equity Fund at December 31, 1996.

                               NATIONS FUND TRUST

                              ONE NATIONSBANK PLAZA
                                   33RD FLOOR
                               CHARLOTTE, NC 28255
                                 1-800-626-2275

                                    FORM N-14

                                     PART C

                                OTHER INFORMATION

Item 15. Indemnification.

        Article IX, Section 9.3 of Registrant's Declaration of Trust, incorporated by reference as Exhibit (1)(a) hereto, provides for the indemnification of Registrant's trustees and employees. Indemnification of Registrant's administrator, principal underwriter, custodian, and transfer agent is provided for, respectively, in:

              1.    Administration Agreement with Stephens Inc.;

              2. Co-Administration Agreement with First Data Investors Services Group, Inc.;

              3.    Distribution Agreement with Stephens Inc.;

              4.    Mutual Fund Custody Agreement with NationsBank Texas;

              5.    Transfer Agency Agreement with NationsBank Texas; and

              6. Transfer Agency and Registrar Agreement with First Data Investors Services Group, Inc.

         The Registrant has entered into a Cross Indemnification Agreement with Nations Fund, Inc. (the "Company") and Nations Fund Portfolios, Inc.("Portfolios"), dated June 27, 1995. The Company and or Portfolios will indemnify and hold harmless the Trust against any losses, claims, damages or liabilities, to which the Trust may become subject, under the Securities Act of 1933 (the "Act") and the Investment Company Act of 1940 (the "1940 Act") insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Prospectuses, any Preliminary Prospectuses, the Registration Statements, any other Prospectuses relating to the securities, or any amendments or supplements to the foregoing (hereinafter referred to collectively as the "Offering Documents"), or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Offering Documents in reliance upon and in conformity with written information furnished to the Primary By the Company and/or Portfolios expressly for use therein; and will reimburse the Trust for any legal or other expenses reasonably incurred by the Trust in connection with investigating or defending any such action or claim; provided, however, that the Company and/or Portfolios shall not be liable in any such case to the extent that any such loss, claim, damage, or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Offering Documents in reliance upon and in conformity with written information furnished to the Company and/or Portfolios by the Trust expressly for use in the Offering Documents.

              Promptly after receipt by an indemnified party above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission to so notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, to assume the defense thereof, with counsel satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation.

              Registrant has obtained from a major insurance carrier a directors' and officers' liability policy covering certain types of errors and omissions. In no event will Registrant indemnify any of its trustees, officers, employees, or agents against any liability to which such person would otherwise be subject by reason of his/her willful misfeasance, bad faith, gross negligence in the performance of his/her duties, or by reason of his reckless disregard of the duties involved in the conduct of his/her office or arising under his/her agreement with Registrant. Registrant will comply with Rule 484 under the Securities Act of 1933 and Release No. 11330 under the 1940 Act, as amended, in connection with any indemnification.

              Insofar as indemnification for liability arising under the Securities Act of 1933, as amended, may be permitted to trustees, officers, and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer, or controlling person of Registrant in the successful defense of any action, suit, or proceeding) is asserted by such trustee, officer, or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

              All references to the "Registration Statement" in the following list of Exhibits refer to the Registrant's Registration Statement on Form N-1A (File Nos. 2-97817; 811-4305). All references to the "Pilot Registration Statement" in the following list of Exhibits refer to the Pilot Funds' Registration Statement on Form N-1A (File Nos. 2-78440; 811-3517).

EXHIBIT NUMBER      DESCRIPTION

(1)(a) Declaration of Trust dated May 6, 1985, is incorporated herein by reference to the Registration Statement, filed May 17, 1985.

(1)(b) Certificate pertaining to classification of shares dated May 17, 1985, is incorporated herein by reference to the Registration Statement.

(1)(c) Amendment dated July 27, 1987 to Declaration of Trust is incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 to the Registration Statement , filed January 29, 1988 ("Amendment No. 4").

(1)(d) Amendment dated September 13, 1989 to Declaration of Trust is incorporated herein by reference to Registrant's Post-Effective Amendment No. 8 to the Registration Statement, filed March 16, 1990 ("Amendment No. 8").

(1)(e) Certificate pertaining to classification of shares dated August 24, 1990, is incorporated herein by to Registrant's Post-Effective Amendment No. 11 to the Registration Statement, filed September 26, 1990 ("Amendment No. 11").

(1)(f) Certificate and Amendment to Declaration of Trust dated November 26, 1990 is incorporated herein by reference to Registrant's Post-Effective Amendment No. 13 to the Registration Statement, filed January 18, 1991 ("Amendment No. 13").

(1)(g) Certificate pertaining to classification of shares dated July 18, 1991 is incorporated herein by reference to Registrant's Post-Effective Amendment No. 16 to the Registration Statement, filed July 23, 1991 ("Amendment No. 16").

(1)(h) Amendment dated March 26, 1992 to Declaration of Trust is incorporated herein by reference to Registrant's Post-Effective Amendment No. 19 to the Registration Statement, filed March 30,

EXHIBIT NUMBER      DESCRIPTION

                    1992 ("Amendment No. 19").

(1)(i) Certificate relating to classification of shares is incorporated herein by reference to Registrant's Amendment No. 19.

(1)(j) Amendment to Declaration of Trust dated September 21, 1992, is incorporated herein by reference to Registrant's Post-Effective Amendment No. 23 to the Registration Statement, filed December 23, 1992 ("Amendment No. 23").

(1)(k) Certificate relating to the classification of shares and an Amendment to the Declaration of Trust dated March 26, 1993, is incorporated herein by reference to Registrant's Post-Effective Amendment No. 27 to the Registration Statement, filed May 27, 1993.

(1)(1) Certificate relating to the establishment of the money market funds' Investor C shares dated July 8, 1993, is incorporated herein by reference to Registrant's Post-Effective Amendment No. 29 to the Registration Statement, filed September 30, 1993 ("Amendment No. 29").

(1)(m) Certificate relating to the establishment of Equity Index Fund, Short-Term Municipal Income Fund, Florida Municipal Bond Fund, Georgia Municipal Bond Fund, Maryland Municipal Bond Fund, North Carolina Municipal Bond Fund, South Carolina Municipal Bond Fund, Tennessee Municipal Bond Fund, Virginia Municipal Bond Fund and Texas Municipal Bond Fund dated September 22, 1993, is incorporated herein by reference to Registrant's Amendment No. 29 filed on September 30, 1993.

(1)(n) Form of Certificate relating to the establishment of the Special Equity Fund is incorporated herein by reference to Registrant ' 8 Post-Effective Amendment No. 30 to the Registration Statement, filed on December 1, 1993 ("Amendment No. 30").

(1)(o) Certificate relating to the redesignation of Investor B Shares and Investor C Shares of the non-money market funds to "Investor C Shares" and "Investor N Shares," respectively, is incorporated by reference by Post-Effective Amendment No. 32, filed March 29, 1994.

(1)(p) Certificate relating to the Classification of Shares of the Money Market Fund and the Tax Exempt Fund creating "Investor D Shares," is incorporated by reference to Post-Effective Amendment

EXHIBIT NUMBER      DESCRIPTION

                    No. 36, filed January 31, 1995.


(1)(q) Classification of Shares relating to the renaming of Nations Special Equity Fund is incorporated by reference to Post-Effective Amendment No. 36, filed January 31, 1995.


(1)(r) Certificate relating to the establishment of Nations Tax-Managed Equity Fund's Series of Shares is incorporated by reference to Post-Effective Amendment No. 40, filed October 20, 1995.

(2)(a) Amended and Restated Code of Regulations as approved and adopted by Registrant's Board of Trustees is incorporated herein by reference to Registrant's Pre-Effective Amendment No. 2 to the Registration Statement, filed October 4, 1985 ("Pre-Effective Amendment No. 2").

(2)(b) Amendment to the Code of Regulations as approved and adopted by Registrant's Board of Trustees on June 24, 1992, is incorporated herein by reference to Registrant's Post-Effective Amendment No. 22 to the Registration Statement, filed July 30, 1992 ("Amendment No. 22").

(3)                 Not Applicable.

(4) Form of Agreement and Plan of Reorganization, filed herewith as Appendix I to the Combined Prospectus/Proxy Statement.

(5)                 Not Applicable.

(6)(a) Investment Advisory Agreement between NationsBanc Advisors, Inc., ("NBAI") and the Registrant is incorporated by reference to Post-Effective Amendment No. 41, filed January 29, 1996.

(6)(b) Sub-Advisory Agreement among NBAI, TradeStreet Investment Associates, Inc. ("TradeStreet") and the Registrant is incorporated by reference to Post- Effective Amendment No. 41, filed January 29, 1996.

(7) Distribution Agreement between Stephens Inc. and Registrant for all classes of shares of Nations Fund Trust is incorporated by reference to Post-Effective Amendment No. 37, filed March 31, 1995.

(8)                 Not Applicable.

EXHIBIT NUMBER      DESCRIPTION

(9)(a) Mutual Fund Custody Agreement between Registrant and NationsBank of Texas, N.A. ("NationsBank Texas"), dated June 26, 1992, relating to the Money Market Fund, Government Fund, Tax Exempt Fund, Balanced Assets Fund, Short-Term Income Fund, Diversified Income Fund, Capital Growth Fund, Emerging Growth Fund, Adjustable Rate Government Fund, Strategic Fixed Income Fund, Mortgage-Backed Securities Fund, North Carolina Municipal Bond Fund, Florida Municipal Bond Fund and Texas Municipal Bond Fund, is incorporated by reference to Post-Effective Amendment No. 23, filed December 23, 1992.

(9)(b)(i) Amendment No. 1 dated February 3, 1993, to the Mutual Fund Custody Agreement dated June 26, 1992 between Registrant and NationsBank Texas, relating to the addition of the Tennessee Municipal Bond Fund and Intermediate Municipal Bond Fund, is incorporated by reference to Post- Effective Amendment No. 26, filed March 26, 1993.

(9)(b)(ii) Amendment No. 2 to the Mutual Fund Custody Agreement between Registrant and NationsBank Texas relating to the Equity Index Fund, Short-Term Municipal Income Fund, Nations Florida Intermediate Municipal Bond Fund, Nations Georgia Intermediate Municipal Bond Fund, Nations Maryland Intermediate Municipal Bond Fund, Nations North Carolina Intermediate Municipal Bond Fund, Nations South Carolina Intermediate Municipal Bond Fund, Nations Tennessee Intermediate Municipal Bond Fund, Nations Texas Intermediate Municipal Bond Fund, Nations Virginia Intermediate Municipal Bond Fund is incorporated by reference to Post-Effective Amendment No. 32, filed March 29, 1994.

(9)(b)(iii) Form of Amendment No. 3 to the Mutual Fund Custody Agreement between Registrant and NationsBank Texas relating to the Special Equity Fund is incorporated by reference to Post-Effective Amendment No. 31, filed January 31, 1994.

(9)(b)(iv) Form of Amendment No. 4 to the Mutual Fund Custody Agreement between the Registrant and NationsBank Texas relating to Nations Tax-Managed Equity Fund is incorporated by reference to Post-Effective Amendment No. 40, filed October 20, 1995.(

9)(c) Form of Global Sub-Custody Agreement between Registrant, The Chase Manhattan Bank and NationsBank Texas is incorporated by reference to Post- Effective Amendment No. 31, filed January 31,

EXHIBIT NUMBER      DESCRIPTION

                    1994.

(l0)(a) Form of Shareholder Servicing Agreement relating to Primary B Shares is incorporated by reference to Post-Effective Amendment No. 27, filed May 27, 1993.

10(b) Shareholder Servicing Plan for Investor A Shares is incorporated by reference to Post-Effective Amendment No. 32, filed March 29, 1994.

10(c) Forms of Shareholder Servicing Agreement for Investor A Shares are incorporated by reference to Post-Effective Amendment No. 32, filed March 29, 1994.

10(d) Shareholder Servicing Plan for Investor B Shares of the money market funds and Investor C Shares (formerly Investor B Shares) of the non-money market funds, is incorporated by reference to Post-Effective Amendment No. 32, filed March 29, 1994.

10(e) Forms of Shareholder Servicing Agreement for Investor B Shares of the money market funds and Investor C Shares (formerly Investor B Shares) of the non- money market funds, are incorporated by reference to Post-Effective Amendment No. 32, filed March 29, 1994.

10(f) Shareholder Servicing Plan for Investor C Shares of the money market funds and Investor N Shares (formerly Investor C Shares) of the non-money market funds, is incorporated by reference to Post-Effective Amendment No. 32, filed March 29, 1994.

10(g) Forms of Shareholder Servicing Agreement for Investor C Shares of the money market funds and Investor N Shares (formerly Investor C Shares) of the non- money market funds are incorporated by reference to Post-Effective Amendment No. 32, filed March 29, 1994.

(10)(h) Amended and Restated Shareholder Servicing and Distribution Plan Pursuant to Rule 12b-1 for Investor A Shares is incorporated by reference to Post- Effective Amendment No. 32, filed March 29, 1994.

(l0)(i) Form of Sales Support Agreement for Investor A Shares is incorporated by reference to Post-Effective Amendment No. 32, filed March 29, 1994.

(l0)(j) Amended and Restated Distribution Plan for Investor B Shares of the money market funds and Investor C Shares (formerly Investor B Shares) of the non- money market funds, is incorporated by reference to Post-Effective Amendment No. 32, filed March 29, 1994.

(l0)(k) Form of Sales Support Agreement for Investor B Shares of the money market funds and Investor C Shares (formerly Investor B Shares) of the non-money market funds is incorporated by reference to Post-Effective Amendment No. 32, filed March 29, 1994.

(l0)(l) Distribution Plan for Investor N Shares (formerly Investor C Shares) of the non-money market funds is incorporated by reference to Post-Effective Amendment No. 32, filed March 29, 1994.

(l0)(m) Form of Sales Support Agreement for Investor N Shares (formerly Investor C Shares) of the non-money market funds) is incorporated by reference to Post- Effective Amendment No. 32, filed March 29, 1994

(l0)(n) Shareholder Administration Plan for Primary B Shares is incorporated by reference to Post-Effective Amendment No. 41, filed January 29, 1996.

(10)(o) Transfer Agency Agreement between Registrant and NationsBank Texas, dated April 25, 1992, relating to the Trust Shares (now known as Primary Shares) of the Government, Tax Exempt, Money Market, Income, Equity, Value, Managed Bond, Municipal Income, Georgia Municipal Bond, Maryland Municipal Bond, South Carolina Municipal Bond, Virginia Municipal Bond and Short-Intermediate Government Funds, is incorporated by reference to Post-Effective Amendment No. 22, filed April 6, 1992.

(l0)(p) Amendment No. 1 dated September 28, 1992, to the Transfer Agency Agreement between Registrant and NationsBank Texas, dated April 25, 1992, relating to the Trust Shares (now known as Primary Shares) of the Capital Growth Fund Emerging Growth Fund, Balanced Assets Fund, Short-Term Income Fund, Adjustable Rate Government Fund, Diversified Income Fund, Strategic Fixed Income Fund, Mortgage-Backed Securities Fund, Florida Municipal Bond Fund, North Carolina Municipal Bond Fund and Texas Municipal Bond Fund, is incorporated by reference to Post-

EXHIBIT NUMBER      DESCRIPTION

                    Effective Amendment No. 26, filed March 26, 1993.

(l0)(q) Amendment No. 2 dated February 3, 1993, to the Transfer Agency Agreement between Registrant and NationsBank Texas, dated April 25, 1992, relating to the Tennessee Municipal Bond Fund and Municipal Income Fund, is incorporated by reference to Post-Effective Amendment No. 26, filed March 26, 1993.

(10)(r) Amendment No. 3 to the Transfer Agency Agreement relating to the Equity U.S. Securities and Exchange Commission February 20, 1997 Page 64 Index Fund, Florida Municipal Bond Fund, Georgia Municipal Bond Fund, Maryland Municipal Bond Fund, North Carolina Municipal Bond Fund, South Carolina Municipal Bond Fund, Tennessee Municipal Bond Fund, Texas Municipal Bond Fund and Virginia Municipal Bond Fund, is incorporated by reference to Post-Effective Amendment No. 29, filed September 30, 1993.

(l0)(s) Amendment No. 4 to the Transfer Agency Agreement relating to Nations Tax- Managed Equity Fund is incorporated by reference to Post-Effective Amendment No. 40, filed October 20, 1995.

(l0)(t) Cross Indemnification Agreement dated June 27, 1995, between the Trust, Nations Fund, Inc. and Nations Fund Portfolios, Inc. incorporated by reference to Post-Effective No. 39, filed September 28, 1995.

(11) Opinion and Consent of Morrison & Foerster LLP, filed herewith.

(12)                See Item 17(3) of this Part C.

(13)(a) Prototype Individual Retirement Account Plan, is incorporated by reference to Post-Effective Amendment No. 26, filed March 26, 1993.

(13)(b) Administration Agreement between Stephens Inc. and Registrant is incorporated by reference to Post-Effective Amendment No. 37, filed March 31, 1995.(13)(c) Co-Administration Agreement between The Boston Company Advisors, Inc. and Registrant is incorporated by reference to Post-Effective Amendment No. 37, filed March 31, 1995.

(13)(c) Co-Administration Agreement between The Boston Company Advisors, Inc. and Registrant is incorporated by reference to Post-Effective Amendment No. 37, filed March 31, 1995.

(13)(d) Shareholder Administration Agreement for Trust B Shares (now known as Primary B Shares) is incorporated by reference to Post-

EXHIBIT NUMBER      DESCRIPTION

                    Effective Amendment No. 41, filed January 29, 1996.

(13)(e) Form of Administration Agreement between Stephens Inc. and Registrant is incorporated herein by reference to Registrant's Amendment No. 30, filed December 1, 1993.

14(a) Consent of Independent Auditors - Price Waterhouse LLP, filed herewith.

14(b) Consent of Independent Auditors - Arthur Andersen LLP, filed herewith

15                  Not Applicable

16                  Powers of Attorney, filed herewith.

17(a) Declaration, pursuant to Rule 24f-2 under the Investment Company Act of 1940, of the Registrant, filed herewith.

17(b)               Form of Proxy Ballot, filed herewith.

17(c)(i) Prospectuses for Primary A, Investor A and Investor N Shares for Nations Strategic Fixed Income Fund, Nations Disciplined Equity Fund, Nations Value Fund, Nations Intermediate Municipal Bond Fund, Nations Short-Intermediate Government Fund and Nations Municipal Income Fund, and Prospectuses for Primary A, Investor B and Daily Shares for Nations Tax-Exempt Fund, incorporated by reference to Post-Effective Amendment No. 44 to the Registration Statement, as filed on July 25, 1996.

17(c)(ii)           Prospectuses for Class A, Class B and Pilot Shares for Pilot
                    Diversified Bond Income Fund, Pilot Growth Fund, Pilot
                    Growth and Income Fund, Pilot Intermediate Municipal Bond
                    Fund, Pilot Intermediate U.S. Government Securities Fund and
                    Pilot Municipal Bond Fund, and Prospectuses for
                    Administration, Investor and Pilot Shares of Pilot Missouri
                    Short-Term Tax- Exempt Fund and Pilot Short-Term Tax-Exempt
                    Diversified Fund, incorporated by reference to Post-Effective Amendment No. 33 to the Pilot Registration
                    Statement, as filed on November 12, 1996.

17(c)(iii)          Annual Reports for Nations Strategic Fixed Income Fund,
                    Nations Disciplined Equity Fund, Nations Value Fund, Nations
                    Intermediate Municipal Bond Fund, Nations Short-Intermediate
                    Government

EXHIBIT NUMBER      DESCRIPTION

                    Fund, Nations Tax Exempt Fund and Nations
                    Municipal Income Fund for the year ended March 31, 1996, filed on May 30, 1996.

17(c)(iv)           Annual Reports for Pilot Diversified Bond Income Fund, Pilot
                    Growth Fund, Pilot Growth and Income Fund, Pilot
                    Intermediate Municipal Bond Fund, Pilot Intermediate U.S.
                    Government Securities Fund, Pilot Missouri Short-Term
                    Tax-Exempt Fund, Pilot Municipal Bond Fund and Pilot
                    Short-Term Tax- Exempt Diversified Fund for the year ended
                    August 31, 1996, filed November 13, 1996.

17(c)(v) Semi-Annual Reports for Nations Strategic Fixed Income Fund, Nations Disciplined Equity Fund, Nations Value Fund, Nations Intermediate Municipal Bond Fund, Nations Short-Intermediate Government Fund, Nations Tax Exempt Fund and Nations Municipal Income Fund for the period ended September 30, 1996, filed on December 5, 1996.

Item 17. Undertakings.

              (1) Registrant agrees that, prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

              (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

              (3) The undersigned Registrant agrees to file, by post-effective amendment, an opinion of counsel or a copy of an IRS ruling supporting the tax consequences of the Reorganization within a reasonable time after receipt of such opinion or ruling.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused his Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas on the 17th day of February, 1997.

                                      NATIONS FUND TRUST

                                      By:          *
                                           -------------------------------
                                           A. Max Walker
                                           President and Chairman of the Board
                                           of Trustees

                                      By:  /s/ Richard H. Blank, Jr..
                                           -------------------------------
                                            Richard H. Blank, Jr.
                                            *Attorney-in-Fact

                  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-14 has been signed below by the following persons in the capacities and on the date indicated:

              SIGNATURES                                   TITLE                                     DATE

                  *                            President and Chairman of the                   February 17, 1997
  ----------------------------------
            (A. Max Walker)                    Board of Trustees (Principal
                                                    Executive Officer)
                  *                            Treasurer and Vice President                    February 17, 1997
  ----------------------------------
           (Richard H. Rose)                (Principal Financial and Accounting
                                                         Officer)
                  *                                       Trustee                              February 17, 1997
  ----------------------------------
        (Edmund L. Benson, III)
                  *                                       Trustee                              February 17, 1997
  ----------------------------------
             (James Ermer)
                  *                                       Trustee                              February 17, 1997
  ----------------------------------
          (William H. Grigg)
                  *                                       Trustee                              February 17, 1997
  ----------------------------------
          (Thomas F. Keller)
                  *                                       Trustee                              February 17, 1997
  ----------------------------------
         (Carl E. Mundy, Jr.)
                  *                                       Trustee                              February 17, 1997
  ----------------------------------
          (Charles B. Walker)
                  *                                       Trustee                              February 17, 1997
  ----------------------------------
         (Thomas S. Word, Jr.)

    /s/ Richard H. Blank, Jr.
         Richard H. Blank, Jr.
        *Attorney-In-Fact


                               NATIONS FUND TRUST

                           FILE NOS. 2-97817; 811-4305

Exhibit Number            Description
Ex-99.11                  Opinion and Consent of Morrison & Foerster LLP
Ex-99.14(a)               Opinion and Consent of Auditors - Price Waterhouse
                          LLP
Ex-99.14(b)               Opinion and Consent of Auditors - Arthur Andersen
                          LLP
Ex-99.16                  Powers of Attorney
Ex-99.17(a)               Declaration pursuant to Rule 24f-2 under the
                          Investment Company Act of 1940 of the Registrant
Ex-99.17(b)               Form of Proxy Ballot